As filed with the Securities and Exchange Commission on February 19, 2003

1933 Act Registration No. 33-17619
1940 Act Registration No. 811-5349

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

———————

Form N-1A

REGISTRATION STATEMENT UNDER THE
SECURITIES ACT OF 1933 (X)

Post-Effective Amendment No. 81 (X)

and/or

REGISTRATION STATEMENT UNDER THE
INVESTMENT COMPANY ACT OF 1940 (X)

Amendment No. 83 (X)

(Check appropriate box or boxes)

———————

GOLDMAN SACHS TRUST

(Exact name of registrant as specified in charter)

4900 Sears Tower
Chicago, Illinois 60606-6303
(Address of principal executive offices)

Registrant's Telephone Number,
including Area Code 312-655-4400

———————

Howard B. Surloff, Esq
Goldman Sachs Asset Management
32 Old Slip
New York, New York 10005

(Name and address of agent for service)

Copies to:
Jeffrey A. Dalke, Esq.
Drinker Biddle & Reath LLP
One Logan Square
18th and Cherry Streets
Philadelphia, PA 19103

It is proposed that this filing will become effective (check appropriate box)

☐   Immediately upon filing pursuant to paragraph (b)
☒   On February 28, 2003 pursuant to paragraph (b)
☐   60 days after filing pursuant to paragraph (a)(1)
☐   On (date) pursuant to paragraph (a)(1)
☐   75 days after filing pursuant to paragraph (a)(2) of rule 485
☐   On (date) pursuant to paragraph (a)(2) of rule 485



Prospectus

Class A, B and C Shares

February 28, 2003

GOLDMAN SACHS FIXED INCOME FUNDS

- Goldman Sachs Enhanced Income Fund
- Goldman Sachs Ultra-Short Duration Government Fund (formerly the Adjustable Rate Government Fund)
- Goldman Sachs Short Duration Government Fund
- Goldman Sachs Short Duration Tax-Free Fund
- Goldman Sachs Government Income Fund
- Goldman Sachs Municipal Income Fund
- Goldman Sachs Core Fixed Income Fund
- Goldman Sachs Global Income Fund
- Goldman Sachs High Yield Municipal Fund
- Goldman Sachs High Yield Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN A FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN A FUND INVOLVES INVESTMENT RISKS, AND YOU MAY LOSE MONEY IN A FUND.

Goldman Sachs

Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the Enhanced Income, Short Duration Tax-Free, Government Income, Municipal Income, Core Fixed Income, High Yield Municipal and High Yield Funds. Goldman Sachs Funds Management, L.P. serves as investment adviser to the Ultra-Short Duration Government (formerly, the Adjustable Rate Government Fund) and Short Duration Government Funds. Goldman Sachs Asset Management International serves as investment adviser to the Global Income Fund. Goldman Sachs Asset Management, Goldman Sachs Funds Management, L.P., and Goldman Sachs Asset Management International are each referred to in this Prospectus as the ''Investment Adviser.''

The Funds Described In This Prospectus, Including The Enhanced Income Fund, Are Not Money Market Funds. Investors In The Funds Should Understand That The Net Asset Value (''NAV'') Of The Funds Will Fluctuate Which May Result In A Loss Of A Portion Of The Principal Amount Invested.

Goldman Sachs' Fixed Income Investing Philosophy:

Active Management Within a Risk-Managed Framework

The Investment Adviser employs a disciplined, multi-step process to evaluate potential investments:

1. Sector Allocation—The Investment Adviser assesses the relative value of different investment sectors (such as U.S. corporate, asset-backed and mortgage-backed securities) to create investment strategies that meet each Fund's objectives.

2. Security Selection—In selecting securities for each Fund, the Investment Adviser draws on the extensive resources of Goldman Sachs, including fixed-income research professionals.

3. Yield Curve Strategies—The Investment Adviser adjusts the term structure of the Funds based on its expectations of changes in the shape of the yield curve while closely controlling the overall duration of the Fund.

The Investment Adviser de-emphasizes interest rate predictions as a means of generating incremental return. Instead, the Investment Adviser seeks to add value through the selection of particular securities and investment sector allocation as described above.

> With every fixed-income portfolio, the Investment Adviser applies a team approach that emphasizes risk management and capitalizes on Goldman Sachs' extensive research capabilities.

Each of the Funds described in this Prospectus has a target duration. A Fund's duration approximates its price sensitivity to changes in interest rates. Maturity measures the time until final payment is due; it takes no account of the pattern of a security's cash flows over time. In computing portfolio duration, a Fund will estimate the duration of obligations that are subject to prepayment or redemption by the issuer, taking into account the influence of interest rates on prepayments and coupon flows. This method of computing duration is known as ''option-adjusted'' duration. The Investment Adviser will use futures contracts and options on futures contracts to manage the Funds' target duration in accordance with their benchmark or benchmarks. A Fund will not be limited as to its maximum weighted average portfolio maturity or the maximum stated maturity with respect to individual securities unless otherwise noted.

Each Fund also has credit rating requirements for the securities it buys. A Fund will deem a security to have met its minimum credit rating requirement if the security has the required rating at the time of purchase from at least one nationally recognized statistical rating organization (''NRSRO'') even though it has been rated below the minimum rating by one or more other NRSROs. Unrated securities may be purchased by the Funds if they are determined by the Investment Adviser to be of comparable quality. If a security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below such rating, the Fund will not be required to dispose of such security. This is so even if the downgrade causes the average credit quality of the Fund to be lower than that stated in the Prospectus. Furthermore, during this period, the Investment Adviser will only buy securities at or above the Fund's average rating requirement. If a downgrade occurs, the Investment Adviser will consider what action, including the sale of such security, is in the best interests of a Fund and its shareholders.

References in this Prospectus to a Fund's benchmark or benchmarks are for informational purposes only, and unless otherwise noted are not an indication of how the Fund is managed.

Fund Investment Objectives and Strategies

Goldman Sachs Enhanced Income Fund

FUND FACTS

Duration (under normal interest rate conditions):	Target = 9-month U.S. Treasury Bill plus or minus 3 months
Expected Approximate Interest Rate Sensitivity:	9-month U.S. Treasury bill
Credit Quality:	Minimum = A by a NRSRO at the time of purchase or, if unrated, determined by the Investment Adviser to be of comparable quality Weighted Average = AA
Benchmarks:	Six-Month U.S. Treasury Bill Index One-Year U.S. Treasury Note Index
Symbol:	Class A: GEIAX

INVESTMENT OBJECTIVE

The Fund seeks to generate return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, primarily in a portfolio of fixed income securities, including non-mortgage securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises (''U.S. Government Securities''), corporate notes and commercial paper and fixed and floating rate asset-backed securities. Except for Treasury Securities deliverable into futures transactions, the Fund will not invest in securities with remaining maturities of more than 5 years as determined in accordance with the Statement of Additional Information (the ''Additional Statement''). The Fund may invest across a broad range of high-grade fixed income sectors with an emphasis on the preservation of capital and liquidity. In pursuing the Fund's investment objective, the Investment Adviser will seek to enhance the Fund's return by identifying those high grade fixed income securities that are within the maturity limitations discussed above and that the Investment Adviser believes offer advantageous yields relative to other similar securities.

Goldman Sachs Ultra-Short Duration Government Fund

FUND FACTS	
Duration (under normal interest rate conditions):	Target = Six-Month U.S. Treasury Bill Index to One-Year U.S. Treasury Note Index Maximum = 2 years
Expected Approximate Interest Rate Sensitivity:	9-month U.S. Treasury bill
Credit Quality:	U.S. Government Securities and repurchase agreements collateralized by such securities; non-U.S. Government Securities rated AAA or Aaa by a NRSRO at the time of purchase, or if unrated, determined by the Investment Adviser to be of comparable quality
Benchmarks:	Six-Month U.S. Treasury Bill Index One-Year U.S. Treasury Note Index
Symbol:	Class A: GSAMX

INVESTMENT OBJECTIVE

The Fund seeks to provide a high level of current income, consistent with low volatility of principal.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in U.S. Government Securities, including securities representing an interest in or collateralized by adjustable rate and fixed rate mortgage loans (''Mortgage-Backed Securities''), and in repurchase agreements collateralized by U.S. Government Securities. The remainder of the Fund's Net Assets (up to 20%) may be invested in other non-government securities. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Goldman Sachs
Short Duration Government Fund

FUND FACTS

Duration (under normal interest rate conditions):	Target = Two-Year U.S. Treasury Note Index plus or minus 0.5 years Maximum = 3 years
Expected Approximate Interest Rate Sensitivity:	2-year U.S. Treasury note
Credit Quality:	U.S. Government Securities and repurchase agreements collateralized by such securities
Benchmark:	Two-Year U.S. Treasury Note Index
Symbols:	Class A: GSSDX, Class B: GSDGX, Class C: GSDCX

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income and secondarily, in seeking current income, may also consider the potential for capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in U.S. Government Securities and in repurchase agreements collateralized by such securities. Substantially all of the Fund's Net Assets will be invested in U.S. Government Securities. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Goldman Sachs
Short Duration Tax-Free Fund

FUND FACTS

Duration (under normal interest rate conditions):	Target = Lehman Brothers 1–3 Year Municipal Bond Index plus or minus 0.5 years Maximum = 3.5 years
Expected Approximate Interest Rate Sensitivity:	2.5-year municipal bond
Credit Quality:	Minimum = BBB or Baa by a NRSRO at the time of purchase or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmark:	Lehman Brothers 1–3 Year Municipal Bond Index
Symbols:	Class A: GSDTX, Class B: GSDBX, Class C: GSTCX

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income, consistent with relatively low volatility of principal, that is exempt from regular federal income tax.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal market conditions, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in fixed-income securities issued by or on behalf of states, territories and possessions of the United States (including the District of Columbia) and the political subdivisions, agencies and instrumentalities thereof (''Municipal Securities''), the interest on which is exempt from regular federal income tax (*i.e.*, excluded from gross income for federal income tax purposes), and is not a tax preference item under the federal alternative minimum tax. Under normal market conditions, the Fund's investments in private activity bonds and taxable investments will not exceed, in the aggregate, 20% of the Fund's Net Assets. The interest from private activity bonds (including the Fund's distributions of such interest) may be a preference item for purposes of the federal alternative minimum tax. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Goldman Sachs
Government Income Fund

FUND FACTS

Duration (under normal interest rate conditions):	Target = Lehman Brothers Mutual Fund Government/Mortgage Index plus or minus 1 year Maximum = 6 years
Expected Approximate Interest Rate Sensitivity:	5-year U.S. Treasury note
Credit Quality:	U.S. Government Securities; non-U.S. Government Securities rated AAA or Aaa by a NRSRO at the time of purchase or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmark:	Lehman Brothers Mutual Fund Government/Mortgage Index
Symbols:	Class A: GSGOX, Class B: GSOBX, Class C: GSOCX

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income, consistent with safety of principal.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in U.S. Government Securities and in repurchase agreements collateralized by such securities. The remainder of the Fund's Net Assets (up to 20%) may be invested in non-government securities such as privately issued Mortgage-Backed Securities, asset-backed securities and corporate securities. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Goldman Sachs Municipal Income Fund

FUND FACTS

Duration (under normal interest rate conditions):	Target = Lehman Brothers Aggregate Municipal Bond Index plus or minus one year Maximum = 12 years
Expected Approximate Interest Rate Sensitivity:	15-year municipal bond
Credit Quality:	Minimum = BBB or Baa at the time of purchase; Weighted Average = A Securities will either be rated by a NRSRO or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmark:	Lehman Brothers Aggregate Municipal Bond Index
Symbols:	Class A: GSMIX, Class B: GSMBX, Class C: GSMUX

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income that is exempt from regular federal income tax, consistent with preservation of capital.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal market conditions, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in Municipal Securities, the interest on which is exempt from regular federal income tax (*i.e.*, excluded from gross income for federal income tax purposes). The Fund may invest up to 100% of its Net Assets in private activity bonds, the interest on which (including the Fund's distributions of such interest) may be a preference item for purposes of the federal alternative minimum tax. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Goldman Sachs
Core Fixed Income Fund

FUND FACTS	
Duration (under normal interest rate conditions):	Target = Lehman Brothers Aggregate Bond Index plus or minus one year Maximum = 6 years
Expected Approximate Interest Rate Sensitivity:	5-year U.S. Treasury note
Credit Quality:	Minimum = BBB or Baa at time of purchase; Minimum for non-U.S. dollar denominated securities = AA or Aa Securities will either be rated by a NRSRO or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmark:	Lehman Brothers Aggregate Bond Index
Symbols:	Class A: GCFIX, Class B: GCFBX, Class C: GCFCX

INVESTMENT OBJECTIVE

The Fund seeks a total return consisting of capital appreciation and income that exceeds the total return of the Lehman Brothers Aggregate Bond Index (the ''Index'').

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in fixed-income securities, including U.S. Government Securities, corporate debt securities, privately issued Mortgage-Backed Securities and asset-backed securities. The Fund may also invest in custodial receipts, Municipal Securities and convertible securities. The Fund's investments in non-U.S. dollar denominated obligations will not exceed 25% of its total assets at the time of investment, of which 10% may be invested in obligations of issuers in countries with emerging markets or economies (''emerging countries''). In pursuing its investment objective, the Fund uses the Index as its performance benchmark, but the Fund will not attempt to replicate the Index. The Fund may, therefore, invest in securities that are not included in the Index.

Goldman Sachs
Global Income Fund

<table>
<tr><td colspan="2">FUND FACTS</td></tr>
<tr><td>Duration (under normal interest rate conditions):</td><td>Target = J.P. Morgan Global Government Bond Index (hedged) plus or minus 2.5 years
Maximum = 7.5 years</td></tr>
<tr><td>Expected Approximate Interest Rate Sensitivity:</td><td>6-year government bond</td></tr>
<tr><td>Credit Quality:</td><td>Minimum = BBB or Baa at time of purchase; at least 50% of total assets = AAA or Aaa
Securities will either be rated by a NRSRO or, if unrated, determined by the Investment Adviser to be of comparable quality</td></tr>
<tr><td>Benchmark:</td><td>J.P. Morgan Global Government Bond Index (hedged)</td></tr>
<tr><td>Symbols:</td><td>Class A: GSGIX, Class B: GSLBX, Class C: GSLCX</td></tr>
</table>

INVESTMENT OBJECTIVE

The Fund seeks a high total return, emphasizing current income, and, to a lesser extent, providing opportunities for capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a portfolio of fixed-income securities of U.S. and foreign issuers. The Fund also enters into transactions in foreign currencies. Under normal market conditions, the Fund will:

- Have at least 30% of its Net Assets, after considering the effect of currency positions, denominated in U.S. dollars
- Invest in securities of issuers in at least three countries
- Seek to meet its investment objective by pursuing investment opportunities in foreign and domestic fixed-income securities markets and by engaging in currency transactions to seek to enhance returns and to seek to hedge its portfolio against currency exchange rate fluctuations

The Fund may invest more than 25% of its total assets in the securities of corporate and governmental issuers located in each of Canada, Germany, Japan and the United Kingdom as well as in the securities of U.S. issuers. Not more than 25% of the Fund's total assets will be invested in securities of issuers in any other single foreign country. The Fund may also invest up to 10% of its total assets in issuers in emerging countries.

The fixed-income securities in which the Fund may invest include:
- U.S. Government Securities and custodial receipts therefor
- Securities issued or guaranteed by a foreign government or any of its political subdivisions, authorities, agencies, instrumentalities or by supranational entities
- Corporate debt securities
- Certificates of deposit and bankers' acceptances issued or guaranteed by, or time deposits maintained at, U.S. or foreign banks (and their branches wherever located) having total assets of more than $1 billion
- Commercial paper
- Mortgage-Backed Securities and asset-backed securities

The Global Income Fund is ''non-diversified'' under the Investment Company Act of 1940 (the ''Act''), and may invest more of its assets in fewer issuers than ''diversified'' mutual funds. Therefore, the Global Income Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

Goldman Sachs
High Yield Municipal Fund

FUND FACTS

Duration (under normal interest rate conditions):	Target = Lehman Brothers Municipal Bond Index plus or minus 2 years Maximum = 12 years
Expected Approximate Interest Rate Sensitivity:	15–20-year municipal bond
Credit Quality:	At least 65% of total assets = BBB or Baa or lower at the time of purchase or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmarks:	Lehman Brothers Aggregate Municipal Bond Index and Lehman Brothers High Yield Municipal Bond Index
Symbols:	Class A: GHYAX, Class B: GHYBX, Class C: GHYCX

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income that is exempt from regular federal income tax and may also consider the potential for capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 65% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in high-yield Municipal Securities that, at the time of purchase, are medium quality or non-investment grade. Medium quality securities are rated BBB or Baa by a NRSRO, and non-investment grade securities are securities rated BB, Ba or below by a NRSRO. Unrated securities will be determined by the Investment Adviser to be of comparable quality. Under normal circumstances, the Fund may also invest up to 35% of its Total Assets in higher grade fixed-income securities.

In pursuing its principal investment strategy, the Investment Adviser will assess the relative value in the Municipal Securities market from both a credit and yield curve perspective. Tax-exempt securities offering the high current income sought by the Fund may be predominantly in the lower rating categories of NRSROs (BB/Ba or lower).

Under normal market conditions, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in Municipal Securities, the interest on which is exempt from regular federal income tax (*i.e.*, excluded from gross income for federal income tax purposes).

The Fund may invest up to 100% of its Net Assets in private activity bonds, the interest on which (including the Fund's distributions of such interest) may be a preference item for purposes of the federal alternative minimum tax. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Recognizing that the high-yield municipal market may consist of a limited number of attractive investment opportunities at any one time, the Investment Adviser may temporarily close the Fund to new investors in circumstances when it believes that a sufficient quantity of appropriate high-yield Municipal Securities are not available in the market place. This determination will not preclude existing shareholders of the High Yield Municipal Fund from purchasing or redeeming Fund shares.

The High Yield Municipal Fund is ''non-diversified'' under the Act, and may invest more of its assets in fewer issuers than ''diversified'' mutual funds. Therefore, the High Yield Municipal Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

Non-investment grade fixed-income securities (commonly known as ''junk bonds'') tend to offer higher yields than higher rated securities with similar maturities. Non-investment grade fixed-income securities are, however, considered speculative and generally involve greater price volatility and greater risk of loss of principal and interest than higher rated securities. The Fund may purchase the securities of issuers that are in default.

Goldman Sachs High Yield Fund

FUND FACTS	
Duration (under normal interest rate conditions):	Target = Lehman Brothers U.S. Corporate High Yield Bond Index plus or minus 2.5 years Maximum = 7.5 years
Expected Approximate Interest Rate Sensitivity:	6-year U.S. Treasury note
Credit Quality:	At least 80% of net assets = BB or Ba or lower at the time of purchase or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmark:	Lehman Brothers U.S. Corporate High Yield Bond Index
Symbols:	Class A: GSHAX, Class B: GSHBX, Class C: GSHCX

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income and may also consider the potential for capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in high-yield, fixed-income securities that, at the time of purchase, are non-investment grade securities. Non-investment grade securities are securities rated BB, Ba or below by a NRSRO, or, if unrated, determined by the Investment Adviser to be of comparable quality. The Fund may invest in all types of fixed-income securities, including:

- Senior and subordinated corporate debt obligations (such as bonds, debentures, notes and commercial paper)
- Convertible and non-convertible corporate debt obligations
- Loan participations
- Custodial receipts
- Municipal Securities
- Preferred stock

The Fund may invest up to 25% of its total assets in obligations of domestic and foreign issuers which are denominated in currencies other than the U.S. dollar and in securities of issuers located in emerging countries denominated in any currency.

Under normal market conditions, the Fund may invest up to 20% of its Net Assets in investment grade fixed-income securities, including U.S. Government Securities. The Fund may also invest in common stocks, warrants, rights and other equity securities, but will generally hold such equity investments only when debt or preferred stock of the issuer of such equity securities is held by the Fund or when the equity securities are received by the Fund in connection with a corporate restructuring of an issuer.

Non-investment grade fixed-income securities (commonly known as ''junk bonds'') tend to offer higher yields than higher rated securities with similar maturities. Non-investment grade fixed-income securities are, however, considered speculative and generally involve greater price volatility and greater risk of loss of principal and interest than higher rated securities. The Fund may purchase the securities of issuers that are in default.

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information about these and other investment practices and securities, see Appendix A.

10 Percent of total assets (including securities lending collateral) *(italic type)*
10 Percent of net assets (excluding borrowings for investment purposes) (roman type)
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund
— Not permitted

	Enhanced Income Fund	Ultra-Short Duration Government Fund	Short Duration Government Fund	Short Duration Tax-Free Fund	Government Income Fund
Investment Practices					
Borrowings	*33¹/₃*	*33¹/₃*	*33¹/₃*	*33¹/₃*	*33¹/₃*
Credit, Interest Rate and Total Return Swaps*	•	•	•	•	•
Currency Options and Futures	—	—	—	—	—
Cross Hedging of Currencies	—	—	—	—	—
Currency Swaps*	—	—	—	—	—
Financial Futures Contracts	•	•	•	•	•
Forward Foreign Currency Exchange Contracts	—	—	—	—	—
Interest Rate Floors, Caps and Collars	•	•	•	•	•
Mortgage Dollar Rolls	—	•	•	—	•
Mortgage Swaps*	—	•	•	—	•
Options (including Options on Futures)	•	•	•	•	•
Options on Foreign Currencies	—	—	—	—	—
Repurchase Agreements	•**	•	•	•	•
Securities Lending	*33¹/₃*	*33¹/₃*	*33¹/₃*	*33¹/₃*	*33¹/₃*
Standby Commitments and Tender Option Bonds	—	—	—	•	—
When-Issued Securities and Forward Commitments	•	•	•	•	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
** *These Funds may enter into repurchase agreements collateralized by securities issued by foreign governments.*

16

Municipal Income Fund	Core Fixed Income Fund	Global Income Fund	High Yield Municipal Fund	High Yield Fund
$33^{1}/_{3}$	$33^{1}/_{3}$	$33^{1}/_{3}$	$33^{1}/_{3}$	$33^{1}/_{3}$
•	•	•	•	•
—	•	•	—	•
—	•	•	—	•
—	•	•	—	•
•	•	•	•	•
—	•	•	—	•
•	•	•	•	•
—	•	•	—	—
—	•	•	—	•
•	•	•	•	•
—	•	•	—	•
•	•**	•**	•	•**
$33^{1}/_{3}$	$33^{1}/_{3}$	$33^{1}/_{3}$	$33^{1}/_{3}$	$33^{1}/_{3}$
•	—	—	•	—
•	•	•	•	•

10 Percent of total assets *(italic type)*

10 Percent of Net Assets (including borrowings for investment purposes) (roman type)

• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund

— Not permitted

	Enhanced Income Fund	Ultra-Short Duration Government Fund	Short Duration Government Fund	Short Duration Tax-Free Fund	Government Income Fund
Investment Securities					
Asset-Backed Securities	•	•[1]	•[1]	•	•
Bank Obligations	•	•	—	—	•
Convertible Securities	•	—	—	•	—
Corporate Debt Obligations and Trust Preferred Securities	•	•	—	•	•
Emerging Country Securities	—	—	—	—	—
Floating and Variable Rate Obligations	•	•	•	•	•
Foreign Securities[2]	•	—	—	—	—
Loan Participations	—	—	—	—	—
Mortgage-Backed Securities					
Adjustable Rate Mortgage Loans	—	•	•	—	•
Collateralized Mortgage Obligations	—	•	•	—	•
Multiple Class Mortgage-Backed Securities	—	•	•	—	•
Privately Issued Mortgage-Backed Securities	—	•	—	—	•
Stripped Mortgage-Backed Securities	—	•	•	—	•
Lower Grade Fixed Income Securities	—	—	—	—	—
Preferred Stock, Warrants and Rights	•	—	—	—	—
Structured Securities*	•	•	•	•	•
Taxable Municipal Securities	—	•	—	•	•
Tax-Free Municipal Securities	—	•	—	80+	•
Temporary Investments	•	•	•	•[5]	•
U.S. Government Securities	•	•	80+	•	80+

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*

[1] *Ultra-Short Duration Government and Short Duration Government Funds may only invest in asset-backed securities that are issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises.*

[2] *Includes issuers domiciled in one country and issuing securities denominated in the currency of another. Non-dollar securities are not permitted for the Enhanced Income Fund.*

[3] *Of the Funds' investments in foreign securities, 10% of each Fund's total assets in the aggregate may be invested in emerging country securities.*

Municipal Income Fund	Core Fixed Income Fund	Global Income Fund	High Yield Municipal Fund	High Yield Fund
•	•	•	•	•
—	•	•	—	•
•	•	—	•	•
•	•	•	•	•
—	10[3]	10[3]	—	25[7]
•	•	•	•	•
—	25	•	—	•[7]
—	—	—	—	•
—	•	•	—	•
—	•	•	—	•
—	•	•	—	•
—	•	•	—	•
—	•	•	—	•
—	—	—	65+[4]	80+[4]
—	—	—	—	•
•	•	•	•	•
20	•	—	20	•
80+	•	—	80+	•
•[5]	•	•	•[5,6]	•[6]
•	•	•	•	•

[4] *High Yield Municipal and High Yield Funds will invest at least 65% and 80%, of their Total Assets and Net Assets, respectively, in lower grade securities under normal circumstances.*

[5] *Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds may invest no more than 20% of their Net Assets in taxable investments under normal market conditions. Under unusual conditions, taxable investments may exceed this percentage.*

[6] *High Yield Municipal and High Yield Funds may for this purpose invest in investment and high grade securities without limit.*

[7] *The High Yield Fund may invest up to 25% of its total assets in securities not denominated in U.S. dollars and in emerging country securities denominated in any currency.*

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Enhanced Income Fund	Ultra-Short Duration Government Fund	Short Duration Government Fund	Short Duration Tax-Free Fund	Government Income Fund
NAV	•	•	•	•	•
Interest Rate	•	•	•	•	•
Credit/Default	•	•	•	•	•
Call	•	•	•	•	•
Extension	•	•	•	•	•
Derivatives	•	•	•	•	•
U.S. Government Securities	•	•	•	•	•
Market	•	•	•	•	•
Management	•	•	•	•	•
Liquidity	•	•	•	•	•
Non-Diversification	—	—	—	—	—
Foreign	•	—	—	—	—
Emerging Countries	—	—	—	—	—
Junk Bond	—	—	—	—	—
Tax	—	—	—	•	—
Concentration	—	—	—	•	—

Municipal Income Fund	Core Fixed Income Fund	Global Income Fund	High Yield Municipal Fund	High Yield Fund
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
—	—	•	•	—
—	•	•	—	•
—	•	•	—	•
—	—	—	•	•
•	—	—	•	—
•	—	•	•	—

All Funds:

■ *NAV Risk*—The risk that the net asset value (''NAV'') of the Fund and the value of your investment will fluctuate.

■ *Interest Rate Risk*—The risk that when interest rates increase, fixed-income securities held by a Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.

■ *Credit/Default Risk*—The risk that an issuer or guarantor of fixed-income securities held by a Fund (which may have low credit ratings) may default on its obligation to pay interest and repay principal. With respect to the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds this risk includes the risk of default on foreign letters of credit or guarantees that back Municipal Securities.

■ *Call Risk*—The risk that an issuer will exercise its right to pay principal on an obligation held by a Fund (such as a Mortgage-Backed Security) earlier than expected. This may happen when there is a decline in interest rates. Under these circumstances, a Fund may be unable to recoup all of its initial investment and will also suffer from having to reinvest in lower yielding securities.

■ *Extension Risk*—The risk that an issuer will exercise its right to pay principal on an obligation held by a Fund (such as a Mortgage-Backed Security) later than expected. This may happen when there is a rise in interest rates. Under these circumstances, the value of the obligation will decrease, and a Fund will also suffer from the inability to invest in higher yielding securities.

■ *Derivatives Risk*—The risk that loss may result from a Fund's investments in options, futures, swaps, options on swaps, structured securities and other derivative investments. These instruments may be leveraged so that small changes may produce disproportionate losses to a Fund.

■ *U.S. Government Securities Risk*—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Many U.S. Government Securities purchased by the Funds, such as those issued by the Federal National Mortgage Association (''Fannie Mae'') and Federal Home Loan Mortgage Corporation (''Freddie Mac''), are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by a Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

■ *Market Risk*—The risk that the value of the securities in which a Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors and/or general economic conditions. Price changes may be temporary or last for extended periods. A Fund's investments may be overweighted from time to time in one or more industry sectors, which will increase a Fund's exposure to risk of loss from adverse developments affecting those sectors.

■ *Management Risk*—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.

■ *Liquidity Risk*—The risk that a Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Funds that invest in non-investment grade fixed-income securities or emerging country issuers will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within these investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate. The Goldman Sachs Asset Allocation Portfolios (the ''Asset Allocation Portfolios'') expect to invest a significant percentage of their assets in the Funds and other funds for which Goldman Sachs now or in the future acts as investment adviser or underwriter. Redemptions by an Asset Allocation Portfolio of its position in a Fund may further increase liquidity risk and may impact a Fund's NAV.

Specific Funds:

■ *Non-Diversification Risk*—The Global Income and High Yield Municipal Funds are non-diversified, meaning that each Fund is permitted to invest more of its assets in fewer issuers than ''diversified'' mutual funds. Thus, each Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

■ *Foreign Risk*—The Enhanced Income, Core Fixed Income, Global Income and High Yield Funds will be subject to risks of loss with respect to their foreign investments that are not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. The Funds will also be subject to the risk of negative foreign currency rate fluctuations. Foreign risks will normally be greatest when a Fund invests in issuers located in emerging countries.

■ *Emerging Countries Risk*—The Core Fixed Income, Global Income and High Yield Funds may invest in emerging countries. The securities markets of Asian, Latin and South American, Eastern European, African and other emerging countries are less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. These risks are not normally associated with investments in more developed countries.

■ *''Junk Bond'' Risk*—The High Yield Municipal and High Yield Funds will invest in non-investment grade fixed-income securities (commonly known as ''junk bonds'') that are considered predominantly speculative by traditional investment

23

standards. Non-investment grade fixed-income securities and unrated securities of comparable credit quality are subject to the increased risk of an issuer's inability to meet principal and interest payment obligations. These securities may be subject to greater price volatility due to such factors as specific corporate or municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity.

- ***Tax Risk***—The Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds may be more adversely impacted by changes in tax rates and policies than the other Funds. Because interest income from Municipal Securities is normally not subject to regular federal income taxation, the attractiveness of Municipal Securities in relation to other investment alternatives is affected by changes in federal income tax rates or changes in the tax-exempt status of interest income from Municipal Securities. Any proposed or actual changes in such rates or exempt status, therefore, can significantly affect the demand for and supply, liquidity and marketability of Municipal Securities. This could in turn affect a Fund's net asset value and ability to acquire and dispose of Municipal Securities at desirable yield and price levels. Additionally, these Funds would not be a suitable investment for IRAs, other tax-exempt or tax-deferred accounts or for other investors who are not sensitive to the federal, state or local income tax consequences of their investments.
- ***Concentration Risk***—The risk that if the Short Duration Tax-Free Fund, Municipal Income Fund, Global Income Fund or High Yield Municipal Fund invests more than 25% of its total assets in issuers within the same country, state, industry or economic sector, an adverse economic, business or political development may affect the value of the Fund's Investments more than if its investments were not so concentrated. At the October 31, 2002 fiscal year end of the High Yield Municipal Fund, the Fund had invested more than 25% of its assets in the Municipal Securities of issuers located in Florida. In addition, the Global Income Fund may invest more than 25% of its total assets in the securities of corporate and governmental issuers located in each of Canada, Germany, Japan and the United Kingdom, as well as in the securities of U.S. issuers. Concentration of the Global Income Fund's investments in such issuers will subject the Fund, to a greater extent than if investments were less concentrated, to losses arising from adverse developments affecting those issuers or countries.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

The bar chart and table provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Class A Shares from year to year for up to the last ten years; and (b) how the average annual total returns of a Fund's Class A, B and C Shares* compare to those of broad-based securities market indices. The bar chart and table assume reinvestment of dividends and distributions. A Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.

The average annual total return calculation reflects a maximum initial sales charge of 1.5% for Class A Shares of Enhanced Income and Ultra-Short Duration Government Funds; 2.0% for Class A Shares of Short Duration Government and Short Duration Tax-Free Funds; and 4.5% for Class A Shares of Government Income, Municipal Income, Core Fixed Income, Global Income, High Yield Municipal and High Yield Funds; the assumed contingent deferred sales charge (''CDSC'') for Class B Shares (2% maximum declining to 0% after three years for the Short Duration Government and Short Duration Tax-Free Funds and 5% maximum declining to 0% after six years for the Government Income, Municipal Income, Core Fixed Income, Global Income, High Yield Municipal and High Yield Funds); and the assumed CDSC for Class C Shares (1% if redeemed within 12 months of purchase). The bar charts do not reflect the sales loads applicable to Class A Shares. If the sales loads were reflected, returns would be less. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Fund's Class A Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

---

* *The Enhanced Income Fund and the Ultra-Short Duration Government Fund do not currently, but may in the future, offer Class B and Class C Shares.*

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on a Fund's Class A Shares (i.e., dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Class A Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Fund's Class A Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 38.6% for ordinary income dividends and 20% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Fund Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

Enhanced Income Fund



TOTAL RETURN

Best Quarter*
Q1 '01   +2.24%

Worst Quarter*
Q3 '02   +0.33%

CALENDAR YEAR (CLASS A)

2001: 6.70%
2002: 2.72%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	Since Inception
Class A (Inception 8/2/00)		
Returns Before Taxes	1.14%	4.66%
Returns After Taxes on Distributions**	−0.28%	2.78%
Returns After Taxes on Distributions and Sale of Fund Shares**	0.69%	2.80%
Six-Month U.S. Treasury Bill Index***	2.21%	4.23%
One-Year U.S. Treasury Note Index***	3.28%	5.33%
Lehman Brothers Mutual Fund Short (1-2) U.S. Government Index****	5.13%	7.14%

   * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

  ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

 *** *The Six-Month U.S. Treasury Bill Index and One-Year U.S. Treasury Note Index, as reported by Merrill Lynch, do not reflect any deduction for fees, expenses or taxes.*

**** *The Lehman Brothers Mutual Fund Short (1-2) U.S. Government Index, an unmanaged index, does not reflect any deduction for fees, expenses or taxes.*

Ultra-Short Duration Government Fund

CALENDAR YEAR (CLASS A)



	1996	1997	1998	1999	2000	2001	2002
	6.31%	6.11%	3.54%	4.73%	6.28%	6.86%	2.75%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Class A (Inception 5/15/95)			
Returns Before Taxes	1.20%	4.51%	5.11%
Returns After Taxes on Distributions**	−0.25%	2.49%	2.97%
Returns After Taxes on Distributions and Sale of Fund Shares**	0.72%	2.61%	3.03%
Six-Month U.S. Treasury Bill Index***	2.21%	4.81%	5.09%
One-Year U.S. Treasury Note Index***	3.28%	5.30%	5.53%
Lehman Brothers Mutual Fund Short (1-2) U.S. Government Index****	5.13%	6.19%	6.25%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Six-Month U.S. Treasury Bill Index and One-Year U.S. Treasury Note Index, as reported by Merrill Lynch, do not reflect any deduction for fees, expenses or taxes.*

**** *The Lehman Brothers Mutual Fund Short (1-2) U.S. Government Index, an unmanaged index, does not reflect deduction for any fees, expenses or taxes.*

Effective July 1, 2002, the Adjustable Rate Government Fund was renamed the Ultra-Short Duration Government Fund.

Short Duration Government Fund



TOTAL RETURN

Best Quarter*
Q3 '01   +3.66%

Worst Quarter*
Q4 '98   −0.22%

CALENDAR YEAR (CLASS A)

5.44% (1998)
2.52% (1999)
8.18% (2000)
8.41% (2001)
6.50% (2002)

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Class A (Inception 5/1/97)			
Returns Before Taxes	4.39%	5.76%	5.94%
Returns After Taxes on Distributions**	2.72%	3.52%	3.67%
Returns After Taxes on Distributions and Sale of Fund Shares**	2.67%	3.47%	3.60%
Two-Year U.S. Treasury Note Index***	6.87%	6.13%	6.30%
Lehman Brothers Mutual Fund Short (1-3) U.S. Government Index****	6.01%	6.51%	6.65%
Class B (Inception 5/1/97)			
Returns Before Taxes	3.81%	5.55%	5.70%
Two-Year U.S. Treasury Note Index***	6.87%	6.13%	6.30%
Lehman Brothers Mutual Fund Short (1-3) U.S. Government Index****	6.01%	6.51%	6.65%
Class C (Inception 8/15/97)			
Returns Before Taxes	4.71%	5.35%	5.35%
Two-Year U.S. Treasury Note Index***	6.87%	6.13%	6.17%
Lehman Brothers Mutual Fund Short (1-3) U.S. Government Index****	6.01%	6.51%	6.57%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Two-Year U.S. Treasury Note Index, as reported by Merrill Lynch, does not reflect any deduction for fees, expenses or taxes.*

**** *The Lehman Brothers Mutual Fund Short (1-3) U.S. Government Index, an unmanaged index, does not reflect any deduction for fees, expenses or taxes.*

Short Duration Tax-Free Fund



TOTAL RETURN	CALENDAR YEAR (CLASS A)
Best Quarter* Q2 '02 +2.58%	1998: 4.18%
Worst Quarter* Q2 '99 −0.57%	1999: 0.83% 2000: 5.11% 2001: 5.22% 2002: 5.40%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Class A (Inception 5/1/97)			
Returns Before Taxes	3.26%	3.71%	4.09%
Returns After Taxes on Distributions**	3.26%	3.71%	4.09%
Returns After Taxes on Distributions and Sale of Fund Shares**	2.99%	3.66%	3.98%
Lehman Brothers Three-Year Municipal Bond Index***	6.73%	5.32%	5.51%
Lehman Brothers 1-3 Year Municipal Bond Index****	4.98%	4.81%	4.91%
Class B (Inception 5/1/97)			
Returns Before Taxes	2.73%	3.52%	3.82%
Lehman Brothers Three-Year Municipal Bond Index***	6.73%	5.32%	5.51%
Lehman Brothers 1-3 Year Municipal Bond Index****	4.98%	4.81%	4.91%
Class C (Inception 8/15/97)			
Returns Before Taxes	3.70%	3.38%	3.52%
Lehman Brothers Three-Year Municipal Bond Index***	6.73%	5.32%	5.40%
Lehman Brothers 1-3 Year Municipal Bond Index****	4.98%	4.81%	4.86%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Lehman Brothers Three-Year Municipal Bond Index, an unmanaged index, does not reflect any deduction for fees, expenses or taxes.*

**** *Effective November 22, 2002, the Lehman Brothers 1-3 Year Municipal Bond Index replaced the Lehman Brothers Three-Year Municipal Bond Index as the Fund's benchmark. In an attempt to lower the Fund's volatility, the Investment Adviser lowered the Fund's duration from 2.5 years to 2.2 years. As a result, the Lehman Brothers Three-Year Municipal Bond Index was no longer an appropriate benchmark against which to measure the Fund's performance in the Investment Adviser's opinion, and as such the Lehman Brothers 1-3 Year Municipal Bond Index became the Fund's new index, as its duration range is more consistent with that of the Fund. The Lehman Brothers 1-3 Year Municipal Bond Index, an unmanaged index, represents investment grade municipal bonds with maturities greater than one year and less than 4 years, and does not reflect any deduction for fees, expenses or taxes.*

Government Income Fund



TOTAL RETURN

Best Quarter*
Q2 '95   +5.70%

Worst Quarter*
Q1 '94   −2.42%

CALENDAR YEAR (CLASS A)

-2.06% 17.13% 3.79% 9.32% 7.65% -1.15% 12.01% 7.36% 9.46%

1994 1995 1996 1997 1998 1999 2000 2001 2002

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Class A (Inception 2/10/93)			
Returns Before Taxes	4.50%	5.99%	6.58%
Returns After Taxes on Distributions**	2.68%	3.51%	3.96%
Returns After Taxes on Distributions and Sale of Fund Shares**	2.74%	3.54%	3.93%
Lehman Brothers Mutual Fund Government/Mortgage Index***	10.06%	7.55%	7.24%
Class B (Inception 5/1/96)			
Returns Before Taxes	3.45%	5.74%	6.73%
Lehman Brothers Mutual Fund Government/Mortgage Index***	10.06%	7.55%	7.99%
Class C (Inception 8/15/97)			
Returns Before Taxes	7.61%	6.15%	6.47%
Lehman Brothers Mutual Fund Government/Mortgage Index***	10.06%	7.55%	7.88%

  * Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.
 ** The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.
*** The Lehman Brothers Mutual Fund Government/Mortgage Index, an unmanaged index, does not reflect any deduction for fees, expenses or taxes.

Municipal Income Fund

<table>
<tr><td>TOTAL RETURN</td><td>CALENDAR YEAR (CLASS A)</td></tr>
</table>

Best Quarter*
Q1 '95   +6.51%

Worst Quarter*
Q1 '94   −6.18%



AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Class A (Inception 7/20/93)			
Returns Before Taxes	3.12%	3.86%	5.13%
Returns After Taxes on Distributions**	3.12%	3.82%	4.98%
Returns After Taxes on Distributions and Sale of Fund Shares**	3.62%	3.91%	4.90%
Lehman Brothers Aggregate Municipal Bond Index***	9.60%	6.06%	6.34%
Class B (Inception 5/1/96)			
Returns Before Taxes	1.96%	3.62%	5.34%
Lehman Brothers Aggregate Municipal Bond Index***	9.60%	6.06%	6.83%
Class C (Inception 8/15/97)			
Returns Before Taxes	6.11%	4.06%	4.58%
Lehman Brothers Aggregate Municipal Bond Index***	9.60%	6.06%	6.39%

  * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

  ** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Lehman Brothers Aggregate Municipal Bond Index is an unmanaged broad-based total return index composed of approximately 8,000 investment grade, fixed rate, and tax-exempt issues, with a remaining maturity of at least one year. The Index figures do not include any deduction for fees, expenses or taxes.*

Core Fixed Income Fund



TOTAL RETURN

Best Quarter*
Q3 '01   +4.46%

Worst Quarter*
Q2 '99   −1.22%

CALENDAR YEAR (CLASS A)

11.12%

7.65%

8.00% 8.12%

-1.33%

1998   1999   2000   2001   2002

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Class A (Inception 5/1/97)			
Returns Before Taxes	3.24%	5.66%	6.42%
Returns After Taxes on Distributions**	1.16%	3.21%	3.91%
Returns After Taxes on Distributions and Sale of Fund Shares**	1.95%	3.28%	3.87%
Lehman Brothers Aggregate Bond Index***	10.25%	7.54%	8.19%
Class B (Inception 5/1/97)			
Returns Before Taxes	2.16%	5.43%	6.35%
Lehman Brothers Aggregate Bond Index***	10.25%	7.54%	8.19%
Class C (Inception 8/15/97)			
Returns Before Taxes	6.34%	5.84%	6.15%
Lehman Brothers Aggregate Bond Index***	10.25%	7.54%	7.87%

  * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

 ** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Lehman Brothers Aggregate Bond Index represents an unmanaged diversified portfolio of fixed-income securities, including U.S. Treasuries, investment-grade corporate bonds, and mortgage-backed and asset-backed securities. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Global Income Fund



TOTAL RETURN	CALENDAR YEAR (CLASS A)

Best Quarter*
Q3 '98 +5.54%

Worst Quarter*
Q1 '94 −4.35%

Chart values:
- 1993: 12.64%
- 1994: −5.27%
- 1995: 17.77%
- 1996: 9.40%
- 1997: 9.63%
- 1998: 10.18%
- 1999: −1.46%
- 2000: 8.67%
- 2001: 4.44%
- 2002: 5.85%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	10 Years	Since Inception
Class A (Inception 8/2/91)				
Returns Before Taxes	1.06%	4.50%	6.51%	6.64%
Returns After Taxes on Distributions**	−0.41%	2.24%	3.83%	3.95%
Returns After Taxes on Distributions and Sale of Fund Shares**	0.62%	2.46%	3.86%	3.99%
J.P. Morgan Global Government Bond Index (hedged)***	8.41%	7.45%	8.14%	8.42%
Class B (Inception 5/1/96)				
Returns Before Taxes	0.11%	4.49%	N/A	6.24%
J.P. Morgan Global Government Bond Index (hedged)***	8.41%	7.45%	N/A	8.46%
Class C (Inception 8/15/97)				
Returns Before Taxes	4.26%	4.92%	N/A	5.48%
J.P. Morgan Global Government Bond Index (hedged)***	8.41%	7.45%	N/A	7.87%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The J.P. Morgan Global Government Bond Index (hedged), an unmanaged index, does not reflect any deduction for fees, expenses or taxes.*

High Yield Municipal Fund



TOTAL RETURN	CALENDAR YEAR (CLASS A)

Best Quarter*
Q1 '01   +3.71%

Worst Quarter*
Q4 '01   −0.48%

7.30%   7.41%

2001   2002

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	Since Inception
Class A (Inception 4/3/00)		
Returns Before Taxes	2.54%	5.90%
Returns After Taxes on Distributions**	2.54%	5.86%
Returns After Taxes on Distributions and Sale of Fund Shares**	3.68%	5.84%
Lehman Brothers High Yield Municipal Index***	1.97%	4.02%
Lehman Brothers Aggregate Municipal Bond Index****	9.60%	8.47%
Class B (Inception 4/3/00)		
Returns Before Taxes	1.37%	5.76%
Lehman Brothers High Yield Municipal Index***	1.97%	4.02%
Lehman Brothers Aggregate Municipal Bond Index****	9.60%	8.47%
Class C (Inception 4/3/00)		
Returns Before Taxes	5.56%	6.88%
Lehman Brothers High Yield Municipal Index***	1.97%	4.02%
Lehman Brothers Aggregate Municipal Bond Index****	9.60%	8.47%

   * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

  ** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

 *** *The Lehman Brothers High Yield Municipal Index is an unmanaged index made up of bonds that are non-investment grade, unrated, or rated below Ba1 by Moody's Investors Services with a remaining maturity of at least one year. The Index does not include any deduction for fees, expenses or taxes.*

**** *The Lehman Brothers Aggregate Municipal Bond Index is an unmanaged broad-based total return index composed of approximately 8,000 investment grade, fixed rate, and tax-exempt issues, with a remaining maturity of at least one year. The Index does not reflect any deduction for fees, expenses or taxes.*

High Yield Fund

TOTAL RETURN

Best Quarter*
Q4 '01 +8.96%

Worst Quarter*
Q3 '98 –6.68%

CALENDAR YEAR (CLASS A)



3.01%
4.37%
-4.38%
5.47%
-0.59%
1998
1999
2000
2001
2002

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Class A (Inception 8/1/97)			
Returns Before Taxes	–5.03%	0.57%	1.30%
Returns After Taxes on Distributions**	–8.51%	–3.13%	–2.36%
Returns After Taxes on Distributions and Sale of Fund Shares**	–3.12%	–1.31%	–0.72%
Lehman Brothers U.S. Corporate High Yield Bond Index***	–1.40%	0.38%	1.03%
Class B (Inception 8/1/97)			
Returns Before Taxes	–6.40%	0.34%	1.21%
Lehman Brothers U.S. Corporate High Yield Bond Index***	–1.40%	0.38%	1.03%
Class C (Inception 8/15/97)			
Returns Before Taxes	–2.31%	0.76%	1.45%
Lehman Brothers U.S. Corporate High Yield Bond Index***	–1.40%	0.38%	1.09%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *The after-tax returns are for Class A Shares only. The after-tax returns for Class B and Class C Shares will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Lehman Brothers U.S. Corporate High Yield Bond Index is a total return performance benchmark for fixed-income securities having a maximum quality rating of Ba1 (as determined by Moody's Investors Service), a minimum amount outstanding of $100 million and at least one year to maturity. The Index is unmanaged and does not reflect any deduction for fees, expenses or taxes.*

Fund Fees and Expenses (Class A, B and C Shares)

This table describes the fees and expenses that you would pay if you buy and hold Class A, Class B or Class C Shares of a Fund.

	Enhanced Income Fund	Ultra-Short Duration Government Fund
	Class A	Class A
Shareholder Fees (fees paid directly from your investment):		
Maximum Sales Charge (Load) Imposed on Purchases	1.5%[1]	1.5%[1]
Maximum Deferred Sales Charge (Load)[2]	None[1]	None[1]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None
Redemption Fees[5]	None	None
Exchange Fees	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]		
Management Fees[7]	0.25%	0.40%
Distribution and Service (12b-1) Fees	0.25%	0.25%
Other Expenses[9]	0.22%	0.23%
Total Fund Operating Expenses*	0.72%	0.88%

See page 46 for all other footnotes.

* As a result of current waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Enhanced Income Fund	Ultra-Short Duration Government Fund
	Class A	Class A
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]		
Management Fees[7]	0.20%	0.40%
Distribution and Service (12b-1) Fees	0.25%	0.25%
Other Expenses[9]	0.20%	0.23%
Total Fund Operating Expenses (after current waivers and expense limitations)	0.65%	0.88%

Fund Fees and Expenses continued

	Short Duration Government Fund		
	Class A	Class B	Class C
Shareholder Fees (fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	2.0%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	2.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees[7]	0.50%	0.50%	0.50%
Distribution and Service (12b-1) Fees[8]	0.25%	1.00%	1.00%
Other Expenses[9]	0.29%	0.29%	0.29%
Total Fund Operating Expenses*	1.04%	1.79%	1.79%

See page 46 for all other footnotes.

* As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Short Duration Government Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees[7]	0.50%	0.50%	0.50%
Distribution and Service (12b-1) Fees[8]	0.25%	0.85%	1.00%
Other Expenses[9]	0.19%	0.19%	0.19%
Total Fund Operating Expenses (after current expense limitations)	0.94%	1.54%	1.69%

	Short Duration Tax-Free Fund		
	Class A	Class B	Class C
Shareholder Fees (fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	2.0%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	2.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees[7]	0.40%	0.40%	0.40%
Distribution and Service (12b-1) Fees[8]	0.25%	1.00%	1.00%
Other Expenses[9]	0.37%	0.37%	0.37%
Total Fund Operating Expenses*	1.02%	1.77%	1.77%

See page 46 for all other footnotes.

* As a result of current waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Short Duration Tax-Free Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees[7]	0.35%	0.35%	0.35%
Distribution and Service (12b-1) Fees[8]	0.25%	0.85%	1.00%
Other Expenses[9]	0.19%	0.19%	0.19%
Total Fund Operating Expenses (after current waivers and expense limitations)	0.79%	1.39%	1.54%

Fund Fees and Expenses continued

	Government Income Fund		
	Class A	**Class B**	**Class C**
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	4.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):[6]**			
Management Fees[7]	0.65%	0.65%	0.65%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[9]	0.34%	0.34%	0.34%
Total Fund Operating Expenses*	1.24%	1.99%	1.99%

See page 46 for all other footnotes.

* As a result of current waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Government Income Fund		
	Class A	**Class B**	**Class C**
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees[7]	0.54%	0.54%	0.54%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[9]	0.19%	0.19%	0.19%
Total Fund Operating Expenses (after current waivers and expense limitations)	0.98%	1.73%	1.73%

	Municipal Income Fund		
	Class A	Class B	Class C
Shareholder Fees (fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	4.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees[7]	0.55%	0.55%	0.55%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[9]	0.31%	0.31%	0.31%
Total Fund Operating Expenses*	1.11%	1.86%	1.86%

See page 46 for all other footnotes.

* *As a result of current waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.*

	Municipal Income Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees[7]	*0.50%*	*0.50%*	*0.50%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[9]	*0.19%*	*0.19%*	*0.19%*
Total Fund Operating Expenses (after current waivers and expense limitations)	*0.94%*	*1.69%*	*1.69%*

Fund Fees and Expenses continued

	Core Fixed Income Fund		
	Class A	Class B	Class C
Shareholder Fees (fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	4.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees[7]	0.40%	0.40%	0.40%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[9]	0.25%	0.25%	0.25%
Total Fund Operating Expenses*	0.90%	1.65%	1.65%

See page 46 for all other footnotes.

* *As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.*

	Core Fixed Income Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees[7]	0.40%	0.40%	0.40%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[9]	0.25%	0.25%	0.25%
Total Fund Operating Expenses (after current expense limitations)	0.90%	1.65%	1.65%

	Global Income Fund		
	Class A	Class B	Class C
Shareholder Fees (fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	4.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees[7]	0.90%	0.90%	0.90%
Distribution and Service (12b-1) Fees	0.50%	1.00%	1.00%
Other Expenses[9]	0.32%	0.32%	0.32%
Total Fund Operating Expenses*	1.72%	2.22%	2.22%

See page 46 for all other footnotes.

* *As a result of current waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.*

	Global Income Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees[7]	0.65%	0.65%	0.65%
Distribution and Service (12b-1) Fees	0.50%	1.00%	1.00%
Other Expenses[9]	0.19%	0.19%	0.19%
Total Fund Operating Expenses (after current waivers and expense limitations)	1.34%	1.84%	1.84%

Fund Fees and Expenses continued

	High Yield Municipal Fund		
	Class A	Class B	Class C
Shareholder Fees (fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	4.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees[7]	0.55%	0.55%	0.55%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[9]	0.24%	0.24%	0.24%
Total Fund Operating Expenses*	1.04%	1.79%	1.79%

See page 46 for all other footnotes.

* *As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.*

	High Yield Municipal Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees[7]	0.55%	0.55%	0.55%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[9]	0.19%	0.19%	0.19%
Total Fund Operating Expenses (after current expense limitations)	0.99%	1.74%	1.74%

	High Yield Fund		
	Class A	Class B	Class C
Shareholder Fees (fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	4.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees[7]	0.70%	0.70%	0.70%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[9]	0.24%	0.24%	0.24%
Total Fund Operating Expenses*	1.19%	1.94%	1.94%

See page 46 for all other footnotes.

* *As a result of current expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.*

	High Yield Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees[7]	*0.70%*	*0.70%*	*0.70%*
Distribution and Service (12b-1) Fees	*0.25%*	*1.00%*	*1.00%*
Other Expenses[9]	*0.21%*	*0.21%*	*0.21%*
Total Fund Operating Expenses (after current expense limitations)	*1.16%*	*1.91%*	*1.91%*

Fund Fees and Expenses continued

[1] *The maximum sales charge is a percentage of the offering price. Except with respect to direct purchases of the Enhanced Income Fund and the Ultra-Short Duration Government Fund, a CDSC of 1% is imposed on certain redemptions (within 18 months of purchase) of Class A Shares sold without an initial sales charge as part of an investment of $1 million or more ($500,000 in the case of the Short Duration Government and Short Duration Tax-Free Funds).*

[2] *The maximum deferred sales charge (CDSC) is a percentage of the lesser of the NAV at the time of redemption or the NAV when the shares were originally purchased.*

[3] *With the exception of the Short Duration Government Fund and the Short Duration Tax-Free Fund, a CDSC is imposed upon Class B Shares redeemed within six years of purchase at a rate of 5% in the first year, declining to 1% in the sixth year, and eliminated thereafter. With respect to the Short Duration Government Fund and Short Duration Tax-Free Fund, a CDSC is imposed on shares redeemed within three years of purchase at a rate of 2.0% in the first year, declining to 1% in the third year, and eliminated thereafter.*

[4] *A CDSC of 1% is imposed on Class C Shares redeemed within 12 months of purchase.*

[5] *A transaction fee of $7.50 may be charged for redemption proceeds paid by wire.*

[6] *The Funds' annual operating expenses are based on actual expenses.*

[7] *The Investment Adviser has voluntarily agreed not to impose a portion of the management fee on the Enhanced Income, Short Duration Tax-Free, Government Income, Municipal Income and Global Income Funds equal to 0.05%, 0.05%, 0.11%, 0.05% and 0.25%, respectively of such Funds' average daily net assets.* **As a result of fee waivers, the current management fees of the Enhanced Income, Short Duration Tax-Free, Government Income, Municipal Income and Global Income Funds are 0.20%, 0.35%, 0.54%, 0.50% and 0.65%, respectively, of such Funds' average daily net assets. The waivers may be terminated at any time at the option of the Investment Adviser.**

[8] *Goldman Sachs has voluntarily agreed not to impose a portion of the distribution and service fees attributable to Class B Shares of the Short Duration Government and Short Duration Tax-Free Funds equal to 0.15%. The waiver may be terminated at any time at the option of the distributor. If this occurs, the distribution and service fees attributable to Class B Shares of these Funds will increase to 1.00% of each Fund's average daily net assets.*

[9] *''Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.19% of the average daily net assets of each Fund's Class A, B and C Shares, plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''Other Expenses'' (excluding management fees, distribution and service fees, transfer agency fees and expenses, taxes, interest and brokerage fees and litigation, indemnification, shareholder meetings and other extraordinary expenses) to the following percentages of each Fund's average daily net assets:*

Fund	Other Expenses
Enhanced Income	*0.01%*
Ultra-Short Duration Government	*0.05%*
Short Duration Government	*0.00%*
Short Duration Tax-Free	*0.00%*
Government Income	*0.00%*
Municipal Income	*0.00%*
Core Fixed Income	*0.10%*
Global Income	*0.00%*
High Yield Municipal	*0.00%*
High Yield	*0.02%*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Class A, B or C Shares of a Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Enhanced Income				
Class A Shares	$222	$377	$ 545	$1,031
Ultra-Short Duration Government				
Class A Shares	$238	$426	$ 630	$1,218
Short Duration Government				
Class A Shares	$304	$524	$ 763	$1,446
Class B Shares				
– Assuming complete redemption at end of period	$382	$663	$ 970	$1,908
– Assuming no redemption	$182	$563	$ 970	$1,908
Class C Shares				
– Assuming complete redemption at end of period	$282	$563	$ 970	$2,105
– Assuming no redemption	$182	$563	$ 970	$2,105
Short Duration Tax-Free				
Class A Shares	$302	$518	$ 752	$1,423
Class B Shares				
– Assuming complete redemption at end of period	$380	$657	$ 959	$1,886
– Assuming no redemption	$180	$557	$ 959	$1,886
Class C Shares				
– Assuming complete redemption at end of period	$280	$557	$ 959	$2,084
– Assuming no redemption	$180	$557	$ 959	$2,084
Government Income				
Class A Shares	$571	$826	$1,100	$1,882
Class B Shares				
– Assuming complete redemption at end of period	$702	$924	$1,273	$2,123
– Assuming no redemption	$202	$624	$1,073	$2,123
Class C Shares				
– Assuming complete redemption at end of period	$302	$624	$1,073	$2,317
– Assuming no redemption	$202	$624	$1,073	$2,317

Fund Fees and Expenses continued

Fund	1 Year	3 Years	5 Years	10 Years
Municipal Income				
Class A Shares	$558	$787	$1,034	$1,741
Class B Shares				
– Assuming complete redemption at end of period	$689	$885	$1,206	$1,984
– Assuming no redemption	$189	$585	$1,006	$1,984
Class C Shares				
– Assuming complete redemption at end of period	$289	$585	$1,006	$2,180
– Assuming no redemption	$189	$585	$1,006	$2,180
Core Fixed Income				
Class A Shares	$538	$724	$ 926	$1,508
Class B Shares				
– Assuming complete redemption at end of period	$668	$820	$1,097	$1,754
– Assuming no redemption	$168	$520	$ 897	$1,754
Class C Shares				
– Assuming complete redemption at end of period	$268	$520	$ 897	$1,955
– Assuming no redemption	$168	$520	$ 897	$1,955
Global Income				
Class A Shares	$617	$967	$1,341	$2,389
Class B Shares				
– Assuming complete redemption at end of period	$725	$994	$1,390	$2,429
– Assuming no redemption	$225	$694	$1,190	$2,429
Class C Shares				
– Assuming complete redemption at end of period	$325	$694	$1,190	$2,554
– Assuming no redemption	$225	$694	$1,190	$2,554
High Yield Municipal				
Class A Shares	$551	$766	$ 998	$1,664
Class B Shares				
– Assuming complete redemption at end of period	$682	$863	$1,170	$1,908
– Assuming no redemption	$182	$563	$ 970	$1,908
Class C Shares				
– Assuming complete redemption at end of period	$282	$563	$ 970	$2,105
– Assuming no redemption	$182	$563	$ 970	$2,105
High Yield				
Class A Shares	$566	$811	$1,075	$1,828
Class B Shares				
– Assuming complete redemption at end of period	$697	$909	$1,247	$2,070
– Assuming no redemption	$197	$609	$1,047	$2,070
Class C Shares				
– Assuming complete redemption at end of period	$297	$609	$1,047	$2,264
– Assuming no redemption	$197	$609	$1,047	$2,264

The hypothetical example assumes that a CDSC will not apply to redemptions of Class A Shares within the first 18 months. Class B Shares convert to Class A Shares eight years after purchase; therefore, Class A expenses are used in the hypothetical example after year eight.

Certain institutions that sell Fund shares and/or their salespersons may receive other compensation in connection with the sale and distribution of Class A, Class B and Class C Shares for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''What Should I Know When I Purchase Shares Through an Authorized Dealer?''

Service Providers

Investment Adviser	Fund
Goldman Sachs Asset Management ("GSAM") 32 Old Slip New York, New York 10005	Enhanced Income Short Duration Tax-Free Government Income Municipal Income Core Fixed Income High Yield Municipal High Yield
Goldman Sachs Funds Management, L.P. ("GSFM") 32 Old Slip New York, New York 10005	Ultra-Short Duration Government Short Duration Government
Goldman Sachs Asset Management International ("GSAMI") Procession House 55 Ludgate Hill London England EC4M 7JW	Global Income

GSAM is a business unit of the Investment Management Division ("IMD") of Goldman Sachs. Goldman Sachs registered as an investment adviser in 1981. GSAMI, a member of the Investment Management Regulatory Organization Limited since 1990 and a registered investment adviser since 1991, is an affiliate of Goldman Sachs. GSFM, a registered investment adviser since 1990, is a Delaware limited partnership which is an affiliate of Goldman Sachs. As of December 31, 2002, GSAM, GSAMI, and GSFM, along with other units of IMD, had assets under management of $329.6 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser makes the investment decisions for the Funds and places purchase and sale orders for the Funds' portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Funds, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs, and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.

The Investment Adviser also performs the following additional services for the Funds:

- Supervises all non-advisory operations of the Funds
- Provides personnel to perform necessary executive, administrative and clerical services to the Funds
- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the Securities and Exchange Commission (the ''SEC'') and other regulatory authorities
- Maintains the records of each Fund
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

	Contractual Rate	Actual Rate For the Fiscal Year Ended October 31, 2002
GSAM:		
Enhanced Income	0.25%	0.20%
Short Duration Tax-Free	0.40%	0.35%
Government Income	0.65%	0.54%
Municipal Income	0.55%	0.50%
Core Fixed Income	0.40%	0.40%
High Yield Municipal	0.55%	0.55%
High Yield	0.70%	0.70%
GSFM:		
Ultra-Short Duration Government	0.40%	0.40%
Short Duration Government	0.50%	0.50%
GSAMI:		
Global Income	0.90%	0.65%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

FUND MANAGERS

Jonathan Beinner, a Managing Director of Goldman Sachs, is the Chief Investment Officer and a Co-Head of the U.S. and Global Fixed Income portfolio management teams. Mr. Beinner joined the Investment Adviser in 1990, and became a portfolio manager in 1992. Prior to being named Chief Investment Officer, Mr. Beinner was Co-Head of the U.S. Fixed Income portfolio management team.

Tom Kenny, a Managing Director of Goldman Sachs, is a Co-Head of the U.S. and Global Fixed Income portfolio management teams. Mr. Kenny joined the Investment Adviser in 1999 as a senior portfolio manager. Prior to joining the Investment Adviser, he spent 13 years at Franklin Templeton where he was a portfolio manager of high yield municipal and municipal funds, Director of Municipal Research and Director of the Municipal Bond Department.

Fixed Income Portfolio Management Team
- The fixed-income portfolio management team is comprised of a deep team of sector specialists
- The team strives to maximize risk-adjusted returns by de-emphasizing interest rate anticipation and focusing on security selection and sector allocation
- The team manages approximately $85.5 billion in fixed-income assets for retail, institutional and high net worth clients

U.S. Fixed Income-Investment Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
James B. Clark **Managing Director,** **Co-Head U.S.** **Fixed Income Team**	**Senior Portfolio Manager—** **Enhanced Income** **Ultra-Short Duration** ** Government** **Short Duration Government** **Government Income** **Core Fixed Income**	**Since** **2000** **1994** **1994** **1994** **2000**	**Mr. Clark joined the Investment** **Adviser in 1994 as a portfolio** **manager after working as an** **investment manager in the** **mortgage-backed securities group** **at Travelers Insurance Company.**

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Christopher Sullivan Managing Director, Co-Head U.S. Fixed Income Team	**Senior Portfolio Manager— Enhanced Income Ultra-Short Duration Government Short Duration Government Government Income Core Fixed Income**	**Since 2001 2001 2001 2001 2001**	**Mr. Sullivan joined the Investment Adviser in 2001 as a portfolio manager and as Co-Head of the U.S. Fixed Income Team. Since 1997, he was a senior member of the account management group of Pacific Investment Management Company (PIMCO). Prior to joining PIMCO, he was an equity portfolio manager for Hawaiian Trust Company for three years.**
Leslie Barbi Managing Director, Head of U.S. Investment Grade Corporate Team	**Senior Portfolio Manager— Enhanced Income Core Fixed Income**	**Since 2001 2001**	**Ms. Barbi joined the Investment Adviser in 2001 as a senior portfolio manager and as head of the U.S. Investment Grade Corporate Team. Previously, she spent seven years at Pacific Investment Management Company (PIMCO) where she served as an Executive Vice President and, most recently, was the senior portfolio manager responsible for investment grade debt strategies.**
James McCarthy Vice President	**Portfolio Manager— Enhanced Income Ultra-Short Duration Government Short Duration Government Government Income Core Fixed Income**	**Since 2000 1995 1995 1995 1995**	**Mr. McCarthy joined the Investment Adviser in 1995 after working for Nomura Securities as an assistant vice president.**
Thomas D. Teles Vice President	**Portfolio Manager— Enhanced Income Ultra-Short Duration Government Short Duration Government Core Fixed Income**	**Since 2000 2000 2000 2000**	**Mr. Teles joined the Investment Adviser in 2000. Prior to his current position, he worked for three years as a mortgage trader and in the research department for Goldman, Sachs & Co.**
Mark Van Wyk Vice President	**Portfolio Manager— Enhanced Income Ultra-Short Duration Government Short Duration Government Government Income Core Fixed Income**	**Since 2000 1994 1994 1994 1994**	**Mr. Van Wyk joined the Investment Adviser in 1994 and specializes in U.S. government and financial derivatives. He worked with an options trading firm prior to joining the Investment Adviser.**
Peter D. Dion Vice President	**Portfolio Manager— Enhanced Income Ultra-Short Duration Government Short Duration Government Government Income Core Fixed Income**	**Since 2000 1995 1995 1995 1995**	**Mr. Dion joined the Investment Adviser in 1992. From 1994 to 1995 he was an associate portfolio manager. He became a portfolio manager in 1995.**

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Stig S. Hansen **Vice President**	**Portfolio Manager—** **Enhanced Income** **Ultra-Short Duration** **Government** **Short Duration Government** **Government Income** **Core Fixed Income**	**Since** **2000** **1997** **1997** **1997** **1997**	**Mr. Hansen joined the Investment Adviser in 1997 and specializes in U.S. government and agency securities. Prior to joining the Investment Adviser, he spent one year as an Investment Officer at the Travelers Group and was a portfolio manager with MIMCO (MetLife Investment Management Corp.).**
Steven Kuhn **Vice President**	**Portfolio Manager—** **Ultra-Short Duration** **Government** **Short Duration Government** **Government Income** **Core Fixed Income**	**Since** **2002** **2002** **2002** **2002**	**Mr. Kuhn joined the Investment Adviser in 2002 as a portfolio manager. Prior to his current position, he worked at Citadel Investment Group for two and one half years, where he was primarily responsible for Japanese convertible bond arbitrage and contributed in the development of risk models and portfolio analytics. Prior to joining Citadel Investment Group, he worked for six years in mortgage backed securities with Cargill Investments and Piper Capital Management.**

U.S. Fixed Income-Municipal Investment Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Ben Barber **Vice President** **Head of U.S. Municipal Team**	**Senior Portfolio Manager—** **Short Duration Tax-Free** **Municipal Income** **High Yield Municipal**	**Since** **1999** **1999** **2000**	**Mr. Barber joined the Investment Adviser in 1999 as a portfolio manager. Prior to his current position, he managed high yield municipal and municipal bond funds at Franklin Templeton for eight years.**
Tom Kenny **Managing Director and Co-Head U.S. Fixed Income Team**	**Senior Portfolio Manager—** **High Yield Municipal**	**Since** **2000**	**Mr. Kenny joined the Investment Adviser in 1999 as a senior portfolio manager. Previously, he spent 13 years at Franklin Templeton where he was a portfolio manager of high yield municipal and municipal funds, Director of Municipal Research and Director of the Municipal Bond Department.**

54

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Kenneth Potts Vice President	**Portfolio Manager— Short Duration Tax-Free Municipal Income**	**Since 2000 2000**	**Mr. Potts joined the Investment Adviser in 1997 as a portfolio manager. He is also responsible for managing municipal securities for the Goldman Sachs money market funds. Prior to his current position, he spent eight years at Prudential Insurance Co., primarily as a short-term tax-exempt portfolio manager.**
Scott Diamond Vice President	**Portfolio Manager— Short Duration Tax-Free Municipal Income High Yield Municipal**	**Since 2002 2002 2002**	**Mr. Diamond joined the Investment Adviser in 2002 as a portfolio manager. Before joining the Investment Adviser, Mr. Diamond worked for Prudential Financial for nine years where he served as the portfolio manager for national and state specific mutual funds, as well as managing the municipal portfolio of several institutional accounts.**

U.S. Fixed Income-High Yield Investment Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Andrew Jessop Managing Director and Head of High Yield Team	**Senior Portfolio Manager— High Yield**	**Since 1997**	**Mr. Jessop joined the Investment Adviser in 1997 as a portfolio manager. He is responsible for managing high yield assets. Previously, he worked six years managing high yield portfolios at Saudi International Bank in London.**
Diana Gordon Vice President	**Portfolio Manager— High Yield**	**Since 2001**	**Ms. Gordon joined the Investment Adviser in 1999 covering the high yield technology and communications sectors in addition to trading. Before joining the Investment Adviser, she was a high yield portfolio manager at Saudi International Bank.**

55

Global Fixed Income—Investment Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Andrew Wilson Managing Director and Co-Head Global Fixed Income Team	**Senior Portfolio Manager— Global Income**	**Since 1995**	**Mr. Wilson joined the Investment Adviser in 1995 as a portfolio manager. Prior to his current position, he spent three years as an Assistant Director at Rothschild Asset Management, where he was responsible for managing global and international bond portfolios with specific focus on the U.S., Canadian, Australian and Japanese economies.**
Philip Moffitt Managing Director and Co-Head Global Fixed Income Team	**Senior Portfolio Manager— Global Income**	**Since 2000**	**Mr. Moffitt joined the Investment Adviser in 1999 as a portfolio manager. Prior to joining the Investment Adviser he worked for three years as a proprietary trader for Tokai Asia Ltd in Hong Kong. Before that Mr. Moffitt spent ten years with Bankers Trust Asset Management in Australia, where he was a Managing Director responsible for all active global fixed income funds as well as a member of the Asset Allocation Committee.**
James Cielinski Executive Director	**Senior Portfolio Manager— Global Income**	**Since 2000**	**Mr. Cielinski joined the Investment Adviser in 1998 as a portfolio manager. Prior to his current position, he spent five years at Utah Retirement Systems, where he managed the fixed income group.**
Kevin Zhao Executive Director	**Senior Portfolio Manager— Global Income**	**Since 2002**	**Mr. Zhao joined the Investment Adviser in 1994. Prior to joining the Investment Adviser he worked in the Goldman Sachs Fixed Income Proprietary Trading Group in London where he traded bonds, derivatives and equity products. Prior to that, he worked for the Chinese Central Government on China's industrial policy for two years in Beijing.**
Jennifer Youde Executive Director	**Senior Portfolio Manager— Global Income**	**Since 2000**	**Ms. Youde joined the Investment Adviser in 1996. Prior to joining the Investment Adviser, she worked for thirteen years at CINMan where for her last five years there she headed the bond desk, managing UK, global and index-linked portfolios.**

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606-6372, also serves as the Funds' transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs and its affiliates, and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund to the extent that the Funds' engage in the securities lending program. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

Dividends

Each Fund pays dividends from its investment company taxable income and distributions from net realized capital gains. You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply for certain ILA Portfolios. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, your dividends and distributions will be reinvested automatically in the applicable Fund. If cash dividends are elected with respect to the Fund's monthly net investment income dividends, then cash dividends must also be elected with respect to the non-long-term capital gains component, if any, of the Fund's annual dividend.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

Dividends from investment company taxable income and distributions from net capital gains are declared and paid as follows:

Fund	Investment Income Dividends		Capital Gains Distributions
	Declared	Paid	Declared and Paid
Enhanced Income	Daily	Monthly	Annually
Ultra-Short Duration Government	Daily	Monthly	Annually
Short Duration Government	Daily	Monthly	Annually
Short Duration Tax-Free	Daily	Monthly	Annually
Government Income	Daily	Monthly	Annually
Municipal Income	Daily	Monthly	Annually
Core Fixed Income	Daily	Monthly	Annually
Global Income	Monthly	Monthly	Annually
High Yield Municipal	Daily	Monthly	Annually
High Yield	Daily	Monthly	Annually

From time to time a portion of a Fund's dividends may constitute a return of capital.

When you purchase shares of a Fund, part of the NAV per share may be represented by undistributed income or undistributed realized gains that have previously been earned by the Fund. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' shares.

HOW TO BUY SHARES

How Can I Purchase Class A, Class B And Class C Shares Of The Funds?

You may purchase shares of the Funds through:

- Goldman Sachs;
- Authorized Dealers; or
- Directly from Goldman Sachs Trust (the ''Trust'').

In order to make an initial investment in a Fund, you must furnish to the Fund, Goldman Sachs or your Authorized Dealer the information in the Account Application. An order will be processed upon receipt of payment.

To Open an Account:

- Complete the enclosed Account Application
- Mail your payment and Account Application to:

  Your Authorized Dealer

  — Purchases by check or Federal Reserve draft should be made payable to your Authorized Dealer

  — Your Authorized Dealer is responsible for forwarding payment promptly (within three business days) to the Fund

  or

  ***Goldman Sachs Funds c/o National Financial Data Services, Inc.* ("NFDS"),** P.O. Box 219711, Kansas City, MO 64121-9711

  — Purchases by check or Federal Reserve draft should be made payable to Goldman Sachs Funds—(Name of Fund ***and*** Class of Shares)

  — NFDS will not accept a check drawn on a foreign banks, third-party checks, cashier's or official checks, temporary checks, electronic checks, cash, money orders, travelers cheques or credit card checks

  — Federal funds wire, Automated Clearing House Network (''ACH'') transfer or bank wires should be sent to State Street Bank and Trust Company (''State Street'') (each Fund's custodian). Please call the Funds at 1-800-526-7384 to get detailed instructions on how to wire your money.

What Is My Minimum Investment In The Funds?

	Initial	Additional
Regular Accounts	$1,000	$50
Tax-Sheltered Retirement Plans (excluding SIMPLE IRAs and Education IRAs)	$250	$50
Uniform Gift to Minors Act Accounts/Uniform Transfer to Minors Act Accounts	$250	$50
403(b) Plan Accounts	$200	$50
SIMPLE IRAs and Education IRAs	$50	$50
Automatic Investment Plan Accounts	$50	$50

What Alternative Sales Arrangements Are Available?

The Funds offer three classes of shares through this Prospectus.*

Maximum Amount You Can Buy in the Aggregate Across Funds	Class A	No limit
	Class B	$250,000
	Class C	$1,000,000 ($500,000 in the case of Short Duration Government and Short Duration Tax-Free Funds)
Initial Sales Charge	Class A	Applies to purchases of less than $1 million ($500,000 in the case of Short Duration Government and Short Duration Tax-Free Funds)—varies by size of investment with a maximum of 4.5%
	Class B	None
	Class C	None
CDSC	Class A	1.00% on certain investments of $1 million or more **if** you sell within 18 months (except for certain redemptions of Ultra-Short Duration Government Fund and Enhanced Income Fund Class A Shares that were purchased directly, as opposed to exchanges)
	Class B	6 year declining CDSC with a maximum of 5% (2% in the case of Short Duration Government and Short Duration Tax-Free Funds, which have a 3 year declining CDSC)
	Class C	1% if shares are redeemed within 12 months of purchase
Conversion Feature	Class A	None
	Class B	Class B Shares convert to Class A Shares after 8 years
	Class C	None

* *The Enhanced Income Fund and the Ultra-Short Duration Government Fund do not currently, but may in the future, offer Class B and Class C Shares.*

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Refuse to open an account if you fail to (i) provide a social security number or other taxpayer identification number; or (ii) certify that such number is correct (if required to do so under applicable law).
- Reject or restrict any purchase or exchange order by a particular purchaser (or group of related purchasers) for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of shares of a Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.
- Close a Fund to new investors from time to time and reopen any such Fund whenever it is deemed appropriate by a Fund's Investment Adviser.
- Modify or waive the minimum investment amounts.
- Modify the manner in which shares are offered.
- Modify the sales charge rates applicable to future purchases of shares.

The Funds may allow you to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange shares is the Fund's next determined NAV for a share class. Each class calculates its NAV as follows:

$$\text{NAV} = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

The Funds' investments are valued based on market quotations, which may be furnished by a pricing service or provided by securities dealers. If accurate quotations are not readily available, the fair value of the Funds' investments may be determined based on yield equivalents, a pricing matrix or other sources, under valuation procedures established by the Trustees. Debt obligations with a remaining maturity of 60 days or less are valued at amortized cost.

- NAV per share of each share class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. This occurs after the determination, if any, of the income to be declared as a dividend (except in the case of the Global Income Fund). Fund shares will generally not be priced on any day the New York Stock Exchange is closed.

- When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form, plus any applicable sales charge.
- When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form, less any applicable CDSC.
- On any business day when the Bond Market Association (''BMA'') recommends that the securities markets close early, each Fund reserves the right to close at or prior to the BMA recommended closing time. If a Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund's closing time and credit will be given to the next business day.
- The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more of the Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-526-7384.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

COMMON QUESTIONS ABOUT THE PURCHASE OF CLASS A SHARES

What Is The Offering Price Of Class A Shares?
The offering price of Class A Shares of each Fund is the next determined NAV per share plus an initial sales charge paid to Goldman Sachs at the time of

purchase of shares. The sales charge varies depending upon the amount you purchase. In some cases, described below, the initial sales charge may be eliminated altogether, and the offering price will be the NAV per share. The current sales charges and commissions paid to Authorized Dealers for Class A Shares of the Government Income, Municipal Income, Core Fixed Income, Global Income, High Yield Municipal and High Yield Funds are as follows:

Amount of Purchase (including sales charge, if any)	Sales Charge as Percentage of Offering Price	Sales Charge as Percentage of Net Amount Invested	Maximum Dealer Allowance as Percentage of Offering Price*
Less than $100,000	4.50%	4.71%	4.00%
$100,000 up to (but less than) $250,000	3.00	3.09	2.50
$250,000 up to (but less than) $500,000	2.50	2.56	2.00
$500,000 up to (but less than) $1 million	2.00	2.04	1.75
$1 million or more	0.00**	0.00**	***

The current sales charges and commissions paid to Authorized Dealers for Class A Shares of the Short Duration Government and Short Duration Tax-Free Funds are as follows:

Amount of Purchase (including sales charge, if any)	Sales Charge as Percentage of Offering Price	Sales Charge as Percentage of Net Amount Invested	Maximum Dealer Allowance as Percentage of Offering Price*
Less than $250,000	2.00%	2.04%	1.75%
$250,000 up to (but less than) $500,000	1.50	1.52	1.25
$500,000 or more	0.00**	0.00**	***

The current sales charges and commissions paid to Authorized Dealers of Class A Shares of the Enhanced Income Fund and the Ultra-Short Duration Government Fund are as follows:

Amount of Purchase (including sales charge, if any)	Sales Charge as Percentage of Offering Price	Sales Charge as Percentage of Net Amount Invested	Maximum Dealer Allowance as Percentage of Offering Price*
Less than $500,000	1.50%	1.52%	1.25%
$500,000 up to (but less than) $1 million	1.00	1.01	0.75
$1 million or more	0.00	0.00	0.00

* *Dealer's allowance may be changed periodically. During special promotions, the entire sales charge may be allowed to Authorized Dealers. Authorized Dealers to whom substantially the entire sales charge is allowed may be deemed to be ''underwriters'' under the Securities Act of 1933.*

** *No sales charge is payable at the time of purchase of Class A Shares of $1 million ($500,000 in the case of the Short Duration Government and Short Duration Tax-Free Funds) or more, but a CDSC of 1% may be imposed in the event of certain redemptions within 18 months of purchase.*

*** *The Distributor may pay a one-time commission to Authorized Dealers who initiate or are responsible for purchases of $1 million or more of shares of the Funds ($500,000 in the case of the Short Duration Government and Short Duration Tax-Free Funds) equal to 1.00% of the amount under $3 million, 0.50% of the next $2 million, and 0.25% thereafter. The Distributor may also pay, with respect to all or a portion of the amount purchased, a commission in accordance with the foregoing schedule to Authorized Dealers who initiate or are responsible for purchases of $500,000 or more by certain Section 401(k), profit sharing, money purchase pension, tax sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by one or more employers (including governmental or church employers) or employee organizations investing in the Funds which satisfy the criteria set forth below in ''When Are Class A Shares Not Subject To A Sales Load?'' or $1 million ($500,000 in the case of the Short Duration Government and Short Duration Tax-Free Funds) or more by certain ''wrap'' accounts. Purchases by such plans will be made at NAV with no initial sales charge, but if shares are redeemed within 18 months after the end of the calendar month in which such purchase was made, a CDSC of 1% may be imposed upon the plan, the plan sponsor or the third party administrator. In addition, Authorized Dealers will remit to the Distributor such payments received in connection with ''wrap'' accounts in the event that shares are redeemed within 18 months after the end of the calendar month in which the purchase was made.*

What Else Do I Need To Know About Class A Shares' CDSC?

Purchases of $1 million ($500,000 in the case of the Short Duration Government and Short Duration Tax-Free Funds) or more of Class A Shares will be made at NAV with no initial sales charge. However, if you redeem shares within 18 months after the end of the calendar month in which the purchase was made, excluding any period of time in which the shares were exchanged into and remained invested in an equivalent class of an ILA Portfolio, a CDSC of 1% may be imposed. The CDSC may not be imposed if your Authorized Dealer enters into an agreement with the Distributor to return all or an applicable prorated portion of its commission to the Distributor. The CDSC is waived on redemptions in certain circumstances. See ''In What Situations May The CDSC On Class A, B Or C Shares Be Waived Or Reduced?'' below.

When Are Class A Shares Not Subject To A Sales Load?

Class A Shares of the Funds may be sold at NAV without payment of any sales charge to the following individuals and entities:

- Goldman Sachs, its affiliates or their respective officers, partners, directors or employees (including retired employees and former partners), any partnership of which Goldman Sachs is a general partner, any Trustee or officer of the Trust and designated family members of any of these individuals;
- Qualified retirement plans of Goldman Sachs;
- Trustees or directors of investment companies for which Goldman Sachs or an affiliate acts as sponsor;
- Any employee or registered representative of any Authorized Dealer or their respective spouses, children and parents;

- Banks, trust companies or other types of depository institutions investing for their own account or investing for discretionary or non-discretionary accounts;
- Any state, county or city, or any instrumentality, department, authority or agency thereof, which is prohibited by applicable investment laws from paying a sales charge or commission in connection with the purchase of shares of a Fund;
- Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension, or other employee benefit plans that are sponsored by one or more employers (including governmental or church employers) or employee organizations ("Retirement Plans") that:
  - Buy shares of Goldman Sachs Funds worth $500,000 or more; or
  - Have 100 or more eligible employees at the time of purchase; or
  - Certify that they expect to have annual plan purchases of shares of Goldman Sachs Funds of $200,000 or more; or
  - Are provided administrative services by certain third-party administrators that have entered into a special service arrangement with Goldman Sachs relating to such plans; or
  - Have at the time of purchase aggregate assets of at least $2,000,000.
- "Wrap" accounts for the benefit of clients of broker-dealers, financial institutions or financial planners, provided they have entered into an agreement with GSAM specifying aggregate minimums and certain operating policies and standards;
- Registered investment advisers investing for accounts for which they receive asset-based fees;
- Accounts over which GSAM or its advisory affiliates have investment discretion;
- Shareholders receiving distributions from a qualified retirement plan invested in the Goldman Sachs Funds and reinvesting such proceeds in a Goldman Sachs IRA;
- Shareholders who roll over distributions from any tax-qualified retirement plan or tax-sheltered annuity to an IRA which invests in the Goldman Sachs Funds if the tax-qualified retirement plan or tax-sheltered annuity receives administrative services provided by certain third-party administrators that have entered into a special service arrangement with Goldman Sachs relating to such plan or annuity; or
- Investors who qualify under other exemptions that are stated from time to time in the Additional Statement.

You must certify eligibility for any of the above exemptions on your Account Application and notify the Fund if you no longer are eligible for the exemption. The Fund will grant you an exemption subject to confirmation of your entitlement. You may be charged a fee if you effect your transactions through a broker or agent.

How Can The Sales Charge On Class A Shares Be Reduced?

- **Right of Accumulation:** When buying Class A Shares in Goldman Sachs Funds, your current aggregate investment determines the initial sales load you pay. You may qualify for reduced sales charges when the current market value of holdings (shares at current offering price), plus new purchases, reaches $100,000 or more in the case of the Government Income, Municipal Income, Core Fixed Income, Global Income, High Yield Municipal and High Yield Funds; $250,000 or more in the case of the Short Duration Government and Short Duration Tax-Free Funds; and $500,000 or more in the case of the Enhanced Income Fund and the Ultra-Short Duration Government Fund. Class A Shares of any of the Goldman Sachs Funds may be combined under the Right of Accumulation. To qualify for a reduced sales load, you or your Authorized Dealer must notify the Fund's Transfer Agent at the time of investment that a quantity discount is applicable. Use of this service is subject to a check of appropriate records. The Additional Statement has more information about the Right of Accumulation.

- **Statement of Intention:** You may obtain a reduced sales charge by means of a written Statement of Intention which expresses your non-binding commitment to invest in the aggregate $100,000 or more (not counting reinvestments of dividends and distributions) within a period of 13 months in the case of the Government Income, Municipal Income, Core Fixed Income, Global Income, High Yield Municipal and High Yield Funds; $250,000 or more in the case of the Short Duration Government and Short Duration Tax-Free Funds; and $500,000 or more in the case of the Enhanced Income Fund and the Ultra-Short Duration Government Fund. Any investments you make during the period will receive the discounted sales load based on the full amount of your investment commitment. If the investment commitment of the Statement of Intention is not met prior to the expiration of the 13-month period, the entire amount will be subject to the higher applicable sales charge. By signing the Statement of Intention, you authorize the Transfer Agent to escrow and redeem Class A Shares in your account to pay this additional charge. The Additional Statement has more information about the Statement of Intention, which you should read carefully.

COMMON QUESTIONS ABOUT THE PURCHASE OF CLASS B SHARES

What Is The Offering Price Of Class B Shares?
You may purchase Class B Shares of the Funds (other than the Enhanced Income Fund and the Ultra-Short Duration Government Fund) at the next determined NAV without an initial sales charge. However, Class B Shares redeemed within six years (three years in the case of the Short Duration Government and Short Duration Tax-Free Funds) of purchase will be subject

to a CDSC at the rates shown in the table below based on how long you held your shares.

The CDSC schedule is as follows:

| | CDSC as a Percentage of Dollar Amount Subject to CDSC | |
Year Since Purchase	Government Income, Municipal Income, Core Fixed Income, Global Income, High Yield Municipal and High Yield Funds	Short Duration Government and Short Duration Tax-Free Funds
First	5%	2%
Second	4%	1.5%
Third	3%	1%
Fourth	3%	None
Fifth	2%	None
Sixth	1%	None
Seventh and thereafter	None	None

Proceeds from the CDSC are payable to the Distributor and may be used in whole or in part to defray the Distributor's expenses related to providing distribution-related services to the Funds in connection with the sale of Class B Shares, including the payment of compensation to Authorized Dealers. A commission equal to 2% in the case of the Short Duration Government and Short Duration Tax-Free Funds and 4% in the case of all other Funds of the amount invested is paid to Authorized Dealers.

What Should I Know About The Automatic Conversion Of Class B Shares?

Class B Shares of a Fund will automatically convert into Class A Shares of the same Fund at the end of the calendar quarter that is eight years after the purchase date.

If you acquire Class B Shares of a Fund by exchange from Class B Shares of another Goldman Sachs Fund, your Class B Shares will convert into Class A Shares of such Fund based on the date of the initial purchase and the CDSC schedule of that purchase.

If you acquire Class B Shares through reinvestment of distributions, your Class B Shares will convert into Class A Shares based on the date of the initial purchase of the shares on which the distribution was paid.

The conversion of Class B Shares to Class A Shares will not occur at any time the Funds are advised that such conversions may constitute taxable events for federal tax purposes, which the Funds believe is unlikely. If conversions do not occur as a result of possible taxability, Class B Shares would continue to be subject to higher expenses than Class A Shares for an indeterminate period.

A COMMON QUESTION ABOUT THE PURCHASE OF CLASS C SHARES

What Is The Offering Price Of Class C Shares?

You may purchase Class C Shares of the Funds (other than the Enhanced Income Fund and the Ultra-Short Duration Government Fund) at the next determined NAV without paying an initial sales charge. However, if you redeem Class C Shares within 12 months of purchase, a CDSC of 1% will normally be deducted from the redemption proceeds; provided that in connection with purchases by Retirement Plans, where Class C Shares are redeemed within 12 months of purchase, a CDSC of 1% may be imposed upon the plan sponsor or third-party administrator.

Proceeds from the CDSC are payable to the Distributor and may be used in whole or in part to defray the Distributor's expenses related to providing distribution-related services to the Funds in connection with the sale of Class C Shares, including the payment of compensation to Authorized Dealers. An amount equal to 1% of the amount invested is normally paid by the Distributor to Authorized Dealers.

COMMON QUESTIONS APPLICABLE TO THE PURCHASE OF CLASS A, B AND C SHARES

When Will Shares Be Issued And Dividends Begin To Be Paid?

Global Income Fund: If a purchase order is received in proper form before the Fund's NAV is determined, shares will be issued the same day and will be entitled to any dividends declared which have record dates on or after such purchase date.

For all other Funds:

- Shares Purchased by Federal Funds Wire or ACH Transfer:
  - If a purchase order in proper form specifies a settlement date and is received before the Fund's NAV is determined, shares will be issued and dividends will begin to accrue on the purchased shares on the later of (i) the business day after the purchase order is received; or (ii) the day that the federal funds wire or ACH transfer is received by State Street.
  - If a purchase order in proper form does not specify a settlement date, shares will be issued and dividends will begin to accrue on the business day after payment is received.

- Shares Purchased by Check or Federal Reserve Draft:
    - If a purchase order in proper form specifies a settlement date and is received before the Fund's NAV is determined, shares will be issued and dividends will begin to accrue on the business day after payment is received.
    - If a purchase order in proper form does not specify a settlement date, shares will be issued and dividends will being to accrue on the business day after payment is received.

What Else Do I Need To Know About The CDSC On Class A, B Or C Shares?

- The CDSC is based on the lesser of the NAV of the shares at the time of redemption or the original offering price (which is the original NAV).
    - No CDSC is charged on shares acquired from reinvested dividends or capital gains distributions.
    - No CDSC is charged on the per share appreciation of your account over the initial purchase price.
    - When counting the number of months since a purchase of Class B or Class C Shares was made, all payments made during a month will be combined and considered to have been made on the first day of that month.
- To keep your CDSC as low as possible, each time you place a request to sell shares, the Funds will first sell any shares in your account that do not carry a CDSC and then the shares in your account that have been held the longest.

In What Situations May The CDSC On Class A, B Or C Shares Be Waived Or Reduced?

The CDSC on Class A, Class B and Class C Shares that are subject to a CDSC may be waived or reduced if the redemption relates to:

- Retirement distributions or loans to participants or beneficiaries from Retirement Plans;
- The death or disability (as defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the ''Code'')) of a participant or beneficiary in a Retirement Plan;
- Hardship withdrawals by a participant or beneficiary in a Retirement Plan;
- Satisfying the minimum distribution requirements of the Code;
- Establishing ''substantially equal periodic payments'' as described under Section 72(t)(2) of the Code;
- The separation from service by a participant or beneficiary in a Retirement Plan;
- The death or disability (as defined in Section 72(m)(7) of the Code) of a shareholder if the redemption is made within one year of the event;

- Excess contributions distributed from a Retirement Plan;
- Distributions from a qualified Retirement Plan invested in the Goldman Sachs Funds which are being rolled over to a Goldman Sachs IRA; or
- Redemption proceeds which are to be reinvested in accounts or non-registered products over which GSAM or its advisory affiliates have investment discretion.

In addition, Class A, B and C Shares subject to a systematic withdrawal plan may be redeemed without a CDSC. The Funds reserve the right to limit such redemptions, on an annual basis, to 12% each of the value of your Class B and C Shares and 10% of the value of your Class A Shares.

How Do I Decide Whether To Buy Class A, B Or C Shares?

The decision as to which Class to purchase depends on the amount you invest, the intended length of the investment and your personal situation.

- *Class A Shares.* If you are making an investment of $100,000 or more that qualifies for a reduced sales charge, you should consider purchasing Class A Shares.
- *Class B Shares.* If you plan to hold your investment for at least six years (three years in the case of the Short Duration Government and Short Duration Tax-Free Funds) and would prefer not to pay an initial sales charge, you might consider purchasing Class B Shares. By not paying a front-end sales charge, your entire investment in Class B Shares is available to work for you from the time you make your initial investment. However, the distribution and service fee paid by Class B Shares will cause your Class B Shares (until conversion to Class A Shares) to have a higher expense ratio, and thus lower performance and lower dividend payments (to the extent dividends are paid) than Class A Shares. A maximum purchase limitation of $250,000 in the aggregate normally applies to Class B Shares. Individual purchases exceeding $250,000 will be rejected.
- *Class C Shares.* If you are unsure of the length of your investment or plan to hold your investment for less than six years and would prefer not to pay an initial sales charge, you may prefer Class C Shares. By not paying a front-end sales charge, your entire investment in Class C Shares is available to work for you from the time you make your initial investment. However, the distribution and service fee paid by Class C Shares will cause your Class C Shares to have a higher expense ratio, and thus lower performance and lower dividend payments (to the extent dividends are paid) than Class A Shares (or Class B Shares after conversion to Class A Shares).

  Although Class C Shares are subject to a CDSC for only 12 months, Class C Shares do not have the automatic eight conversion feature applicable to Class B Shares and your investment may pay higher distribution fees indefinitely.

71

A maximum purchase limitation of $1,000,000 ($500,000 in the case of the Short Duration Government and Short Duration Tax-Free Funds) in the aggregate normally applies to purchases of Class C Shares. Individual purchases exceeding $1,000,000 will be rejected.

Note: Authorized Dealers may receive different compensation for selling Class A, Class B or Class C Shares.

In addition to Class A, Class B and Class C Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

HOW TO SELL SHARES

How Can I Sell Class A, Class B And Class C Shares Of The Funds?

You may arrange to take money out of your account by selling (redeeming) some or all of your shares. **Each Fund will redeem its shares upon request on any business day at the NAV next determined after receipt of such request in proper form, subject to any applicable CDSC.** You may request that redemption proceeds be sent to you by check or by wire (if the wire instructions are on record). Redemptions may be requested in writing or by telephone.

Instructions For Redemptions:

By Writing:	■ Write a letter of instruction that includes:
	  ■ Your name(s) and signature(s)
	  ■ Your account number
	  ■ The Fund name and Class of Shares
	  ■ The dollar amount you want to sell
	  ■ How and where to send the proceeds
	■ Obtain a signature guarantee (see details below)
	■ Mail your request to:
	  Goldman Sachs Funds
	  c/o NFDS
	  P.O. Box 219711
	  Kansas City, MO 64121-9711
	or for overnight delivery:
	  Goldman Sachs Funds
	  c/o NFDS
	  330 West 9th Street
	  Poindexter Bldg., 1st Floor
	  Kansas City, MO 64105

By Telephone:	If you have not declined the telephone redemption privilege on your Account Application: ■ 1-800-526-7384 (8:00 a.m. to 4:00 p.m. New York time) ■ You may redeem up to $50,000 of your shares within any 7 calendar day period ■ Proceeds which are sent directly to a Goldman Sachs brokerage account are not subject to the $50,000 limit

When Do I Need A Signature Guarantee To Redeem Shares?

A signature guarantee is required if:

■ You are requesting in writing to redeem shares in an amount over $50,000;

■ You would like the redemption proceeds sent to an address that is not your address of record; or

■ You would like to change the bank designated on your Account Application.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. The Trust may accept telephone redemption instructions from any person identifying himself or herself as the owner of an account or the owner's registered representative where the owner has not declined in writing to use this service. Thus, you risk possible losses if a telephone redemption is not authorized by you.

In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs and NFDS each employ reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Proceeds of telephone redemption requests will be sent only to your address of record or authorized bank account designated in the Account Application (unless you provide written instructions and a signature guarantee, indicating another address or account) and exchanges of shares normally will be made only to an identically registered account.
- Telephone redemptions will not be accepted during the 30-day period following any change in your address of record.
- The telephone redemption option does not apply to shares held in a ''street name'' account. ''Street name'' accounts are accounts maintained and serviced by your Authorized Dealer. If your account is held in ''street name,'' you should contact your registered representative of record, who may make telephone redemptions on your behalf.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: You may arrange for your redemption proceeds to be wired as federal funds to the bank account designated in your Account Application. The following general policies govern wiring redemption proceeds:

■ Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.

■ A transaction fee of $7.50 may be charged for payments of redemption proceeds by domestic wire. Your bank may also charge wiring fees. You should contact your bank directly to learn whether it charges such fees.

■ To change the bank designated on your Account Application you must send written instructions (with your signature guaranteed) to the Transfer Agent.

■ Neither the Trust, Goldman Sachs nor any Authorized Dealer assumes any responsibility for the performance of your bank or any intermediaries in the transfer process. If a problem with such performance arises, you should deal directly with your bank or any such intermediaries.

By Check: You may elect to receive your redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of a properly executed redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

■ Shares of each Fund (other than the Global Income Fund) earn dividends declared on the day the shares are redeemed.

■ Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.

The Trust reserves the right to:

■ Redeem your shares if your account balance is less than $50 as a result of earlier redemptions. The Funds will not redeem your shares on this basis if the value of your account falls below the minimum account balance solely as a result of market conditions. The Funds will give you 60 days' prior written notice to allow you to purchase sufficient additional shares of the Fund in order to avoid such redemption.

■ Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interests of the Trust.

■ Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.

■ Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at NAV in additional shares of the same class of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Reinvest Redemption Proceeds In The Same Or Another Goldman Sachs Fund?

You may redeem shares of a Fund and reinvest a portion or all of the redemption proceeds (plus any additional amounts needed to round off purchases to the nearest full share) at NAV. To be eligible for this privilege, you must hold the shares you want to redeem for at least 30 days and you must reinvest the share proceeds within 90 days after you redeem. You may reinvest as follows:

■ Class A or B Shares—Class A Shares of the same Fund or another Goldman Sachs Fund

■ Class C Shares—Class C Shares of the same Fund or another Goldman Sachs Fund

■ You should obtain and read the applicable prospectuses before investing in any other Funds.

■ If you pay a CDSC upon redemption of Class A or Class C Shares and then reinvest in Class A or Class C Shares as described above, your account will be credited with the amount of the CDSC you paid. The reinvested shares will, however, continue to be subject to a CDSC. The holding period of the shares acquired through reinvestment will include the holding period of the redeemed shares for purposes of computing the CDSC payable upon a subsequent redemption. For Class B Shares, you may reinvest the redemption proceeds in Class A Shares at NAV but the amount of the CDSC paid upon redemption of the Class B Shares will not be credited to your account.

■ The reinvestment privilege may be exercised at any time in connection with transactions in which the proceeds are reinvested at NAV in a tax-sheltered retirement plan. In other cases, the reinvestment privilege may be exercised once per year upon receipt of a written request.

■ You may be subject to tax as a result of a redemption. You should consult your tax adviser concerning the tax consequences of a redemption and reinvestment.

Can I Exchange My Investment From One Fund To Another?

You may exchange shares of a Fund at NAV without the imposition of an initial sales charge or CDSC at the time of exchange for shares of the same class or an equivalent class of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice to you.

Instructions For Exchanging Shares:	

By Writing:	■ Write a letter of instruction that includes:
	  ■ Your name(s) and signature(s)
	  ■ Your account number
	  ■ The Fund names and Class of Shares
	  ■ The dollar amount you want to exchange
	■ Obtain a signature guarantee (see details above)
	■ Mail the request to:
	Goldman Sachs Funds
	c/o NFDS
	P.O. Box 219711
	Kansas City, MO 64121-9711
	or for overnight delivery—
	Goldman Sachs Funds
	c/o NFDS
	330 West 9th St.
	Poindexter Bldg., 1st Floor
	Kansas City, MO 64105

By Telephone:	If you have not declined the telephone exchange privilege on your Account Application: ■ 1-800-526-7384 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

■ You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.

■ Currently, there is no charge for exchanges, although a Fund may impose a charge in the future.

■ The exchanged shares may later be exchanged for shares of the same class (or an equivalent class) of the original Fund at the next determined NAV without the imposition of an initial sales charge or CDSC if the amount in the Fund resulting from such exchanges is less than the largest amount on which you have previously paid the applicable sales charge.

- When you exchange shares subject to a CDSC, no CDSC will be charged at that time. The exchanged shares will be subject to the CDSC of the shares originally held. For purposes of determining the amount of the applicable CDSC, the length of time you have owned the shares will be measured from the date you acquired the original shares subject to a CDSC and will not be affected by a subsequent exchange.
- Eligible investors may exchange certain classes of shares for another class of shares of the same Fund. For further information, call Goldman Sachs Funds at 1-800-526-7384 and see the Additional Statement.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs and NFDS may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Telephone exchanges normally will be made only to an identically registered account. Shares may be exchanged among accounts with different names, addresses and social security or other taxpayer identification numbers only if the exchange instructions are in writing and accompanied by a signature guarantee.
- Exchanges into Funds that are closed to new investors may be restricted.
- A signature guarantee may be required (see details above).

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

SHAREHOLDER SERVICES

Can I Arrange To Have Automatic Investments Made On A Regular Basis?

You may be able to make systematic cash investments through your bank via ACH transfer or your checking account via bank draft each month. Forms for this option are available from Goldman Sachs, and your Authorized Dealer, or you may check the appropriate box on the Account Application.

Can My Dividends And Distributions From A Fund Be Invested In Other Funds?

You may elect to cross-reinvest dividends and capital gains distributions paid by a Fund in shares of the same class or an equivalent class of other Goldman Sachs Funds.

- Shares will be purchased at NAV.
- No initial sales charge or CDSC will be imposed.
- You may elect cross-reinvestment into an identically registered account or an account registered in a different name or with a different address, social security number or taxpayer identification number provided that the account has been properly established, appropriate signature guarantees obtained and the minimum initial investment has been satisfied.

Can I Arrange To Have Automatic Exchanges Made On A Regular Basis?

You may elect to exchange automatically a specified dollar amount of shares of a Fund for shares of the same class or an equivalent class of other Goldman Sachs Funds.

- Shares will be purchased at NAV.
- No initial sales charge is imposed.
- Shares subject to a CDSC acquired under this program may be subject to a CDSC at the time of redemption from the Fund into which the exchange is made depending upon the date and value of your original purchase.
- Automatic exchanges are made monthly on the 15th day of each month or the first business day thereafter.
- Minimum dollar amount: $50 per month.

What Else Should I Know About Cross-Reinvestments And Automatic Exchanges?

Cross-reinvestments and automatic exchanges are subject to the following conditions:

- You must hold $5,000 or more in the Fund which is paying the dividend or from which the exchange is being made.
- You must invest an amount in the Fund into which cross-reinvestments or automatic exchanges are being made that is equal to that Fund's minimum initial investment or continue to cross-reinvest or to make automatic exchanges until such minimum initial investment is met.
- You should obtain and read the prospectus of the Fund into which dividends are invested or automatic exchanges are made.

Can I Have Automatic Withdrawals Made On A Regular Basis?

You may draw on your account systematically via check or ACH transfer in any amount of $50 or more.

- It is normally undesirable to maintain a systematic withdrawal plan at the same time that you are purchasing additional Class A, Class B or Class C Shares because of the sales charge imposed on your purchases of Class A Shares or the imposition of a CDSC on your redemptions of Class A, Class B or Class C Shares.
- You must have a minimum balance of $5,000 in a Fund.
- Checks are mailed the next business day after your selected systematic withdrawal date.
- Each systematic withdrawal is a redemption and therefore a taxable transaction.
- The CDSC applicable to Class A, Class B or Class C Shares redeemed under the systematic withdrawal plan may be waived.

What Types of Reports Will I Be Sent Regarding My Investment?

You will be provided with a printed confirmation of each transaction in your account and an individual quarterly account statement. A year-to-date statement for your account will be provided upon request made to Goldman Sachs. If your account is held in ''street name'' you may receive your statements and confirmations on a different schedule.

You will also receive an annual shareholder report containing audited financial statements and a semi-annual shareholder report. If you have consented to the delivery of a single copy of shareholder reports, prospectuses and other information to all shareholders who share the same mailing address with your account, you may revoke your consent at any time by contacting Goldman Sachs Funds by phone at 1-800-526-7384 or by mail at Goldman Sachs Funds, 4900 Sears Tower, Chicago, IL 60606-6372. The Funds will begin sending individual copies to you within 30 days after receipt of your revocation.

The Funds do not generally provide sub-accounting services.

What Should I Know When I Purchase Shares Through An Authorized Dealer?

Authorized Dealers and other financial intermediaries may provide varying arrangements for their clients to purchase and redeem Fund shares. They may charge additional fees not described in this Prospectus to their customers for such services.

If shares of a Fund are held in a ''street name'' account with an Authorized Dealer, all recordkeeping, transaction processing and payments of distributions relating to your account will be performed by the Authorized Dealer, and not by the Fund and its Transfer Agent. Since the Funds will have no record of your transactions, you should contact the Authorized Dealer to purchase, redeem or exchange shares, to make changes in or give instructions concerning the account or to obtain information about your account. The transfer of shares in a ''street name'' account to an account with another dealer or to an account directly with the Fund involves special procedures and will require you to obtain historical purchase information about the shares in the account from the Authorized Dealer.

Authorized Dealers and other financial intermediaries may be authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and if approved by the Trust, to designate other intermediaries to accept such orders. In these cases:

- A Fund will be deemed to have received an order that is in proper form when the order is accepted by an Authorized Dealer or intermediary on a business day, and the order will be priced at the Fund's NAV per share (adjusted for any applicable sales charge) next determined after such acceptance.
- Authorized Dealers and intermediaries are responsible for transmitting accepted orders to the Funds within the time period agreed upon by them.

You should contact your Authorized Dealer or intermediary to learn whether it is authorized to accept orders for the Trust.

The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge to the Funds, to selected Authorized Dealers and other persons in connection with the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. Additional compensation based on sales may, but is normally not expected to, exceed 0.50% (annualized) of the amount invested.

DISTRIBUTION SERVICES AND FEES

What Are The Different Distribution And Service Fees Paid By Class A, B and C Shares?

The Trust has adopted distribution and service plans (each a ''Plan'') under which Class A, Class B and Class C Shares bear distribution and service fees paid to Authorized Dealers and Goldman Sachs. If the fees received by Goldman Sachs pursuant to the Plans exceed its expenses, Goldman Sachs may realize a profit from these arrangements. Goldman Sachs generally pays the distribution and service fees on a quarterly basis.

Under the Plans, Goldman Sachs is entitled to a monthly fee from each Fund for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75%, respectively, of a Fund's average daily net assets attributed to Class A, Class B and

Class C Shares.* Because these fees are paid out of the Fund's assets on an ongoing basis, over time, these fees will increase the cost of your investment and may cost you more than paying other types of such charges.

The distribution fees are subject to the requirements of Rule 12b-1 under the Investment Company Act of 1940, and may be used (among other things) for:

- Compensation paid to and expenses incurred by Authorized Dealers, Goldman Sachs and their respective officers, employees and sales representatives;
- Commissions paid to Authorized Dealers;
- Allocable overhead;
- Telephone and travel expenses;
- Interest and other costs associated with the financing of such compensation and expenses;
- Printing of prospectuses for prospective shareholders;
- Preparation and distribution of sales literature or advertising of any type; and
- All other expenses incurred in connection with activities primarily intended to result in the sale of Class A, Class B and Class C Shares.

In connection with the sale of Class C Shares, Goldman Sachs normally begins paying the 0.75% distribution fee as an ongoing commission to Authorized Dealers after the shares have been held for one year.

PERSONAL ACCOUNT MAINTENANCE SERVICES AND FEES

Under the Plans, Goldman Sachs is also entitled to receive a separate fee equal on an annual basis to 0.25% of each Fund's average daily net assets attributed to Class A (Global Income Fund only), Class B or Class C Shares. This fee is for personal and account maintenance services, and may be used to make payments to Goldman Sachs, Authorized Dealers and their officers, sales representatives and employees for responding to inquiries of, and furnishing assistance to, shareholders regarding ownership of their shares or their accounts or similar services not otherwise provided on behalf of the Funds. If the fees received by Goldman Sachs pursuant to the Plans exceed its expenses, Goldman Sachs may realize a profit from this arrangement.

In connection with the sale of Class C Shares, Goldman Sachs normally begins paying the 0.25% ongoing service fee to Authorized Dealers after the shares have been held for one year. In connection with the sale of Class A and B Shares of the

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* *Currently, Goldman Sachs voluntarily limits such fees to 0.60% of the average daily net assets attributed to Class B Shares of the Short Duration Government and the Short Duration Tax-Free Funds. Goldman Sachs may modify or discontinue such waivers in the future at its discretion.*

Short Duration Government and Short Duration Tax-Free Funds, Goldman Sachs normally begins paying the 0.25% ongoing service fee to Authorized Dealers after the shares have been held for one year.

RESTRICTIONS ON EXCESSIVE TRADING PRACTICES

The Trust does not permit market-timing or other excessive trading practices. Purchases and exchanges should be made for long-term investment purposes only. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies, harm Fund performance and negatively impact long-term shareholders. The Trust and Goldman Sachs will not be held liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust (or Goldman Sachs) and its shareholders, the Trust (or Goldman Sachs) will exercise these rights if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

DISTRIBUTIONS

Each Fund contemplates declaring as dividends each year all or substantially all of its taxable income. Except for exempt-interest dividends paid by the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds, distributions of investment income are taxable as ordinary income for federal tax purposes, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. Distributions from the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds that are designated as ''exempt interest dividends'' are generally not subject to regular federal income tax (but may be subject to state or local taxes). Distributions of short-term capital gains are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. The Funds will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

The Enhanced Income, Core Fixed Income, Global Income and High Yield Funds may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Funds may deduct these taxes in computing their taxable income. Shareholders of the Global Income Fund may be entitled to claim a credit or a deduction with respect to foreign taxes if the Fund elects to pass through these taxes to you. Your January statement will provide the relevant foreign tax information to you.

The Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds expect to distribute ''exempt-interest dividends,'' attributable to tax-exempt interest earned by those Funds. However, investments in tax-exempt bonds can also result in the recognition of income or gain by a Fund, and thereby cause a portion of the Fund's distributions to shareholders to be taxable. Thus, if the value of a bond appreciates while the Fund owns it (aside from appreciation attributable to original issue discount on the bond), and the Fund then sells the bond at a gain, that gain will generally not be exempt from tax—whether or not the interest income on the bond is exempt. Gain recognized by a Fund on sales of appreciated bonds will generally be short-term or long-term capital gain depending on whether the Fund has held the bonds for more than one year, but ''market discount'' bonds can cause the Fund to recognize ordinary income. ''Market discount'' is a discount at which a bond is purchased that is attributable to a decline in the value of a bond after its original issuance. The market discount is then taken into account ratably over the bond's remaining term to maturity, and the portion that accrues during the Fund's holding period for the bond is generally treated as taxable ordinary income to the extent of any realized gain on the bond upon disposition or maturity. Distributions attributable to ordinary income and short-term capital gain recognized by the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds will be taxable to you as ordinary income. Distributions attributable to the excess of Fund net long-term capital gains over net short-term capital losses, and designated by the Fund as ''capital gain dividends,'' will be taxable to you as long-term capital gain.

You should note that exempt-interest dividends paid by the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds may be a preference item when determining your federal alternative minimum tax liability. Exempt-interest dividends are also taken into account in determining the taxable portion of social security or railroad retirement benefits. Any interest on indebtedness incurred by you to purchase or carry shares in the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds generally will not be deductible for federal income tax purposes.

If you buy shares of a Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends that were received on the shares. In addition, any loss realized on shares held for six months or less will be disallowed to the extent of any exempt-interest dividends that were received on the shares.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold a percentage of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so. For payments made during 2003, the withholding rate is 30% and for payments made during 2004, the withholding rate will be 29%. Lower rates are scheduled to apply in certain later years.

Non-U.S. investors may be subject to U.S. withholding and estate tax.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A. General Portfolio Risks

The Funds will be subject to the risks associated with fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase (although many mortgage related securities will have less potential than other debt securities for capital appreciation during periods of declining rates). Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that the issuer or guarantor could default on its obligations, and a Fund will not recover its investment. Call risk and extension risk are normally present in adjustable rate mortgage loans (''ARMs''), Mortgage-Backed Securities and asset-backed securities. For example, homeowners have the option to prepay their mortgages. Therefore, the duration of a security backed by home mortgages can either shorten (call risk) or lengthen (extension risk). In general, if interest rates on new mortgage loans fall sufficiently below the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to increase. Conversely, if mortgage loan interest rates rise above the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to decrease. In either case, a change in the prepayment rate can result in losses to investors. The same would be true of asset-backed securities, such as securities backed by car loans.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for a Fund. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by a Fund and its shareholders and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of a Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less. See ''Financial Highlights'' in Appendix B for a statement of the Funds' historical portfolio turnover rates.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed

without shareholder approval. You should note, however, that all investment objectives and all investment policies not specifically designated as fundamental are non-fundamental, and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs.

B. Other Portfolio Risks

Credit/Default Risks. Debt securities purchased by the Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign governments, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's''), or Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or having a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the Investment Adviser to be of comparable credit quality. If a security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, the Fund will not be required to dispose of the security. If a downgrade occurs, the Investment Adviser will consider which action, including the sale of the security, is in the best interest of a Fund and its shareholders.

Certain Funds may invest in fixed-income securities rated BB or Ba or below (or comparable unrated securities) which are commonly referred to as ''junk bonds.'' Junk bonds are considered predominantly speculative and may be questionable as to principal and interest payments.

In some cases, junk bonds may be highly speculative, have poor prospects for reaching investment grade standing and be in default. As a result, investment in such bonds will present greater speculative risks than those associated with investment in investment grade bonds. Also, to the extent that the rating assigned

to a security in a Fund's portfolio is downgraded by a rating organization, the market price and liquidity of such security may be adversely affected.

Risks of Derivative Investments. A Fund's transactions in options, futures, options on futures, swaps, interest rate caps, floors and collars, structured securities, inverse floating-rate securities, stripped mortgage-backed securities and foreign currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Each Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Derivative Mortgage-Backed Securities (such as principal-only (''POs''), interest-only (''IOs'') or inverse floating rate securities) are particularly exposed to call and extension risks. Small changes in mortgage prepayments can significantly impact the cash flow and the market value of these securities. In general, the risk of faster than anticipated prepayments adversely affects IOs, super floaters and premium priced Mortgage-Backed Securities. The risk of slower than anticipated prepayments generally adversely affects POs, floating-rate securities subject to interest rate caps, support tranches and discount priced Mortgage-Backed Securities. In addition, particular derivative securities may be leveraged such that their exposure (*i.e.*, price sensitivity) to interest rate and/or prepayment risk is magnified.

Some floating-rate derivative debt securities can present more complex types of derivative and interest rate risks. For example, range floaters are subject to the risk that the coupon will be reduced below market rates if a designated interest rate floats outside of a specified interest rate band or collar. Dual index or yield curve floaters are subject to lower prices in the event of an unfavorable change in the spread between two designated interest rates.

Risks of Foreign Investments. Certain Funds may make foreign investments. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce

the value of the portfolio security. In addition, if the currency in which a Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United States. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There may be less publicly available information about a foreign issuer than a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Concentration of a Fund's assets in one or a few countries and currencies will subject a Fund to greater risks than if a Fund's assets were not geographically concentrated.

Investment in sovereign debt obligations by a Fund involves risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and a Fund may have limited recourse to compel payment in the event of a default. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt, and in turn a Fund's NAV, to a greater extent than the volatility inherent in debt obligations of U.S. issuers.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which a sovereign debtor may be subject.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

The new European Central Bank has control over each country's monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long-term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies of other countries that now are or may in the future become members of the European Union (''EU'') will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Funds. Because of the number of countries using this single currency, a significant portion of the assets held by the Funds may be denominated in the euro.

Risks of Emerging Countries. Certain Funds may invest in securities of issuers located in emerging countries. The risks of foreign investment are heightened when the issuer is located in an emerging country. Emerging countries are generally located in the Asia and Pacific regions, Eastern Europe, Latin and South America and Africa. A Fund's purchase and sale of portfolio securities in certain emerging countries may be constrained by limitations relating to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on

aggregate holdings of foreign investors. Such limitations may be computed based on the aggregate trading volume by or holdings of a Fund, the Investment Adviser, its affiliates and their respective clients and other service providers. A Fund may not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees which may limit investment in such countries or increase the administrative costs of such investments. For example, certain Asian countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the issuer available for purchase by nationals. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by a Fund. The repatriation of both investment income and capital from certain emerging countries is subject to restrictions such as the need for governmental consents. In situations where a country restricts direct investment in securities (which may occur in certain Asian and other countries), a Fund may invest in such countries through other investment funds in such countries.

Many emerging countries have recently experienced currency devaluations and substantial (and, in some cases, extremely high) rates of inflation. Other emerging countries have experienced economic recessions. These circumstances have had a negative effect on the economies and securities markets of those emerging countries. Economies in emerging countries generally are dependent heavily upon commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

Many emerging countries are subject to a substantial degree of economic, political and social instability. Governments of some emerging countries are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging countries have periodically used force to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging countries. Unanticipated political or social developments may result in sudden and significant investment

losses. Investing in emerging countries involves greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested. As an example, in the past some Eastern European governments have expropriated substantial amounts of private property, and many claims of the property owners have never been fully settled. There is no assurance that similar expropriations will not recur in Eastern European or other countries.

A Fund's investment in emerging countries may also be subject to withholding or other taxes, which may be significant and may reduce the return from an investment in such countries to the Fund.

Settlement procedures in emerging countries are frequently less developed and reliable than those in the United States and may involve a Fund's delivery of securities before receipt of payment for their sale. In addition, significant delays may occur in certain markets in registering the transfer of securities. Settlement or registration problems may make it more difficult for a Fund to value its portfolio securities and could cause the Fund to miss attractive investment opportunities, to have a portion of its assets uninvested or to incur losses due to the failure of a counterparty to pay for securities the Fund has delivered or the Fund's inability to complete its contractual obligations because of theft or other reasons.

The creditworthiness of the local securities firms used by a Fund in emerging countries may not be as sound as the creditworthiness of firms used in more developed countries. As a result, the Fund may be subject to a greater risk of loss if a securities firm defaults in the performance of its responsibilities.

The small size and inexperience of the securities markets in certain emerging countries and the limited volume of trading in securities in those countries may make a Fund's investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the United States, Japan and most Western European countries). A Fund's investments in emerging countries are subject to the risk that the liquidity of a particular investment, or investments generally, in such countries will shrink or disappear suddenly and without warning as a result of adverse economic, market or political conditions or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and then only at a substantial drop in price. Investments in emerging countries may be more difficult to price precisely because of the characteristics discussed above and lower trading volumes.

A Fund's use of foreign currency management techniques in emerging countries may be limited. Due to the limited market for these instruments in emerging countries, the Investment Adviser does not currently anticipate that a significant portion of the Funds' currency exposure in emerging countries, if any, will be covered by such instruments.

Risks of Illiquid Securities. Each Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped Mortgage-Backed Securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of a Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Temporary Investment Risks. Each Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. Government Securities
- Repurchase agreements collateralized by U.S. Government Securities

Certain Funds may invest more than 20% of their respective Net Assets in taxable investments and in high grade securities under unusual conditions.

When a Fund's assets are invested in such instruments, the Fund may not be achieving its investive objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks.

The Funds may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies. Further information is provided in the Additional Statement, which is available upon request.

U.S. Government Securities. Each Fund may invest in U.S. Government Securities. U.S. Government Securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. Government Securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. Government Securities also include Treasury receipts, zero coupon bonds and other stripped U.S. Government Securities, where the interest and principal components of stripped U.S. Government Securities are traded independently.

Custodial Receipts and Trust Certificates. Each Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. Government Securities, Municipal Securities or other types of securities in which a Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Mortgage-Backed Securities. Certain Funds may invest in Mortgage-Backed Securities. Mortgage-Backed Securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Mortgage-Backed Securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity. Privately issued Mortgage-Backed Securities are normally structured with one or more types of ''credit enhancement.'' However, these Mortgage-Backed Securities typically do not have the same credit standing as U.S. government guaranteed Mortgage-Backed Securities.

Mortgage-Backed Securities may include multiple class securities, including collateralized mortgage obligations (''CMOs'') and Real Estate Mortgage Investment Conduit (''REMIC'') pass-through or participation certificates. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other Mortgage-Backed Securities. CMOs are issued in multiple classes. In many cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full. A REMIC is a CMO that qualifies for special tax treatment under the Code and invests in certain mortgages principally secured by interests in real property and other permitted investments.

Mortgaged-Backed Securities also include stripped Mortgage-Backed Securities (''SMBS''), which are derivative multiple class Mortgage-Backed Securities. SMBS are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans. The market value of SMBS consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on SMBS that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other Mortgage-Backed Securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped.

Asset-Backed Securities. Each Fund may invest in asset-backed securities. Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. Asset-backed securities present credit risks that are not presented by Mortgage-Backed Securities. This is because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on the securities.

In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Municipal Securities. Certain Funds may invest in securities and instruments issued by state and local government issuers. Municipal Securities in which a Fund may invest consist of bonds, notes, commercial paper and other instruments (including participation interests in such securities) issued by or on behalf of the states, territories and possessions of the United States (including the District of Columbia) and their political subdivisions, agencies or instrumentalities. The interest on tax-free Municipal Securities will normally be exempt from regular federal income tax (*i.e.*, excluded from gross income for federal income tax purposes but not necessarily exempt from federal alternative minimum tax or from state or local taxes). Because of their tax-exempt status, the yields and market values of Municipal Securities may be more adversely impacted by changes in tax rates and policies than taxable fixed-income securities.

Municipal Securities include both ''general'' and ''revenue'' bonds and may be issued to obtain funds for various purposes. General obligations are secured by the issuer's pledge of its full faith, credit and taxing power. Revenue obligations are payable only from the revenues derived from a particular facility or class of facilities.

Municipal Securities are often issued to obtain funds for various public purposes, including the construction of a wide range of public facilities such as bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Municipal Securities include private activity bonds, pre-refunded municipal securities and auction rate securities.

The obligations of the issuer to pay the principal of and interest on a Municipal Security are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Act, and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest or imposing other constraints upon the enforcement of such obligations. There is also the possibility that, as a result of litigation or other conditions, the power or ability of the issuer to pay when due the principal of or interest on a Municipal Security may be materially affected.

In addition, Municipal Securities include municipal leases, certificates of participation and ''moral obligation'' bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment purchase agreements. Moral obligation bonds are supported by a moral commitment but not a legal obligation of a state or local government. Municipal

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leases, certificates of participation and moral obligation bonds frequently involve special risks not normally associated with general obligation or revenue bonds. In particular, these instruments permit governmental issuers to acquire property and equipment without meeting constitutional and statutory requirements for the issuance of debt. If, however, the governmental issuer does not periodically appropriate money to enable it to meet its payment obligations under these instruments, it cannot be legally compelled to do so. If a default occurs, it is likely that a Fund would be unable to obtain another acceptable source of payment. Some municipal leases, certificates of participation and moral obligation bonds may be illiquid.

Municipal Securities may also be in the form of a tender option bond, which is a Municipal Security (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued with the agreement of a third party, such as a bank, broker-dealer or other financial institution, which grants the security holders the option, at periodic intervals, to tender their securities to the institution. After payment of a fee to the financial institution that provides this option, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution may not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and a Fund's average portfolio maturity. There is risk that a Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender option bonds may be illiquid.

Municipal Securities may be backed by letters of credit or other forms of credit enhancement issued by domestic or foreign banks or by other financial institutions. The credit quality of these banks and financial institutions could, therefore, cause a loss to a Fund that invests in Municipal Securities. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and are generally not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

Certain Funds may invest 25% or more of the value of their respective total assets in Municipal Securities which are related in such a way that an economic, business

or political development or change affecting one Municipal Security would also affect the other Municipal Security. For example, a Fund may invest all of its assets in (a) Municipal Securities the interest on which is paid solely from revenues from similar projects such as hospitals, electric utility systems, multi-family housing, nursing homes, commercial facilities (including hotels), steel companies or life care facilities; (b) Municipal Securities whose issuers are in the same state; or (c) industrial development obligations. Concentration of a Fund's investments in these Municipal Securities will subject the Fund, to a greater extent than if such investment was not so concentrated, to the risks of adverse economic, business or political developments affecting the particular state, industry or other area of concentration. At October 31, 2002, the High Yield Municipal Fund had invested more than 25% of its assets in Municipal Securities of issuers located in Florida. Florida's economy is influenced by numerous factors including transfer payments from the Federal government (social security benefits, pension benefits, etc.), population growth, interest rates, hurricane activity and business cycles affecting various major industries, including tourism, construction and manufacturing. In addition, Florida is highly dependent upon sales and use taxes, which account for the majority of its General Fund revenues. The Florida Constitution does not permit a state or local personal income tax. The Florida Constitution may limit the State's ability to raise revenues and may have an adverse effect on the State's finances and political subdivisions. From time to time Florida and its political subdivisions have encountered financial difficulties. If these difficulties recur in the future, the value of the High Yield Municipal Fund could be adversely affected.

Corporate Debt Obligations; Trust Preferred Securities; Convertible Securities. Certain Funds may invest in corporate debt obligations, trust preferred securities and convertible securities. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. A trust preferred security is a long dated bond (for example, 30 years) with preferred features. The preferred features are that payment of interest can be deferred for a specified period without initiating a default event. The securities are generally senior in claim to standard preferred stock but junior to other bondholders. Certain Funds may also invest in other short-term obligations issued or guaranteed by U.S. corporations, non-U.S. corporations or other entities.

Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which a Fund invests are subject to the same rating criteria as its other investments in fixed-income securities. Convertible securities have both equity and fixed-income risk characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in

99

interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Bank Obligations. Certain Funds may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

Foreign Currency Transactions. Certain Funds may, to the extent consistent with their investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract.

Certain Funds may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates. In addition, certain Funds may enter into foreign currency transactions to seek a closer correlation between the Fund's overall currency exposures and the currency exposures of the Fund's performance benchmark. Certain Funds may also enter into such transactions to seek to increase total return, which is considered a speculative practice.

Some Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. A Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the Investment Adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (*e.g.*, the Investment Adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, a Fund's NAV to fluctuate (when the Fund's NAV fluctuates, the value of your shares may go up or down). Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts, currency swaps and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are not guaranteed by an exchange or clearinghouse, a default on a contract would deprive a Fund of unrealized profits, transaction costs or the benefits of a currency hedge or could force the Fund to cover its purchase or sale commitments, if any, at the current market price.

Structured Securities and Inverse Floaters. Certain Funds may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities, and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

Structured securities include, but are not limited to, inverse floating rate debt securities (''inverse floaters''). The interest rate on inverse floaters resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher the degree of leverage of an inverse floater, the greater the volatility of its market value.

Floating and Variable Rate Obligations. Each Fund may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels.

The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable both of which may be issued by domestic banks or foreign banks. A Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institutions.

Zero Coupon, Deferred Interest, Pay-In-Kind and Capital Appreciation Bonds. Each Fund may invest in zero coupon bonds, deferred interest, pay-in-kind and capital appreciation bonds. These bonds are issued at a discount from their face value because interest payments are typically postponed until maturity. Pay-in-kind securities are securities that have interest payable by the delivery of additional securities. The market prices of these securities generally are more volatile than the market prices of interest-bearing securities and are likely to respond to a greater degree to changes in interest rates than interest-bearing securities having similar maturities and credit quality.

Mortgage Dollar Rolls. Certain Funds may enter into mortgage dollar rolls. A mortgage dollar roll involves the sale by a Fund of securities for delivery in the current month. The Fund simultaneously contracts with the same counterparty to repurchase substantially similar (same type, coupon and maturity) but not identical securities on a specified future date. During the roll period, the Fund loses the right to receive principal and interest paid on the securities sold. However, the Fund benefits to the extent of any difference between (a) the price received for the securities sold and (b) the lower forward price for the future purchase and/or fee income plus the interest earned on the cash proceeds of the securities sold. Unless the benefits of a mortgage dollar roll exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the roll, the use of this technique will diminish the Fund's performance.

Successful use of mortgage dollar rolls depends upon the Investment Adviser's ability to predict correctly interest rates and mortgage prepayments. If the Investment Adviser is incorrect in its prediction, a Fund may experience a loss. The Funds do not currently intend to enter into mortgage dollar rolls for financing and do not treat them as borrowings.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller)

of the option the obligation to sell, the underlying instrument during the option period. Each Fund may write (sell) covered call and put options and purchase put and call options on any securities in which the Fund may invest or on any securities index consisting of securities in which it may invest. Certain Funds may also, to the extent consistent with its investment policies, purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in a Fund's investment portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase a Fund's transaction costs. Options written or purchased by the Funds may be traded on either U.S. or foreign exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Yield Curve Options. Each Fund may enter into options on the yield ''spread'' or differential between two securities. Such transactions are referred to as ''yield curve'' options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease.

The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, such options present a risk of loss even if the yield of one of the underlying securities remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. The Funds may engage in futures transactions on U.S. and (in the case of certain Funds) foreign exchanges.

Each Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or, to the extent a Fund invests in foreign securities, currency exchange rates, or to otherwise manage its term structure, sector selection and duration in accordance with its investment objective and policies. Each Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. A Fund will engage in futures and related options transactions for bona fide hedging purposes as defined in regulations of the Commodity Futures Trading Commission (the ''CFTC'') or to seek to increase total return to the extent permitted by such regulations. Except as otherwise permitted by the CFTC, a Fund may not purchase or sell futures contracts or purchase or sell related options to seek to increase total return if immediately thereafter the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options entered into for the purpose of seeking to increase total return would exceed 5% of the market value of the Fund's net assets. Alternative limitations on the use of futures contracts and related options may be stated from time to time in the Additional Statement.

Futures contracts and related options present the following risks:

- While a Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and a Fund may be exposed to additional risk of loss.
- The loss incurred by a Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of a Fund's NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to a Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.
- Foreign exchanges may not provide the same protection as U.S. exchanges.

When-Issued Securities and Forward Commitments. Each Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Lending of Portfolio Securities. Each Fund may engage in securities lending. Securities lending involves the lending of securities owned by a Fund to financial institutions such as certain broker-dealers, including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loans continuously with cash, cash equivalents, U.S. Government Securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by a Fund in short-term investments, including unregistered investment pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and a Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed $33^{1}/_{3}\%$ of the value of the total assets of a Fund (including the loan collateral). Loan collateral (including any investment of that collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in particular types of fixed-income and other securities.

A Fund may lend its securities to increase its income. A Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or becomes insolvent.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. Each Fund may enter into repurchase agreements with securities dealers

and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation. Some Funds may also enter into repurchase agreements involving certain foreign government securities.

If the other party or ''seller'' defaults, a Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, a Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

Certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Borrowings and Reverse Repurchase Agreements. Each Fund can borrow money from banks and other financial institutions, and certain Funds may enter into reverse repurchase agreements in amounts not exceeding one-third of its total assets. A Fund may not make additional investments if borrowings exceed 5% of its total assets. Reverse repurchase agreements involve the sale of securities held by a Fund (excluding the Enhanced Income Fund) subject to the Fund's agreement to repurchase them at a mutually agreed upon date and price (including interest). These transactions may be entered into as a temporary measure for emergency purposes or to meet redemption requests. Reverse repurchase agreements may also be entered into when the Investment Adviser expects that the interest income to be earned from the investment of the transaction proceeds will be greater than the related interest expense. Borrowings and reverse repurchase agreements involve leveraging. If the securities held by a Fund decline in value while these transactions are outstanding, the NAV of the Fund's outstanding shares will decline in value by proportionately more than the decline in value of the securities. In addition, reverse repurchase agreements involve the risk that the investment return earned by a Fund (from the investment of the proceeds) will be less than the interest expense of the transaction, that the market value of the securities sold by a Fund will decline below the price the Fund is obligated to pay to repurchase the securities, and that the securities may not be returned to the Fund.

Interest Rate Swaps, Mortgage Swaps, Credit Swaps, Currency Swaps, Total Return Swaps, Options on Swaps and Interest Rate Caps, Floors and Collars. Interest rate swaps involve the exchange by a Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The

notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events. Currency swaps involve the exchange of the parties' respective rights to make or receive payments in specified currencies. Total return swaps give a Fund the right to receive the appreciation in the value of a specified security, index or other instrument in return for a fee paid to the counterparty, which will typically be an agreed upon interest rate. If the underlying asset in a total return swap declines in value over the term of the swap, the Fund may also be required to pay the dollar value of that decline to the counterparty. The Funds may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payment of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling the interest rate floor. An interest rate collar is the combination of a cap and a floor that preserves a certain return within a predetermined range of interest rates.

Each Fund may enter into swap transactions for hedging purposes or to seek to increase total return. The use of interest rate, mortgage, credit, currency and total return swaps, options on swaps, and interest rate caps, floors and collars, is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Adviser is incorrect in its forecasts of market values, interest rates and currency exchange rates, the investment performance of a Fund would be less favorable than it would have been if these investment techniques were not used.

Other Investment Companies. Each Fund may invest in securities of other investment companies subject to statutory limitations prescribed by the Investment Company Act of 1940. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of

any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money market funds which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Non-Investment Grade Fixed-Income Securities. Non-investment grade fixed-income securities and unrated securities of comparable credit quality (commonly known as ''junk bonds'') are considered predominantly speculative by traditional investment standards. In some cases, these obligations may be highly speculative and have poor prospects for reaching investment grade standing. Non-investment grade fixed-income securities are subject to the increased risk of an issuer's inability to meet principal and interest obligations. These securities, also referred to as high yield securities, may be subject to greater price volatility due to such factors as specific corporate or municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity.

Non-investment grade fixed-income securities are often issued in connection with a corporate reorganization or restructuring or as part of a merger, acquisition, takeover or similar event. They are also issued by less established companies seeking to expand. Such issuers are often highly leveraged and generally less able than more established or less leveraged entities to make scheduled payments of principal and interest in the event of adverse developments or business conditions. Non-investment grade securities are also issued by state, city, or local municipalities that may have difficulty in making all scheduled interest and principal payments.

The market value of non-investment grade fixed-income securities tends to reflect individual corporate or municipal developments to a greater extent than that of higher rated securities which react primarily to fluctuations in the general level of interest rates. As a result, a Fund's ability to achieve its investment objectives may depend to a greater extent on the Investment Adviser's judgment concerning the creditworthiness of issuers than funds which invest in higher-rated securities. Issuers of non-investment grade fixed-income securities may not be able to make use of more traditional methods of financing and their ability to service debt obligations may be affected more adversely than issuers of higher-rated securities

by economic downturns, specific corporate or financial developments or the issuer's inability to meet specific projected business forecasts. Negative publicity about the junk bond market and investor perceptions regarding lower rated securities, whether or not based on fundamental analysis, may depress the prices for such securities.

A holder's risk of loss from default is significantly greater for non-investment grade fixed-income securities than is the case for holders of other debt securities because such non-investment grade securities are generally unsecured and are often subordinated to the rights of other creditors of the issuers of such securities. Investment by a Fund in defaulted securities poses additional risk of loss should nonpayment of principal and interest continue in respect of such securities. Even if such securities are held to maturity, recovery by a Fund of its initial investment and any anticipated income or appreciation is uncertain.

The secondary market for non-investment grade fixed-income securities is concentrated in relatively few market makers and is dominated by institutional investors, including mutual funds, insurance companies and other financial institutions. Accordingly, the secondary market for such securities is not as liquid as, and is more volatile than, the secondary market for higher-rated securities. In addition, market trading volume for high yield fixed-income securities is generally lower and the secondary market for such securities could shrink or disappear suddenly and without warning as a result of adverse market or economic conditions, independent of any specific adverse changes in the condition of a particular issuer. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and then only at a substantial drop in price. These factors may have an adverse effect on the market price and a Fund's ability to dispose of particular portfolio investments. A less liquid secondary market also may make it more difficult for a Fund to obtain precise valuations of the high yield securities in its portfolio.

Credit ratings issued by credit rating agencies are designed to evaluate the safety of principal and interest payments of rated securities. They do not, however, evaluate the market value risk of non-investment grade securities and, therefore, may not fully reflect the true risks of an investment. In addition, credit rating agencies may or may not make timely changes in a rating to reflect changes in the economy or in the conditions of the issuer that affect the market value of the security. Consequently, credit ratings are used only as a preliminary indicator of investment quality.

Loan Participations. Certain Funds may invest in loan participations. A loan participation is an interest in a loan to a U.S. or foreign company or other borrower which is administered and sold by a financial intermediary. A Fund may only invest in loans to issuers in whose obligations it may otherwise invest. Loan

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participation interests may take the form of a direct or co-lending relationship with the corporate borrower, an assignment of an interest in the loan by a co-lender or another participant, or a participation in the seller's share of the loan. When a Fund acts as co-lender in connection with a participation interest or when it acquires certain participation interests, the Fund will have direct recourse against the borrower if the borrower fails to pay scheduled principal and interest. In cases where the Fund lacks direct recourse, it will look to an agent for the lenders (the ''agent lender'') to enforce appropriate credit remedies against the borrower. In these cases, the Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation (such as commercial paper) of such borrower. Moreover, under the terms of the loan participation, the Fund may be regarded as a creditor of the agent lender (rather than of the underlying corporate borrower), so that the Fund may also be subject to the risk that the agent lender may become insolvent.

Preferred Stock, Warrants and Rights. Certain Funds may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has been in operation for less than five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information for the period ended October 31, 2000 and thereafter has been audited by Ernst & Young LLP, whose report, along with the Funds' financial statements, is included in the Funds' annual report (available upon request without charge). The information for all periods prior to the period ended October 31, 2000 has been audited by the Funds' previous independent auditors.

ENHANCED INCOME FUND

| | Net asset value, beginning of period | Income (loss) from investment operations | | |
		Net investment income[C]	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$10.26	$0.38	$(0.13)	$0.25
2002 - Institutional Shares	10.26	0.42	(0.14)	0.28
2002 - Administration Shares	10.27	0.40	(0.14)	0.26
2001 - Class A Shares	10.00	0.45	0.34	0.79
2001 - Institutional Shares	10.00	0.55	0.28	0.83
2001 - Administration Shares	10.00	0.49	0.32	0.81
For the Period Ended October 31,				
2000 - Class A Shares (commenced August 2, 2000)	10.00	0.11	0.06	0.17
2000 - Institutional Shares (commenced August 2, 2000)	10.00	0.16	0.01	0.17
2000 - Administration Shares (commenced August 2, 2000)	10.00	0.15	0.02	0.17

See page 149 for all footnotes.

	Distributions to shareholders			
	From net investment income	In excess of net investment income	Total distributions	Net asset value, end of period
For the Years Ended October 31,				
2002 - Class A Shares	$(0.38)	$ —	$(0.38)	$10.13
2002 - Institutional Shares	(0.42)	—	(0.42)	10.12
2002 - Administration Shares	(0.40)	—	(0.40)	10.13
2001 - Class A Shares	(0.53)	—	(0.53)	10.26
2001 - Institutional Shares	(0.57)	—	(0.57)	10.26
2001 - Administration Shares	(0.54)	—	(0.54)	10.27
For the Period Ended October 31,				
2000 - Class A Shares (commenced August 2, 2000)	(0.15)	(0.02)	(0.17)	10.00
2000 - Institutional Shares (commenced August 2, 2000)	(0.15)	(0.02)	(0.17)	10.00
2000 - Administration Shares (commenced August 2, 2000)	(0.17)	—	(0.17)	10.00

Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
				Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
2.48%	$ 810,768	0.65%	3.70%	0.72%	3.63%	65%
2.79	2,071,378	0.25	4.17	0.32	4.10	65
2.53	18,965	0.50	3.91	0.57	3.84	65
8.10	151,497	0.65	4.60	0.80	4.45	127
8.53	807,871	0.25	5.40	0.40	5.25	127
8.35	5,320	0.50	4.80	0.65	4.65	127
1.66	12,336	0.65[b]	4.52[b]	1.77[b]	3.40[b]	31
1.76	156,525	0.25[b]	6.49[b]	1.37[b]	5.37[b]	31
1.68	2	0.50[b]	6.13[b]	1.62[b]	5.01[b]	31

ULTRA-SHORT DURATION GOVERNMENT FUND*

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$9.79	$0.31[c,f]	$(0.06)[f]	$0.25
2002 - Institutional Shares	9.81	0.35[c,f]	(0.06)[f]	0.29
2002 - Service Shares	9.82	0.31[c,f]	(0.07)[f]	0.24
2001 - Class A Shares	9.56	0.53[c]	0.23	0.76
2001 - Institutional Shares	9.58	0.56[c]	0.24	0.80
2001 - Service Shares	9.58	0.42[c]	0.34	0.76
2000 - Class A Shares	9.63	0.54[c]	(0.06)	0.48
2000 - Institutional Shares	9.64	0.58[c]	(0.05)	0.53
2000 - Service Shares	9.65	0.52[c]	(0.05)	0.47
1999 - Class A Shares	9.69	0.49	(0.05)	0.44
1999 - Institutional Shares	9.70	0.53	(0.05)	0.48
1999 - Administration Shares[e]	9.70	0.37[c]	0.01	0.38
1999 - Service Shares	9.70	0.48	(0.04)	0.44
1998 - Class A Shares	9.88	0.53	(0.17)	0.36
1998 - Institutional Shares	9.88	0.55	(0.16)	0.39
1998 - Administration Shares	9.88	0.53	(0.16)	0.37
1998 - Service Shares	9.88	0.51	(0.16)	0.35

See page 149 for all footnotes.

	Distributions to shareholders						
From net investment income	In excess of net investment income	From capital	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.38)	$ —	$ —	$(0.38)	$9.66	2.57%	$1,000,977	0.88%
(0.42)	—	—	(0.42)	9.68	2.98	2,646,847	0.48
(0.37)	—	—	(0.37)	9.69	2.46	35,883	0.98
(0.53)	—	—	(0.53)	9.79	8.21	59,209	0.89
(0.57)	—	—	(0.57)	9.81	8.62	278,316	0.49
(0.52)	—	—	(0.52)	9.82	8.19	31,698	0.99
(0.54)	(0.01)	—	(0.55)	9.56	5.12	41,188	0.89
(0.58)	(0.01)	—	(0.59)	9.58	5.65	176,881	0.49
(0.53)	(0.01)	—	(0.54)	9.58	4.95	71	0.99
(0.44)	—	(0.06)	(0.50)	9.63	4.65	22,862	0.89
(0.48)	—	(0.06)	(0.54)	9.64	5.06	315,024	0.49
(0.33)	—	(0.04)	(0.37)	9.71[e]	4.02	—	0.74[b]
(0.43)	—	(0.06)	(0.49)	9.65	4.65	797	0.99
(0.53)	(0.02)	—	(0.55)	9.69	3.71	60,782	0.80
(0.55)	(0.02)	—	(0.57)	9.70	4.09	441,228	0.53
(0.53)	(0.02)	—	(0.55)	9.70	3.83	5,999	0.78
(0.51)	(0.02)	—	(0.53)	9.70	3.57	822	1.03

ULTRA-SHORT DURATION GOVERNMENT FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate[d]
For the Years Ended October 31,				
2002 - Class A Shares	3.21%[f]	0.88%	3.21%[f]	144%
2002 - Institutional Shares	3.65[f]	0.48	3.65[f]	144
2002 - Service Shares	3.20[f]	0.98	3.20[f]	144
2001 - Class A Shares	5.48	0.97	5.40	87
2001 - Institutional Shares	5.79	0.57	5.71	87
2001 - Service Shares	4.52	1.07	4.44	87
2000 - Class A Shares	5.67	0.96	5.60	11
2000 - Institutional Shares	6.01	0.56	5.94	11
2000 - Service Shares	5.33	1.06	5.26	11
1999 - Class A Shares	5.15	0.93	5.11	39
1999 - Institutional Shares	5.49	0.53	5.45	39
1999 - Administration Shares[e]	5.35[b]	0.78[b]	5.31[b]	39
1999 - Service Shares	4.99	1.03	4.95	39
1998 - Class A Shares	5.40	1.02	5.18	34
1998 - Institutional Shares	5.63	0.53	5.63	34
1998 - Administration Shares	5.33	0.78	5.33	34
1998 - Service Shares	5.09	1.03	5.09	34

[This page intentionally left blank]

SHORT DURATION GOVERNMENT FUND

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$10.04	$0.37[c,f]	$ 0.14[f]	$0.51
2002 - Class B Shares	10.01	0.31[c,f]	0.14[f]	0.45
2002 - Class C Shares	9.99	0.28[c,f]	0.16[f]	0.44
2002 - Institutional Shares	10.02	0.42[c,f]	0.13[f]	0.55
2002 - Service Shares	10.01	0.37[c,f]	0.13[f]	0.50
2001 - Class A Shares	9.49	0.51[c]	0.60	1.11
2001 - Class B Shares	9.46	0.47[c]	0.58	1.05
2001 - Class C Shares	9.45	0.44[c]	0.58	1.02
2001 - Institutional Shares	9.47	0.57[c]	0.58	1.15
2001 - Service Shares	9.46	0.53[c]	0.57	1.10
2000 - Class A Shares	9.57	0.59[c]	(0.07)	0.52
2000 - Class B Shares	9.56	0.53[c]	(0.09)	0.44
2000 - Class C Shares	9.54	0.51[c]	(0.07)	0.44
2000 - Institutional Shares	9.57	0.63[c]	(0.09)	0.54
2000 - Service Shares	9.56	0.58[c]	(0.09)	0.49
1999 - Class A Shares	9.91	0.55	(0.36)	0.19
1999 - Class B Shares	9.88	0.48	(0.33)	0.15
1999 - Class C Shares	9.88	0.47	(0.36)	0.11
1999 - Institutional Shares	9.90	0.59	(0.35)	0.24
1999 - Administration Shares[e]	9.91	0.40[c]	(0.25)	0.15
1999 - Service Shares	9.89	0.54	(0.35)	0.19
1998 - Class A Shares	9.88	0.57	0.04	0.61
1998 - Class B Shares	9.86	0.51	0.03	0.54
1998 - Class C Shares	9.86	0.49	0.03	0.52
1998 - Institutional Shares	9.86	0.58	0.06	0.64
1998 - Administration Shares	9.89	0.55	0.05	0.60
1998 - Service Shares	9.86	0.55	0.04	0.59

See page 149 for all footnotes.

| Distributions to shareholders | | | | |
From net investment income	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.43)	$10.12	5.26%	$246,763	0.94%
(0.37)	10.09	4.65	49,874	1.54
(0.36)	10.07	4.50	95,458	1.69
(0.47)	10.10	5.69	280,452	0.54
(0.42)	10.09	5.17	11,471	1.04
(0.56)	10.04	12.00	88,394	0.94
(0.50)	10.01	11.38	16,809	1.54
(0.48)	9.99	11.12	18,871	1.69
(0.60)	10.02	12.47	206,129	0.54
(0.55)	10.01	11.93	8,154	1.04
(0.60)	9.49	5.65	29,446	0.94
(0.54)	9.46	4.80	5,743	1.54
(0.53)	9.45	4.76	5,128	1.69
(0.64)	9.47	5.85	131,462	0.54
(0.59)	9.46	5.32	6,134	1.04
(0.53)	9.57	1.97	52,235	0.94
(0.47)	9.56	1.56	6,937	1.54
(0.45)	9.54	1.21	7,029	1.69
(0.57)	9.57	2.49	146,062	0.54
(0.39)	9.67[e]	1.57	—	0.79[b]
(0.52)	9.56	1.97	6,605	1.04
(0.58)	9.91	6.36	56,725	0.81
(0.52)	9.88	5.62	5,025	1.41
(0.50)	9.88	5.46	4,527	1.56
(0.60)	9.90	6.75	145,514	0.53
(0.58)	9.91	6.27	7,357	0.78
(0.56)	9.89	6.12	6,232	1.03

SHORT DURATION GOVERNMENT FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate[d]
For the Years Ended October 31,				
2002 - Class A Shares	3.69%[f]	1.04%	3.59%[f]	194%
2002 - Class B Shares	3.09[f]	1.79	2.84[f]	194
2002 - Class C Shares	2.84[f]	1.79	2.74[f]	194
2002 - Institutional Shares	4.20[f]	0.64	4.10[f]	194
2002 - Service Shares	3.70[f]	1.14	3.60[f]	194
2001 - Class A Shares	5.26	1.11	5.09	243
2001 - Class B Shares	4.80	1.86	4.48	243
2001 - Class C Shares	4.59	1.86	4.42	243
2001 - Institutional Shares	5.89	0.71	5.72	243
2001 - Service Shares	5.40	1.21	5.23	243
2000 - Class A Shares	6.21	1.13	6.02	130
2000 - Class B Shares	5.63	1.88	5.29	130
2000 - Class C Shares	5.45	1.88	5.26	130
2000 - Institutional Shares	6.64	0.73	6.45	130
2000 - Service Shares	6.14	1.23	5.95	130
1999 - Class A Shares	5.61	1.07	5.48	173
1999 - Class B Shares	5.04	1.82	4.76	173
1999 - Class C Shares	4.83	1.82	4.70	173
1999 - Institutional Shares	6.03	0.67	5.90	173
1999 - Administration Shares[e]	5.76[b]	0.92[b]	5.63[b]	173
1999 - Service Shares	5.54	1.17	5.41	173
1998 - Class A Shares	5.68	1.32	5.17	120
1998 - Class B Shares	5.12	1.87	4.66	120
1998 - Class C Shares	4.64	1.87	4.33	120
1998 - Institutional Shares	6.06	0.84	5.75	120
1998 - Administration Shares	5.76	1.09	5.45	120
1998 - Service Shares	5.56	1.34	5.25	120

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	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$10.26	$0.26[c]	$ 0.12	$0.38
2002 - Class B Shares	10.25	0.21[c]	0.10	0.31
2002 - Class C Shares	10.26	0.18[c]	0.12	0.30
2002 - Institutional Shares	10.25	0.31[c]	0.12	0.43
2002 - Service Shares	10.24	0.26[c]	0.10	0.36
2001 - Class A Shares	9.94	0.38[c]	0.33	0.71
2001 - Class B Shares	9.94	0.32[c]	0.32	0.64
2001 - Class C Shares	9.94	0.29[c]	0.34	0.63
2001 - Institutional Shares	9.94	0.42[c]	0.32	0.74
2001 - Service Shares	9.92	0.38[c]	0.32	0.70
2000 - Class A Shares	9.93	0.39[c]	(0.01)	0.38
2000 - Class B Shares	9.93	0.33[c]	(0.01)	0.32
2000 - Class C Shares	9.93	0.32[c]	(0.01)	0.31
2000 - Institutional Shares	9.93	0.43[c]	(0.01)	0.42
2000 - Service Shares	9.92	0.38[c]	(0.02)	0.36
1999 - Class A Shares	10.19	0.34	(0.24)	0.10
1999 - Class B Shares	10.18	0.28	(0.23)	0.05
1999 - Class C Shares	10.18	0.26	(0.22)	0.04
1999 - Institutional Shares	10.18	0.38	(0.23)	0.15
1999 - Administration Shares[e]	10.18	0.26[c]	(0.12)	0.14
1999 - Service Shares	10.18	0.33[c]	(0.24)	0.09
1998 - Class A Shares	10.08	0.36[c]	0.13	0.49
1998 - Class B Shares	10.08	0.30[c]	0.12	0.42
1998 - Class C Shares	10.07	0.28[c]	0.14	0.42
1998 - Institutional Shares	10.07	0.39[c]	0.13	0.52
1998 - Administration Shares	10.07	0.36[c]	0.13	0.49
1998 - Service Shares	10.07	0.34[c]	0.13	0.47

See page 149 for all footnotes.

122

Distributions to shareholders						
From net investment income	In excess of net investment income	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.28)	$ —	$(0.28)	$10.36	3.72%	$118,906	0.79%
(0.21)	—	(0.21)	10.35	3.10	5,111	1.39
(0.20)	—	(0.20)	10.36	2.94	27,937	1.54
(0.32)	—	(0.32)	10.36	4.23	103,273	0.39
(0.26)	—	(0.26)	10.34	3.62	72	0.89
(0.39)	—	(0.39)	10.26	7.27	38,891	0.79
(0.33)	—	(0.33)	10.25	6.53	2,382	1.39
(0.31)	—	(0.31)	10.26	6.48	3,842	1.54
(0.43)	—	(0.43)	10.25	7.60	48,114	0.39
(0.38)	—	(0.38)	10.24	7.18	41	0.89
(0.37)	—	(0.37)	9.94	3.93	19,451	0.79
(0.31)	—	(0.31)	9.94	3.31	2,026	1.39
(0.30)	—	(0.30)	9.94	3.15	1,581	1.54
(0.41)	—	(0.41)	9.94	4.34	40,301	0.39
(0.36)	—	(0.36)	9.92	3.72	44	0.89
(0.34)	(0.02)	(0.36)	9.93	1.00	22,903	0.79
(0.28)	(0.02)	(0.30)	9.93	0.49	2,000	1.39
(0.26)	(0.03)	(0.29)	9.93	0.34	2,070	1.54
(0.39)	(0.01)	(0.40)	9.93	1.50	77,522	0.39
(0.27)	—	(0.27)	10.05[e]	1.37	—	0.64[b]
(0.33)	(0.02)	(0.35)	9.92	0.89	173	0.89
(0.38)	—	(0.38)	10.19	4.97	19,881	0.71
(0.32)	—	(0.32)	10.18	4.25	974	1.31
(0.31)	—	(0.31)	10.18	4.19	2,256	1.46
(0.41)	—	(0.41)	10.18	5.25	57,647	0.45
(0.38)	—	(0.38)	10.18	4.99	525	0.70
(0.36)	—	(0.36)	10.18	4.73	2,560	0.95

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
		Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
For the Years Ended October 31,				
2002 - Class A Shares	2.57%	1.02%	2.34%	31%
2002 - Class B Shares	2.01	1.77	1.63	31
2002 - Class C Shares	1.80	1.77	1.57	31
2002 - Institutional Shares	3.00	0.62	2.77	31
2002 - Service Shares	2.53	1.12	2.30	31
2001 - Class A Shares	3.73	1.25	3.27	69
2001 - Class B Shares	3.22	2.00	2.61	69
2001 - Class C Shares	2.94	2.00	2.48	69
2001 - Institutional Shares	4.19	0.85	3.73	69
2001 - Service Shares	3.75	1.35	3.29	69
2000 - Class A Shares	3.95	1.19	3.55	66
2000 - Class B Shares	3.36	1.94	2.81	66
2000 - Class C Shares	3.19	1.94	2.79	66
2000 - Institutional Shares	4.36	0.79	3.96	66
2000 - Service Shares	3.86	1.29	3.46	66
1999 - Class A Shares	3.37	1.06	3.10	147
1999 - Class B Shares	2.80	1.81	2.38	147
1999 - Class C Shares	2.62	1.81	2.35	147
1999 - Institutional Shares	3.79	0.66	3.52	147
1999 - Administration Shares[d]	3.56[b]	0.91[b]	3.29[b]	147
1999 - Service Shares	3.23	1.16	2.96	147
1998 - Class A Shares	3.54	1.74	2.51	141
1998 - Class B Shares	3.06	2.27	2.10	141
1998 - Class C Shares	2.82	2.27	2.01	141
1998 - Institutional Shares	3.92	1.26	3.11	141
1998 - Administration Shares	3.58	1.51	2.77	141
1998 - Service Shares	3.44	1.76	2.63	141

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GOVERNMENT INCOME FUND

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$14.96	$0.63[c,f]	$ 0.19[f]	$ 0.82
2002 - Class B Shares	14.96	0.52[c,f]	0.19[f]	0.71
2002 - Class C Shares	14.95	0.51[c,f]	0.20[f]	0.71
2002 - Institutional Shares	14.94	0.69[c,f]	0.19[f]	0.88
2002 - Service Shares	14.93	0.62[c,f]	0.19[f]	0.81
2001 - Class A Shares	13.84	0.78[c]	1.13	1.91
2001 - Class B Shares	13.85	0.68[c]	1.11	1.79
2001 - Class C Shares	13.84	0.68[c]	1.11	1.79
2001 - Institutional Shares	13.82	0.83[c]	1.14	1.97
2001 - Service Shares	13.82	0.76[c]	1.13	1.89
2000 - Class A Shares	13.70	0.82	0.15	0.97
2000 - Class B Shares	13.72	0.71	0.15	0.86
2000 - Class C Shares	13.71	0.71	0.14	0.85
2000 - Institutional Shares	13.69	0.87	0.14	1.01
2000 - Service Shares	13.63	0.82	0.18	1.00
1999 - Class A Shares	14.91	0.80	(0.89)	(0.09)
1999 - Class B Shares	14.92	0.69	(0.87)	(0.18)
1999 - Class C Shares	14.91	0.69	(0.88)	(0.19)
1999 - Institutional Shares	14.90	0.85	(0.88)	(0.03)
1999 - Service Shares	14.88	0.77	(0.92)	(0.15)
1998 - Class A Shares	14.59	0.81	0.45	1.26
1998 - Class B Shares	14.61	0.72	0.42	1.14
1998 - Class C Shares	14.60	0.74	0.40	1.14
1998 - Institutional Shares	14.59	0.87	0.42	1.29
1998 - Service Shares	14.59	0.80	0.40	1.20

See page 149 for all footnotes.

	Distributions to shareholders						
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.67)	$ —	$(0.16)	$(0.83)	$14.95	5.77%	$248,719	0.98%
(0.56)	—	(0.16)	(0.72)	14.95	4.99	51,124	1.73
(0.56)	—	(0.16)	(0.72)	14.94	4.99	24,095	1.73
(0.73)	—	(0.16)	(0.89)	14.93	6.13	82,523	0.58
(0.66)	—	(0.16)	(0.82)	14.92	5.68	10,762	1.08
(0.79)	—	—	(0.79)	14.96	14.20	142,904	0.98
(0.68)	—	—	(0.68)	14.96	13.27	34,036	1.73
(0.68)	—	—	(0.68)	14.95	13.28	13,814	1.73
(0.85)	—	—	(0.85)	14.94	14.67	34,997	0.58
(0.78)	—	—	(0.78)	14.93	14.04	8,239	1.08
(0.83)	—	—	(0.83)	13.84	7.33	88,783	0.98
(0.73)	—	—	(0.73)	13.85	6.45	18,724	1.73
(0.72)	—	—	(0.72)	13.84	6.46	7,606	1.73
(0.88)	—	—	(0.88)	13.82	7.68	7,514	0.58
(0.81)	—	—	(0.81)	13.82	7.62	373	1.08
(0.77)	—	(0.35)	(1.12)	13.70	(0.63)	82,102	0.98
(0.67)	—	(0.35)	(1.02)	13.72	(1.29)	19,684	1.73
(0.66)	—	(0.35)	(1.01)	13.71	(1.29)	10,053	1.73
(0.83)	—	(0.35)	(1.18)	13.69	(0.23)	5,899	0.58
(0.75)	—	(0.35)	(1.10)	13.63	(1.01)	15	1.08
(0.81)	(0.07)	(0.06)	(0.94)	14.91	8.98	101,015	0.76
(0.72)	(0.05)	(0.06)	(0.83)	14.92	8.09	16,125	1.51
(0.74)	(0.03)	(0.06)	(0.83)	14.91	8.09	9,639	1.51
(0.87)	(0.05)	(0.06)	(0.98)	14.90	9.19	2,642	0.51
(0.80)	(0.05)	(0.06)	(0.91)	14.88	8.53	2	1.01

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate[d]
		Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
For the Years Ended October 31,				
2002 - Class A Shares	4.26%[f]	1.24%	4.00%[f]	226%
2002 - Class B Shares	3.54[f]	1.99	3.28[f]	226
2002 - Class C Shares	3.49[f]	1.99	3.23[f]	226
2002 - Institutional Shares	4.74[f]	0.84	4.48[f]	226
2002 - Service Shares	4.25[f]	1.34	3.99[f]	226
2001 - Class A Shares	5.46	1.31	5.13	473
2001 - Class B Shares	4.71	2.06	4.38	473
2001 - Class C Shares	4.71	2.06	4.38	473
2001 - Institutional Shares	5.80	0.91	5.47	473
2001 - Service Shares	5.27	1.41	4.94	473
2000 - Class A Shares	6.01	1.39	5.60	341
2000 - Class B Shares	5.24	2.14	4.83	341
2000 - Class C Shares	5.25	2.14	4.84	341
2000 - Institutional Shares	6.41	0.99	6.00	341
2000 - Service Shares	6.02	1.49	5.61	341
1999 - Class A Shares	5.63	1.33	5.28	278
1999 - Class B Shares	4.88	2.08	4.53	278
1999 - Class C Shares	4.89	2.08	4.54	278
1999 - Institutional Shares	6.07	0.93	5.72	278
1999 - Service Shares	5.56	1.43	5.21	278
1998 - Class A Shares	5.53	1.53	4.76	315
1998 - Class B Shares	4.76	2.05	4.22	315
1998 - Class C Shares	4.59	2.05	4.05	315
1998 - Institutional Shares	5.82	1.05	5.28	315
1998 - Service Shares	5.48	1.55	4.94	315

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MUNICIPAL INCOME FUND

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$15.32	$0.65[C]	$(0.01)	$ 0.64
2002 - Class B Shares	15.32	0.54[C]	(0.01)	0.53
2002 - Class C Shares	15.33	0.54[C]	(0.01)	0.53
2002 - Institutional Shares	15.32	0.71[C]	(0.01)	0.70
2002 - Service Shares	15.39	0.64[C]	—[g]	0.64
2001 - Class A Shares	14.48	0.67[C]	0.82	1.49
2001 - Class B Shares	14.49	0.56[C]	0.81	1.37
2001 - Class C Shares	14.50	0.56[C]	0.81	1.37
2001 - Institutional Shares	14.48	0.73[C]	0.82	1.55
2001 - Service Shares	14.53	0.61[C]	0.88	1.49
2000 - Class A Shares	14.07	0.67[C]	0.41	1.08
2000 - Class B Shares	14.08	0.57[C]	0.40	0.97
2000 - Class C Shares	14.08	0.57[C]	0.41	0.98
2000 - Institutional Shares	14.07	0.72[C]	0.42	1.14
2000 - Service Shares	14.09	0.68[C]	0.42	1.10
1999 - Class A Shares	15.47	0.63	(1.29)	(0.66)
1999 - Class B Shares	15.47	0.51	(1.28)	(0.77)
1999 - Class C Shares	15.47	0.51	(1.28)	(0.77)
1999 - Institutional Shares	15.47	0.70	(1.30)	(0.60)
1999 - Service Shares	15.48	0.65	(1.32)	(0.67)
1998 - Class A Shares	14.99	0.65	0.50	1.15
1998 - Class B Shares	15.00	0.53	0.49	1.02
1998 - Class C Shares	14.99	0.53	0.50	1.03
1998 - Institutional Shares	15.00	0.68	0.50	1.18
1998 - Service Shares	14.99	0.64	0.49	1.13

See page 149 for all footnotes.

	Distributions to shareholders						
From net investment income	In excess of net investment income	From net realized gain	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.67)	$ —	$ —	$(0.67)	$15.29	4.30%	$119,161	0.94%
(0.56)	—	—	(0.56)	15.29	3.52	16,903	1.69
(0.56)	—	—	(0.56)	15.30	3.52	6,155	1.69
(0.73)	—	—	(0.73)	15.29	4.71	76,733	0.54
(0.66)	—	—	(0.66)	15.37	4.24	270	1.04
(0.65)	—	—	(0.65)	15.32	10.48	80,735	0.94
(0.54)	—	—	(0.54)	15.32	9.57	11,902	1.69
(0.54)	—	—	(0.54)	15.33	9.64	5,300	1.69
(0.71)	—	—	(0.71)	15.32	10.91	100,970	0.54
(0.63)	—	—	(0.63)	15.39	10.48	67	1.04
(0.67)	—	—	(0.67)	14.48	7.87	67,315	0.94
(0.56)	—	—	(0.56)	14.49	7.07	8,776	1.69
(0.56)	—	—	(0.56)	14.50	7.07	3,292	1.69
(0.73)	—	—	(0.73)	14.48	8.30	56,376	0.54
(0.66)	—	—	(0.66)	14.53	7.98	1	1.04
(0.65)	—	(0.09)	(0.74)	14.07	(4.46)	90,443	0.94
(0.52)	(0.01)	(0.09)	(0.62)	14.08	(5.10)	9,334	1.69
(0.51)	(0.02)	(0.09)	(0.62)	14.08	(5.10)	4,379	1.69
(0.70)	(0.01)	(0.09)	(0.80)	14.07	(4.07)	16,197	0.54
(0.63)	—	(0.09)	(0.72)	14.09	(4.49)	2	1.04
(0.64)	—	(0.03)	(0.67)	15.47	7.79	91,158	0.87
(0.52)	—	(0.03)	(0.55)	15.47	6.91	6,722	1.62
(0.52)	—	(0.03)	(0.55)	15.47	6.98	2,862	1.62
(0.68)	—	(0.03)	(0.71)	15.47	8.00	6,154	0.58
(0.61)	—	(0.03)	(0.64)	15.48	7.68	2	1.08

MUNICIPAL INCOME FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
		Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
For the Years Ended October 31,				
2002 - Class A Shares	4.27%	1.11%	4.10%	39%
2002 - Class B Shares	3.53	1.86	3.36	39
2002 - Class C Shares	3.54	1.86	3.37	39
2002 - Institutional Shares	4.69	0.71	4.52	39
2002 - Service Shares	4.21	1.21	4.04	39
2001 - Class A Shares	4.47	1.18	4.23	22
2001 - Class B Shares	3.72	1.93	3.48	22
2001 - Class C Shares	3.72	1.93	3.48	22
2001 - Institutional Shares	4.86	0.78	4.62	22
2001 - Service Shares	4.30	1.28	4.06	22
2000 - Class A Shares	4.74	1.28	4.40	67
2000 - Class B Shares	3.99	2.03	3.65	67
2000 - Class C Shares	3.99	2.03	3.65	67
2000 - Institutional Shares	5.10	0.88	4.76	67
2000 - Service Shares	4.82	1.38	4.48	67
1999 - Class A Shares	4.15	1.14	3.95	70
1999 - Class B Shares	3.40	1.89	3.20	70
1999 - Class C Shares	3.40	1.89	3.20	70
1999 - Institutional Shares	4.58	0.74	4.38	70
1999 - Service Shares	4.35	1.24	4.15	70
1998 - Class A Shares	4.25	1.64	3.48	57
1998 - Class B Shares	3.44	2.16	2.90	57
1998 - Class C Shares	3.38	2.16	2.84	57
1998 - Institutional Shares	4.41	1.12	3.87	57
1998 - Service Shares	4.21	1.62	3.67	57

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CORE FIXED INCOME FUND

	Net asset value at beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$10.25	$0.50[c]	$(0.13)	$ 0.37
2002 - Class B Shares	10.29	0.43[c]	(0.15)	0.28
2002 - Class C Shares	10.29	0.43[c]	(0.15)	0.28
2002 - Institutional Shares	10.28	0.55[c]	(0.15)	0.40
2002 - Service Shares	10.28	0.51[c]	(0.16)	0.35
2001 - Class A Shares	9.52	0.56[c]	0.75	1.31
2001 - Class B Shares	9.54	0.49[c]	0.77	1.26
2001 - Class C Shares	9.55	0.49[c]	0.76	1.25
2001 - Institutional Shares	9.54	0.60[c]	0.76	1.36
2001 - Service Shares	9.54	0.55[c]	0.76	1.31
2000 - Class A Shares	9.50	0.57[c]	0.02	0.59
2000 - Class B Shares	9.52	0.50[c]	0.02	0.52
2000 - Class C Shares	9.52	0.50[c]	0.03	0.53
2000 - Institutional Shares	9.52	0.61[c]	0.02	0.63
2000 - Service Shares	9.52	0.56[c]	0.02	0.58
1999 - Class A Shares	10.25	0.54	(0.61)	(0.07)
1999 - Class B Shares	10.28	0.48	(0.62)	(0.14)
1999 - Class C Shares	10.28	0.47	(0.62)	(0.15)
1999 - Institutional Shares	10.28	0.58	(0.62)	(0.04)
1999 - Administration Shares[e]	10.27	0.40[c]	(0.41)	(0.01)
1999 - Service Shares	10.28	0.54	(0.62)	(0.08)
1998 - Class A Shares	10.06	0.59	0.27	0.86
1998 - Class B Shares	10.09	0.52	0.27	0.79
1998 - Class C Shares	10.09	0.52	0.27	0.79
1998 - Institutional Shares	10.08	0.61	0.29	0.90
1998 - Administration Shares	10.07	0.57	0.29	0.86
1998 - Service Shares	10.09	0.56	0.27	0.83

See page 149 for all footnotes.

134

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.52)	$ —	$(0.03)	$(0.55)	$10.07	3.59%	$315,441	0.90%
(0.44)	—	(0.03)	(0.47)	10.10	2.70	36,131	1.65
(0.44)	—	(0.03)	(0.47)	10.10	2.80	20,176	1.65
(0.56)	—	(0.03)	(0.59)	10.09	3.99	733,996	0.50
(0.51)	—	(0.03)	(0.54)	10.09	3.47	29,761	1.00
(0.57)	(0.01)	—	(0.58)	10.25	14.17	178,885	0.94
(0.50)	(0.01)	—	(0.51)	10.29	13.51	26,848	1.69
(0.50)	(0.01)	—	(0.51)	10.29	13.38	11,998	1.69
(0.61)	(0.01)	—	(0.62)	10.28	14.69	440,836	0.54
(0.56)	(0.01)	—	(0.57)	10.28	14.13	26,667	1.04
(0.57)	—	—	(0.57)	9.52	6.48	73,846	0.94
(0.50)	—	—	(0.50)	9.54	5.69	14,002	1.69
(0.50)	—	—	(0.50)	9.55	5.80	6,107	1.69
(0.61)	—	—	(0.61)	9.54	6.90	268,465	0.54
(0.56)	—	—	(0.56)	9.54	6.37	9,445	1.04
(0.53)	—	(0.15)	(0.68)	9.50	(0.68)	65,368	0.94
(0.47)	—	(0.15)	(0.62)	9.52	(1.47)	14,654	1.69
(0.46)	—	(0.15)	(0.61)	9.52	(1.51)	7,443	1.69
(0.57)	—	(0.15)	(0.72)	9.52	(0.37)	216,973	0.54
(0.40)	—	(0.15)	(0.55)	9.71[e]	(0.13)	—	0.79[b]
(0.53)	—	(0.15)	(0.68)	9.52	(0.87)	8,172	1.04
(0.59)	(0.02)	(0.06)	(0.67)	10.25	8.76	56,267	0.74
(0.52)	(0.02)	(0.06)	(0.60)	10.28	7.94	7,209	1.49
(0.52)	(0.02)	(0.06)	(0.60)	10.28	7.94	5,587	1.49
(0.61)	(0.03)	(0.06)	(0.70)	10.28	9.15	195,730	0.46
(0.57)	(0.03)	(0.06)	(0.66)	10.27	8.88	12,743	0.71
(0.56)	(0.02)	(0.06)	(0.64)	10.28	8.50	5,263	0.96

CORE FIXED INCOME FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate[d]
For the Years Ended October 31,				
2002 - Class A Shares	5.03%	0.90%	5.03%	437%
2002 - Class B Shares	4.33	1.65	4.33	437
2002 - Class C Shares	4.32	1.65	4.32	437
2002 - Institutional Shares	5.51	0.50	5.51	437
2002 - Service Shares	5.05	1.00	5.05	437
2001 - Class A Shares	5.61	0.94	5.61	315
2001 - Class B Shares	4.93	1.69	4.93	315
2001 - Class C Shares	4.89	1.69	4.89	315
2001 - Institutional Shares	6.05	0.54	6.05	315
2001 - Service Shares	5.54	1.04	5.54	315
2000 - Class A Shares	6.04	0.97	6.01	272
2000 - Class B Shares	5.29	1.72	5.26	272
2000 - Class C Shares	5.30	1.72	5.27	272
2000 - Institutional Shares	6.46	0.57	6.43	272
2000 - Service Shares	5.95	1.07	5.92	272
1999 - Class A Shares	5.57	0.98	5.53	280
1999 - Class B Shares	4.83	1.73	4.79	280
1999 - Class C Shares	4.82	1.73	4.78	280
1999 - Institutional Shares	5.97	0.58	5.93	280
1999 - Administration Shares[e]	5.63[b]	0.83[b]	5.59[b]	280
1999 - Service Shares	5.50	1.08	5.46	280
1998 - Class A Shares	5.58	1.21	5.11	272
1998 - Class B Shares	4.82	1.75	4.56	272
1998 - Class C Shares	4.81	1.75	4.55	272
1998 - Institutional Shares	5.95	0.72	5.69	272
1998 - Administration Shares	5.70	0.97	5.44	272
1998 - Service Shares	5.44	1.22	5.18	272

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GLOBAL INCOME FUND

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$14.72	$0.50[c,f]	$(0.35)[f]	$ 0.15
2002 - Class B Shares	14.68	0.41[c,f]	(0.33)[f]	0.08
2002 - Class C Shares	14.65	0.41[c,f]	(0.33)[f]	0.08
2002 - Institutional Shares	14.70	0.58[c,f]	(0.33)[f]	0.25
2002 - Service Shares	14.69	0.50[c,f]	(0.33)[f]	0.17
2001 - Class A Shares	14.68	0.55[c]	0.85	1.40
2001 - Class B Shares	14.65	0.48[c]	0.84	1.32
2001 - Class C Shares	14.63	0.47[c]	0.84	1.31
2001 - Institutional Shares	14.67	0.65[c]	0.84	1.49
2001 - Service Shares	14.66	0.57[c]	0.84	1.41
2000 - Class A Shares	14.49	0.59[c]	0.20	0.79
2000 - Class B Shares	14.45	0.51[c]	0.22	0.73
2000 - Class C Shares	14.43	0.51[c]	0.22	0.73
2000 - Institutional Shares	14.48	0.68[c]	0.21	0.89
2000 - Service Shares	14.47	0.61[c]	0.20	0.81
1999 - Class A Shares	15.65	0.62[c]	(0.78)	(0.16)
1999 - Class B Shares	15.63	0.53	(0.78)	(0.25)
1999 - Class C Shares	15.60	0.53	(0.77)	(0.24)
1999 - Institutional Shares	15.64	0.71	(0.77)	(0.06)
1999 - Service Shares	15.64	0.64	(0.79)	(0.15)
1998 - Class A Shares	15.10	0.72[c]	0.90	1.62
1998 - Class B Shares	15.08	0.63[c]	0.92	1.55
1998 - Class C Shares	15.06	0.63[c]	0.91	1.54
1998 - Institutional Shares	15.09	0.82[c]	0.90	1.72
1998 - Service Shares	15.09	0.74[c]	0.91	1.65

See page 149 for all footnotes.

138

Distributions to shareholders							
From net investment income	From capital	From net realized gains	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.53)	$ —	$ —	$(0.53)	$14.34	1.08%	$255,821	1.34%
(0.46)	—	—	(0.46)	14.30	0.59	37,986	1.84
(0.46)	—	—	(0.46)	14.27	0.59	11,533	1.84
(0.62)	—	—	(0.62)	14.33	1.82	143,127	0.69
(0.55)	—	—	(0.55)	14.31	1.24	1,184	1.19
(1.36)	—	—	(1.36)	14.72	10.08	286,718	1.34
(1.29)	—	—	(1.29)	14.68	9.50	31,969	1.84
(1.29)	—	—	(1.29)	14.65	9.44	8,679	1.84
(1.46)	—	—	(1.46)	14.70	10.73	181,869	0.69
(1.38)	—	—	(1.38)	14.69	10.18	1,394	1.19
(0.60)	—	—	(0.60)	14.68	5.58	294,738	1.34
(0.53)	—	—	(0.53)	14.65	5.14	22,008	1.84
(0.53)	—	—	(0.53)	14.63	5.13	5,954	1.84
(0.70)	—	—	(0.70)	14.67	6.27	287,145	0.69
(0.62)	—	—	(0.62)	14.66	5.76	1,934	1.19
(0.61)	(0.03)	(0.36)	(1.00)	14.49	(1.14)	271,832	1.34
(0.55)	(0.02)	(0.36)	(0.93)	14.45	(1.74)	16,724	1.84
(0.55)	(0.02)	(0.36)	(0.93)	14.43	(1.68)	7,786	1.84
(0.71)	(0.03)	(0.36)	(1.10)	14.48	(0.49)	279,621	0.69
(0.63)	(0.03)	(0.36)	(1.02)	14.47	(1.06)	1,115	1.19
(1.01)	—	(0.06)	(1.07)	15.65	11.21	217,362	1.31
(0.94)	—	(0.06)	(1.00)	15.63	10.66	8,135	1.83
(0.94)	—	(0.06)	(1.00)	15.60	10.65	4,090	1.83
(1.11)	—	(0.06)	(1.17)	15.64	11.95	178,532	0.66
(1.04)	—	(0.06)	(1.10)	15.64	11.43	1,058	1.16

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
		Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
For the Years Ended October 31,				
2002 - Class A Shares	3.36%[f]	1.72%	2.98%[f]	146%
2002 - Class B Shares	2.88[f]	2.22	2.50[f]	146
2002 - Class C Shares	2.88[f]	2.22	2.50[f]	146
2002 - Institutional Shares	4.00[f]	1.07	3.62[f]	146
2002 - Service Shares	3.49[f]	1.57	3.11[f]	146
2001 - Class A Shares	3.80	1.70	3.44	222
2001 - Class B Shares	3.28	2.20	2.92	222
2001 - Class C Shares	3.28	2.20	2.92	222
2001 - Institutional Shares	4.47	1.05	4.11	222
2001 - Service Shares	3.96	1.55	3.60	222
2000 - Class A Shares	4.03	1.70	3.67	185
2000 - Class B Shares	3.53	2.20	3.17	185
2000 - Class C Shares	3.54	2.20	3.18	185
2000 - Institutional Shares	4.69	1.05	4.33	185
2000 - Service Shares	4.17	1.55	3.81	185
1999 - Class A Shares	4.12	1.72	3.74	158
1999 - Class B Shares	3.60	2.22	3.22	158
1999 - Class C Shares	3.60	2.22	3.22	158
1999 - Institutional Shares	4.75	1.07	4.37	158
1999 - Service Shares	4.28	1.57	3.90	158
1998 - Class A Shares	4.71	1.75	4.27	230
1998 - Class B Shares	4.19	2.24	3.78	230
1998 - Class C Shares	4.20	2.24	3.79	230
1998 - Institutional Shares	5.40	1.07	4.99	230
1998 - Service Shares	4.92	1.57	4.51	230

[This page intentionally left blank]

HIGH YIELD MUNICIPAL FUND

	Net asset value, beginning of period	Income (loss) from investment operations		
		Net investment income[c]	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$10.57	$0.57	$(0.19)	$0.38
2002 - Class B Shares	10.57	0.49	(0.19)	0.30
2002 - Class C Shares	10.57	0.49	(0.19)	0.30
2002 - Institutional Shares	10.57	0.61	(0.19)	0.42
2001 - Class A Shares	10.18	0.59	0.41	1.00
2001 - Class B Shares	10.18	0.51	0.41	0.92
2001 - Class C Shares	10.18	0.52	0.40	0.92
2001 - Institutional Shares	10.18	0.64	0.40	1.04
For the Period Ended October 31,				
2000 - Class A Shares (commenced April 3, 2000)	10.00	0.33	0.17	0.50
2000 - Class B Shares (commenced April 3, 2000)	10.00	0.29	0.17	0.46
2000 - Class C Shares (commenced April 3, 2000)	10.00	0.29	0.17	0.46
2000 - Institutional Shares (commenced April 3, 2000)	10.00	0.36	0.16	0.52

See page 149 for all footnotes.

142

| | Distributions to shareholders | | | | | |
From net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.58)	$(0.03)	$(0.61)	$10.34	3.66%	$585,882	0.99%
(0.50)	(0.03)	(0.53)	10.34	2.88	40,428	1.74
(0.50)	(0.03)	(0.53)	10.34	2.88	30,696	1.74
(0.62)	(0.03)	(0.65)	10.34	4.07	470,905	0.59
(0.61)	—	(0.61)	10.57	10.05	303,622	0.99
(0.53)	—	(0.53)	10.57	9.23	32,403	1.74
(0.53)	—	(0.53)	10.57	9.23	20,359	1.74
(0.65)	—	(0.65)	10.57	10.48	277,301	0.59
(0.32)	—	(0.32)	10.18	5.06	121,702	0.99[b]
(0.28)	—	(0.28)	10.18	4.60	10,039	1.74[b]
(0.28)	—	(0.28)	10.18	4.60	10,213	1.74[b]
(0.34)	—	(0.34)	10.18	5.30	128,997	0.59[b]

143

| | Ratio of net investment income to average net assets | Ratios assuming no expense reductions | | Portfolio turnover rate |
		Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
For the Year Ended October 31,				
2002 - Class A Shares	5.41%[f]	1.04%	5.36%[f]	52%
2002 - Class B Shares	4.70[f]	1.79	4.65[f]	52
2002 - Class C Shares	4.68[f]	1.79	4.63[f]	52
2002 - Institutional Shares	5.84[f]	0.64	5.79[f]	52
2001 - Class A Shares	5.68	1.08	5.59	61
2001 - Class B Shares	4.91	1.83	4.82	61
2001 - Class C Shares	4.94	1.83	4.85	61
2001 - Institutional Shares	6.09	0.68	6.00	61
For the Period Ended October 31,				
2000 - Class A Shares (commenced April 3, 2000)	5.71[b]	1.27[b]	5.43[b]	52
2000 - Class B Shares (commenced April 3, 2000)	4.99[b]	2.02[b]	4.71[b]	52
2000 - Class C Shares (commenced April 3, 2000)	4.95[b]	2.02[b]	4.67[b]	52
2000 - Institutional Shares (commenced April 3, 2000)	6.14[b]	0.87[b]	5.86[b]	52

[This page intentionally left blank]

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized loss	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$ 7.24	$0.68[C]	$(0.86)	$(0.18)
2002 - Class B Shares	7.24	0.63[C]	(0.85)	(0.22)
2002 - Class C Shares	7.24	0.62[C]	(0.85)	(0.23)
2002 - Institutional Shares	7.25	0.70[C]	(0.85)	(0.15)
2002 - Service Shares	7.24	0.67[C]	(0.84)	(0.17)
2001 - Class A Shares	8.18	0.83[C]	(0.93)	(0.10)
2001 - Class B Shares	8.18	0.77[C]	(0.93)	(0.16)
2001 - Class C Shares	8.17	0.77[C]	(0.92)	(0.15)
2001 - Institutional Shares	8.19	0.86[C]	(0.93)	(0.07)
2001 - Service Shares	8.19	0.82[C]	(0.94)	(0.12)
2000 - Class A Shares	9.07	0.84[C]	(0.78)	0.06
2000 - Class B Shares	9.08	0.78[C]	(0.80)	(0.02)
2000 - Class C Shares	9.07	0.78[C]	(0.80)	(0.02)
2000 - Institutional Shares	9.08	0.88[C]	(0.79)	0.09
2000 - Service Shares	9.08	0.83[C]	(0.78)	0.05
1999 - Class A Shares	9.16	0.85	(0.10)	0.75
1999 - Class B Shares	9.16	0.77	(0.09)	0.68
1999 - Class C Shares	9.16	0.78	(0.11)	0.67
1999 - Institutional Shares	9.17	0.90[C]	(0.12)	0.78
1999 - Service Shares	9.17	0.86[C]	(0.12)	0.74
1998 - Class A Shares	9.97	0.82	(0.85)	(0.03)
1998 - Class B Shares	9.97	0.75	(0.86)	(0.11)
1998 - Class C Shares	9.97	0.75	(0.86)	(0.11)
1998 - Institutional Shares	9.97	0.84	(0.83)	0.01
1998 - Service Shares	9.97	0.80	(0.84)	(0.04)

See page 149 for all footnotes.

Distributions to shareholders						
From net investment income	In excess of net investment income	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.68)	$ —	$(0.68)	$ 6.38	(2.98)%	$770,011	1.16%
(0.63)	—	(0.63)	6.39	(3.56)	54,065	1.91
(0.63)	—	(0.63)	6.38	(3.57)	20,107	1.91
(0.71)	—	(0.71)	6.39	(2.59)	726,140	0.76
(0.68)	—	(0.68)	6.39	(2.93)	494	1.26
(0.84)	—	(0.84)	7.24	(1.54)	493,739	1.16
(0.78)	—	(0.78)	7.24	(2.28)	45,514	1.91
(0.78)	—	(0.78)	7.24	(2.28)	12,494	1.91
(0.87)	—	(0.87)	7.25	(1.14)	460,253	0.76
(0.83)	—	(0.83)	7.24	(1.65)	384	1.26
(0.93)	(0.02)	(0.95)	8.18	0.38	409,224	1.16
(0.86)	(0.02)	(0.88)	8.18	(0.48)	37,085	1.91
(0.86)	(0.02)	(0.88)	8.17	(0.48)	8,933	1.91
(0.96)	(0.02)	(0.98)	8.19	0.77	420,284	0.76
(0.92)	(0.02)	(0.94)	8.19	0.15	396	1.26
(0.84)	—	(0.84)	9.07	8.06	524,674	1.16
(0.76)	—	(0.76)	9.08	7.38	39,907	1.91
(0.76)	—	(0.76)	9.07	7.26	10,078	1.91
(0.87)	—	(0.87)	9.08	8.49	257,498	0.76
(0.83)	—	(0.83)	9.08	7.95	280	1.26
(0.78)	—	(0.78)	9.16	(0.70)	401,626	1.09
(0.70)	—	(0.70)	9.16	(1.43)	29,256	1.84
(0.70)	—	(0.70)	9.16	(1.43)	8,532	1.84
(0.81)	—	(0.81)	9.17	(0.32)	97,547	0.84
(0.76)	—	(0.76)	9.17	(0.79)	447	1.34

147

HIGH YIELD FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
		Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
For the Years Ended October 31,				
2002 - Class A Shares	9.54%	1.19%	9.51%	36%
2002 - Class B Shares	8.83	1.94	8.80	36
2002 - Class C Shares	8.81	1.94	8.78	36
2002 - Institutional Shares	9.95	0.79	9.92	36
2002 - Service Shares	9.50	1.29	9.47	36
2001 - Class A Shares	10.55	1.22	10.49	57
2001 - Class B Shares	9.83	1.97	9.77	57
2001 - Class C Shares	9.82	1.97	9.76	57
2001 - Institutional Shares	10.96	0.82	10.90	57
2001 - Service Shares	10.49	1.32	10.43	57
2000 - Class A Shares	9.54	1.21	9.49	55
2000 - Class B Shares	8.79	1.96	8.74	55
2000 - Class C Shares	8.78	1.96	8.73	55
2000 - Institutional Shares	9.99	0.81	9.94	55
2000 - Service Shares	9.39	1.31	9.34	55
1999 - Class A Shares	9.06	1.22	9.00	59
1999 - Class B Shares	8.30	1.97	8.24	59
1999 - Class C Shares	8.26	1.97	8.20	59
1999 - Institutional Shares	9.50	0.82	9.44	59
1999 - Service Shares	8.92	1.32	8.86	59
1998 - Class A Shares	8.25	1.36	7.98	113
1998 - Class B Shares	7.61	1.88	7.57	113
1998 - Class C Shares	7.61	1.88	7.57	113
1998 - Institutional Shares	9.47	0.88	9.43	113
1998 - Service Shares	9.17	1.38	9.13	113

Footnotes:

a *Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions, a complete redemption of the investment at the net asset value at the end of period and no sales charge. Total return would be reduced if a sales or redemption charge were taken into account, if applicable. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.*

b *Annualized.*

c *Calculated based on the average shares outstanding methodology.*

d *Includes the effect of mortgage dollar roll transactions.*

e *Administration Class shares were liquidated on July 20, 1999. Ending net asset value shown as of July 20, 1999.*

f *As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was as follows:*

Fund	Decrease Net Investment Income Per Share	Increase Net Realized and Unrealized Gains and Losses Per Share	Decrease the Ratio of Net Investment Income to Average Net Asset With and Without Expense Reduction
Ultra-Short Duration Government	$0.05	$0.05	0.48%
Short Duration Government	$0.06	$0.06	0.63%
Government Income	$0.06	$0.06	0.44%
Global Income	$0.06	$0.06	0.43%
High Yield Municipal	—	—	0.04%

Per share ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

g *Less than $0.005 per share.*

* *Effective as of July 1, 2002, the Fund's name changed from the Goldman Sachs Adjustable Rate Government Fund to the Goldman Sachs Ultra-Short Duration Government Fund.*

Index

Fixed Income Funds
Prospectus (Class A, B and C Shares)

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders. In the Funds' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during the last fiscal year.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-526-7384.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-526-7384
- By mail: Goldman, Sachs & Co., 4900 Sears Tower,
                     Chicago, Illinois 60606-6372
- By e-mail: gs-funds@gs.com
- On the Internet
  (text-only versions):   SEC EDGAR database – http://www.sec.gov

                           Goldman Sachs – http://www.gs.com (Prospectus Only)

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.



Goldman Sachs

Asset
Management

526096
FIPROABC



Prospectus

Administration Shares

February 28, 2003

GOLDMAN SACHS FIXED INCOME FUND

John Harrison
London

- Goldman Sachs Enhanced Income Fund

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THE FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE FUND INVOLVES INVESTMENT RISKS, AND YOU MAY LOSE MONEY IN THE FUND.

Goldman Sachs
Asset Management

NOT FDIC-INSURED	**May Lose Value**	**No Bank Guarantee**

General Investment Management Approach

Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the Goldman Sachs Enhanced Income Fund (the ''Fund''). GSAM is referred to in this Prospectus as the ''Investment Adviser.''

The Enhanced Income Fund Is Not A Money Market Fund. Investors In This Fund Should Understand That The Net Asset Value (''NAV'') Of The Fund Will Fluctuate Which May Result In A Loss Of A Portion Of The Principal Amount Invested.

Goldman Sachs' Fixed Income Investing Philosophy:
Active Management Within a Risk-Managed Framework
The Investment Adviser employs a disciplined, multi-step process to evaluate potential investments:

1. Sector Allocation—The Investment Adviser assesses the relative value of different investment sectors (such as U.S. government, U.S. and foreign corporate and asset-backed securities) to create investment strategies that meet the Fund's objective.

2. Security Selection—In selecting securities for the Fund, the Investment Adviser draws on the extensive resources of Goldman Sachs, including fixed-income research professionals.

3. Yield Curve Strategies—The Investment Adviser adjusts the term structure of the Fund based on its expectations of changes in the shape of the yield curve while closely controlling the overall duration of the Fund.

The Investment Adviser de-emphasizes interest rate predictions as a means of generating incremental return. Instead, the Investment Adviser seeks to add value through the selection of particular securities and investment sector allocation.

With every fixed-income portfolio, the Investment Adviser applies a team approach that emphasizes risk management and capitalizes on Goldman Sachs' extensive research capabilities.

1

The Fund described in this Prospectus has a target duration. The Fund's duration approximates its price sensitivity to changes in interest rates. Maturity measures the time until final payment is due; it takes no account of the pattern of a security's cash flows over time. In computing portfolio duration, the Fund will estimate the duration of obligations that are subject to prepayment or redemption by the issuer, taking into account the influence of interest rates on prepayments and coupon flows. This method of computing duration is known as ''option-adjusted'' duration. The Investment Adviser will use futures contracts and options on futures contracts to manage the Fund's target duration in accordance with its benchmarks.

The Fund also has credit rating requirements for the securities it buys. The Fund will deem a security to have met its minimum credit rating requirement if the security has the required rating at the time of purchase from at least one nationally recognized statistical rating organization (''NRSRO'') even though it has been rated below the minimum rating by one or more other NRSROs. Unrated securities may be purchased by the Fund if determined by the Investment Adviser to be of comparable quality. If a security satisfies the Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below such rating, the Fund will not be required to dispose of such security. This is so even if the downgrade causes the average credit quality of the Fund to be lower than that stated in the Prospectus. Furthermore, during this period, the Investment Adviser will only buy securities at or above the Fund's average rating requirement. If a downgrade occurs, the Investment Adviser will consider what action, including the sale of such security, is in the best interests of the Fund and its shareholders.

References in this Prospectus to the Fund's benchmarks are for informational purposes only, and unless otherwise noted are not an indication of how the Fund is managed.

Fund Investment Objective and Strategies

Goldman Sachs Enhanced Income Fund

FUND FACTS

Duration (under normal interest rate conditions):	Target = 9 month U.S. Treasury Bill plus or minus 3 months
Expected Approximate Interest Rate Sensitivity:	9-month U.S. Treasury bill
Credit Quality:	Minimum = A by a NRSRO at the time of purchase or, if unrated, determined by the Investment Adviser to be of comparable quality Weighted Average = AA
Benchmarks:	Six-Month U.S. Treasury Bill Index One-Year U.S. Treasury Note Index
Symbol:	GEADX

INVESTMENT OBJECTIVE

The Fund seeks to generate return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, primarily in a portfolio of fixed income securities, including non-mortgage securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises (''U.S. Government Securities''), corporate notes and commercial paper and fixed and floating rate asset-backed securities. Except for Treasury Securities deliverable into futures transactions, the Fund will not invest in securities with remaining maturities of more than 5 years as determined in accordance with the Statement of Additional Information (the ''Additional Statement''). The Fund may invest across a broad range of high-grade fixed income sectors with an emphasis on the preservation of capital and liquidity. In pursuing the Fund's investment objective, the Investment

Goldman Sachs
Enhanced Income Fund *continued*

Adviser will seek to enhance the Fund's return by identifying those high grade fixed income securities that are within the maturity limitations discussed above and that the Investment Adviser believes offer advantageous yields relative to other similar securities.

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Fund in seeking to achieve its investment objective. Numbers in this table show allowable usage only; for actual usage, consult the Fund's annual and semi-annual reports. For more information about these and other investment practices and securities, see Appendix A.

10 Percent of total assets (including securities lending collateral) *(italic type)* 10 Percent of net assets (excluding borrowings for investment purposes) (roman type) • No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund	Enhanced Income Fund
Investment Practices	
Borrowings	*33¹/₃*
Credit, Interest Rate and Total Return Swaps*	•
Financial Futures Contracts	•
Interest Rate Floors, Caps and Collars	•
Options (including Options on Futures)	•
Repurchase Agreements**	•
Securities Lending	*33¹/₃*
When-Issued Securities and Forward Commitments	•

  * *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
 ** *The Fund may enter into repurchase agreements collateralized by securities issued by foreign governments.*

	Enhanced Income Fund
10 Percent of Total Assets (excluding securities lending collateral) *(italic type)*	
10 Percent of Net Assets (including borrowings for investment purposes) (roman type)	
• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund	
Investment Securities	
Asset-Backed Securities	•
Bank Obligations	•
Convertible Securities	•
Corporate Debt Obligations and Trust Preferred Securities	•
Floating and Variable Rate Obligations	•
Preferred Stock	•
Foreign Securities***	•
Structured Securities*	•
Temporary Investments	•
U.S. Government Securities	•

*** *Non-dollar securities not permitted.*

Principal Risks of the Fund

Loss of money is a risk of investing in the Fund. An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Fund and may result in a loss of your investment. The Fund should not be relied upon as a complete investment program. There can be no assurance that the Fund will achieve its investment objective.

• Applicable	Enhanced Income Fund
NAV	•
Interest Rate	•
Credit/Default	•
Call	•
Extension	•
Derivatives	•
U.S. Government Securities	•
Market	•
Management	•
Liquidity	•
Foreign	•

The Fund:

- **NAV Risk**—The risk that the net asset value (''NAV'') of the Fund and the value of your investment will fluctuate.
- **Interest Rate Risk**—The risk that when interest rates increase, fixed-income securities held by the Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.
- **Credit/Default Risk**—The risk that an issuer or guarantor of fixed-income securities held by the Fund may default on its obligation to pay interest and repay principal.
- **Call Risk**—The risk that an issuer will exercise its right to pay principal on an obligation held by the Fund earlier than expected. This may happen when there is a decline in interest rates. Under these circumstances, the Fund may be unable to recoup all of its initial investment and will also suffer from having to reinvest in lower yielding securities.

- *Extension Risk*—The risk that an issuer will exercise its right to pay principal on an obligation held by the Fund later than expected. This may happen when there is a rise in interest rates. Under these circumstances, the value of the obligation will decrease, and the Fund will also suffer from the inability to invest in higher yielding securities.
- *Derivatives Risk*—The risk that loss may result from the Fund's investments in options, futures, swaps, options on swaps, structured securities and other derivative investments. These instruments may be leveraged so that small changes may produce disproportionate losses to the Fund.
- *U.S. Government Securities Risk*—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Many U.S. Government Securities purchased by the Fund, such as those issued by the Federal National Mortgage Association (''Fannie Mae'') and Federal Home Loan Mortgage Corporation (''Freddie Mac''), are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by the Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.
- *Market Risk*—The risk that the value of the securities in which the Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors and/or general economic conditions. Price changes may be temporary or last for extended periods. The Fund's investments may be overweighted from time to time in one or more industry sectors, which will increase the Fund's exposure to risk of loss from adverse developments affecting those sectors.
- *Management Risk*—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.
- *Liquidity Risk*—The risk that the Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. The Goldman Sachs Asset Allocation Portfolios (the ''Asset Allocation Portfolios'') may invest a percentage of their assets in the Fund and other funds for which Goldman Sachs now or in the future acts as investment adviser or underwriter. Redemptions by an Asset Allocation Portfolio of its position in the Fund may further increase liquidity risk and may impact the Fund's NAV.
- *Foreign Risk*—The Fund will be subject to risks of loss with respect to its foreign investments that are not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less

economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions.

More information about the Fund's portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUND HAS PERFORMED

The bar chart and table provide an indication of the risks of investing in the Fund by showing: (a) changes in the performance of the Fund's Administration Shares from year to year; and (b) how the average annual total returns of the Fund's Administration Shares compare to those of a broad-based securities market index. The bar chart and table assume reinvestment of dividends and distributions. The Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, the Fund's performance would have been reduced.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on the Fund's Administration Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on the Fund's Administration Shares (*i.e.*, dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Administration Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on the Fund's Administration Shares and taxes applicable when the investment is redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 38.6% for ordinary income dividends and 20% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Fund Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

Enhanced Income Fund



TOTAL RETURN	CALENDAR YEAR

Best Quarter*
Q1 '01   +2.27%

Worst Quarter*
Q3 '02   +0.37%

6.85%

2.77%

2001   2002

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	Since Inception
Administration Shares (Inception 8/2/00)		
Returns Before Taxes	2.77%	5.45%
Returns After Taxes on Distributions**	1.27%	3.50%
Returns After Taxes on Distributions and Sale of Fund Shares**	1.69%	3.40%
Six-Month U.S. Treasury Bill Index***	2.21%	4.23%
One-Year U.S. Treasury Note Index***	3.28%	5.33%
Lehman Brothers Mutual Fund Short (1-2) U.S. Government Index****	5.13%	7.14%

   * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

  ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

 *** *The Six-Month U.S. Treasury Bill Index and One-Year U.S. Treasury Note Index, as reported by Merrill Lynch, do not reflect any deduction for fees, expenses or taxes.*

**** *The Lehman Brothers Mutual Fund Short (1-2) U.S. Government Index, an unmanaged index, does not reflect any deduction for fees, expenses or taxes.*

Fund Fees and Expenses (Administration Shares)

This table describes the fees and expenses that you would pay if you buy and hold Administration Shares of the Fund.

	Enhanced Income Fund
Shareholder Fees	
(fees paid directly from your investment):	
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Deferred Sales Charge (Load)	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fees	None
Exchange Fees	None
Annual Fund Operating Expenses	
(expenses that are deducted from Fund assets):[1]	
Management Fees[2]	0.25%
Other Expenses	0.32%
Administration Fees[3]	0.25%
All Other Expenses[4]	0.07%
Total Fund Operating Expenses*	0.57%

See page 13 for all other footnotes.

---

* As a result of current waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred as of the date of this Prospectus are as set forth below. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Enhanced Income Fund
Annual Fund Operating Expenses	
(expenses that are deducted from Fund assets):[1]	
Management Fees[2]	0.20%
Other Expenses	0.30%
Administration Fees[3]	0.25%
All Other Expenses[4]	0.05%
Total Fund Operating Expenses (after current waivers and expense limitations)	0.50%

[1] *The Fund's annual operating expenses are based on actual expenses.*

[2] *The Investment Adviser has voluntarily agreed not to impose a portion of the management fee on the Enhanced Income Fund equal to 0.05% of such Fund's average daily net assets. As a result of fee waivers, the current management fees of the Fund is 0.20% of such Fund's average daily net assets. The waivers may be terminated at any time at the option of the Investment Adviser.*

[3] *Service Organizations may charge other fees to their customers who are beneficial owners of Administration Shares in connection with their customers' accounts. Such fees may affect the return customers realize with respect to their investments.*

[4] *"All Other Expenses" include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of the Fund's Administration Shares, plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit "All Other Expenses" of the Fund (excluding management fees, transfer agency fees and expenses, administration fees, taxes, interest, brokerage fees and litigation, indemnification, shareholder meetings and other extraordinary expenses) to the following percentage of the Fund's average daily net assets:*

Fund	Other Expenses
Enhanced Income	*0.01%*

Example

The following Example is intended to help you compare the cost of investing in the Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Administration Shares of the Fund for the time periods indicated and then redeem all of your Administration shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Enhanced Income	$58	$183	$318	$714

Service Organizations that invest in Administration Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain Service Organizations that invest in Administration Shares may receive other compensation in connection with the sale and distribution of Administration Shares or for services to their customers' accounts and/or the Fund. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Other Information'' in the Additional Statement.

Service Providers

Investment Adviser	Fund
Goldman Sachs Asset Management ("GSAM") 32 Old Slip New York, New York 10005	Enhanced Income

GSAM is a business unit of the Investment Management Division ("IMD") of Goldman Sachs. Goldman Sachs registered as an investment adviser in 1981. As of December 31, 2002, GSAM, along with other units of IMD, had assets under management of $329.6 billion.

The Investment Adviser provides day-to-day advice regarding the Fund's portfolio transactions. The Investment Adviser makes the investment decisions for the Fund and places purchase and sale orders for the Fund's portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Fund, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs, and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.

The Investment Adviser also performs the following additional services for the Fund:

- Supervises all non-advisory operations of the Fund
- Provides personnel to perform necessary executive, administrative and clerical services to the Fund
- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the Securities and Exchange Commission (the "SEC") and other regulatory authorities
- Maintains the records of the Fund
- Provides office space and all necessary office equipment and services

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fee, computed daily and payable monthly, at the annual rate listed below (as a percentage of the Fund's average daily net assets):

	Contractual Rate	Actual Annualized Rate for the Fiscal Year Ended October 31, 2002
Enhanced Income	0.25%	0.20%

The difference, if any, between the stated fees and the actual fees paid by the Fund reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations at its discretion.

FUND MANAGERS

Jonathan Beinner, a Managing Director of Goldman Sachs, is the Chief Investment Officer and a Co-Head of the U.S. and Global Fixed Income portfolio management teams. Mr. Beinner joined the Investment Adviser in 1990, and became a portfolio manager in 1992. Prior to being named Chief Investment Officer, Mr. Beinner was Co-Head of the U.S. Fixed Income portfolio management team.

Tom Kenny, a Managing Director of Goldman Sachs, is a Co-Head of the U.S. and Global Fixed Income portfolio management teams. Mr. Kenny joined the Investment Adviser in 1999 as a senior portfolio manager. Prior to joining the Investment Adviser, he spent 13 years at Franklin Templeton where he was a portfolio manager of high yield municipal and municipal funds, Director of Municipal Research and Director of the Municipal Bond Department.

Fixed Income Portfolio Management Team

■ The fixed-income portfolio management team is comprised of a deep team of sector specialists
■ The team strives to maximize risk-adjusted returns by de-emphasizing interest rate anticipation and focusing on security selection and sector allocation
■ The team manages approximately $85.5 billion in fixed-income assets for retail, institutional and high net worth clients

U.S. Fixed Income-Investment Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
James B. Clark Managing Director, Co-Head U.S. Fixed Income Team	Senior Portfolio Manager— Enhanced Income	Since 2000	Mr. Clark joined the Investment Adviser in 1994 as a portfolio manager after working as an investment manager in the mortgage-backed securities group at Travelers Insurance Company.
Christopher Sullivan Managing Director, Co-Head U.S. Fixed Income Team	Senior Portfolio Manager— Enhanced Income	Since 2001	Mr. Sullivan joined the Investment Adviser in 2001 as a portfolio manager and as Co-Head of the U.S. Fixed Income Team. Since 1997, he was a senior member of the account management group of Pacific Investment Management Company (PIMCO). Prior to joining PIMCO, he was an equity portfolio manager for Hawaiian Trust Company for three years.
Leslie Barbi Managing Director, Head of U.S. Investment Grade Corporate Team	Senior Portfolio Manager— Enhanced Income	Since 2001	Ms. Barbi joined the Investment Adviser in 2001 as a senior portfolio manager and as head of the U.S. Investment Grade Corporate Team. Previously, she spent seven years at the Pacific Investment Management Company (PIMCO) where she served as Executive Vice President and, most recently, was the senior portfolio manager responsible for investment grade debt strategies.
James McCarthy Vice President	Portfolio Manager— Enhanced Income	Since 2000	Mr. McCarthy joined the Investment Adviser in 1995 after working at Nomura Securities as an assistant vice president.
Thomas D. Teles Vice President	Portfolio Manager— Enhanced Income	Since 2000	Mr. Teles joined the Investment Adviser in 2000. Prior to his current position, he worked for three years as a mortgage trader and in the research department for Goldman, Sachs & Co.
Mark Van Wyk Vice President	Portfolio Manager— Enhanced Income	Since 2000	Mr. Van Wyk joined the Investment Adviser in 1994 and specializes in U.S. government and financial derivatives. He worked with an options trading firm prior to joining the Investment Adviser.
Peter D. Dion Vice President	Portfolio Manager— Enhanced Income	Since 2000	Mr. Dion joined the Investment Adviser in 1992. From 1994 to 1995 he was an associate portfolio manager. He became a portfolio manager in 1995.

17

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Stig S. Hansen Vice President	**Portfolio Manager— Enhanced Income**	**Since 2000**	**Mr. Hansen joined the Investment Adviser in 1997 and specializes in U.S. government and agency securities. Prior to joining the Investment Adviser, he spent one year as an Investment Officer at the Travelers Group and was a portfolio manager with MIMCO (MetLife Investment Management Corp.).**

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of the Fund's shares. Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606-6372, also serves as the Fund's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Fund. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to the Fund or limit the Fund's investment activities. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Fund and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Fund. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Fund. The results of the Fund's investment activities, therefore, may differ from those of Goldman Sachs and its affiliates, and it is possible that the Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Fund may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. The Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions.

Under a securities lending program approved by the Fund's Board of Trustees, the Fund has retained an affiliate of the Investment Adviser to serve as the securities lending agent to the extent that the Fund engages in the securities lending program. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Fund's investment of the cash received as collateral for the loaned securities. In addition, the Fund may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Fund's portfolio investment transactions.

Dividends

The Fund pays dividends from its investment company taxable income and distributions from net realized capital gains. You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply for certain ILA Portfolios. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, your dividends and distributions will be reinvested automatically in the Fund. If cash dividends are elected with respect to the Fund's monthly net investment income dividends, then cash dividends must also be elected with respect to the non-long-term capital gains component, if any, of the Fund's annual dividend.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

Dividends from investment company taxable income and distributions from net capital gains are declared and paid as follows:

Fund	Investment Income Dividends		Capital Gains Distributions
	Declared	Paid	Declared and Paid
Enhanced Income	Daily	Monthly	Annually

From time to time a portion of the Fund's dividends may constitute a return of capital.

When you purchase of shares of the Fund, part of the NAV per share may be represented by undistributed income or undistributed realized gains that have previously been earned by the Fund. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Fund's Administration Shares.

HOW TO BUY SHARES

How Can I Purchase Administration Shares Of The Fund?

Generally, Administration Shares may be purchased only through institutions that have agreed to provide account administration services to their customers who are the beneficial owners of Administration Shares. These institutions are called ''Service Organizations.'' Customers of a Service Organization will normally give their purchase instructions to the Service Organization, and the Service Organization will, in turn, place purchase orders with Goldman Sachs. Service Organizations will set times by which purchase orders and payments must be received by them from their customers. Generally, Administration Shares may be purchased from the Fund on any business day at their NAV next determined after receipt of an order by Goldman Sachs from a Service Organization. No sales load is charged. Purchases of Administration Shares must be settled within three business days of receipt of a complete purchase order.

Service Organizations are responsible for transmitting purchase orders and payments to Goldman Sachs in a timely fashion. Service Organizations should place an order with Goldman Sachs at 1-800-621-2550 and either:

- Wire federal funds to The Northern Trust Company (''Northern''), as subcustodian for State Street Bank and Trust Company (''State Street'') (the Fund's custodian) on the next business day; *or*
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds— (Name of Fund and Class of Shares), 4900 Sears Tower, Chicago, IL 60606-6372. The Fund will not accept a check drawn on a foreign bank or a third-party check.

In certain instances, Goldman Sachs Trust (the ''Trust'') may require a signature guarantee in order to effect purchase, redemption or exchange transactions. Signature guarantees must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee.

What Do I Need To Know About Service Organizations?

Service Organizations may provide the following services in connection with their customers' investments in Administration Shares:

- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers
- Processing orders to purchase, redeem or exchange shares for customers

In addition, some (but not all) Service Organizations are authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- The Fund will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.
- Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to an administration plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payment for their services from the Trust of up to 0.25% (on an annualized basis) of the average daily net assets of the Administration Shares of the Fund, which are attributable to or held in the name of the Service Organization for its customers.

The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge to the Fund, to selected Service Organizations and other persons in connection with the sale, distribution and/or servicing of shares of the Fund and other Goldman Sachs Funds. Additional compensation based on sales may, but is normally not expected to, exceed 0.50% (annualized) of the amount invested.

In addition to Administration Shares, the Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Administration Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Fund?

The Fund does not have any minimum purchase or account requirements with respect to Administration Shares. A Service Organization may, however, impose a minimum amount for initial and subsequent investments in Administration Shares, and may establish other requirements such as a minimum account balance. A Service Organization may redeem Administration Shares held by non-complying accounts, and may impose a charge for any special services.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Reject or restrict any purchase or exchange order for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of Administration Shares of the Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of the Fund.
- Close the Fund to new investors from time to time and reopen the Fund whenever it is deemed appropriate by the Fund's Investment Adviser.

The Fund may allow Service Organizations to purchase shares with securities instead of cash if consistent with the Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Administration Shares is the Fund's next determined NAV. The Fund calculates NAV as follows:

$$\text{NAV} = \frac{\text{(Value of Assets of the Class)} - \text{(Liabilities of the Class)}}{\text{Number of Outstanding Shares of the Class}}$$

The Fund's investments are valued based on market quotations, which may be furnished by a pricing service or provided by securities dealers. If accurate quotations are not readily available, the fair value of the Fund's investments may be determined based on yield equivalents, a pricing matrix or other sources, under valuation procedures established by the Trustees. Debt obligations with a remaining maturity of 60 days or less are valued at amortized cost.

- NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. This occurs after the determination, if any, of income declared as a dividend. Fund shares will generally not be priced on any day the New York Stock Exchange is closed.

■ When you buy shares, you pay the NAV next calculated *after* the Fund receives your order in proper form.

■ When you sell shares, you receive the NAV next calculated after the Fund receives your order in proper form.

■ On any business day when the Bond Market Association (''BMA'') recommends that the securities markets close early, the Fund reserves the right to close at or prior to the BMA recommended closing time. If the Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund's closing time and credit will be given to the next business day.

■ The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were processed at an NAV other than the Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.

■ The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open the Fund for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether the Fund is open for business during an emergency situation, please call 1-800-621-2550.

Foreign securities may trade in their local markets on days the Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by the Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

When Will Shares Be Issued And Dividends Begin To Be Paid?

■ Shares Purchased by Federal Funds Wire:

  ■ If a purchase order in proper form specifies a settlement date and is received before the Fund's NAV is determined that day, shares will be issued and dividends will begin to accrue on the purchased shares on the later of (i) the

business day after the purchase order is received; or (ii) the day that the federal funds wire is received by State Street.
- If a purchase order in proper form does not specify a settlement date, shares will be issued and dividends will begin to accrue on the business day after payment is received.
- Shares Purchased by Check or Federal Reserve Draft:
  - If a purchase order in proper form specifies a settlement date and is received before the Fund's NAV is determined that day, shares will be issued and dividends will begin to accrue on the business day after payment is received.
  - If a purchase order in proper form does not specify a settlement date, shares will be issued and dividends will begin to accrue on the business day after payment is received.

HOW TO SELL SHARES

How Can I Sell Administration Shares Of The Fund?

Generally, Administration Shares may be sold (redeemed) only through Service Organizations. Customers of a Service Organization will normally give their redemption instructions to the Service Organization, and the Service Organization will, in turn, place redemption orders with the Fund. **Generally, the Fund will redeem its Administration Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** Redemption proceeds may be sent to recordholders by check or by wire (if the wire instructions are on record).

A Service Organization may request redemptions in writing or by telephone if the optional telephone redemption privilege is elected on the Account Application.

By Writing:	Goldman Sachs Funds 4900 Sears Tower Chicago, IL 60606-6372
By Telephone:	■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the

Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: The Fund will arrange for redemption proceeds to be wired as federal funds to the bank account designated in the recordholder's Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If the shares to be sold were recently paid for by check, the Fund will pay the redemption proceeds when the check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- To change the bank designated on your Account Application, you must send written instructions signed by an authorized person designated on the Account Application to the Service Organization.
- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of intermediaries or your Service Organization in the transfer process. If a problem with such performance arises, you should deal directly with such intermediaries or Service Organizations.

By Check: A recordholder may elect in writing to receive redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of receipt of a properly executed redemption request. If the shares to be sold were recently paid for by check, the Fund will pay the redemption proceeds when the check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Administration Shares of the Fund earn dividends declared on the day the shares are redeemed.
- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Service Organizations are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, Service Organizations may set times by which they must receive redemption requests. Service Organizations may also require additional documentation from you.

The Trust reserves the right to:

- Redeem the Administration Shares of any Service Organization whose account balance falls below $50 as a result of a redemption. The Fund will not redeem Administration Shares on this basis if the value of the account falls below the minimum account balance solely as a result of market conditions. The Fund will give 60 days' prior written notice to allow a Service Organization to purchase sufficient additional shares of the Fund in order to avoid such redemption.
- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to the Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at NAV in additional Fund shares. No interest will accrue on amounts represented by uncashed distributions or redemption checks.

Can I Exchange My Investment From One Fund To Another?

A Service Organization may exchange Administration Shares of the Fund at NAV for Administration Shares of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice.

Instructions For Exchanging Shares:	

By Writing:	■ Write a letter of instruction that includes:
	  ■ The recordholder name(s) and signature(s)
	  ■ The account number
	  ■ The Fund names and Class of Shares
	  ■ The dollar amount to be exchanged
	■ Mail the request to:
	Goldman Sachs Funds
	4900 Sears Tower
	Chicago, IL 60606-6372

By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

■ You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.

■ All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund, except that this requirement may be waived at the discretion of the Trust.

■ Telephone exchanges normally will be made only to an identically registered account.

■ Shares may be exchanged among accounts with different names, addresses and social security or other taxpayer identification numbers only if the exchange instructions are in writing and are signed by an authorized person designated on the Account Application.

■ Exchanges are available only in states where exchanges may be legally made.

■ It may be difficult to make telephone exchanges in times of drastic economic or market conditions.

■ Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.

■ Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

Restrictions on Excessive Trading Practices. The Trust does not permit market-timing or other excessive trading practices. Purchases and exchanges should be made for long-term investment purposes only. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies, harm Fund performance and negatively impact long-term shareholders. The Trust and Goldman Sachs will not be held liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust (or Goldman Sachs) and its shareholders, the Trust (or Goldman Sachs) will exercise these rights if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together.

What Types Of Reports Will Be Sent Regarding Investments in Administration Shares?

Service Organizations will receive from the Fund annual reports containing audited financial statements and semi-annual reports. Service Organizations will also be provided with a printed confirmation for each transaction in their account and a monthly account statement. Service Organizations are responsible for providing these or other reports to their customers who are the beneficial owners of Administration Shares in accordance with the rules that apply to their accounts with the Service Organizations.

Taxation

As with any investment, you should consider how your investment in the Fund will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Fund.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

DISTRIBUTIONS

The Fund contemplates declaring as dividends each year all or substantially all of its taxable income. Distributions you receive from the Fund are generally subject to federal income tax, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. For federal tax purposes, the Fund's income dividend distributions and short-term capital gain distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. The Fund will inform shareholders of the character and tax status of all distributions promptly after the close of each calendar year.

The Fund may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Fund may deduct these taxes in computing its taxable income.

If you buy shares of the Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain dividends that were received on the shares.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, the Fund must withhold a percentage of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so. For payments made during 2003, the withholding rate is 30% and for payments made during 2004, the withholding rate is 29%. Lower rates are scheduled apply in certain later years.

Non-U.S. investors may be subject to U.S. withholding and estate tax.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A. General Portfolio Risks

The Fund will be subject to the risks associated with fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase (although some asset-backed securities will have less potential than other debt securities for capital appreciation during periods of declining rates). Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that the issuer or guarantor could default on its obligations, and the Fund will not recover its investment. Call risk and extension risk are normally present in asset-backed securities. For example, car owners have the option to prepay their car loans. Therefore, the duration of a security backed by auto loans can either shorten (call risk) or lengthen (extension risk). In general, if interest rates on new auto loans fall sufficiently below the interest rates on existing outstanding auto loans, the rate of prepayment would be expected to increase. Conversely, if auto loan interest rates rise above the interest rates on existing outstanding auto loans, the rate of prepayment would be expected to decrease. In either case, a change in the prepayment rate can result in losses to investors.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for the Fund. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of the Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less. See ''Financial Highlights'' in Appendix B for a statement of the Fund's historical portfolio turnover rate.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Fund, including its associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed without shareholder approval. You should note, however, that the investment objective and all investment policies not specifically designated as fundamental are non-fundamental, and may be changed without shareholder approval. If there is a change in the Fund's investment objective, you should consider whether the Fund remains an appropriate investment in light of your then current financial position and needs.

B. Other Portfolio Risks

Credit/Default Risks. Debt securities purchased by the Fund may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign governments, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated A or higher by Standard & Poor's Rating Group (''Standard & Poor's''), or Moody's Investors Service, Inc. (''Moody's'') or having a comparable rating by another NRSRO are considered ''high grade.'' A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the Investment Adviser to be of comparable credit quality. If a security satisfies the Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, the Fund will not be required to dispose of the security. If a downgrade occurs, the Investment Adviser will consider which action, including the sale of the security, is in the best interest of the Fund and its shareholders.

Risks of Derivative Investments. The Fund's transactions in options, futures, options on futures, swaps, interest rate caps, floors and collars and structured securities involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices or interest rates. The Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Some floating-rate derivative debt securities can present more complex types of derivative and interest rate risks. For example, range floaters are subject to the risk that the coupon will be reduced below market rates if a designated interest rate floats outside of a specified interest rate band or collar. Dual index or yield curve floaters are subject to lower prices in the event of an unfavorable change in the spread between two designated interest rates.

Risks of Foreign Investments. The Fund may make foreign investments. Foreign investments involve special risks that are not typically associated with domestic investments. Foreign investments may be affected by changes in foreign or U.S. laws or restrictions applicable to such investments.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United States. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There may be less publicly available information about a foreign issuer than a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Concentration of the Fund's assets in one or a few countries will subject the Fund to greater risks than if the Fund's assets were not geographically concentrated.

Investment in sovereign debt obligations by the Fund involves risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and the Fund may have limited recourse to compel payment in the event of a default.

Periods of economic uncertainty may result in the volatility of market prices of sovereign debt, and in turn a Fund's NAV, to a greater extent than the volatility inherent in debt obligations of U.S. issuers.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which a sovereign debtor may be subject.

Risks of Illiquid Securities. The Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of the Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Temporary Investment Risks. The Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. Government Securities
- Repurchase agreements collateralized by U.S. Government Securities

When a Fund's assets are invested in such instruments, the Fund may not be achieving its investment objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Fund, including its associated risks.

The Fund may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies. Further information is provided in the Additional Statement, which is available upon request.

U.S. Government Securities. The Fund may invest in U.S. Government Securities. U.S. Government Securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. Government Securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. Government Securities also include Treasury receipts, zero coupon bonds and other stripped U.S. Government Securities, where the interest and principal components of stripped U.S. Government Securities are traded independently.

Custodial Receipts and Trust Certificates. The Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. Government Securities, or other types of securities in which the Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes the Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, the Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. The Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Asset-Backed Securities. The Fund may invest in asset-backed securities. Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, the Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, the Fund will be unable to possess and sell the underlying collateral and that the Fund's recoveries on repossessed collateral may not be available to support payments on the securities. In the event of a default, the Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Corporate Debt Obligations; Trust Preferred Securities; Convertible Securities. The Fund may invest in corporate debt obligations, trust preferred securities and convertible securities. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. A trust preferred security is a long dated bond (for example, 30 years) with preferred features. The preferred features are that payment of interest can be deferred for a specific period without initiating a default event. The securities are generally senior in claim to standard preferred stock but junior to other bondholders. The Fund may also invest in other short-term obligations payable in U.S. Dollars and issued or guaranteed by U.S. corporations, non-U.S. corporations or other entities.

Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which the Fund invests are subject to the same rating criteria as its other investments in fixed-income securities. Convertible securities have both equity and fixed-income risk characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Bank Obligations. The Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by governmental regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

Structured Securities. The Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than other types of fixed-income securities, and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

Zero Coupon, Deferred Interest, Pay-In-Kind and Capital Appreciation Bonds. The Fund may invest in zero coupon bonds, deferred interest, pay-in-kind and capital appreciation bonds. These bonds are issued at a discount from their face value because interest payments are typically postponed until maturity. Pay-in-kind securities are securities that have interest payable by the delivery of additional securities. The market prices of these securities generally are more volatile than the market prices of interest-bearing securities and are likely to respond to a greater degree to changes in interest rates than interest-bearing securities having similar maturities and credit quality.

Options on Securities and Securities Indices. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. The Fund may write (sell) covered call and put options and purchase put and call options on any securities in which it may invest or on any securities index consisting of securities in which it may invest.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in the Fund's investment portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase the Fund's transaction costs. Options written or purchased by the Fund may be traded on either U.S. or foreign exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Yield Curve Options. The Fund may enter into options on the yield ''spread'' or differential between two securities. Such transactions are referred to as ''yield curve'' options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease.

The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, such options present a risk of loss even if the yield of one of the underlying securities remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular securities, securities indices and other financial instruments and indices. The Fund may engage in futures transactions on U.S. exchanges.

The Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or to otherwise manage its term structure, sector selection and duration in accordance with its investment objective and policies. The Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. The Fund will engage in futures and related options transactions for bona fide hedging purposes as defined in regulations of the Commodity Futures Trading Commission (the ''CFTC'') or to seek to increase total return to the extent permitted by such regulations. Except as otherwise permitted by the CFTC, the Fund may not purchase or sell futures contracts or purchase or sell related options to seek to increase total return, if immediately thereafter the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options entered into for the purpose of seeking to increase total return would exceed 5% of the market value of the Fund's net assets. Alternative limitations on the use of futures contracts and related options may be stated from time to time in the Additional Statement.

Futures contracts and related options present the following risks:

- While the Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and the Fund may be exposed to additional risk of loss.
- The loss incurred by the Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of the Fund's NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to the Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.

Floating and Variable Rate Obligations. The Fund may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels. The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable both of which may be issued by domestic banks or foreign banks. The Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institution.

When-Issued Securities and Forward Commitments. The Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although the Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, the Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Lending of Portfolio Securities. The Fund may engage in securities lending. Securities lending involves the lending of securities owned by the Fund to financial institutions such as certain broker-dealers including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loans continuously with cash, cash equivalents, U.S. Government Securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by the Fund in short-term investments, including unregistered investment pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and the Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed $33\frac{1}{3}\%$ of the value of the total assets of the Fund (including the loan collateral). Loan collateral (including any investment of that collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in particular types of fixed-income and other securities.

The Fund may lend its securities to increase its income. The Fund may, however, experience delay in the recovery of its securities, or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or becomes insolvent.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. The Fund may enter into repurchase agreements with securities dealers and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation. The Fund may also enter into repurchase agreements involving certain foreign government securities.

If the other party or ''seller'' defaults, the Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, the Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

The Fund, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Borrowings. The Fund can borrow money from banks and other financial institutions in amounts not exceeding one-third of its total assets. The Fund may not make additional investments if borrowings exceed 5% of its total assets. Borrowings involve leverage. If the securities held by the Fund decline in value while these transactions are outstanding, the NAV of the Fund's outstanding shares will decline in value by proportionately more than the decline in value of the securities.

Interest Rate Swaps, Credit Swaps, Total Return Swaps, Options on Swaps and Interest Rate Caps, Floors and Collars. Interest rate swaps involve the exchange by the Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events. Total return swaps give the Fund the right to receive the appreciation in the value of a specified security, index or other instrument in return for a fee paid to the counterparty, which will typically be an agreed upon interest rate. If the underlying asset in a total return swap declines in value over the term of the swap, the Fund may also be required to pay the dollar value of that decline to the counterparty. The Fund may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payment of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling the interest rate floor. An interest rate collar is the combination of a cap and a floor that preserves a certain return within a predetermined range of interest rates.

The Fund may enter into swap transactions for hedging purposes or to seek to increase total return. The use of interest rate, credit and total return swaps, options on swaps, and interest rate caps, floors and collars, is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Adviser is incorrect in its forecasts of market values or interest rates the investment performance of the Fund would be less favorable than it would have been if these investment techniques were not used.

Other Investment Companies. The Fund may invest in securities of other investment companies subject to statutory limitations prescribed by the Investment Company Act of 1940. These limitations include a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Although the Fund does not expect to do so in the foreseeable future, the Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which the Fund may invest include money market funds which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Preferred Stock. The Fund may invest in preferred stocks. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

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Appendix B
Financial Highlights

The financial highlights table is intended to help you understand the Fund's financial performance for the past five years (or less if the Fund has been in operation for less than five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in the Fund (assuming reinvestment of all dividends and distributions). The information has been audited by Ernst & Young LLP, whose report, along with the Fund's financial statements, is included in the Fund's annual report (available upon request without charge).

ENHANCED INCOME FUND

	Net asset value, at beginning of period	Income (loss) from investment operations		
		Net investment income[c]	Net realized and unrealized gain (loss)	Total from investment operations
For the Year Ended October 31,				
2002 - Class A Shares	$10.26	$0.38	$(0.13)	$0.25
2002 - Institutional Shares	10.26	0.42	(0.14)	0.28
2002 - Administration Shares	10.27	0.40	(0.14)	0.26
2001 - Class A Shares	10.00	0.45	0.34	0.79
2001 - Institutional Shares	10.00	0.55	0.28	0.83
2001 - Administration Shares	10.00	0.49	0.32	0.81
For the Period Ended October 31,				
2000 - Class A Shares (commenced August 2, 2000)	10.00	0.11	0.06	0.17
2000 - Institutional Shares (commenced August 2, 2000)	10.00	0.16	0.01	0.17
2000 - Administration Shares (commenced August 2, 2000)	10.00	0.15	0.02	0.17

a Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions, a complete redemption of the investment at the net asset value at the end of period and no sales charge. Total return would be reduced if a sales or redemption charge were taken into account, if applicable. Total returns for less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
b Annualized.
c Calculated based on the average shares outstanding methodology.

Distributions to shareholders						
From net investment income	In excess of net investment income	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.38)	$ —	$(0.38)	$10.13	2.48%	$ 810,768	0.65%
(0.42)	—	(0.42)	10.12	2.79	2,071,378	0.25
(0.40)	—	(0.40)	10.13	2.53	18,965	0.50
(0.53)	—	(0.53)	10.26	8.10	151,497	0.65
(0.57)	—	(0.57)	10.26	8.53	807,871	0.25
(0.54)	—	(0.54)	10.27	8.35	5,320	0.50
(0.15)	(0.02)	(0.17)	10.00	1.66	12,336	0.65[b]
(0.15)	(0.02)	(0.17)	10.00	1.76	156,525	0.25[b]
(0.17)	—	(0.17)	10.00	1.68	2	0.50[b]

ENHANCED INCOME FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reduction		Portfolio turnover rate
		Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
For the Year Ended October 31,				
2002 - Class A Shares	3.70%	0.72%	3.63%	65%
2002 - Institutional Shares	4.17	0.32	4.10	65
2002 - Administration Shares	3.91	0.57	3.84	65
2001 - Class A Shares	4.60	0.80	4.45	127
2001 - Institutional Shares	5.40	0.40	5.25	127
2001 - Administration Shares	4.80	0.65	4.65	127
For the Period Ended October 31,				
2000 - Class A Shares (commenced August 2, 2000)	4.52[b]	1.77[b]	3.40[b]	31
2000 - Institutional Shares (commenced August 2, 2000)	6.49[b]	1.37[b]	5.37[b]	31
2000 - Administration Shares (commenced August 2, 2000)	6.13[b]	1.62[b]	5.01[b]	31

a Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions, a complete redemption of the investment at the net asset value at the end of period and no sales charge. Total return would be reduced if a sales or redemption charge were taken into account, if applicable. Total returns for less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.
b Annualized.
c Calculated based on the average shares outstanding methodology.

Index



Fixed Income Fund Prospectus (Administration Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. In the Fund's annual report, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during the last fiscal year.

Statement of Additional Information

Additional information about the Fund and its policies is also available in the Fund's Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Fund's annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman, Sachs & Co., 4900 Sears Tower, Chicago, Illinois 60606-6372
- By e-mail: gs-funds@gs.com
- On the Internet: (text-only versions): SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Fund's investment company registration number is 811-5349.

Goldman Sachs Asset Management

FIPROADMIN

Prospectus

Institutional Shares

February 28, 2003

GOLDMAN SACHS FIXED INCOME FUNDS

- Goldman Sachs Enhanced Income Fund
- Goldman Sachs Ultra-Short Duration Government Fund (formerly the Adjustable Rate Government Fund)
- Goldman Sachs Short Duration Government Fund
- Goldman Sachs Short Duration Tax-Free Fund
- Goldman Sachs Government Income Fund
- Goldman Sachs Municipal Income Fund
- Goldman Sachs Core Fixed Income Fund
- Goldman Sachs Global Income Fund
- Goldman Sachs High Yield Municipal Fund
- Goldman Sachs High Yield Fund



Goldman Sachs

Asset Management

NOT FDIC-INSURED	May Lose Value	No Bank Guarantee

General Investment Management Approach

Goldman Sachs Asset Management, a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the Enhanced Income, Short Duration Tax-Free, Government Income, Municipal Income, Core Fixed Income, High Yield Municipal and High Yield Funds. Goldman Sachs Funds Management, L.P. serves as investment adviser to the Ultra-Short Duration Government (formerly, the Adjustable Rate Government Fund) and Short Duration Government Funds. Goldman Sachs Asset Management International serves as investment adviser to the Global Income Fund. Goldman Sachs Asset Management, Goldman Sachs Funds Management, L.P., and Goldman Sachs Asset Management International are each referred to in this Prospectus as the ''Investment Adviser.''

> **The Funds Described In This Prospectus, Including The Enhanced Income Fund, Are Not Money Market Funds. Investors In The Funds Should Understand That The Net Asset Value (''NAV'') Of The Funds Will Fluctuate Which May Result In A Loss Of A Portion Of The Principal Amount Invested.**

Goldman Sachs' Fixed Income Investing Philosophy:
Active Management Within a Risk-Managed Framework
The Investment Adviser employs a disciplined, multi-step process to evaluate potential investments:

1. Sector Allocation—The Investment Adviser assesses the relative value of different investment sectors (such as U.S. corporate, asset-backed and mortgage-backed securities) to create investment strategies that meet each Fund's objectives.

2. Security Selection—In selecting securities for each Fund, the Investment Adviser draws on the extensive resources of Goldman Sachs, including fixed-income research professionals.

3. Yield Curve Strategies—The Investment Adviser adjusts the term structure of the Funds based on its expectations of changes in the shape of the yield curve while closely controlling the overall duration of the Fund.

The Investment Adviser de-emphasizes interest rate predictions as a means of generating incremental return. Instead, the Investment Adviser seeks to add value through the selection of particular securities and investment sector allocation as described above.

1

> With every fixed-income portfolio, the Investment Adviser applies a team approach that emphasizes risk management and capitalizes on Goldman Sachs' extensive research capabilities.

Each of the Funds described in this Prospectus has a target duration. A Fund's duration approximates its price sensitivity to changes in interest rates. Maturity measures the time until final payment is due; it takes no account of the pattern of a security's cash flows over time. In computing portfolio duration, a Fund will estimate the duration of obligations that are subject to prepayment or redemption by the issuer, taking into account the influence of interest rates on prepayments and coupon flows. This method of computing duration is known as ''option-adjusted'' duration. The Investment Adviser will use futures contracts and options on futures contracts to manage the Funds' target duration in accordance with their benchmark or benchmarks. A Fund will not be limited as to its maximum weighted average portfolio maturity or the maximum stated maturity with respect to individual securities unless otherwise noted.

Each Fund also has credit rating requirements for the securities it buys. A Fund will deem a security to have met its minimum credit rating requirement if the security has the required rating at the time of purchase from at least one nationally recognized statistical rating organization (''NRSRO'') even though it has been rated below the minimum rating by one or more other NRSROs. Unrated securities may be purchased by the Funds if they are determined by the Investment Adviser to be of comparable quality. If a security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below such rating, the Fund will not be required to dispose of such security. This is so even if the downgrade causes the average credit quality of the Fund to be lower than that stated in the Prospectus. Furthermore, during this period, the Investment Adviser will only buy securities at or above the Fund's average rating requirement. If a downgrade occurs, the Investment Adviser will consider what action, including the sale of such security, is in the best interests of a Fund and its shareholders.

References in this Prospectus to a Fund's benchmark or benchmarks are for informational purposes only, and unless otherwise noted are not an indication of how the Fund is managed.

Fund Investment Objectives and Strategies

Goldman Sachs Enhanced Income Fund

FUND FACTS

Duration (under normal interest rate conditions):	Target = 9-month U.S. Treasury Bill plus or minus 3 months
Expected Approximate Interest Rate Sensitivity:	9-month U.S. Treasury Bill
Credit Quality:	Minimum = A by a NRSRO at the time of purchase or, if unrated, determined by the Investment Adviser to be of comparable quality Weighted Average = AA
Benchmarks:	Six-Month U.S. Treasury Bill Index One-Year U.S. Treasury Note Index
Symbol:	GEIIX

INVESTMENT OBJECTIVE

The Fund seeks to generate return in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, primarily in a portfolio of fixed income securities, including non-mortgage securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises (''U.S. Government Securities''), corporate notes and commercial paper and fixed and floating rate asset-backed securities. Except for Treasury Securities deliverable into futures transactions, the Fund will not invest in securities with remaining maturities of more than 5 years as determined in accordance with the Statement of Additional Information (the ''Additional Statement''). The Fund may invest across a broad range of high-grade fixed income sectors with an emphasis on the preservation of capital and liquidity. In pursuing the Fund's investment objective, the Investment Adviser will seek to enhance the Fund's return by identifying those high grade fixed income securities that are within the maturity limitations discussed above and that the Investment Adviser believes offer advantageous yields relative to other similar securities.

Goldman Sachs
Ultra-Short Duration Government Fund

<table>
<tr><td colspan="2">**FUND FACTS**</td></tr>
<tr><td>Duration (under normal interest rate conditions):</td><td>Target = Six-Month U.S. Treasury Bill Index to One-Year U.S. Treasury Note Index
Maximum = 2 years</td></tr>
<tr><td>Expected Approximate Interest Rate Sensitivity:</td><td>9-month U.S. Treasury bill</td></tr>
<tr><td>Credit Quality:</td><td>U.S. Government Securities and repurchase agreements collateralized by such securities; non-U.S. Government Securities rated AAA or Aaa by a NRSRO at the time of purchase, or if unrated, determined by the Investment Adviser to be of comparable quality</td></tr>
<tr><td>Benchmarks:</td><td>Six-Month U.S. Treasury Bill Index
One-Year U.S. Treasury Note Index</td></tr>
<tr><td>Symbol:</td><td>GSARX</td></tr>
</table>

INVESTMENT OBJECTIVE

The Fund seeks to provide a high level of current income, consistent with low volatility of principal.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in U.S. Government Securities, including securities representing an interest in or collateralized by adjustable rate and fixed rate mortgage loans (''Mortgage-Backed Securities''), and in repurchase agreements collateralized by U.S. Government Securities. The remainder of the Fund's Net Assets (up to 20%) may be invested in other non-government securities. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Goldman Sachs
Short Duration Government Fund

FUND FACTS	
Duration (under normal interest rate conditions):	Target = Two-Year U.S. Treasury Note Index plus or minus 0.5 years Maximum = 3 years
Expected Approximate Interest Rate Sensitivity:	2-year U.S. Treasury note
Credit Quality:	U.S. Government Securities and repurchase agreements collateralized by such securities
Benchmark:	Two-Year U.S. Treasury Note Index
Symbol:	GSTGX

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income and secondarily, in seeking current income, may also consider the potential for capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in U.S. Government Securities and in repurchase agreements collateralized by such securities. Substantially all of the Fund's Net Assets will be invested in U.S. Government Securities. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Goldman Sachs
Short Duration Tax-Free Fund

FUND FACTS

Duration (under normal interest rate conditions):	Target = Lehman Brothers 1–3 Year Municipal Bond Index plus or minus 0.5 years Maximum = 3.5 years
Expected Approximate Interest Rate Sensitivity:	2.5-year municipal bond
Credit Quality:	Minimum = BBB or Baa by a NRSRO at the time of purchase or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmark:	Lehman Brothers 1–3 Year Municipal Bond Index
Symbol:	GSDUX

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income, consistent with relatively low volatility of principal, that is exempt from regular federal income tax.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal market conditions, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in fixed-income securities issued by or on behalf of states, territories and possessions of the United States (including the District of Columbia) and the political subdivisions, agencies and instrumentalities thereof (''Municipal Securities''), the interest on which is exempt from regular federal income tax (*i.e.*, excluded from gross income for federal income tax purposes), and is not a tax preference item under the federal alternative minimum tax. Under normal market conditions, the Fund's investments in private activity bonds and taxable investments will not exceed, in the aggregate, 20% of the Fund's Net Assets. The interest from private activity bonds (including the Fund's distributions of such interest) may be a preference item for purposes of the federal alternative minimum tax. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Goldman Sachs
Government Income Fund

FUND FACTS	
Duration (under normal interest rate conditions):	Target = Lehman Brothers Mutual Fund Government/Mortgage Index plus or minus 1 year Maximum = 6 years
Expected Approximate Interest Rate Sensitivity:	5-year U.S. Treasury note
Credit Quality:	U.S. Government Securities; non-U.S. Government Securities rated AAA or Aaa by a NRSRO at the time of purchase or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmark:	Lehman Brothers Mutual Fund Government/Mortgage Index
Symbol:	GSOIX

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income, consistent with safety of principal.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in U.S. Government Securities and in repurchase agreements collateralized by such securities. The remainder of the Fund's Net Assets (up to 20%) may be invested in non-government securities such as privately issued Mortgage-Backed Securities, asset-backed securities and corporate securities. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Goldman Sachs Municipal Income Fund

FUND FACTS

Duration (under normal interest rate conditions):	Target = Lehman Brothers Aggregate Municipal Bond Index plus or minus one year Maximum = 12 years
Expected Approximate Interest Rate Sensitivity:	15-year municipal bond
Credit Quality:	Minimum = BBB or Baa at the time of purchase; Weighted Average = A Securities will either be rated by a NRSRO or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmark:	Lehman Brothers Aggregate Municipal Bond Index
Symbol:	GSMTX

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income that is exempt from regular federal income tax, consistent with preservation of capital.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal market conditions, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in Municipal Securities, the interest on which is exempt from regular federal income tax (*i.e.*, excluded from gross income for federal income tax purposes). The Fund may invest up to 100% of its Net Assets in private activity bonds, the interest on which (including the Fund's distributions of such interest) may be a preference item for purposes of the federal alternative minimum tax. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Goldman Sachs
Core Fixed Income Fund

FUND FACTS	
Duration (under normal interest rate conditions):	Target = Lehman Brothers Aggregate Bond Index plus or minus one year Maximum = 6 years
Expected Approximate Interest Rate Sensitivity:	5-year U.S. Treasury note
Credit Quality:	Minimum = BBB or Baa at time of purchase; Minimum for non-U.S. dollar denominated securities = AA or Aa Securities will either be rated by a NRSRO or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmark:	Lehman Brothers Aggregate Bond Index
Symbol:	GSFIX

INVESTMENT OBJECTIVE

The Fund seeks a total return consisting of capital appreciation and income that exceeds the total return of the Lehman Brothers Aggregate Bond Index (the ''Index'').

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in fixed-income securities, including U.S. Government Securities, corporate debt securities, privately issued Mortgage-Backed Securities and asset-backed securities. The Fund may also invest in custodial receipts, Municipal Securities and convertible securities. The Fund's investments in non-U.S. dollar denominated obligations will not exceed 25% of its total assets at the time of investment, of which 10% may be invested in obligations of issuers in countries with emerging markets or economies (''emerging countries''). In pursuing its investment objective, the Fund uses the Index as its performance benchmark, but the Fund will not attempt to replicate the Index. The Fund may, therefore, invest in securities that are not included in the Index.

9

Goldman Sachs
Global Income Fund

FUND FACTS

Duration (under normal interest rate conditions):	Target = J.P. Morgan Global Government Bond Index (hedged) plus or minus 2.5 years Maximum = 7.5 years
Expected Approximate Interest Rate Sensitivity:	6-year government bond
Credit Quality:	Minimum = BBB or Baa at time of purchase; at least 50% of total assets = AAA or Aaa Securities will either be rated by a NRSRO or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmark:	J.P. Morgan Global Government Bond Index (hedged)
Symbol:	GSGLX

INVESTMENT OBJECTIVE

The Fund seeks a high total return, emphasizing current income, and, to a lesser extent, providing opportunities for capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a portfolio of fixed-income securities of U.S. and foreign issuers. The Fund also enters into transactions in foreign currencies. Under normal market conditions, the Fund will:

- Have at least 30% of its Net Assets, after considering the effect of currency positions, denominated in U.S. dollars
- Invest in securities of issuers in at least three countries
- Seek to meet its investment objective by pursuing investment opportunities in foreign and domestic fixed-income securities markets and by engaging in currency transactions to seek to enhance returns and to seek to hedge its portfolio against currency exchange rate fluctuations

The Fund may invest more than 25% of its total assets in the securities of corporate and governmental issuers located in each of Canada, Germany, Japan and the United Kingdom as well as in the securities of U.S. issuers. Not more than 25% of the Fund's total assets will be invested in securities of issuers in any other single foreign country. The Fund may also invest up to 10% of its total assets in issuers in emerging countries.

The fixed-income securities in which the Fund may invest include:
- U.S. Government Securities and custodial receipts therefor
- Securities issued or guaranteed by a foreign government or any of its political subdivisions, authorities, agencies, instrumentalities or by supranational entities
- Corporate debt securities
- Certificates of deposit and bankers' acceptances issued or guaranteed by, or time deposits maintained at, U.S. or foreign banks (and their branches wherever located) having total assets of more than $1 billion
- Commercial paper
- Mortgage-Backed Securities and asset-backed securities

The Global Income Fund is ''non-diversified'' under the Investment Company Act of 1940 (the ''Act''), and may invest more of its assets in fewer issuers than ''diversified'' mutual funds. Therefore, the Global Income Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

Goldman Sachs
High Yield Municipal Fund

FUND FACTS

Duration (under normal interest rate conditions):	Target = Lehman Brothers Municipal Bond Index plus or minus 2 years Maximum = 12 years
Expected Approximate Interest Rate Sensitivity:	15–20-year municipal bond
Credit Quality:	At least 65% of total assets = BBB or Baa or lower at the time of purchase or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmarks:	Lehman Brothers Aggregate Municipal Bond Index and Lehman Brothers High Yield Municipal Bond Index
Symbol:	GHYIX

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income that is exempt from regular federal income tax and may also consider the potential for capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 65% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in high-yield Municipal Securities that, at the time of purchase, are medium quality or non-investment grade. Medium quality securities are rated BBB or Baa by a NRSRO, and non-investment grade securities are securities rated BB, Ba or below by a NRSRO. Unrated securities will be determined by the Investment Adviser to be of comparable quality. Under normal circumstances, the Fund may also invest up to 35% of its Total Assets in higher grade fixed-income securities.

In pursuing its principal investment strategy, the Investment Adviser will assess the relative value in the Municipal Securities market from both a credit and yield curve perspective. Tax-exempt securities offering the high current income sought by the Fund may be predominantly in the lower rating categories of NRSROs (BB/Ba or lower).

Under normal market conditions, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in Municipal Securities, the interest on which is exempt from regular federal income tax (*i.e.*, excluded from gross income for federal income tax purposes).

The Fund may invest up to 100% of its Net Assets in private activity bonds, the interest on which (including the Fund's distributions of such interest) may be a preference item for purposes of the federal alternative minimum tax. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Recognizing that the high-yield municipal market may consist of a limited number of attractive investment opportunities at any one time, the Investment Adviser may temporarily close the Fund to new investors in circumstances when it believes that a sufficient quantity of appropriate high-yield Municipal Securities are not available in the market place. This determination will not preclude existing shareholders of the High Yield Municipal Fund from purchasing or redeeming Fund shares.

The High Yield Municipal Fund is ''non-diversified'' under the Act, and may invest more of its assets in fewer issuers than ''diversified'' mutual funds. Therefore, the High Yield Municipal Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

Non-investment grade fixed-income securities (commonly known as ''junk bonds'') tend to offer higher yields than higher rated securities with similar maturities. Non-investment grade fixed-income securities are, however, considered speculative and generally involve greater price volatility and greater risk of loss of principal and interest than higher rated securities. The Fund may purchase the securities of issuers that are in default.

Goldman Sachs
High Yield Fund

FUND FACTS	
Duration (under normal interest rate conditions):	Target = Lehman Brothers U.S. Corporate High Yield Bond Index plus or minus 2.5 years Maximum = 7.5 years
Expected Approximate Interest Rate Sensitivity:	6-year U.S. Treasury note
Credit Quality:	At least 80% of net assets = BB or Ba or lower at the time of purchase or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmark:	Lehman Brothers U.S. Corporate High Yield Bond Index
Symbol:	GSHIX

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income and may also consider the potential for capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in high-yield, fixed-income securities that, at the time of purchase, are non-investment grade securities. Non-investment grade securities are securities rated BB, Ba or below by a NRSRO, or, if unrated, determined by the Investment Adviser to be of comparable quality. The Fund may invest in all types of fixed-income securities, including:

- Senior and subordinated corporate debt obligations (such as bonds, debentures, notes and commercial paper)
- Convertible and non-convertible corporate debt obligations
- Loan participations
- Custodial receipts
- Municipal Securities
- Preferred stock

The Fund may invest up to 25% of its total assets in obligations of domestic and foreign issuers which are denominated in currencies other than the U.S. dollar and in securities of issuers located in emerging countries denominated in any currency.

Under normal market conditions, the Fund may invest up to 20% of its Net Assets in investment grade fixed-income securities, including U.S. Government Securities. The Fund may also invest in common stocks, warrants, rights and other equity securities, but will generally hold such equity investments only when debt or preferred stock of the issuer of such equity securities is held by the Fund or when the equity securities are received by the Fund in connection with a corporate restructuring of an issuer.

Non-investment grade fixed-income securities (commonly known as ''junk bonds'') tend to offer higher yields than higher rated securities with similar maturities. Non-investment grade fixed-income securities are, however, considered speculative and generally involve greater price volatility and greater risk of loss of principal and interest than higher rated securities. The Fund may purchase the securities of issuers that are in default.

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information about these and other investment practices and securities, see Appendix A.

10 Percent of total assets (including securities lending collateral) *(italic type)*

10 Percent of net assets (excluding borrowings for investment purposes) (roman type)

• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund

— Not permitted

	Enhanced Income Fund	Ultra-Short Duration Government Fund	Short Duration Government Fund	Short Duration Tax-Free Fund	Government Income Fund
Investment Practices					
Borrowings	*33¹/₃*	*33¹/₃*	*33¹/₃*	*33¹/₃*	*33¹/₃*
Credit, Interest Rate and Total Return Swaps*	•	•	•	•	•
Currency Options and Futures	—	—	—	—	—
Cross Hedging of Currencies	—	—	—	—	—
Currency Swaps*	—	—	—	—	—
Financial Futures Contracts	•	•	•	•	•
Forward Foreign Currency Exchange Contracts	—	—	—	—	—
Interest Rate Floors, Caps and Collars	•	•	•	•	•
Mortgage Dollar Rolls	—	•	•	—	•
Mortgage Swaps*	—	•	•	—	•
Options (including Options on Futures)	•	•	•	•	•
Options on Foreign Currencies	—	—	—	—	—
Repurchase Agreements	•**	•	•	•	•
Securities Lending	*33¹/₃*	*33¹/₃*	*33¹/₃*	*33¹/₃*	*33¹/₃*
Standby Commitments and Tender Option Bonds	—	—	—	•	—
When-Issued Securities and Forward Commitments	•	•	•	•	•

  * *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*

** *These Funds may enter into repurchase agreements collateralized by securities issued by foreign governments.*

Municipal Income Fund	Core Fixed Income Fund	Global Income Fund	High Yield Municipal Fund	High Yield Fund
$33^{1}/_{3}$	$33^{1}/_{3}$	$33^{1}/_{3}$	$33^{1}/_{3}$	$33^{1}/_{3}$
•	•	•	•	•
—	•	•	—	•
—	•	•	—	•
—	•	•	—	•
•	•	•	•	•
—	•	•	—	•
•	•	•	•	•
—	•	•	—	—
—	•	•	—	•
•	•	•	•	•
—	•	•	—	•
•	•**	•**	•	•**
$33^{1}/_{3}$	$33^{1}/_{3}$	$33^{1}/_{3}$	$33^{1}/_{3}$	$33^{1}/_{3}$
•	—	—	•	—
•	•	•	•	•

10 Percent of total assets *(italic type)*

10 Percent of Net Assets (including borrowings for investment purposes) (roman type)

• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund

— Not permitted

	Enhanced Income Fund	Ultra-Short Duration Government Fund	Short Duration Government Fund	Short Duration Tax-Free Fund	Government Income Fund
Investment Securities					
Asset-Backed Securities	•	•[1]	•[1]	•	•
Bank Obligations	•	•	—	—	•
Convertible Securities	•	—	—	•	—
Corporate Debt Obligations and Trust Preferred Securities	•	•	—	•	•
Emerging Country Securities	—	—	—	—	—
Floating and Variable Rate Obligations	•	•	•	•	•
Foreign Securities[2]	•	—	—	—	—
Loan Participations	—	—	—	—	—
Mortgage-Backed Securities					
Adjustable Rate Mortgage Loans	—	•	•	—	•
Collateralized Mortgage Obligations	—	•	•	—	•
Multiple Class Mortgage-Backed Securities	—	•	•	—	•
Privately Issued Mortgage-Backed Securities	—	•	—	—	•
Stripped Mortgage-Backed Securities	—	•	•	—	•
Lower Grade Fixed Income Securities	—	—	—	—	—
Preferred Stock, Warrants and Rights	•	—	—	—	—
Structured Securities*	•	•	•	•	•
Taxable Municipal Securities	—	•	—	•	•
Tax-Free Municipal Securities	—	•	—	80+	•
Temporary Investments	•	•	•	•[5]	•
U.S. Government Securities	•	•	80+	•	80+

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*

[1] *Ultra-Short Duration Government and Short Duration Government Funds may only invest in asset-backed securities that are issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises.*

[2] *Includes issuers domiciled in one country and issuing securities denominated in the currency of another. Non-dollar securities are not permitted for the Enhanced Income Fund.*

[3] *Of the Funds' investments in foreign securities, 10% of each Fund's total assets in the aggregate may be invested in emerging country securities.*

Municipal Income Fund	Core Fixed Income Fund	Global Income Fund	High Yield Municipal Fund	High Yield Fund
•	•	•	•	•
—	•	•	—	•
•	•	—	•	•
•	•	•	•	•
—	10[3]	10[3]	—	25[7]
•	•	•	•	•
—	25	•	—	•[7]
—	—	—	—	•
—	•	•	—	•
—	•	•	—	•
—	•	•	—	•
—	•	•	—	•
—	•	•	—	•
—	—	—	65+[4]	80+[4]
—	—	—	—	•
•	•	•	•	•
20	•	—	20	•
80+	•	—	80+	•
•[5]	•	•	•[5,6]	•[6]
•	•	•	•	•

[4] High Yield Municipal and High Yield Funds will invest at least 65% and 80%, of their Total Assets and Net Assets, respectively, in lower grade securities under normal circumstances.

[5] Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds may invest no more than 20% of their Net Assets in taxable investments under normal market conditions. Under unusual conditions, taxable investments may exceed this percentage.

[6] High Yield Municipal and High Yield Funds may for this purpose invest in investment and high grade securities without limit.

[7] The High Yield Fund may invest up to 25% of its total assets in securities not denominated in U.S. dollars and in emerging country securities denominated in any currency.

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Enhanced Income Fund	Ultra-Short Duration Government Fund	Short Duration Government Fund	Short Duration Tax-Free Fund	Government Income Fund
NAV	•	•	•	•	•
Interest Rate	•	•	•	•	•
Credit/Default	•	•	•	•	•
Call	•	•	•	•	•
Extension	•	•	•	•	•
Derivatives	•	•	•	•	•
U.S. Government Securities	•	•	•	•	•
Market	•	•	•	•	•
Management	•	•	•	•	•
Liquidity	•	•	•	•	•
Non-Diversification	—	—	—	—	—
Foreign	•	—	—	—	—
Emerging Countries	—	—	—	—	—
Junk Bond	—	—	—	—	—
Tax	—	—	—	•	—
Concentration	—	—	—	•	—

Municipal Income Fund	Core Fixed Income Fund	Global Income Fund	High Yield Municipal Fund	High Yield Fund
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
—	—	•	•	—
—	•	•	—	•
—	•	•	—	•
—	—	—	•	•
•	—	—	•	—
•	—	•	•	—

All Funds:

- *NAV Risk*—The risk that the net asset value (''NAV'') of the Fund and the value of your investment will fluctuate.

- *Interest Rate Risk*—The risk that when interest rates increase, fixed-income securities held by a Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.

- *Credit/Default Risk*—The risk that an issuer or guarantor of fixed-income securities held by a Fund (which may have low credit ratings) may default on its obligation to pay interest and repay principal. With respect to the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds this risk includes the risk of default on foreign letters of credit or guarantees that back Municipal Securities.

- *Call Risk*—The risk that an issuer will exercise its right to pay principal on an obligation held by a Fund (such as a Mortgage-Backed Security) earlier than expected. This may happen when there is a decline in interest rates. Under these circumstances, a Fund may be unable to recoup all of its initial investment and will also suffer from having to reinvest in lower yielding securities.

- *Extension Risk*—The risk that an issuer will exercise its right to pay principal on an obligation held by a Fund (such as a Mortgage-Backed Security) later than expected. This may happen when there is a rise in interest rates. Under these circumstances, the value of the obligation will decrease, and a Fund will also suffer from the inability to invest in higher yielding securities.

- *Derivatives Risk*—The risk that loss may result from a Fund's investments in options, futures, swaps, options on swaps, structured securities and other derivative investments. These instruments may be leveraged so that small changes may produce disproportionate losses to a Fund.

- *U.S. Government Securities Risk*—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Many U.S. Government Securities purchased by the Funds, such as those issued by the Federal National Mortgage Association (''Fannie Mae'') and Federal Home Loan Mortgage Corporation (''Freddie Mac''), are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by a Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

- *Market Risk*—The risk that the value of the securities in which a Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors and/or general economic conditions. Price changes may be temporary or last for extended periods. A Fund's investments may be overweighted from time to time in one or more industry sectors, which will increase a Fund's exposure to risk of loss from adverse developments affecting those sectors.

- **Management Risk**—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.
- **Liquidity Risk**—The risk that a Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Funds that invest in non-investment grade fixed-income securities or emerging country issuers will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within these investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate. The Goldman Sachs Asset Allocation Portfolios (the ''Asset Allocation Portfolios'') expect to invest a significant percentage of their assets in the Funds and other funds for which Goldman Sachs now or in the future acts as investment adviser or underwriter. Redemptions by an Asset Allocation Portfolio of its position in a Fund may further increase liquidity risk and may impact a Fund's NAV.

Specific Funds:

- **Non-Diversification Risk**—The Global Income and High Yield Municipal Funds are non-diversified, meaning that each Fund is permitted to invest more of its assets in fewer issuers than ''diversified'' mutual funds. Thus, each Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.
- **Foreign Risk**—The Enhanced Income, Core Fixed Income, Global Income and High Yield Funds will be subject to risks of loss with respect to their foreign investments that are not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. The Funds will also be subject to the risk of negative foreign currency rate fluctuations. Foreign risks will normally be greatest when a Fund invests in issuers located in emerging countries.
- **Emerging Countries Risk**—The Core Fixed Income, Global Income and High Yield Funds may invest in emerging countries. The securities markets of Asian, Latin and South American, Eastern European, African and other emerging countries are less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. These risks are not normally associated with investments in more developed countries.
- **''Junk Bond'' Risk**—The High Yield Municipal and High Yield Funds will invest in non-investment grade fixed-income securities (commonly known as ''junk bonds'') that are considered predominantly speculative by traditional investment

23

standards. Non-investment grade fixed-income securities and unrated securities of comparable credit quality are subject to the increased risk of an issuer's inability to meet principal and interest payment obligations. These securities may be subject to greater price volatility due to such factors as specific corporate or municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity.

■ *Tax Risk*—The Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds may be more adversely impacted by changes in tax rates and policies than the other Funds. Because interest income from Municipal Securities is normally not subject to regular federal income taxation, the attractiveness of Municipal Securities in relation to other investment alternatives is affected by changes in federal income tax rates or changes in the tax-exempt status of interest income from Municipal Securities. Any proposed or actual changes in such rates or exempt status, therefore, can significantly affect the demand for and supply, liquidity and marketability of Municipal Securities. This could in turn affect a Fund's net asset value and ability to acquire and dispose of Municipal Securities at desirable yield and price levels. Additionally, these Funds would not be a suitable investment for IRAs, other tax-exempt or tax-deferred accounts or for other investors who are not sensitive to the federal, state or local income tax consequences of their investments.

■ *Concentration Risk*—The risk that if the Short Duration Tax-Free Fund, Municipal Income Fund, Global Income Fund or High Yield Municipal Fund invests more than 25% of its total assets in issuers within the same country, state, industry or economic sector, an adverse economic, business or political development may affect the value of the Fund's Investments more than if its investments were not so concentrated. At the October 31, 2002 fiscal year end of the High Yield Municipal Fund, the Fund had invested more than 25% of its assets in the Municipal Securities of issuers located in Florida. In addition, the Global Income Fund may invest more than 25% of its total assets in the securities of corporate and governmental issuers located in each of Canada, Germany, Japan and the United Kingdom, as well as in the securities of U.S. issuers. Concentration of the Global Income Fund's investments in such issuers will subject the Fund, to a greater extent than if investments were less concentrated, to losses arising from adverse developments affecting those issuers or countries.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

The bar chart and table provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Institutional Shares from year to year for up to the last ten years; and (b) how the average annual total returns of a Fund's Institutional Shares compare to those of broad-based securities market indices. The bar chart and table assume reinvestment of dividends and distributions. A Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Fund's Institutional Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on distributions on a Fund's Institutional Shares (*i.e.*, dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Institutional Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Fund's Institutional Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 38.6% for ordinary income dividends and 20% for long-term capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Fund Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

25

Enhanced Income Fund



TOTAL RETURN

CALENDAR YEAR

Best Quarter*
Q1 '01   +2.23%

Worst Quarter*
Q3 '02   +0.43%

7.02%

3.03%

2001   2002

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	Since Inception
Institutional Shares (Inception 8/2/00)		
Returns Before Taxes	3.03%	5.68%
Returns After Taxes on Distributions**	1.43%	3.63%
Returns After Taxes on Distributions and Sale of Fund Shares**	1.85%	3.53%
Six-Month U.S. Treasury Bill Index***	2.21%	4.23%
One-Year U.S. Treasury Note Index***	3.28%	5.33%
Lehman Brothers Mutual Fund Short (1-2) U.S. Government Index****	5.13%	7.14%

   * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*
  ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*
 *** *The Six-Month U.S. Treasury Bill Index and One-Year U.S. Treasury Note Index, as reported by Merrill Lynch, do not reflect any deduction for fees, expenses or taxes.*
**** *The Lehman Brothers Mutual Fund Short (1-2) U.S. Government Index, an unmanaged index, does not reflect any deduction for fees, expenses or taxes.*

Ultra-Short Duration Government Fund

TOTAL RETURN

Best Quarter*
Q4 '00   +2.29%

Worst Quarter*
Q2 '94   +0.14%

CALENDAR YEAR



AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	10 Years	Since Inception
Institutional Shares (Inception 7/17/91)				
Returns Before Taxes	3.16%	5.26%	5.25%	5.39%
Returns After Taxes on Distributions**	1.52%	3.08%	3.04%	3.22%
Returns After Taxes on Distributions and Sale of Fund Shares**	1.92%	3.14%	3.10%	3.26%
Six-Month U.S. Treasury Bill Index***	2.21%	4.81%	4.87%	4.91%
One-Year U.S. Treasury Note Index***	3.28%	5.30%	5.19%	5.40%
Lehman Brothers Mutual Fund Short (1-2) U.S. Government Index****	5.13%	6.19%	5.84%	6.13%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Six-Month U.S. Treasury Bill Index and One-Year U.S. Treasury Note Index, as reported by Merrill Lynch, do not reflect any deduction for fees, expenses or taxes.*

**** *The Lehman Brothers Mutual Fund Short (1-2) U.S. Government Index, an unmanaged index, does not reflect any deduction for fees, expenses or taxes.*
Effective July 1, 2002, the Adjustable Rate Government Fund was renamed the Ultra-Short Duration Government Fund.

Short Duration Government Fund



TOTAL RETURN   **CALENDAR YEAR**

Best Quarter*
Q3 '01   +3.77%

Worst Quarter*
Q1 '94   −0.63%

Bar chart values by year:
1993: 4.96%
1994: 0.45%
1995: 11.01%
1996: 5.82%
1997: 6.99%
1998: 5.74%
1999: 3.14%
2000: 8.50%
2001: 8.75%
2002: 6.94%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	10 Years	Since Inception
Institutional Shares (Inception 8/15/88)				
Returns Before Taxes	6.94%	6.60%	6.19%	6.97%
Returns After Taxes on Distributions**	5.06%	4.18%	3.69%	3.79%
Returns After Taxes on Distributions and Sale of				
Fund Shares**	4.23%	4.06%	3.67%	3.73%
Two-Year U.S. Treasury Note Index***	6.87%	6.13%	5.84%	6.79%
Lehman Brothers Mutual Fund Short (1-3)				
U.S. Government Index****	6.01%	6.51%	6.07%	7.06%

  * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time
    period covered by the bar chart.*

 ** *After-tax returns are calculated using the historical highest individual federal marginal income
    tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on
    an investor's tax situation and may differ from those shown. In addition, the after-tax returns
    shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such
    as 401(k) plans or individual retirement accounts.*

 *** *The Two-Year U.S. Treasury Note Index, as reported by Merrill Lynch, does not reflect any
    deduction for fees, expenses or taxes.*

**** *The Lehman Brothers Mutual Fund Short (1-3) U.S. Government Index, an unmanaged index,
    does not reflect any deduction for fees, expenses or taxes.*

Short Duration Tax-Free Fund

TOTAL RETURN

Best Quarter*
Q2 '02   +2.58%

Worst Quarter*
Q1 '94   −1.79%

CALENDAR YEAR



1993   6.20%
1994   -0.45%
1995   6.73%
1996   4.71%
1997   5.37%
1998   4.69%
1999   1.23%
2000   5.53%
2001   5.54%
2002   5.82%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	10 Years	Since Inception
Institutional Shares (Inception 10/1/92)				
Returns Before Taxes	5.82%	4.55%	4.52%	4.53%
Returns After Taxes on Distributions**	5.82%	4.55%	4.33%	4.32%
Returns After Taxes on Distributions and Sale of Fund Shares**	4.74%	4.42%	4.25%	4.24%
Lehman Brothers Three-Year Municipal Bond Index***	6.73%	5.32%	5.21%	5.18%
Lehman Brothers 1-3 Year Municipal Bond Index****	4.98%	4.81%	N/A	N/A

   * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

  ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

 *** *The Lehman Brothers Three-Year Municipal Bond Index, an unmanaged index, does not reflect any deduction for fees, expenses or taxes.*

**** *Effective November 22, 2002, the Lehman Brothers 1-3 Year Municipal Bond Index replaced the Lehman Brothers Three-Year Municipal Bond Index as the Fund's benchmark. In an attempt to lower the Fund's volatility, the Investment Adviser lowered the Fund's duration from 2.5 years to 2.2 years. As a result, the Lehman Brothers Three-Year Municipal Bond Index was no longer an appropriate benchmark against which to measure the Fund's performance in the Investment Adviser's opinion, and as such the Lehman Brothers 1-3 Year Municipal Bond Index became the Fund's new index, as its duration range is more consistent with that of the Fund. The Lehman Brothers 1-3 Year Municipal Bond Index, an unmanaged index, represents investment grade municipal bonds with maturities greater than one year and less than 4 years, and does not reflect any deduction for fees, expenses or taxes.*

Government Income Fund

Best Quarter*
Q4 '00   +4.83%

Worst Quarter*
Q2 '99   −0.98%



AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Institutional Shares (Inception 8/15/97)			
Returns Before Taxes	9.91%	7.35%	7.67%
Returns After Taxes on Distributions**	7.83%	4.69%	4.95%
Returns After Taxes on Distributions and Sale of Fund Shares**	6.05%	4.56%	4.79%
Lehman Brothers Mutual Fund Government/Mortgage Index***	10.06%	7.55%	7.88%

  * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

 ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Lehman Brothers Mutual Fund Government/Mortgage Index, an unmanaged index, does not reflect any deduction for fees, expenses or taxes.*

Municipal Income Fund



TOTAL RETURN

CALENDAR YEAR

Best Quarter*
Q4 '00   +4.39%

Worst Quarter*
Q2 '99   −2.80%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Institutional Shares (Inception 8/15/97)			
Returns Before Taxes	8.39%	5.22%	5.76%
Returns After Taxes on Distributions**	8.39%	5.17%	5.71%
Returns After Taxes on Distributions and Sale of Fund Shares**	7.10%	5.11%	5.56%
Lehman Brothers Aggregate Municipal Bond Index***	9.60%	6.06%	6.39%

  * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

  ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Lehman Brothers Aggregate Municipal Bond Index is an unmanaged broad-based total return index composed of approximately 8,000 investment grade, fixed rate, and tax-exempt issues, with a remaining maturity of at least one year. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Core Fixed Income Fund

CALENDAR YEAR



1995	1996	1997	1998	1999	2000	2001	2002
18.09%	4.02%	9.51%	7.96%	-1.02%	11.55%	8.40%	8.63%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Institutional Shares (Inception 1/5/94)			
Returns Before Taxes	8.63%	7.02%	7.06%
Returns After Taxes on Distributions**	6.29%	4.39%	4.35%
Returns After Taxes on Distributions and Sale of Fund Shares**	5.25%	4.30%	4.28%
Lehman Brothers Aggregate Bond Index***	10.25%	7.54%	7.27%

  * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

 ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Lehman Brothers Aggregate Bond Index represents an unmanaged diversified portfolio of fixed-income securities, including U.S. Treasuries, investment-grade corporate bonds, and mortgage-backed and asset-backed securities. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Global Income Fund



TOTAL RETURN

Best Quarter*
Q3 '98   +5.70%

Worst Quarter*
Q2 '99   −1.60%

CALENDAR YEAR

9.89% 10.31% 10.85%   9.47%

-0.89%   5.13% 6.48%

1996 1997 1998 1999 2000 2001 2002

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Institutional Shares (Inception 8/1/95)			
Returns Before Taxes	6.48%	6.13%	7.94%
Returns After Taxes on Distributions**	4.66%	3.58%	4.98%
Returns After Taxes on Distributions and Sale of Fund Shares**	3.94%	3.64%	4.91%
J.P. Morgan Global Government Bond Index (hedged)***	8.41%	7.45%	8.55%

  * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

 ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The J.P. Morgan Global Government Bond Index (hedged), an unmanaged index, does not reflect any deduction for fees, expenses or taxes.*

High Yield Municipal Fund



TOTAL RETURN

CALENDAR YEAR

Best Quarter*
Q1 '01   +3.81%

Worst Quarter*
Q4 '01   −0.38%

7.94%

7.72%

2001   2002

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	Since Inception
Institutional Shares (Inception 4/3/00)		
Returns Before Taxes	7.94%	8.15%
Returns After Taxes on Distributions**	7.94%	8.11%
Returns After Taxes on Distributions and Sale of Fund Shares**	7.26%	7.78%
Lehman Brothers High Yield Municipal Index***	1.97%	4.02%
Lehman Brothers Aggregate Municipal Bond Index****	9.60%	8.47%

   * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

  ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

 *** *The Lehman Brothers High Yield Municipal Index is an unmanaged index made up of bonds that are non-investment grade, unrated, or rated below Ba1 by Moody's Investors Services with a remaining maturity of at least one year. The Index does not reflect any deduction for fees, expenses or taxes.*

**** *The Lehman Brothers Aggregate Municipal Bond Index is an unmanaged broad-based total return index composed of approximately 8,000 investment grade, fixed rate, and tax-exempt issues, with a remaining maturity of at least one year. The Index does not reflect any deduction for fees, expenses, or taxes.*

High Yield Fund



CALENDAR YEAR

3.32%   4.89%   -4.00%   5.88%   -0.19%

1998   1999   2000   2001   2002

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Institutional Shares (Inception 8/1/97)			
Returns Before Taxes	−0.19%	1.91%	2.56%
Returns After Taxes on Distributions**	−3.98%	−1.97%	−1.29%
Returns After Taxes on Distributions and Sale of Fund Shares**	−0.16%	−0.35%	0.19%
Lehman Brothers U.S. Corporate High Yield Bond Index***	−1.40%	0.38%	1.03%

  * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*
 ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*
*** *The Lehman Brothers U.S. Corporate High Yield Bond Index is a total return performance benchmark for fixed-income securities having a maximum quality rating of Ba1 (as determined by Moody's Investors Service), a minimum amount outstanding of $100 million and at least one year to maturity. The Index is unmanaged and does not reflect any deduction for fees, expenses or taxes.*

Fund Fees and Expenses (Institutional Shares)

This table describes the fees and expenses that you would pay if you buy and hold Institutional Shares of a Fund.

	Enhanced Income Fund	Ultra-Short Duration Government Fund	Short Duration Government Fund	Short Duration Tax-Free Fund
Shareholder Fees (fees paid directly from your investment):				
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None	None
Maximum Deferred Sales Charge (Load)	None	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None	None
Redemption Fees	None	None	None	None
Exchange Fees	None	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[1]				
Management Fees[2]	0.25%	0.40%	0.50%	0.40%
Distribution and Service (12b-1) Fees	None	None	None	None
Other Expenses[3]	0.07%	0.08%	0.14%	0.22%
Total Fund Operating Expenses*	0.32%	0.48%	0.64%	0.62%

See page 38 for all other footnotes.

* As a result of current waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred as of the date of this Prospectus are as set forth below. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Enhanced Income Fund	Ultra-Short Duration Government Fund	Short Duration Government Fund	Short Duration Tax-Free Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[1]				
Management Fees[2]	0.20%	0.40%	0.50%	0.35%
Distribution and Service (12b-1) Fees	None	None	None	None
Other Expenses[3]	0.05%	0.08%	0.04%	0.04%
Total Fund Operating Expenses (after current waivers and expense limitations)	0.25%	0.48%	0.54%	0.39%

	Government Income Fund	Municipal Income Fund	Core Fixed Income Fund	Global Income Fund	High Yield Municipal Fund	High Yield Fund
	None	None	None	None	None	None
	None	None	None	None	None	None
	None	None	None	None	None	None
	None	None	None	None	None	None
	None	None	None	None	None	None
	0.65%	0.55%	0.40%	0.90%	0.55%	0.70%
	None	None	None	None	None	None
	0.19%	0.16%	0.10%	0.17%	0.09%	0.09%
	0.84%	0.71%	0.50%	1.07%	0.64%	0.79%

	Government Income Fund	Municipal Income Fund	Core Fixed Income Fund	Global Income Fund	High Yield Municipal Fund	High Yield Fund
	0.54%	0.50%	0.40%	0.65%	0.55%	0.70%
	None	None	None	None	None	None
	0.04%	0.04%	0.10%	0.04%	0.04%	0.06%
	0.58%	0.54%	0.50%	0.69%	0.59%	0.76%

37

Fund Fees and Expenses continued

[1] *The Funds' annual operating expenses are based on actual expenses.*

[2] *The Investment Adviser has voluntarily agreed not to impose a portion of the management fee on the Enhanced Income, Short Duration Tax-Free, Government Income, Municipal Income and Global Income Funds equal to 0.05%, 0.05%, 0.11%, 0.05% and 0.25%, respectively of such Fund's average daily net assets.* **As a result of fee waivers, the current management fees of the Enhanced Income, Short Duration Tax-Free, Government Income, Municipal Income and Global Income Funds are 0.20%, 0.35%, 0.54%, 0.50% and 0.65%, respectively, of such Funds' average daily net assets. The waivers may be terminated at any time at the option of the Investment Adviser.**

[3] *''Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of each Fund's Institutional Shares, plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''Other Expenses'' of each Fund (excluding management fees, transfer agency fees and expenses, taxes, interest, brokerage fees and litigation, indemnification, shareholder meetings and other extraordinary expenses) to the following percentages of each Fund's average daily net assets:*

Fund	Other Expenses
Enhanced Income	0.01%
Ultra-Short Duration Government	0.05%
Short Duration Government	0.00%
Short Duration Tax-Free	0.00%
Government Income	0.00%
Municipal Income	0.00%
Core Fixed Income	0.10%
Global Income	0.00%
High Yield Municipal	0.00%
High Yield	0.02%

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Institutional Shares of a Fund for the time periods indicated and then redeem all of your Institutional Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Enhanced Income	$ 33	$103	$180	$ 406
Ultra-Short Duration Government	$ 49	$154	$269	$ 604
Short Duration Government	$ 65	$205	$357	$ 798
Short Duration Tax-Free	$ 63	$199	$346	$ 774
Government Income	$ 86	$268	$466	$1,037
Municipal Income	$ 73	$227	$395	$ 883
Core Fixed Income	$ 51	$160	$280	$ 628
Global Income	$109	$340	$590	$1,306
High Yield Municipal	$ 65	$205	$357	$ 798
High Yield	$ 81	$252	$439	$ 978

Institutions that invest in Institutional Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your institution for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain institutions that invest in Institutional Shares may receive other compensation in connection with the sale and distribution of Institutional Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Other Information'' in the Additional Statement.

Service Providers

Investment Adviser	Fund
Goldman Sachs Asset Management ("GSAM") 32 Old Slip New York, New York 10005	Enhanced Income Short Duration Tax-Free Government Income Municipal Income Core Fixed Income High Yield Municipal High Yield
Goldman Sachs Funds Management, L.P. ("GSFM") 32 Old Slip New York, New York 10005	Ultra-Short Duration Government Short Duration Government
Goldman Sachs Asset Management International ("GSAMI") Procession House 55 Ludgate Hill London England EC4M 7JW	Global Income

GSAM is a business unit of the Investment Management Division ("IMD") of Goldman Sachs. Goldman Sachs registered as an investment adviser in 1981. GSAMI, a member of the Investment Management Regulatory Organization Limited since 1990 and a registered investment adviser since 1991, is an affiliate of Goldman Sachs. GSFM, a registered investment adviser since 1990, is a Delaware limited partnership which is an affiliate of Goldman Sachs. As of December 31, 2002, GSAM, GSAMI, and GSFM, along with other units of IMD, had assets under management of $329.6 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser makes the investment decisions for the Funds and places purchase and sale orders for the Funds' portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Funds, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs, and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.

The Investment Adviser also performs the following additional services for the Funds:
- Supervises all non-advisory operations of the Funds
- Provides personnel to perform necessary executive, administrative and clerical services to the Funds
- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the Securities and Exchange Commission (the ''SEC'') and other regulatory authorities
- Maintains the records of each Fund
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

	Contractual Rate	Actual Rate For the Fiscal Year Ended October 31, 2002
GSAM:		
Enhanced Income	0.25%	0.20%
Short Duration Tax-Free	0.40%	0.35%
Government Income	0.65%	0.54%
Municipal Income	0.55%	0.50%
Core Fixed Income	0.40%	0.40%
High Yield Municipal	0.55%	0.55%
High Yield	0.70%	0.70%
GSFM:		
Ultra-Short Duration Government	0.40%	0.40%
Short Duration Government	0.50%	0.50%
GSAMI:		
Global Income	0.90%	0.65%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

FUND MANAGERS

Jonathan Beinner, a Managing Director of Goldman Sachs, is the Chief Investment Officer and a Co-Head of the U.S. and Global Fixed Income portfolio management teams. Mr. Beinner joined the Investment Adviser in 1990, and became a portfolio manager in 1992. Prior to being named Chief Investment Officer, Mr. Beinner was Co-Head of the U.S. Fixed Income portfolio management team.

Tom Kenny, a Managing Director of Goldman Sachs, is a Co-Head of the U.S. and Global Fixed Income portfolio management teams. Mr. Kenny joined the Investment Adviser in 1999 as a senior portfolio manager. Prior to joining the Investment Adviser, he spent 13 years at Franklin Templeton where he was a portfolio manager of high yield municipal and municipal funds, Director of Municipal Research and Director of the Municipal Bond Department.

Fixed Income Portfolio Management Team

- The fixed-income portfolio management team is comprised of a deep team of sector specialists
- The team strives to maximize risk-adjusted returns by de-emphasizing interest rate anticipation and focusing on security selection and sector allocation
- The team manages approximately $85.5 billion in fixed-income assets for retail, institutional and high net worth clients

U.S. Fixed Income-Investment Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
James B. Clark Managing Director, Co-Head U.S. Fixed Income Team	**Senior Portfolio Manager— Enhanced Income Ultra-Short Duration Government Short Duration Government Government Income Core Fixed Income**	**Since 2000 1994 1994 1994 2000**	**Mr. Clark joined the Investment Adviser in 1994 as a portfolio manager after working as an investment manager in the mortgage-backed securities group at Travelers Insurance Company.**

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Christopher Sullivan Managing Director, Co-Head U.S. Fixed Income Team	**Senior Portfolio Manager— Enhanced Income Ultra-Short Duration Government Short Duration Government Government Income Core Fixed Income**	**Since 2001 2001 2001 2001 2001**	Mr. Sullivan joined the Investment Adviser in 2001 as a portfolio manager and as Co-Head of the U.S. Fixed Income Team. Since 1997, he was a senior member of the account management group of Pacific Investment Management Company (PIMCO). Prior to joining PIMCO, he was an equity portfolio manager for Hawaiian Trust Company for three years.
Leslie Barbi Managing Director, Head of U.S. Investment Grade Corporate Team	**Senior Portfolio Manager— Enhanced Income Core Fixed Income**	**Since 2001 2001**	Ms. Barbi joined the Investment Adviser in 2001 as a senior portfolio manager and as head of the U.S. Investment Grade Corporate Team. Previously, she spent seven years at Pacific Investment Management Company (PIMCO) where she served as an Executive Vice President and, most recently, was the senior portfolio manager responsible for investment grade debt strategies.
James McCarthy Vice President	**Portfolio Manager— Enhanced Income Ultra-Short Duration Government Short Duration Government Government Income Core Fixed Income**	**Since 2000 1995 1995 1995 1995**	Mr. McCarthy joined the Investment Adviser in 1995 after working for Nomura Securities as an assistant vice president.
Thomas D. Teles Vice President	**Portfolio Manager— Enhanced Income Ultra-Short Duration Government Short Duration Government Core Fixed Income**	**Since 2000 2000 2000 2000**	Mr. Teles joined the Investment Adviser in 2000. Prior to his current position, he worked for three years as a mortgage trader and in the research department for Goldman, Sachs & Co.
Mark Van Wyk Vice President	**Portfolio Manager— Enhanced Income Ultra-Short Duration Government Short Duration Government Government Income Core Fixed Income**	**Since 2000 1994 1994 1994 1994**	Mr. Van Wyk joined the Investment Adviser in 1994 and specializes in U.S. government and financial derivatives. He worked with an options trading firm prior to joining the Investment Adviser.
Peter D. Dion Vice President	**Portfolio Manager— Enhanced Income Ultra-Short Duration Government Short Duration Government Government Income Core Fixed Income**	**Since 2000 1995 1995 1995 1995**	Mr. Dion joined the Investment Adviser in 1992. From 1994 to 1995 he was an associate portfolio manager. He became a portfolio manager in 1995.

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Stig S. Hansen **Vice President**	**Portfolio Manager—** **Enhanced Income** **Ultra-Short Duration** **Government** **Short Duration Government** **Government Income** **Core Fixed Income**	**Since** **2000** **1997** **1997** **1997** **1997**	**Mr. Hansen joined the Investment Adviser in 1997 and specializes in U.S. government and agency securities. Prior to joining the Investment Adviser, he spent one year as an Investment Officer at the Travelers Group and was a portfolio manager with MIMCO (MetLife Investment Management Corp.).**
Steven Kuhn **Vice President**	**Portfolio Manager—** **Ultra-Short Duration** **Government** **Short Duration Government** **Government Income** **Core Fixed Income**	**Since** **2002** **2002** **2002** **2002**	**Mr. Kuhn joined the Investment Adviser in 2002 as a portfolio manager. Prior to his current position, he worked at Citadel Investment Group for two and one half years, where he was primarily responsible for Japanese convertible bond arbitrage and contributed in the development of risk models and portfolio analytics. Prior to joining Citadel Investment Group, he worked for six years in mortgage backed securities with Cargill Investments and Piper Capital Management.**

U.S. Fixed Income-Municipal Investment Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Ben Barber **Vice President** **Head of U.S. Municipal Team**	**Senior Portfolio Manager—** **Short Duration Tax-Free** **Municipal Income** **High Yield Municipal**	**Since** **1999** **1999** **2000**	**Mr. Barber joined the Investment Adviser in 1999 as a portfolio manager. Prior to his current position, he managed high yield municipal and municipal bond funds at Franklin Templeton for eight years.**
Tom Kenny **Managing Director and** **Co-Head U.S. Fixed Income Team**	**Senior Portfolio Manager—** **High Yield Municipal**	**Since** **2000**	**Mr. Kenny joined the Investment Adviser in 1999 as a senior portfolio manager. Previously, he spent 13 years at Franklin Templeton where he was a portfolio manager of high yield municipal and municipal funds, Director of Municipal Research and Director of the Municipal Bond Department.**

44

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Kenneth Potts Vice President	**Portfolio Manager—** **Short Duration Tax-Free** **Municipal Income**	**Since** **2000** **2000**	**Mr. Potts joined the Investment Adviser in 1997 as a portfolio manager. He is also responsible for managing municipal securities for the Goldman Sachs money market funds. Prior to his current position, he spent eight years at Prudential Insurance Co., primarily as a short-term tax-exempt portfolio manager.**
Scott Diamond Vice President	**Portfolio Manager—** **Short Duration Tax-Free** **Municipal Income** **High Yield Municipal**	**Since** **2002** **2002** **2002**	**Mr. Diamond joined the Investment Adviser in 2002 as a portfolio manager. Before joining the Investment Adviser, Mr. Diamond worked for Prudential Financial for nine years where he served as the portfolio manager for national and state specific mutual funds, as well as managing the municipal portfolio of several institutional accounts.**

U.S. Fixed Income-High Yield Investment Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Andrew Jessop Managing Director and Head of High Yield Team	**Senior Portfolio Manager—** **High Yield**	**Since** **1997**	**Mr. Jessop joined the Investment Adviser in 1997 as a portfolio manager. He is responsible for managing high yield assets. Previously, he worked six years managing high yield portfolios at Saudi International Bank in London.**
Diana Gordon Vice President	**Portfolio Manager—** **High Yield**	**Since** **2001**	**Ms. Gordon joined the Investment Adviser in 1999 covering the high yield technology and communications sectors in addition to trading. Before joining the Investment Adviser, she was a high yield portfolio manager at Saudi International Bank.**

45

Global Fixed Income—Investment Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Andrew Wilson Managing Director and Co-Head Global Fixed Income Team	**Senior Portfolio Manager— Global Income**	**Since 1995**	**Mr. Wilson joined the Investment Adviser in 1995 as a portfolio manager. Prior to his current position, he spent three years as an Assistant Director at Rothschild Asset Management, where he was responsible for managing global and international bond portfolios with specific focus on the U.S., Canadian, Australian and Japanese economies.**
Philip Moffitt Managing Director and Co-Head Global Fixed Income Team	**Senior Portfolio Manager— Global Income**	**Since 2000**	**Mr. Moffitt joined the Investment Adviser in 1999 as a portfolio manager. Prior to joining the Investment Adviser he worked for three years as a proprietary trader for Tokai Asia Ltd in Hong Kong. Before that Mr. Moffitt spent ten years with Bankers Trust Asset Management in Australia, where he was a Managing Director responsible for all active global fixed income funds as well as a member of the Asset Allocation Committee.**
James Cielinski Executive Director	**Senior Portfolio Manager— Global Income**	**Since 2000**	**Mr. Cielinski joined the Investment Adviser in 1998 as a portfolio manager. Prior to his current position, he spent five years at Utah Retirement Systems, where he managed the fixed income group.**
Kevin Zhao Executive Director	**Senior Portfolio Manager— Global Income**	**Since 2002**	**Mr. Zhao joined the Investment Adviser in 1994. Prior to joining the Investment Adviser he worked in the Goldman Sachs Fixed Income Proprietary Trading Group in London where he traded bonds, derivatives and equity products. Prior to that, he worked for the Chinese Central Government on China's industrial policy for two years in Beijing.**
Jennifer Youde Executive Director	**Senior Portfolio Manager— Global Income**	**Since 2000**	**Ms. Youde joined the Investment Adviser in 1996. Prior to joining the Investment Adviser, she worked for thirteen years at CINMan where for her last five years there she headed the bond desk, managing UK, global and index-linked portfolios.**

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606-6372, also serves as the Funds' transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs and its affiliates, and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund to the extent that the Funds' engage in the securities lending program. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

47

Dividends

Each Fund pays dividends from its investment company taxable income and distributions from net realized capital gains. You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply for certain ILA Portfolios. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, your dividends and distributions will be reinvested automatically in the applicable Fund. If cash dividends are elected with respect to the Fund's monthly net investment income dividends, then cash dividends must also be elected with respect to the non-long-term capital gains component, if any, of the Fund's annual dividend.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

Dividends from investment company taxable income and distributions from net capital gains are declared and paid as follows:

| Fund | Investment Income Dividends | | Capital Gains Distributions |
	Declared	Paid	Declared and Paid
Enhanced Income	Daily	Monthly	Annually
Ultra-Short Duration Government	Daily	Monthly	Annually
Short Duration Government	Daily	Monthly	Annually
Short Duration Tax-Free	Daily	Monthly	Annually
Government Income	Daily	Monthly	Annually
Municipal Income	Daily	Monthly	Annually
Core Fixed Income	Daily	Monthly	Annually
Global Income	Monthly	Monthly	Annually
High Yield Municipal	Daily	Monthly	Annually
High Yield	Daily	Monthly	Annually

From time to time a portion of a Fund's dividends may constitute a return of capital.

When you purchase shares of a Fund, part of the NAV per share may be represented by undistributed income or undistributed realized gains that have previously been earned by the Fund. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Institutional Shares.

HOW TO BUY SHARES

How Can I Purchase Institutional Shares Of The Funds?

You may purchase Institutional Shares on any business day at their NAV next determined after receipt of an order. No sales load is charged. You should place an order with Goldman Sachs at 1-800-621-2550 and either:

■ Wire federal funds to The Northern Trust Company ("Northern"), as subcustodian for State Street Bank and Trust Company ("State Street") (each Fund's custodian) on the next business day; *or*

■ Send a check or Federal Reserve draft payable to Goldman Sachs Funds— (Name of Fund and Class of Shares), 4900 Sears Tower, Chicago, IL 60606-6372. The Fund will not accept a check drawn on a foreign bank or a third-party check.

In order to make an initial investment in a Fund, you must furnish to the Fund or Goldman Sachs the Account Application. Purchases of Institutional Shares must be settled within three business days of receipt of a complete purchase order.

In certain instances, Goldman Sachs Trust (the "Trust") may require a signature guarantee in order to effect purchase, redemption or exchange transactions. Signature guarantees must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee.

How Do I Purchase Shares Through A Financial Institution?

Certain institutions (including banks, trust companies, brokers and investment advisers) that provide recordkeeping, reporting and processing services to their customers may be authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

■ A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized institution or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.

■ Authorized institutions or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your institution or intermediary directly to learn whether it is authorized to accept orders for the Trust.

These institutions may receive payments from the Funds or Goldman Sachs for the services provided by them with respect to the Funds' Institutional Shares. These payments may be in addition to other payments borne by the Funds.

The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge to the Funds, to certain institutions and other persons in connection with the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. Additional compensation based on sales may, but is normally not expected to, exceed 0.50% (annualized) of the amount invested.

In addition to Institutional Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Institutional Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

Type of Investor	Minimum Investment
■ Banks, trust companies or other depository institutions investing for their own account or on behalf of their clients ■ Section 401(k), profit sharing, money purchase pension, tax-sheltered annuity, defined benefit pension or other employee benefit plans that are sponsored by one or more employers (including governmental or church employers) or employee organizations ■ State, county, city or any instrumentality, department, authority or agency thereof ■ Corporations with at least $100 million in assets or in outstanding publicly traded securities ■ ''Wrap'' account sponsors (provided they have an agreement covering the arrangement with GSAM) ■ Registered investment advisers investing for accounts for which they receive asset-based fees	$1,000,000 in Institutional Shares of a Fund alone or in combination with other assets under the management of GSAM and its affiliates
■ Individual investors ■ Qualified non-profit organizations, charitable trusts, foundations and endowments ■ Accounts over which GSAM or its advisory affiliates have investment discretion	$10,000,000

The minimum investment requirement may be waived for current and former officers, partners, directors or employees of Goldman Sachs or any of its affiliates or for other investors at the discretion of the Trust's officers. No minimum amount is required for subsequent investments.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

■ Modify or waive the minimum investment amounts.

■ Reject or restrict any purchase or exchange order for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of Institutional Shares of a Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.

■ Close a Fund to new investors from time to time and reopen a Fund whenever it is deemed appropriate by a Fund's Investment Adviser.

The Funds may allow you to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Institutional Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$NAV = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

The Funds' investments are valued based on market quotations, which may be furnished by a pricing service or provided by securities dealers. If accurate quotations are not readily available, the fair value of the Funds' investments may be determined based on yield equivalents, a pricing matrix or other sources, under valuation procedures established by the Trustees. Debt obligations with a remaining maturity of 60 days or less are valued at amortized cost.

■ NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. This occurs after the determination, if any, of income declared as a dividend (except in the case of the Global Income Fund). Fund shares will generally not be priced on any day the New York Stock Exchange is closed.

■ When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form.

■ When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form.

- On any business day when the Bond Market Association (''BMA'') recommends that the securities markets close early, each Fund reserves the right to close at or prior to the BMA recommended closing time. If a Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund's closing time and credit will be given to the next business day.
- The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the offered closing NAV.
- The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

When Will Shares Be Issued And Dividends Begin To Be Paid?

Global Income Fund: If a purchase order is received in proper form before the Fund's NAV is determined, shares will be issued the same day and will be entitled to any dividends declared which have a record date on or after such purchase date.

For all other Funds:
- Shares Purchased by Federal Funds Wire:
  - If a purchase order in proper form specifies a settlement date and is received before the Fund's NAV is determined that day, shares will be issued and dividends will begin to accrue on the purchased shares on the later of (i) the

54

business day after the purchase order is received; or (ii) the day that the federal funds wire is received by State Street.

- If a purchase order in proper form does not specify a settlement date, shares will be issued and dividends will begin to accrue on the business day after payment is received.

■ Shares Purchased by Check or Federal Reserve Draft:
- If a purchase order in proper form specifies a settlement date and is received before the Fund's NAV is determined that day, shares will be issued and dividends will begin to accrue on the business day after payment is received.
- If a purchase order in proper form does not specify a settlement date, shares will be issued and dividends will begin to accrue on the business day after payment is received.

HOW TO SELL SHARES

How Can I Sell Institutional Shares Of The Funds?

You may arrange to take money out of your account by selling (redeeming) some or all of your shares. **Generally, each Fund will redeem its Institutional Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** You may request that redemption proceeds be sent to you by check or by wire (if the wire instructions are on record). Redemptions may be requested in writing or by telephone.

Instructions For Redemptions:	
By Writing:	■ Write a letter of instruction that includes: 　■ Your name(s) and signature(s) 　■ Your account number 　■ The Fund name and Class of Shares 　■ The dollar amount you want to sell 　■ How and where to send the proceeds ■ Mail the request to: 　Goldman Sachs Funds 　4900 Sears Tower 　Chicago, IL 60606-6372
By Telephone:	If you have elected the telephone redemption privilege on your Account Application: ■ 1-800-621-2550 　(8:00 a.m. to 4:00 p.m. New York time)

Certain institutions and intermediaries are authorized to accept redemption requests on behalf of the Funds as described under ''How Do I Purchase Shares Through A Financial Institution?''

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What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: You may arrange for your redemption proceeds to be wired as federal funds to the bank account designated in your Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- To change the bank designated on your Account Application, you must send written instructions signed by an authorized person designated on the Account Application to the Transfer Agent.
- Neither the Trust, Goldman Sachs nor any other institution assumes any responsibility for the performance of your bank or any intermediaries in the transfer process. If a problem with such performance arises, you should deal directly with your bank or any such intermediaries.

By Check: You may elect in writing to receive your redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of a properly executed redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Institutional Shares of each Fund (other than the Global Income Fund) earn dividends declared on the day the shares are redeemed.
- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Institutions (including banks, trust companies, brokers and investment advisers) are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, these institutions may set times by which they must receive redemption requests. These institutions may also require additional documenta-tion from you.

The Trust reserves the right to:

- Redeem your shares if your account balance falls below $50 as a result of earlier redemptions. The Funds will not redeem your shares on this basis if the value of your account falls below the minimum account balance solely as a result of market conditions. The Fund will give you 60 days' prior written notice to allow you to purchase sufficient additional shares of the Fund in order to avoid such redemption.
- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at NAV in additional Institutional Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

You may exchange Institutional Shares of a Fund at NAV for Institutional Shares of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice to you.

Instructions For Exchanging Shares:	

By Writing:	■ Write a letter of instruction that includes:
	  ■ Your name(s) and signature(s)
	  ■ Your account number
	  ■ The Fund names and Class of Shares
	  ■ The dollar amount to be exchanged
	■ Mail the request to:
	Goldman Sachs Funds
	4900 Sears Tower
	Chicago, IL 60606-6372

By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund, except that this requirement may be waived at the discretion of the Trust.
- Telephone exchanges normally will be made only to an identically registered account.
- Shares may be exchanged among accounts with different names, addresses and social security or other taxpayer identification numbers only if the exchange instructions are in writing and are signed by an authorized person designated on the Account Application.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

Restrictions on Excessive Trading Practices. The Trust does not permit market-timing or other excessive trading practices. Purchases and exchanges should be made for long-term investment purposes only. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies, harm Fund performance and negatively impact long-term shareholders. The Trust and Goldman Sachs will not be held liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust (or Goldman Sachs) and its shareholders, the Trust (or Goldman Sachs) will exercise these rights if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together.

What Types Of Reports Will I Be Sent Regarding Investments in Institutional Shares?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication, only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. You will also be provided with a printed confirmation for each transaction in your account and a monthly account statement. The Funds do not generally provide sub-accounting services.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

DISTRIBUTIONS

Each Fund contemplates declaring as dividends each year all or substantially all of its taxable income. Except for exempt-interest dividends paid by the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds, distributions of investment income are taxable as ordinary income for federal tax purposes, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. Distributions from the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds that are designated as ''exempt interest dividends'' are generally not subject to regular federal income tax (but may be subject to state or local taxes). Distributions of short-term capital gains are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. The Funds will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

The Enhanced Income, Core Fixed Income, Global Income and High Yield Funds may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Funds may deduct these taxes in computing their taxable income. Shareholders of the Global Income Fund may be entitled to claim a credit or a deduction with respect to foreign taxes if the Fund elects to pass through these taxes to you. Your January statement will provide the relevant foreign tax information to you.

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The Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds expect to distribute ''exempt-interest dividends,'' attributable to tax-exempt interest earned by those Funds. However, investments in tax-exempt bonds can also result in the recognition of income or gain by a Fund, and thereby cause a portion of the Fund's distributions to shareholders to be taxable. Thus, if the value of a bond appreciates while the Fund owns it (aside from appreciation attributable to original issue discount on the bond), and the Fund then sells the bond at a gain, that gain will generally not be exempt from tax—whether or not the interest income on the bond is exempt. Gain recognized by a Fund on sales of appreciated bonds will generally be short-term or long-term capital gain depending on whether the Fund has held the bonds for more than one year, but ''market discount'' bonds can cause the Fund to recognize ordinary income. ''Market discount'' is a discount at which a bond is purchased that is attributable to a decline in the value of a bond after its original issuance. The market discount is then taken into account ratably over the bond's remaining term to maturity, and the portion that accrues during the Fund's holding period for the bond is generally treated as taxable ordinary income to the extent of any realized gain on the bond upon disposition or maturity. Distributions attributable to ordinary income and short-term capital gain recognized by the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds will be taxable to you as ordinary income. Distributions attributable to the excess of Fund net long-term capital gains over net short-term capital losses, and designated by the Fund as ''capital gain dividends,'' will be taxable to you as long-term capital gain.

You should note that exempt-interest dividends paid by the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds may be a preference item when determining your federal alternative minimum tax liability. Exempt-interest dividends are also taken into account in determining the taxable portion of social security or railroad retirement benefits. Any interest on indebtedness incurred by you to purchase or carry shares in the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds generally will not be deductible for federal income tax purposes.

If you buy shares of a Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a

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sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends that were received on the shares. In addition, any loss realized on shares held for six months or less will be disallowed to the extent of any exempt-interest dividends that were received on the shares.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold a percentage of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so. For payments made during 2003, the withholding rate is 30% and for payments made during 2004, the withholding rate will be 29%. Lower rates are scheduled to apply in certain later years.

Non-U.S. investors may be subject to U.S. withholding and estate tax.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A. General Portfolio Risks

The Funds will be subject to the risks associated with fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase (although many mortgage related securities will have less potential than other debt securities for capital appreciation during periods of declining rates). Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that the issuer or guarantor could default on its obligations, and a Fund will not recover its investment. Call risk and extension risk are normally present in adjustable rate mortgage loans (''ARMs''), Mortgage-Backed Securities and asset-backed securities. For example, homeowners have the option to prepay their mortgages. Therefore, the duration of a security backed by home mortgages can either shorten (call risk) or lengthen (extension risk). In general, if interest rates on new mortgage loans fall sufficiently below the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to increase. Conversely, if mortgage loan interest rates rise above the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to decrease. In either case, a change in the prepayment rate can result in losses to investors. The same would be true of asset-backed securities, such as securities backed by car loans.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for a Fund. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by a Fund and its shareholders and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of a Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less. See ''Financial Highlights'' in Appendix B for a statement of the Funds' historical portfolio turnover rates.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed

without shareholder approval. You should note, however, that all investment objectives and all investment policies not specifically designated as fundamental are non-fundamental, and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs.

B.   Other Portfolio Risks

Credit/Default Risks. Debt securities purchased by the Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign governments, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's''), or Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or having a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the Investment Adviser to be of comparable credit quality. If a security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, the Fund will not be required to dispose of the security. If a downgrade occurs, the Investment Adviser will consider which action, including the sale of the security, is in the best interest of a Fund and its shareholders.

Certain Funds may invest in fixed-income securities rated BB or Ba or below (or comparable unrated securities) which are commonly referred to as ''junk bonds.'' Junk bonds are considered predominantly speculative and may be questionable as to principal and interest payments.

In some cases, junk bonds may be highly speculative, have poor prospects for reaching investment grade standing and be in default. As a result, investment in such bonds will present greater speculative risks than those associated with investment in investment grade bonds. Also, to the extent that the rating assigned

to a security in a Fund's portfolio is downgraded by a rating organization, the market price and liquidity of such security may be adversely affected.

Risks of Derivative Investments. A Fund's transactions in options, futures, options on futures, swaps, interest rate caps, floors and collars, structured securities, inverse floating-rate securities, stripped mortgage-backed securities and foreign currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Each Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Derivative Mortgage-Backed Securities (such as principal-only (''POs''), interest-only (''IOs'') or inverse floating rate securities) are particularly exposed to call and extension risks. Small changes in mortgage prepayments can significantly impact the cash flow and the market value of these securities. In general, the risk of faster than anticipated prepayments adversely affects IOs, super floaters and premium priced Mortgage-Backed Securities. The risk of slower than anticipated prepayments generally adversely affects POs, floating-rate securities subject to interest rate caps, support tranches and discount priced Mortgage-Backed Securities. In addition, particular derivative securities may be leveraged such that their exposure (*i.e.*, price sensitivity) to interest rate and/or prepayment risk is magnified.

Some floating-rate derivative debt securities can present more complex types of derivative and interest rate risks. For example, range floaters are subject to the risk that the coupon will be reduced below market rates if a designated interest rate floats outside of a specified interest rate band or collar. Dual index or yield curve floaters are subject to lower prices in the event of an unfavorable change in the spread between two designated interest rates.

Risks of Foreign Investments. Certain Funds may make foreign investments. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce

the value of the portfolio security. In addition, if the currency in which a Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United States. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There may be less publicly available information about a foreign issuer than a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States, and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Concentration of a Fund's assets in one or a few countries and currencies will subject a Fund to greater risks than if a Fund's assets were not geographically concentrated.

Investment in sovereign debt obligations by a Fund involves risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and a Fund may have limited recourse to compel payment in the event of a default. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt, and in turn a Fund's NAV, to a greater extent than the volatility inherent in debt obligations of U.S. issuers.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which a sovereign debtor may be subject.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

The new European Central Bank has control over each country's monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long-term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies of other countries that now are or may in the future become members of the European Union (''EU'') will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Funds. Because of the number of countries using this single currency, a significant portion of the assets held by the Funds may be denominated in the euro.

Risks of Emerging Countries. Certain Funds may invest in securities of issuers located in emerging countries. The risks of foreign investment are heightened when the issuer is located in an emerging country. Emerging countries are generally located in the Asia and Pacific regions, Eastern Europe, Latin and South America and Africa. A Fund's purchase and sale of portfolio securities in certain emerging countries may be constrained by limitations relating to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on

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aggregate holdings of foreign investors. Such limitations may be computed based on the aggregate trading volume by or holdings of a Fund, the Investment Adviser, its affiliates and their respective clients and other service providers. A Fund may not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees which may limit investment in such countries or increase the administrative costs of such investments. For example, certain Asian countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the issuer available for purchase by nationals. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by a Fund. The repatriation of both investment income and capital from certain emerging countries is subject to restrictions such as the need for governmental consents. In situations where a country restricts direct investment in securities (which may occur in certain Asian and other countries), a Fund may invest in such countries through other investment funds in such countries.

Many emerging countries have recently experienced currency devaluations and substantial (and, in some cases, extremely high) rates of inflation. Other emerging countries have experienced economic recessions. These circumstances have had a negative effect on the economies and securities markets of those emerging countries. Economies in emerging countries generally are dependent heavily upon commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

Many emerging countries are subject to a substantial degree of economic, political and social instability. Governments of some emerging countries are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging countries have periodically used force to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging countries. Unanticipated political or social developments may result in sudden and significant investment

losses. Investing in emerging countries involves greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested. As an example, in the past some Eastern European governments have expropriated substantial amounts of private property, and many claims of the property owners have never been fully settled. There is no assurance that similar expropriations will not recur in Eastern European or other countries.

A Fund's investment in emerging countries may also be subject to withholding or other taxes, which may be significant and may reduce the return from an investment in such countries to the Fund.

Settlement procedures in emerging countries are frequently less developed and reliable than those in the United States and may involve a Fund's delivery of securities before receipt of payment for their sale. In addition, significant delays may occur in certain markets in registering the transfer of securities. Settlement or registration problems may make it more difficult for a Fund to value its portfolio securities and could cause the Fund to miss attractive investment opportunities, to have a portion of its assets uninvested or to incur losses due to the failure of a counterparty to pay for securities the Fund has delivered or the Fund's inability to complete its contractual obligations because of theft or other reasons.

The creditworthiness of the local securities firms used by a Fund in emerging countries may not be as sound as the creditworthiness of firms used in more developed countries. As a result, the Fund may be subject to a greater risk of loss if a securities firm defaults in the performance of its responsibilities.

The small size and inexperience of the securities markets in certain emerging countries and the limited volume of trading in securities in those countries may make a Fund's investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the United States, Japan and most Western European countries). A Fund's investments in emerging countries are subject to the risk that the liquidity of a particular investment, or investments generally, in such countries will shrink or disappear suddenly and without warning as a result of adverse economic, market or political conditions or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and then only at a substantial drop in price. Investments in emerging countries may be more difficult to price precisely because of the characteristics discussed above and lower trading volumes.

A Fund's use of foreign currency management techniques in emerging countries may be limited. Due to the limited market for these instruments in emerging

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countries, the Investment Adviser does not currently anticipate that a significant portion of the Funds' currency exposure in emerging countries, if any, will be covered by such instruments.

Risks of Illiquid Securities. Each Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped Mortgage-Backed Securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of a Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Temporary Investment Risks. Each Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. Government Securities
- Repurchase agreements collateralized by U.S. Government Securities

Certain Funds may invest more than 20% of their respective Net Assets in taxable investments and in high grade securities under unusual conditions.

When a Fund's assets are invested in such instruments, the Fund may not be achieving its investive objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks.

The Funds may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies. Further information is provided in the Additional Statement, which is available upon request.

U.S. Government Securities. Each Fund may invest in U.S. Government Securities. U.S. Government Securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. Government Securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. Government Securities also include Treasury receipts, zero coupon bonds and other stripped U.S. Government Securities, where the interest and principal components of stripped U.S. Government Securities are traded independently.

Custodial Receipts and Trust Certificates. Each Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. Government Securities, Municipal Securities or other types of securities in which a Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Mortgage-Backed Securities. Certain Funds may invest in Mortgage-Backed Securities. Mortgage-Backed Securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Mortgage-Backed Securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity. Privately issued Mortgage-Backed Securities are normally structured with one or more types of ''credit enhancement.'' However, these Mortgage-Backed Securities typically do not have the same credit standing as U.S. government guaranteed Mortgage-Backed Securities.

Mortgage-Backed Securities may include multiple class securities, including collateralized mortgage obligations (''CMOs'') and Real Estate Mortgage Investment Conduit (''REMIC'') pass-through or participation certificates. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other Mortgage-Backed Securities. CMOs are issued in multiple classes. In many cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full. A REMIC is a CMO that qualifies for special tax treatment under the Code and invests in certain mortgages principally secured by interests in real property and other permitted investments.

Mortgaged-Backed Securities also include stripped Mortgage-Backed Securities (''SMBS''), which are derivative multiple class Mortgage-Backed Securities. SMBS are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans. The market value of SMBS consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on SMBS that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other Mortgage-Backed Securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped.

Asset-Backed Securities. Each Fund may invest in asset-backed securities. Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. Asset-backed securities present credit risks that are not presented by Mortgage-Backed Securities. This is because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on the securities.

In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Municipal Securities. Certain Funds may invest in securities and instruments issued by state and local government issuers. Municipal Securities in which a Fund may invest consist of bonds, notes, commercial paper and other instruments (including participation interests in such securities) issued by or on behalf of the states, territories and possessions of the United States (including the District of Columbia) and their political subdivisions, agencies or instrumentalities. The interest on tax-free Municipal Securities will normally be exempt from regular federal income tax (*i.e.*, excluded from gross income for federal income tax purposes but not necessarily exempt from federal alternative minimum tax or from state or local taxes). Because of their tax-exempt status, the yields and market values of Municipal Securities may be more adversely impacted by changes in tax rates and policies than taxable fixed-income securities.

Municipal Securities include both ''general'' and ''revenue'' bonds and may be issued to obtain funds for various purposes. General obligations are secured by the issuer's pledge of its full faith, credit and taxing power. Revenue obligations are payable only from the revenues derived from a particular facility or class of facilities.

Municipal Securities are often issued to obtain funds for various public purposes, including the construction of a wide range of public facilities such as bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Municipal Securities include private activity bonds, pre-refunded municipal securities and auction rate securities.

The obligations of the issuer to pay the principal of and interest on a Municipal Security are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Act, and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest or imposing other constraints upon the enforcement of such obligations. There is also the possibility that, as a result of litigation or other conditions, the power or ability of the issuer to pay when due the principal of or interest on a Municipal Security may be materially affected.

In addition, Municipal Securities include municipal leases, certificates of participation and ''moral obligation'' bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment purchase agreements. Moral obligation bonds are supported by a moral commitment but not a legal obligation of a state or local government. Municipal

leases, certificates of participation and moral obligation bonds frequently involve special risks not normally associated with general obligation or revenue bonds. In particular, these instruments permit governmental issuers to acquire property and equipment without meeting constitutional and statutory requirements for the issuance of debt. If, however, the governmental issuer does not periodically appropriate money to enable it to meet its payment obligations under these instruments, it cannot be legally compelled to do so. If a default occurs, it is likely that a Fund would be unable to obtain another acceptable source of payment. Some municipal leases, certificates of participation and moral obligation bonds may be illiquid.

Municipal Securities may also be in the form of a tender option bond, which is a Municipal Security (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued with the agreement of a third party, such as a bank, broker-dealer or other financial institution, which grants the security holders the option, at periodic intervals, to tender their securities to the institution. After payment of a fee to the financial institution that provides this option, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution may not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and a Fund's average portfolio maturity. There is risk that a Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender option bonds may be illiquid.

Municipal Securities may be backed by letters of credit or other forms of credit enhancement issued by domestic or foreign banks or by other financial institutions. The credit quality of these banks and financial institutions could, therefore, cause a loss to a Fund that invests in Municipal Securities. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and are generally not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

Certain Funds may invest 25% or more of the value of their respective total assets in Municipal Securities which are related in such a way that an economic, business

or political development or change affecting one Municipal Security would also affect the other Municipal Security. For example, a Fund may invest all of its assets in (a) Municipal Securities the interest on which is paid solely from revenues from similar projects such as hospitals, electric utility systems, multi-family housing, nursing homes, commercial facilities (including hotels), steel companies or life care facilities; (b) Municipal Securities whose issuers are in the same state; or (c) industrial development obligations. Concentration of a Fund's investments in these Municipal Securities will subject the Fund, to a greater extent than if such investment was not so concentrated, to the risks of adverse economic, business or political developments affecting the particular state, industry or other area of concentration. At October 31, 2002, the High Yield Municipal Fund had invested more than 25% of its assets in Municipal Securities of issuers located in Florida. Florida's economy is influenced by numerous factors including transfer payments from the Federal government (social security benefits, pension benefits, etc.), population growth, interest rates, hurricane activity and business cycles affecting various major industries, including tourism, construction and manufacturing. In addition, Florida is highly dependent upon sales and use taxes, which account for the majority of its General Fund revenues. The Florida Constitution does not permit a state or local personal income tax. The Florida Constitution may limit the State's ability to raise revenues and may have an adverse effect on the State's finances and political subdivisions. From time to time Florida and its political subdivisions have encountered financial difficulties. If these difficulties recur in the future, the value of the High Yield Municipal Fund could be adversely affected.

Corporate Debt Obligations; Trust Preferred Securities; Convertible Securities.
Certain Funds may invest in corporate debt obligations, trust preferred securities and convertible securities. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. A trust preferred security is a long dated bond (for example, 30 years) with preferred features. The preferred features are that payment of interest can be deferred for a specified period without initiating a default event. The securities are generally senior in claim to standard preferred stock but junior to other bondholders. Certain Funds may also invest in other short-term obligations issued or guaranteed by U.S. corporations, non-U.S. corporations or other entities.

Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which a Fund invests are subject to the same rating criteria as its other investments in fixed-income securities. Convertible securities have both equity and fixed-income risk characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in

interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Bank Obligations. Certain Funds may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

Foreign Currency Transactions. Certain Funds may, to the extent consistent with their investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract.

Certain Funds may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates. In addition, certain Funds may enter into foreign currency transactions to seek a closer correlation between the Fund's overall currency exposures and the currency exposures of the Fund's performance benchmark. Certain Funds may also enter into such transactions to seek to increase total return, which is considered a speculative practice.

Some Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. A Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the Investment Adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (*e.g.*, the Investment Adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, a Fund's NAV to fluctuate (when the Fund's NAV fluctuates, the value of your shares may go up or down). Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts, currency swaps and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are not guaranteed by an exchange or clearinghouse, a default on a contract would deprive a Fund of unrealized profits, transaction costs or the benefits of a currency hedge or could force the Fund to cover its purchase or sale commitments, if any, at the current market price.

Structured Securities and Inverse Floaters. Certain Funds may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities, and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

Structured securities include, but are not limited to, inverse floating rate debt securities (''inverse floaters''). The interest rate on inverse floaters resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher the degree of leverage of an inverse floater, the greater the volatility of its market value.

Floating and Variable Rate Obligations. Each Fund may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels.

The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable both of which may be issued by domestic banks or foreign banks. A Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institutions.

Zero Coupon, Deferred Interest, Pay-In-Kind and Capital Appreciation Bonds. Each Fund may invest in zero coupon bonds, deferred interest, pay-in-kind and capital appreciation bonds. These bonds are issued at a discount from their face value because interest payments are typically postponed until maturity. Pay-in-kind securities are securities that have interest payable by the delivery of additional securities. The market prices of these securities generally are more volatile than the market prices of interest-bearing securities and are likely to respond to a greater degree to changes in interest rates than interest-bearing securities having similar maturities and credit quality.

Mortgage Dollar Rolls. Certain Funds may enter into mortgage dollar rolls. A mortgage dollar roll involves the sale by a Fund of securities for delivery in the current month. The Fund simultaneously contracts with the same counterparty to repurchase substantially similar (same type, coupon and maturity) but not identical securities on a specified future date. During the roll period, the Fund loses the right to receive principal and interest paid on the securities sold. However, the Fund benefits to the extent of any difference between (a) the price received for the securities sold and (b) the lower forward price for the future purchase and/or fee income plus the interest earned on the cash proceeds of the securities sold. Unless the benefits of a mortgage dollar roll exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the roll, the use of this technique will diminish the Fund's performance.

Successful use of mortgage dollar rolls depends upon the Investment Adviser's ability to predict correctly interest rates and mortgage prepayments. If the Investment Adviser is incorrect in its prediction, a Fund may experience a loss. The Funds do not currently intend to enter into mortgage dollar rolls for financing and do not treat them as borrowings.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller)

of the option the obligation to sell, the underlying instrument during the option period. Each Fund may write (sell) covered call and put options and purchase put and call options on any securities in which the Fund may invest or on any securities index consisting of securities in which it may invest. Certain Funds may also, to the extent consistent with its investment policies, purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in a Fund's investment portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase a Fund's transaction costs. Options written or purchased by the Funds may be traded on either U.S. or foreign exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Yield Curve Options. Each Fund may enter into options on the yield ''spread'' or differential between two securities. Such transactions are referred to as ''yield curve'' options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease.

The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, such options present a risk of loss even if the yield of one of the underlying securities remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial instruments and indices. The Funds may engage in futures transactions on U.S. and (in the case of certain Funds) foreign exchanges.

Each Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or, to the extent a Fund invests in foreign securities, currency exchange rates, or to otherwise manage its term structure, sector selection and duration in accordance with its investment objective and policies. Each Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. A Fund will engage in futures and related options transactions for bona fide hedging purposes as defined in regulations of the Commodity Futures Trading Commission (the ''CFTC'') or to seek to increase total return to the extent permitted by such regulations. Except as otherwise permitted by the CFTC, a Fund may not purchase or sell futures contracts or purchase or sell related options to seek to increase total return if immediately thereafter the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options entered into for the purpose of seeking to increase total return would exceed 5% of the market value of the Fund's net assets. Alternative limitations on the use of futures contracts and related options may be stated from time to time in the Additional Statement.

Futures contracts and related options present the following risks:

- While a Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and a Fund may be exposed to additional risk of loss.
- The loss incurred by a Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of a Fund's NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to a Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.
- Foreign exchanges may not provide the same protection as U.S. exchanges.

When-Issued Securities and Forward Commitments. Each Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Lending of Portfolio Securities. Each Fund may engage in securities lending. Securities lending involves the lending of securities owned by a Fund to financial institutions such as certain broker-dealers, including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loans continuously with cash, cash equivalents, U.S. Government Securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by a Fund in short-term investments, including unregistered investment pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and a Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed $33\frac{1}{3}\%$ of the value of the total assets of a Fund (including the loan collateral). Loan collateral (including any investment of that collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in particular types of fixed-income and other securities.

A Fund may lend its securities to increase its income. A Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or becomes insolvent.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. Each Fund may enter into repurchase agreements with securities dealers

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and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation. Some Funds may also enter into repurchase agreements involving certain foreign government securities.

If the other party or ''seller'' defaults, a Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, a Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

Certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Borrowings and Reverse Repurchase Agreements. Each Fund can borrow money from banks and other financial institutions, and certain Funds may enter into reverse repurchase agreements in amounts not exceeding one-third of its total assets. A Fund may not make additional investments if borrowings exceed 5% of its total assets. Reverse repurchase agreements involve the sale of securities held by a Fund (excluding the Enhanced Income Fund) subject to the Fund's agreement to repurchase them at a mutually agreed upon date and price (including interest). These transactions may be entered into as a temporary measure for emergency purposes or to meet redemption requests. Reverse repurchase agreements may also be entered into when the Investment Adviser expects that the interest income to be earned from the investment of the transaction proceeds will be greater than the related interest expense. Borrowings and reverse repurchase agreements involve leveraging. If the securities held by a Fund decline in value while these transactions are outstanding, the NAV of the Fund's outstanding shares will decline in value by proportionately more than the decline in value of the securities. In addition, reverse repurchase agreements involve the risk that the investment return earned by a Fund (from the investment of the proceeds) will be less than the interest expense of the transaction, that the market value of the securities sold by a Fund will decline below the price the Fund is obligated to pay to repurchase the securities, and that the securities may not be returned to the Fund.

Interest Rate Swaps, Mortgage Swaps, Credit Swaps, Currency Swaps, Total Return Swaps, Options on Swaps and Interest Rate Caps, Floors and Collars. Interest rate swaps involve the exchange by a Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The

notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events. Currency swaps involve the exchange of the parties' respective rights to make or receive payments in specified currencies. Total return swaps give a Fund the right to receive the appreciation in the value of a specified security, index or other instrument in return for a fee paid to the counterparty, which will typically be an agreed upon interest rate. If the underlying asset in a total return swap declines in value over the term of the swap, the Fund may also be required to pay the dollar value of that decline to the counterparty. The Funds may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payment of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling the interest rate floor. An interest rate collar is the combination of a cap and a floor that preserves a certain return within a predetermined range of interest rates.

Each Fund may enter into swap transactions for hedging purposes or to seek to increase total return. The use of interest rate, mortgage, credit, currency and total return swaps, options on swaps, and interest rate caps, floors and collars, is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Adviser is incorrect in its forecasts of market values, interest rates and currency exchange rates, the investment performance of a Fund would be less favorable than it would have been if these investment techniques were not used.

Other Investment Companies. Each Fund may invest in securities of other investment companies subject to statutory limitations prescribed by the Investment Company Act of 1940. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of

any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money market funds which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Non-Investment Grade Fixed-Income Securities. Non-investment grade fixed-income securities and unrated securities of comparable credit quality (commonly known as ''junk bonds'') are considered predominantly speculative by traditional investment standards. In some cases, these obligations may be highly speculative and have poor prospects for reaching investment grade standing. Non-investment grade fixed-income securities are subject to the increased risk of an issuer's inability to meet principal and interest obligations. These securities, also referred to as high yield securities, may be subject to greater price volatility due to such factors as specific corporate or municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity.

Non-investment grade fixed-income securities are often issued in connection with a corporate reorganization or restructuring or as part of a merger, acquisition, takeover or similar event. They are also issued by less established companies seeking to expand. Such issuers are often highly leveraged and generally less able than more established or less leveraged entities to make scheduled payments of principal and interest in the event of adverse developments or business conditions. Non-investment grade securities are also issued by state, city, or local municipalities that may have difficulty in making all scheduled interest and principal payments.

The market value of non-investment grade fixed-income securities tends to reflect individual corporate or municipal developments to a greater extent than that of higher rated securities which react primarily to fluctuations in the general level of interest rates. As a result, a Fund's ability to achieve its investment objectives may depend to a greater extent on the Investment Adviser's judgment concerning the creditworthiness of issuers than funds which invest in higher-rated securities. Issuers of non-investment grade fixed-income securities may not be able to make use of more traditional methods of financing and their ability to service debt obligations may be affected more adversely than issuers of higher-rated securities

by economic downturns, specific corporate or financial developments or the issuer's inability to meet specific projected business forecasts. Negative publicity about the junk bond market and investor perceptions regarding lower rated securities, whether or not based on fundamental analysis, may depress the prices for such securities.

A holder's risk of loss from default is significantly greater for non-investment grade fixed-income securities than is the case for holders of other debt securities because such non-investment grade securities are generally unsecured and are often subordinated to the rights of other creditors of the issuers of such securities. Investment by a Fund in defaulted securities poses additional risk of loss should nonpayment of principal and interest continue in respect of such securities. Even if such securities are held to maturity, recovery by a Fund of its initial investment and any anticipated income or appreciation is uncertain.

The secondary market for non-investment grade fixed-income securities is concentrated in relatively few market makers and is dominated by institutional investors, including mutual funds, insurance companies and other financial institutions. Accordingly, the secondary market for such securities is not as liquid as, and is more volatile than, the secondary market for higher-rated securities. In addition, market trading volume for high yield fixed-income securities is generally lower and the secondary market for such securities could shrink or disappear suddenly and without warning as a result of adverse market or economic conditions, independent of any specific adverse changes in the condition of a particular issuer. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and then only at a substantial drop in price. These factors may have an adverse effect on the market price and a Fund's ability to dispose of particular portfolio investments. A less liquid secondary market also may make it more difficult for a Fund to obtain precise valuations of the high yield securities in its portfolio.

Credit ratings issued by credit rating agencies are designed to evaluate the safety of principal and interest payments of rated securities. They do not, however, evaluate the market value risk of non-investment grade securities and, therefore, may not fully reflect the true risks of an investment. In addition, credit rating agencies may or may not make timely changes in a rating to reflect changes in the economy or in the conditions of the issuer that affect the market value of the security. Consequently, credit ratings are used only as a preliminary indicator of investment quality.

Loan Participations. Certain Funds may invest in loan participations. A loan participation is an interest in a loan to a U.S. or foreign company or other borrower which is administered and sold by a financial intermediary. A Fund may only invest in loans to issuers in whose obligations it may otherwise invest. Loan

participation interests may take the form of a direct or co-lending relationship with the corporate borrower, an assignment of an interest in the loan by a co-lender or another participant, or a participation in the seller's share of the loan. When a Fund acts as co-lender in connection with a participation interest or when it acquires certain participation interests, the Fund will have direct recourse against the borrower if the borrower fails to pay scheduled principal and interest. In cases where the Fund lacks direct recourse, it will look to an agent for the lenders (the ''agent lender'') to enforce appropriate credit remedies against the borrower. In these cases, the Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation (such as commercial paper) of such borrower. Moreover, under the terms of the loan participation, the Fund may be regarded as a creditor of the agent lender (rather than of the underlying corporate borrower), so that the Fund may also be subject to the risk that the agent lender may become insolvent.

Preferred Stock, Warrants and Rights. Certain Funds may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has been in operation for less than five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information for the period ended October 31, 2000 and thereafter has been audited by Ernst & Young LLP, whose report, along with the Funds' financial statements, is included in the Funds' annual report (available upon request without charge). The information for all periods prior to the period ended October 31, 2000 has been audited by the Funds' previous independent auditors.

ENHANCED INCOME FUND

	Net asset value, beginning of period	Income (loss) from investment operations		
		Net investment income[C]	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$10.26	$0.38	$(0.13)	$0.25
2002 - Institutional Shares	10.26	0.42	(0.14)	0.28
2002 - Administration Shares	10.27	0.40	(0.14)	0.26
2001 - Class A Shares	10.00	0.45	0.34	0.79
2001 - Institutional Shares	10.00	0.55	0.28	0.83
2001 - Administration Shares	10.00	0.49	0.32	0.81
For the Period Ended October 31,				
2000 - Class A Shares (commenced August 2, 2000)	10.00	0.11	0.06	0.17
2000 - Institutional Shares (commenced August 2, 2000)	10.00	0.16	0.01	0.17
2000 - Administration Shares (commenced August 2, 2000)	10.00	0.15	0.02	0.17

See page 125 for all footnotes.

	Distributions to shareholders			
	From net investment income	In excess of net investment income	Total distributions	Net asset value, end of period
For the Years Ended October 31,				
2002 - Class A Shares	$(0.38)	$ —	$(0.38)	$10.13
2002 - Institutional Shares	(0.42)	—	(0.42)	10.12
2002 - Administration Shares	(0.40)	—	(0.40)	10.13
2001 - Class A Shares	(0.53)	—	(0.53)	10.26
2001 - Institutional Shares	(0.57)	—	(0.57)	10.26
2001 - Administration Shares	(0.54)	—	(0.54)	10.27
For the Period Ended October 31,				
2000 - Class A Shares (commenced August 2, 2000)	(0.15)	(0.02)	(0.17)	10.00
2000 - Institutional Shares (commenced August 2, 2000)	(0.15)	(0.02)	(0.17)	10.00
2000 - Administration Shares (commenced August 2, 2000)	(0.17)	—	(0.17)	10.00

Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate
2.48%	$ 810,768	0.65%	3.70%	0.72%	3.63%	65%
2.79	2,071,378	0.25	4.17	0.32	4.10	65
2.53	18,965	0.50	3.91	0.57	3.84	65
8.10	151,497	0.65	4.60	0.80	4.45	127
8.53	807,871	0.25	5.40	0.40	5.25	127
8.35	5,320	0.50	4.80	0.65	4.65	127
1.66	12,336	0.65[b]	4.52[b]	1.77[b]	3.40[b]	31
1.76	156,525	0.25[b]	6.49[b]	1.37[b]	5.37[b]	31
1.68	2	0.50[b]	6.13[b]	1.62[b]	5.01[b]	31

ULTRA-SHORT DURATION GOVERNMENT FUND*

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$9.79	$0.31 [c,f]	$(0.06) [f]	$0.25
2002 - Institutional Shares	9.81	0.35 [c,f]	(0.06) [f]	0.29
2002 - Service Shares	9.82	0.31 [c,f]	(0.07) [f]	0.24
2001 - Class A Shares	9.56	0.53 [c]	0.23	0.76
2001 - Institutional Shares	9.58	0.56 [c]	0.24	0.80
2001 - Service Shares	9.58	0.42 [c]	0.34	0.76
2000 - Class A Shares	9.63	0.54 [c]	(0.06)	0.48
2000 - Institutional Shares	9.64	0.58 [c]	(0.05)	0.53
2000 - Service Shares	9.65	0.52 [c]	(0.05)	0.47
1999 - Class A Shares	9.69	0.49	(0.05)	0.44
1999 - Institutional Shares	9.70	0.53	(0.05)	0.48
1999 - Administration Shares[e]	9.70	0.37 [c]	0.01	0.38
1999 - Service Shares	9.70	0.48	(0.04)	0.44
1998 - Class A Shares	9.88	0.53	(0.17)	0.36
1998 - Institutional Shares	9.88	0.55	(0.16)	0.39
1998 - Administration Shares	9.88	0.53	(0.16)	0.37
1998 - Service Shares	9.88	0.51	(0.16)	0.35

See page 125 for all footnotes.

	Distributions to shareholders						
From net investment income	In excess of net investment income	From capital	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.38)	$ —	$ —	$(0.38)	$9.66	2.57%	$1,000,977	0.88%
(0.42)	—	—	(0.42)	9.68	2.98	2,646,847	0.48
(0.37)	—	—	(0.37)	9.69	2.46	35,883	0.98
(0.53)	—	—	(0.53)	9.79	8.21	59,209	0.89
(0.57)	—	—	(0.57)	9.81	8.62	278,316	0.49
(0.52)	—	—	(0.52)	9.82	8.19	31,698	0.99
(0.54)	(0.01)	—	(0.55)	9.56	5.12	41,188	0.89
(0.58)	(0.01)	—	(0.59)	9.58	5.65	176,881	0.49
(0.53)	(0.01)	—	(0.54)	9.58	4.95	71	0.99
(0.44)	—	(0.06)	(0.50)	9.63	4.65	22,862	0.89
(0.48)	—	(0.06)	(0.54)	9.64	5.06	315,024	0.49
(0.33)	—	(0.04)	(0.37)	9.71[e]	4.02	—	0.74[b]
(0.43)	—	(0.06)	(0.49)	9.65	4.65	797	0.99
(0.53)	(0.02)	—	(0.55)	9.69	3.71	60,782	0.80
(0.55)	(0.02)	—	(0.57)	9.70	4.09	441,228	0.53
(0.53)	(0.02)	—	(0.55)	9.70	3.83	5,999	0.78
(0.51)	(0.02)	—	(0.53)	9.70	3.57	822	1.03

91

ULTRA-SHORT DURATION GOVERNMENT FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate[d]
For the Years Ended October 31,				
2002 - Class A Shares	3.21%[f]	0.88%	3.21%[f]	144%
2002 - Institutional Shares	3.65[f]	0.48	3.65[f]	144
2002 - Service Shares	3.20[f]	0.98	3.20[f]	144
2001 - Class A Shares	5.48	0.97	5.40	87
2001 - Institutional Shares	5.79	0.57	5.71	87
2001 - Service Shares	4.52	1.07	4.44	87
2000 - Class A Shares	5.67	0.96	5.60	11
2000 - Institutional Shares	6.01	0.56	5.94	11
2000 - Service Shares	5.33	1.06	5.26	11
1999 - Class A Shares	5.15	0.93	5.11	39
1999 - Institutional Shares	5.49	0.53	5.45	39
1999 - Administration Shares[e]	5.35[b]	0.78[b]	5.31[b]	39
1999 - Service Shares	4.99	1.03	4.95	39
1998 - Class A Shares	5.40	1.02	5.18	34
1998 - Institutional Shares	5.63	0.53	5.63	34
1998 - Administration Shares	5.33	0.78	5.33	34
1998 - Service Shares	5.09	1.03	5.09	34

[This page intentionally left blank]

SHORT DURATION GOVERNMENT FUND

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$10.04	$0.37[c,f]	$ 0.14[f]	$0.51
2002 - Class B Shares	10.01	0.31[c,f]	0.14[f]	0.45
2002 - Class C Shares	9.99	0.28[c,f]	0.16[f]	0.44
2002 - Institutional Shares	10.02	0.42[c,f]	0.13[f]	0.55
2002 - Service Shares	10.01	0.37[c,f]	0.13[f]	0.50
2001 - Class A Shares	9.49	0.51[c]	0.60	1.11
2001 - Class B Shares	9.46	0.47[c]	0.58	1.05
2001 - Class C Shares	9.45	0.44[c]	0.58	1.02
2001 - Institutional Shares	9.47	0.57[c]	0.58	1.15
2001 - Service Shares	9.46	0.53[c]	0.57	1.10
2000 - Class A Shares	9.57	0.59[c]	(0.07)	0.52
2000 - Class B Shares	9.56	0.53[c]	(0.09)	0.44
2000 - Class C Shares	9.54	0.51[c]	(0.07)	0.44
2000 - Institutional Shares	9.57	0.63[c]	(0.09)	0.54
2000 - Service Shares	9.56	0.58[c]	(0.09)	0.49
1999 - Class A Shares	9.91	0.55	(0.36)	0.19
1999 - Class B Shares	9.88	0.48	(0.33)	0.15
1999 - Class C Shares	9.88	0.47	(0.36)	0.11
1999 - Institutional Shares	9.90	0.59	(0.35)	0.24
1999 - Administration Shares[e]	9.91	0.40[c]	(0.25)	0.15
1999 - Service Shares	9.89	0.54	(0.35)	0.19
1998 - Class A Shares	9.88	0.57	0.04	0.61
1998 - Class B Shares	9.86	0.51	0.03	0.54
1998 - Class C Shares	9.86	0.49	0.03	0.52
1998 - Institutional Shares	9.86	0.58	0.06	0.64
1998 - Administration Shares	9.89	0.55	0.05	0.60
1998 - Service Shares	9.86	0.55	0.04	0.59

See page 125 for all footnotes.

Distributions to shareholders				
From net investment income	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.43)	$10.12	5.26%	$246,763	0.94%
(0.37)	10.09	4.65	49,874	1.54
(0.36)	10.07	4.50	95,458	1.69
(0.47)	10.10	5.69	280,452	0.54
(0.42)	10.09	5.17	11,471	1.04
(0.56)	10.04	12.00	88,394	0.94
(0.50)	10.01	11.38	16,809	1.54
(0.48)	9.99	11.12	18,871	1.69
(0.60)	10.02	12.47	206,129	0.54
(0.55)	10.01	11.93	8,154	1.04
(0.60)	9.49	5.65	29,446	0.94
(0.54)	9.46	4.80	5,743	1.54
(0.53)	9.45	4.76	5,128	1.69
(0.64)	9.47	5.85	131,462	0.54
(0.59)	9.46	5.32	6,134	1.04
(0.53)	9.57	1.97	52,235	0.94
(0.47)	9.56	1.56	6,937	1.54
(0.45)	9.54	1.21	7,029	1.69
(0.57)	9.57	2.49	146,062	0.54
(0.39)	9.67[e]	1.57	—	0.79[b]
(0.52)	9.56	1.97	6,605	1.04
(0.58)	9.91	6.36	56,725	0.81
(0.52)	9.88	5.62	5,025	1.41
(0.50)	9.88	5.46	4,527	1.56
(0.60)	9.90	6.75	145,514	0.53
(0.58)	9.91	6.27	7,357	0.78
(0.56)	9.89	6.12	6,232	1.03

SHORT DURATION GOVERNMENT FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate[d]
		Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
For the Years Ended October 31,				
2002 - Class A Shares	3.69%[f]	1.04%	3.59%[f]	194%
2002 - Class B Shares	3.09[f]	1.79	2.84[f]	194
2002 - Class C Shares	2.84[f]	1.79	2.74[f]	194
2002 - Institutional Shares	4.20[f]	0.64	4.10[f]	194
2002 - Service Shares	3.70[f]	1.14	3.60[f]	194
2001 - Class A Shares	5.26	1.11	5.09	243
2001 - Class B Shares	4.80	1.86	4.48	243
2001 - Class C Shares	4.59	1.86	4.42	243
2001 - Institutional Shares	5.89	0.71	5.72	243
2001 - Service Shares	5.40	1.21	5.23	243
2000 - Class A Shares	6.21	1.13	6.02	130
2000 - Class B Shares	5.63	1.88	5.29	130
2000 - Class C Shares	5.45	1.88	5.26	130
2000 - Institutional Shares	6.64	0.73	6.45	130
2000 - Service Shares	6.14	1.23	5.95	130
1999 - Class A Shares	5.61	1.07	5.48	173
1999 - Class B Shares	5.04	1.82	4.76	173
1999 - Class C Shares	4.83	1.82	4.70	173
1999 - Institutional Shares	6.03	0.67	5.90	173
1999 - Administration Shares[e]	5.76[b]	0.92[b]	5.63[b]	173
1999 - Service Shares	5.54	1.17	5.41	173
1998 - Class A Shares	5.68	1.32	5.17	120
1998 - Class B Shares	5.12	1.87	4.66	120
1998 - Class C Shares	4.64	1.87	4.33	120
1998 - Institutional Shares	6.06	0.84	5.75	120
1998 - Administration Shares	5.76	1.09	5.45	120
1998 - Service Shares	5.56	1.34	5.25	120

[This page intentionally left blank]

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$10.26	$0.26[c]	$ 0.12	$0.38
2002 - Class B Shares	10.25	0.21[c]	0.10	0.31
2002 - Class C Shares	10.26	0.18[c]	0.12	0.30
2002 - Institutional Shares	10.25	0.31[c]	0.12	0.43
2002 - Service Shares	10.24	0.26[c]	0.10	0.36
2001 - Class A Shares	9.94	0.38[c]	0.33	0.71
2001 - Class B Shares	9.94	0.32[c]	0.32	0.64
2001 - Class C Shares	9.94	0.29[c]	0.34	0.63
2001 - Institutional Shares	9.94	0.42[c]	0.32	0.74
2001 - Service Shares	9.92	0.38[c]	0.32	0.70
2000 - Class A Shares	9.93	0.39[c]	(0.01)	0.38
2000 - Class B Shares	9.93	0.33[c]	(0.01)	0.32
2000 - Class C Shares	9.93	0.32[c]	(0.01)	0.31
2000 - Institutional Shares	9.93	0.43[c]	(0.01)	0.42
2000 - Service Shares	9.92	0.38[c]	(0.02)	0.36
1999 - Class A Shares	10.19	0.34	(0.24)	0.10
1999 - Class B Shares	10.18	0.28	(0.23)	0.05
1999 - Class C Shares	10.18	0.26	(0.22)	0.04
1999 - Institutional Shares	10.18	0.38	(0.23)	0.15
1999 - Administration Shares[e]	10.18	0.26[c]	(0.12)	0.14
1999 - Service Shares	10.18	0.33[c]	(0.24)	0.09
1998 - Class A Shares	10.08	0.36[c]	0.13	0.49
1998 - Class B Shares	10.08	0.30[c]	0.12	0.42
1998 - Class C Shares	10.07	0.28[c]	0.14	0.42
1998 - Institutional Shares	10.07	0.39[c]	0.13	0.52
1998 - Administration Shares	10.07	0.36[c]	0.13	0.49
1998 - Service Shares	10.07	0.34[c]	0.13	0.47

See page 125 for all footnotes.

Distributions to shareholders						
From net investment income	In excess of net investment income	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.28)	$ —	$(0.28)	$10.36	3.72%	$118,906	0.79%
(0.21)	—	(0.21)	10.35	3.10	5,111	1.39
(0.20)	—	(0.20)	10.36	2.94	27,937	1.54
(0.32)	—	(0.32)	10.36	4.23	103,273	0.39
(0.26)	—	(0.26)	10.34	3.62	72	0.89
(0.39)	—	(0.39)	10.26	7.27	38,891	0.79
(0.33)	—	(0.33)	10.25	6.53	2,382	1.39
(0.31)	—	(0.31)	10.26	6.48	3,842	1.54
(0.43)	—	(0.43)	10.25	7.60	48,114	0.39
(0.38)	—	(0.38)	10.24	7.18	41	0.89
(0.37)	—	(0.37)	9.94	3.93	19,451	0.79
(0.31)	—	(0.31)	9.94	3.31	2,026	1.39
(0.30)	—	(0.30)	9.94	3.15	1,581	1.54
(0.41)	—	(0.41)	9.94	4.34	40,301	0.39
(0.36)	—	(0.36)	9.92	3.72	44	0.89
(0.34)	(0.02)	(0.36)	9.93	1.00	22,903	0.79
(0.28)	(0.02)	(0.30)	9.93	0.49	2,000	1.39
(0.26)	(0.03)	(0.29)	9.93	0.34	2,070	1.54
(0.39)	(0.01)	(0.40)	9.93	1.50	77,522	0.39
(0.27)	—	(0.27)	10.05[e]	1.37	—	0.64[b]
(0.33)	(0.02)	(0.35)	9.92	0.89	173	0.89
(0.38)	—	(0.38)	10.19	4.97	19,881	0.71
(0.32)	—	(0.32)	10.18	4.25	974	1.31
(0.31)	—	(0.31)	10.18	4.19	2,256	1.46
(0.41)	—	(0.41)	10.18	5.25	57,647	0.45
(0.38)	—	(0.38)	10.18	4.99	525	0.70
(0.36)	—	(0.36)	10.18	4.73	2,560	0.95

SHORT DURATION TAX-FREE FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate
For the Years Ended October 31,				
2002 - Class A Shares	2.57%	1.02%	2.34%	31%
2002 - Class B Shares	2.01	1.77	1.63	31
2002 - Class C Shares	1.80	1.77	1.57	31
2002 - Institutional Shares	3.00	0.62	2.77	31
2002 - Service Shares	2.53	1.12	2.30	31
2001 - Class A Shares	3.73	1.25	3.27	69
2001 - Class B Shares	3.22	2.00	2.61	69
2001 - Class C Shares	2.94	2.00	2.48	69
2001 - Institutional Shares	4.19	0.85	3.73	69
2001 - Service Shares	3.75	1.35	3.29	69
2000 - Class A Shares	3.95	1.19	3.55	66
2000 - Class B Shares	3.36	1.94	2.81	66
2000 - Class C Shares	3.19	1.94	2.79	66
2000 - Institutional Shares	4.36	0.79	3.96	66
2000 - Service Shares	3.86	1.29	3.46	66
1999 - Class A Shares	3.37	1.06	3.10	147
1999 - Class B Shares	2.80	1.81	2.38	147
1999 - Class C Shares	2.62	1.81	2.35	147
1999 - Institutional Shares	3.79	0.66	3.52	147
1999 - Administration Shares[d]	3.56[b]	0.91[b]	3.29[b]	147
1999 - Service Shares	3.23	1.16	2.96	147
1998 - Class A Shares	3.54	1.74	2.51	141
1998 - Class B Shares	3.06	2.27	2.10	141
1998 - Class C Shares	2.82	2.27	2.01	141
1998 - Institutional Shares	3.92	1.26	3.11	141
1998 - Administration Shares	3.58	1.51	2.77	141
1998 - Service Shares	3.44	1.76	2.63	141

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GOVERNMENT INCOME FUND

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$14.96	$0.63[c,f]	$ 0.19[f]	$ 0.82
2002 - Class B Shares	14.96	0.52[c,f]	0.19[f]	0.71
2002 - Class C Shares	14.95	0.51[c,f]	0.20[f]	0.71
2002 - Institutional Shares	14.94	0.69[c,f]	0.19[f]	0.88
2002 - Service Shares	14.93	0.62[c,f]	0.19[f]	0.81
2001 - Class A Shares	13.84	0.78[c]	1.13	1.91
2001 - Class B Shares	13.85	0.68[c]	1.11	1.79
2001 - Class C Shares	13.84	0.68[c]	1.11	1.79
2001 - Institutional Shares	13.82	0.83[c]	1.14	1.97
2001 - Service Shares	13.82	0.76[c]	1.13	1.89
2000 - Class A Shares	13.70	0.82	0.15	0.97
2000 - Class B Shares	13.72	0.71	0.15	0.86
2000 - Class C Shares	13.71	0.71	0.14	0.85
2000 - Institutional Shares	13.69	0.87	0.14	1.01
2000 - Service Shares	13.63	0.82	0.18	1.00
1999 - Class A Shares	14.91	0.80	(0.89)	(0.09)
1999 - Class B Shares	14.92	0.69	(0.87)	(0.18)
1999 - Class C Shares	14.91	0.69	(0.88)	(0.19)
1999 - Institutional Shares	14.90	0.85	(0.88)	(0.03)
1999 - Service Shares	14.88	0.77	(0.92)	(0.15)
1998 - Class A Shares	14.59	0.81	0.45	1.26
1998 - Class B Shares	14.61	0.72	0.42	1.14
1998 - Class C Shares	14.60	0.74	0.40	1.14
1998 - Institutional Shares	14.59	0.87	0.42	1.29
1998 - Service Shares	14.59	0.80	0.40	1.20

See page 125 for all footnotes.

	Distributions to shareholders						
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.67)	$ —	$(0.16)	$(0.83)	$14.95	5.77%	$248,719	0.98%
(0.56)	—	(0.16)	(0.72)	14.95	4.99	51,124	1.73
(0.56)	—	(0.16)	(0.72)	14.94	4.99	24,095	1.73
(0.73)	—	(0.16)	(0.89)	14.93	6.13	82,523	0.58
(0.66)	—	(0.16)	(0.82)	14.92	5.68	10,762	1.08
(0.79)	—	—	(0.79)	14.96	14.20	142,904	0.98
(0.68)	—	—	(0.68)	14.96	13.27	34,036	1.73
(0.68)	—	—	(0.68)	14.95	13.28	13,814	1.73
(0.85)	—	—	(0.85)	14.94	14.67	34,997	0.58
(0.78)	—	—	(0.78)	14.93	14.04	8,239	1.08
(0.83)	—	—	(0.83)	13.84	7.33	88,783	0.98
(0.73)	—	—	(0.73)	13.85	6.45	18,724	1.73
(0.72)	—	—	(0.72)	13.84	6.46	7,606	1.73
(0.88)	—	—	(0.88)	13.82	7.68	7,514	0.58
(0.81)	—	—	(0.81)	13.82	7.62	373	1.08
(0.77)	—	(0.35)	(1.12)	13.70	(0.63)	82,102	0.98
(0.67)	—	(0.35)	(1.02)	13.72	(1.29)	19,684	1.73
(0.66)	—	(0.35)	(1.01)	13.71	(1.29)	10,053	1.73
(0.83)	—	(0.35)	(1.18)	13.69	(0.23)	5,899	0.58
(0.75)	—	(0.35)	(1.10)	13.63	(1.01)	15	1.08
(0.81)	(0.07)	(0.06)	(0.94)	14.91	8.98	101,015	0.76
(0.72)	(0.05)	(0.06)	(0.83)	14.92	8.09	16,125	1.51
(0.74)	(0.03)	(0.06)	(0.83)	14.91	8.09	9,639	1.51
(0.87)	(0.05)	(0.06)	(0.98)	14.90	9.19	2,642	0.51
(0.80)	(0.05)	(0.06)	(0.91)	14.88	8.53	2	1.01

GOVERNMENT INCOME FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate[d]
For the Years Ended October 31,				
2002 - Class A Shares	4.26%[f]	1.24%	4.00%[f]	226%
2002 - Class B Shares	3.54[f]	1.99	3.28[f]	226
2002 - Class C Shares	3.49[f]	1.99	3.23[f]	226
2002 - Institutional Shares	4.74[f]	0.84	4.48[f]	226
2002 - Service Shares	4.25[f]	1.34	3.99[f]	226
2001 - Class A Shares	5.46	1.31	5.13	473
2001 - Class B Shares	4.71	2.06	4.38	473
2001 - Class C Shares	4.71	2.06	4.38	473
2001 - Institutional Shares	5.80	0.91	5.47	473
2001 - Service Shares	5.27	1.41	4.94	473
2000 - Class A Shares	6.01	1.39	5.60	341
2000 - Class B Shares	5.24	2.14	4.83	341
2000 - Class C Shares	5.25	2.14	4.84	341
2000 - Institutional Shares	6.41	0.99	6.00	341
2000 - Service Shares	6.02	1.49	5.61	341
1999 - Class A Shares	5.63	1.33	5.28	278
1999 - Class B Shares	4.88	2.08	4.53	278
1999 - Class C Shares	4.89	2.08	4.54	278
1999 - Institutional Shares	6.07	0.93	5.72	278
1999 - Service Shares	5.56	1.43	5.21	278
1998 - Class A Shares	5.53	1.53	4.76	315
1998 - Class B Shares	4.76	2.05	4.22	315
1998 - Class C Shares	4.59	2.05	4.05	315
1998 - Institutional Shares	5.82	1.05	5.28	315
1998 - Service Shares	5.48	1.55	4.94	315

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MUNICIPAL INCOME FUND

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$15.32	$0.65[c]	$(0.01)	$ 0.64
2002 - Class B Shares	15.32	0.54[c]	(0.01)	0.53
2002 - Class C Shares	15.33	0.54[c]	(0.01)	0.53
2002 - Institutional Shares	15.32	0.71[c]	(0.01)	0.70
2002 - Service Shares	15.39	0.64[c]	—[g]	0.64
2001 - Class A Shares	14.48	0.67[c]	0.82	1.49
2001 - Class B Shares	14.49	0.56[c]	0.81	1.37
2001 - Class C Shares	14.50	0.56[c]	0.81	1.37
2001 - Institutional Shares	14.48	0.73[c]	0.82	1.55
2001 - Service Shares	14.53	0.61[c]	0.88	1.49
2000 - Class A Shares	14.07	0.67[c]	0.41	1.08
2000 - Class B Shares	14.08	0.57[c]	0.40	0.97
2000 - Class C Shares	14.08	0.57[c]	0.41	0.98
2000 - Institutional Shares	14.07	0.72[c]	0.42	1.14
2000 - Service Shares	14.09	0.68[c]	0.42	1.10
1999 - Class A Shares	15.47	0.63	(1.29)	(0.66)
1999 - Class B Shares	15.47	0.51	(1.28)	(0.77)
1999 - Class C Shares	15.47	0.51	(1.28)	(0.77)
1999 - Institutional Shares	15.47	0.70	(1.30)	(0.60)
1999 - Service Shares	15.48	0.65	(1.32)	(0.67)
1998 - Class A Shares	14.99	0.65	0.50	1.15
1998 - Class B Shares	15.00	0.53	0.49	1.02
1998 - Class C Shares	14.99	0.53	0.50	1.03
1998 - Institutional Shares	15.00	0.68	0.50	1.18
1998 - Service Shares	14.99	0.64	0.49	1.13

See page 125 for all footnotes.

106

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gain	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.67)	$ —	$ —	$(0.67)	$15.29	4.30%	$119,161	0.94%
(0.56)	—	—	(0.56)	15.29	3.52	16,903	1.69
(0.56)	—	—	(0.56)	15.30	3.52	6,155	1.69
(0.73)	—	—	(0.73)	15.29	4.71	76,733	0.54
(0.66)	—	—	(0.66)	15.37	4.24	270	1.04
(0.65)	—	—	(0.65)	15.32	10.48	80,735	0.94
(0.54)	—	—	(0.54)	15.32	9.57	11,902	1.69
(0.54)	—	—	(0.54)	15.33	9.64	5,300	1.69
(0.71)	—	—	(0.71)	15.32	10.91	100,970	0.54
(0.63)	—	—	(0.63)	15.39	10.48	67	1.04
(0.67)	—	—	(0.67)	14.48	7.87	67,315	0.94
(0.56)	—	—	(0.56)	14.49	7.07	8,776	1.69
(0.56)	—	—	(0.56)	14.50	7.07	3,292	1.69
(0.73)	—	—	(0.73)	14.48	8.30	56,376	0.54
(0.66)	—	—	(0.66)	14.53	7.98	1	1.04
(0.65)	—	(0.09)	(0.74)	14.07	(4.46)	90,443	0.94
(0.52)	(0.01)	(0.09)	(0.62)	14.08	(5.10)	9,334	1.69
(0.51)	(0.02)	(0.09)	(0.62)	14.08	(5.10)	4,379	1.69
(0.70)	(0.01)	(0.09)	(0.80)	14.07	(4.07)	16,197	0.54
(0.63)	—	(0.09)	(0.72)	14.09	(4.49)	2	1.04
(0.64)	—	(0.03)	(0.67)	15.47	7.79	91,158	0.87
(0.52)	—	(0.03)	(0.55)	15.47	6.91	6,722	1.62
(0.52)	—	(0.03)	(0.55)	15.47	6.98	2,862	1.62
(0.68)	—	(0.03)	(0.71)	15.47	8.00	6,154	0.58
(0.61)	—	(0.03)	(0.64)	15.48	7.68	2	1.08

MUNICIPAL INCOME FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate
For the Years Ended October 31,				
2002 - Class A Shares	4.27%	1.11%	4.10%	39%
2002 - Class B Shares	3.53	1.86	3.36	39
2002 - Class C Shares	3.54	1.86	3.37	39
2002 - Institutional Shares	4.69	0.71	4.52	39
2002 - Service Shares	4.21	1.21	4.04	39
2001 - Class A Shares	4.47	1.18	4.23	22
2001 - Class B Shares	3.72	1.93	3.48	22
2001 - Class C Shares	3.72	1.93	3.48	22
2001 - Institutional Shares	4.86	0.78	4.62	22
2001 - Service Shares	4.30	1.28	4.06	22
2000 - Class A Shares	4.74	1.28	4.40	67
2000 - Class B Shares	3.99	2.03	3.65	67
2000 - Class C Shares	3.99	2.03	3.65	67
2000 - Institutional Shares	5.10	0.88	4.76	67
2000 - Service Shares	4.82	1.38	4.48	67
1999 - Class A Shares	4.15	1.14	3.95	70
1999 - Class B Shares	3.40	1.89	3.20	70
1999 - Class C Shares	3.40	1.89	3.20	70
1999 - Institutional Shares	4.58	0.74	4.38	70
1999 - Service Shares	4.35	1.24	4.15	70
1998 - Class A Shares	4.25	1.64	3.48	57
1998 - Class B Shares	3.44	2.16	2.90	57
1998 - Class C Shares	3.38	2.16	2.84	57
1998 - Institutional Shares	4.41	1.12	3.87	57
1998 - Service Shares	4.21	1.62	3.67	57

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CORE FIXED INCOME FUND

	Net asset value at beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$10.25	$0.50[c]	$(0.13)	$ 0.37
2002 - Class B Shares	10.29	0.43[c]	(0.15)	0.28
2002 - Class C Shares	10.29	0.43[c]	(0.15)	0.28
2002 - Institutional Shares	10.28	0.55[c]	(0.15)	0.40
2002 - Service Shares	10.28	0.51[c]	(0.16)	0.35
2001 - Class A Shares	9.52	0.56[c]	0.75	1.31
2001 - Class B Shares	9.54	0.49[c]	0.77	1.26
2001 - Class C Shares	9.55	0.49[c]	0.76	1.25
2001 - Institutional Shares	9.54	0.60[c]	0.76	1.36
2001 - Service Shares	9.54	0.55[c]	0.76	1.31
2000 - Class A Shares	9.50	0.57[c]	0.02	0.59
2000 - Class B Shares	9.52	0.50[c]	0.02	0.52
2000 - Class C Shares	9.52	0.50[c]	0.03	0.53
2000 - Institutional Shares	9.52	0.61[c]	0.02	0.63
2000 - Service Shares	9.52	0.56[c]	0.02	0.58
1999 - Class A Shares	10.25	0.54	(0.61)	(0.07)
1999 - Class B Shares	10.28	0.48	(0.62)	(0.14)
1999 - Class C Shares	10.28	0.47	(0.62)	(0.15)
1999 - Institutional Shares	10.28	0.58	(0.62)	(0.04)
1999 - Administration Shares[e]	10.27	0.40[c]	(0.41)	(0.01)
1999 - Service Shares	10.28	0.54	(0.62)	(0.08)
1998 - Class A Shares	10.06	0.59	0.27	0.86
1998 - Class B Shares	10.09	0.52	0.27	0.79
1998 - Class C Shares	10.09	0.52	0.27	0.79
1998 - Institutional Shares	10.08	0.61	0.29	0.90
1998 - Administration Shares	10.07	0.57	0.29	0.86
1998 - Service Shares	10.09	0.56	0.27	0.83

See page 125 for all footnotes.

From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
		Distributions to shareholders					
$(0.52)	$ —	$(0.03)	$(0.55)	$10.07	3.59%	$315,441	0.90%
(0.44)	—	(0.03)	(0.47)	10.10	2.70	36,131	1.65
(0.44)	—	(0.03)	(0.47)	10.10	2.80	20,176	1.65
(0.56)	—	(0.03)	(0.59)	10.09	3.99	733,996	0.50
(0.51)	—	(0.03)	(0.54)	10.09	3.47	29,761	1.00
(0.57)	(0.01)	—	(0.58)	10.25	14.17	178,885	0.94
(0.50)	(0.01)	—	(0.51)	10.29	13.51	26,848	1.69
(0.50)	(0.01)	—	(0.51)	10.29	13.38	11,998	1.69
(0.61)	(0.01)	—	(0.62)	10.28	14.69	440,836	0.54
(0.56)	(0.01)	—	(0.57)	10.28	14.13	26,667	1.04
(0.57)	—	—	(0.57)	9.52	6.48	73,846	0.94
(0.50)	—	—	(0.50)	9.54	5.69	14,002	1.69
(0.50)	—	—	(0.50)	9.55	5.80	6,107	1.69
(0.61)	—	—	(0.61)	9.54	6.90	268,465	0.54
(0.56)	—	—	(0.56)	9.54	6.37	9,445	1.04
(0.53)	—	(0.15)	(0.68)	9.50	(0.68)	65,368	0.94
(0.47)	—	(0.15)	(0.62)	9.52	(1.47)	14,654	1.69
(0.46)	—	(0.15)	(0.61)	9.52	(1.51)	7,443	1.69
(0.57)	—	(0.15)	(0.72)	9.52	(0.37)	216,973	0.54
(0.40)	—	(0.15)	(0.55)	9.71[e]	(0.13)	—	0.79[b]
(0.53)	—	(0.15)	(0.68)	9.52	(0.87)	8,172	1.04
(0.59)	(0.02)	(0.06)	(0.67)	10.25	8.76	56,267	0.74
(0.52)	(0.02)	(0.06)	(0.60)	10.28	7.94	7,209	1.49
(0.52)	(0.02)	(0.06)	(0.60)	10.28	7.94	5,587	1.49
(0.61)	(0.03)	(0.06)	(0.70)	10.28	9.15	195,730	0.46
(0.57)	(0.03)	(0.06)	(0.66)	10.27	8.88	12,743	0.71
(0.56)	(0.02)	(0.06)	(0.64)	10.28	8.50	5,263	0.96

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate[d]
		Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
For the Years Ended October 31,				
2002 - Class A Shares	5.03%	0.90%	5.03%	437%
2002 - Class B Shares	4.33	1.65	4.33	437
2002 - Class C Shares	4.32	1.65	4.32	437
2002 - Institutional Shares	5.51	0.50	5.51	437
2002 - Service Shares	5.05	1.00	5.05	437
2001 - Class A Shares	5.61	0.94	5.61	315
2001 - Class B Shares	4.93	1.69	4.93	315
2001 - Class C Shares	4.89	1.69	4.89	315
2001 - Institutional Shares	6.05	0.54	6.05	315
2001 - Service Shares	5.54	1.04	5.54	315
2000 - Class A Shares	6.04	0.97	6.01	272
2000 - Class B Shares	5.29	1.72	5.26	272
2000 - Class C Shares	5.30	1.72	5.27	272
2000 - Institutional Shares	6.46	0.57	6.43	272
2000 - Service Shares	5.95	1.07	5.92	272
1999 - Class A Shares	5.57	0.98	5.53	280
1999 - Class B Shares	4.83	1.73	4.79	280
1999 - Class C Shares	4.82	1.73	4.78	280
1999 - Institutional Shares	5.97	0.58	5.93	280
1999 - Administration Shares[e]	5.63[b]	0.83[b]	5.59[b]	280
1999 - Service Shares	5.50	1.08	5.46	280
1998 - Class A Shares	5.58	1.21	5.11	272
1998 - Class B Shares	4.82	1.75	4.56	272
1998 - Class C Shares	4.81	1.75	4.55	272
1998 - Institutional Shares	5.95	0.72	5.69	272
1998 - Administration Shares	5.70	0.97	5.44	272
1998 - Service Shares	5.44	1.22	5.18	272

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	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$14.72	$0.50[c,f]	$(0.35)[f]	$ 0.15
2002 - Class B Shares	14.68	0.41[c,f]	(0.33)[f]	0.08
2002 - Class C Shares	14.65	0.41[c,f]	(0.33)[f]	0.08
2002 - Institutional Shares	14.70	0.58[c,f]	(0.33)[f]	0.25
2002 - Service Shares	14.69	0.50[c,f]	(0.33)[f]	0.17
2001 - Class A Shares	14.68	0.55[c]	0.85	1.40
2001 - Class B Shares	14.65	0.48[c]	0.84	1.32
2001 - Class C Shares	14.63	0.47[c]	0.84	1.31
2001 - Institutional Shares	14.67	0.65[c]	0.84	1.49
2001 - Service Shares	14.66	0.57[c]	0.84	1.41
2000 - Class A Shares	14.49	0.59[c]	0.20	0.79
2000 - Class B Shares	14.45	0.51[c]	0.22	0.73
2000 - Class C Shares	14.43	0.51[c]	0.22	0.73
2000 - Institutional Shares	14.48	0.68[c]	0.21	0.89
2000 - Service Shares	14.47	0.61[c]	0.20	0.81
1999 - Class A Shares	15.65	0.62[c]	(0.78)	(0.16)
1999 - Class B Shares	15.63	0.53	(0.78)	(0.25)
1999 - Class C Shares	15.60	0.53	(0.77)	(0.24)
1999 - Institutional Shares	15.64	0.71	(0.77)	(0.06)
1999 - Service Shares	15.64	0.64	(0.79)	(0.15)
1998 - Class A Shares	15.10	0.72[c]	0.90	1.62
1998 - Class B Shares	15.08	0.63[c]	0.92	1.55
1998 - Class C Shares	15.06	0.63[c]	0.91	1.54
1998 - Institutional Shares	15.09	0.82[c]	0.90	1.72
1998 - Service Shares	15.09	0.74[c]	0.91	1.65

See page 125 for all footnotes.

Distributions to shareholders							
From net investment income	From capital	From net realized gains	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.53)	$ —	$ —	$(0.53)	$14.34	1.08%	$255,821	1.34%
(0.46)	—	—	(0.46)	14.30	0.59	37,986	1.84
(0.46)	—	—	(0.46)	14.27	0.59	11,533	1.84
(0.62)	—	—	(0.62)	14.33	1.82	143,127	0.69
(0.55)	—	—	(0.55)	14.31	1.24	1,184	1.19
(1.36)	—	—	(1.36)	14.72	10.08	286,718	1.34
(1.29)	—	—	(1.29)	14.68	9.50	31,969	1.84
(1.29)	—	—	(1.29)	14.65	9.44	8,679	1.84
(1.46)	—	—	(1.46)	14.70	10.73	181,869	0.69
(1.38)	—	—	(1.38)	14.69	10.18	1,394	1.19
(0.60)	—	—	(0.60)	14.68	5.58	294,738	1.34
(0.53)	—	—	(0.53)	14.65	5.14	22,008	1.84
(0.53)	—	—	(0.53)	14.63	5.13	5,954	1.84
(0.70)	—	—	(0.70)	14.67	6.27	287,145	0.69
(0.62)	—	—	(0.62)	14.66	5.76	1,934	1.19
(0.61)	(0.03)	(0.36)	(1.00)	14.49	(1.14)	271,832	1.34
(0.55)	(0.02)	(0.36)	(0.93)	14.45	(1.74)	16,724	1.84
(0.55)	(0.02)	(0.36)	(0.93)	14.43	(1.68)	7,786	1.84
(0.71)	(0.03)	(0.36)	(1.10)	14.48	(0.49)	279,621	0.69
(0.63)	(0.03)	(0.36)	(1.02)	14.47	(1.06)	1,115	1.19
(1.01)	—	(0.06)	(1.07)	15.65	11.21	217,362	1.31
(0.94)	—	(0.06)	(1.00)	15.63	10.66	8,135	1.83
(0.94)	—	(0.06)	(1.00)	15.60	10.65	4,090	1.83
(1.11)	—	(0.06)	(1.17)	15.64	11.95	178,532	0.66
(1.04)	—	(0.06)	(1.10)	15.64	11.43	1,058	1.16

GLOBAL INCOME FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
		Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
For the Years Ended October 31,				
2002 - Class A Shares	3.36%[f]	1.72%	2.98%[f]	146%
2002 - Class B Shares	2.88[f]	2.22	2.50[f]	146
2002 - Class C Shares	2.88[f]	2.22	2.50[f]	146
2002 - Institutional Shares	4.00[f]	1.07	3.62[f]	146
2002 - Service Shares	3.49[f]	1.57	3.11[f]	146
2001 - Class A Shares	3.80	1.70	3.44	222
2001 - Class B Shares	3.28	2.20	2.92	222
2001 - Class C Shares	3.28	2.20	2.92	222
2001 - Institutional Shares	4.47	1.05	4.11	222
2001 - Service Shares	3.96	1.55	3.60	222
2000 - Class A Shares	4.03	1.70	3.67	185
2000 - Class B Shares	3.53	2.20	3.17	185
2000 - Class C Shares	3.54	2.20	3.18	185
2000 - Institutional Shares	4.69	1.05	4.33	185
2000 - Service Shares	4.17	1.55	3.81	185
1999 - Class A Shares	4.12	1.72	3.74	158
1999 - Class B Shares	3.60	2.22	3.22	158
1999 - Class C Shares	3.60	2.22	3.22	158
1999 - Institutional Shares	4.75	1.07	4.37	158
1999 - Service Shares	4.28	1.57	3.90	158
1998 - Class A Shares	4.71	1.75	4.27	230
1998 - Class B Shares	4.19	2.24	3.78	230
1998 - Class C Shares	4.20	2.24	3.79	230
1998 - Institutional Shares	5.40	1.07	4.99	230
1998 - Service Shares	4.92	1.57	4.51	230

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HIGH YIELD MUNICIPAL FUND

	Net asset value, beginning of period	Income (loss) from investment operations		
		Net investment income[c]	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$10.57	$0.57	$(0.19)	$0.38
2002 - Class B Shares	10.57	0.49	(0.19)	0.30
2002 - Class C Shares	10.57	0.49	(0.19)	0.30
2002 - Institutional Shares	10.57	0.61	(0.19)	0.42
2001 - Class A Shares	10.18	0.59	0.41	1.00
2001 - Class B Shares	10.18	0.51	0.41	0.92
2001 - Class C Shares	10.18	0.52	0.40	0.92
2001 - Institutional Shares	10.18	0.64	0.40	1.04
For the Period Ended October 31,				
2000 - Class A Shares (commenced April 3, 2000)	10.00	0.33	0.17	0.50
2000 - Class B Shares (commenced April 3, 2000)	10.00	0.29	0.17	0.46
2000 - Class C Shares (commenced April 3, 2000)	10.00	0.29	0.17	0.46
2000 - Institutional Shares (commenced April 3, 2000)	10.00	0.36	0.16	0.52

See page 125 for all footnotes.

118

	Distributions to shareholders					
From net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.58)	$(0.03)	$(0.61)	$10.34	3.66%	$585,882	0.99%
(0.50)	(0.03)	(0.53)	10.34	2.88	40,428	1.74
(0.50)	(0.03)	(0.53)	10.34	2.88	30,696	1.74
(0.62)	(0.03)	(0.65)	10.34	4.07	470,905	0.59
(0.61)	—	(0.61)	10.57	10.05	303,622	0.99
(0.53)	—	(0.53)	10.57	9.23	32,403	1.74
(0.53)	—	(0.53)	10.57	9.23	20,359	1.74
(0.65)	—	(0.65)	10.57	10.48	277,301	0.59
(0.32)	—	(0.32)	10.18	5.06	121,702	0.99[b]
(0.28)	—	(0.28)	10.18	4.60	10,039	1.74[b]
(0.28)	—	(0.28)	10.18	4.60	10,213	1.74[b]
(0.34)	—	(0.34)	10.18	5.30	128,997	0.59[b]

119

HIGH YIELD MUNICIPAL FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate
For the Year Ended October 31,				
2002 - Class A Shares	5.41%[f]	1.04%	5.36%[f]	52%
2002 - Class B Shares	4.70[f]	1.79	4.65[f]	52
2002 - Class C Shares	4.68[f]	1.79	4.63[f]	52
2002 - Institutional Shares	5.84[f]	0.64	5.79[f]	52
2001 - Class A Shares	5.68	1.08	5.59	61
2001 - Class B Shares	4.91	1.83	4.82	61
2001 - Class C Shares	4.94	1.83	4.85	61
2001 - Institutional Shares	6.09	0.68	6.00	61
For the Period Ended October 31,				
2000 - Class A Shares (commenced April 3, 2000)	5.71[b]	1.27[b]	5.43[b]	52
2000 - Class B Shares (commenced April 3, 2000)	4.99[b]	2.02[b]	4.71[b]	52
2000 - Class C Shares (commenced April 3, 2000)	4.95[b]	2.02[b]	4.67[b]	52
2000 - Institutional Shares (commenced April 3, 2000)	6.14[b]	0.87[b]	5.86[b]	52

[This page intentionally left blank]

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized loss	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$ 7.24	$0.68[C]	$(0.86)	$(0.18)
2002 - Class B Shares	7.24	0.63[C]	(0.85)	(0.22)
2002 - Class C Shares	7.24	0.62[C]	(0.85)	(0.23)
2002 - Institutional Shares	7.25	0.70[C]	(0.85)	(0.15)
2002 - Service Shares	7.24	0.67[C]	(0.84)	(0.17)
2001 - Class A Shares	8.18	0.83[C]	(0.93)	(0.10)
2001 - Class B Shares	8.18	0.77[C]	(0.93)	(0.16)
2001 - Class C Shares	8.17	0.77[C]	(0.92)	(0.15)
2001 - Institutional Shares	8.19	0.86[C]	(0.93)	(0.07)
2001 - Service Shares	8.19	0.82[C]	(0.94)	(0.12)
2000 - Class A Shares	9.07	0.84[C]	(0.78)	0.06
2000 - Class B Shares	9.08	0.78[C]	(0.80)	(0.02)
2000 - Class C Shares	9.07	0.78[C]	(0.80)	(0.02)
2000 - Institutional Shares	9.08	0.88[C]	(0.79)	0.09
2000 - Service Shares	9.08	0.83[C]	(0.78)	0.05
1999 - Class A Shares	9.16	0.85	(0.10)	0.75
1999 - Class B Shares	9.16	0.77	(0.09)	0.68
1999 - Class C Shares	9.16	0.78	(0.11)	0.67
1999 - Institutional Shares	9.17	0.90[C]	(0.12)	0.78
1999 - Service Shares	9.17	0.86[C]	(0.12)	0.74
1998 - Class A Shares	9.97	0.82	(0.85)	(0.03)
1998 - Class B Shares	9.97	0.75	(0.86)	(0.11)
1998 - Class C Shares	9.97	0.75	(0.86)	(0.11)
1998 - Institutional Shares	9.97	0.84	(0.83)	0.01
1998 - Service Shares	9.97	0.80	(0.84)	(0.04)

See page 125 for all footnotes.

122

Distributions to shareholders						
From net investment income	In excess of net investment income	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.68)	$ —	$(0.68)	$ 6.38	(2.98)%	$770,011	1.16%
(0.63)	—	(0.63)	6.39	(3.56)	54,065	1.91
(0.63)	—	(0.63)	6.38	(3.57)	20,107	1.91
(0.71)	—	(0.71)	6.39	(2.59)	726,140	0.76
(0.68)	—	(0.68)	6.39	(2.93)	494	1.26
(0.84)	—	(0.84)	7.24	(1.54)	493,739	1.16
(0.78)	—	(0.78)	7.24	(2.28)	45,514	1.91
(0.78)	—	(0.78)	7.24	(2.28)	12,494	1.91
(0.87)	—	(0.87)	7.25	(1.14)	460,253	0.76
(0.83)	—	(0.83)	7.24	(1.65)	384	1.26
(0.93)	(0.02)	(0.95)	8.18	0.38	409,224	1.16
(0.86)	(0.02)	(0.88)	8.18	(0.48)	37,085	1.91
(0.86)	(0.02)	(0.88)	8.17	(0.48)	8,933	1.91
(0.96)	(0.02)	(0.98)	8.19	0.77	420,284	0.76
(0.92)	(0.02)	(0.94)	8.19	0.15	396	1.26
(0.84)	—	(0.84)	9.07	8.06	524,674	1.16
(0.76)	—	(0.76)	9.08	7.38	39,907	1.91
(0.76)	—	(0.76)	9.07	7.26	10,078	1.91
(0.87)	—	(0.87)	9.08	8.49	257,498	0.76
(0.83)	—	(0.83)	9.08	7.95	280	1.26
(0.78)	—	(0.78)	9.16	(0.70)	401,626	1.09
(0.70)	—	(0.70)	9.16	(1.43)	29,256	1.84
(0.70)	—	(0.70)	9.16	(1.43)	8,532	1.84
(0.81)	—	(0.81)	9.17	(0.32)	97,547	0.84
(0.76)	—	(0.76)	9.17	(0.79)	447	1.34

HIGH YIELD FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate
For the Years Ended October 31,				
2002 - Class A Shares	9.54%	1.19%	9.51%	36%
2002 - Class B Shares	8.83	1.94	8.80	36
2002 - Class C Shares	8.81	1.94	8.78	36
2002 - Institutional Shares	9.95	0.79	9.92	36
2002 - Service Shares	9.50	1.29	9.47	36
2001 - Class A Shares	10.55	1.22	10.49	57
2001 - Class B Shares	9.83	1.97	9.77	57
2001 - Class C Shares	9.82	1.97	9.76	57
2001 - Institutional Shares	10.96	0.82	10.90	57
2001 - Service Shares	10.49	1.32	10.43	57
2000 - Class A Shares	9.54	1.21	9.49	55
2000 - Class B Shares	8.79	1.96	8.74	55
2000 - Class C Shares	8.78	1.96	8.73	55
2000 - Institutional Shares	9.99	0.81	9.94	55
2000 - Service Shares	9.39	1.31	9.34	55
1999 - Class A Shares	9.06	1.22	9.00	59
1999 - Class B Shares	8.30	1.97	8.24	59
1999 - Class C Shares	8.26	1.97	8.20	59
1999 - Institutional Shares	9.50	0.82	9.44	59
1999 - Service Shares	8.92	1.32	8.86	59
1998 - Class A Shares	8.25	1.36	7.98	113
1998 - Class B Shares	7.61	1.88	7.57	113
1998 - Class C Shares	7.61	1.88	7.57	113
1998 - Institutional Shares	9.47	0.88	9.43	113
1998 - Service Shares	9.17	1.38	9.13	113

Footnotes:

a *Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions, a complete redemption of the investment at the net asset value at the end of period and no sales charge. Total return would be reduced if a sales or redemption charge were taken into account, if applicable. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.*

b *Annualized.*

c *Calculated based on the average shares outstanding methodology.*

d *Includes the effect of mortgage dollar roll transactions.*

e *Administration Class shares were liquidated on July 20, 1999. Ending net asset value shown as of July 20, 1999.*

f *As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was as follows:*

Fund	Decrease Net Investment Income Per Share	Increase Net Realized and Unrealized Gains and Losses Per Share	Decrease the Ratio of Net Investment Income to Average Net Asset With and Without Expense Reduction
Ultra-Short Duration Government	$0.05	$0.05	0.48%
Short Duration Government	$0.06	$0.06	0.63%
Government Income	$0.06	$0.06	0.44%
Global Income	$0.06	$0.06	0.43%
High Yield Municipal	—	—	0.04%

Per share ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

g *Less than $0.005 per share.*

* *Effective as of July 1, 2002, the Fund's name changed from the Goldman Sachs Adjustable Rate Government Fund to the Goldman Sachs Ultra-Short Duration Government Fund.*

Index



Fixed Income Funds Prospectus (Institutional Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Funds' investments is available in the Funds' annual and semi-annual reports to shareholders. In the Funds' annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Funds' performance during the last fiscal year.

Statement of Additional Information

Additional information about the Funds and their policies is also available in the Funds' Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Funds' annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550.

To obtain other information and for shareholder inquiries:

- By telephone: 1-800-621-2550
- By mail: Goldman, Sachs & Co., 4900 Sears Tower, Chicago, Illinois 60606-6372
- By e-mail: gs-funds@gs.com
- On the Internet (text-only versions): SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's public reference room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

The Funds' investment company registration number is 811-5349.

FIPROINST

Goldman Sachs Asset Management

Prospectus

**Service
Shares**

February 28, 2003

GOLDMAN SACHS FIXED INCOME FUNDS

- Goldman Sachs Ultra-Short Duration Government Fund (formerly the Adjustable Rate Government Fund)

- Goldman Sachs Short Duration Government Fund

- Goldman Sachs Short Duration Tax-Free Fund

- Goldman Sachs Government Income Fund

- Goldman Sachs Municipal Income Fund

- Goldman Sachs Core Fixed Income Fund

- Goldman Sachs Global Income Fund

- Goldman Sachs High Yield Municipal Fund

- Goldman Sachs High Yield Fund



Asset Management

General Investment Management Approach

Goldman Sachs Asset Management, a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the Short Duration Tax-Free, Government Income, Municipal Income, Core Fixed Income, High Yield Municipal and High Yield Funds. Goldman Sachs Funds Management, L.P. serves as investment adviser to the Ultra-Short Duration Government (formerly, the Adjustable Rate Government Fund) and Short Duration Government Funds. Goldman Sachs Asset Management International serves as investment adviser to the Global Income Fund. Goldman Sachs Asset Management, Goldman Sachs Funds Management, L.P., and Goldman Sachs Asset Management International are each referred to in this Prospectus as the ''Investment Adviser.''

Goldman Sachs' Fixed Income Investing Philosophy:

Active Management Within a Risk-Managed Framework

The Investment Adviser employs a disciplined, multi-step process to evaluate potential investments:

1. Sector Allocation—The Investment Adviser assesses the relative value of different investment sectors (such as U.S. corporate, asset-backed and mortgage-backed securities) to create investment strategies that meet each Fund's objectives.

2. Security Selection—In selecting securities for each Fund, the Investment Adviser draws on the extensive resources of Goldman Sachs, including fixed-income research professionals.

3. Yield Curve Strategies—The Investment Adviser adjusts the term structure of the Funds based on its expectations of changes in the shape of the yield curve while closely controlling the overall duration of the Fund.

The Investment Adviser de-emphasizes interest rate predictions as a means of generating incremental return. Instead, the Investment Adviser seeks to add value through the selection of particular securities and investment sector allocation as described above.

With every fixed-income portfolio, the Investment Adviser applies a team approach that emphasizes risk management and capitalizes on Goldman Sachs' extensive research capabilities.

1

Each of the Funds described in this Prospectus has a target duration. A Fund's duration approximates its price sensitivity to changes in interest rates. Maturity measures the time until final payment is due; it takes no account of the pattern of a security's cash flows over time. In computing portfolio duration, a Fund will estimate the duration of obligations that are subject to prepayment or redemption by the issuer, taking into account the influence of interest rates on prepayments and coupon flows. This method of computing duration is known as ''option-adjusted'' duration. The Investment Adviser will use futures contracts and options on futures contracts to manage the Funds' target duration in accordance with their benchmark or benchmarks. A Fund will not be limited as to its maximum weighted average portfolio maturity or the maximum stated maturity with respect to individual securities unless otherwise noted.

Each Fund also has credit rating requirements for the securities it buys. A Fund will deem a security to have met its minimum credit rating requirement if the security has the required rating at the time of purchase from at least one nationally recognized statistical rating organization (''NRSRO'') even though it has been rated below the minimum rating by one or more other NRSROs. Unrated securities may be purchased by the Funds if they are determined by the Investment Adviser to be of comparable quality. If a security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below such rating, the Fund will not be required to dispose of such security. This is so even if the downgrade causes the average credit quality of the Fund to be lower than that stated in the Prospectus. Furthermore, during this period, the Investment Adviser will only buy securities at or above the Fund's average rating requirement. If a downgrade occurs, the Investment Adviser will consider what action, including the sale of such security, is in the best interests of a Fund and its shareholders.

References in this Prospectus to a Fund's benchmark or benchmarks are for informational purposes only, and unless otherwise noted are not an indication of how the Fund is managed.

Fund Investment Objectives and Strategies

Goldman Sachs Ultra-Short Duration Government Fund

FUND FACTS	
Duration (under normal interest rate conditions):	Target = Six-Month U.S. Treasury Bill Index to One-Year U.S. Treasury Note Index Maximum = 2 years
Expected Approximate Interest Rate Sensitivity:	9-month U.S. Treasury bill
Credit Quality:	U.S. Government Securities and repurchase agreements collateralized by such securities; non-U.S. Government Securities rated AAA or Aaa by a NRSRO at the time of purchase or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmarks:	Six-Month U.S. Treasury Bill Index One-Year U.S. Treasury Note Index
Symbol:	GSASX

INVESTMENT OBJECTIVE

The Fund seeks to provide a high level of current income, consistent with low volatility of principal.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprise (''U.S. Government Securities''), including securities representing an interest in or collateralized by adjustable rate and fixed rate mortgage loans (''Mortgage-Backed Securities''), and in repurchase agreements collateralized by U.S. Government Securities. The remainder of the Fund's Net Assets (up to 20%) may be invested in non-government securities. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Goldman Sachs
Short Duration Government Fund

FUND FACTS	
Duration (under normal interest rate conditions):	Target = Two-Year U.S. Treasury Note Index plus or minus 0.5 years Maximum = 3 years
Expected Approximate Interest Rate Sensitivity:	2-year U.S. Treasury note
Credit Quality:	U.S. Government Securities and repurchase agreements collateralized by such securities
Benchmark:	Two-Year U.S. Treasury Note Index
Symbol:	GSDSX

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income and secondarily, in seeking current income, may also consider the potential for capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in U.S. Government Securities and in repurchase agreements collateralized by such securities. Substantially all of the Fund's Net Assets will be invested in U.S. Government Securities. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Goldman Sachs
Short Duration Tax-Free Fund

FUND FACTS	
Duration (under normal interest rate conditions):	Target = Lehman Brothers 1-3 Year Municipal Bond Index plus or minus 0.5 years Maximum = 3.5 years
Expected Approximate Interest Rate Sensitivity:	2.5-year municipal bond
Credit Quality:	Minimum = BBB or Baa by a NRSRO at the time of purchase or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmark:	Lehman Brothers 1-3 Year Municipal Bond Index
Symbol:	GSFSX

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income, consistent with relatively low volatility of principal, that is exempt from regular federal income tax.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal market conditions, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in fixed-income securities issued by or on behalf of states, territories and possessions of the United States (including the District of Columbia) and the political subdivisions, agencies and instrumentalities thereof (''Municipal Securities''), the interest on which is exempt from regular federal income tax (*i.e.,* excluded from gross income for federal tax purposes), and is not a tax preference item under the federal alternative minimum tax. Under normal market conditions, the Fund's investments in private activity bonds and taxable investments will not exceed, in the aggregate, 20% of the Fund's Net Assets. The interest from private activity bonds (including the Fund's distributions of such interest) may be a preference item for purposes of the federal alternative minimum tax. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Goldman Sachs
Government Income Fund

FUND FACTS

Duration (under normal interest rate conditions):	Target = Lehman Brothers Mutual Fund Government/Mortgage Index plus or minus 1 year Maximum = 6 years
Expected Approximate Interest Rate Sensitivity:	5-year U.S. Treasury note
Credit Quality:	U.S. Government Securities; non-U.S. Government Securities rated AAA or Aaa by a NRSRO at the time of purchase or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmark:	Lehman Brothers Mutual Fund Government/Mortgage Index
Symbol:	GSOSX

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income, consistent with safety of principal.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in U.S. Government Securities and in repurchase agreements collateralized by such securities. The remainder of the Fund's Net Assets (up to 20%) may be invested in non-government securities such as privately issued Mortgage-Backed Securities, asset-backed securities and corporate securities. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Goldman Sachs Municipal Income Fund

FUND FACTS

Duration (under normal interest rate conditions):	Target = Lehman Brothers Aggregate Municipal Bond Index plus or minus one year Maximum = 12 years
Expected Approximate Interest Rate Sensitivity:	15-year municipal bond
Credit Quality:	Minimum = BBB or Baa at the time of purchase; Weighted Average = A Securities will either be rated by a NRSRO or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmark:	Lehman Brothers Aggregate Municipal Bond Index
Symbol:	GSMEX

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income that is exempt from regular federal income tax, consistent with preservation of capital.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal market conditions, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in Municipal Securities, the interest on which is exempt from regular federal income tax (*i.e.,* excluded from gross income for federal income tax purposes). The Fund may invest up to 100% of its Net Assets in private activity bonds, the interest on which (including the Fund's distributions of such interest) may be a preference item for purposes of the federal alternative minimum tax. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Goldman Sachs
Core Fixed Income Fund

FUND FACTS	
Duration (under normal interest rate conditions):	Target = Lehman Brothers Aggregate Bond Index plus or minus one year Maximum = 6 years
Expected Approximate Interest Rate Sensitivity:	5-year U.S. Treasury note
Credit Quality:	Minimum = BBB or Baa at time of purchase; Minimum for non-U.S. dollar denominated securities = AA or Aa Securities will either be rated by a NRSRO or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmark:	Lehman Brothers Aggregate Bond Index
Symbol:	GSCSX

INVESTMENT OBJECTIVE

The Fund seeks a total return consisting of capital appreciation and income that exceeds the total return of the Lehman Brothers Aggregate Bond Index (the ''Index'').

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in fixed-income securities, including U.S. Government Securities, corporate debt securities, privately issued Mortgage-Backed Securities and asset-backed securities. The Fund may also invest in custodial receipts, Municipal Securities and convertible securities. The Fund's investments in non-U.S. dollar denominated obligations will not exceed 25% of its total assets at the time of investment, of which 10% may be invested in obligations of issuers in countries with emerging markets or economies (''emerging countries''). In pursuing its investment objective, the Fund uses the Index as its performance benchmark, but the Fund will not attempt to replicate the Index. The Fund may, therefore, invest in securities that are not included in the Index.

Goldman Sachs Global Income Fund

FUND FACTS	
Duration (under normal interest rate conditions):	Target = J.P. Morgan Global Government Bond Index (hedged) plus or minus 2.5 years Maximum = 7.5 years
Expected Approximate Interest Rate Sensitivity:	6-year government bond
Credit Quality:	Minimum = BBB or Baa at time of purchase; at least 50% of total assets = AAA or Aaa Securities will either be rated by a NRSRO or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmark:	J.P. Morgan Global Government Bond Index (hedged)
Symbol:	GGISX

INVESTMENT OBJECTIVE

The Fund seeks a high total return, emphasizing current income, and, to a lesser extent, providing opportunities for capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in a portfolio of fixed-income securities of U.S. and foreign issuers. The Fund also enters into transactions in foreign currencies. Under normal market conditions, the Fund will:

- Have at least 30% of its Net Assets, after considering the effect of currency positions, denominated in U.S. dollars
- Invest in securities of issuers in at least three countries
- Seek to meet its investment objective by pursuing investment opportunities in foreign and domestic fixed-income securities markets and by engaging in currency transactions to seek to enhance returns and to seek to hedge its portfolio against currency exchange rate fluctuations

The Fund may invest more than 25% of its total assets in the securities of corporate and governmental issuers located in each of Canada, Germany, Japan and

9

Goldman Sachs
Global Income Fund continued

the United Kingdom as well as in the securities of U.S. issuers. Not more than 25% of the Fund's total assets will be invested in securities of issuers in any other single foreign country. The Fund may also invest up to 10% of its total assets in issuers in emerging countries.

The fixed-income securities in which the Fund may invest include:
- U.S. Government Securities and custodial receipts therefor
- Securities issued or guaranteed by a foreign government or any of its political subdivisions, authorities, agencies, instrumentalities or by supranational entities
- Corporate debt securities
- Certificates of deposit and bankers' acceptances issued or guaranteed by, or time deposits maintained at, U.S. or foreign banks (and their branches wherever located) having total assets of more than $1 billion
- Commercial paper
- Mortgage-Backed Securities and asset-backed securities

The Global Income Fund is ''non-diversified'' under the Investment Company Act of 1940 (the ''Act''), and may invest more of its assets in fewer issuers than ''diversified'' mutual funds. Therefore, the Global Income Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

Goldman Sachs
High Yield Municipal Fund

FUND FACTS

Duration (under normal interest rate conditions):	Target = Lehman Brothers Municipal Bond Index plus or minus 2 years Maximum = 12 years
Expected Approximate Interest Rate Sensitivity:	15–20-year municipal bond
Credit Quality:	At least 65% of total assets = BBB or Baa or lower at the time of purchase or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmarks:	Lehman Brothers Aggregate Municipal Bond Index and Lehman Brothers High Yield Municipal Bond Index
Symbol:	N/A

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income that is exempt from regular federal income tax and may also consider the potential for capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 65% of its total assets (not including securities lending collateral and any investment of that collateral) measured at time of purchase (''Total Assets'') in high-yield Municipal Securities that, at the time of purchase, are medium quality or non-investment grade. Medium quality securities are rated BBB or Baa by a NRSRO, and non-investment grade securities are securities rated BB, Ba or below by a NRSRO. Unrated securities will be determined by the Investment Adviser to be of comparable quality. Under normal circumstances, the Fund may also invest up to 35% of its Total Assets in higher grade fixed-income securities.

In pursuing its principal investment strategy, the Investment Adviser will assess the relative value in the Municipal Securities market from both a credit and yield curve perspective. Tax-exempt securities offering the high current income sought by the Fund may be predominantly in the lower rating categories of NRSROs (BB/Ba or lower).

Goldman Sachs
High Yield Municipal Fund continued

Under normal market conditions, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in Municipal Securities, the interest on which is exempt from regular federal income tax (*i.e.,* excluded from gross income for federal income tax purposes).

The Fund may invest up to 100% of its Net Assets in private activity bonds, the interest on which (including the Fund's distributions of such interest) may be a preference item for purposes of the federal alternative minimum tax. 100% of the Fund's portfolio will be invested in U.S. dollar-denominated securities.

Recognizing that the high-yield municipal market may consist of a limited number of attractive investment opportunities at any one time, the Investment Adviser may temporarily close the Fund to new investors in circumstances when it believes that a sufficient quantity of appropriate high-yield Municipal Securities are not available in the market place. This determination will not preclude existing shareholders of the High Yield Municipal Fund from purchasing or redeeming Fund shares.

The High Yield Municipal Fund is ''non-diversified'' under the Act, and may invest more of its assets in fewer issuers than ''diversified'' mutual funds. Therefore, the High Yield Municipal Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

Non-investment grade fixed-income securities (commonly known as ''junk bonds'') tend to offer higher yields than higher rated securities with similar maturities. Non-investment grade fixed-income securities are, however, considered speculative and generally involve greater price volatility and greater risk of loss of principal and interest than higher rated securities. The Fund may purchase the securities of issuers that are in default.

Goldman Sachs
High Yield Fund

FUND FACTS

Duration (under normal interest rate conditions):	Target = Lehman Brothers U.S. Corporate High Yield Bond Index plus or minus 2.5 years Maximum = 7.5 years
Expected Approximate Interest Rate Sensitivity:	6-year U.S. Treasury note
Credit Quality:	At least 80% of net assets = BB or Ba or lower at the time of purchase or, if unrated, determined by the Investment Adviser to be of comparable quality
Benchmark:	Lehman Brothers U.S. Corporate High Yield Bond Index
Symbol:	GSHSX

INVESTMENT OBJECTIVE

The Fund seeks a high level of current income and may also consider the potential for capital appreciation.

PRINCIPAL INVESTMENT STRATEGIES

The Fund invests, under normal circumstances, at least 80% of its net assets plus any borrowings for investment purposes (measured at time of purchase) (''Net Assets'') in high-yield, fixed-income securities that, at the time of purchase, are non-investment grade securities. Non-investment grade securities are securities rated BB, Ba or below by a NRSRO, or, if unrated, determined by the Investment Adviser to be of comparable quality. The Fund may invest in all types of fixed-income securities, including:

- Senior and subordinated corporate debt obligations (such as bonds, debentures, notes and commercial paper)
- Convertible and non-convertible corporate debt obligations
- Loan participations
- Custodial receipts
- Municipal Securities
- Preferred stock

13

Goldman Sachs
High Yield Fund continued

The Fund may invest up to 25% of its total assets in obligations of domestic and foreign issuers which are denominated in currencies other than the U.S. dollar and in securities of issuers located in emerging countries denominated in any currency.

Under normal market conditions, the Fund may invest up to 20% of its Net Assets in investment grade fixed-income securities, including U.S. Government Securities. The Fund may also invest in common stocks, warrants, rights and other equity securities, but will generally hold such equity investments only when debt or preferred stock of the issuer of such equity securities is held by the Fund or when the equity securities are received by the Fund in connection with a corporate restructuring of an issuer.

Non-investment grade fixed-income securities (commonly known as ''junk bonds'') tend to offer higher yields than higher rated securities with similar maturities. Non-investment grade fixed-income securities are, however, considered speculative and generally involve greater price volatility and greater risk of loss of principal and interest than higher rated securities. The Fund may purchase the securities of issuers that are in default.

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Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Funds in seeking to achieve their investment objectives. The table also highlights the differences among the Funds in their use of these techniques and other investment practices and investment securities. Numbers in this table show allowable usage only; for actual usage, consult the Funds' annual and semi-annual reports. For more information about these and other investment practices and securities, see Appendix A.

10 Percent of total assets (including securities lending collateral) *(italic type)*

10 Percent of net assets (excluding borrowings for investment purposes) (roman type)

• No specific percentage limitation on usage; limited only by the objectives and strategies of the Fund

— Not permitted

	Ultra-Short Duration Government Fund	Short Duration Government Fund	Short Duration Tax-Free Fund	Government Income Fund
Investment Practices				
Borrowings	*33$^1/_3$*	*33$^1/_3$*	*33$^1/_3$*	*33$^1/_3$*
Credit, Interest Rate and Total Return Swaps*	•	•	•	•
Currency Options and Futures	—	—	—	—
Cross Hedging of Currencies	—	—	—	—
Currency Swaps*	—	—	—	—
Financial Futures Contracts	•	•	•	•
Forward Foreign Currency Exchange Contracts	—	—	—	—
Interest Rate Floors, Caps and Collars	•	•	•	•
Mortgage Dollar Rolls	•	•	—	•
Mortgage Swaps*	•	•	—	•
Options (including Options on Futures)	•	•	•	•
Options on Foreign Currencies	—	—	—	—
Repurchase Agreements	•	•	•	•
Securities Lending	*33$^1/_3$*	*33$^1/_3$*	*33$^1/_3$*	*33$^1/_3$*
Standby Commitments and Tender Option Bonds	—	—	•	—
When-Issued Securities and Forward Commitments	•	•	•	•

 * *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*

** *These Funds may enter into repurchase agreements collateralized by securities issued by foreign governments.*

Municipal Income Fund	Core Fixed Income Fund	Global Income Fund	High Yield Municipal Fund	High Yield Fund
$33^1/_3$	$33^1/_3$	$33^1/_3$	$33^1/_3$	$33^1/_3$
•	•	•	•	•
—	•	•	—	•
—	•	•	—	•
—	•	•	—	•
•	•	•	•	•
—	•	•	—	•
•	•	•	•	•
—	•	•	—	—
—	•	•	—	•
•	•	•	•	•
—	•	•	—	•
•	•**	•**	•	•**
$33^1/_3$	$33^1/_3$	$33^1/_3$	$33^1/_3$	$33^1/_3$
•	—	—	•	—
•	•	•	•	•

	Ultra-Short Duration Government Fund	Short Duration Government Fund	Short Duration Tax-Free Fund	Government Income Fund
Investment Securities				
Asset-Backed Securities	•[1]	•[1]	•	•
Bank Obligations	•	—	—	•
Convertible Securities	—	—	•	—
Corporate Debt Obligations and Trust Preferred Securities	•	—	•	•
Emerging Country Securities	—	—	—	—
Floating and Variable Rate Obligations	•	•	•	•
Foreign Securities[2]	—	—	—	—
Loan Participations	—	—	—	—
Mortgage-Backed Securities				
Adjustable Rate Mortgage Loans	•	•	—	•
Collateralized Mortgage Obligations	•	•	—	•
Multiple Class Mortgage-Backed Securities	•	•	—	•
Privately Issued Mortgage-Backed Securities	•	—	—	•
Stripped Mortgage-Backed Securities	•	•	—	•
Lower Grade Fixed Income Securities	—	—	—	—
Preferred Stock, Warrants and Rights	—	—	—	—
Structured Securities*	•	•	•	•
Taxable Municipal Securities	•	—	•	•
Tax-Free Municipal Securities	•	—	80+	•
Temporary Investments	•	•	•[5]	•
U.S. Government Securities	•	80+	•	80+

* Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.

[1] *Ultra-Short Duration Government and Short Duration Government Funds may only invest in asset-backed securities that are issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises.*

[2] *Includes issuers domiciled in one country and issuing securities denominated in the currency of another.*

[3] *Of the Funds' investments in foreign securities, 10% of each Fund's total assets in the aggregate may be invested in emerging country securities.*

[4] *High Yield Municipal and High Yield Funds will invest at least 65% and 80% of their Total Assets and Net Assets, respectively, in lower grade securities under normal circumstances.*

[5] *Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds may invest no more than 20% of their Net Assets in taxable investments under normal market conditions. Under unusual conditions, taxable investments may exceed this percentage.*

Municipal Income Fund	Core Fixed Income Fund	Global Income Fund	High Yield Municipal Fund	High Yield Fund
•	•	•	•	•
—	•	•	—	•
•	•	—	•	•
•	•	•	•	•
—	10[3]	10[3]	—	25[7]
•	•	•	•	•
—	25	•	—	•[7]
—	—	—	—	•
—	•	•	—	•
—	•	•	—	•
—	•	•	—	•
—	•	•	—	•
—	•	•	—	•
—	—	—	65+[4]	80+[4]
—	—	—	—	•
•	•	•	•	•
20	•	—	20	•
80+	•	—	80+	•
•[5]	•	•	•[5,6]	•[6]
•	•	•	•	•

[6] High Yield Municipal and High Yield Funds may for this purpose invest in investment and high grade securities without limit.

[7] The High Yield Fund may invest up to 25% of its total assets in securities not denominated in U.S. dollars and in emerging country securities denominated in any currency.

Principal Risks of the Funds

Loss of money is a risk of investing in each Fund. An investment in a Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Funds and may result in a loss of your investment. None of the Funds should be relied upon as a complete investment program. There can be no assurance that a Fund will achieve its investment objective.

• Applicable — Not applicable	Ultra-Short Duration Government Fund	Short Duration Government Fund	Short Duration Tax-Free Fund	Government Income Fund
NAV	•	•	•	•
Interest Rate	•	•	•	•
Credit/Default	•	•	•	•
Call	•	•	•	•
Extension	•	•	•	•
Derivatives	•	•	•	•
U.S. Government Securities	•	•	•	•
Market	•	•	•	•
Management	•	•	•	•
Liquidity	•	•	•	•
Non-Diversification	—	—	—	—
Foreign	—	—	—	—
Emerging Countries	—	—	—	—
Junk Bond	—	—	—	—
Tax	—	—	•	—
Concentration	—	—	•	—

Municipal Income Fund	Core Fixed Income Fund	Global Income Fund	High Yield Municipal Fund	High Yield Fund
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
•	•	•	•	•
—	—	•	•	—
—	•	•	—	•
—	•	•	—	•
—	—	—	•	•
•	—	—	•	—
•	—	•	•	—

All Funds:

■ *NAV Risk*—The risk that the net asset value (''NAV'') of the Fund and the value of your investment will fluctuate.

■ *Interest Rate Risk*—The risk that when interest rates increase, fixed-income securities held by a Fund will decline in value. Long-term fixed-income securities will normally have more price volatility because of this risk than short-term fixed-income securities.

■ *Credit/Default Risk*—The risk that an issuer or guarantor of fixed-income securities held by a Fund (which may have low credit ratings) may default on its obligation to pay interest and repay principal. With respect to the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds, this risk includes the risk of default on foreign letters of credit or guarantees that back Municipal Securities.

■ *Call Risk*—The risk that an issuer will exercise its right to pay principal on an obligation held by a Fund (such as a Mortgage-Backed Security) earlier than expected. This may happen when there is a decline in interest rates. Under these circumstances, a Fund may be unable to recoup all of its initial investment and will also suffer from having to reinvest in lower yielding securities.

■ *Extension Risk*—The risk that an issuer will exercise its right to pay principal on an obligation held by a Fund (such as a Mortgage-Backed Security) later than expected. This may happen when there is a rise in interest rates. Under these circumstances, the value of the obligation will decrease, and a Fund will also suffer from the inability to invest in higher yielding securities.

■ *Derivatives Risk*—The risk that loss may result from a Fund's investments in options, futures, swaps, options on swaps, structured securities and other derivative investments. These instruments may be leveraged so that small changes may produce disproportionate losses to a Fund.

■ *U.S. Government Securities Risk*—The risk that the U.S. government will not provide financial support to U.S. government agencies, instrumentalities or sponsored enterprises if it is not obligated to do so by law. Many U.S. Government Securities purchased by the Funds, such as those issued by the Federal National Mortgage Association (''Fannie Mae'') and Federal Home Loan Mortgage Corporation (''Freddie Mac''), are not backed by the full faith and credit of the United States. The maximum potential liability of the issuers of some U.S. Government Securities held by a Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

■ *Market Risk*—The risk that the value of the securities in which a Fund invests may go up or down in response to the prospects of individual companies, particular industry sectors and/or general economic conditions. Price changes may be temporary or last for extended periods. A Fund's investments may be overweighted

22

from time to time in one or more industry sectors, which will increase a Fund's exposure to risk of loss from adverse developments affecting those sectors.

■ *Management Risk*—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.

■ *Liquidity Risk*—The risk that a Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Funds that invest in non-investment grade fixed-income securities or emerging country issuers will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within these investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate. The Goldman Sachs Asset Allocation Portfolios (the ''Asset Allocation Portfolios'') expect to invest a significant percentage of their assets in the Funds and other funds for which Goldman Sachs now or in the future acts as investment adviser or underwriter. Redemptions by an Asset Allocation Portfolio of its position in a Fund may further increase liquidity risk and may impact a Fund's NAV.

Specific Funds:

■ *Non-Diversification Risk*—The Global Income and High Yield Municipal Funds are non-diversified, meaning that each Fund is permitted to invest more of its assets in fewer issuers than ''diversified'' mutual funds. Thus, each Fund may be more susceptible to adverse developments affecting any single issuer held in its portfolio, and may be more susceptible to greater losses because of these developments.

■ *Foreign Risk*—The Core Fixed Income, Global Income and High Yield Funds will be subject to risks of loss with respect to their foreign investments that are not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions. The Funds will also be subject to the risk of negative foreign currency rate fluctuations. Foreign risks will normally be greatest when a Fund invests in issuers located in emerging countries.

■ *Emerging Countries Risk*—The Core Fixed Income, Global Income and High Yield Funds may invest in emerging countries. The securities markets of Asian, Latin and South American, Eastern European, African and other emerging countries are less liquid, are especially subject to greater price volatility, have smaller market capitalizations, have less government regulation and are not subject to as extensive and frequent accounting, financial and other reporting requirements as the securities markets of more developed countries. These risks are not normally associated with investments in more developed countries.

■ **_"Junk Bond" Risk_**—The High Yield Municipal and High Yield Funds will invest in non-investment grade fixed-income securities (commonly known as "junk bonds") that are considered predominantly speculative by traditional investment standards. Non-investment grade fixed-income securities and unrated securities of comparable credit quality are subject to the increased risk of an issuer's inability to meet principal and interest payment obligations. These securities may be subject to greater price volatility due to such factors as specific corporate or municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity.

■ **_Tax Risk_**—The Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds may be more adversely impacted by changes in tax rates and policies than the other Funds. Because interest income from Municipal Securities is normally not subject to regular federal income taxation, the attractiveness of Municipal Securities in relation to other investment alternatives is affected by changes in federal income tax rates or changes in the tax-exempt status of interest income from Municipal Securities. Any proposed or actual changes in such rates or exempt status, therefore, can significantly affect the demand for and supply, liquidity and marketability of Municipal Securities. This could in turn affect a Fund's net asset value and ability to acquire and dispose of Municipal Securities at desirable yield and price levels. Additionally, these Funds would not be a suitable investment for IRAs, other tax-exempt or tax-deferred accounts or for other investors who are not sensitive to the federal, state or local income tax consequences of their investments.

■ **_Concentration Risk_**—The risk that if the Short Duration Tax-Free Fund, Municipal Income Fund, Global Income Fund or High Yield Municipal Fund invests more than 25% of its total assets in issuers within the same country, state, industry or economic sector, an adverse economic, business or political development may affect the value of the Fund's investments more than if its investments were not so concentrated. At the October 31, 2002 fiscal year end of the High Yield Municipal Fund, the Fund had invested more than 25% of its assets in Municipal Securities of issuers located in Florida. In addition, the Global Income Fund may invest more than 25% of its total assets in the securities of corporate and governmental issuers located in each of Canada, Germany, Japan and the United Kingdom, as well as in the securities of U.S. issuers. Concentration of the Global Income Fund's investments in such issuers will subject the Fund, to a greater extent than if investments were less concentrated, to losses arising from adverse developments affecting those issuers or countries.

More information about the Funds' portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

HOW THE FUNDS HAVE PERFORMED

The bar chart and table provide an indication of the risks of investing in a Fund by showing: (a) changes in the performance of a Fund's Service Shares from year to year; and (b) how the average annual total returns of a Fund's Service Shares compare to those of broad-based securities market indices. The bar chart and table assume reinvestment of dividends and distributions. A Fund's past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future. Performance reflects expense limitations in effect. If expense limitations were not in place, a Fund's performance would have been reduced. As of the date of this Prospectus, Service Shares of the High Yield Municipal Fund had not commenced operations. Performance of the High Yield Municipal Fund is represented by the Fund's Class A Shares. Class A Shares are not offered in this Prospectus but have substantially similar annual returns because the shares are invested in the same investment portfolio of securities. Annual returns differ only to the extent that Class A Shares have a 0.25% distribution and service fee and a 0.19% transfer agency fee while Service Shares have a 0.25% personal account maintenance fee, a 0.25% shareholder administration fee and a 0.04% transfer agency fee. In addition, Class A Shares, unlike Service Shares, are subject to a maximum sales charge of 4.5%.

INFORMATION ON AFTER-TAX RETURNS

These definitions apply to the after-tax returns.

Average Annual Total Returns Before Taxes. These returns do not reflect taxes on distributions on a Fund's Service Shares nor do they show how performance can be impacted by taxes when shares are redeemed (sold) by you.

Average Annual Total Returns After Taxes on Distributions. These returns assume that taxes are paid on Fund distributions on a Fund's Service Shares (*i.e.*, dividends and capital gains) but do not reflect taxes that may be incurred upon redemption (sale) of the Service Shares at the end of the performance period.

Average Annual Total Returns After Taxes on Distributions and Sale of Shares. These returns reflect taxes paid on distributions on a Fund's Service Shares and taxes applicable when the shares are redeemed (sold).

Note on Tax Rates. The after-tax performance figures are calculated using the historically highest individual federal marginal income tax rates at the time of the distributions (as of the date of this Prospectus, 38.6% for ordinary income dividends and long-term 20% for capital gains distributions) and do not reflect state and local taxes. In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. Under certain circumstances, the addition of the tax benefits from capital losses resulting from redemptions may cause the Returns After Taxes on Distributions and Sale of Fund Shares to be greater than the Returns After Taxes on Distributions or even the Returns Before Taxes.

Ultra-Short Duration Government Fund

CALENDAR YEAR



	1998	1999	2000	2001	2002
	3.54%	4.63%	6.10%	6.74%	2.64%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Service Shares (Inception 3/27/97)			
Returns Before Taxes	2.64%	4.72%	4.88%
Returns After Taxes on Distributions**	1.21%	2.75%	2.88%
Returns After Taxes on Distributions and Sale of Fund Shares**	1.61%	2.82%	2.93%
Six-Month U.S. Treasury Bill Index***	2.21%	4.81%	4.92%
One-Year U.S. Treasury Note Index***	3.28%	5.30%	5.43%
Lehman Brothers Mutual Fund Short (1-2) U.S. Government Index****	5.13%	6.19%	6.33%

* *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Six-Month U.S. Treasury Bill Index and One-Year U.S. Treasury Note Index, as reported by Merrill Lynch, do not reflect any deduction for fees, expenses or taxes.*

**** *The Lehman Brothers Mutual Fund Short (1-2) U.S. Government Index, an unmanaged index, does not reflect any deduction for fees, expenses or taxes.*
Effective July 1, 2002, the Adjustable Rate Government Fund was renamed the Ultra-Short Duration Government Fund.

Short Duration Government Fund



TOTAL RETURN

CALENDAR YEAR

Best Quarter*
Q3 '01   +3.65%

Worst Quarter*
Q4 '98   −0.25%

6.55% 5.22% 2.52% 7.97% 8.22% 6.42%

1997 1998 1999 2000 2001 2002

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Service Shares (Inception 4/10/96)			
Returns Before Taxes	6.42%	6.05%	6.23%
Returns After Taxes on Distributions**	4.74%	3.84%	3.96%
Returns After Taxes on Distributions and Sale of Fund Shares**	3.91%	3.73%	3.85%
Two-Year U.S. Treasury Note Index***	6.87%	6.13%	6.25%
Lehman Brothers Mutual Fund Short (1-3) U.S. Government Index****	6.01%	6.51%	6.58%

 * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

 ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

 *** *The Two-Year U.S. Treasury Note Index, as reported by Merrill Lynch, does not reflect any deduction for fees, expenses or taxes.*

**** *The Lehman Brothers Mutual Fund Short (1-3) U.S. Government Index, an unmanaged index, does not reflect any deduction for fees, expenses or taxes.*

Short Duration Tax-Free Fund



TOTAL RETURN   **CALENDAR YEAR**

Best Quarter*
Q2 '02   +2.56%

Worst Quarter*
Q2 '99   −0.69%

6.31% 4.19% 4.74% 4.17% 0.63% 4.91% 5.13% 5.30%

1995 1996 1997 1998 1999 2000 2001 2002

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Service Shares (Inception 9/20/94)			
Returns Before Taxes	5.30%	4.01%	4.23%
Returns After Taxes on Distributions**	5.30%	4.01%	4.23%
Returns After Taxes on Distributions and Sale of Fund Shares**	4.22%	3.89%	4.11%
Lehman Brothers Three-Year Municipal Bond Index***	6.73%	5.32%	5.49%
Lehman Brothers 1-3 Year Municipal Bond Index***	4.98%	4.81%	4.82%

  * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

  ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

 *** *The Lehman Brothers Three-Year Municipal Bond Index, an unmanaged index, does not reflect any deduction for fees, expenses or taxes.*

**** *Effective November 22, 2002, the Lehman Brothers 1-3 Year Municipal Bond Index replaced the Lehman Brothers Three-Year Municipal Bond Index as the Fund's benchmark. In an attempt to lower the Fund's volatility, the Investment Adviser lowered the Fund's duration from 2.5 years to 2.2 years. As a result, the Lehman Brothers Three-Year Municipal Bond Index was no longer an appropriate benchmark against which to measure the Fund's performance in the Investment Adviser's opinion, and as such the Lehman Brothers 1-3 Year Municipal Bond Index became the Fund's new index, as its duration range is more consistent with that of the Fund. The Lehman Brothers 1-3 Year Municipal Bond Index, an unmanaged index, represents investment grade municipal bonds with maturities greater than one year and less than 4 years, and does not reflect any deduction for fees, expenses or taxes.*

Government Income Fund



TOTAL RETURN

Best Quarter*
Q4 '00   +4.70%

Worst Quarter*
Q2 '99   −1.18%

CALENDAR YEAR

- 1998: 6.85%
- 1999: -0.91%
- 2000: 12.08%
- 2001: 7.13%
- 2002: 9.37%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Service Shares (Inception 8/15/97)			
Returns Before Taxes	9.37%	6.81%	6.99%
Returns After Taxes on Distributions**	7.50%	4.37%	4.39%
Returns After Taxes on Distributions and Sale of Fund Shares**	5.73%	4.24%	4.29%
Lehman Brothers Mutual Fund Government/Mortgage Index***	10.06%	7.55%	7.24%

  * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

 ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Lehman Brothers Mutual Fund Government/Mortgage Index, an unmanaged index, does not reflect any deduction for fees, expenses or taxes.*

Municipal Income Fund



TOTAL RETURN

CALENDAR YEAR

Best Quarter*
Q4 '00   +4.33%

Worst Quarter*
Q2 '99   −2.91%

Chart values:
- 1998: 5.46%
- 1999: −4.99%
- 2000: 11.34%
- 2001: 5.08%
- 2002: 7.88%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Service Shares (Inception 8/15/97)			
Returns Before Taxes	7.88%	4.81%	5.63%
Returns After Taxes on Distributions**	7.88%	4.76%	5.47%
Returns After Taxes on Distributions and Sale of Fund Shares**	6.57%	4.68%	5.32%
Lehman Brothers Aggregate Municipal Bond Index***	9.60%	6.06%	6.34%

  * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

  ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Lehman Brothers Aggregate Municipal Bond Index is an unmanaged broad-based total return index composed of approximately 8,000 investment grade, fixed rate, and tax-exempt issues, with a remaining maturity of at least one year. The Index figures do not include any deduction for fees, expenses or taxes.*

Core Fixed Income Fund



TOTAL RETURN

Best Quarter*
Q3 '01   +4.42%

Worst Quarter*
Q2 '99   −1.23%

CALENDAR YEAR

8.86%	7.42%	-1.41%	10.88%	7.87%	8.09%
1997	1998	1999	2000	2001	2002

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Service Shares (Inception 3/13/96)			
Returns Before Taxes	8.09%	6.49%	6.93%
Returns After Taxes on Distributions**	5.96%	4.08%	4.45%
Returns After Taxes on Distributions and Sale of Fund Shares**	4.93%	3.99%	4.32%
Lehman Brothers Aggregate Bond Index***	10.25%	7.54%	7.81%

  * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

 ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Lehman Brothers Aggregate Bond Index represents an unmanaged diversified portfolio of fixed-income securities, including U.S. Treasuries, investment-grade corporate bonds and mortgage-backed and asset-backed securities. The Index figures do not reflect any deduction for fees, expenses or taxes.*

Global Income Fund



TOTAL RETURN		CALENDAR YEAR

Best Quarter*
Q3 '98   +5.52%

Worst Quarter*
Q2 '99   −1.79%

10.33%   8.94%   4.54%   6.03%

-1.45%

1998   1999   2000   2001   2002

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Service Shares (Inception 3/12/97)			
Returns Before Taxes	6.03%	5.60%	7.14%
Returns After Taxes on Distributions**	4.41%	3.26%	4.40%
Returns After Taxes on Distributions and Sale of Fund Shares**	3.67%	3.32%	4.39%
J.P. Morgan Global Government Bond Index (hedged)***	8.41%	7.45%	8.42%

  * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

 ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The J.P. Morgan Global Government Bond Index (hedged), an unmanaged index, does not reflect any deduction for fees, expenses or taxes.*

High Yield Municipal Fund

TOTAL RETURN

Best Quarter*
Q1 '01   +3.71%

Worst Quarter*
Q4 '01   −0.48%

CALENDAR YEAR (CLASS A)



	7.30%	7.41%
	2001	2002

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	Since Inception
Class A Shares (Inception 4/3/00)		
Returns Before Taxes	2.54%	5.90%
Returns After Taxes on Distributions**	2.54%	5.86%
Returns After Taxes on Distributions and Sale of Fund Shares**	3.68%	5.84%
Lehman Brothers High Yield Municipal Index***	1.97%	4.02%
Lehman Brothers Aggregate Municipal Bond Index****	9.60%	8.47%

   * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

  ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

 *** *The Lehman Brothers High Yield Municipal Index is an unmanaged index made up of bonds that are non-investment grade, unrated, or rated below Ba1 by Moody's Investors Services with a remaining maturity of at least one year. The Index does not reflect any deduction for fees, expenses or taxes.*

**** *The Lehman Brothers Aggregate Municipal Bond Index is an unmanaged broad-based total return index composed of approximately 8,000 investment grade, fixed rate, and tax-exempt issues, with a remaining maturity of at least one year. The Index does not reflect any deduction for fees, expenses, or taxes.*

High Yield Fund

TOTAL RETURN

Best Quarter*
Q4 '01   +8.92%

Worst Quarter*
Q3 '98   −6.63%

CALENDAR YEAR



	1998	1999	2000	2001	2002
	2.93%	4.26%	−4.47%	5.36%	−0.83%

AVERAGE ANNUAL TOTAL RETURN

For the period ended December 31, 2002	1 Year	5 Years	Since Inception
Service Shares (Inception 8/1/97)			
Returns Before Taxes	−0.83%	1.38%	2.03%
Returns After Taxes on Distributions**	−4.42%	−2.30%	−1.61%
Returns After Taxes on Distributions and Sale of Fund Shares**	−0.54%	−0.66%	−0.12%
Lehman Brothers U.S. Corporate High Yield Bond Index***	−1.40%	0.38%	1.03%

  * *Please note that ''Best Quarter'' and ''Worst Quarter'' figures are applicable only to the time period covered by the bar chart.*

 ** *After-tax returns are calculated using the historical highest individual federal marginal income tax rates and do not reflect the impact of state and local taxes. Actual after-tax returns depend on an investor's tax situation and may differ from those shown. In addition, the after-tax returns shown are not relevant to investors who hold Fund shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.*

*** *The Lehman Brothers U.S. Corporate High Yield Bond Index is a total return performance benchmark for fixed-income securities having a maximum quality rating of Ba1 (as determined by Moody's Investors Services), a minimum amount outstanding of $100 million and at least one year to maturity. The Index is unmanaged and does not reflect any deduction for fees, expenses or taxes.*

Fund Fees and Expenses (Service Shares)

This table describes the fees and expenses that you would pay if you buy and hold Service Shares of a Fund.

	Ultra-Short Duration Government Fund	Short Duration Government Fund	Short Duration Tax-Free Fund
Shareholder Fees (fees paid directly from your investment):			
Maximum Sales Charge (Load) Imposed on Purchases	None	None	None
Maximum Deferred Sales Charge (Load)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees	None	None	None
Exchange Fees	None	None	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[2]			
Management Fees[3]	0.40%	0.50%	0.40%
Other Expenses	0.58%	0.64%	0.72%
Service Fees[4]	0.25%	0.25%	0.25%
Shareholder Administration Fees	0.25%	0.25%	0.25%
All Other Expenses[5]	0.08%	0.14%	0.22%
Total Fund Operating Expenses*	0.98%	1.14%	1.12%

See page 38 for all other footnotes.

* As a result of current waivers and expense limitations, ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Funds which are actually incurred as of the date of this Prospectus are as set forth below. The waivers and expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Ultra-Short Duration Government Fund	Short Duration Government Fund	Short Duration Tax-Free Fund
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[2]			
Management Fees[3]	0.40%	0.50%	0.35%
Other Expenses	0.58%	0.54%	0.54%
Service Fees[4]	0.25%	0.25%	0.25%
Shareholder Administration Fees	0.25%	0.25%	0.25%
All Other Expenses[5]	0.08%	0.04%	0.04%
Total Fund Operating Expenses (after current waivers and expense limitations)	0.98%	1.04%	0.89%

Government Income Fund	Municipal Income Fund	Core Fixed Income Fund	Global Income Fund	High Yield Municipal Fund[1]	High Yield Fund
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
None	None	None	None	None	None
0.65%	0.55%	0.40%	0.90%	0.55%	0.70%
0.69%	0.66%	0.60%	0.67%	0.59%	0.59%
0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
0.19%	0.16%	0.10%	0.17%	0.09%	0.09%
1.34%	1.21%	1.00%	1.57%	1.14%	1.29%

Government Income Fund	Municipal Income Fund	Core Fixed Income Fund	Global Income Fund	High Yield Municipal Fund	High Yield Fund
0.54%	0.50%	0.40%	0.65%	0.55%	0.70%
0.54%	0.54%	0.60%	0.54%	0.54%	0.56%
0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
0.25%	0.25%	0.25%	0.25%	0.25%	0.25%
0.04%	0.04%	0.10%	0.04%	0.04%	0.06%
1.08%	1.04%	1.00%	1.19%	1.09%	1.26%

Fund Fees and Expenses continued

[1] *Service Shares had not commenced as of the date of this Prospectus, therefore expense information presented is based upon existing share classes.*

[2] *The Funds' annual operating expenses are based on actual expenses.*

[3] *The Investment Adviser has voluntarily agreed not to impose a portion of the management fee on the Short Duration Tax-Free, Government Income, Municipal Income and Global Income Funds equal to 0.05%, 0.11%, 0.05% and 0.25%, respectively of such Funds' average daily net assets. **As a result of fee waivers, the current management fees of the Short Duration Tax-Free, Government Income, Municipal Income and Global Income Funds are 0.35%, 0.54%, 0.50% and 0.65%, respectively, of such Funds' average daily net assets. The waivers may be terminated at any time at the option of the Investment Adviser.***

[4] *Service Organizations may charge other fees to their customers who are beneficial owners of Service Shares in connection with their customers' accounts. Such fees may affect the return customers realize with respect to their investments.*

[5] *''All Other Expenses'' include transfer agency fees and expenses equal on an annualized basis to 0.04% of the average daily net assets of each Fund's Service Shares, plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''All Other Expenses'' of each Fund (excluding management fees, transfer agency fees and expenses, service fees, shareholder administration fees, taxes, interest, brokerage fees and litigation, indemnification, shareholder meetings and other extraordinary expenses) to the following percentages of each Fund's average daily net assets:*

Fund	Other Expenses
Ultra-Short Duration Government	*0.05%*
Short Duration Government	*0.00%*
Short Duration Tax-Free	*0.00%*
Government Income	*0.00%*
Municipal Income	*0.00%*
Core Fixed Income	*0.10%*
Global Income	*0.00%*
High Yield Municipal	*0.00%*
High Yield	*0.02%*

Example

The following Example is intended to help you compare the cost of investing in a Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Service Shares of a Fund for the time periods indicated and then redeem all of your Service Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that a Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Ultra-Short Duration Government	$100	$312	$542	$1,201
Short Duration Government	$116	$362	$628	$1,386
Short Duration Tax-Free	$114	$356	$617	$1,363
Government Income	$136	$425	$734	$1,613
Municipal Income	$123	$384	$665	$1,466
Core Fixed Income	$102	$318	$552	$1,225
Global Income	$160	$496	$855	$1,867
High Yield Municipal	$116	$362	$628	$1,386
High Yield	$131	$409	$708	$1,556

Service Organizations that invest in Service Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain Service Organizations that invest in Service Shares may receive other compensation in connection with the sale and distribution of Service Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Other Information'' in the Statement of Additional Information (''Additional Statement'').

Service Providers

Investment Adviser	Fund
Goldman Sachs Asset Management ("GSAM") 32 Old Slip New York, New York 10005	Short Duration Tax-Free Government Income Municipal Income Core Fixed Income High Yield Municipal High Yield
Goldman Sachs Funds Management, L.P. ("GSFM") 32 Old Slip New York, New York 10005	Ultra-Short Duration Government Short Duration Government
Goldman Sachs Asset Management International ("GSAMI") Procession House 55 Ludgate Hill London England EC4M 7JW	Global Income

GSAM is a business unit of the Investment Management Division ("IMD") of Goldman Sachs. Goldman Sachs registered as an investment adviser in 1981. GSAMI, a member of the Investment Management Regulatory Organization Limited since 1990 and a registered investment adviser since 1991, is an affiliate of Goldman Sachs. GSFM, a registered investment adviser since 1990, is a Delaware limited partnership which is an affiliate of Goldman Sachs. As of December 31, 2002, GSAM, GSAMI, and GSFM, along with other units of IMD, had assets under management of $329.6 billion.

The Investment Adviser provides day-to-day advice regarding the Funds' portfolio transactions. The Investment Adviser makes the investment decisions for the Funds and places purchase and sale orders for the Funds' portfolio transactions in U.S. and foreign markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. While the Investment Adviser is ultimately responsible for the management of the Funds, it is able to draw upon the research and expertise of its asset management affiliates for portfolio decisions and management with respect to certain portfolio securities. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs, and will apply quantitative and qualitative analysis in determining the appropriate allocations among categories of issuers and types of securities.

The Investment Adviser also performs the following additional services for the Funds:

- Supervises all non-advisory operations of the Funds
- Provides personnel to perform necessary executive, administrative and clerical services to the Funds
- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the Securities and Exchange Commission (the ''SEC'') and other regulatory authorities
- Maintains the records of each Fund
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fees, computed daily and payable monthly, at the annual rates listed below (as a percentage of each respective Fund's average daily net assets):

	Contractual Rate	Actual Rate for the Fiscal Year Ended October 31, 2002
GSAM:		
Short Duration Tax-Free	0.40%	0.35%
Government Income	0.65%	0.54%
Municipal Income	0.55%	0.50%
Core Fixed Income	0.40%	0.40%
High Yield Municipal	0.55%	0.55%
High Yield	0.70%	0.70%
GSFM:		
Ultra-Short Duration Government	0.40%	0.40%
Short Duration Government	0.50%	0.50%
GSAMI:		
Global Income	0.90%	0.65%

The difference, if any, between the stated fees and the actual fees paid by the Funds reflects that the Investment Adviser did not charge the full amount of the fees to which it would have been entitled. The Investment Adviser may discontinue or modify any such voluntary limitations in the future at its discretion.

41

Jonathan Beinner, a Managing Director of Goldman Sachs, is the Chief Investment Officer and a Co-Head of the U.S. and Global Fixed Income portfolio management teams. Mr. Beinner joined the Investment Adviser in 1990, and became a portfolio manager in 1992. Prior to being named Chief Investment Officer, Mr. Beinner was Co-Head of the U.S. Fixed Income portfolio management team.

Tom Kenny, a Managing Director of Goldman Sachs, is a Co-Head of the U.S. and Global Fixed Income portfolio management teams. Mr. Kenny joined the Investment Adviser in 1999 as a senior portfolio manager. Prior to joining the Investment Adviser, he spent 13 years at Franklin Templeton where he was a portfolio manager of high yield municipal and municipal funds, Director of Municipal Research and Director of the Municipal Bond Department.

Fixed Income Portfolio Management Team
- The fixed-income portfolio management team is comprised of a deep team of sector specialists
- The team strives to maximize risk-adjusted returns by de-emphasizing interest rate anticipation and focusing on security selection and sector allocation
- The team manages approximately $85.5 billion in fixed-income assets for retail, institutional and high net worth clients

U.S. Fixed Income-Investment Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
James B. Clark Managing Director, Co-Head U.S. Fixed Income Team	**Senior Portfolio Manager— Ultra-Short Duration Government** **Short Duration Government** **Government Income** **Core Fixed Income**	**Since** **1994** **1994** **1994** **2000**	**Mr. Clark joined the Investment Adviser in 1994 as a portfolio manager after working as an investment manager in the mortgage-backed securities group at Travelers Insurance Company.**
Christopher Sullivan Managing Director, Co-Head U.S. Fixed Income Team	**Senior Portfolio Manager— Ultra-Short Duration Government** **Short Duration Government** **Government Income** **Core Fixed Income**	**Since** **2001** **2001** **2001** **2001**	**Mr. Sullivan joined the Investment Adviser in 2001 as a portfolio manager and as Co-Head of the U.S. Fixed Income Team. Since 1997, he was a senior member of the account management group of Pacific Investment Management Company (PIMCO). Prior to joining PIMCO, he was an equity portfolio manager for Hawaiian Trust Company for three years.**

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Leslie Barbi Managing Director, Head of U.S. Investment Grade Corporate Team	**Senior Portfolio Manager— Core Fixed Income**	**Since 2001**	**Ms. Barbi joined the Investment Adviser in 2001 as a senior portfolio manager and as head of the U.S. Investment Grade Corporate Team. Previously, she spent seven years at the Pacific Investment Management Company (PIMCO) where she served as Executive Vice President and, most recently, was the senior portfolio manager responsible for investment grade debt strategies.**
James McCarthy Vice President	**Portfolio Manager— Ultra-Short Duration Government** **Short Duration Government** **Government Income** **Core Fixed Income**	**Since** **1995** **1995** **1995** **1995**	**Mr. McCarthy joined the Investment Adviser in 1995 after working at Nomura Securities as an assistant vice president.**
Thomas D. Teles Vice President	**Portfolio Manager— Ultra-Short Duration Government** **Short Duration Government** **Core Fixed Income**	**Since** **2000** **2000** **2000**	**Mr. Teles joined the Investment Adviser in 2000. Prior to his current position, he worked for three years as a mortgage trader and in the research department for Goldman, Sachs & Co.**
Mark Van Wyk Vice President	**Portfolio Manager— Ultra-Short Duration Government** **Short Duration Government** **Government Income** **Core Fixed Income**	**Since** **1994** **1994** **1994** **1994**	**Mr. Van Wyk joined the Investment Adviser in 1994 and specializes in U.S. government and financial derivatives. He worked with an options trading firm prior to joining the Investment Adviser.**
Peter D. Dion Vice President	**Portfolio Manager— Ultra-Short Duration Government** **Short Duration Government** **Government Income** **Core Fixed Income**	**Since** **1995** **1995** **1995** **1995**	**Mr. Dion joined the Investment Adviser in 1992. From 1994 to 1995 he was an associate portfolio manager. He became a portfolio manager in 1995.**
Stig S. Hansen Vice President	**Portfolio Manager— Ultra-Short Duration Government** **Short Duration Government** **Government Income** **Core Fixed Income**	**Since** **1997** **1997** **1997** **1997**	**Mr. Hansen joined the Investment Adviser in 1997 and specializes in U.S. government and agency securities. Prior to joining the Investment Adviser, he spent one year as an Investment Officer at the Travelers Group and was a portfolio manager with MIMCO (MetLife Investment Management Corp.).**

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Steven Kuhn **Vice President**	**Portfolio Manager—** **Ultra-Short Duration** **Government** **Short Duration Government** **Government Income** **Core Fixed Income**	**Since** **2002** **2002** **2002** **2002**	**Mr. Kuhn joined the Investment Adviser in 2002 as a portfolio manager. Prior to his current position, he worked at Citadel Investment Group, for two and one half years, where he was primarily responsible for Japanese convertible bond arbitrage and contributed to the development of risk models and portfolio analytics. Prior to joining Citadel Investment Group, he worked for six years in mortgage backed securities with Cargill Investments and Piper Capital Management.**

U.S. Fixed Income-Municipal Investment Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Ben Barber **Vice President** **Head of U.S.** **Municipal Team**	**Senior Portfolio Manager—** **Short Duration Tax-Free** **Municipal Income** **High Yield Municipal**	**Since** **1999** **1999** **2000**	**Mr. Barber joined the Investment Adviser in 1999 as a portfolio manager. Prior to his current position, he managed high yield municipal and municipal bond funds at Franklin Templeton for eight years.**
Tom Kenny **Managing Director and** **Co-Head of U.S. Fixed** **Income Team**	**Senior Portfolio Manager—** **High Yield Municipal**	**Since** **2000**	**Mr. Kenny joined the Investment Adviser in 1999 as a senior portfolio manager. Previously, he spent 13 years at Franklin Templeton where he was a portfolio manager of high yield municipal and municipal funds, Director of Municipal Research and Director of the Municipal Bond Department.**
Kenneth Potts **Vice President**	**Portfolio Manager—** **Short Duration Tax-Free** **Municipal Income**	**Since** **2000** **2000**	**Mr. Potts joined the Investment Adviser in 1997 as a portfolio manager. He is also responsible for managing municipal securities for the Goldman Sachs money market funds. Prior to his current position, he spent eight years at Prudential Insurance Co., primarily as a short-term tax-exempt portfolio manager.**

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Scott Diamond Vice President	**Portfolio Manager— Short Duration Tax-Free Municipal Income High Yield Municipal**	**Since 2002 2002 2002**	**Mr. Diamond joined the Investment Adviser in 2002 as a portfolio manager. Before joining the Investment Adviser, Mr. Diamond worked for Prudential Financial for nine years where he served as the portfolio manager for national and state specific mutual funds, as well as managing the municipal portfolio of several institutional accounts.**

U.S. Fixed Income-High Yield Investment Management Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Andrew Jessop Managing Director and Head of High Yield Team	**Senior Portfolio Manager— High Yield**	**Since 1997**	**Mr. Jessop joined the Investment Adviser in 1997 as a portfolio manager. He is responsible for managing high yield assets. Previously, he worked six years managing high yield portfolios at Saudi International Bank in London.**
Diana Gordon Vice President	**Portfolio Manager— High Yield**	**Since 2001**	**Ms. Gordon joined the Investment Adviser in 1999 covering the high yield technology and communications sectors in addition to trading. Before joining the Investment Adviser, she was a high yield portfolio manager at Saudi International Bank.**

Global Fixed Income-Investment Manager Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Andrew Wilson Managing Director and Co-Head Global Fixed Income Team	**Senior Portfolio Manager— Global Income**	**Since 1995**	**Mr. Wilson joined the Investment Adviser in 1995 as a portfolio manager. Prior to his current position, he spent three years as an Assistant Director at Rothschild Asset Management, where he was responsible for managing global and international bond portfolios with specific focus on the U.S., Canadian, Australian and Japanese economies.**

45

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
James Cielinski **Executive Director**	**Senior Portfolio Manager—Global Income**	**Since 2000**	**Mr. Cielinski joined the Investment Adviser in 1998 as a portfolio manager. Prior to his current position, he spent five years at Utah Retirement Systems, where he managed the fixed income group.**
Philip Moffitt **Managing Director and Co-Head Global Fixed Income Team**	**Senior Portfolio Manager—Global Income**	**Since 2000**	**Mr. Moffitt joined the Investment Adviser in 1999 as a portfolio manager. Prior to joining the Investment Adviser he worked for three years as a proprietary trader for Tokai Asia Ltd in Hong Kong. Before that Mr. Moffitt spent ten years with Bankers Trust Asset Management in Australia, where he was a Managing Director responsible for all active global fixed income funds as well as a member of the Asset Allocation Committee.**
Kevin Zhao **Executive Director**	**Senior Portfolio Manager—Global Income**	**Since 2002**	**Mr. Zhao joined the Investment Adviser in 1994. Prior to joining the Investment Adviser he worked in the Goldman Sachs Fixed Income Proprietary Trading Group in London where he traded bonds, derivatives and equity products. Prior to that, he worked for the Chinese Central Government on China's industrial policy for two years in Beijing.**
Jennifer Youde **Executive Director**	**Senior Portfolio Manager—Global Income**	**Since 2000**	**Ms. Youde joined the Investment Adviser in 1996. Prior to joining the Investment Adviser, she worked for thirteen years at CINMan where for her last five years there she headed the bond desk, managing UK, global and index-linked portfolios.**

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of each Fund's shares. Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606-6372, also serves as the Funds' transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Funds. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to a Fund or limit a Fund's investment activities. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Funds and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds. The results of a Fund's investment activities, therefore, may differ from those of Goldman Sachs and its affiliates, and it is possible that a Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Funds may, from time to time, enter into transactions in which Goldman Sachs or its other clients have an adverse interest. A Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions.

Under a securities lending program approved by the Funds' Board of Trustees, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for each Fund to the extent that the Funds engage in the securities lending program. For these services, the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of the cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions.

Dividends

Each Fund pays dividends from its investment company taxable income and distributions from net realized capital gains. You may choose to have dividends and distributions paid in:

- Cash
- Additional shares of the same class of the same Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply for certain ILA Portfolios. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend or distribution. If you do not indicate any choice, your dividends and distributions will be reinvested automatically in the applicable Fund. If cash dividends are elected with respect to the Fund's monthly net investment income dividends, then cash dividends must also be elected with respect to the non-long-term capital gains component, if any, of the Fund's annual dividend.

The election to reinvest dividends and distributions in additional shares will not affect the tax treatment of such dividends and distributions, which will be treated as received by you and then used to purchase the shares.

Dividends from investment company taxable income and distributions from net capital gains are declared and paid as follows:

Fund	Investment Income Dividends		Capital Gains Distributions
	Declared	Paid	Declared and Paid
Ultra-Short Duration Government	Daily	Monthly	Annually
Short Duration Government	Daily	Monthly	Annually
Short Duration Tax-Free	Daily	Monthly	Annually
Government Income	Daily	Monthly	Annually
Municipal Income	Daily	Monthly	Annually
Core Fixed Income	Daily	Monthly	Annually
Global Income	Monthly	Monthly	Annually
High Yield Municipal	Daily	Monthly	Annually
High Yield	Daily	Monthly	Annually

From time to time a portion of a Fund's dividends may constitute a return of capital.

When you purchase shares of a Fund, part of the NAV per share may be represented by undistributed income or undistributed realized gains that have previously been earned by the Fund. Therefore, subsequent distributions on such shares from such income or realized gains may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

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Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Funds' Service Shares.

HOW TO BUY SHARES

How Can I Purchase Service Shares Of The Funds?

Generally, Service Shares may be purchased only through institutions that have agreed to provide shareholder administration and personal and account maintenance to their customers who are the beneficial owners of Service Shares. These institutions are called ''Service Organizations.'' Customers of a Service Organization will normally give their purchase instructions to the Service Organization, and the Service Organization will, in turn, place purchase orders with Goldman Sachs. Service Organizations will set times by which purchase orders and payments must be received by them from their customers. Generally, Service Shares may be purchased from the Funds on any business day at their NAV next determined after receipt of an order by Goldman Sachs from a Service Organization. No sales load is charged. Purchases of Service Shares must be settled within three business days of receipt of a complete purchase order.

Service Organizations are responsible for transmitting purchase orders and payments to Goldman Sachs in a timely fashion. Service Organizations should place an order with Goldman Sachs at 1-800-621-2550 and either:

- Wire federal funds to The Northern Trust Company (''Northern''), as subcustodian for State Street Bank and Trust Company (''State Street'') (each Fund's custodian) on the next business day; ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds—(Name of Fund and Class of Shares), 4900 Sears Tower, Chicago, IL 60606-6372. The Fund will not accept a check drawn on a foreign bank or a third-party check.

In certain instances, Goldman Sachs Trust (the ''Trust'') may require a signature guarantee in order to effect purchase, redemption or exchange transactions. Signature guarantees must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee.

What Do I Need To Know About Service Organizations?

Service Organizations may provide the following services in connection with their customers' investments in Service Shares:

- Personal and account maintenance services; and
- Shareholder administration services.

Personal and account maintenance services include:

- Providing facilities to answer inquiries and responding to correspondence with the Service Organization's customers
- Acting as liaison between the Service Organization's customers and the Trust
- Assisting customers in completing application forms, selecting dividend and other options, and similar services

Shareholder administration services include:

- Acting, directly or through an agent, as the sole shareholder of record
- Maintaining account records for customers
- Processing orders to purchase, redeem and exchange shares for customers
- Processing payments for customers

Some (but not all) Service Organizations are authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- A Fund will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.
- Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to a service plan and a separate shareholder administration plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payments for their services from the Trust. These payments are equal to 0.25% (annualized) for personal and account maintenance services plus an additional 0.25% (annualized) for shareholder administration services of the average daily net assets of the Service Shares of the Funds that are attributable to or held in the name of a Service Organization for its customers.

The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge to the Funds, to selected Service Organizations and other persons in connection with the sale, distribution and/or servicing of shares of the Funds and other Goldman Sachs Funds. Additional compensation based on sales may, but is normally not expected to, exceed 0.50% (annualized) of the amount invested.

In addition to Service Shares, each Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Service Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Funds?

The Funds do not have any minimum purchase or account requirements with respect to Service Shares. A Service Organization may, however, impose a minimum amount for initial and subsequent investments in Service Shares, and may establish other requirements such as a minimum account balance. A Service Organization may redeem Service Shares held by non-complying accounts, and may impose a charge for any special services.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Reject or restrict any purchase or exchange order for any reason in its discretion. Without limiting the foregoing, the Trust may reject or restrict purchase and exchange orders by a particular purchaser (or group of related purchasers) when a pattern of frequent purchases, sales or exchanges of Service Shares of a Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of a Fund.
- Close a Fund to new investors from time to time and reopen a Fund whenever it is deemed appropriate by a Fund's Investment Adviser.

The Funds may allow Service Organizations to purchase shares with securities instead of cash if consistent with a Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Service Shares is the Fund's next determined NAV. The Funds calculate NAV as follows:

$$NAV = \frac{(\text{Value of Assets of the Class}) - (\text{Liabilities of the Class})}{\text{Number of Outstanding Shares of the Class}}$$

The Funds' investments are valued based on market quotations, which may be furnished by a pricing service or provided by securities dealers. If accurate quotations are not readily available, the fair value of the Funds' investments may be determined based on yield equivalents, a pricing matrix or other sources, under valuation procedures established by the Trustees. Debt obligations with a remaining maturity of 60 days or less are valued at amortized cost.

■ NAV per share of each class is generally calculated by the accounting agent on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ market may officially close. This occurs after the determination, if any, of income declared as a dividend (except in the case of the Global Income Fund). Fund shares will generally not be priced on any day the New York Stock Exchange is closed.

■ When you buy shares, you pay the NAV next calculated *after* the Funds receive your order in proper form.

■ When you sell shares, you receive the NAV next calculated *after* the Funds receive your order in proper form.

■ On any business day when the Bond Market Association (''BMA'') recommends that the securities markets close early, each Fund reserves the right to close at or prior to the BMA recommended closing time. If a Fund does so, it will cease granting same business day credit for purchase and redemption orders received after the Fund's closing time and credit will be given to the next business day.

■ The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were processed at an NAV other than a Fund's official closing NAV that is subsequently adjusted, and to recover amounts from (or distribute amounts to) shareholders accordingly based on the official closing NAV.

■ The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time. In the event the New York Stock Exchange does not open for business because of an emergency, the Trust may, but is not required to, open one or more Funds for purchase, redemption and exchange transactions if the Federal Reserve wire payment system is open. To learn whether a Fund is open for business during an emergency situation, please call 1-800-621-2550.

Foreign securities may trade in their local markets on days a Fund is closed. As a result, the NAV of a Fund that holds foreign securities may be impacted on days when investors may not purchase or redeem Fund shares.

In addition, if an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust in its discretion and consistent with applicable regulatory guidance may determine whether to make an adjustment in light of the nature and significance of the event.

When Will Shares Be Issued And Dividends Begin To Be Paid?

Global Income Fund: If a purchase order is received in proper form before the Fund's NAV is determined, shares will be issued the same day and will be entitled to any dividend declared on or after such purchase date.

For all other Funds:

- Shares Purchased by Federal Funds Wire:
  - If a purchase order in proper form specifies a settlement date and is received before the Fund's NAV is determined that day, shares will be issued and dividends will begin to accrue on the purchased shares on the later of (i) the business day after the purchase order is received; or (ii) the day that the federal funds wire is received by State Street.
  - If a purchase order in proper form does not specify a settlement date, shares will be issued and dividends will begin to accrue on the business day after payment is received.
- Shares Purchased by Check or Federal Reserve Draft:
  - If a purchase order in proper form specifies a settlement date and is received before the Fund's NAV is determined that day, shares will be issued and dividends will begin to accrue on the business day after payment is received.
  - If a purchase order in proper form does not specify a settlement date, shares will be issued and dividends will begin to accrue on the business day after payment is received.

HOW TO SELL SHARES

How Can I Sell Service Shares Of The Funds?

Generally, Service Shares may be sold (redeemed) only through Service Organizations. Customers of a Service Organization will normally give their redemption instructions to the Service Organization, and the Service Organization will, in turn, place redemption orders with the Funds. **Generally, each Fund will redeem its Service Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** Redemption proceeds may be sent to recordholders by check or by wire (if the wire instructions are on record).

A Service Organization may request redemptions in writing or by telephone if the optional telephone redemption privilege is elected on the Account Application.

By Writing:	Goldman Sachs Funds 4900 Sears Tower Chicago, IL 60606-6372
By Telephone:	1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

■ All telephone requests are recorded.

■ Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

■ The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: The Funds will arrange for redemption proceeds to be wired as federal funds to the bank account designated in the recordholder's Account Application. The following general policies govern wiring redemption proceeds:

■ Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If the shares to be sold were recently paid for by check, the Fund will pay the redemption proceeds when the check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.

- To change the bank designated on your Account Application, you must send written instructions signed by an authorized person designated on the Account Application to the Service Organization.
- Neither the Trust nor Goldman Sachs assumes any responsibility for the performance of intermediaries or your Service Organization in the transfer process. If a problem with such performance arises, you should deal directly with such intermediaries or Service Organization.

By Check: A recordholder may elect in writing to receive redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of receipt of a properly executed redemption request. If the shares to be sold were recently paid for by check, the Fund will pay the redemption proceeds when the check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Service Shares of each Fund (other than the Global Income Fund) earn dividends declared on the day the shares are redeemed.
- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.
- Service Organizations are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, Service Organizations may set times by which they must receive redemption requests. Service Organizations may also require additional documentation from you.

The Trust reserves the right to:

- Redeem the Service Shares of any Service Organization whose account balance falls below $50 as a result of a redemption. The Funds will not redeem Service Shares on this basis if the value of the account falls below the minimum account balance solely as a result of market conditions. The Fund will give 60 days' prior written notice to allow a Service Organization to purchase sufficient additional shares of the Fund in order to avoid such redemption.
- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned

57

to a Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at NAV in additional Service Shares of the Fund that pays the distributions. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

A Service Organization may exchange Service Shares of a Fund at NAV for Service Shares of another Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice.

Instructions for Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: ■ The recordholder name(s) and signature(s) ■ The account number ■ The Fund names and Class of Shares ■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds 4900 Sears Tower Chicago, IL 60606-6372
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:
- You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund, except that this requirement may be waived at the discretion of the Trust.
- Telephone exchanges normally will be made only to an identically registered account.
- Shares may be exchanged among accounts with different names, addresses and social security or other taxpayer identification numbers only if the exchange instructions are in writing and are signed by an authorized person designated on the Account Application.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.

- Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Exchanges into Funds that are closed to new investors may be restricted.

For federal income tax purposes, an exchange from one Fund to another is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

Restrictions on Excessive Trading Practices. The Trust does not permit market-timing or other excessive trading practices. Purchases and exchanges should be made for long-term investment purposes only. The Trust and Goldman Sachs reserve the right to reject or restrict purchase or exchange requests from any investor. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies, harm Fund performance and negatively impact long-term shareholders. The Trust and Goldman Sachs will not be held liable for any loss resulting from rejected purchase or exchange orders. To minimize harm to the Trust (or Goldman Sachs) and its shareholders, the Trust (or Goldman Sachs) will exercise these rights if, in the Trust's (or Goldman Sachs') judgment, an investor has a history of excessive trading or if an investor's trading, in the judgment of the Trust (or Goldman Sachs), has been or may be disruptive to a Fund. In making this judgment, trades executed in multiple accounts under common ownership or control may be considered together.

What Types Of Reports Will Be Sent Regarding Investments In Service Shares?

Service Organizations will receive from the Funds annual reports containing audited financial statements and semi-annual reports. Service Organizations will also be provided with a printed confirmation for each transaction in their account and a monthly account statement (quarterly in the case of the Global Income Fund). Service Organizations are responsible for providing these or other reports to their customers who are the beneficial owners of Service Shares in accordance with the rules that apply to their accounts with the Service Organizations.

Taxation

As with any investment, you should consider how your investment in the Funds will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Funds.

Unless your investment is an IRA or other tax-advantaged account, you should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

DISTRIBUTIONS

Each Fund contemplates declaring as dividends each year all or substantially all of its taxable income. Except for exempt-interest dividends paid by the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds, distributions of investment income are taxable as ordinary income for federal tax purposes, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. Distributions from the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds that are designated as ''exempt interest dividends'' are generally not subject to regular federal income tax (but may be subject to state or local taxes). Distributions of short-term capital gains are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. The Funds will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year.

The Core Fixed Income, Global Income and High Yield Funds may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Funds may deduct these taxes in computing their taxable income. Shareholders of the Global Income Fund may be entitled to claim a credit or a deduction with respect to foreign taxes if the Fund elects to pass through these taxes to you. Your January statement will provide the relevant foreign tax information to you.

The Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds expect to distribute ''exempt-interest dividends,'' attributable to tax-exempt interest earned by those Funds. However, investments in tax-exempt bonds can also result in the recognition of income or gain by a Fund, and thereby cause a portion of the Fund's distributions to shareholders to be taxable. Thus, if the value of a bond appreciates while the Fund owns it (aside from appreciation attributable to original issue discount on the bond), and the Fund then sells the bond at a gain, that gain will generally not be exempt from tax—whether or not the interest income on the bond is exempt. Gain recognized by a Fund on sales of appreciated bonds will generally be short-term or long-term capital gain depending on whether the Fund has held the bonds for more than one year, but ''market discount'' bonds can cause the Fund to recognize ordinary income. ''Market discount'' is a discount at which a bond is purchased that is attributable to a decline in the value of a bond after its original issuance. The market discount is then taken into account ratably over the bond's remaining term to maturity, and the portion that accrues during the Fund's holding period for the bond is generally treated as taxable ordinary income to the extent of any realized gain on the bond upon disposition or maturity. Distributions attributable to ordinary income and short-term capital gain recognized by the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds will be taxable to you as ordinary income. Distributions attributable to the excess of Fund net long-term capital gains over net short-term capital losses, and designated by the Fund as ''capital gain dividends,'' will be taxable to you as long-term capital gain.

You should note that exempt-interest dividends paid by the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds may be a preference item when determining your federal alternative minimum tax liability. Exempt-interest dividends are also taken into account in determining the taxable portion of social security or railroad retirement benefits. Any interest on indebtedness incurred by you to purchase or carry shares in the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds generally will not be deductible for federal income tax purposes.

If you buy shares of a Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends that were received on the shares. In addition, any loss realized on shares held for six months or less will be disallowed to the extent of any exempt-interest dividends that were received on the shares.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, each Fund must withhold a percentage of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so. For payments made in 2003, the withholding rate is 30% and for payments made in 2004, the withholding rate is 29%. Lower rates are scheduled to apply in certain later years.

Non-U.S. investors may be subject to U.S. withholding and estate tax.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

The Funds will be subject to the risks associated with fixed-income securities. These risks include interest rate risk, credit risk and call/extension risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase (although many mortgage related securities will have less potential than other debt securities for capital appreciation during periods of declining rates). Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that the issuer or guarantor could default on its obligations, and a Fund will not recover its investment. Call risk and extension risk are normally present in adjustable rate mortgage loans (''ARMs''), Mortgage-Backed Securities and asset-backed securities. For example, homeowners have the option to prepay their mortgages. Therefore, the duration of a security backed by home mortgages can either shorten (call risk) or lengthen (extension risk). In general, if interest rates on new mortgage loans fall sufficiently below the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to increase. Conversely, if mortgage loan interest rates rise above the interest rates on existing outstanding mortgage loans, the rate of prepayment would be expected to decrease. In either case, a change in the prepayment rate can result in losses to investors. The same would be true of asset-backed securities, such as securities backed by car loans.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for a Fund. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by a Fund and its shareholders and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of a Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less. See ''Financial Highlights'' in Appendix B for a statement of the Funds' historical portfolio turnover rates.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed

without shareholder approval. You should note, however, that all investment objectives and all investment policies not specifically designated as fundamental are non-fundamental, and may be changed without shareholder approval. If there is a change in a Fund's investment objective, you should consider whether that Fund remains an appropriate investment in light of your then current financial position and needs.

B. Other Portfolio Risks

Credit/Default Risks. Debt securities purchased by the Funds may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instrumentalities and sponsored enterprises), foreign governments, domestic and foreign corporations, banks and other issuers. Some of these fixed-income securities are described in the next section below. Further information is provided in the Additional Statement.

Debt securities rated BBB or higher by Standard & Poor's Rating Group (''Standard & Poor's'') or Baa or higher by Moody's Investors Service, Inc. (''Moody's'') or having a comparable rating by another NRSRO are considered ''investment grade.'' Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. A security will be deemed to have met a rating requirement if it receives the minimum required rating from at least one such rating organization even though it has been rated below the minimum rating by one or more other rating organizations, or if unrated by such rating organizations, the security is determined by the Investment Adviser to be of comparable credit quality. If a security satisfies a Fund's minimum rating requirement at the time of purchase and is subsequently downgraded below that rating, the Fund will not be required to dispose of the security. If a downgrade occurs, the Investment Adviser will consider which action, including the sale of the security, is in the best interest of a Fund and its shareholders.

Certain Funds may invest in fixed-income securities rated BB or Ba or below (or comparable unrated securities) which are commonly referred to as ''junk bonds.'' Junk bonds are considered predominantly speculative and may be questionable as to principal and interest payments.

In some cases, junk bonds may be highly speculative, have poor prospects for reaching investment grade standing and be in default. As a result, investment in such bonds will present greater speculative risks than those associated with investment in investment grade bonds. Also, to the extent that the rating assigned

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to a security in a Fund's portfolio is downgraded by a rating organization, the market price and liquidity of such security may be adversely affected.

Risks of Derivative Investments. A Fund's transactions in options, futures, options on futures, swaps, interest rate caps, floors and collars, structured securities, inverse floating-rate securities, stripped mortgage-backed securities and foreign currency transactions involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices, interest rates or currency prices. Each Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Derivative Mortgage-Backed Securities (such as principal-only (''POs''), interest-only (''IOs'') or inverse floating rate securities) are particularly exposed to call and extension risks. Small changes in mortgage prepayments can significantly impact the cash flow and the market value of these securities. In general, the risk of faster than anticipated prepayments adversely affects IOs, super floaters and premium priced Mortgage-Backed Securities. The risk of slower than anticipated prepayments generally adversely affects POs, floating-rate securities subject to interest rate caps, support tranches and discount priced Mortgage-Backed Securities. In addition, particular derivative securities may be leveraged such that their exposure (*i.e.*, price sensitivity) to interest rate and/or prepayment risk is magnified.

Some floating-rate derivative debt securities can present more complex types of derivative and interest rate risks. For example, range floaters are subject to the risk that the coupon will be reduced below market rates if a designated interest rate floats outside of a specified interest rate band or collar. Dual index or yield curve floaters are subject to lower prices in the event of an unfavorable change in the spread between two designated interest rates.

Risks of Foreign Investments. Certain Funds may make foreign investments. Foreign investments involve special risks that are not typically associated with U.S. dollar denominated or quoted securities of U.S. issuers. Foreign investments may be affected by changes in currency rates, changes in foreign or U.S. laws or restrictions applicable to such investments and changes in exchange control regulations (*e.g.*, currency blockage). A decline in the exchange rate of the currency (*i.e.*, weakening of the currency against the U.S. dollar) in which a portfolio security is quoted or denominated relative to the U.S. dollar would reduce

the value of the portfolio security. In addition, if the currency in which a Fund receives dividends, interest or other payments declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Brokerage commissions, custodial services and other costs relating to investment in international securities markets generally are more expensive than in the United States. In addition, clearance and settlement procedures may be different in foreign countries and, in certain markets, such procedures have been unable to keep pace with the volume of securities transactions, thus making it difficult to conduct such transactions.

Foreign issuers are not generally subject to uniform accounting, auditing and financial reporting standards comparable to those applicable to U.S. issuers. There may be less publicly available information about a foreign issuer than a U.S. issuer. In addition, there is generally less government regulation of foreign markets, companies and securities dealers than in the United States and the legal remedies for investors may be more limited than the remedies available in the United States. Foreign securities markets may have substantially less volume than U.S. securities markets and securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains distributions), limitations on the removal of funds or other assets from such countries, and risks of political or social instability or diplomatic developments which could adversely affect investments in those countries.

Concentration of a Fund's assets in one or a few countries and currencies will subject a Fund to greater risks than if a Fund's assets were not geographically concentrated.

Investment in sovereign debt obligations by a Fund involves risks not present in debt obligations of corporate issuers. The issuer of the debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due in accordance with the terms of such debt, and a Fund may have limited recourse to compel payment in the event of a default. Periods of economic uncertainty may result in the volatility of market prices of sovereign debt, and in turn a Fund's NAV, to a greater extent than the volatility inherent in debt obligations of U.S. issuers.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the relative size of the debt service burden to the economy as a whole, the sovereign debtor's policy toward international lenders, and the political constraints to which a sovereign debtor may be subject.

Risks of Euro. On January 1, 1999, the European Economic and Monetary Union (EMU) introduced a new single currency called the euro. The euro has replaced the national currencies of the following member countries: Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain.

The new European Central Bank has control over each country's monetary policies. Therefore, the member countries no longer control their own monetary policies by directing independent interest rates for their currencies. The national governments of the participating countries, however, have retained the authority to set tax and spending policies and public debt levels.

The change to the euro as a single currency is relatively new and untested. The elimination of currency risk among EMU countries has affected the economic environment and behavior of investors, particularly in European markets, but the long-term impact of those changes on currency values or on the business or financial condition of European countries and issuers cannot be fully assessed at this time. In addition, the introduction of the euro presents other unique uncertainties, including the fluctuation of the euro relative to non-euro currencies; whether the interest rate, tax and labor regimes of European countries participating in the euro will converge over time; and whether the conversion of the currencies of other countries that now are or may in the future become members of the European Union (''EU'') will have an impact on the euro. Also, it is possible that the euro could be abandoned in the future by countries that have already adopted its use. These or other events, including political and economic developments, could cause market disruptions, and could adversely affect the value of securities held by the Funds. Because of the number of countries using this single currency, a significant portion of the assets held by the Funds may be denominated in the euro.

Risks of Emerging Countries. Certain Funds may invest in securities of issuers located in emerging countries. The risks of foreign investment are heightened when the issuer is located in an emerging country. Emerging countries are generally located in the Asia and Pacific regions, Eastern Europe, Latin and South America and Africa. A Fund's purchase and sale of portfolio securities in certain emerging countries may be constrained by limitations relating to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on

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aggregate holdings of foreign investors. Such limitations may be computed based on the aggregate trading volume by or holdings of a Fund, the Investment Adviser, its affiliates and their respective clients and other service providers. A Fund may not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

Foreign investment in the securities markets of certain emerging countries is restricted or controlled to varying degrees which may limit investment in such countries or increase the administrative costs of such investments. For example, certain Asian countries require governmental approval prior to investments by foreign persons or limit investment by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the issuer available for purchase by nationals. In addition, certain countries may restrict or prohibit investment opportunities in issuers or industries deemed important to national interests. Such restrictions may affect the market price, liquidity and rights of securities that may be purchased by a Fund. The repatriation of both investment income and capital from certain emerging countries is subject to restrictions such as the need for governmental consents. In situations where a country restricts direct investment in securities (which may occur in certain Asian and other countries), a Fund may invest in such countries through other investment funds in such countries.

Many emerging countries have recently experienced currency devaluations and substantial (and, in some cases, extremely high) rates of inflation. Other emerging countries have experienced economic recessions. These circumstances have had a negative effect on the economies and securities markets of those emerging countries. Economies in emerging countries generally are dependent heavily upon commodity prices and international trade and, accordingly, have been and may continue to be affected adversely by the economies of their trading partners, trade barriers, exchange controls, managed adjustments in relative currency values and other protectionist measures imposed or negotiated by the countries with which they trade.

Many emerging countries are subject to a substantial degree of economic, political and social instability. Governments of some emerging countries are authoritarian in nature or have been installed or removed as a result of military coups, while governments in other emerging countries have periodically used force to suppress civil dissent. Disparities of wealth, the pace and success of democratization, and ethnic, religious and racial disaffection, among other factors, have also led to social unrest, violence and/or labor unrest in some emerging countries. Unanticipated political or social developments may result in sudden and significant investment

losses. Investing in emerging countries involves greater risk of loss due to expropriation, nationalization, confiscation of assets and property or the imposition of restrictions on foreign investments and on repatriation of capital invested. As an example, in the past some Eastern European governments have expropriated substantial amounts of private property, and many claims of the property owners have never been fully settled. There is no assurance that similar expropriations will not recur in Eastern European or other countries.

A Fund's investment in emerging countries may also be subject to withholding or other taxes, which may be significant and may reduce the return from an investment in such countries to the Fund.

Settlement procedures in emerging countries are frequently less developed and reliable than those in the United States and may involve a Fund's delivery of securities before receipt of payment for their sale. In addition, significant delays may occur in certain markets in registering the transfer of securities. Settlement or registration problems may make it more difficult for a Fund to value its portfolio securities and could cause the Fund to miss attractive investment opportunities, to have a portion of its assets uninvested or to incur losses due to the failure of a counterparty to pay for securities the Fund has delivered or the Fund's inability to complete its contractual obligations because of theft or other reasons. The creditworthiness of the local securities firms used by a Fund in emerging countries may not be as sound as the creditworthiness of firms used in more developed countries. As a result, the Fund may be subject to a greater risk of loss if a securities firm defaults in the performance of its responsibilities.

The small size and inexperience of the securities markets in certain emerging countries and the limited volume of trading in securities in those countries may make a Fund's investments in such countries less liquid and more volatile than investments in countries with more developed securities markets (such as the United States, Japan and most Western European countries). A Fund's investments in emerging countries are subject to the risk that the liquidity of a particular investment, or investments generally, in such countries will shrink or disappear suddenly and without warning as a result of adverse economic, market or political conditions or adverse investor perceptions, whether or not accurate. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and then only at a substantial drop in price. Investments in emerging countries may be more difficult to price precisely because of the characteristics discussed above and lower trading volumes.

A Fund's use of foreign currency management techniques in emerging countries may be limited. Due to the limited market for these instruments in emerging countries, the Investment Adviser does not currently anticipate that a significant

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portion of the Funds' currency exposure in emerging countries, if any, will be covered by such instruments.

Risks of Illiquid Securities. Each Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Both domestic and foreign securities that are not readily marketable
- Certain municipal leases and participation interests
- Certain stripped Mortgage-Backed Securities
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is liquid because it is so-called ''4(2) commercial paper'' or is otherwise eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'').

Investing in 144A Securities may decrease the liquidity of a Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Temporary Investment Risks. Each Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. Government Securities
- Repurchase agreements collateralized by U.S. Government Securities

Certain Funds may invest more than 20% of their respective Net Assets in taxable investments and in high grade securities under unusual circumstances.

When a Fund's assets are invested in such instruments, the Fund may not be achieving its investive objective.

<h2 style="background-color:#8B1A0E;color:white;padding:4px">C.   Portfolio Securities and Techniques</h2>

This section provides further information on certain types of securities and investment techniques that may be used by the Funds, including their associated risks.

The Funds may purchase other types of securities or instruments similar to those described in this section if otherwise consistent with the Fund's investment objective and policies. Further information is provided in the Additional Statement, which is available upon request.

U.S. Government Securities. Each Fund may invest in U.S. Government Securities. U.S. Government Securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. Government Securities may be supported by (a) the full faith and credit of the U.S. Treasury; (b) the right of the issuer to borrow from the U.S. Treasury; (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer; or (d) only the credit of the issuer. U.S. Government Securities also include Treasury receipts, zero coupon bonds and other stripped U.S. Government Securities, where the interest and principal components of stripped U.S. Government Securities are traded independently.

Custodial Receipts and Trust Certificates. Each Fund may invest in custodial receipts and trust certificates representing interests in securities held by a custodian or trustee. The securities so held may include U.S. Government Securities, Municipal Securities or other types of securities in which a Fund may invest. The custodial receipts or trust certificates may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities laws purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. If for tax purposes a Fund is not considered to be the owner of the underlying securities held in the custodial or trust account, the Fund may suffer adverse tax consequences. As a holder of custodial receipts and trust certificates, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. Each Fund may also invest in separately issued interests in custodial receipts and trust certificates.

Mortgage-Backed Securities. Certain Funds may invest in Mortgage-Backed Securities. Mortgage-Backed Securities represent direct or indirect participations in, or are collateralized by and payable from, mortgage loans secured by real property. Mortgage-Backed Securities can be backed by either fixed rate mortgage loans or adjustable rate mortgage loans, and may be issued by either a governmental or non-governmental entity. Privately issued Mortgage-Backed Securities are normally structured with one or more types of ''credit enhancement.'' However, these Mortgage-Backed Securities typically do not have the same credit standing as U.S. government guaranteed Mortgage-Backed Securities.

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Mortgage-Backed Securities may include multiple class securities, including collateralized mortgage obligations ('‘CMOs'') and Real Estate Mortgage Investment Conduit ('‘REMIC'') pass-through or participation certificates. CMOs provide an investor with a specified interest in the cash flow from a pool of underlying mortgages or of other Mortgage-Backed Securities. CMOs are issued in multiple classes. In many cases, payments of principal are applied to the CMO classes in the order of their respective stated maturities, so that no principal payments will be made on a CMO class until all other classes having an earlier stated maturity date are paid in full. A REMIC is a CMO that qualifies for special tax treatment under the Code and invests in certain mortgages principally secured by interests in real property and other permitted investments.

Mortgaged-Backed Securities also include stripped Mortgage-Backed Securities ('‘SMBS''), which are derivative multiple class Mortgage-Backed Securities. SMBS are usually structured with two different classes: one that receives substantially all of the interest payments and the other that receives substantially all of the principal payments from a pool of mortgage loans. The market value of SMBS consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on SMBS that receive all or most of the interest from mortgage loans are generally higher than prevailing market yields on other Mortgage-Backed Securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped.

Asset-Backed Securities. Each Fund may invest in asset-backed securities. Asset-backed securities are securities whose principal and interest payments are collateralized by pools of assets such as auto loans, credit card receivables, leases, installment contracts and personal property. Asset-backed securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. Asset-backed securities present credit risks that are not presented by Mortgage-Backed Securities. This is because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to mortgage assets. If the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on the securities.

In the event of a default, a Fund may suffer a loss if it cannot sell collateral quickly and receive the amount it is owed.

Municipal Securities. Certain Funds may invest in securities and instruments issued by state and local government issuers. Municipal Securities in which a Fund may invest consist of bonds, notes, commercial paper and other instruments (including participation interests in such securities) issued by or on behalf of the states, territories and possessions of the United States (including the District of Columbia) and their political subdivisions, agencies or instrumentalities. The interest on tax-free Municipal Securities will normally be exempt from regular federal income tax (*i.e.*, excluded from gross income for federal income tax purposes but not necessarily exempt from federal alternative minimum tax or from state or local taxes). Because of their tax-exempt status, the yields and market values of Municipal Securities may be more adversely impacted by changes in tax rates and policies than taxable fixed-income securities.

Municipal Securities include both ''general'' and ''revenue'' bonds and may be issued to obtain funds for various purposes. General obligations are secured by the issuer's pledge of its full faith, credit and taxing power. Revenue obligations are payable only from the revenues derived from a particular facility or class of facilities.

Municipal Securities are often issued to obtain funds for various public purposes, including the construction of a wide range of public facilities such as bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Municipal Securities include private activity bonds, pre-refunded municipal securities and auction rate securities.

The obligations of the issuer to pay the principal of and interest on a Municipal Security are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Act, and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest or imposing other constraints upon the enforcement of such obligations. There is also the possibility that, as a result of litigation or other conditions, the power or ability of the issuer to pay when due the principal of or interest on a Municipal Security may be materially affected.

In addition, Municipal Securities include municipal leases, certificates of participation and ''moral obligation'' bonds. A municipal lease is an obligation issued by a state or local government to acquire equipment or facilities. Certificates of participation represent interests in municipal leases or other instruments, such as installment purchase agreements. Moral obligation bonds are supported by a moral commitment but not a legal obligation of a state or local government. Municipal

leases, certificates of participation and moral obligation bonds frequently involve special risks not normally associated with general obligation or revenue bonds. In particular, these instruments permit governmental issuers to acquire property and equipment without meeting constitutional and statutory requirements for the issuance of debt. If, however, the governmental issuer does not periodically appropriate money to enable it to meet its payment obligations under these instruments, it cannot be legally compelled to do so. If a default occurs, it is likely that a Fund would be unable to obtain another acceptable source of payment. Some municipal leases, certificates of participation and moral obligation bonds may be illiquid.

Municipal Securities may also be in the form of a tender option bond, which is a Municipal Security (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued with the agreement of a third party, such as a bank, broker-dealer or other financial institution, which grants the security holders the option, at periodic intervals, to tender their securities to the institution. After payment of a fee to the financial institution that provides this option, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. An institution may not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrading in the credit rating assigned to the issuer of the bond. The tender option will be taken into account in determining the maturity of the tender option bonds and a Fund's average portfolio maturity. There is risk that a Fund will not be considered the owner of a tender option bond for federal income tax purposes, and thus will not be entitled to treat such interest as exempt from federal income tax. Certain tender option bonds may be illiquid.

Municipal Securities may be backed by letters of credit or other forms of credit enhancement issued by domestic or foreign banks or by other financial institutions. The credit quality of these banks and financial institutions could, therefore, cause a loss to a Fund that invests in Municipal Securities. Letters of credit and other obligations of foreign banks and financial institutions may involve risks in addition to those of domestic obligations because of less publicly available financial and other information, less securities regulation, potential imposition of foreign withholding and other taxes, war, expropriation or other adverse governmental actions. Foreign banks and their foreign branches are not regulated by U.S. banking authorities, and are generally not bound by the accounting, auditing and financial reporting standards applicable to U.S. banks.

Certain Funds may invest 25% or more of the value of their respective total assets in Municipal Securities which are related in such a way that an economic, business

or political development or change affecting one Municipal Security would also affect the other Municipal Security. For example, a Fund may invest all of its assets in (a) Municipal Securities the interest on which is paid solely from revenues from similar projects such as hospitals, electric utility systems, multi-family housing, nursing homes, commercial facilities (including hotels), steel companies or life care facilities; (b) Municipal Securities whose issuers are in the same state; or (c) industrial development obligations. Concentration of a Fund's investments in these Municipal Securities will subject the Fund, to a greater extent than if such investment was not so concentrated, to the risks of adverse economic, business or political developments affecting the particular state, industry or other area of concentration. At October 31, 2002, the High Yield Municipal Fund had invested more than 25% of its assets in Municipal Securities of issuers located in Florida. Florida's economy is influenced by numerous factors including transfer payments from the Federal government (social security benefits, pension benefits, etc.), population growth, interest rates, hurricane activity and business cycles affecting various major industries, including tourism, construction and manufacturing. In addition, Florida is highly dependent upon sales and use taxes, which account for the majority of its General Fund revenues. The Florida Constitution does not permit a state or local personal income tax. The Florida Constitution may limit the State's ability to raise revenues and may have an adverse effect on the State's finances and political subdivisions. From time to time Florida and its political subdivisions have encountered financial difficulties. If these difficulties recur in the future, the value of the High Yield Municipal Fund could be adversely affected.

Corporate Debt Obligations; Trust Preferred Securities; Convertible Securities.
Certain Funds may invest in corporate debt obligations, trust preferred securities and convertible securities. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal. A trust preferred security is a long dated bond (for example, 30 years) with preferred features. The preferred features are that payment of interest can be deferred for a specified period without initiating a default event. The securities are generally senior in claim to standard preferred stock but junior to other bondholders. Certain Funds may also invest in other short-term obligations issued by U.S. corporations, non-U.S. corporations or other entities.

Convertible securities are preferred stock or debt obligations that are convertible into common stock. Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. Convertible securities in which a Fund invests are subject to the same rating criteria as its other investments in fixed-income securities. Convertible securities have both equity and fixed-income risk characteristics. Like all fixed-income securities, the value of convertible securities is susceptible to the risk of market losses attributable to changes in

75

interest rates. Generally, the market value of convertible securities tends to decline as interest rates increase and, conversely, to increase as interest rates decline. However, when the market price of the common stock underlying a convertible security exceeds the conversion price of the convertible security, the convertible security tends to reflect the market price of the underlying common stock. As the market price of the underlying common stock declines, the convertible security, like a fixed-income security, tends to trade increasingly on a yield basis, and thus may not decline in price to the same extent as the underlying common stock.

Bank Obligations. Certain Funds may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitation, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by governmental regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

Foreign Currency Transactions. Certain Funds may, to the extent consistent with their investment policies, purchase or sell foreign currencies on a cash basis or through forward contracts. A forward contract involves an obligation to purchase or sell a specific currency at a future date at a price set at the time of the contract. Certain Funds may engage in foreign currency transactions for hedging purposes and to seek to protect against anticipated changes in future foreign currency exchange rates. In addition, certain Funds may enter into foreign currency transactions to seek a closer correlation between the Fund's overall currency exposures and the currency exposures of the Fund's performance benchmark. Certain Funds also may enter into such transactions to seek to increase total return, which is considered a speculative practice.

Some Funds may also engage in cross-hedging by using forward contracts in a currency different from that in which the hedged security is denominated or quoted. A Fund may hold foreign currency received in connection with investments in foreign securities when, in the judgment of the Investment Adviser, it would be beneficial to convert such currency into U.S. dollars at a later date (*e.g.*, the Investment Adviser may anticipate the foreign currency to appreciate against the U.S. dollar).

Currency exchange rates may fluctuate significantly over short periods of time, causing, along with other factors, a Fund's NAV to fluctuate (when the Fund's NAV fluctuates, the value of your shares may go up or down). Currency exchange rates also can be affected unpredictably by the intervention of U.S. or foreign governments or central banks, or the failure to intervene, or by currency controls or political developments in the United States or abroad.

The market in forward foreign currency exchange contracts, currency swaps and other privately negotiated currency instruments offers less protection against defaults by the other party to such instruments than is available for currency instruments traded on an exchange. Such contracts are subject to the risk that the counterparty to the contract will default on its obligations. Since these contracts are not guaranteed by an exchange or clearinghouse, a default on a contract would deprive a Fund of unrealized profits, transaction costs or the benefits of a currency hedge or could force the Fund to cover its purchase or sale commitments, if any, at the current market price.

Structured Securities and Inverse Floaters. Certain Funds may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than many types of securities, and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

Structured securities include, but are not limited to, inverse floating rate debt securities (''inverse floaters''). The interest rate on inverse floaters resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher the degree of leverage of an inverse floater, the greater the volatility of its market value.

Floating and Variable Rate Obligations. Each Fund may purchase floating and variable rate obligations. The value of these obligations is generally more stable than that of a fixed rate obligation in response to changes in interest rate levels.

77

The issuers or financial intermediaries providing demand features may support their ability to purchase the obligations by obtaining credit with liquidity supports. These may include lines of credit, which are conditional commitments to lend, and letters of credit, which will ordinarily be irrevocable, both of which may be issued by domestic banks or foreign banks. A Fund may purchase variable or floating rate obligations from the issuers or may purchase certificates of participation, a type of floating or variable rate obligation, which are interests in a pool of debt obligations held by a bank or other financial institutions.

Zero Coupon, Deferred Interest, Pay-In-Kind and Capital Appreciation Bonds. Each Fund may invest in zero coupon bonds and deferred interest, pay-in-kind and capital appreciation bonds. These bonds are issued at a discount from their face value because interest payments are typically postponed until maturity. Pay-in-kind securities are securities that have interest payable by the delivery of additional securities. The market prices of these securities generally are more volatile than the market prices of interest-bearing securities and are likely to respond to a greater degree to changes in interest rates than interest-bearing securities having similar maturities and credit quality.

Mortgage Dollar Rolls. Certain Funds may enter into mortgage dollar rolls. A mortgage dollar roll involves the sale by a Fund of securities for delivery in the current month. The Fund simultaneously contracts with the same counterparty to repurchase substantially similar (same type, coupon and maturity) but not identical securities on a specified future date. During the roll period, the Fund loses the right to receive principal and interest paid on the securities sold. However, the Fund benefits to the extent of any difference between (a) the price received for the securities sold and (b) the lower forward price for the future purchase and/or fee income plus the interest earned on the cash proceeds of the securities sold. Unless the benefits of a mortgage dollar roll exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the roll, the use of this technique will diminish the Fund's performance.

Successful use of mortgage dollar rolls depends upon the Investment Adviser's ability to predict correctly interest rates and mortgage prepayments. If the Investment Adviser is incorrect in its prediction, a Fund may experience a loss. The Funds do not currently intend to enter into mortgage dollar rolls for financing and do not treat them as borrowings.

Options on Securities, Securities Indices and Foreign Currencies. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller)

of the option the obligation to sell, the underlying instrument during the option period. Each Fund may write (sell) covered call and put options and purchase put and call options on any securities in which it may invest or on any securities index consisting of securities in which the Fund may invest. Certain Funds may also, to the extent consistent with its investment policies purchase and sell (write) put and call options on foreign currencies.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities (or currency) markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in a Fund's investment portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase a Fund's transaction costs. Options written or purchased by the Funds may be traded on either U.S. or foreign exchanges or over-the-counter. Foreign and over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Yield Curve Options. Each Fund may enter into options on the yield ''spread'' or differential between two securities. Such transactions are referred to as ''yield curve'' options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease.

The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, such options present a risk of loss even if the yield of one of the underlying securities remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument or currency at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on particular securities, foreign currencies, securities indices and other financial

79

instruments and indices. The Funds may engage in futures transactions on both U.S. and foreign exchanges.

Each Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates, securities prices or, to the extent a Fund invests in foreign securities, currency exchange rates, or to otherwise manage its term structure, sector selection and duration in accordance with its investment objective and policies. Each Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. A Fund will engage in futures and related options transactions for bona fide hedging purposes as defined in regulations of the Commodity Futures Trading Commission (the ''CFTC'') or to seek to increase total return to the extent permitted by such regulations. Except as otherwise permitted by the CFTC, a Fund may not purchase or sell futures contracts or purchase or sell related options to seek to increase total return if immediately thereafter the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options entered into for the purpose of seeking to increase total return would exceed 5% of the market value of the Fund's net assets. Alternative limitations on the use of futures contracts and related options may be stated from time to time in the Additional Statement.

Futures contracts and related options present the following risks:

■ While a Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates, securities prices or currency exchange rates may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.

■ Because perfect correlation between a futures position and a portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and a Fund may be exposed to additional risk of loss.

■ The loss incurred by a Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.

■ Futures markets are highly volatile and the use of futures may increase the volatility of a Fund's NAV.

■ As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to a Fund.

■ Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.

■ Foreign exchanges may not provide the same protection as U.S. exchanges.

When-Issued Securities and Forward Commitments. Each Fund may purchase when-issued securities and make contracts to purchase or sell securities for a fixed price at a future date beyond customary settlement time. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although a Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, a Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Lending of Portfolio Securities. Each Fund may engage in securities lending. Securities lending involves the lending of securities owned by a Fund to financial institutions such as certain broker-dealers including, as permitted by the SEC, Goldman Sachs. The borrowers are required to secure their loans continuously with cash, cash equivalents, U.S. Government Securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested by a Fund in short-term investments, including unregistered investment pools managed by the Investment Adviser or its affiliates. To the extent that cash collateral is so invested, such collateral will be subject to market depreciation or appreciation, and a Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed $33\frac{1}{3}$% of the value of the total assets of a Fund (including the loan collateral). Loan collateral (including any investment of that collateral) is not subject to the percentage limitations described elsewhere in this Prospectus regarding investments in particular types of fixed-income and other securities.

A Fund may lend its securities to increase its income. A Fund may, however, experience delay in the recovery of its securities or incur a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund or becomes insolvent.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. Each Fund may enter into repurchase agreements with securities dealers

81

and banks which furnish collateral at least equal in value or market price to the amount of their repurchase obligation. Some Funds may also enter into repurchase agreements involving certain foreign government securities.

If the other party or ''seller'' defaults, a Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, a Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

Certain Funds, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Borrowings and Reverse Repurchase Agreements. Each Fund can borrow money and enter into reverse repurchase agreements with banks and other financial institutions in amounts not exceeding one-third of its total assets. A Fund may not make additional investments if borrowings exceed 5% of its total assets. Reverse repurchase agreements involve the sale of securities held by a Fund subject to the Fund's agreement to repurchase them at a mutually agreed upon date and price (including interest). These transactions may be entered into as a temporary measure for emergency purposes or to meet redemption requests. Reverse repurchase agreements may also be entered into when the Investment Adviser expects that the interest income to be earned from the investment of the transaction proceeds will be greater than the related interest expense. Borrowings and reverse repurchase agreements involve leveraging. If the securities held by a Fund decline in value while these transactions are outstanding, the NAV of the Fund's outstanding shares will decline in value by proportionately more than the decline in value of the securities. In addition, reverse repurchase agreements involve the risk that the investment return earned by a Fund (from the investment of the proceeds) will be less than the interest expense of the transaction, that the market value of the securities sold by a Fund will decline below the price the Fund is obligated to pay to repurchase the securities, and that the securities may not be returned to the Fund.

Interest Rate Swaps, Mortgage Swaps, Credit Swaps, Currency Swaps, Total Return Swaps, Options on Swaps and Interest Rate Caps, Floors and Collars. Interest rate swaps involve the exchange by a Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The

notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses on an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive a payment from the other party, upon the occurrence of specified credit events. Currency swaps involve the exchange of the parties' respective rights to make or receive payments in specified currencies. Total return swaps give a Fund the right to receive the appreciation in the value of a specified security, index or other instrument in return for a fee paid to the counterparty, which will typically be an agreed upon interest rate. If the underlying asset in a total return swap declines in value over the term of the swap, the Fund may also be required to pay the dollar value of that decline to the counterparty. The Funds may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payment of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling the interest rate floor. An interest rate collar is the combination of a cap and a floor that preserves a certain return within a predetermined range of interest rates.

Each Fund may enter into swap transactions for hedging purposes or to seek to increase total return. The use of interest rate, mortgage, credit, currency and total return swaps, options on swaps, and interest rate caps, floors and collars, is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Adviser is incorrect in its forecasts of market values, interest rates and currency exchange rates, the investment performance of a Fund would be less favorable than it would have been if these investment techniques were not used.

Other Investment Companies. Each Fund may invest in securities of other investment companies subject to statutory limitations prescribed by the Investment Company Act of 1940. These limitations include a prohibition on any Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of a Fund's total assets in securities of

any one investment company or more than 10% of its total assets in securities of all investment companies. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund. Pursuant to an exemptive order obtained from the SEC, other investment companies in which a Fund may invest include money market funds which the Investment Adviser or any of its affiliates serves as investment adviser, administrator or distributor.

Non-Investment Grade Fixed-Income Securities. Non-investment grade fixed-income securities and unrated securities of comparable credit quality (commonly known as ''junk bonds'') are considered predominantly speculative by traditional investment standards. In some cases, these obligations may be highly speculative and have poor prospects for reaching investment grade standing. Non-investment grade fixed-income securities are subject to the increased risk of an issuer's inability to meet principal and interest obligations. These securities, also referred to as high yield securities, may be subject to greater price volatility due to such factors as specific corporate or municipal developments, interest rate sensitivity, negative perceptions of the junk bond markets generally and less secondary market liquidity.

Non-investment grade fixed-income securities are often issued in connection with a corporate reorganization or restructuring or as part of a merger, acquisition, takeover or similar event. They are also issued by less established companies seeking to expand. Such issuers are often highly leveraged and generally less able than more established or less leveraged entities to make scheduled payments of principal and interest in the event of adverse developments or business conditions. Non-investment grade securities are also issued by state, city, or local municipalities that may have difficulty in making all scheduled interest and principal payments.

The market value of non-investment grade fixed-income securities tends to reflect individual corporate or municipal developments to a greater extent than that of higher rated securities which react primarily to fluctuations in the general level of interest rates. As a result, a Fund's ability to achieve its investment objectives may depend to a greater extent on the Investment Adviser's judgment concerning the creditworthiness of issuers than funds which invest in higher-rated securities. Issuers of non-investment grade fixed-income securities may not be able to make use of more traditional methods of financing and their ability to service debt obligations may be affected more adversely than issuers of higher-rated securities

by economic downturns, specific corporate or financial developments or the issuer's inability to meet specific projected business forecasts. Negative publicity about the junk bond market and investor perceptions regarding lower rated securities, whether or not based on fundamental analysis, may depress the prices for such securities.

A holder's risk of loss from default is significantly greater for non-investment grade fixed-income securities than is the case for holders of other debt securities because such non-investment grade securities are generally unsecured and are often subordinated to the rights of other creditors of the issuers of such securities. Investment by a Fund in defaulted securities poses additional risk of loss should nonpayment of principal and interest continue in respect of such securities. Even if such securities are held to maturity, recovery by a Fund of its initial investment and any anticipated income or appreciation is uncertain.

The secondary market for non-investment grade fixed-income securities is concentrated in relatively few market makers and is dominated by institutional investors, including mutual funds, insurance companies and other financial institutions. Accordingly, the secondary market for such securities is not as liquid as, and is more volatile than, the secondary market for higher-rated securities. In addition, market trading volume for high yield fixed-income securities is generally lower and the secondary market for such securities could shrink or disappear suddenly and without warning as a result of adverse market or economic conditions, independent of any specific adverse changes in the condition of a particular issuer. Because of the lack of sufficient market liquidity, a Fund may incur losses because it will be required to effect sales at a disadvantageous time and then only at a substantial drop in price. These factors may have an adverse effect on the market price and a Fund's ability to dispose of particular portfolio investments. A less liquid secondary market also may make it more difficult for a Fund to obtain precise valuations of the high yield securities in its portfolio.

Credit ratings issued by credit rating agencies are designed to evaluate the safety of principal and interest payments of rated securities. They do not, however, evaluate the market value risk of non-investment grade securities and, therefore, may not fully reflect the true risks of an investment. In addition, credit rating agencies may or may not make timely changes in a rating to reflect changes in the economy or in the conditions of the issuer that affect the market value of the security. Consequently, credit ratings are used only as a preliminary indicator of investment quality.

Loan Participations. Certain Funds may invest in loan participations. A loan participation is an interest in a loan to a U.S. or foreign company or other borrower which is administered and sold by a financial intermediary. A Fund may only invest in loans to issuers in whose obligations it may otherwise invest. Loan

participation interests may take the form of a direct or co-lending relationship with the corporate borrower, an assignment of an interest in the loan by a co-lender or another participant, or a participation in the seller's share of the loan. When a Fund acts as co-lender in connection with a participation interest or when it acquires certain participation interests, the Fund will have direct recourse against the borrower if the borrower fails to pay scheduled principal and interest. In cases where the Fund lacks direct recourse, it will look to an agent for the lenders (the ''agent lender'') to enforce appropriate credit remedies against the borrower. In these cases, the Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation (such as commercial paper) of such borrower. Moreover, under the terms of the loan participation, the Fund may be regarded as a creditor of the agent lender (rather than of the underlying corporate borrower), so that the Fund may also be subject to the risk that the agent lender may become insolvent.

Preferred Stock, Warrants and Rights. Certain Funds may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

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Appendix B
Financial Highlights

The financial highlights tables are intended to help you understand a Fund's financial performance for the past five years (or less if the Fund has been in operation for less than five years). Certain information reflects financial results for a single Fund share. The total returns in the table represent the rate that an investor would have earned or lost on an investment in a Fund (assuming reinvestment of all dividends and distributions). The information for the period ended October 31, 2000 and thereafter has been audited by Ernst & Young LLP, whose report, along with the Funds' financial statements, is included in the Funds' annual report (available upon request without charge). The information for all periods prior to the period ended October 31, 2000 has been audited by the Funds' previous independent auditors. As of the date of this Prospectus, no Service Shares of the High Yield Municipal Fund were outstanding.

ULTRA-SHORT DURATION GOVERNMENT FUND*

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$9.79	$0.31[c,f]	$(0.06)[f]	$0.25
2002 - Institutional Shares	9.81	0.35[c,f]	(0.06)[f]	0.29
2002 - Service Shares	9.82	0.31[c,f]	(0.07)[f]	0.24
2001 - Class A Shares	9.56	0.53[c]	0.23	0.76
2001 - Institutional Shares	9.58	0.56[c]	0.24	0.80
2001 - Service Shares	9.58	0.42[c]	0.34	0.76
2000 - Class A Shares	9.63	0.54[c]	(0.06)	0.48
2000 - Institutional Shares	9.64	0.58[c]	(0.05)	0.53
2000 - Service Shares	9.65	0.52[c]	(0.05)	0.47
1999 - Class A Shares	9.69	0.49	(0.05)	0.44
1999 - Institutional Shares	9.70	0.53	(0.05)	0.48
1999 - Administration Shares[e]	9.70	0.37[c]	0.01	0.38
1999 - Service Shares	9.70	0.48	(0.04)	0.44
1998 - Class A Shares	9.88	0.53	(0.17)	0.36
1998 - Institutional Shares	9.88	0.55	(0.16)	0.39
1998 - Administration Shares	9.88	0.53	(0.16)	0.37
1998 - Service Shares	9.88	0.51	(0.16)	0.35

See page 123 for all footnotes.

| Distributions to shareholders | | | | Net asset value, end of year | Total return[a] | Net assets at end of year (in 000s) | Ratio of net expenses to average net assets |
From net investment income	In excess of net investment income	From capital	Total distributions				
$(0.38)	$ —	$ —	$(0.38)	$9.66	2.57%	$1,000,977	0.88%
(0.42)	—	—	(0.42)	9.68	2.98	2,646,847	0.48
(0.37)	—	—	(0.37)	9.69	2.46	35,883	0.98
(0.53)	—	—	(0.53)	9.79	8.21	59,209	0.89
(0.57)	—	—	(0.57)	9.81	8.62	278,316	0.49
(0.52)	—	—	(0.52)	9.82	8.19	31,698	0.99
(0.54)	(0.01)	—	(0.55)	9.56	5.12	41,188	0.89
(0.58)	(0.01)	—	(0.59)	9.58	5.65	176,881	0.49
(0.53)	(0.01)	—	(0.54)	9.58	4.95	71	0.99
(0.44)	—	(0.06)	(0.50)	9.63	4.65	22,862	0.89
(0.48)	—	(0.06)	(0.54)	9.64	5.06	315,024	0.49
(0.33)	—	(0.04)	(0.37)	9.71[e]	4.02	—	0.74[b]
(0.43)	—	(0.06)	(0.49)	9.65	4.65	797	0.99
(0.53)	(0.02)	—	(0.55)	9.69	3.71	60,782	0.80
(0.55)	(0.02)	—	(0.57)	9.70	4.09	441,228	0.53
(0.53)	(0.02)	—	(0.55)	9.70	3.83	5,999	0.78
(0.51)	(0.02)	—	(0.53)	9.70	3.57	822	1.03

ULTRA-SHORT DURATION GOVERNMENT FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate[d]
For the Periods Ended October 31,				
2002 - Class A Shares	3.21%[f]	0.88%	3.21%[f]	144%
2002 - Institutional Shares	3.65[f]	0.48	3.65[f]	144
2002 - Service Shares	3.20[f]	0.98	3.20[f]	144
2001 - Class A Shares	5.48	0.97	5.40	87
2001 - Institutional Shares	5.79	0.57	5.71	87
2001 - Service Shares	4.52	1.07	4.44	87
2000 - Class A Shares	5.67	0.96	5.60	11
2000 - Institutional Shares	6.01	0.56	5.94	11
2000 - Service Shares	5.33	1.06	5.26	11
1999 - Class A Shares	5.15	0.93	5.11	39
1999 - Institutional Shares	5.49	0.53	5.45	39
1999 - Administration Shares[e]	5.35[b]	0.78[b]	5.31[b]	39
1999 - Service Shares	4.99	1.03	4.95	39
1998 - Class A Shares	5.40	1.02	5.18	34
1998 - Institutional Shares	5.63	0.53	5.63	34
1998 - Administration Shares	5.33	0.78	5.33	34
1998 - Service Shares	5.09	1.03	5.09	34

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	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$10.04	$0.37[c,f]	$ 0.14[f]	$0.51
2002 - Class B Shares	10.01	0.31[c,f]	0.14[f]	0.45
2002 - Class C Shares	9.99	0.28[c,f]	0.16[f]	0.44
2002 - Institutional Shares	10.02	0.42[c,f]	0.13[f]	0.55
2002 - Service Shares	10.01	0.37[c,f]	0.13[f]	0.50
2001 - Class A Shares	9.49	0.51[c]	0.60	1.11
2001 - Class B Shares	9.46	0.47[c]	0.58	1.05
2001 - Class C Shares	9.45	0.44[c]	0.58	1.02
2001 - Institutional Shares	9.47	0.57[c]	0.58	1.15
2001 - Service Shares	9.46	0.53[c]	0.57	1.10
2000 - Class A Shares	9.57	0.59[c]	(0.07)	0.52
2000 - Class B Shares	9.56	0.53[c]	(0.09)	0.44
2000 - Class C Shares	9.54	0.51[c]	(0.07)	0.44
2000 - Institutional Shares	9.57	0.63[c]	(0.09)	0.54
2000 - Service Shares	9.56	0.58[c]	(0.09)	0.49
1999 - Class A Shares	9.91	0.55	(0.36)	0.19
1999 - Class B Shares	9.88	0.48	(0.33)	0.15
1999 - Class C Shares	9.88	0.47	(0.36)	0.11
1999 - Institutional Shares	9.90	0.59	(0.35)	0.24
1999 - Administration Shares[e]	9.91	0.40[c]	(0.25)	0.15
1999 - Service Shares	9.89	0.54	(0.35)	0.19
1998 - Class A Shares	9.88	0.57	0.04	0.61
1998 - Class B Shares	9.86	0.51	0.03	0.54
1998 - Class C Shares	9.86	0.49	0.03	0.52
1998 - Institutional Shares	9.86	0.58	0.06	0.64
1998 - Administration Shares	9.89	0.55	0.05	0.60
1998 - Service Shares	9.86	0.55	0.04	0.59

See page 123 for all footnotes.

Distributions to shareholders				
From net investment income	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.43)	$10.12	5.26%	$246,763	0.94%
(0.37)	10.09	4.65	49,874	1.54
(0.36)	10.07	4.50	95,458	1.69
(0.47)	10.10	5.69	280,452	0.54
(0.42)	10.09	5.17	11,471	1.04
(0.56)	10.04	12.00	88,394	0.94
(0.50)	10.01	11.38	16,809	1.54
(0.48)	9.99	11.12	18,871	1.69
(0.60)	10.02	12.47	206,129	0.54
(0.55)	10.01	11.93	8,154	1.04
(0.60)	9.49	5.65	29,446	0.94
(0.54)	9.46	4.80	5,743	1.54
(0.53)	9.45	4.76	5,128	1.69
(0.64)	9.47	5.85	131,462	0.54
(0.59)	9.46	5.32	6,134	1.04
(0.53)	9.57	1.97	52,235	0.94
(0.47)	9.56	1.56	6,937	1.54
(0.45)	9.54	1.21	7,029	1.69
(0.57)	9.57	2.49	146,062	0.54
(0.39)	9.67[e]	1.57	—	0.79[b]
(0.52)	9.56	1.97	6,605	1.04
(0.58)	9.91	6.36	56,725	0.81
(0.52)	9.88	5.62	5,025	1.41
(0.50)	9.88	5.46	4,527	1.56
(0.60)	9.90	6.75	145,514	0.53
(0.58)	9.91	6.27	7,357	0.78
(0.56)	9.89	6.12	6,232	1.03

	Ratio of net investment income (loss) to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate[d]
		Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
For the Periods Ended October 31,				
2002 - Class A Shares	3.69%[f]	1.04%	3.59%[f]	194%
2002 - Class B Shares	3.09[f]	1.79	2.84[f]	194
2002 - Class C Shares	2.84[f]	1.79	2.74[f]	194
2002 - Institutional Shares	4.20[f]	0.64	4.10[f]	194
2002 - Service Shares	3.70[f]	1.14	3.60[f]	194
2001 - Class A Shares	5.26	1.11	5.09	243
2001 - Class B Shares	4.80	1.86	4.48	243
2001 - Class C Shares	4.59	1.86	4.42	243
2001 - Institutional Shares	5.89	0.71	5.72	243
2001 - Service Shares	5.40	1.21	5.23	243
2000 - Class A Shares	6.21	1.13	6.02	130
2000 - Class B Shares	5.63	1.88	5.29	130
2000 - Class C Shares	5.45	1.88	5.26	130
2000 - Institutional Shares	6.64	0.73	6.45	130
2000 - Service Shares	6.14	1.23	5.95	130
1999 - Class A Shares	5.61	1.07	5.48	173
1999 - Class B Shares	5.04	1.82	4.76	173
1999 - Class C Shares	4.83	1.82	4.70	173
1999 - Institutional Shares	6.03	0.67	5.90	173
1999 - Administration Shares[e]	5.76[b]	0.92[b]	5.63[b]	173
1999 - Service Shares	5.54	1.17	5.41	173
1998 - Class A Shares	5.68	1.32	5.17	120
1998 - Class B Shares	5.12	1.87	4.66	120
1998 - Class C Shares	4.64	1.87	4.33	120
1998 - Institutional Shares	6.06	0.84	5.75	120
1998 - Administration Shares	5.76	1.09	5.45	120
1998 - Service Shares	5.56	1.34	5.25	120

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	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Periods Ended October 31,				
2002 - Class A Shares	$10.26	$0.26[c]	$ 0.12	$0.38
2002 - Class B Shares	10.25	0.21[c]	0.10	0.31
2002 - Class C Shares	10.26	0.18[c]	0.12	0.30
2002 - Institutional Shares	10.25	0.31[c]	0.12	0.43
2002 - Service Shares	10.24	0.26[c]	0.10	0.36
2001 - Class A Shares	9.94	0.38[c]	0.33	0.71
2001 - Class B Shares	9.94	0.32[c]	0.32	0.64
2001 - Class C Shares	9.94	0.29[c]	0.34	0.63
2001 - Institutional Shares	9.94	0.42[c]	0.32	0.74
2001 - Service Shares	9.92	0.38[c]	0.32	0.70
2000 - Class A Shares	9.93	0.39[c]	(0.01)	0.38
2000 - Class B Shares	9.93	0.33[c]	(0.01)	0.32
2000 - Class C Shares	9.93	0.32[c]	(0.01)	0.31
2000 - Institutional Shares	9.93	0.43[c]	(0.01)	0.42
2000 - Service Shares	9.92	0.38[c]	(0.02)	0.36
1999 - Class A Shares	10.19	0.34	(0.24)	0.10
1999 - Class B Shares	10.18	0.28	(0.23)	0.05
1999 - Class C Shares	10.18	0.26	(0.22)	0.04
1999 - Institutional Shares	10.18	0.38	(0.23)	0.15
1999 - Administration Shares[e]	10.18	0.26[c]	(0.12)	0.14
1999 - Service Shares	10.18	0.33[c]	(0.24)	0.09
1998 - Class A Shares	10.08	0.36[c]	0.13	0.49
1998 - Class B Shares	10.08	0.30[c]	0.12	0.42
1998 - Class C Shares	10.07	0.28[c]	0.14	0.42
1998 - Institutional Shares	10.07	0.39[c]	0.13	0.52
1998 - Administration Shares	10.07	0.36[c]	0.13	0.49
1998 - Service Shares	10.07	0.34[c]	0.13	0.47

See page 123 for all footnotes.

Distributions to shareholders						
From net investment income	In excess of net investment income	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.28)	$ —	$(0.28)	$10.36	3.72%	$118,906	0.79%
(0.21)	—	(0.21)	10.35	3.10	5,111	1.39
(0.20)	—	(0.20)	10.36	2.94	27,937	1.54
(0.32)	—	(0.32)	10.36	4.23	103,273	0.39
(0.26)	—	(0.26)	10.34	3.62	72	0.89
(0.39)	—	(0.39)	10.26	7.27	38,891	0.79
(0.33)	—	(0.33)	10.25	6.53	2,382	1.39
(0.31)	—	(0.31)	10.26	6.48	3,842	1.54
(0.43)	—	(0.43)	10.25	7.60	48,114	0.39
(0.38)	—	(0.38)	10.24	7.18	41	0.89
(0.37)	—	(0.37)	9.94	3.93	19,451	0.79
(0.31)	—	(0.31)	9.94	3.31	2,026	1.39
(0.30)	—	(0.30)	9.94	3.15	1,581	1.54
(0.41)	—	(0.41)	9.94	4.34	40,301	0.39
(0.36)	—	(0.36)	9.92	3.72	44	0.89
(0.34)	(0.02)	(0.36)	9.93	1.00	22,903	0.79
(0.28)	(0.02)	(0.30)	9.93	0.49	2,000	1.39
(0.26)	(0.03)	(0.29)	9.93	0.34	2,070	1.54
(0.39)	(0.01)	(0.40)	9.93	1.50	77,522	0.39
(0.27)	—	(0.27)	10.05[e]	1.37	—	0.64[b]
(0.33)	(0.02)	(0.35)	9.92	0.89	173	0.89
(0.38)	—	(0.38)	10.19	4.97	19,881	0.71
(0.32)	—	(0.32)	10.18	4.25	974	1.31
(0.31)	—	(0.31)	10.18	4.19	2,256	1.46
(0.41)	—	(0.41)	10.18	5.25	57,647	0.45
(0.38)	—	(0.38)	10.18	4.99	525	0.70
(0.36)	—	(0.36)	10.18	4.73	2,560	0.95

SHORT DURATION TAX-FREE FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate
For the Periods Ended October 31,				
2002 - Class A Shares	2.57%	1.02%	2.34%	31%
2002 - Class B Shares	2.01	1.77	1.63	31
2002 - Class C Shares	1.80	1.77	1.57	31
2002 - Institutional Shares	3.00	0.62	2.77	31
2002 - Service Shares	2.53	1.12	2.30	31
2001 - Class A Shares	3.73	1.25	3.27	69
2001 - Class B Shares	3.22	2.00	2.61	69
2001 - Class C Shares	2.94	2.00	2.48	69
2001 - Institutional Shares	4.19	0.85	3.73	69
2001 - Service Shares	3.75	1.35	3.29	69
2000 - Class A Shares	3.95	1.19	3.55	66
2000 - Class B Shares	3.36	1.94	2.81	66
2000 - Class C Shares	3.19	1.94	2.79	66
2000 - Institutional Shares	4.36	0.79	3.96	66
2000 - Service Shares	3.86	1.29	3.46	66
1999 - Class A Shares	3.37	1.06	3.10	147
1999 - Class B Shares	2.80	1.81	2.38	147
1999 - Class C Shares	2.62	1.81	2.35	147
1999 - Institutional Shares	3.79	0.66	3.52	147
1999 - Administration Shares[e]	3.56[b]	0.91[b]	3.29[b]	147
1999 - Service Shares	3.23	1.16	2.96	147
1998 - Class A Shares	3.54	1.74	2.51	141
1998 - Class B Shares	3.06	2.27	2.10	141
1998 - Class C Shares	2.82	2.27	2.01	141
1998 - Institutional Shares	3.92	1.26	3.11	141
1998 - Administration Shares	3.58	1.51	2.77	141
1998 - Service Shares	3.44	1.76	2.63	141

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GOVERNMENT INCOME FUND

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Periods Ended October 31,				
2002 - Class A Shares	$14.96	$0.63[c,f]	$ 0.19[f]	$ 0.82
2002 - Class B Shares	14.96	0.52[c,f]	0.19[f]	0.71
2002 - Class C Shares	14.95	0.51[c,f]	0.20[f]	0.71
2002 - Institutional Shares	14.94	0.69[c,f]	0.19[f]	0.88
2002 - Service Shares	14.93	0.62[c,f]	0.19[f]	0.81
2001 - Class A shares	13.84	0.78[c]	1.13	1.91
2001 - Class B shares	13.85	0.68[c]	1.11	1.79
2001 - Class C Shares	13.84	0.68[c]	1.11	1.79
2001 - Institutional Shares	13.82	0.83[c]	1.14	1.97
2001 - Service Shares	13.82	0.76[c]	1.13	1.89
2000 - Class A Shares	13.70	0.82	0.15	0.97
2000 - Class B Shares	13.72	0.71	0.15	0.86
2000 - Class C Shares	13.71	0.71	0.14	0.85
2000 - Institutional Shares	13.69	0.87	0.14	1.01
2000 - Service Shares	13.63	0.82	0.18	1.00
1999 - Class A Shares	14.91	0.80	(0.89)	(0.09)
1999 - Class B Shares	14.92	0.69	(0.87)	(0.18)
1999 - Class C Shares	14.91	0.69	(0.88)	(0.19)
1999 - Institutional Shares	14.90	0.85	(0.88)	(0.03)
1999 - Service Shares	14.88	0.77	(0.92)	(0.15)
1998 - Class A Shares	14.59	0.81	0.45	1.26
1998 - Class B Shares	14.61	0.72	0.42	1.14
1998 - Class C Shares	14.60	0.74	0.40	1.14
1998 - Institutional Shares	14.59	0.87	0.42	1.29
1998 - Service Shares	14.59	0.80	0.40	1.20

See page 123 for all footnotes.

100

Distributions to shareholders				Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
From net investment income	In excess of net investment income	From net realized gains	Total distributions				
$(0.67)	$ —	$(0.16)	$(0.83)	$14.95	5.77%	$248,719	0.98%
(0.56)	—	(0.16)	(0.72)	14.95	4.99	51,124	1.73
(0.56)	—	(0.16)	(0.72)	14.94	4.99	24,095	1.73
(0.73)	—	(0.16)	(0.89)	14.93	6.13	82,523	0.58
(0.66)	—	(0.16)	(0.82)	14.92	5.68	10,762	1.08
(0.79)	—	—	(0.79)	14.96	14.20	142,904	0.98
(0.68)	—	—	(0.68)	14.96	13.27	34,036	1.73
(0.68)	—	—	(0.68)	14.95	13.28	13,814	1.73
(0.85)	—	—	(0.85)	14.94	14.67	34,997	0.58
(0.78)	—	—	(0.78)	14.93	14.04	8,239	1.08
(0.83)	—	—	(0.83)	13.84	7.33	88,783	0.98
(0.73)	—	—	(0.73)	13.85	6.45	18,724	1.73
(0.72)	—	—	(0.72)	13.84	6.46	7,606	1.73
(0.88)	—	—	(0.88)	13.82	7.68	7,514	0.58
(0.81)	—	—	(0.81)	13.82	7.62	373	1.08
(0.77)	—	(0.35)	(1.12)	13.70	(0.63)	82,102	0.98
(0.67)	—	(0.35)	(1.02)	13.72	(1.29)	19,684	1.73
(0.66)	—	(0.35)	(1.01)	13.71	(1.29)	10,053	1.73
(0.83)	—	(0.35)	(1.18)	13.69	(0.23)	5,899	0.58
(0.75)	—	(0.35)	(1.10)	13.63	(1.01)	15	1.08
(0.81)	(0.07)	(0.06)	(0.94)	14.91	8.98	101,015	0.76
(0.72)	(0.05)	(0.06)	(0.83)	14.92	8.09	16,125	1.51
(0.74)	(0.03)	(0.06)	(0.83)	14.91	8.09	9,639	1.51
(0.87)	(0.05)	(0.06)	(0.98)	14.90	9.19	2,642	0.51
(0.80)	(0.05)	(0.06)	(0.91)	14.88	8.53	2	1.01

GOVERNMENT INCOME FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate[d]
For the Periods Ended October 31,				
2002 - Class A Shares	4.26%[f]	1.24%	4.00%[f]	226%
2002 - Class B Shares	3.54[f]	1.99	3.28[f]	226
2002 - Class C Shares	3.49[f]	1.99	3.23[f]	226
2002 - Institutional Shares	4.74[f]	0.84	4.48[f]	226
2002 - Service Shares	4.25[f]	1.34	3.99[f]	226
2001 - Class A shares	5.46	1.31	5.13	473
2001 - Class B shares	4.71	2.06	4.38	473
2001 - Class C Shares	4.71	2.06	4.38	473
2001 - Institutional Shares	5.80	0.91	5.47	473
2001 - Service Shares	5.27	1.41	4.94	473
2000 - Class A Shares	6.01	1.39	5.60	341
2000 - Class B Shares	5.24	2.14	4.83	341
2000 - Class C Shares	5.25	2.14	4.84	341
2000 - Institutional Shares	6.41	0.99	6.00	341
2000 - Service Shares	6.02	1.49	5.61	341
1999 - Class A Shares	5.63	1.33	5.28	278
1999 - Class B Shares	4.88	2.08	4.53	278
1999 - Class C Shares	4.89	2.08	4.54	278
1999 - Institutional Shares	6.07	0.93	5.72	278
1999 - Service Shares	5.56	1.43	5.21	278
1998 - Class A Shares	5.53	1.53	4.76	315
1998 - Class B Shares	4.76	2.05	4.22	315
1998 - Class C Shares	4.59	2.05	4.05	315
1998 - Institutional Shares	5.82	1.05	5.28	315
1998 - Service Shares	5.48	1.55	4.94	315

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MUNICIPAL INCOME FUND

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Periods Ended October 31,				
2002 - Class A Shares	$15.32	$0.65[C]	$(0.01)	$ 0.64
2002 - Class B Shares	15.32	0.54[C]	(0.01)	0.53
2002 - Class C Shares	15.33	0.54[C]	(0.01)	0.53
2002 - Institutional Shares	15.32	0.71[C]	(0.01)	0.70
2002 - Service Shares	15.39	0.64[C]	—[g]	0.64
2001 - Class A Shares	14.48	0.67[C]	0.82	1.49
2001 - Class B Shares	14.49	0.56[C]	0.81	1.37
2001 - Class C Shares	14.50	0.56[C]	0.81	1.37
2001 - Institutional Shares	14.48	0.73[C]	0.82	1.55
2001 - Service Shares	14.53	0.61[C]	0.88	1.49
2000 - Class A Shares	14.07	0.67[C]	0.41	1.08
2000 - Class B Shares	14.08	0.57[C]	0.40	0.97
2000 - Class C Shares	14.08	0.57[C]	0.41	0.98
2000 - Institutional Shares	14.07	0.72[C]	0.42	1.14
2000 - Service Shares	14.09	0.68[C]	0.42	1.10
1999 - Class A Shares	15.47	0.63	(1.29)	(0.66)
1999 - Class B Shares	15.47	0.51	(1.28)	(0.77)
1999 - Class C Shares	15.47	0.51	(1.28)	(0.77)
1999 - Institutional Shares	15.47	0.70	(1.30)	(0.60)
1999 - Service Shares	15.48	0.65	(1.32)	(0.67)
1998 - Class A Shares	14.99	0.65	0.50	1.15
1998 - Class B Shares	15.00	0.53	0.49	1.02
1998 - Class C Shares	14.99	0.53	0.50	1.03
1998 - Institutional Shares	15.00	0.68	0.50	1.18
1998 - Service Shares	14.99	0.64	0.49	1.13

See page 123 for all footnotes.

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.67)	$ —	$ —	$(0.67)	$15.29	4.30%	$119,161	0.94%
(0.56)	—	—	(0.56)	15.29	3.52	16,903	1.69
(0.56)	—	—	(0.56)	15.30	3.52	6,155	1.69
(0.73)	—	—	(0.73)	15.29	4.71	76,733	0.54
(0.66)	—	—	(0.66)	15.37	4.24	270	1.04
(0.65)	—	—	(0.65)	15.32	10.48	80,735	0.94
(0.54)	—	—	(0.54)	15.32	9.57	11,902	1.69
(0.54)	—	—	(0.54)	15.33	9.64	5,300	1.69
(0.71)	—	—	(0.71)	15.32	10.91	100,970	0.54
(0.63)	—	—	(0.63)	15.39	10.48	67	1.04
(0.67)	—	—	(0.67)	14.48	7.87	67,315	0.94
(0.56)	—	—	(0.56)	14.49	7.07	8,776	1.69
(0.56)	—	—	(0.56)	14.50	7.07	3,292	1.69
(0.73)	—	—	(0.73)	14.48	8.30	56,376	0.54
(0.66)	—	—	(0.66)	14.53	7.98	1	1.04
(0.65)	—	(0.09)	(0.74)	14.07	(4.46)	90,443	0.94
(0.52)	(0.01)	(0.09)	(0.62)	14.08	(5.10)	9,334	1.69
(0.51)	(0.02)	(0.09)	(0.62)	14.08	(5.10)	4,379	1.69
(0.70)	(0.01)	(0.09)	(0.80)	14.07	(4.07)	16,197	0.54
(0.63)	—	(0.09)	(0.72)	14.09	(4.49)	2	1.04
(0.64)	—	(0.03)	(0.67)	15.47	7.79	91,158	0.87
(0.52)	—	(0.03)	(0.55)	15.47	6.91	6,722	1.62
(0.52)	—	(0.03)	(0.55)	15.47	6.98	2,862	1.62
(0.68)	—	(0.03)	(0.71)	15.47	8.00	6,154	0.58
(0.61)	—	(0.03)	(0.64)	15.48	7.68	2	1.08

MUNICIPAL INCOME FUND (continued)

For the Periods Ended October 31,	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
		Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
2002 - Class A Shares	4.27%	1.11%	4.10%	39%
2002 - Class B Shares	3.53	1.86	3.36	39
2002 - Class C Shares	3.54	1.86	3.37	39
2002 - Institutional Shares	4.69	0.71	4.52	39
2002 - Service Shares	4.21	1.21	4.04	39
2001 - Class A Shares	4.47	1.18	4.23	22
2001 - Class B Shares	3.72	1.93	3.48	22
2001 - Class C Shares	3.72	1.93	3.48	22
2001 - Institutional Shares	4.86	0.78	4.62	22
2001 - Service Shares	4.30	1.28	4.06	22
2000 - Class A Shares	4.74	1.28	4.40	67
2000 - Class B Shares	3.99	2.03	3.65	67
2000 - Class C Shares	3.99	2.03	3.65	67
2000 - Institutional Shares	5.10	0.88	4.76	67
2000 - Service Shares	4.82	1.38	4.48	67
1999 - Class A Shares	4.15	1.14	3.95	70
1999 - Class B Shares	3.40	1.89	3.20	70
1999 - Class C Shares	3.40	1.89	3.20	70
1999 - Institutional Shares	4.58	0.74	4.38	70
1999 - Service Shares	4.35	1.24	4.15	70
1998 - Class A Shares	4.25	1.64	3.48	57
1998 - Class B Shares	3.44	2.16	2.90	57
1998 - Class C Shares	3.38	2.16	2.84	57
1998 - Institutional Shares	4.41	1.12	3.87	57
1998 - Service Shares	4.21	1.62	3.67	57

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CORE FIXED INCOME FUND

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$10.25	$0.50[c]	$(0.13)	$ 0.37
2002 - Class B Shares	10.29	0.43[c]	(0.15)	0.28
2002 - Class C Shares	10.29	0.43[c]	(0.15)	0.28
2002 - Institutional Shares	10.28	0.55[c]	(0.15)	0.40
2002 - Service Shares	10.28	0.51[c]	(0.16)	0.35
2001 - Class A Shares	9.52	0.56[c]	0.75	1.31
2001 - Class B Shares	9.54	0.49[c]	0.77	1.26
2001 - Class C Shares	9.55	0.49[c]	0.76	1.25
2001 - Institutional Shares	9.54	0.60[c]	0.76	1.36
2001 - Service Shares	9.54	0.55[c]	0.76	1.31
2000 - Class A Shares	9.50	0.57[c]	0.02	0.59
2000 - Class B Shares	9.52	0.50[c]	0.02	0.52
2000 - Class C Shares	9.52	0.50[c]	0.03	0.53
2000 - Institutional Shares	9.52	0.61[c]	0.02	0.63
2000 - Service Shares	9.52	0.56[c]	0.02	0.58
1999 - Class A Shares	10.25	0.54	(0.61)	(0.07)
1999 - Class B Shares	10.28	0.48	(0.62)	(0.14)
1999 - Class C Shares	10.28	0.47	(0.62)	(0.15)
1999 - Institutional Shares	10.28	0.58	(0.62)	(0.04)
1999 - Administration Shares[e]	10.27	0.40[c]	(0.41)	(0.01)
1999 - Service Shares	10.28	0.54	(0.62)	(0.08)
1998 - Class A Shares	10.06	0.59	0.27	0.86
1998 - Class B Shares	10.09	0.52	0.27	0.79
1998 - Class C Shares	10.09	0.52	0.27	0.79
1998 - Institutional Shares	10.08	0.61	0.29	0.90
1998 - Administration Shares	10.07	0.57	0.29	0.86
1998 - Service Shares	10.09	0.56	0.27	0.83

See page 123 for all footnotes.

108

Distributions to shareholders							
From net investment income	In excess of net investment income	From net realized gains	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.52)	$ —	$(0.03)	$(0.55)	$10.07	3.59%	$315,441	0.90%
(0.44)	—	(0.03)	(0.47)	10.10	2.70	36,131	1.65
(0.44)	—	(0.03)	(0.47)	10.10	2.80	20,176	1.65
(0.56)	—	(0.03)	(0.59)	10.09	3.99	733,996	0.50
(0.51)	—	(0.03)	(0.54)	10.09	3.47	29,761	1.00
(0.57)	(0.01)	—	(0.58)	10.25	14.17	178,885	0.94
(0.50)	(0.01)	—	(0.51)	10.29	13.51	26,848	1.69
(0.50)	(0.01)	—	(0.51)	10.29	13.38	11,998	1.69
(0.61)	(0.01)	—	(0.62)	10.28	14.69	440,836	0.54
(0.56)	(0.01)	—	(0.57)	10.28	14.13	26,667	1.04
(0.57)	—	—	(0.57)	9.52	6.48	73,846	0.94
(0.50)	—	—	(0.50)	9.54	5.69	14,002	1.69
(0.50)	—	—	(0.50)	9.55	5.80	6,107	1.69
(0.61)	—	—	(0.61)	9.54	6.90	268,465	0.54
(0.56)	—	—	(0.56)	9.54	6.37	9,445	1.04
(0.53)	—	(0.15)	(0.68)	9.50	(0.68)	65,368	0.94
(0.47)	—	(0.15)	(0.62)	9.52	(1.47)	14,654	1.69
(0.46)	—	(0.15)	(0.61)	9.52	(1.51)	7,443	1.69
(0.57)	—	(0.15)	(0.72)	9.52	(0.37)	216,973	0.54
(0.40)	—	(0.15)	(0.55)	9.71[e]	(0.13)	—	0.79[b]
(0.53)	—	(0.15)	(0.68)	9.52	(0.87)	8,172	1.04
(0.59)	(0.02)	(0.06)	(0.67)	10.25	8.76	56,267	0.74
(0.52)	(0.02)	(0.06)	(0.60)	10.28	7.94	7,209	1.49
(0.52)	(0.02)	(0.06)	(0.60)	10.28	7.94	5,587	1.49
(0.61)	(0.03)	(0.06)	(0.70)	10.28	9.15	195,730	0.46
(0.57)	(0.03)	(0.06)	(0.66)	10.27	8.88	12,743	0.71
(0.56)	(0.02)	(0.06)	(0.64)	10.28	8.50	5,263	0.96

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate[d]
		Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
For the Years Ended October 31,				
2002 - Class A Shares	5.03%	0.90%	5.03%	437%
2002 - Class B Shares	4.33	1.65	4.33	437
2002 - Class C Shares	4.32	1.65	4.32	437
2002 - Institutional Shares	5.51	0.50	5.51	437
2002 - Service Shares	5.05	1.00	5.05	437
2001 - Class A Shares	5.61	0.94	5.61	315
2001 - Class B Shares	4.93	1.69	4.93	315
2001 - Class C Shares	4.89	1.69	4.89	315
2001 - Institutional Shares	6.05	0.54	6.05	315
2001 - Service Shares	5.54	1.04	5.54	315
2000 - Class A Shares	6.04	0.97	6.01	272
2000 - Class B Shares	5.29	1.72	5.26	272
2000 - Class C Shares	5.30	1.72	5.27	272
2000 - Institutional Shares	6.46	0.57	6.43	272
2000 - Service Shares	5.95	1.07	5.92	272
1999 - Class A Shares	5.57	0.98	5.53	280
1999 - Class B Shares	4.83	1.73	4.79	280
1999 - Class C Shares	4.82	1.73	4.78	280
1999 - Institutional Shares	5.97	0.58	5.93	280
1999 - Administration Shares[e]	5.63[b]	0.83[b]	5.59[b]	280
1999 - Service Shares	5.50	1.08	5.46	280
1998 - Class A Shares	5.58	1.21	5.11	272
1998 - Class B Shares	4.82	1.75	4.56	272
1998 - Class C Shares	4.81	1.75	4.55	272
1998 - Institutional Shares	5.95	0.72	5.69	272
1998 - Administration Shares	5.70	0.97	5.44	272
1998 - Service Shares	5.44	1.22	5.18	272

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GLOBAL INCOME FUND

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized gain (loss)	Total from Investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$14.72	$0.50[c,f]	$(0.35)[f]	$ 0.15
2002 - Class B Shares	14.68	0.41[c,f]	(0.33)[f]	0.08
2002 - Class C Shares	14.65	0.41[c,f]	(0.33)[f]	0.08
2002 - Institutional Shares	14.70	0.58[c,f]	(0.33)[f]	0.25
2002 - Service Shares	14.69	0.50[c,f]	(0.33)[f]	0.17
2001 - Class A Shares	14.68	0.55[c]	0.85	1.40
2001 - Class B Shares	14.65	0.48[c]	0.84	1.32
2001 - Class C Shares	14.63	0.47[c]	0.84	1.31
2001 - Institutional Shares	14.67	0.65[c]	0.84	1.49
2001 - Service Shares	14.66	0.57[c]	0.84	1.41
2000 - Class A Shares	14.49	0.59[c]	0.20	0.79
2000 - Class B Shares	14.45	0.51[c]	0.22	0.73
2000 - Class C Shares	14.43	0.51[c]	0.22	0.73
2000 - Institutional Shares	14.48	0.68[c]	0.21	0.89
2000 - Service Shares	14.47	0.61[c]	0.20	0.81
1999 - Class A Shares	15.65	0.62[c]	(0.78)	(0.16)
1999 - Class B Shares	15.63	0.53	(0.78)	(0.25)
1999 - Class C Shares	15.60	0.53	(0.77)	(0.24)
1999 - Institutional Shares	15.64	0.71	(0.77)	(0.06)
1999 - Service Shares	15.64	0.64	(0.79)	(0.15)
1998 - Class A Shares	15.10	0.72[c]	0.90	1.62
1998 - Class B Shares	15.08	0.63[c]	0.92	1.55
1998 - Class C Shares	15.06	0.63[c]	0.91	1.54
1998 - Institutional Shares	15.09	0.82[c]	0.90	1.72
1998 - Service Shares	15.09	0.74	0.91	1.65

See page 123 for all footnotes.

112

Distributions to shareholders							
From net investment income	From capital	From net realized gains	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.53)	$ —	$ —	$(0.53)	$14.34	1.08%	$255,821	1.34%
(0.46)	—	—	(0.46)	14.30	0.59	37,986	1.84
(0.46)	—	—	(0.46)	14.27	0.59	11,533	1.84
(0.62)	—	—	(0.62)	14.33	1.82	143,127	0.69
(0.55)	—	—	(0.55)	14.31	1.24	1,184	1.19
(1.36)	—	—	(1.36)	14.72	10.08	286,718	1.34
(1.29)	—	—	(1.29)	14.68	9.50	31,969	1.84
(1.29)	—	—	(1.29)	14.65	9.44	8,679	1.84
(1.46)	—	—	(1.46)	14.70	10.73	181,869	0.69
(1.38)	—	—	(1.38)	14.69	10.18	1,394	1.19
(0.60)	—	—	(0.60)	14.68	5.58	294,738	1.34
(0.53)	—	—	(0.53)	14.65	5.14	22,008	1.84
(0.53)	—	—	(0.53)	14.63	5.13	5,954	1.84
(0.70)	—	—	(0.70)	14.67	6.27	287,145	0.69
(0.62)	—	—	(0.62)	14.66	5.76	1,934	1.19
(0.61)	(0.03)	(0.36)	(1.00)	14.49	(1.14)	271,832	1.34
(0.55)	(0.02)	(0.36)	(0.93)	14.45	(1.74)	16,724	1.84
(0.55)	(0.02)	(0.36)	(0.93)	14.43	(1.68)	7,786	1.84
(0.71)	(0.03)	(0.36)	(1.10)	14.48	(0.49)	279,621	0.69
(0.63)	(0.03)	(0.36)	(1.02)	14.47	(1.06)	1,115	1.19
(1.01)	—	(0.06)	(1.07)	15.65	11.21	217,362	1.31
(0.94)	—	(0.06)	(1.00)	15.63	10.66	8,135	1.83
(0.94)	—	(0.06)	(1.00)	15.60	10.65	4,090	1.83
(1.11)	—	(0.06)	(1.17)	15.64	11.95	178,532	0.66
(1.04)	—	(0.06)	(1.10)	15.64	11.43	1,058	1.16

113

GLOBAL INCOME FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions		Portfolio turnover rate
		Ratio of expenses to average net assets	Ratio of net investment income to average net assets	
For the Years Ended October 31,				
2002 - Class A Shares	3.36%[f]	1.72%	2.98%[f]	146%
2002 - Class B Shares	2.88[f]	2.22	2.50[f]	146
2002 - Class C Shares	2.88[f]	2.22	2.50[f]	146
2002 - Institutional Shares	4.00[f]	1.07	3.62[f]	146
2002 - Service Shares	3.49[f]	1.57	3.11[f]	146
2001 - Class A Shares	3.80	1.70	3.44	222
2001 - Class B Shares	3.28	2.20	2.92	222
2001 - Class C Shares	3.28	2.20	2.92	222
2001 - Institutional Shares	4.47	1.05	4.11	222
2001 - Service Shares	3.96	1.55	3.60	222
2000 - Class A Shares	4.03	1.70	3.67	185
2000 - Class B Shares	3.53	2.20	3.17	185
2000 - Class C Shares	3.54	2.20	3.18	185
2000 - Institutional Shares	4.69	1.05	4.33	185
2000 - Service Shares	4.17	1.55	3.81	185
1999 - Class A Shares	4.12	1.72	3.74	158
1999 - Class B Shares	3.60	2.22	3.22	158
1999 - Class C Shares	3.60	2.22	3.22	158
1999 - Institutional Shares	4.75	1.07	4.37	158
1999 - Service Shares	4.28	1.57	3.90	158
1998 - Class A Shares	4.71	1.75	4.27	230
1998 - Class B Shares	4.19	2.24	3.78	230
1998 - Class C Shares	4.20	2.24	3.79	230
1998 - Institutional Shares	5.40	1.07	4.99	230
1998 - Service Shares	4.92	1.57	4.51	230

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HIGH YIELD MUNICIPAL FUND

	Net asset value, beginning of period	Income (loss) from investment operations		
		Net investment income[c]	Net realized and unrealized gain (loss)	Total from investment operations
For the Year Ended October 31,				
2002 - Class A Shares	$10.57	$0.57	$(0.19)	$0.38
2002 - Class B Shares	10.57	0.49	(0.19)	0.30
2002 - Class C Shares	10.57	0.49	(0.19)	0.30
2002 - Institutional Shares	10.57	0.61	(0.19)	0.42
2001 - Class A Shares	10.18	0.59	0.41	1.00
2001 - Class B Shares	10.18	0.51	0.41	0.92
2001 - Class C Shares	10.18	0.52	0.40	0.92
2001 - Institutional Shares	10.18	0.64	0.40	1.04
For the Period Ended October 31,				
2000 - Class A Shares (commenced April 3, 2000)	10.00	0.33	0.17	0.50
2000 - Class B Shares (commenced April 3, 2000)	10.00	0.29	0.17	0.46
2000 - Class C Shares (commenced April 3, 2000)	10.00	0.29	0.17	0.46
2000 - Institutional Shares (commenced April 3, 2000)	10.00	0.36	0.16	0.52

See page 123 for all footnotes.

Distributions to shareholders						
From net investment income	From net realized gains	Total distributions	Net asset value, end of period	Total return[a]	Net assets at end of period (in 000s)	Ratio of net expenses to average net assets
$(0.58)	$(0.03)	$(0.61)	$10.34	3.66%	$585,882	0.99%
(0.50)	(0.03)	(0.53)	10.34	2.88	40,428	1.74
(0.50)	(0.03)	(0.53)	10.34	2.88	30,696	1.74
(0.62)	(0.03)	(0.65)	10.34	4.07	470,905	0.59
(0.61)	—	(0.61)	10.57	10.05	303,622	0.99
(0.53)	—	(0.53)	10.57	9.23	32,403	1.74
(0.53)	—	(0.53)	10.57	9.23	20,359	1.74
(0.65)	—	(0.65)	10.57	10.48	277,301	0.59
(0.32)	—	(0.32)	10.18	5.06	121,702	0.99[b]
(0.28)	—	(0.28)	10.18	4.60	10,039	1.74[b]
(0.28)	—	(0.28)	10.18	4.60	10,213	1.74[b]
(0.34)	—	(0.34)	10.18	5.30	128,997	0.59[b]

HIGH YIELD MUNICIPAL FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate
For the Year Ended October 31,				
2002 - Class A Shares	5.41%[f]	1.04%	5.36%[f]	52%
2002 - Class B Shares	4.70[f]	1.79	4.65[f]	52
2002 - Class C Shares	4.68[f]	1.79	4.63[f]	52
2002 - Institutional Shares	5.84[f]	0.64	5.79[f]	52
2001 - Class A Shares	5.68	1.08	5.59	61
2001 - Class B Shares	4.91	1.83	4.82	61
2001 - Class C Shares	4.94	1.83	4.85	61
2001 - Institutional Shares	6.09	0.68	6.00	61
For the Period Ended October 31,				
2000 - Class A Shares (commenced April 3, 2000)	5.71[b]	1.27[b]	5.43[b]	52
2000 - Class B Shares (commenced April 3, 2000)	4.99[b]	2.02[b]	4.71[b]	52
2000 - Class C Shares (commenced April 3, 2000)	4.95[b]	2.02[b]	4.67[b]	52
2000 - Institutional Shares (commenced April 3, 2000)	6.14[b]	0.87[b]	5.86[b]	52

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HIGH YIELD FUND

	Net asset value, beginning of year	Income (loss) from investment operations		
		Net investment income	Net realized and unrealized loss	Total from investment operations
For the Years Ended October 31,				
2002 - Class A Shares	$7.24	$0.68[C]	$(0.86)	$(0.18)
2002 - Class B Shares	7.24	0.63[C]	(0.85)	(0.22)
2002 - Class C Shares	7.24	0.62[C]	(0.85)	(0.23)
2002 - Institutional Shares	7.25	0.70[C]	(0.85)	(0.15)
2002 - Service Shares	7.24	0.67[C]	(0.84)	(0.17)
2001 - Class A Shares	8.18	0.83[C]	(0.93)	(0.10)
2001 - Class B Shares	8.18	0.77[C]	(0.93)	(0.16)
2001 - Class C Shares	8.17	0.77[C]	(0.92)	(0.15)
2001 - Institutional Shares	8.19	0.86[C]	(0.93)	(0.07)
2001 - Service Shares	8.19	0.82[C]	(0.94)	(0.12)
2000 - Class A Shares	9.07	0.84[C]	(0.78)	0.06
2000 - Class B Shares	9.08	0.78[C]	(0.80)	(0.02)
2000 - Class C Shares	9.07	0.78[C]	(0.80)	(0.02)
2000 - Institutional Shares	9.08	0.88[C]	(0.79)	0.09
2000 - Service Shares	9.08	0.83[C]	(0.78)	0.05
1999 - Class A Shares	9.16	0.85	(0.10)	0.75
1999 - Class B Shares	9.16	0.77	(0.09)	0.68
1999 - Class C Shares	9.16	0.78	(0.11)	0.67
1999 - Institutional Shares	9.17	0.90[C]	(0.12)	0.78
1999 - Service Shares	9.17	0.86[C]	(0.12)	0.74
1998 - Class A Shares	9.97	0.82	(0.85)	(0.03)
1998 - Class B Shares	9.97	0.75	(0.86)	(0.11)
1998 - Class C Shares	9.97	0.75	(0.86)	(0.11)
1998 - Institutional Shares	9.97	0.84	(0.83)	0.01
1998 - Service Shares	9.97	0.80	(0.84)	(0.04)

See page 123 for all footnotes.

Distributions to shareholders						
From net investment income	In excess of net investment income	Total distributions	Net asset value, end of year	Total return[a]	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets
$(0.68)	$ —	$(0.68)	$6.38	(2.98)%	$770,011	1.16%
(0.63)	—	(0.63)	6.39	(3.56)	54,065	1.91
(0.63)	—	(0.63)	6.38	(3.57)	20,107	1.91
(0.71)	—	(0.71)	6.39	(2.59)	726,140	0.76
(0.68)	—	(0.68)	6.39	(2.93)	494	1.26
(0.84)	—	(0.84)	7.24	(1.54)	493,739	1.16
(0.78)	—	(0.78)	7.24	(2.28)	45,514	1.91
(0.78)	—	(0.78)	7.24	(2.28)	12,494	1.91
(0.87)	—	(0.87)	7.25	(1.14)	460,253	0.76
(0.83)	—	(0.83)	7.24	(1.65)	384	1.26
(0.93)	(0.02)	(0.95)	8.18	0.38	409,224	1.16
(0.86)	(0.02)	(0.88)	8.18	(0.48)	37,085	1.91
(0.86)	(0.02)	(0.88)	8.17	(0.48)	8,933	1.91
(0.96)	(0.02)	(0.98)	8.19	0.77	420,284	0.76
(0.92)	(0.02)	(0.94)	8.19	0.15	396	1.26
(0.84)	—	(0.84)	9.07	8.06	524,674	1.16
(0.76)	—	(0.76)	9.08	7.38	39,907	1.91
(0.76)	—	(0.76)	9.07	7.26	10,078	1.91
(0.87)	—	(0.87)	9.08	8.49	257,498	0.76
(0.83)	—	(0.83)	9.08	7.95	280	1.26
(0.78)	—	(0.78)	9.16	(0.70)	401,626	1.09
(0.70)	—	(0.70)	9.16	(1.43)	29,256	1.84
(0.70)	—	(0.70)	9.16	(1.43)	8,532	1.84
(0.81)	—	(0.81)	9.17	(0.32)	97,547	0.84
(0.76)	—	(0.76)	9.17	(0.79)	447	1.34

HIGH YIELD FUND (continued)

	Ratio of net investment income to average net assets	Ratios assuming no expense reductions: Ratio of expenses to average net assets	Ratios assuming no expense reductions: Ratio of net investment income to average net assets	Portfolio turnover rate
For the Years Ended October 31,				
2002 - Class A Shares	9.54%	1.19%	9.51%	36%
2002 - Class B Shares	8.83	1.94	8.80	36
2002 - Class C Shares	8.81	1.94	8.78	36
2002 - Institutional Shares	9.95	0.79	9.92	36
2002 - Service Shares	9.50	1.29	9.47	36
2001 - Class A Shares	10.55	1.22	10.49	57
2001 - Class B Shares	9.83	1.97	9.77	57
2001 - Class C Shares	9.82	1.97	9.76	57
2001 - Institutional Shares	10.96	0.82	10.90	57
2001 - Service Shares	10.49	1.32	10.43	57
2000 - Class A Shares	9.54	1.21	9.49	55
2000 - Class B Shares	8.79	1.96	8.74	55
2000 - Class C Shares	8.78	1.96	8.73	55
2000 - Institutional Shares	9.99	0.81	9.94	55
2000 - Service Shares	9.39	1.31	9.34	55
1999 - Class A Shares	9.06	1.22	9.00	59
1999 - Class B Shares	8.30	1.97	8.24	59
1999 - Class C Shares	8.26	1.97	8.20	59
1999 - Institutional Shares	9.50	0.82	9.44	59
1999 - Service Shares	8.92	1.32	8.86	59
1998 - Class A Shares	8.25	1.36	7.98	113
1998 - Class B Shares	7.61	1.88	7.57	113
1998 - Class C Shares	7.61	1.88	7.57	113
1998 - Institutional Shares	9.47	0.88	9.43	113
1998 - Service Shares	9.17	1.38	9.13	113

Footnotes:

a *Assumes investment at the net asset value at the beginning of the period, reinvestment of all distributions, a complete redemption of the investment at the net asset value at the end of period and no sales charge. Total return would be reduced if a sales or redemption charge were taken into account, if applicable. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.*

b *Annualized.*

c *Calculated based on the average shares outstanding methodology.*

d *Includes the effect of mortgage dollar roll transactions.*

e *Administration Class shares were liquidated on July 20, 1999. Ending net asset value shown as of July 20, 1999.*

f *As required, effective November 1, 2001, the Fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing all premiums and discounts on debt securities. The effect of this change for the year ended October 31, 2002 was as follows:*

Fund	Decrease net investment income per share	Increase net realized and unrealized gains and losses per share	Decrease the ratio of net investment income to average net asset with and without expense reduction
Ultra-Short Duration Government	$0.05	$0.05	0.48%
Short Duration Government	$0.06	$0.06	0.63%
Government Income	$0.06	$0.06	0.44%
Global Income	$0.06	$0.06	0.43%
High Yield Municipal	—	—	0.04%

Per share ratios and supplemental data for periods prior to November 1, 2001 have not been restated to reflect this change in presentation.

g *Less than $0.005 per share.*

* Effective as of July 1, 2002, the Fund's name changed from the Goldman Sachs Adjustable Rate Government Fund to the Goldman Sachs Ultra-Short Duration Government Fund.

Index

Fixed Income Funds
Prospectus (Service Shares)



Goldman Sachs

Asset Management

FIPROSVC

PART B

STATEMENT OF ADDITIONAL INFORMATION
Class A Shares
Class B Shares
Class C Shares
Service Shares
Institutional Shares
Administration Shares

GOLDMAN SACHS ENHANCED INCOME FUND
GOLDMAN SACHS ULTRA-SHORT DURATION GOVERNMENT FUND
(formerly, Adjustable Rate Government Fund)
GOLDMAN SACHS SHORT DURATION GOVERNMENT FUND
GOLDMAN SACHS SHORT DURATION TAX-FREE FUND
GOLDMAN SACHS GOVERNMENT INCOME FUND
GOLDMAN SACHS MUNICIPAL INCOME FUND
GOLDMAN SACHS CORE FIXED INCOME FUND
GOLDMAN SACHS GLOBAL INCOME FUND
GOLDMAN SACHS HIGH YIELD MUNICIPAL FUND
GOLDMAN SACHS HIGH YIELD FUND
(Each a portfolio of Goldman Sachs Trust)

Goldman Sachs Trust
4900 Sears Tower
Chicago, Illinois 60606

This Statement of Additional Information (the "Additional Statement") is not a prospectus. This Additional Statement describes each of the above-referenced series of Goldman Sachs Trust. This Additional Statement should be read in conjunction with the Class A, Class B, Class C, Service, Institutional and Administration (Goldman Sachs Enhanced Income Fund only) prospectuses of Goldman Sachs Enhanced Income Fund, Goldman Sachs, Ultra-Short Duration Government Fund (formerly, Adjustable Rate Government Fund), Goldman Sachs Short Duration Government Fund, Goldman Sachs Short Duration Tax-Free Fund, Goldman Sachs Government Income Fund, Goldman Sachs Municipal Income Fund, Goldman Sachs Core Fixed Income Fund, Goldman Sachs Global Income Fund, Goldman Sachs High Yield Municipal Fund and Goldman Sachs High Yield Fund (collectively, the "Funds" and each individually, a "Fund"), each dated February 28, 2003, as they may be further amended and/or supplemented from time to time (the "Prospectuses"). The Prospectuses may be obtained without charge from Goldman, Sachs & Co. by calling the telephone number, or writing to one of the addresses, listed below or from institutions ("Service Organizations") acting for the benefit of their customers. Goldman Sachs Enhanced Income Fund currently does not offer Class B, Class C or Service Shares and Goldman Sachs Ultra-Short Duration Government Fund currently does not offer Class B or Class C Shares.

The audited financial statements and related report of Ernst & Young LLP, independent auditors for each Fund, contained in each Fund's 2002 annual report are incorporated herein by reference in the section "Financial Statements." No other portions of the Funds' annual reports are incorporated herein by reference.

TABLE OF CONTENTS

The date of this Additional Statement is February 28, 2003.

GOLDMAN SACHS ASSET MANAGEMENT
Investment Adviser to:
Goldman Sachs Enhanced Income Fund
Goldman Sachs Short Duration Tax-Free Fund
Goldman Sachs Government Income Fund
Goldman Sachs Municipal Income Fund
Goldman Sachs Core Fixed Income Fund
Goldman Sachs High Yield Municipal Fund
Goldman Sachs High Yield Fund
32 Old Slip
New York, New York 10005

**GOLDMAN SACHS FUNDS
MANAGEMENT, L.P.**
Investment Adviser to:
Goldman Sachs Ultra-Short Duration Government Fund
Goldman Sachs Short Duration Government Fund
32 Old Slip
New York, New York 10005

**GOLDMAN SACHS ASSET
MANAGEMENT INTERNATIONAL**
Investment Adviser to:
Goldman Sachs Global Income Fund
Procession House
55 Ludgate Hill
London, England EC4M 7JW

GOLDMAN, SACHS & CO.
Distributor
85 Broad Street
New York, NY 10004

GOLDMAN, SACHS & CO.
Transfer Agent
4900 Sears Tower
Chicago, Illinois 60606

Toll free (in U.S.) 800-526-7384

-ii-

INTRODUCTION

Goldman Sachs Trust (the "Trust") is an open-end, management investment company. The Trust is organized as a Delaware statutory trust established by a Declaration of Trust dated January 28, 1997. The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997. The Trustees of the Trust have authority under the Declaration of Trust to create and classify shares into separate series and to classify and reclassify any series of shares into one or more classes without further action by shareholders. Pursuant thereto, the Trustees have created the following series, among others: Goldman Sachs Enhanced Income Fund ("Enhanced Income Fund"), Goldman Sachs Ultra-Short Duration Government Fund (formerly, Adjustable Rate Government Fund) ("Ultra-Short Duration Government Fund"), Goldman Sachs Short Duration Government Fund ("Short Duration Government Fund"), Goldman Sachs Short Duration Tax-Free Fund ("Short Duration Tax-Free Fund"), Goldman Sachs Government Income Fund ("Government Income Fund"), Goldman Sachs Municipal Income Fund ("Municipal Income Fund"), Goldman Sachs Core Fixed Income Fund ("Core Fixed Income Fund"), Goldman Sachs Global Income Fund ("Global Income Fund"), Goldman Sachs High Yield Municipal Fund ("High Yield Municipal Fund") and Goldman Sachs High Yield Fund ("High Yield Fund") (each referred to herein as a "Fund" and collectively as the "Funds"). Each Fund other than the Global Income Fund and High Yield Municipal Fund is a diversified, open-end management investment company under the Investment Company Act of 1940, as amended (the "Act"). The Global Income Fund and High Yield Municipal Fund are each a non-diversified, open-end management investment company. Short Duration Government Fund, Short Duration Tax-Free Fund, Government Income Fund, Municipal Income Fund, Core Fixed Income Fund, Global Income Fund, High Yield Municipal Fund and High Yield Fund are authorized to issue five classes of shares: Class A Shares, Class B Shares, Class C Shares, Service Shares and Institutional Shares. Enhanced Income Fund is authorized to issue three classes of shares: Class A, Administration and Institutional Shares. Ultra-Short Duration Government Fund is authorized to issue three classes of shares: Class A Shares, Service Shares and Institutional Shares. Additional series and classes may be added in the future from time to time.

Goldman Sachs Asset Management ("GSAM"), a business unit of the Investment Management Division of Goldman, Sachs & Co. ("Goldman Sachs"), serves as the investment adviser to the Enhanced Income Fund, Short Duration Tax-Free Fund, Government Income Fund, Municipal Income Fund, Core Fixed Income Fund, High Yield Municipal Fund and High Yield Fund. Goldman Sachs Asset Management International ("GSAMI"), an affiliate of Goldman Sachs, serves as investment adviser to the Global Income Fund. Goldman Sachs Funds Management, L.P. ("GSFM"), an affiliate of Goldman Sachs, serves as the investment adviser to Ultra-Short Duration Government Fund and Short Duration Government Fund. GSAM, GSAMI and GSFM are each sometimes referred to herein as the "Investment Adviser" and collectively herein as the "Investment Advisers." In addition, Goldman Sachs serves as each Fund's distributor and transfer agent. Each Fund's custodian is State Street Bank and Trust Company.

Because each Fund's shares may be redeemed upon request of a shareholder on any business day at net asset value, the Funds offer greater liquidity than many competing investments, such as certificates of deposit and direct investments in certain securities in which the respective Funds may invest. However, unlike certificates of deposits, shares of the Funds are not insured by the Federal Deposit Insurance Corporation.

The following information relates to and supplements the description of each Fund's investment policies contained in the Prospectuses. See the Prospectuses for a fuller description of each Fund's investment objective and policies. Investing in the Funds entails certain risks and there is no assurance that a Fund will achieve its objective. Capitalized terms used but not defined herein have the same meaning as in the Prospectuses.

As used in the Additional Statement, the term "Taxable Funds" refers to the Enhanced Income, Ultra-Short Duration Government, Short Duration Government, Government Income, Core Fixed Income, Global Income and High Yield Funds. The term "Tax Exempt Funds" refers to the Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds.

Experienced Management. Successfully creating and managing a portfolio of securities requires professionals with extensive experience. Goldman Sachs' highly skilled portfolio management team brings together many years of experience in the analysis, valuation and trading of U.S. and foreign fixed-income securities.

INVESTMENT OBJECTIVES AND POLICIES

Each Fund has a distinct investment objective and policies. There can be no assurance that a Fund's objective will be achieved. The investment objective and policies of each Fund, and the associated risks of each Fund, are discussed in the Funds' Prospectuses, which should be read carefully before an investment is made. All investment objectives and investment policies not specifically designated as fundamental may be changed without shareholder approval. However, with respect to the Ultra-Short Duration Government, Short Duration Government, Government Income, Core Fixed Income, Global Income and High Yield Funds, to the extent required by Securities and Exchange Commission ("SEC") regulations, shareholders will be provided with sixty days notice in the manner prescribed by the SEC before any change in a Fund's policy to invest at least 80% of its net assets plus any borrowings for investment purposes (measured at the time of purchase) in the particular type of investment suggested by its name. With respect to the Short Duration Tax-Free Fund, Municipal Income Fund and High Yield Municipal Fund, such Funds' policies to invest at least 80% of their net assets plus any borrowings for investment purposes (measured at the time of purchase) in tax-exempt and municipal investments, as applicable, are fundamental policies that may not be changed without shareholder approval. Additional information about the Funds, their policies, and the investment instruments they may hold is provided below.

Each Fund's share price will fluctuate with market, economic and, to the extent applicable, foreign exchange conditions, so that an investment in any of the Funds may be worth more or less when redeemed than when purchased. None of the Funds should be relied upon as a complete investment program.

The following discussion supplements the information in the Funds' Prospectuses.

Enhanced Income Fund

Enhanced Income Fund is designed for investors who seek returns in excess of traditional money market products while maintaining an emphasis on preservation of capital and liquidity. The Fund invests, under normal circumstances, primarily in a portfolio of fixed income securities, including non-mortgage-backed U.S. government securities, corporate notes and commercial paper and fixed and floating rate asset-backed securities rated, at the time of purchase, at least A by a nationally recognized statistical rating organization ("NRSRO") or, if unrated, determined by the Investment Adviser to be of comparable quality.

A number of investment strategies will be used to achieve the Fund's investment objective, including market sector selection, determination of yield curve exposure, and issuer selection. In addition, the Investment Adviser will attempt to take advantage of pricing inefficiencies in the fixed-income markets. *Market sector selection* is the underweighting or overweighting of one or more of the four market sectors (*i.e.*, U.S. Treasuries, U.S. government agencies, corporate securities and asset-backed securities) in which the Fund primarily invests. The decision to overweight or underweight a given market sector is based on expectations of future yield spreads between different sectors. *Yield curve exposure strategy* consists of

B-2

overweighting or underweighting different maturity sectors to take advantage of the shape of the yield curve. *Issuer selection* is the purchase and sale of corporate securities based on a corporation's current and expected credit standing. To take advantage of price discrepancies between securities resulting from supply and demand imbalances or other technical factors, the Fund may simultaneously purchase and sell comparable, but not identical, securities. The Investment Adviser will usually have access to the research of, and proprietary technical models developed by, Goldman Sachs and will apply quantitative and qualitative analysis in determining the appropriate allocations among the categories of issuers and types of securities.

The Fund's overall returns are generally likely to move in the opposite direction as interest rates. Therefore, when interest rates decline, the Fund's return is likely to increase. Conversely, when interest rates increase, the Fund's return is likely to decline. In exchange for accepting a higher degree of share price fluctuation, investors have the potential to achieve a higher return from the Fund than from shorter-term investments.

In determining the maturity of an instrument, the Fund will treat the remaining maturity of a newly-issued security as five years in situations where the original maturity of the security exceeds that period by not more than thirty days. In addition, a fixed income instrument that has a mandatory put or call feature that provides that the Fund will receive payment of the principal amount of the instrument from the issuer and/or an investment banker at a specified future date will be deemed to have a remaining maturity ending on that date, even though the stated final maturity of the instrument is later than the put or call date.

Preservation of Capital. Enhanced Income Fund seeks to reduce principal fluctuation by maintaining a target duration equal to that of a nine-month U.S. Treasury Bill (plus or minus three months) and an approximate interest rate sensitivity of a nine-month U.S. Treasury Bill, as well as utilizing certain interest rate hedging techniques. There is no assurance that these strategies will be successful.

Liquidity. Because the Fund's shares may be redeemed upon request of a shareholder on any business day at net asset value, the Fund offers greater liquidity than many competing investments such as certificates of deposit and direct investments in certain securities in which the Fund may invest.

A Sophisticated Investment Process. Enhanced Income Fund will attempt to control its exposure to interest rate risk, including overall market exposure and the spread risk of particular sectors and securities, through active portfolio management techniques. The Fund's investment process starts with a review of trends for the overall economy as well as for different sectors of the fixed-income securities markets. Goldman Sachs' portfolio managers then analyze yield spreads, implied volatility and the shape of the yield curve. In planning the Fund's portfolio investment strategies, the Investment Adviser is able to draw upon the economic and fixed-income research resources of Goldman Sachs. The Investment Adviser will use a sophisticated analytical process including Goldman Sachs' option-adjusted spread model to assist in structuring and maintaining the Fund's investment portfolio. In determining the Fund's investment strategy and making market timing decisions, the Investment Adviser will have access to input from Goldman Sachs' economists and fixed-income analysts.

Ultra-Short Duration Government Fund and Short Duration Government Fund

Ultra-Short Duration Government Fund is designed for investors who seek a high level of current income, consistent with low volatility of principal. Short Duration Government Fund is designed for investors who seek a high level of current income and secondarily, in seeking current income, may also wish to consider the potential for capital appreciation. Both Funds are appropriate for investors who seek the high credit quality of securities issued or guaranteed by the U.S. government, its agencies, instrumentalities or sponsored enterprises ("U.S. Government Securities"), without incurring the administrative and accounting burdens involved in direct investment.

Market and economic conditions may affect the investments of the Ultra-Short Duration Government and Short Duration Government Funds differently than the investments normally purchased by other types of fixed-income investors. Relative to U.S. Treasury and non-fluctuating money market instruments, the market value of adjustable rate mortgage securities in which Ultra-Short Duration Government and Short Duration Government Funds may invest may be adversely affected by increases in market interest rates. Conversely, decreases in market interest rates may result in less capital appreciation for adjustable rate mortgage securities in relation to U.S. Treasury and money market investments.

High Current Income. Ultra-Short Duration Government and Short Duration Government Funds seek a higher current yield than that offered by money market funds or by bank certificates of deposit and money market accounts. However, the Ultra-Short Duration Government and Short Duration Government Funds do not maintain a constant net asset value per share and are subject to greater fluctuations in the value of their shares than a money market fund. Unlike bank certificates of deposit and money market accounts, investments in shares of the Funds are not insured or guaranteed by any government agency. The Ultra-Short Duration Government and Short Duration Government Funds each seek to provide such high current income without sacrificing credit quality.

Relative Low Volatility of Principal. Ultra-Short Duration Government Fund seeks to minimize net asset value fluctuations by investing primarily in U.S. Government Securities (including securities representing an interest in or collateralized by adjustable rate and fixed rate mortgage loans) and by maintaining a maximum duration of two years and a target duration equal to that of a Six-Month U.S. Treasury Bill Index to One-Year U.S. Treasury Note Index. This Fund utilizes certain active management techniques to seek to hedge interest rate risk. Short Duration Government Fund seeks to minimize net asset value fluctuations by utilizing certain interest rate hedging techniques and by maintaining a maximum duration of not more than three years. The duration target of Short Duration Government Fund is that of the 2-year U.S. Treasury Note Index plus or minus 0.5 years. There is no assurance that these strategies for Ultra-Short Duration Government Fund and Short Duration Government Fund will be successful.

Professional Management and Administration. Investors who invest in securities of the Government National Mortgage Association ("Ginnie Mae") and other mortgage-backed securities may prefer professional management and administration of their mortgage-backed securities portfolios. A well-diversified portfolio of such securities emphasizing minimal fluctuation of net asset value requires significant active management as well as significant accounting and administrative resources. Members of Goldman Sachs' highly skilled portfolio management team bring together many years of experience in the analysis, valuation and trading of U.S. fixed-income securities.

Government Income Fund

Government Income Fund is designed for investors who seek a high level of current income, consistent with safety of principal and the high credit quality of U.S. Government Securities, without incurring the administrative and account burdens involved in direct investment.

Government Income Fund's overall returns are generally likely to move in the opposite direction from interest rates. Therefore, when interest rates decline, Government Income Fund's return is likely to increase. In exchange for accepting a higher degree of share price fluctuation, investors have the potential to achieve a higher return from Government Income Fund than from shorter-term investments.

B-4

High Current Income. Government Income Fund is designed to have a higher current yield than a money market fund, since it can invest in longer-term, higher yielding securities, and may utilize certain investment techniques not available to a money market fund. Similarly, Government Income Fund's yield is expected to exceed that offered by bank certificates of deposit and money market accounts. However, Government Income Fund does not maintain a constant net asset value per share and is subject to greater fluctuation in the value of its shares than a money market fund. Unlike bank certificates of deposit and money market accounts, investments in shares of Government Income Fund are not insured or guaranteed by any government agency. Government Income Fund seeks to provide high current income without, however, sacrificing credit quality.

Liquidity. Because Government Income Fund's shares may be redeemed upon request of a shareholder on any business day at net asset value, Government Income Fund offers greater liquidity than many competing investments such as certificates of deposit and direct investments in certain securities in which Government Income Fund may invest.

A Sophisticated Investment Process. Government Income Fund's investment process starts with a review of trends for the overall economy as well as for different sectors of the U.S. government and mortgage-backed securities markets. Goldman Sachs' portfolio managers then analyze yield spreads, implied volatility and the shape of the yield curve. In planning Government Income Fund's portfolio investment strategies, the Investment Adviser is able to draw upon the economic and fixed-income research resources of Goldman Sachs. The Investment Adviser will use a sophisticated analytical process involving Goldman Sachs' proprietary mortgage prepayment model and option-adjusted spread model to structure and maintain the Government Income Fund's investment portfolio. In determining the Government Income Fund's investment strategy and in making market timing decisions, the Investment Adviser will have access to information from Goldman Sachs' economists, fixed-income analysts and mortgage specialists.

Convenience of a Fund Structure. Government Income Fund eliminates many of the complications that direct ownership of U.S. Government Securities and mortgage-backed securities entails. Government Income Fund automatically reinvests all principal payments within the Fund and distributes only current income each month, thereby conserving principal and eliminating the investor's need to segregate and reinvest the principal portion of each payment on his own.

Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds

The Tax Exempt Funds are not money market funds. Short Duration Tax-Free Fund is designed for investors who seek a high level of current income, consistent with relatively low volatility of principal, that is exempt from regular federal income tax. Municipal Income Fund is designed for investors who seek a high level of current income that is exempt from regular federal income tax, consistent with preservation of capital. High Yield Municipal Fund is designed for investors who seek a high level of current income that is exempt from regular federal income taxes as well as the potential for capital appreciation. The Tax Exempt Funds are appropriate for investors who seek to invest in fixed-income securities issued by or on behalf of states, territories and possessions of the United States (including the District of Columbia) and the political subdivisions, agencies and instrumentalities thereof ("Municipal Securities") and who are able to accept greater risk with the possibility of higher returns than investors in municipal money market funds. While municipal money market funds almost always maintain a constant net asset value, they must meet stringent high quality credit standards, their portfolios must be broadly diversified and their portfolio securities must have remaining maturities of 397 days or less. An example of an "eligible" investment for the Tax Exempt Funds is an auction rate Municipal Security. These securities generally have higher yields than money market Municipal Securities, but are, in many cases, not eligible investments for municipal money market funds.

In addition, unlike a municipal money market fund, the Tax Exempt Funds' increased investment flexibility permits their portfolios to be more easily adjusted to reflect the shape of the current yield curve as well as to respond to anticipated developments that might affect the shape of the yield curve.

The Municipal Securities in which the Short Duration Tax-Free and Municipal Income Funds invest will be rated, at the time of purchase, at least BBB or Baa by an NRSRO or, if unrated, will be determined by the Investment Adviser to be of comparable quality. Municipal Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capability to pay interest and repay principal. Municipal Income Fund will have a weighted average credit quality equal to A for securities rated by an NRSRO or, if unrated, determined by the Investment Adviser to be of comparable quality. High Yield Municipal Fund will invest at least 65% of its total assets (not including securities lending collateral and any investment of that collateral) (measured at the time of purchase) in high-yield Municipal Securities rated, at the time of purchase, BBB or Baa or lower by a NRSRO or, if unrated, will be determined by the Investment Adviser to be of comparable quality. See also "High Yield Fund — Return on and Risks of High Yield Securities" for a discussion of risks that are generally applicable to High Yield Municipal Fund. The credit rating assigned to Municipal Securities may reflect the existence of guarantees, letters of credit or other credit enhancement features available to the issuers or holders of such Municipal Securities.

Investors who wish to invest in Municipal Securities may find that a mutual fund structure offers some important advantages when compared to investing in individual Municipal Securities, including:

- The ratings given to Municipal Securities by the rating organizations are difficult to evaluate. For example, some Municipal Securities with relatively low credit ratings have yields comparable to Municipal Securities with much higher ratings. The credit research professionals at Goldman Sachs closely follow market events and are well positioned to judge current and expected credit conditions of municipal issuers;

- Because of the relative inefficiency of the secondary market in Municipal Securities, the value of an individual municipal security is often difficult to determine. As such, investors may obtain a wide range of different prices when asking for quotes from different dealers. In addition, a dealer may have a large inventory of a particular issue that it wants to reduce. Obtaining the best overall prices can require extensive negotiation, which is a function performed by the portfolio manager; and

- Market expertise is also an important consideration for municipal investors, and because the Tax Exempt Funds may take relatively large positions in different securities, the Tax Exempt Funds may be able to obtain more favorable prices in the Municipal Securities market than investors with relatively small positions.

Core Fixed Income Fund

Core Fixed Income Fund is designed for investors seeking a total return consisting of capital appreciation and income that exceeds the total return of the Lehman Brothers Aggregate Bond Index (the "Index"), without incurring the administrative and accounting burdens involved in direct investment. Such investors also prefer liquidity, experienced professional management and administration, a sophisticated investment process, and the convenience of a mutual fund structure. Core Fixed Income Fund may be appropriate as part of a balanced investment strategy consisting of stocks, bonds and cash or as a complement to positions in other types of fixed-income investments.

The Index currently includes U.S. Government Securities and fixed-rate, publicly issued, U.S. dollar-denominated fixed-income securities rated at least Baa3 by Moody's Investors Services, Inc. ("Moody's") (if a Moody's rating is unavailable, the comparable Standard & Poor's Ratings Group ("Standard & Poor's") rating is used). The securities currently included in the Index have at least one year remaining to maturity; have an outstanding par value of at least $150 million; and are issued by the following types of issuers, with each category receiving a different weighting in the Index: U.S. Treasury; agencies, authorities or instrumentalities of the U.S. government; issuers of mortgage-backed securities; utilities; industrial issuers; financial institutions; foreign issuers; and issuers of asset-backed securities. In pursuing its investment objective, the Fund uses the Index as its performance benchmark, but the Fund will not attempt to replicate the Index. The Fund may, therefore, invest in securities that are not included in the Index. The Index is a trademark of Lehman Brothers. Inclusion of a security in the Index does not imply an opinion by Lehman Brothers as to its attractiveness or appropriateness for investment. Although Lehman Brothers obtains factual information used in connection with the Index from sources which it considers reliable, Lehman Brothers claims no responsibility for the accuracy, completeness or timeliness of such information and has no liability to any person for any loss arising from results obtained from the use of the Index data.

Core Fixed Income Fund's overall returns are generally likely to move in the opposite direction from interest rates. Therefore, when interest rates decline, Core Fixed Income Fund's return is likely to increase. Conversely, when interest rates increase, Core Fixed Income Fund's return is likely to decline. However, the Investment Adviser believes that, given the flexibility of managers to invest in a diversified portfolio of securities, Core Fixed Income Fund's return is not likely to decline as quickly as that of other fixed-income funds with a comparable average portfolio duration. In exchange for accepting a higher degree of potential share price fluctuation, investors have the opportunity to achieve a higher return from Core Fixed Income Fund than from shorter-term investments.

A number of investment strategies will be used to achieve the Core Fixed Income Fund's investment objective, including market sector selection, determination of yield curve exposure, and issuer selection. In addition, the Investment Adviser will attempt to take advantage of pricing inefficiencies in the fixed-income markets. *Market sector selection* is the underweighting or overweighting of one or more of the five market sectors (*i.e*., U.S. Treasuries, U.S. government agencies, corporate securities, mortgage-backed securities and asset-backed securities) in which the Fund primarily invests. The decision to overweight or underweight a given market sector is based on expectations of future yield spreads among different sectors. *Yield curve exposure strategy* consists of overweighting or underweighting different maturity sectors to take advantage of the shape of the yield curve. *Issuer selection* is the purchase and sale of corporate securities based on a corporation's current and expected credit standing. To take advantage of price discrepancies between securities resulting from supply and demand imbalances or other technical factors, the Fund may simultaneously purchase and sell comparable, but not identical, securities. The Investment Adviser will usually have access to the research of, and proprietary technical models developed by, Goldman Sachs and will apply quantitative and qualitative analysis in determining the appropriate allocations among the categories of issuers and types of securities.

A Sophisticated Investment Process. Core Fixed Income Fund will attempt to control its exposure to interest rate risk, including overall market exposure and the spread risk of particular sectors and securities, through active portfolio management techniques. Core Fixed Income Fund's investment process starts with a review of trends for the overall economy as well as for different sectors of the fixed-income securities markets. Goldman Sachs' portfolio managers then analyze yield spreads, implied volatility and the shape of the yield curve. In planning Core Fixed Income Fund's portfolio investment strategies, the Investment Adviser is able to draw upon the economic and fixed-income research resources of Goldman Sachs. The Investment Adviser will use a sophisticated analytical process including Goldman Sachs' proprietary mortgage prepayment model and option-adjusted spread model to assist in structuring and maintaining Core Fixed Income Fund's investment portfolio. In determining Core Fixed Income Fund's investment strategy

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and making market timing decisions, the Investment Adviser will have access to input from Goldman Sachs' economists, fixed-income analysts and mortgage specialists.

Global Income Fund

Global Income Fund is designed for investors seeking high total return, emphasizing current income and, to a lesser extent, opportunities for capital appreciation. However, investing in the Fund involves certain risks, and there is no assurance that the Fund will achieve its investment objective. The securities in which the Fund invests will be rated, at the time of purchase, at least BBB or Baa by a NRSRO or, if unrated, will be determined by the Investment Adviser to be of comparable quality. However, at least 50% of the Fund's total assets will be invested in securities having a rating from an NRSRO of AAA or Aaa at the time of purchase, or if unrated, will be determined by the Investment Adviser to be of comparable quality. Securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capability to pay interest and repay principal.

In selecting securities for the Fund, portfolio managers consider such factors as the security's duration, sector and credit quality rating as well as the security's yield and prospects for capital appreciation. In determining the countries and currencies in which the Fund will invest, the Fund's portfolio managers form opinions based primarily on the views of Goldman Sachs' economists as well as information provided by securities dealers, including information relating to factors such as interest rates, inflation, monetary and fiscal policies, taxation, and political climate. The portfolio managers apply the Black-Litterman Model (the "Model") to their views to develop a portfolio that produces, in the view of the Investment Adviser, the optimal expected return for a given level of risk. The Model factors in the opinions of the portfolio managers, adjusting for their level of confidence in such opinions, with the views implied by an international capital asset pricing formula. The Model is also used in seeking to maintain the level of portfolio risk within the guidelines established by the Investment Adviser.

High Income. Global Income Fund's portfolio managers will seek out the highest yielding bonds in the global fixed-income market that meet the Global Income Fund's credit quality standards and certain other criteria.

Capital Appreciation. Investing in the foreign bond markets offers the potential for capital appreciation due to both interest rate and currency exchange rate fluctuations. The portfolio managers attempt to identify investments with appreciation potential by carefully evaluating trends affecting a country's currency as well as a country's fundamental economic strength. However, there is a risk of capital depreciation as a result of unanticipated interest rate and currency fluctuations.

Portfolio Management Flexibility. Global Income Fund is actively managed. The Fund's portfolio managers invest in countries that, in their judgment, meet the Fund's investment guidelines and often have strong currencies and stable economies and in securities that they believe offer favorable performance prospects.

Relative Stability of Principal. Global Income Fund may be able to reduce principal fluctuation by investing in foreign countries with economic policies or business cycles different from those of the United States and in foreign securities markets that do not necessarily move in the same direction or magnitude as the U.S. market. Investing in a broad range of U.S. and foreign fixed-income securities and currencies reduces the dependence of the Fund's performance on developments in any particular market to the extent that adverse events in one market are offset by favorable events in other markets. The Fund's policy of investing primarily in high quality securities may also reduce principal fluctuation. However, there is no assurance that these strategies will always be successful.

Professional Management. Individual U.S. investors may prefer professional management of their global bond and currency portfolios because a well-diversified portfolio requires a large amount of capital and because the size of the global market requires access to extensive resources and a substantial commitment of time.

High Yield Fund

High Yield Fund's Investment Process. High Yield Fund is appropriate for investors who seek a high level of current income and who also may wish to consider the potential for capital appreciation. A number of investment strategies are used to seek to achieve the Fund's investment objective, including market sector selection, determination of yield curve exposure and issuer selection. In addition, the Investment Adviser will attempt to take advantage of pricing inefficiencies in the fixed-income markets. GSAM starts the investment process with economic analysis based on research generated by the Goldman Sachs Global Economic Research Group and others to determine broad growth trends, industry-specific events and market forecasts. The market value of non-investment grade fixed-income securities tends to reflect individual developments within a company to a greater extent than higher rated corporate debt or Treasury bonds that react primarily to fluctuations in interest rates. Therefore, determining the creditworthiness of issuers is critical. To that end, High Yield Fund's portfolio managers have access to Goldman Sachs highly regarded Credit Research and Global Investment Research Departments, as well as analysis from the firm's High Yield Research Group, a dedicated group of 15 professionals in the high yield and emerging market corporate bond research area, consisting of industry and regional market specialists. In addition, the Fund's portfolio managers may review the opinions of the two largest independent credit rating agencies, Standard & Poor's and Moody's. High Yield Fund's portfolio managers and credit analysts also conduct their own in-depth analysis of the issues considered for inclusion in the Fund's portfolio. The portfolio managers and credit analysts evaluate such factors as a company's competitive position, the strength of its balance sheet, its ability to withstand economic downturns and its potential to generate ample cash flow to service its debt. The ability to analyze accurately a company's future cash flow by correctly anticipating the impact of economic, industry-wide and specific events are critical to successful high yield investing. GSAM's goal is to identify companies with the potential to strengthen their balance sheets by increasing their earnings, reducing their debt or effecting a turnaround. GSAM analyzes trends in a company's debt picture (*i.e*., the level of its interest coverage) as well as new developments in its capital structure on an ongoing basis. GSAM believes that this ongoing reassessment is more valuable than relying on a "snapshot" view of a company's ability to service debt at one or two points in time.

High Yield Fund's portfolio is diversified among different sectors and industries on a global basis in an effort to reduce overall risk. While GSAM will avoid excessive concentration in any one industry, the Fund's specific industry weightings are the result of individual security selection. Emerging market debt considered for the High Yield Fund's portfolio will be selected by specialists knowledgeable about the political and economic structure of those economies.

Return on and Risks of High Yield Securities. High yield bonds can deliver higher yields and total return than either investment grade corporate bonds or U.S. Treasury bonds. However, because these non-investment grade securities involve higher risks in return for higher income, they are best suited to long-term investors who are financially secure enough to withstand volatility and the risks associated with such investments. See "Description of Investment Securities and Practices." Different types of fixed income securities may react differently to changes in the economy. High yield bonds, like stocks, tend to perform best when the economy is strong, inflation is low and companies experience healthy profits, which can lead to higher stock prices and higher credit ratings. Government bonds are likely to appreciate more in a weaker economy when interest rates are declining. In certain types of markets, adding some diversification in the high yield asset class may help to increase returns and decrease overall portfolio risk.

For high yield, non-investment grade securities, as for most investments, there is a direct relationship between risk and return. Along with their potential to deliver higher yields and greater capital appreciation than most other types of fixed-income securities, high yield securities are subject to higher risk of loss, greater volatility and are considered speculative by traditional investment standards. The most significant risk associated with high yield securities is *credit risk*: the risk that the company issuing a high yield security may have difficulty in meeting its principal and/or interest payments on a timely basis. As a result, extensive credit research and diversification are essential factors in managing risk in the high yield arena. To a lesser extent, high yield bonds are also subject to *interest rate risk*: when interest rates increase, the value of fixed income securities tends to decline.

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U. S. Government Securities

Each Fund may invest in U.S. Government Securities. Some U.S. Government Securities (such as Treasury bills, notes and bonds, which differ only in their interest rates, maturities and times of issuance) are supported by the full faith and credit of the United States. Others, such as obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises, are supported either by (i) the right of the issuer to borrow from the U.S. Treasury, (ii) the discretionary authority of the U.S. government to purchase certain obligations of the issuer or (iii) only the credit of the issuer. The U.S. government is under no legal obligation, in general, to purchase the obligations of its agencies, instrumentalities or sponsored enterprises. No assurance can be given that the U.S. government will provide financial support to the U.S. government agencies, instrumentalities or sponsored enterprises in the future.

U.S. Government Securities include (to the extent consistent with the Act) securities for which the payment of principal and interest is backed by an irrevocable letter of credit issued by the U.S. government, or its agencies, instrumentalities or sponsored enterprises. U.S. Government Securities also include (to the extent consistent with the Act) participations in loans made to foreign governments or their agencies that are guaranteed as to principal and interest by the U.S. government or its agencies, instrumentalities or sponsored enterprises. The secondary market for certain of these participations is extremely limited. In the absence of a suitable secondary market, such participations are regarded as illiquid.

Each Fund may also purchase U.S. Government Securities in private placements and may also invest in separately traded principal and interest components of securities guaranteed or issued by the U.S. Treasury that are traded independently under the separate trading of registered interest and principal of securities program ("STRIPS").

Custodial Receipts and Trust Certificates

Each Fund may invest in custodial receipts and trust certificates, which may be underwritten by securities dealers or banks, representing interests in securities held by a custodian or trustee. The securities so held may include U.S. Government Securities, Municipal Securities or other types of securities in which a Fund may invest. The custodial receipts or trust certificates are underwritten by securities dealers or banks and may evidence ownership of future interest payments, principal payments or both on the underlying securities, or, in some cases, the payment obligation of a third party that has entered into an interest rate swap or other arrangement with the custodian or trustee. For certain securities law purposes, custodial receipts and trust certificates may not be considered obligations of the U.S. government or other issuer of the securities held by the custodian or trustee. As a holder of custodial receipts and trust certificates, a Fund will bear its proportionate share of the fees and expenses charged to the custodial account or trust. The Funds may also invest in separately issued interests in custodial receipts and trust certificates.

Although under the terms of a custodial receipt or trust certificate a Fund would be typically authorized to assert its rights directly against the issuer of the underlying obligation, the Fund could be required to assert through the custodian bank or trustee those rights as may exist against the underlying issuers. Thus, in the event an underlying issuer fails to pay principal and/or interest when due, a Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation of the issuer. In addition, in the event that the trust or custodial account in which the underlying securities have been deposited is determined to be an association taxable as a corporation, instead of a non-taxable entity, the yield on the underlying securities would be reduced in recognition of any taxes paid.

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Certain custodial receipts and trust certificates may be synthetic or derivative instruments that have interest rates that reset inversely to changing short-term rates and/or have embedded interest rate floors and caps that require the issuer to pay an adjusted interest rate if market rates fall below or rise above a specified rate. Because some of these instruments represent relatively recent innovations, and the trading market for these instruments is less developed than the markets for traditional types of instruments, it is uncertain how these instruments will perform under different economic and interest-rate scenarios. Also, because these instruments may be leveraged, their market values may be more volatile than other types of fixed income instruments and may present greater potential for capital gain or loss. The possibility of default by an issuer or the issuer's credit provider may be greater for these derivative instruments than for other types of instruments. In some cases, it may be difficult to determine the fair value of a derivative instrument because of a lack of reliable objective information and an established secondary market for some instruments may not exist. In many cases, the Internal Revenue Service has not ruled on the tax treatment of the interest received on the derivative instruments and, accordingly, purchases of such instruments are based on the opinion of counsel to the sponsors of the instruments.

Mortgage Loans and Mortgage-Backed Securities

Ultra-Short Duration Government, Short Duration Government, Government Income, Core Fixed Income, Global Income and High Yield Funds may each invest in mortgage loans and mortgage pass-through securities and other securities representing an interest in or collateralized by adjustable and fixed-rate mortgage loans ("Mortgage-Backed Securities").

Mortgage-Backed Securities (including collateralized mortgage obligations, REMICs and stripped mortgage-backed securities described below) are subject to both call risk and extension risk. Because of these risks, these securities can have significantly greater price and yield volatility than with traditional fixed-income securities.

General Characteristics. Each mortgage pool underlying Mortgage-Backed Securities consists of mortgage loans evidenced by promissory notes secured by first mortgages or first deeds of trust or other similar security instruments creating a first lien on owner occupied and non-owner occupied one-unit to four-unit residential properties, multi-family (*i.e*., five or more) properties, agricultural properties, commercial properties and mixed use properties (the "Mortgaged Properties"). The Mortgaged Properties may consist of detached individual dwelling units, multi-family dwelling units, individual condominiums, townhouses, duplexes, triplexes, fourplexes, row houses, individual units in planned unit developments and other attached dwelling units. The Mortgaged Properties may also include residential investment properties and second homes.

The investment characteristics of adjustable and fixed rate Mortgage-Backed Securities differ from those of traditional fixed-income securities. The major differences include the payment of interest and principal on Mortgage-Backed Securities on a more frequent (usually monthly) schedule, and the possibility that principal may be prepaid at any time due to prepayments on the underlying mortgage loans or other assets. These differences can result in significantly greater price and yield volatility than is the case with traditional fixed-income securities. As a result, if a Fund purchases Mortgaged-Backed Securities at a premium, a faster than expected prepayment rate will reduce both the market value and the yield to maturity from those which were anticipated. A prepayment rate that is slower than expected will have the opposite effect of increasing yield to maturity and market value. Conversely, if a Fund purchases Mortgage-Backed Securities at a discount, faster than expected prepayments will increase, while slower than expected prepayments will reduce yield to maturity and market values. To the extent that a Fund invests in Mortgage-Backed Securities, its Investment Adviser may seek to manage these potential risks by investing in a variety of Mortgage-Backed Securities and by using certain hedging techniques.

Adjustable Rate Mortgage Loans ("ARMs"). Ultra-Short Duration Government, Short Duration Government, Government Income, Core Fixed Income, Global Income and High Yield Funds may, invest in ARMs. ARMs generally provide for a fixed initial mortgage interest rate for a specified period of time. Thereafter, the interest rates (the "Mortgage Interest Rates") may be subject to periodic adjustment based on changes in the applicable index rate (the "Index Rate"). The adjusted rate would be equal to the Index Rate plus a fixed percentage spread over the Index Rate established for each ARM at the time of its origination. ARMs allow a Fund to participate in increases in interest rates through periodic increases in the securities coupon rates. During periods of declining interest rates, coupon rates may readjust downward resulting in lower yields to a Fund.

Adjustable interest rates can cause payment increases that some mortgagors may find difficult to make. However, certain ARMs may provide that the Mortgage Interest Rate may not be adjusted to a rate above an applicable lifetime maximum rate or below an applicable lifetime minimum rate for such ARM. Certain ARMs may also be subject to limitations on the maximum amount by which the Mortgage Interest Rate may adjust for any single adjustment period (the "Maximum Adjustment"). Other ARMs ("Negatively Amortizing ARMs") may provide instead or as well for limitations on changes in the monthly payment on such ARMs. Limitations on monthly payments can result in monthly payments which are greater or less than the amount necessary to amortize a Negatively Amortizing ARM by its maturity at the Mortgage Interest Rate in effect in any particular month. In the event that a monthly payment is not sufficient to pay the interest accruing on a Negatively Amortizing ARM, any such excess interest is added to the principal balance of the loan, causing negative amortization, and will be repaid through future monthly payments. It may take borrowers under Negatively Amortizing ARMs longer periods of time to build up equity and may increase the likelihood of default by such borrowers. In the event that a monthly payment exceeds the sum of the interest accrued at the applicable Mortgage Interest Rate and the principal payment which would have been necessary to amortize the outstanding principal balance over the remaining term of the loan, the excess (or "accelerated amortization") further reduces the principal balance of the ARM. Negatively Amortizing ARMs do not provide for the extension of their original maturity to accommodate changes in their Mortgage Interest Rate. As a result, unless there is a periodic recalculation of the payment amount (which there generally is), the final payment may be substantially larger than the other payments. These limitations on periodic increases in interest rates and on changes in monthly payments protect borrowers from unlimited interest rate and payment increases.

ARMs also have the risk of prepayments. The rate of principal prepayments with respect to ARMs has fluctuated in recent years. The value of Mortgage-Backed Securities that are structured as pass through mortgage securities that are collateralized by ARMs are less likely to rise during periods of declining interest rates to the same extent as fixed-rate securities. Accordingly, ARMs may be subject to a greater rate of principal repayments in a declining interest rate environment resulting in lower yields to a Fund. For example, if prevailing interest rates fall significantly, ARMs could be subject to higher prepayment rates (than if prevailing interest rates remain constant or increase) because the availability of low fixed-rate mortgages may encourage mortgagors to refinance their ARMs to "lock-in" a fixed-rate mortgage. On the other hand, during periods of rising interest rates, the value of ARMs will lag behind changes in the market rate. ARMs are also typically subject to maximum increases and decreases in the interest rate adjustment which can be made on any one adjustment date, in any one year, or during the life of the security. In the event of dramatic increases or decreases in prevailing market interest rates, the value of a Fund's investment in ARMs may fluctuate more substantially since these limits may prevent the security from fully adjusting its interest rate to the prevailing market rates. As with fixed-rate mortgages, ARM prepayment rates vary in both stable and changing interest rate environments.

There are two main categories of indices which provide the basis for rate adjustments on ARMs: those based on U.S. Treasury securities and those derived from a calculated measure, such as a cost of funds index or a moving average of mortgage rates. Commonly utilized indices include the one-year, three-year and five-year constant maturity Treasury rates, the three-month Treasury bill rate, the 180-day Treasury bill rate, rates on longer-term Treasury securities, the 11th District Federal Home Loan Bank Cost of Funds, the National Median Cost of Funds, the one-month, three-month, six-month or one-year London Interbank Offered Rate, the prime rate of a specific bank or commercial paper rates. Some indices, such as the one-year constant maturity Treasury rate, closely mirror changes in market interest rate levels. Others, such as the 11th District Federal Home Loan Bank Cost of Funds index, tend to lag behind changes in market rate levels and tend to be somewhat less volatile. The degree of volatility in the market value of a Fund that holds ARMs and, therefore, in the net asset value of its shares, will be a function of the length of the interest rate reset periods and the degree of volatility in the applicable indices.

Fixed-Rate Mortgage Loans. Generally, fixed-rate mortgage loans included in a mortgage pool (the "Fixed-Rate Mortgage Loans") will bear simple interest at fixed annual rates and have original terms to maturity ranging from 5 to 40 years. Fixed-Rate Mortgage Loans generally provide for monthly payments of principal and interest in substantially equal installments for the term of the mortgage note in sufficient amounts to fully amortize principal by maturity, although certain Fixed-Rate Mortgage Loans provide for a large final "balloon" payment upon maturity.

Legal Considerations of Mortgage Loans. The following is a discussion of certain legal and regulatory aspects of the mortgage loans in which the Taxable Funds (other than the Enhanced Income Fund) may invest. These regulations may impair the ability of a mortgage lender to enforce its rights under the mortgage documents. These regulations may adversely affect the Funds' investments in Mortgage-Backed Securities (including those issued or guaranteed by the U.S. government, its agencies or instrumentalities) by delaying the Funds' receipt of payments derived from principal or interest on mortgage loans affected by such regulations.

1. Foreclosure. A foreclosure of a defaulted mortgage loan may be delayed due to compliance with statutory notice or service of process provisions, difficulties in locating necessary parties or legal challenges to the mortgagee's right to foreclose. Depending upon market conditions, the ultimate proceeds of the sale of foreclosed property may not equal the amounts owed on the Mortgage-Backed Securities.

   Furthermore, courts in some cases have imposed general equitable principles upon foreclosure generally designed to relieve the borrower from the legal effect of default and have required lenders to undertake affirmative and expensive actions to determine the causes for the default and the likelihood of loan reinstatement.

2. Rights of Redemption. In some states, after foreclosure of a mortgage loan, the borrower and foreclosed junior lienors are given a statutory period in which to redeem the property, which right may diminish the mortgagee's ability to sell the property.

3. Legislative Limitations. In addition to anti-deficiency and related legislation, numerous other federal and state statutory provisions, including the federal bankruptcy laws and state laws affording relief to debtors, may interfere with or affect the ability of a secured mortgage lender to enforce its security interest. For example, a bankruptcy court may grant the debtor a reasonable time to cure a default on a mortgage loan, including a payment default. The court in certain instances may also reduce the monthly payments due under such mortgage loan, change the rate of interest, reduce the principal balance of the loan to the then-current appraised value of the related mortgaged property, alter the mortgage loan repayment schedule and grant priority of certain liens over the lien of the mortgage loan. If a court relieves a borrower's obligation to repay amounts otherwise due on a mortgage loan, the mortgage loan servicer will not be required to advance such amounts, and any loss may be borne by the holders of securities backed by such loans. In addition, numerous federal and state consumer protection laws impose penalties for failure to comply with specific requirements in connection with origination and servicing of mortgage loans.

4. "Due-on-Sale" Provisions. Fixed-rate mortgage loans may contain a so-called "due-on-sale" clause permitting acceleration of the maturity of the mortgage loan if the borrower transfers the property. The Garn-St. Germain Depository Institutions Act of 1982 sets forth nine specific instances in which no mortgage lender covered by that Act may exercise a "due-on-sale" clause upon a transfer of property. The inability to enforce a "due-on-sale" clause or the lack of such a clause in mortgage loan documents may result in a mortgage loan being assumed by a purchaser of the property that bears an interest rate below the current market rate.

5. Usury Laws. Some states prohibit charging interest on mortgage loans in excess of statutory limits. If such limits are exceeded, substantial penalties may be incurred and, in some cases, enforceability of the obligation to pay principal and interest may be affected.

Government Guaranteed Mortgage-Backed Securities. There are several types of government guaranteed Mortgage-Backed Securities currently available, including guaranteed mortgage pass-through certificates and multiple class securities, which include guaranteed Real Estate Mortgage Investment Conduit Certificates ("REMIC Certificates"), other collateralized mortgage obligations and stripped Mortgage-Backed Securities. The Taxable Funds (other than the Enhanced Income Fund) are permitted to invest in other types of Mortgage-Backed Securities that may be available in the future to the extent consistent with their respective investment policies and objectives. From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating federal sponsorship of the Federal National Mortgage Association ("Fannie Mae") and Federal Home Loan Mortgage Corporation ("Freddie Mac") that issue guaranteed Mortgage-Backed Securities. The Trust cannot predict what legislation, if any, may be proposed in the future in Congress as regards such sponsorship or which proposals, if any, might be enacted. Such proposals, if enacted, might materially and adversely affect the availability of government guaranteed Mortgage-Backed Securities and the Funds' liquidity and value.

There is risk that the U.S. Government will not provide financial support to its agencies, authorities, instrumentalities or sponsored enterprises. A Fund may purchase U.S. Government securities that are not backed by the full faith and credit of the United States, such as those issued by Fannie Mae and Freddie Mac. The maximum potential liability of the issuers of some U.S. Government securities held by a Fund may greatly exceed their current resources, including their legal right to support from the U.S. Treasury. It is possible that these issuers will not have the funds to meet their payment obligations in the future.

Guaranteed Mortgage Pass-Through Securities

Ginnie Mae Certificates. Ginnie Mae is a wholly-owned corporate instrumentality of the United States. Ginnie Mae is authorized to guarantee the timely payment of the principal of and interest on certificates that are based on and backed by a pool of mortgage loans insured by the Federal Housing Administration ("FHA"), or guaranteed by the Veterans Administration ("VA"), or by pools of other eligible mortgage loans. In order to meet its obligations under any guaranty, Ginnie Mae is authorized to borrow from the U.S. Treasury in an unlimited amount.

Fannie Mae Certificates. Fannie Mae is a stockholder-owned corporation chartered under an act of the U.S. Congress. Generally, Fannie Mae Certificates are issued and guaranteed by Fannie Mae and represent an undivided interest in a pool of mortgage loans (a "Pool") formed by Fannie Mae. A Pool consists of residential mortgage loans either previously owned by Fannie Mae or purchased by it in connection with the formation of the Pool. The mortgage loans may be either conventional mortgage loans (*i.e*., not insured or guaranteed by any U.S. government agency) or mortgage loans that are either insured by the FHA or guaranteed by the VA. However, the mortgage loans in Fannie Mae Pools are primarily conventional mortgage loans. The lenders originating and servicing the mortgage loans are subject to certain eligibility requirements established by Fannie Mae.

Fannie Mae has certain contractual responsibilities. With respect to each Pool, Fannie Mae is obligated to distribute scheduled installments of principal and interest after Fannie Mae's servicing and guaranty fee, whether or not received, to Certificate holders. Fannie Mae also is obligated to distribute to holders of Certificates an amount equal to the full principal balance of any foreclosed mortgage loan, whether or not such principal balance is actually recovered. The obligations of Fannie Mae under its guaranty of the Fannie Mae Certificates are obligations solely of Fannie Mae.

Freddie Mac Certificates. Freddie Mac is a publicly held U.S. government sponsored enterprise. The principal activity of Freddie Mac currently is the purchase of first lien, conventional, residential mortgage loans and participation interests in such mortgage loans and their resale in the form of mortgage securities, primarily Freddie Mac Certificates. A Freddie Mac Certificate represents a pro rata interest in a group of mortgage loans or participations in mortgage loans (a "Freddie Mac Certificate group") purchased by Freddie Mac.

Freddie Mac guarantees to each registered holder of a Freddie Mac Certificate the timely payment of interest at the rate provided for by such Freddie Mac Certificate (whether or not received on the underlying loans). Freddie Mac also guarantees to each registered Certificate holder ultimate collection of all principal of the related mortgage loans, without any offset or deduction, but does not, generally, guarantee the timely payment of scheduled principal. The obligations of Freddie Mac under its guaranty of Freddie Mac Certificates are obligations solely of Freddie Mac.

The mortgage loans underlying the Freddie Mac and Fannie Mae Certificates consist of adjustable rate or fixed-rate mortgage loans with original terms to maturity of up to forty years. Substantially all of these mortgage loans are secured by first liens on one-to-four-family residential properties or multi-family projects. Each mortgage loan must meet the applicable standards set forth in the law creating Freddie Mac or Fannie Mae. A Freddie Mac Certificate group may include whole loans, participation interests in whole loans, undivided interests in whole loans and participations comprising another Freddie Mac Certificate group.

Conventional Mortgage Loans. The conventional mortgage loans underlying the Freddie Mac and Fannie Mae Certificates consist of adjustable rate or fixed-rate mortgage loans normally with original terms to maturity of between five and thirty years. Substantially all of these mortgage loans are secured by first liens on one- to four-family residential properties or multi-family projects. Each mortgage loan must meet the applicable standards set forth in the law creating Freddie Mac or Fannie Mae. A Freddie Mac Certificate group may include whole loans, participation interests in whole loans, undivided interests in whole loans and participations comprising another Freddie Mac Certificate group.

Mortgage Pass-Through Securities. To the extent consistent with their investment policies, the Taxable Funds (other than the Enhanced Income Fund) may invest in both government guaranteed and privately issued mortgage pass-through securities ("Mortgage Pass-Throughs"), that are fixed or adjustable rate Mortgage-Backed Securities which provide for monthly payments that are a "pass-through" of the monthly interest and principal payments (including any prepayments) made by the individual borrowers on the pooled mortgage loans, net of any fees or other amounts paid to any guarantor, administrator and/or servicer of the underlying mortgage loans.

The following discussion describes only a few of the wide variety of structures of Mortgage Pass-Throughs that are available or may be issued.

Description of Certificates. Mortgage Pass-Throughs may be issued in one or more classes of senior certificates and one or more classes of subordinate certificates. Each such class may bear a different pass-through rate. Generally, each certificate will evidence the specified interest of the holder thereof in the

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payments of principal or interest or both in respect of the mortgage pool comprising part of the trust fund for such certificates.

Any class of certificates may also be divided into subclasses entitled to varying amounts of principal and interest. If a REMIC election has been made, certificates of such subclasses may be entitled to payments on the basis of a stated principal balance and stated interest rate, and payments among different subclasses may be made on a sequential, concurrent, pro rata or disproportionate basis, or any combination thereof. The stated interest rate on any such subclass of certificates may be a fixed rate or one which varies in direct or inverse relationship to an objective interest index.

Generally, each registered holder of a certificate will be entitled to receive its pro rata share of monthly distributions of all or a portion of principal of the underlying mortgage loans or of interest on the principal balances thereof, which accrues at the applicable mortgage pass-through rate, or both. The difference between the mortgage interest rate and the related mortgage pass-through rate (less the amount, if any, of retained yield) with respect to each mortgage loan will generally be paid to the servicer as a servicing fee. Since certain adjustable rate mortgage loans included in a mortgage pool may provide for deferred interest (*i.e*., negative amortization), the amount of interest actually paid by a mortgagor in any month may be less than the amount of interest accrued on the outstanding principal balance of the related mortgage loan during the relevant period at the applicable mortgage interest rate. In such event, the amount of interest that is treated as deferred interest will generally be added to the principal balance of the related mortgage loan and will be distributed pro rata to certificate-holders as principal of such mortgage loan when paid by the mortgagor in subsequent monthly payments or at maturity.

Multiple Class Mortgage-Backed Securities and Collateralized Mortgage Obligations. Each Taxable Fund (other than the Enhanced Income Fund) may invest in multiple class securities including collateralized mortgage obligations ("CMOs") and REMIC Certificates. These securities may be issued by U.S. government agencies, instrumentalities or sponsored enterprises such as Fannie Mae or Freddie Mac or, to the extent consistent with a Fund's investment policies, by trusts formed by private originators of, or investors in, mortgage loans, including savings and loan associations, mortgage bankers, commercial banks, insurance companies, investment banks and special purpose subsidiaries of the foregoing. In general, CMOs are debt obligations of a legal entity that are collateralized by, and multiple class Mortgage-Backed Securities represent direct ownership interests in, a pool of mortgage loans or Mortgage-Backed Securities the payments on which are used to make payments on the CMOs or multiple class Mortgage-Backed Securities.

Fannie Mae REMIC Certificates are issued and guaranteed as to timely distribution of principal and interest by Fannie Mae. In addition, Fannie Mae will be obligated to distribute the principal balance of each class of REMIC Certificates in full, whether or not sufficient funds are otherwise available.

Freddie Mac guarantees the timely payment of interest on Freddie Mac REMIC Certificates and also guarantees the payment of principal as payments are required to be made on the underlying mortgage participation certificates ("PCs"). PCs represent undivided interests in specified level payment, residential mortgages or participations therein purchased by Freddie Mac and placed in a PC pool. With respect to principal payments on PCs, Freddie Mac generally guarantees ultimate collection of all principal of the related mortgage loans without offset or deduction. Freddie Mac also guarantees timely payment of principal of certain PCs.

CMOs and guaranteed REMIC Certificates issued by Fannie Mae and Freddie Mac are types of multiple class Mortgage-Backed Securities. The REMIC Certificates represent beneficial ownership interests in a REMIC trust, generally consisting of mortgage loans or Fannie Mae, Freddie Mac or Ginnie Mae guaranteed Mortgage-Backed Securities (the "Mortgage Assets"). The obligations of Fannie Mae or Freddie

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Mac under their respective guaranty of the REMIC Certificates are obligations solely of Fannie Mae or Freddie Mac, respectively.

CMOs and REMIC Certificates are issued in multiple classes. Each class of CMOs or REMIC Certificates, often referred to as a "tranche," is issued at a specific adjustable or fixed interest rate and must be fully retired no later than its final distribution date. Principal prepayments on the mortgage loans or the Mortgage Assets underlying the CMOs or REMIC Certificates may cause some or all of the classes of CMOs or REMIC Certificates to be retired substantially earlier than their final distribution dates. Generally, interest is paid or accrues on all classes of CMOs or REMIC Certificates on a monthly basis.

The principal of and interest on the Mortgage Assets may be allocated among the several classes of CMOs or REMIC Certificates in various ways. In certain structures (known as "sequential pay" CMOs or REMIC Certificates), payments of principal, including any principal prepayments, on the Mortgage Assets generally are applied to the classes of CMOs or REMIC Certificates in the order of their respective final distribution dates. Thus, no payment of principal will be made on any class of sequential pay CMOs or REMIC Certificates until all other classes having an earlier final distribution date have been paid in full.

Additional structures of CMOs and REMIC Certificates include, among others, "parallel pay" CMOs and REMIC Certificates. Parallel pay CMOs or REMIC Certificates are those which are structured to apply principal payments and prepayments of the Mortgage Assets to two or more classes concurrently on a proportionate or disproportionate basis. These simultaneous payments are taken into account in calculating the final distribution date of each class.

A wide variety of REMIC Certificates may be issued in parallel pay or sequential pay structures. These securities include accrual certificates (also known as "Z-Bonds"), which only accrue interest at a specified rate until all other certificates having an earlier final distribution date have been retired and are converted thereafter to an interest-paying security, and planned amortization class ("PAC") certificates, which are parallel pay REMIC Certificates that generally require that specified amounts of principal be applied on each payment date to one or more classes or REMIC Certificates (the "PAC Certificates"), even though all other principal payments and prepayments of the Mortgage Assets are then required to be applied to one or more other classes of the Certificates. The scheduled principal payments for the PAC Certificates generally have the highest priority on each payment date after interest due has been paid to all classes entitled to receive interest currently. Shortfalls, if any, are added to the amount payable on the next payment date. The PAC Certificate payment schedule is taken into account in calculating the final distribution date of each class of PAC. In order to create PAC tranches, one or more tranches generally must be created that absorb most of the volatility in the underlying Mortgage Assets. These tranches tend to have market prices and yields that are much more volatile than other PAC classes.

Stripped Mortgage-Backed Securities. The Taxable Funds (other than the Enhanced Income Fund) may invest in stripped mortgage-backed securities ("SMBS"), which are derivative multiclass mortgage securities, issued or guaranteed by the U.S. government, its agencies or instrumentalities or, to the extent consistent with a Fund's investment policies, non-governmental originators. Certain SMBS may not be readily marketable and will be considered illiquid for purposes of each Fund's limitation on investments in illiquid securities. The Investment Adviser may determine that SMBS which are U.S. Government Securities are liquid for purposes of each Fund's limitation on investments in illiquid securities. The market value of the class consisting entirely of principal payments generally is unusually volatile in response to changes in interest rates. The yields on a class of SMBS that receives all or most of the interest from Mortgage Assets are generally higher than prevailing market yields on other Mortgage-Backed Securities because their cash flow patterns are more volatile and there is a greater risk that the initial investment will not be fully recouped. A Fund's investment in SMBS may require the Fund to sell certain of its portfolio securities to generate sufficient cash to satisfy certain income distribution requirements.

Privately Issued Mortgage-Backed Securities

Ultra-Short Duration Government Fund, Government Income Fund, Core Fixed Income Fund, Global Income Fund, and High Yield Fund may invest in privately issued Mortgage-Backed Securities. Privately issued Mortgage-Backed Securities are generally backed by pools of conventional (*i.e*., non-government guaranteed or insured) mortgage loans. The seller or servicer of the underlying mortgage obligations will generally make representations and warranties to certificate-holders as to certain characteristics of the mortgage loans and as to the accuracy of certain information furnished to the trustee in respect of each such mortgage loan. Upon a breach of any representation or warranty that materially and adversely affects the interests of the related certificate-holders in a mortgage loan, the seller or servicer generally will be obligated either to cure the breach in all material respects, to repurchase the mortgage loan or, if the related agreement so provides, to substitute in its place a mortgage loan pursuant to the conditions set forth therein. Such a repurchase or substitution obligation may constitute the sole remedy available to the related certificate-holders or the trustee for the material breach of any such representation or warranty by the seller or servicer.

Ratings. The ratings assigned by a rating organization to Mortgage Pass-Throughs address the likelihood of the receipt of all distributions on the underlying mortgage loans by the related certificate-holders under the agreements pursuant to which such certificates are issued. A rating organization's ratings normally take into consideration the credit quality of the related mortgage pool, including any credit support providers, structural and legal aspects associated with such certificates, and the extent to which the payment stream on such mortgage pool is adequate to make payments required by such certificates. A rating organization's ratings on such certificates do not, however, constitute a statement regarding frequency of prepayments on the related mortgage loans. In addition, the rating assigned by a rating organization to a certificate may not address the remote possibility that, in the event of the insolvency of the issuer of certificates where a subordinated interest was retained, the issuance and sale of the senior certificates may be recharacterized as a financing and, as a result of such recharacterization, payments on such certificates may be affected.

Credit Enhancement. Credit support falls generally into two categories: (i) liquidity protection and (ii) protection against losses resulting from default by an obligor on the underlying assets. Liquidity protection refers to the provision of advances, generally by the entity administering the pools of mortgages, the provision of a reserve fund, or a combination thereof, to ensure, subject to certain limitations, that scheduled payments on the underlying pool are made in a timely fashion. Protection against losses resulting from default ensures ultimate payment of the obligations on at least a portion of the assets in the pool. Such credit support can be provided by, among other things, payment guarantees, letters of credit, pool insurance, subordination, or any combination thereof.

Subordination; Shifting of Interest; Reserve Fund. In order to achieve ratings on one or more classes of Mortgage Pass-Throughs, one or more classes of certificates may be subordinate certificates which provide that the rights of the subordinate certificate-holders to receive any or a specified portion of distributions with respect to the underlying mortgage loans may be subordinated to the rights of the senior certificate-holders. If so structured, the subordination feature may be enhanced by distributing to the senior certificate-holders on certain distribution dates, as payment of principal, a specified percentage (which generally declines over time) of all principal payments received during the preceding prepayment period ("shifting interest credit enhancement"). This will have the effect of accelerating the amortization of the senior certificates while increasing the interest in the trust fund evidenced by the subordinate certificates. Increasing the interest of the subordinate certificates relative to that of the senior certificates is intended to preserve the availability of the subordination provided by the subordinate certificates. In addition, because the senior certificate-holders in a shifting interest credit enhancement structure are entitled to receive a percentage of principal prepayments which is greater than their proportionate interest in the trust fund, the

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rate of principal prepayments on the mortgage loans will have an even greater effect on the rate of principal payments and the amount of interest payments on, and the yield to maturity of, the senior certificates.

In addition to providing for a preferential right of the senior certificate-holders to receive current distributions from the mortgage pool, a reserve fund may be established relating to such certificates (the "Reserve Fund"). The Reserve Fund may be created with an initial cash deposit by the originator or servicer and augmented by the retention of distributions otherwise available to the subordinate certificate-holders or by excess servicing fees until the Reserve Fund reaches a specified amount.

The subordination feature, and any Reserve Fund, are intended to enhance the likelihood of timely receipt by senior certificate-holders of the full amount of scheduled monthly payments of principal and interest due to them and will protect the senior certificate-holders against certain losses; however, in certain circumstances the Reserve Fund could be depleted and temporary shortfalls could result. In the event that the Reserve Fund is depleted before the subordinated amount is reduced to zero, senior certificate-holders will nevertheless have a preferential right to receive current distributions from the mortgage pool to the extent of the then outstanding subordinated amount. Unless otherwise specified, until the subordinated amount is reduced to zero, on any distribution date any amount otherwise distributable to the subordinate certificates or, to the extent specified, in the Reserve Fund will generally be used to offset the amount of any losses realized with respect to the mortgage loans ("Realized Losses"). Realized Losses remaining after application of such amounts will generally be applied to reduce the ownership interest of the subordinate certificates in the mortgage pool. If the subordinated amount has been reduced to zero, Realized Losses generally will be allocated pro rata among all certificate-holders in proportion to their respective outstanding interests in the mortgage pool.

Alternative Credit Enhancement. As an alternative, or in addition to the credit enhancement afforded by subordination, credit enhancement for Mortgage Pass-Throughs may be provided by mortgage insurance, hazard insurance, by the deposit of cash, certificates of deposit, letters of credit, a limited guaranty or by such other methods as are acceptable to a rating agency. In certain circumstances, such as where credit enhancement is provided by guarantees or a letter of credit, the security is subject to credit risk because of its exposure to an external credit enhancement provider.

Voluntary Advances. In the event of delinquencies in payments on the mortgage loans underlying the Mortgage Pass-Throughs, the servicer may agree to make advances of cash for the benefit of certificate-holders, but generally will do so only to the extent that it determines such voluntary advances will be recoverable from future payments and collections on the mortgage loans or otherwise.

Optional Termination. Generally, the servicer may, at its option with respect to any certificates, repurchase all of the underlying mortgage loans remaining outstanding at such time if the aggregate outstanding principal balance of such mortgage loans is less than a specified percentage (generally 5-10%) of the aggregate outstanding principal balance of the mortgage loans as of the cut-off date specified with respect to such series.

Asset-Backed Securities

Asset-backed securities represent participations in, or are secured by and payable from, assets such as motor vehicle installment sales, installment loan contracts, leases of various types of real and personal property, receivables from revolving credit (credit card) agreements and other categories of receivables. Such assets are securitized through the use of trusts and special purpose corporations. Payments or distributions of principal and interest may be guaranteed up to certain amounts and for a certain time period by a letter of credit or a pool insurance policy issued by a financial institution unaffiliated with the trust or corporation, or other credit enhancements may be present.

Each Fund may invest in asset-backed securities. Ultra-Short Duration Government Fund and Short Duration Government Fund may only invest in asset-backed securities that are issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. Such securities are often subject to more rapid repayment than their stated maturity date would indicate as a result of the pass-through of prepayments of principal on the underlying loans. During periods of declining interest rates, prepayment of loans underlying asset-backed securities can be expected to accelerate. Accordingly, a Fund's ability to maintain positions in such securities will be affected by reductions in the principal amount of such securities resulting from prepayments, and its ability to reinvest the returns of principal at comparable yields is subject to generally prevailing interest rates at that time. To the extent that a Fund invests in asset-backed securities, the values of such Fund's portfolio securities will vary with changes in market interest rates generally and the differentials in yields among various kinds of asset-backed securities.

Asset-backed securities present certain additional risks that are not presented by Mortgage-Backed Securities because asset-backed securities generally do not have the benefit of a security interest in collateral that is comparable to Mortgage Assets. Credit card receivables are generally unsecured and the debtors on such receivables are entitled to the protection of a number of state and federal consumer credit laws, many of which give such debtors the right to set-off certain amounts owed on the credit cards, thereby reducing the balance due. Automobile receivables generally are secured, but by automobiles rather than residential real property. Most issuers of automobile receivables permit the loan servicers to retain possession of the underlying obligations. If the servicer were to sell these obligations to another party, there is a risk that the purchaser would acquire an interest superior to that of the holders of the asset-backed securities. In addition, because of the large number of vehicles involved in a typical issuance and technical requirements under state laws, the trustee for the holders of the automobile receivables may not have a proper security interest in the underlying automobiles. Therefore, if the issuer of an asset-backed security defaults on its payment obligations, there is the possibility that, in some cases, a Fund will be unable to possess and sell the underlying collateral and that a Fund's recoveries on repossessed collateral may not be available to support payments on these securities.

Loan Participations

The High Yield Fund may invest in loan participations. A loan participation is an interest in a loan to a U.S. or foreign company or other borrower which is administered and sold by a financial intermediary. In a typical corporate loan syndication, a number of lenders, usually banks (co-lenders), lend a corporate borrower a specified sum pursuant to the terms and conditions of a loan agreement. One of the co-lenders usually agrees to act as the agent bank with respect to the loan.

Participation interests acquired by the High Yield Fund may take the form of a direct or co-lending relationship with the corporate borrower, an assignment of an interest in the loan by a co-lender or another participant, or a participation in the seller's share of the loan. When the High Yield Fund acts as co-lender in connection with a participation interest or when the High Yield Fund acquires certain participation interests, the High Yield Fund will have direct recourse against the borrower if the borrower fails to pay scheduled principal and interest. In cases where the High Yield Fund lacks direct recourse, it will look to the agent bank to enforce appropriate credit remedies against the borrower. In these cases, the High Yield Fund may be subject to delays, expenses and risks that are greater than those that would have been involved if the Fund had purchased a direct obligation (such as commercial paper) of such borrower. For example, in the event of the bankruptcy or insolvency of the corporate borrower, a loan participation may be subject to certain defenses by the borrower as a result of improper conduct by the agent bank. Moreover, under the terms of the loan participation, the High Yield Fund may be regarded as a creditor of the agent bank (rather than of the underlying corporate borrower), so that the High Yield Fund may also be subject to the risk that the agent bank may become insolvent. The secondary market, if any, for these loan participations is limited and loan participations purchased by the High Yield Fund will normally be regarded as illiquid.

For purposes of certain investment limitations pertaining to diversification of the High Yield Fund's portfolio investments, the issuer of a loan participation will be the underlying borrower. However, in cases where the High Yield Fund does not have recourse directly against the borrower, both the borrower and each agent bank and co-lender interposed between the High Yield Fund and the borrower will be deemed issuers of a loan participation.

Zero Coupon, Deferred Interest, Pay-in-Kind and Capital Appreciation Bonds

Each Fund may invest in zero coupon, deferred interest, pay-in-kind ("PIK") and capital appreciation bonds. Zero coupon, deferred interest and capital appreciation bonds are debt securities issued or sold at a discount from their face value and which do not entitle the holder to any periodic payment of interest prior to maturity or a specified date. The original issue discount varies depending on the time remaining until maturity or cash payment date, prevailing interest rates, the liquidity of the security and the perceived credit quality of the issuer. These securities also may take the form of debt securities that have been stripped of their unmatured interest coupons, the coupons themselves or receipts or certificates representing interests in such stripped debt obligations or coupons. The market prices of zero coupon, deferred interest, capital appreciation bonds and PIK securities generally are more volatile than the market prices of interest bearing securities and are likely to respond to a greater degree to changes in interest rates than interest bearing securities having similar maturities and credit quality.

PIK securities may be debt obligations or preferred shares that provide the issuer with the option of paying interest or dividends on such obligations in cash or in the form of additional securities rather than cash. Similar to zero coupon bonds and deferred interest bonds, PIK securities are designed to give an issuer flexibility in managing cash flow. PIK securities that are debt securities can be either senior or subordinated debt and generally trade flat (*i.e*., without accrued interest). The trading price of PIK debt securities generally reflects the market value of the underlying debt plus an amount representing accrued interest since the last interest payment.

Zero coupon, deferred interest, capital appreciation and PIK securities involve the additional risk that, unlike securities that periodically pay interest to maturity, a Fund will realize no cash until a specified future payment date unless a portion of such securities is sold and, if the issuer of such securities defaults, a Fund may obtain no return at all on its investment. In addition, even though such securities do not provide for the payment of current interest in cash, the Funds are nonetheless required to accrue income on such investments for each taxable year and generally are required to distribute such accrued amounts (net of deductible expenses, if any) to avoid being subject to tax. Because no cash is generally received at the time of the accrual, a Fund may be required to liquidate other portfolio securities to obtain sufficient cash to satisfy federal tax distribution requirements applicable to the Fund. A portion of the discount with respect to stripped tax-exempt securities or their coupons may be taxable. See "Taxation."

Variable and Floating Rate Securities

The interest rates payable on certain securities in which each Fund may invest are not fixed and may fluctuate based upon changes in market rates. A variable rate obligation has an interest rate which is adjusted at predesignated periods in response to changes in the market rate of interest on which the interest rate is based. Variable and floating rate obligations are less effective than fixed rate instruments at locking in a particular yield. Nevertheless, such obligations may fluctuate in value in response to interest rate changes if there is a delay between changes in market interest rates and the interest reset date for the obligation.

Each Fund (other than the Enhanced Income Fund) may invest in "leveraged" inverse floating rate debt instruments ("inverse floaters"), including "leveraged inverse floaters." The interest rate on inverse floaters resets in the opposite direction from the market rate of interest to which the inverse floater is indexed. An inverse floater may be considered to be leveraged to the extent that its interest rate varies by a magnitude that exceeds the magnitude of the change in the index rate of interest. The higher the degree of leverage inherent in inverse floaters is associated with greater volatility in their market values. Accordingly, the duration of an inverse floater may exceed its stated final maturity. Certain inverse floaters may be deemed to be illiquid securities for purposes of each Fund's limitation on illiquid investments.

Preferred Stock, Warrants and Rights

The Enhanced Income and High Yield Funds may invest in preferred stock and the High Yield Fund may invest in warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default (such as a covenant default or filing of a bankruptcy petition) or other non-compliance by the issuer with the terms of the preferred stock. Often, however, on the occurrence of any such event of default or non-compliance by the issuer, preferred stockholders will be entitled to gain representation on the issuer's board of directors or increase their existing board representation. In addition, preferred stockholders may be granted voting rights with respect to certain issues on the occurrence of any event of default.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Corporate Debt Obligations

Enhanced Income, Ultra-Short Duration Government, Short Duration Tax-Free, Government Income, Municipal Income, Core Fixed Income, Global Income, High Yield Municipal and High Yield Funds may invest in corporate debt obligations, including obligations of industrial, utility and financial issuers. Corporate debt obligations include bonds, notes, debentures and other obligations of corporations to pay interest and repay principal. Corporate debt obligations are subject to the risk of an issuer's inability to meet principal and interest payments on the obligations and may also be subject to price volatility due to such factors as market interest rates, market perception of the creditworthiness of the issuer and general market liquidity.

Fixed income securities rated BBB or Baa are considered medium-grade obligations with speculative characteristics, and adverse economic conditions or changing circumstances may weaken their issuers' capacity to pay interest and repay principal. Medium to lower rated and comparable non-rated securities tend to offer higher yields than higher rated securities with the same maturities because the historical financial

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condition of the issuers of such securities may not have been as strong as that of other issuers. Since medium to lower rated securities generally involve greater risks of loss of income and principal than higher rated securities, investors should consider carefully the relative risks associated with investment in securities which carry medium to lower ratings and in comparable unrated securities. In addition to the risk of default, there are the related costs of recovery on defaulted issues. The Funds' Investment Advisers will attempt to reduce these risks through portfolio diversification and by analysis of each issuer and its ability to make timely payments of income and principal, as well as broad economic trends and corporate developments. The Investment Adviser continually monitors the investments in a Fund's portfolio and evaluates whether to dispose of or to retain corporate debt obligations whose credit ratings or credit quality may have changed.

Commercial Paper and Other Short-Term Corporate Obligations

Enhanced Income, Ultra-Short Duration Government, Short Duration Tax-Free, Government Income, Municipal Income, Core Fixed Income, Global Income, High Yield Municipal and High Yield Funds may invest in commercial paper and other short-term obligations payable in U.S. dollars and issued or guaranteed by U.S. corporations, non-U.S. corporations or other entities. Commercial paper represents short-term unsecured promissory notes issued in bearer form by banks or bank holding companies, corporations and finance companies.

Trust Preferreds

Enhanced Income, Ultra-Short Duration Government, Short Duration Tax-Free, Government Income, Municipal Income, Core Fixed Income, Global Income, High Yield Municipal and High Yield Funds may invest in trust preferred securities. A trust preferred or capital security is a long dated bond (for example 30 years) with preferred features. The preferred features are that payment of interest can be deferred for a specified period without initiating a default event. From a bondholder's viewpoint, the securities are senior in claim to standard preferred but are junior to other bondholders. From the issuer's viewpoint, the securities are attractive because their interest is deductible for tax purposes like other types of debt instruments.

High Yield Securities

High Yield Municipal and High Yield Funds may invest in bonds rated BB or below by Standard & Poor's or Ba or below by Moody's (or comparable rated and unrated securities). These bonds are commonly referred to as "junk bonds" and are considered speculative. The ability of their issuers to make principal and interest payments may be questionable. In some cases, such bonds may be highly speculative, have poor prospects for reaching investment grade standing and be in default. As a result, investment in such bonds will entail greater risks than those associated with investment grade bonds (*i.e.*, bonds rated AAA, AA, A or BBB by Standard and Poor's or Aaa, Aa, A or Baa by Moody's). Analysis of the creditworthiness of issuers of high yield securities may be more complex than for issuers of higher quality debt securities, and the ability of a Fund to achieve its investment objective may, to the extent of its investments in high yield securities, be more dependent upon such creditworthiness analysis than would be the case if the Fund were investing in higher quality securities. See Appendix A for a description of the corporate bond and preferred stock ratings by Standard & Poor's, Moody's, and Fitch, Inc. ("Fitch").

The amount of high yield, fixed-income securities proliferated in the 1980s and early 1990s as a result of increased merger and acquisition and leveraged buyout activity. Such securities are also issued by less-established corporations desiring to expand. Risks associated with acquiring the securities of such issuers generally are greater than is the case with higher rated securities because such issuers are often less creditworthy companies or are highly leveraged and generally less able than more established or less

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leveraged entities to make scheduled payments of principal and interest. High yield securities are also issued by governmental issuers that may have difficulty in making all scheduled interest and principal payments.

The market values of high yield, fixed-income securities tends to reflect those individual corporate or municipal developments to a greater extent than do those of higher rated securities, which react primarily to fluctuations in the general level of interest rates. Issuers of such high yield securities are often highly leveraged, and may not be able to make use of more traditional methods of financing. Their ability to service debt obligations may be more adversely affected than issuers of higher rated securities by economic downturns, specific corporate or municipal developments or the issuers' inability to meet specific projected business forecasts. These non-investment grade securities also tend to be more sensitive to economic conditions than higher-rated securities. Negative publicity about the junk bond market and investor perceptions regarding lower-rated securities, whether or not based on fundamental analysis, may depress the prices for such securities.

Since investors generally perceive that there are greater risks associated with non-investment grade securities of the type in which the High Yield Municipal and High Yield Funds invest, the yields and prices of such securities may tend to fluctuate more than those for higher-rated securities. In the lower quality segments of the fixed-income securities market, changes in perceptions of issuers' creditworthiness tend to occur more frequently and in a more pronounced manner than do changes in higher quality segments of the fixed-income securities market, resulting in greater yield and price volatility.

Another factor which causes fluctuations in the prices of high yield, fixed-income securities is the supply and demand for similarly rated securities. In addition, the prices of fixed-income securities fluctuate in response to the general level of interest rates. Fluctuations in the prices of portfolio securities subsequent to their acquisition will not affect cash income from such securities but will be reflected in the High Yield Municipal Fund's and the High Yield Fund's net asset value.

The risk of loss from default for the holders of high yield, fixed-income securities is significantly greater than is the case for holders of other debt securities because such high yield, fixed-income securities are generally unsecured and are often subordinated to the rights of other creditors of the issuers of such securities. Investment by the High Yield Municipal and High Yield Funds in already defaulted securities poses an additional risk of loss should nonpayment of principal and interest continue in respect of such securities. Even if such securities are held to maturity, recovery by the High Yield Municipal and High Yield Funds of their initial investment and any anticipated income or appreciation is uncertain. In addition, the High Yield Municipal and High Yield Funds may incur additional expenses to the extent that they are required to seek recovery relating to the default in the payment of principal or interest on such securities or otherwise protect their interests. The High Yield Municipal and High Yield Funds may be required to liquidate other portfolio securities to satisfy annual distribution obligations of the Funds in respect of accrued interest income on securities which are subsequently written off, even though the High Yield Municipal and High Yield Funds have not received any cash payments of such interest.

The secondary market for high yield, fixed-income securities is concentrated in relatively few markets and is dominated by institutional investors, including mutual funds, insurance companies and other financial institutions. Accordingly, the secondary market for such securities is not as liquid as and is more volatile than the secondary market for higher-rated securities. In addition, the trading volume for high-yield, fixed-income securities is generally lower than that of higher rated securities and the secondary market for high yield, fixed-income securities could contract under adverse market or economic conditions independent of any specific adverse changes in the condition of a particular issuer. These factors may have an adverse effect on the ability of the High Yield Municipal and High Yield Funds to dispose of particular portfolio investments. Prices realized upon the sale of such lower rated or unrated securities, under these circumstances, may be less than the prices used in calculating the net asset value of the High Yield Municipal

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and High Yield Funds. A less liquid secondary market also may make it more difficult for the High Yield Municipal and High Yield Funds to obtain precise valuations of the high yield securities in their portfolios.

The adoption of new legislation could adversely affect the secondary market for high yield securities and the financial condition of issuers of these securities. The form of any future legislation, and the probability of such legislation being enacted, is uncertain.

Non-investment grade or high-yield, fixed-income securities also present risks based on payment expectations. High yield, fixed-income securities frequently contain "call" or buy-back features which permit the issuer to call or repurchase the security from its holder. If an issuer exercises such a "call option" and redeems the security, the High Yield Municipal or High Yield Funds may have to replace such security with a lower-yielding security, resulting in a decreased return for investors. In addition, if the High Yield Municipal and High Yield Funds experience net redemptions of their shares, they may be forced to sell their higher-rated securities, resulting in a decline in the overall credit quality of the portfolios of the High Yield Municipal and High Yield Funds and increasing the exposure of the High Yield Municipal and High Yield Funds to the risks of high yield securities.

Credit ratings issued by credit rating agencies are designed to evaluate the safety of principal and interest payments of rated securities. They do not, however, evaluate the market value risk of non-investment grade securities and, therefore, may not fully reflect the true risks of an investment. In addition, credit rating agencies may or may not make timely changes in a rating to reflect changes in the economy or in the conditions of the issuer that affect the market value of the security. Consequently, credit ratings are used only as a preliminary indicator of investment quality. Investments in non-investment grade and comparable unrated obligations will be more dependent on the Investment Adviser's credit analysis than would be the case with investments in investment-grade debt obligations. The Investment Adviser employs its own credit research and analysis, which includes a study of an issuer's existing debt, capital structure, ability to service debt and to pay dividends, sensitivity to economic conditions, operating history and current trend of earnings. The Investment Adviser continually monitors the investments in the portfolios of the High Yield Municipal and High Yield Funds and evaluates whether to dispose of or to retain non-investment grade and comparable unrated securities whose credit ratings or credit quality may have changed.

Because the market for high yield securities is still relatively new and has not weathered a major economic recession, it is unknown what effects such a recession might have on such securities. A widespread economic downturn could result in increased defaults and losses.

Bank Obligations

Enhanced Income, Ultra-Short Duration Government, Government Income, Core Fixed Income, Global Income, and High Yield Funds may each invest in obligations issued or guaranteed by U.S. and foreign banks. (Government Income Fund may only invest in U.S. dollar denominated securities.) Bank obligations, including without limitation time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be obligations only of the issuing branch pursuant to the terms of the specific obligations or government regulation.

Banks are subject to extensive governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. Foreign banks are subject to different regulations and are generally permitted to engage in a wider variety of activities than U.S. banks. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operations of this industry.

Municipal Securities

Ultra-Short Duration Government, Short Duration Tax-Free, Government Income, Municipal Income, Core Fixed Income, High Yield Municipal and High Yield Funds may invest in Municipal Securities, the interest on which is exempt from regular federal income tax (*i.e*., excluded from gross income for federal income tax purposes but not necessarily exempt from the federal alternative minimum tax or from the income taxes of any state or local government). In addition, Municipal Securities include participation interests in such securities the interest on which is, in the opinion of bond counsel or counsel selected by the Investment Adviser, excluded from gross income for federal income tax purposes. Ultra-Short Duration Government, Short Duration Tax-Free, Government Income, Municipal Income, Core Fixed Income, High Yield Municipal and High Yield Funds may revise their definition of Municipal Securities in the future to include other types of securities that currently exist, the interest on which is or will be, in the opinion of such counsel, excluded from gross income for federal income tax purposes, provided that investing in such securities is consistent with each Fund's investment objective and policies. Ultra-Short Duration Government, Short Duration Tax-Free, Government Income, Municipal Income, Core Fixed Income, High Yield Municipal and High Yield Funds may also invest in taxable Municipal Securities.

Dividends paid by the Funds, other then the Tax-Exempt Funds, that are derived from interest paid on both tax-exempt and taxable Municipal Securities will be taxable to the Funds' shareholders.

Municipal Securities are often issued to obtain funds for various public purposes including refunding outstanding obligations, obtaining funds for general operating expenses, and obtaining funds to lend to other public institutions and facilities. Municipal Securities also include certain "private activity bonds" or industrial development bonds, which are issued by or on behalf of public authorities to provide financing aid to acquire sites or construct or equip facilities within a municipality for privately or publicly owned corporations.

The two principal classifications of Municipal Securities are "general obligations" and "revenue obligations." General obligations are secured by the issuer's pledge of its full faith and credit for the payment of principal and interest, although the characteristics and enforcement of general obligations may vary according to the law applicable to the particular issuer. Revenue obligations, which include, but are not limited to, private activity bonds, resource recovery bonds, certificates of participation and certain municipal notes, are not backed by the credit and taxing authority of the issuer, and are payable solely from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source. Nevertheless, the obligations of the issuer of a revenue obligation may be backed by a letter of credit, guarantee or insurance. General obligations and revenue obligations may be issued in a variety of forms, including commercial paper, fixed, variable and floating rate securities, tender option bonds, auction rate bonds, zero coupon bonds, deferred interest bonds and capital appreciation bonds.

In addition to general obligations and revenue obligations, there is a variety of hybrid and special types of Municipal Securities. There are also numerous differences in the security of Municipal Securities both within and between these two principal classifications.

For the purpose of applying a Fund's investment restrictions, the identification of the issuer of a Municipal Security which is not a general obligation is made by the Investment Adviser based on the characteristics of the Municipal Security, the most important of which is the source of funds for the payment of principal and interest on such securities.

An entire issue of Municipal Securities may be purchased by one or a small number of institutional investors, including one or more Funds. Thus, the issue may not be said to be publicly offered. Unlike some securities that are not publicly offered, a secondary market exists for many Municipal Securities that were not publicly offered initially and such securities may be readily marketable.

The credit rating assigned to Municipal Securities may reflect the existence of guarantees, letters of credit or other credit enhancement features available to the issuers or holders of such Municipal Securities.

The obligations of the issuer to pay the principal of and interest on a Municipal Security are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the Federal Bankruptcy Code, and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest or imposing other constraints upon the enforcement of such obligations. There is also the possibility that, as a result of litigation or other conditions, the power or ability of the issuer to pay when due principal of or interest on a Municipal Security may be materially affected.

While the Municipal Income Fund, High Yield Municipal Fund and Short Duration Tax-Free Fund, under normal market conditions, invest substantially all of their assets in Municipal Securities, the recognition of certain accrued market discount income (if the Funds acquire Municipal Securities or other obligations at a market discount), income from investments other than Municipal Securities and any capital gains generated from the disposition of investments, will result in taxable income. In addition to federal income tax, shareholders may be subject to state, local or foreign taxes on distributions of such income received from the Funds.

From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating the federal income tax exemption for interest on Municipal Securities. For example, under the Tax Reform Act of 1986, interest on certain private activity bonds must be included in an investor's federal alternative minimum taxable income, and corporate investors must include all tax-exempt interest in their federal alternative minimum taxable income. The Trust cannot predict what legislation, if any, may be proposed in the future in Congress as regards the federal income tax status of interest on Municipal Securities or which proposals, if any, might be enacted. Such proposals, if enacted, might materially and adversely affect the availability of Municipal Securities for investment by the Tax Exempt Funds and the Funds' liquidity and value. In such an event the Board of Trustees would reevaluate the Funds' investment objectives and policies.

Municipal Leases, Certificates of Participation and Other Participation Interests. Ultra-Short Duration Government, Short Duration Tax-Free, Government Income, Municipal Income, Core Fixed Income, High Yield Municipal and High Yield Funds may invest in municipal leases, certificates of participation and other participation interests. A municipal lease is an obligation in the form of a lease or installment purchase which is issued by a state or local government to acquire equipment and facilities. Income from such obligations is generally exempt from state and local taxes in the state of issuance. Municipal leases frequently involve special risks not normally associated with general obligations or revenue bonds. Leases and installment purchase or conditional sale contracts (which normally provide for title to the leased asset to pass eventually to the governmental issuer) have evolved as a means for governmental issuers to acquire property and equipment without meeting the constitutional and statutory requirements for the issuance of debt. The debt issuance limitations are deemed to be inapplicable because of the inclusion in many leases or contracts of "non-appropriation" clauses that relieve the governmental issuer of any obligation to make future payments under the lease or contract unless money is appropriated for such purpose by the appropriate legislative body on a yearly or other periodic basis. In addition, such leases or contracts may be subject to the temporary abatement of payments in the event the issuer is prevented from maintaining occupancy of the leased premises or utilizing the leased equipment. Although the obligations may be secured by the leased equipment or facilities, the disposition of the property in the event of non-appropriation or foreclosure might prove difficult, time consuming and costly, and result in a delay in recovering or the failure to fully recover a Fund's original investment. To the extent that a Fund invests in unrated municipal leases or participates in such leases, the credit quality rating and risk of cancellation of such unrated leases will be monitored on an ongoing basis.

Certificates of participation represent undivided interests in municipal leases, installment purchase agreements or other instruments. The certificates are typically issued by a trust or other entity which has received an assignment of the payments to be made by the state or political subdivision under such leases or installment purchase agreements.

Certain municipal lease obligations and certificates of participation may be deemed to be illiquid for the purpose of the Funds' limitation on investments in illiquid securities. Other municipal lease obligations and certificates of participation acquired by a Fund may be determined by the Investment Adviser, pursuant to guidelines adopted by the Trustees of the Trust, to be liquid securities for the purpose of such limitation. In determining the liquidity of municipal lease obligations and certificates of participation, the Investment Adviser will consider a variety of factors, including: (i) the willingness of dealers to bid for the security; (ii) the number of dealers willing to purchase or sell the obligation and the number of other potential buyers; (iii) the frequency of trades or quotes for the obligation; and (iv) the nature of the marketplace trades. In addition, the Investment Adviser will consider factors unique to particular lease obligations and certificates of participation affecting the marketability thereof. These include the general creditworthiness of the issuer, the importance to the issuer of the property covered by the lease and the likelihood that the marketability of the obligation will be maintained throughout the time the obligation is held by a Fund.

Ultra-Short Duration Government, Short Duration Tax-Free, Government Income, Municipal Income, Core Fixed Income, High Yield Municipal and High Yield Funds may purchase participations in Municipal Securities held by a commercial bank or other financial institution. Such participations provide a Fund with the right to a pro rata undivided interest in the underlying Municipal Securities. In addition, such participations generally provide a Fund with the right to demand payment, on not more than seven days' notice, of all or any part of such Fund's participation interest in the underlying Municipal Securities, plus accrued interest.

Municipal Notes. Municipal Securities in the form of notes generally are used to provide for short-term capital needs, in anticipation of an issuer's receipt of other revenues or financing, and typically have maturities of up to three years. Such instruments may include tax anticipation notes, revenue anticipation notes, bond anticipation notes, tax and revenue anticipation notes and construction loan notes. Tax anticipation notes are issued to finance the working capital needs of governments. Generally, they are issued in anticipation of various tax revenues, such as income, sales, property, use and business taxes, and are payable from these specific future taxes. Revenue anticipation notes are issued in expectation of receipt of other kinds of revenue, such as federal revenues available under federal revenue sharing programs. Bond anticipation notes are issued to provide interim financing until long-term bond financing can be arranged. In most cases, the long-term bonds then provide the funds needed for repayment of the notes. Tax and revenue anticipation notes combine the funding sources of both tax anticipation notes and revenue anticipation notes. Construction loan notes are sold to provide construction financing. These notes are secured by mortgage notes insured by the FHA; however, the proceeds from the insurance may be less than the economic equivalent of the payment of principal and interest on the mortgage note if there has been a default. The obligations of an issuer of municipal notes are generally secured by the anticipated revenues from taxes, grants or bond financing. An investment in such instruments, however, presents a risk that the anticipated revenues will not be received or that such revenues will be insufficient to satisfy the issuer's payment obligations under the notes or that refinancing will be otherwise unavailable.

Tax-Exempt Commercial Paper. Issues of commercial paper typically represent short-term, unsecured, negotiable promissory notes. These obligations are issued by state and local governments and their agencies to finance working capital needs of municipalities or to provide interim construction financing and are paid from general revenues of municipalities or are refinanced with long-term debt. In most cases, tax-exempt commercial paper is backed by letters of credit, lending agreements, note repurchase agreements or other credit facility agreements offered by banks or other institutions.

Pre-Refunded Municipal Securities. The principal of and interest on pre-refunded Municipal Securities are no longer paid from the original revenue source for the securities. Instead, the source of such payments is typically an escrow fund consisting of U.S. Government Securities. The assets in the escrow fund are derived from the proceeds of refunding bonds issued by the same issuer as the pre-refunded Municipal Securities. Issuers of Municipal Securities use this advance refunding technique to obtain more favorable terms with respect to securities that are not yet subject to call or redemption by the issuer. For example, advance refunding enables an issuer to refinance debt at lower market interest rates, restructure debt to improve cash flow or eliminate restrictive covenants in the indenture or other governing instrument for the pre-refunded Municipal Securities. However, except for a change in the revenue source from which principal and interest payments are made, the pre-refunded Municipal Securities remain outstanding on their original terms until they mature or are redeemed by the issuer. Pre-refunded Municipal Securities are usually purchased at a price which represents a premium over their face value.

Private Activity Bonds. Ultra-Short Duration Government, Short Duration Tax-Free, Government Income, Municipal Income, Core Fixed Income, High Yield Municipal and High Yield Funds may each invest in certain types of Municipal Securities, generally referred to as industrial development bonds (and referred to under current tax law as private activity bonds), which are issued by or on behalf of public authorities to obtain funds to provide privately operated housing facilities, airport, mass transit or port facilities, sewage disposal, solid waste disposal or hazardous waste treatment or disposal facilities and certain local facilities for water supply, gas or electricity. Other types of industrial development bonds, the proceeds of which are used for the construction, equipment, repair or improvement of privately operated industrial or commercial facilities, may constitute Municipal Securities, although the current federal tax laws place substantial limitations on the size of such issues. A Tax Exempt Fund's distributions of its interest income from private activity bonds may subject certain investors to the federal alternative minimum tax whereas a Taxable Fund's distributions of any tax-exempt interest it receives from any source will be taxable for regular federal income tax purposes.

Tender Option Bonds. A tender option bond is a Municipal Security (generally held pursuant to a custodial arrangement) having a relatively long maturity and bearing interest at a fixed rate substantially higher than prevailing short-term, tax-exempt rates. The bond is typically issued with the agreement of a third party, such as a bank, broker-dealer or other financial institution, which grants the security holders the option, at periodic intervals, to tender their securities to the institution and receive the face value thereof. As consideration for providing the option, the financial institution receives periodic fees equal to the difference between the bond's fixed coupon rate and the rate, as determined by a remarketing or similar agent at or near the commencement of such period, that would cause the securities, coupled with the tender option, to trade at par on the date of such determination. Thus, after payment of this fee, the security holder effectively holds a demand obligation that bears interest at the prevailing short-term, tax-exempt rate. However, an institution will not be obligated to accept tendered bonds in the event of certain defaults or a significant downgrade in the credit rating assigned to the issuer of the bond. The liquidity of a tender option bond is a function of the credit quality of both the bond issuer and the financial institution providing liquidity. Tender option bonds are deemed to be liquid unless, in the opinion of the Investment Adviser, the credit quality of the bond issuer and the financial institution is deemed, in light of the Fund's credit quality requirements, to be inadequate and the bond would not otherwise be readily marketable. The Tax Exempt Funds intend to invest in tender option bonds the interest on which will, in the opinion of bond counsel, counsel for the issuer of interests therein or counsel selected by the Investment Adviser, be exempt from regular federal income tax. However, because there can be no assurance that the Internal Revenue Service (the "IRS") will agree with such counsel's opinion in any particular case, there is a risk that a Tax Exempt Fund will not be considered the owner of such tender option bonds and thus will not be entitled to treat such interest as exempt from such tax. Additionally, the federal income tax treatment of certain other aspects of these investments, including the proper tax treatment of tender option bonds and the associated fees in relation to various regulated investment company tax provisions is unclear. The Tax Exempt Funds intend to manage their portfolios in a manner designed to eliminate or minimize any adverse impact from the tax rules applicable to these investments.

Auction Rate Securities. Ultra-Short Duration Government, Short Duration Tax-Free, Government Income, Municipal Income, Core Fixed Income, High Yield Municipal and High Yield Funds may invest in auction rate securities. Auction rate securities include auction rate Municipal Securities and auction rate preferred securities issued by closed-end investment companies that invest primarily in Municipal Securities (collectively, "auction rate securities"). Provided that the auction mechanism is successful, auction rate securities usually permit the holder to sell the securities in an auction at par value at specified intervals. The dividend is reset by "Dutch" auction in which bids are made by broker-dealers and other institutions for a certain amount of securities at a specified minimum yield. The dividend rate set by the auction is the lowest interest or dividend rate that covers all securities offered for sale. While this process is designed to permit auction rate securities to be traded at par value, there is some risk that an auction will fail due to insufficient demand for the securities. A Fund will take the time remaining until the next scheduled auction date into account for purpose of determining the securities' duration.

Dividends on auction rate preferred securities issued by a closed-end fund may be designated as exempt from federal income tax to the extent they are attributable to exempt income earned by the fund on the securities in its portfolio and distributed to holders of the preferred securities, provided that the preferred securities are treated as equity securities for federal income tax purposes and the closed-end fund complies with certain tests under the Internal Revenue Code of 1986, as amended (the "Code").

A Fund's investments in auction rate securities of closed-end funds are subject to the limitations prescribed by the Act and certain state securities regulations. The Funds will indirectly bear their proportionate share of any management and other fees paid by such closed-end funds in addition to the advisory fees payable directly by the Funds.

Insurance. Ultra-Short Duration Government, Short Duration Tax-Free, Government Income, Municipal Income, Core Fixed Income, High Yield Municipal and High Yield Funds may invest in "insured" tax-exempt Municipal Securities. Insured Municipal Securities are securities for which scheduled payments of interest and principal are guaranteed by a private (non-governmental) insurance company. The insurance only entitles a Fund to receive the face or par value of the securities held by the Fund. The insurance does not guarantee the market value of the Municipal Securities or the value of the shares of a Fund.

Ultra-Short Duration Government, Short Duration Tax-Free, Government Income, Municipal Income, Core Fixed Income, High Yield Municipal and High Yield Funds may utilize new issue or secondary market insurance. A new issue insurance policy is purchased by a bond issuer who wishes to increase the credit rating of a security. By paying a premium and meeting the insurer's underwriting standards, the bond issuer is able to obtain a high credit rating (usually, Aaa from Moody's or AAA from Standard & Poor's) for the issued security. Such insurance is likely to increase the purchase price and resale value of the security. New issue insurance policies generally are non-cancelable and continue in force as long as the bonds are outstanding.

A secondary market insurance policy is purchased by an investor (such as a Fund) subsequent to a bond's original issuance and generally insures a particular bond for the remainder of its term. The Funds may purchase bonds which have already been insured under a secondary market insurance policy by a prior investor, or the Funds may directly purchase such a policy from insurers for bonds which are currently uninsured.

An insured Municipal Security acquired by a Fund will typically be covered by only one of the above types of policies. All of the insurance policies used by a Fund will be obtained only from insurance companies rated, at the time of purchase, A by Moody's or Standard & Poor's, or if unrated, determined by the Investment Adviser to be of comparable quality. The Municipal Securities invested in by High Yield Municipal Fund and High Yield Fund will not be subject to this requirement.

Standby Commitments. In order to enhance the liquidity of Municipal Securities, the Tax Exempt Funds may acquire the right to sell a security to another party at a guaranteed price and date. Such a right to resell may be referred to as a "standby commitment" or liquidity put, depending on its characteristics. The aggregate price which a Fund pays for securities with standby commitments may be higher than the price which otherwise would be paid for the securities. Standby commitments may not be available or may not be available on satisfactory terms.

Standby commitments may involve letters of credit issued by domestic or foreign banks supporting the other party's ability to purchase the security from a Tax Exempt Fund. The right to sell may be exercisable on demand or at specified intervals, and may form part of a security or be acquired separately by a Tax Exempt Fund. In considering whether a security meets a Tax Exempt Fund's quality standards, the particular Tax Exempt Fund will look to the creditworthiness of the party providing the Fund with the right to sell as well as the quality of the security itself.

The Tax Exempt Funds value Municipal Securities which are subject to standby commitments at amortized cost. The exercise price of the standby commitments is expected to approximate such amortized cost. No value is assigned to the standby commitments for purposes of determining a Tax Exempt Fund's net asset value. The cost of a standby commitment is carried as unrealized depreciation from the time of purchase until it is exercised or expires. Since the value of a standby commitment is dependent on the ability of the standby commitment writer to meet its obligation to repurchase, a Tax Exempt Fund's policy is to enter into standby commitment transactions only with banks, brokers or dealers which present a minimal risk of default.

The Investment Adviser understands that the IRS has issued a favorable revenue ruling to the effect that, under specified circumstances, a registered investment company will be the owner of tax-exempt municipal obligations acquired subject to a put option. The IRS has subsequently announced that it will not ordinarily issue advance ruling letters as to the identity of the true owner of property in cases involving the sale of securities or participation interests therein if the purchaser has the right to cause the security, or the participation interest therein, to be purchased by either the seller or a third party. The Tax Exempt Funds intend to take the position that they are the owner of any Municipal Securities acquired subject to a standby commitment or acquired or held with certain other types of put rights and that tax-exempt interest earned with respect to such Municipal Securities will be tax-exempt in their hands. There is no assurance that standby commitments will be available to the Tax Exempt Funds nor have the Tax Exempt Funds assumed that such commitments would continue to be available under all market conditions.

Call Risk and Reinvestment Risk. Municipal Securities may include "call" provisions which permit the issuers of such securities, at any time or after a specified period, to redeem the securities prior to their stated maturity. In the event that Municipal Securities held in a Fund's portfolio are called prior to the maturity, the Fund will be required to reinvest the proceeds on such securities at an earlier date and may be able to do so only at lower yields, thereby reducing the Fund's return on its portfolio securities.

Foreign Investments

Enhanced Income, Core Fixed Income, Global Income and High Yield Funds may invest in securities of foreign issuers and Core Fixed Income, Global Income and High Yield Funds may invest in fixed-income securities quoted or denominated in a currency other than U.S. dollars. Investment in foreign securities may offer potential benefits that are not available from investing exclusively in U.S. dollar-denominated domestic issues. Foreign countries may have economic policies or business cycles different from those of the U.S. and markets for foreign fixed-income securities do not necessarily move in a manner parallel to U.S. markets. Investing in the securities of foreign issuers also involves, however, certain special considerations, including those set forth below, which are not typically associated with investing in U.S. issuers. Investments in the securities of foreign issuers usually involve currencies of foreign countries and Core Fixed Income, Global Income and High Yield Funds may be affected favorably or unfavorably by changes in currency rates and in exchange control regulations and may incur costs in connection with conversions between various currencies. To the extent that a Fund is fully invested in foreign securities while also maintaining currency positions, it may be exposed to greater combined risk. A Fund also may be subject to currency exposure independent of its securities positions.

Currency exchange rates may fluctuate significantly over short periods of time. They generally are determined by the forces of supply and demand in the foreign exchange markets and the relative merits of investments in different countries, actual or anticipated changes in interest rates and other complex factors, as seen from an international perspective. Currency exchange rates also can be affected unpredictably by intervention by U.S. or foreign governments or central banks or the failure to intervene or by currency controls or political developments in the United States or abroad. To the extent that a substantial portion of a Fund's total assets, adjusted to reflect the Fund's net position after giving effect to currency transactions, is denominated or quoted in the currencies of foreign countries, the Fund will be more susceptible to the risk of adverse economic and political developments within those countries. A Fund's net currency positions may expose it to risks independent of its securities positions. In addition, if the payment declines in value against the U.S. dollar before such income is distributed as dividends to shareholders or converted to U.S. dollars, the Fund may have to sell portfolio securities to obtain sufficient cash to pay such dividends.

Since foreign issuers generally are not subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to U.S. companies, there may be less publicly available information about a foreign company than about a comparable U.S. company. Volume and liquidity in most foreign bond markets are less than in the United States markets and securities of many foreign companies are less liquid and more volatile than securities of comparable U.S. companies. Fixed commissions on foreign securities exchanges are generally higher than negotiated commissions on U.S. exchanges, although each Fund endeavors to achieve the most favorable net results on its portfolio transactions. There is generally less government supervision and regulation of securities markets and exchanges, brokers, dealers and listed and unlisted companies than in the United States and the legal remedies for investors may be more limited than the remedies available in the United States. For example, there may be no comparable provisions under certain foreign laws to insider trading and similar investor protection securities laws that apply with respect to securities transactions consummated in the United States. Mail service between the United States and foreign countries may be slower or less reliable than within the United States, thus increasing the risk of delayed settlement of portfolio transactions or loss of certificates for portfolio securities.

Foreign markets also have different clearance and settlement procedures, and in certain markets there have been times when settlements have been unable to keep pace with the volume of securities transactions, making it difficult to conduct such transactions. Such delays in settlement could result in temporary periods when a portion of the assets of Enhanced Income Fund, Core Fixed Income Fund, Global Income Fund or High Yield Fund is uninvested and no return is earned on such assets. The inability of Enhanced Income Fund, Core Fixed Income Fund, Global Income Fund or High Yield Fund to make intended security purchases due to settlement problems could cause the Fund to miss attractive investment opportunities. Inability to dispose of portfolio securities due to settlement problems could result either in losses to Enhanced Income Fund, Core Fixed Income Fund, Global Income Fund or High Yield Income Fund due to subsequent declines in value of the portfolio securities, or, if Enhanced Income Fund, Core Fixed Income Fund, Global Income Fund or High Yield Fund has entered into a contract to sell the securities, could result in possible liability to the purchaser. In addition, with respect to certain foreign countries, there is the possibility of expropriation or confiscatory taxation, limitations on the movement of funds and other assets between different countries, political or social instability, or diplomatic developments which could adversely affect Enhanced Income Fund, Core Fixed Income, High Yield or Global Income Funds' investments in those countries. Moreover, individual foreign economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources self-sufficiency and balance of payments position.

Investing in Emerging Countries

Market Characteristics. Of the Core Fixed Income, Global Income and High Yield Funds' investments in foreign securities, 10%, 10% and 25% of their respective total assets may be invested in emerging countries. Investment in debt securities of emerging country issuers involve special risks. The development of a market for such securities is a relatively recent phenomenon and debt securities of most emerging country issuers are less liquid and are generally subject to greater price volatility than securities of issuers in the United States and other developed countries. In certain countries, there may be fewer publicly traded securities, and the market may be dominated by a few issuers or sectors. The markets for securities of emerging countries may have substantially less volume than the market for similar securities in the United States and may not be able to absorb, without price disruptions, a significant increase in trading volume or trade size. Additionally, market making and arbitrage activities are generally less extensive in such markets, which may contribute to increased volatility and reduced liquidity of such markets. The less liquid the market, the more difficult it may be for a Fund to price accurately its portfolio securities or to dispose of such securities at the times determined to be appropriate. The risks associated with reduced liquidity may be particularly acute to the extent that a Fund needs cash to meet redemption requests, to pay dividends and other distributions or to pay its expenses.

A Fund's purchase and sale of portfolio securities in certain emerging countries may be constrained by limitations as to daily changes in the prices of listed securities, periodic trading or settlement volume and/or limitations on aggregate holdings of foreign investors. Such limitations may be computed based on the aggregate trading volume by or holdings of a Fund, the Investment Adviser, its affiliates and their respective clients and other service providers. A Fund may not be able to sell securities in circumstances where price, trading or settlement volume limitations have been reached.

Securities markets of emerging countries may also have less efficient clearance and settlement procedures than U.S. markets, making it difficult to conduct and complete transactions. Delays in the settlement could result in temporary periods when a portion of a Fund's assets is uninvested and no return is earned thereon. Inability to make intended security purchases could cause the Fund to miss attractive investment opportunities. Inability to dispose of portfolio securities could result either in losses to a Fund due to subsequent declines in value of the portfolio security or, if a Fund has entered into a contract to sell the security, could result in possible liability of a Fund to the purchaser.

Transaction costs, including brokerage commissions and dealer mark-ups, in emerging countries may be higher than in the U.S. and other developed securities markets. As legal systems in emerging countries develop, foreign investors may be adversely affected by new or amended laws and regulations. In circumstances where adequate laws exist, it may not be possible to obtain swift and equitable enforcement of the law.

With respect to investments in certain emerging countries, antiquated legal systems may have an adverse impact on the Funds. For example, while the potential liability of a shareholder of a U.S. corporation with respect to acts of the corporation is generally limited to the amount of the shareholder's investment, the notion of limited liability is less clear in certain emerging market countries. Similarly, the rights of investors in emerging market companies may be more limited than those of shareholders of U.S. corporations.

Economic, Political and Social Factors. Emerging countries may be subject to a greater degree of economic, political and social instability than the United States, Japan and most Western European countries, and unanticipated political and social developments may affect the value of a Fund's investments in emerging countries and the availability to the Fund of additional investments in such countries. Moreover, political and economic structures in many emerging countries may be undergoing significant evolution and rapid development. Instability may result from, among other things: (i) authoritarian governments or military involvement in political and economic decision-making, including changes or attempted changes in government through extra-constitutional means; (ii) popular unrest associated with demands for improved economic, political and social conditions; (iii) internal insurgencies; (iv) hostile relations with neighboring countries; (v) ethnic, religious and racial disaffection and conflict; and (vi) the absence of developed legal structures governing foreign private property. Many emerging countries have experienced in the past, and continue to experience, high rates of inflation. In certain countries, inflation has at times accelerated rapidly to hyperinflationary levels, creating a negative interest rate environment and sharply eroding the value of outstanding financial assets in those countries. The economies of many emerging countries are heavily dependent upon international trade and are accordingly affected by protective trade barriers and the economic conditions of their trading partners. In addition, the economies of some emerging countries may differ unfavorably from the U.S. economy in such respects as growth of gross domestic product, rate of inflation, capital reinvestment, resources, self-sufficiency and balance of payments position.

Restrictions on Investment and Repatriation. Certain emerging countries require governmental approval prior to investments by foreign persons or limit investments by foreign persons to only a specified percentage of an issuer's outstanding securities or a specific class of securities which may have less advantageous terms (including price) than securities of the issuer available for purchase by nationals. Repatriation of investment income and capital from certain emerging countries is subject to certain governmental consents. Even where there is no outright restriction on repatriation of capital, the mechanics of repatriation may affect the operation of a Fund.

Sovereign Debt Obligations. Investments in sovereign debt obligations involve special risks not present in corporate debt obligations. The issuer of the sovereign debt or the governmental authorities that control the repayment of the debt may be unable or unwilling to repay principal or interest when due, and a Fund may have limited recourse in the event of a default. During periods of economic uncertainty, the market prices of sovereign debt, and a Fund's net asset value, may be more volatile than prices of debt obligations of U.S. issuers. In the past, the governments of certain emerging countries have encountered difficulties in servicing their debt obligations, withheld payments of principal and interest and declared moratoria on the payment of principal and interest on their sovereign debts.

A sovereign debtor's willingness or ability to repay principal and pay interest in a timely manner may be affected by, among other factors, its cash flow situation, the extent of its foreign currency reserves, the availability of sufficient foreign exchange, the relative size of the debt service burden, the sovereign debtor's policy toward principal international lenders and local political constraints. Sovereign debtors may also be dependent on expected disbursements from foreign governments, multinational agencies and other entities to reduce principal and interest arrearages on their debt. The failure of a sovereign debtor to implement economic reforms, achieve specified levels of economic performance or repay principal or interest when due may result in the cancellation of the third parties' commitments to lend funds to the sovereign debtor, which may further impair such debtor's ability or willingness to timely service its debts.

Brady Bonds. Certain foreign debt obligations, customarily referred to as "Brady Bonds," are created through the exchange of existing commercial bank loans to foreign entities for new obligations in connection with debt restructuring under a plan introduced by former U.S. Secretary of the Treasury, Nicholas F. Brady (the "Brady Plan"). Brady Bonds may be fully or partially collateralized or uncollateralized and issued in various currencies (although most are U.S. dollar denominated). In the event

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of a default on collateralized Brady Bonds for which obligations are accelerated, the collateral for the payment of principal will not be distributed to investors, nor will such obligations be sold and the proceeds distributed. The collateral will be held by the collateral agent to the scheduled maturity of the defaulted Brady Bonds, which will continue to be outstanding, at which time the face amount of the collateral will equal the principal payments which would have then been due on the Brady Bonds in the normal course. In light of the residual risk of the Brady Bonds, and among other factors, the history of default with respect to commercial bank loans by public and private entities of countries issuing Brady Bonds, investments in Brady Bonds may be speculative.

Forward Foreign Currency Exchange Contracts. Core Fixed Income, Global Income and High Yield Funds may enter into forward foreign currency exchange contracts for hedging purposes and to seek to increase total return. A forward foreign currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which may be any fixed number of days from the date of the contract agreed upon by the parties, at a price set at the time of the contract. These contracts are traded in the interbank market conducted directly between currency traders (usually large commercial banks) and their customers. A forward contract generally has no deposit requirement, and no commissions are generally charged at any stage for trades.

At the maturity of a forward contract, Core Fixed Income Fund, Global Income Fund or High Yield Fund may either accept or make delivery of the currency specified in the contract or, at or prior to maturity, enter into a closing purchase transaction involving the purchase or sale of an offsetting contract. Closing purchase transactions with respect to forward contracts are usually effected with the currency trader who is a party to the original forward contract.

Core Fixed Income Fund, Global Income Fund or High Yield Fund may enter into forward foreign currency exchange contracts in several circumstances. First, when a Fund enters into a contract for the purchase or sale of a security quoted or denominated in a foreign currency, or when a Fund anticipates the receipt in a foreign currency of a dividend or interest payment on such a security which it holds, a Fund may desire to "lock in" the U.S. dollar price of the security or the U.S. dollar equivalent of such dividend or interest payment, as the case may be. By entering into a forward contract for the purchase or sale, for a fixed amount of U.S. dollars, of the amount of foreign currency involved in the underlying transactions, a Fund may attempt to protect itself against an adverse change in the relationship between the U.S. dollar and the subject foreign currency during the period between the date on which the security is purchased or sold, or on which the dividend or interest payment is declared, and the date on which such payments are made or received.

Additionally, when the Investment Adviser believes that the currency of a particular foreign country may suffer a substantial decline against the U.S. dollar, it may enter into a forward contract to sell, for a fixed amount of U.S. dollars, the amount of foreign currency approximating the value of some or all of a Fund's portfolio securities quoted or denominated in such foreign currency. The precise matching of the forward contract amounts and the value of the securities involved will not generally be possible because the future value of such securities in foreign currencies will change as a consequence of market movements in the value of those securities between the date on which the contract is entered into and the date it matures. Using forward contracts to protect the value of a Fund's portfolio securities against a decline in the value of a currency does not eliminate fluctuations in the underlying prices of the securities. It simply establishes a rate of exchange which a Fund can achieve at some future point in time. The precise projection of short-term currency market movements is not possible, and short-term hedging provides a means of fixing the U.S. dollar value of only a portion of a Fund's foreign assets.

Core Fixed Income, Global Income and High Yield Funds may engage in cross-hedging by using forward contracts in one currency to hedge against fluctuations in the value of securities denominated or quoted in a different currency if the Investment Adviser determines that there is a pattern of correlation

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between the two currencies. In addition, certain Funds may enter into foreign currency transactions to seek a closer correlation between a Fund's overall currency exposures and the currency exposures of a Fund's performance benchmark.

Unless otherwise covered, cash or liquid assets will be segregated in an amount equal to the value of the Fund's total assets committed to the consummation of forward foreign currency exchange contracts requiring the Fund to purchase foreign currencies and forward contracts entered into to seek to increase total return. The segregated assets will be marked-to-market. If the value of the segregated assets declines, additional liquid assets will be segregated so that the value will equal the amount of the Fund's commitments with respect to such contracts. Global Income, Core Fixed Income and High Yield Funds will not enter into a forward contract with a term of greater than one year.

While Core Fixed Income, Global Income and High Yield Funds may enter into forward contracts to seek to reduce currency exchange rate risks, transactions in such contracts involve certain other risks. Thus, while the Funds may benefit from such transactions, unanticipated changes in currency prices may result in a poorer overall performance for a Fund than if it had not engaged in any such transactions. Moreover, there may be imperfect correlation between a Fund's portfolio holdings of securities quoted or denominated in a particular currency and forward contracts entered into by a Fund. Such imperfect correlation may cause the Fund to sustain losses which will prevent the Fund from achieving a complete hedge or expose the Fund to risk of foreign exchange loss.

Markets for trading forward foreign currency contracts offer less protection against defaults than is available when trading in currency instruments on an exchange. Forward contracts are subject to the risk that the counterparty to such contract will default on its obligations. Since a forward foreign currency exchange contract is not guaranteed by an exchange or clearinghouse, a default on the contract would deprive a Fund of unrealized profits, transaction costs or the benefits of a currency hedge or force the Fund to cover its purchase or sale commitments, if any, at the current market price. In addition, the institutions that deal in forward currency contracts are not required to continue to make markets in the currencies they trade and these markets can experience periods of illiquidity. A Fund will not enter into forward foreign currency exchange contracts, unless the credit quality of the unsecured senior debt or the claims-paying ability of the counterparty is considered to be investment grade by the Investment Adviser. To the extent that a substantial portion of a Fund's total assets, adjusted to reflect the Fund's net position after giving effect to currency transactions, is denominated or quoted in the currencies of foreign countries, the Fund will be more susceptible to the risk of adverse economic and political developments within those countries.

Interest Rate Swaps, Mortgage Swaps, Credit Swaps, Currency Swaps, Total Return Swaps, Options on Swaps and Interest Rate Caps, Floors and Collars

Each Fund may enter into interest rate, credit and total return swaps. Each Fund may also enter into interest rate caps, floors and collars. In addition, Ultra-Short Duration Government, Short Duration Government, Government Income, Core Fixed Income, Global Income and High Yield Funds may enter into mortgage swaps; and Core Fixed Income, High Yield and Global Income Funds may enter into currency swaps. Each Fund may also purchase and write (sell) options contracts on swaps, commonly referred to as swaptions. Each Fund may enter into swap transactions for hedging purposes or to seek to increase total return. Interest rate swaps involve the exchange by a Fund with another party of their respective commitments to pay or receive interest, such as an exchange of fixed-rate payments for floating rate payments. Mortgage swaps are similar to interest rate swaps in that they represent commitments to pay and receive interest. The notional principal amount, however, is tied to a reference pool or pools of mortgages. Credit swaps involve the receipt of floating or fixed rate payments in exchange for assuming potential credit losses of an underlying security. Credit swaps give one party to a transaction the right to dispose of or acquire an asset (or group of assets), or the right to receive or make a payment from the other party, upon the occurrence of specified credit events. Currency swaps involve the exchange of the parties' respective rights to make or receive payments in specified currencies. Total return swaps are contracts that obligate a party to pay or receive interest in exchange for payment by the other party of the total return generated by a security, a basket of securities, an index, or an index component. A swaption is an option to enter into a swap agreement. Like other types of options, the buyer of a swaption pays a non-refundable premium for the option and obtains the right, but not the obligation, to enter into an underlying swap on agreed-upon terms. The seller of a swaption, in exchange for the premium, becomes obligated (if the option is exercised) to enter into an underlying swap on agreed-upon terms. The purchase of an interest rate cap entitles the purchaser, to the extent that a specified index exceeds a predetermined interest rate, to receive payment of interest on a notional principal amount from the party selling such interest rate cap. The purchase of an interest rate floor entitles the purchaser, to the extent that a specified index falls below a predetermined interest rate, to receive payments of interest on a notional principal amount from the party selling the interest rate floor. An interest rate collar is the combination of a cap and a floor that preserves a certain return within a predetermined range of interest rates. Since interest rate, mortgage, credit and currency swaps and interest rate caps, floors and collars are individually negotiated, each Fund expects to achieve an acceptable degree of correlation between its portfolio investments and its swap, cap, floor and collar positions.

A great deal of flexibility is possible in the way swap transactions are structured. However, generally a Fund will enter into interest rate, total return and mortgage swaps on a net basis, which means that the two payment streams are netted out, with the Fund receiving or paying, as the case may be, only the net amount of the two payments. Interest rate and mortgage swaps do not normally involve the delivery of securities, other underlying assets or principal. Accordingly, the risk of loss with respect to interest rate and mortgage swaps is normally limited to the net amount of payments that a Fund is contractually obligated to make. If the other party to an interest rate swap defaults, a Fund's risk of loss consists of the net amount of payments that such Fund is contractually entitled to receive, if any. In contrast, currency swaps usually involve the delivery of the entire principal amount of one designated currency in exchange for the other designated currency. Therefore, the entire principal value of a currency swap is subject to the risk that the other party to the swap will default on its contractual delivery obligations. To the extent that a Fund's potential exposure in a transaction involving a swap or an interest rate floor, cap or collar is covered by the segregation of cash or liquid assets, the Funds and the Investment Adviser believe that the transactions do not constitute senior securities under the Act and, accordingly, will not treat them as being subject to a Fund's borrowing restrictions.

The Funds will not enter into any interest rate, mortgage or credit swap transactions unless the unsecured commercial paper, senior debt or claims-paying ability of the other party is rated either A or A-1 or better by Standard & Poor's or A or P-1 or better by Moody's or their equivalent ratings. Core Fixed Income, Global Income and High Yield Funds will not enter into any currency swap transactions unless the unsecured commercial paper, senior debt or claims–paying ability of the other party thereto is rated investment grade by Standard & Poor's or Moody's, or, if unrated by such rating organization, determined to be of comparable quality by the Investment Adviser. If there is a default by the other party to such a transaction, a Fund will have contractual remedies pursuant to the agreements related to the transaction. The swap market has grown substantially in recent years with a large number of banks and investment banking firms acting both as principals and as agents utilizing standardized swap documentation. As a result, the swap market has become relatively liquid in comparison with the markets for other similar instruments which are traded in the interbank market. The Investment Adviser, under the supervision of the Board of Trustees, is responsible for determining and monitoring the liquidity of the Funds' transactions in swaps, caps, floors and collars.

The use of interest rate, mortgage, credit, total return and currency swaps, as well as interest rate caps, floors and collars, is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. If the Investment Adviser is incorrect in its forecasts of market values, credit quality, interest rates and currency exchange rates, the

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investment performance of a Fund would be less favorable than it would have been if this investment technique were not used.

Options on Securities and Securities Indices

Writing Covered Options. Each Fund may write (sell) covered call and put options on any securities in which it may invest or on any securities index consisting of securities in which it may invest. A Fund may purchase and write such options on securities that are listed on national domestic securities exchanges or foreign securities exchanges or traded in the over-the-counter market. A call option written by a Fund obligates such Fund to sell specified securities to the holder of the option at a specified price if the option is exercised before the expiration date. All call options written by a Fund are covered, which means that such Fund will own the securities subject to the option so long as the option is outstanding or such Fund will use the other methods described below. The Fund's purpose in writing covered call options is to realize greater income than would be realized on portfolio securities transactions alone. However, a Fund may forego the opportunity to profit from an increase in the market price of the underlying security.

A put option written by a Fund obligates the Fund to purchase specified securities from the option holder at a specified price if the option is exercised before the expiration date. All put options written by a Fund would be covered, which means that such Fund will segregate cash or liquid assets with a value at least equal to the exercise price of the put option or will use the other methods described below. The purpose of writing such options is to generate additional income for the Fund. However, in return for the option premium, each Fund accepts the risk that it may be required to purchase the underlying securities at a price in excess of the securities' market value at the time of purchase.

All call and put options written by a Fund are "covered." In the case of a call option, the option is "covered" if a Fund owns the instrument underlying the call or has an absolute and immediate right to acquire that instrument without additional cash consideration (or, if additional cash consideration is required, liquid assets in such amount are segregated) upon conversion or exchange of other instruments held by it. A call option is also covered if a Fund holds a call on the same instrument as the option written where the exercise price of the option held is (i) equal to or less than the exercise price of the option written, or (ii) greater than the exercise price of the option written provided the Fund segregates liquid assets in the amount of the difference. A put option is also covered if a Fund holds a put on the same security as the option written where the exercise price of the option held is (i) equal to or higher than the exercise price of the option written, or (ii) less than the exercise price of the option written provided the Fund segregates liquid assets in the amount of the difference. In the case of the Core Fixed Income Fund, Global Income Fund or High Yield Fund, segregated cash or liquid assets may be quoted or denominated in any currency.

A Fund may terminate its obligations under an exchange-traded call or put option by purchasing an option identical to the one it has written. Obligations under over-the-counter options may be terminated only by entering into an offsetting transaction with the counterparty to such option. Such purchases are referred to as "closing purchase transactions."

Each Fund may also write (sell) covered call and put options on any securities index consisting of securities in which it may invest. Options on securities indices are similar to options on securities, except that the exercise of securities index options requires cash settlement payments and does not involve the actual purchase or sale of securities. In addition, securities index options are designed to reflect price fluctuations in a group of securities or segment of the securities market rather than price fluctuations in a single security.

A Fund may cover call options on a securities index by owning securities whose price changes are expected to be similar to those of the underlying index or by having an absolute and immediate right to acquire such securities without additional cash consideration (or if additional cash consideration is required, liquid assets in such amount are segregated) upon conversion or exchange of other securities held by it. The Funds may also cover call and put options on a securities index by segregating cash or liquid assets, as permitted by applicable law, with a value equal to the exercise price or by owning offsetting options as described above.

The writing of options is a highly specialized activity which involves investment techniques and risks different from those associated with ordinary portfolio securities transactions. The use of options to seek to increase total return involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices or interest rates. The successful use of options for hedging purposes also depends in part on the ability of the Investment Adviser to predict future price fluctuations and the degree of correlation between the options and securities markets. If the Investment Adviser is incorrect in its expectation of changes in securities prices or determination of the correlation between the securities indices on which options are written and purchased and the securities in a Fund's investment portfolio, the investment performance of the Fund will be less favorable than it would have been in the absence of such options transactions. The writing of options could increase a Fund's portfolio turnover rate and, therefore, associated brokerage commissions or spreads.

Purchasing Options. Each Fund may also purchase put and call options on any securities in which it may invest or options on any securities index consisting of securities in which it may invest. A Fund would also be able to enter into closing sale transactions in order to realize gains or minimize losses on options it had purchased.

A Fund may purchase call options in anticipation of an increase, or put options in anticipation of a decrease ("protective puts"), in the market value of securities of the type in which it may invest. The purchase of a call option would entitle a Fund, in return for the premium paid, to purchase specified securities at a specified price during the option period. A Fund would ordinarily realize a gain on the purchase of a call option if, during the option period, the value of such securities exceeded the sum of the exercise price, the premium paid and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the call option. The purchase of a put option would entitle a Fund, in exchange for the premium paid, to sell specified securities at a specified price during the option period. The purchase of protective puts is designed to offset or hedge against a decline in the market value of a Fund's securities. Put options may also be purchased by a Fund for the purpose of affirmatively benefiting from a decline in the price of securities which it does not own. A Fund would ordinarily realize a gain if, during the option period, the value of the underlying securities decreased below the exercise price sufficiently to cover the premium and transaction costs; otherwise the Fund would realize either no gain or a loss on the purchase of the put option. Gains and losses on the purchase of put options may be offset by countervailing changes in the value of the underlying portfolio securities.

A Fund may purchase put and call options on securities indices for the same purposes as it may purchase options on securities. Options on securities indices are similar to options on securities, except that the exercise of securities index options requires cash payments and does not involve the actual purchase or sale of securities. In addition, securities index options are designed to reflect price fluctuations in a group of securities or segment of the securities market rather than price fluctuations in a single security.

Writing and Purchasing Currency Call and Put Options. Core Fixed Income, Global Income and High Yield Funds may write covered put and call options and purchase put and call options on foreign currencies in an attempt to protect against declines in the U.S. dollar value of foreign portfolio securities and against increases in the U.S. dollar cost of foreign securities to be acquired. Global Income, Core Fixed Income and High Yield Funds may also use options on currency to cross-hedge, which involves writing or purchasing options on one currency to seek to hedge against changes in exchange rates for a different currency with a pattern of correlation. As with other kinds of option transactions, however, the writing of an option on foreign currency will constitute only a partial hedge, up to the amount of the premium received. If an option that a Fund has written is exercised, the Fund could be required to purchase or sell foreign currencies at disadvantageous exchange rates, thereby incurring losses. The purchase of an option on foreign currency may constitute an effective hedge against exchange rate fluctuations; however, in the event of exchange rate movements adverse to a Fund's position, the Fund may forfeit the entire amount of the premium plus related transaction costs. In addition, Core Fixed Income, Global Income and High Yield Funds may purchase call options on currency to seek to increase total return.

A call option written by Core Fixed Income, Global Income or High Yield Fund obligates the Fund to sell specified currency to the holder of the option at a specified price if the option is exercised at any time before the expiration date. A put option written by a Fund obligates the Fund to purchase specified currency from the option holder at a specified price if the option is exercised at any time before the expiration date. The writing of currency options involves a risk that a Fund will, upon exercise of the option, be required to sell currency subject to a call at a price that is less than the currency's market value or be required to purchase currency subject to a put at a price that exceeds the currency's market value.

A Fund may terminate its obligations under a written call or put option by purchasing an option identical to the one written. Such purchases are referred to as "closing purchase transactions." A Fund may enter into closing sale transactions in order to realize gains or minimize losses on purchased options.

Core Fixed Income, Global Income and High Yield Funds would normally purchase call options in anticipation of an increase in the U.S. dollar value of currency in which securities to be acquired by the Fund are denominated or quoted. The purchase of a call option would entitle a Fund, in return for the premium paid, to purchase specified currency at a specified price during the option period. A Fund would ordinarily realize a gain if, during the option period, the value of such currency exceeded the sum of the exercise price, the premium paid and transaction costs; otherwise, the Fund would realize either no gain or a loss on the purchase of the call option.

Core Fixed Income, Global Income and High Yield Funds would normally purchase put options in anticipation of a decline in the U.S. dollar value of currency in which securities in its portfolio are denominated or quoted ("protective puts"). The purchase of a put option would entitle Core Fixed Income, Global Income and High Yield Funds, in exchange for the premium paid, to sell specified currency at a specified price during the option period. The purchase of protective puts is designed merely to offset or hedge against a decline in the U.S. dollar value of a Fund's portfolio securities due to currency exchange rate fluctuations. A Fund would ordinarily realize a gain if, during the option period, the value of the underlying currency decreased below the exercise price sufficiently to more than cover the premium and transaction costs; otherwise, the Fund would realize either no gain or a loss on the purchase of the put option. Gains and losses on the purchase of protective put options would tend to be offset by countervailing changes in the value of the underlying currency.

In addition to using options for the hedging purposes described above, Core Fixed Income, Global Income and High Yield Funds may use options on currency to seek to increase total return. Core Fixed Income, Global Income and High Yield Funds may write (sell) covered put and call options on any currency in an attempt to realize greater income than would be realized on portfolio securities transactions alone. However, in writing covered call options for additional income, Core Fixed Income, Global Income and High Yield Funds may forego the opportunity to profit from an increase in the market value of the underlying currency. Also, when writing put options, Core Fixed Income, Global Income and High Yield Funds accept, in return for the option premium, the risk that it may be required to purchase the underlying currency at a price in excess of the currency's market value at the time of purchase.

Core Fixed Income, Global Income and High Yield Funds would normally purchase call options to seek to increase total return in anticipation of an increase in the market value of a currency. Core Fixed

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Income, Global Income and High Yield Funds would ordinarily realize a gain if, during the option period, the value of such currency exceeded the sum of the exercise price, the premium paid and transaction costs. Otherwise Core Fixed Income, Global Income and High Yield Funds would realize either no gain or a loss on the purchase of the call option. Put options may be purchased by the Core Fixed Income, Global Income and High Yield Funds for the purpose of benefiting from a decline in the value of currencies which it does not own. Core Fixed Income, Global Income and High Yield Funds would ordinarily realize a gain if, during the option period, the value of the underlying currency decreased below the exercise price sufficiently to more than cover the premium and transaction costs. Otherwise, Core Fixed Income, Global Income and High Yield Funds would realize either no gain or a loss on the purchase of the put option.

Yield Curve Options. Each Fund may enter into options on the yield "spread" or differential between two securities. Such transactions are referred to as "yield curve" options. In contrast to other types of options, a yield curve option is based on the difference between the yields of designated securities, rather than the prices of the individual securities, and is settled through cash payments. Accordingly, a yield curve option is profitable to the holder if this differential widens (in the case of a call) or narrows (in the case of a put), regardless of whether the yields of the underlying securities increase or decrease.

A Fund may purchase or write yield curve options for the same purposes as other options on securities. For example, a Fund may purchase a call option on the yield spread between two securities if the Fund owns one of the securities and anticipates purchasing the other security and wants to hedge against an adverse change in the yield spread between the two securities. A Fund may also purchase or write yield curve options in an effort to increase current income if, in the judgment of the Investment Adviser, the Fund will be able to profit from movements in the spread between the yields of the underlying securities. The trading of yield curve options is subject to all of the risks associated with the trading of other types of options. In addition, however, such options present a risk of loss even if the yield of one of the underlying securities remains constant, or if the spread moves in a direction or to an extent which was not anticipated.

Yield curve options written by a Fund will be "covered." A call (or put) option is covered if the Fund holds another call (or put) option on the spread between the same two securities and segregates cash or liquid assets sufficient to cover the Fund's net liability under the two options. Therefore, a Fund's liability for such a covered option is generally limited to the difference between the amount of the Fund's liability under the option written by the Fund less the value of the option held by the Fund. Yield curve options may also be covered in such other manner as may be in accordance with the requirements of the counterparty with which the option is traded and applicable laws and regulations. Yield curve options are traded over-the-counter, and established trading markets for these options may not exist.

Risks Associated with Options Transactions. There is no assurance that a liquid secondary market on a domestic or foreign options exchange will exist for any particular exchange-traded option or at any particular time. If a Fund is unable to effect a closing purchase transaction with respect to covered options it has written, the Fund will not be able to sell the underlying securities or dispose of assets held in a segregated account until the options expire or are exercised. Similarly, if a Fund is unable to effect a closing sale transaction with respect to options it has purchased, it will have to exercise the options in order to realize any profit and will incur transaction costs upon the purchase or sale of underlying securities.

Reasons for the absence of a liquid secondary market on an exchange include, but are not limited to, the following: (i) there may be insufficient trading interest in certain options; (ii) restrictions may be imposed by an exchange on opening or closing transactions or both; (iii) trading halts, suspensions or other restrictions may be imposed with respect to particular classes or series of options; (iv) unusual or unforeseen circumstances may interrupt normal operations on an exchange; (v) the facilities of an exchange or the Options Clearing Corporation may not at all times be adequate to handle current trading volume; or (vi) one or more exchanges could, for economic or other reasons, decide or be compelled at some future date to discontinue the trading of options (or a particular class or series of options), in which event the secondary market on that exchange (or in that class or series of options) would cease to exist although outstanding options on that exchange that had been issued by the Options Clearing Corporation as a result of trades on that exchange would continue to be exercisable in accordance with their terms.

A Fund may purchase and sell both options that are traded on U.S. and foreign exchanges and options traded over-the-counter with broker-dealers who make markets in these options. The ability to terminate over-the-counter options is more limited than with exchange-traded options and may involve the risk that broker-dealers participating in such transactions will not fulfill their obligations.

Transactions by a Fund in options will be subject to limitations established by each of the exchanges, boards of trade or other trading facilities on which such options are traded governing the maximum number of options in each class which may be written or purchased by a single investor or group of investors acting in concert regardless of whether the options are written or purchased on the same or different exchanges, boards of trade or other trading facilities or are held in one or more accounts or through one or more brokers. Thus, the number of options which a Fund may write or purchase may be affected by options written or purchased by other investment advisory clients or the Funds' Investment Adviser. An exchange, board of trade or other trading facility may order the liquidation of positions found to be in excess of these limits, and it may impose certain other sanctions.

Futures Contracts and Options on Futures Contracts

Each Fund may purchase and sell various kinds of futures contracts, and purchase and write call and put options on any of such futures contracts. Each Fund may also enter into closing purchase and sale transactions with respect to any of such contracts and options. The futures contracts may be based on various securities (such as U.S. Government Securities), securities indices, foreign currencies in the case of Global Income, Core Fixed Income and High Yield Funds and any other financial instruments and indices. Each Fund will engage in futures and related options transactions for bona fide hedging purposes as defined below or for purposes of seeking to increase total return to the extent permitted by regulations of the CFTC. The Investment Adviser will also use futures contracts and options on futures contracts to manage a Fund's target duration in accordance with its benchmark or benchmarks. Futures contracts entered into by a Fund have historically been traded on U.S. exchanges or boards of trade that are licensed and regulated by the CFTC or on foreign exchanges. More recently, certain futures may also be traded either over-the-counter or on trading facilities such as derivatives transaction execution facilities, exempt boards of trade or electronic trading facilities that are licensed and/or regulated to varying degrees by the CFTC. Also, certain single stock futures and narrow based security index futures may be traded either over-the-counter or on trading facilities such as contract markets, derivatives transaction execution facilities and electronic trading facilities that are licensed and/or regulated to varying degrees by both the CFTC and the SEC. Neither the CFTC, National Futures Association, SEC nor any domestic exchange regulates activities of any foreign exchange or boards of trade, including the execution, delivery and clearing of transactions, or has the power to compel enforcement of the rules of a foreign exchange or board of trade or any applicable foreign law. This is true even if the exchange is formally linked to a domestic market so that a position taken on the market may be liquidated by a transaction on another market. Moreover, such laws or regulations will vary depending on the foreign country in which the foreign futures or foreign options transaction occurs. For these reasons, a Fund's investments in foreign futures or foreign options transactions may not be provided the same protections in respect of transactions on United States exchanges. In particular persons who trade foreign futures or foreign options contracts may not be afforded certain of the protective measures provided by the Commodity Exchange Act, the CFTC's regulations and the rules of the National Futures Association and any domestic exchange, including the right to use reparations proceedings before the CFTC and arbitration proceedings provided by the National Futures Association or any domestic futures exchange. Similarly, these persons may not have the protection of the U.S. securities laws.

Futures Contracts. A futures contract may generally be described as an agreement between two parties to buy and sell particular financial instruments or currencies for an agreed price during a designated month (or to deliver the final cash settlement price, in the case of a contract relating to an index or otherwise not calling for physical delivery at the end of trading in the contract).

When interest rates are rising or securities prices are falling, a Fund can seek to offset a decline in the value of its current portfolio securities through the sale of futures contracts. When interest rates are falling or securities prices are rising, a Fund, through the purchase of futures contracts, can attempt to secure better rates or prices than might later be available in the market when it effects anticipated purchases. Core Fixed Income, Global Income and High Yield Funds may purchase and sell futures contracts on a specified currency in order to seek to increase total return or to protect against changes in currency exchange rates. For example, these Funds may seek to offset anticipated changes in the value of a currency in which its portfolio securities, or securities that it intends to purchase, are quoted or denominated by purchasing and selling futures contracts on such currencies. As another example, certain Funds may enter into futures transactions to seek a closer correlation between a Fund's overall currency exposures and the currency exposures of a Fund's performance benchmark.

Positions taken in the futures markets are not normally held to maturity but are instead liquidated through offsetting transactions which may result in a profit or a loss. While futures contracts on securities or currency will usually be liquidated in this manner, a Fund may instead make, or take, delivery of the underlying securities or currency whenever it appears economically advantageous to do so. A clearing corporation associated with the exchange on which futures on securities or currency are traded guarantees that, if still open, the sale or purchase will be performed on the settlement date.

Hedging Strategies. Hedging, by use of futures contracts, seeks to establish with more certainty than would otherwise be possible the effective price or rate of return on portfolio securities or securities that a Fund proposes to acquire or the exchange rate of currencies in which portfolio securities are quoted or denominated. A Fund may, for example, take a "short" position in the futures market by selling futures contracts to seek to hedge against an anticipated rise in interest rates or a decline in market prices or foreign currency rates that would adversely affect the U.S. dollar value of the Fund's portfolio securities. Such futures contracts may include contracts for the future delivery of securities held by a Fund or securities with characteristics similar to those of a Fund's portfolio securities. Similarly, Core Fixed Income, Global Income and High Yield Funds may each sell futures contracts on any currencies in which its portfolio securities are quoted or denominated or sell futures contracts on one currency to seek to hedge against fluctuations in the value of securities quoted or denominated in a different currency if there is an established historical pattern of correlation between the two currencies. If, in the opinion of the Investment Adviser, there is a sufficient degree of correlation between price trends for a Fund's portfolio securities and futures contracts based on other financial instruments, securities indices or other indices, the Funds may also enter into such futures contracts as part of its hedging strategy. Although under some circumstances prices of securities in a Fund's portfolio may be more or less volatile than prices of such futures contracts, the Investment Adviser will attempt to estimate the extent of this volatility difference based on historical patterns and compensate for any such differential by having a Fund enter into a greater or lesser number of futures contracts or by attempting to achieve only a partial hedge against price changes affecting a Fund's portfolio securities. When hedging of this character is successful, any depreciation in the value of portfolio securities will be substantially offset by appreciation in the value of the futures position. On the other hand, any unanticipated appreciation in the value of a Fund's portfolio securities would be substantially offset by a decline in the value of the futures position.

On other occasions, a Fund may take a "long" position by purchasing futures contracts. This may be done, for example, when a Fund anticipates the subsequent purchase of particular securities when it has the necessary cash, but expects the prices or currency exchange rates then available in the applicable market to be less favorable than prices that are currently available.

Options on Futures Contracts. The acquisition of put and call options on futures contracts will give a Fund the right (but not the obligation) for a specified price to sell or to purchase, respectively, the underlying futures contract at any time during the option period. As the purchaser of an option on a futures contract, a Fund obtains the benefit of the futures position if prices move in a favorable direction but limits its risk of loss in the event of an unfavorable price movement to the loss of the premium and transaction costs.

The writing of a call option on a futures contract generates a premium which may partially offset a decline in the value of a Fund's assets. By writing a call option, a Fund becomes obligated, in exchange for the premium, to sell a futures contract if the option is exercised, which may have a value higher than the exercise price. The writing of a put option on a futures contract generates a premium which may partially offset an increase in the price of securities that a Fund intends to purchase. However, a Fund becomes obligated (upon exercise of the option) to purchase a futures contract if the option is exercised, which may have a value lower than the exercise price. Thus, the loss incurred by a Fund in writing options on futures is potentially unlimited and may exceed the amount of the premium received. The Funds will incur transaction costs in connection with the writing of options on futures.

The holder or writer of an option on a futures contract may terminate its position by selling or purchasing an offsetting option on the same financial instrument. There is no guarantee that such closing

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transactions can be effected. A Fund's ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid market.

Other Considerations. A Fund will engage in futures and related options transactions for bona fide hedging or to seek to increase total return as permitted by CFTC regulations which permit principals of an investment company registered under the Act to engage in such transactions without registering as commodity pool operators.

In addition to bona fide hedging, a CFTC regulation permits a Fund to engage in other futures transactions if immediately thereafter either (i) the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options entered into for the purpose of seeking to increase total return does not exceed 5% of the market value of the Fund's net assets or (ii) the aggregate notional value of the Fund's outstanding positions in futures and related options entered into for the purpose of seeking to increase total return does not exceed the market value of the Fund's net assets. "Notional value" for each futures position is the size of the contract (in contract units) multiplied by the current market price per unit. "Notional value" for each option position is the size of the contract (in contract units) times the price per unit required to be paid upon exercise. The Funds will engage in transactions in futures contracts and related options only to the extent such transactions are consistent with the requirements of the Code for maintaining their qualifications as regulated investment companies for federal income tax purposes.

Transactions in futures contracts and options on futures involve brokerage costs, require margin deposits and may require the Fund to segregate cash or liquid assets, as permitted by applicable law, in an amount equal to the underlying value of such contracts and options.

While transactions in futures contracts and options on futures may reduce certain risks, such transactions themselves entail certain other risks. Thus, while a Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates or securities prices or currency exchange rates may result in a poorer overall performance for a Fund than if it had not entered into any futures contracts or options transactions. When futures contracts and options are used for hedging purposes, perfect correlation between a Fund's futures positions and portfolio positions will be impossible to achieve. In the event of an imperfect correlation between a futures position and a portfolio position which is intended to be protected, the desired protection may not be obtained and a Fund may be exposed to risk of loss.

Perfect correlation between a Fund's futures positions and portfolio positions will be difficult to achieve, particularly where futures contracts based on corporate fixed-income securities are currently not available. In addition, it is not possible to hedge fully or protect against currency fluctuations affecting the value of securities quoted or denominated in foreign currencies because the value of such securities is likely to fluctuate as a result of independent factors unrelated to currency fluctuations. The profitability of a Fund's trading in futures depends upon the ability of the Investment Adviser to analyze correctly the futures markets.

Mortgage Dollar Rolls

The Taxable Funds (other than Enhanced Income Fund and High Yield Fund) may enter into mortgage "dollar rolls" in which a Fund sells securities for delivery in the current month and simultaneously contracts with the same counterparty to repurchase similar (same type, coupon and maturity), but not identical securities on a specified future date. During the roll period, a Fund loses the right to receive principal and interest paid on the securities sold. However, a Fund would benefit to the extent of any difference between the price received for the securities sold and the lower forward price for the future purchase (often referred to as the "drop") or fee income plus the interest earned on the cash proceeds of the

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securities sold until the settlement date of the forward purchase. Unless such benefits exceed the income, capital appreciation and gain or loss due to mortgage prepayments that would have been realized on the securities sold as part of the mortgage dollar roll, the use of this technique will diminish the investment performance of a Fund compared with what such performance would have been without the use of mortgage dollar rolls. All cash proceeds will be invested in instruments that are permissible investments for the applicable Fund. Each Fund will hold and maintain in a segregated account until the settlement date cash or liquid assets, as permitted by applicable law, in an amount equal to its forward purchase price.

For financial reporting and tax purposes, the Funds treat mortgage dollar rolls as two separate transactions; one involving the purchase of a security and a separate transaction involving a sale. The Funds do not currently intend to enter into mortgage dollar rolls for financing and do not treat them as borrowings.

Mortgage dollar rolls involve certain risks including the following: if the broker-dealer to whom a Fund sells the security becomes insolvent, a Fund's right to purchase or repurchase the mortgage-related securities subject to the mortgage dollar roll may be restricted. Also, the instrument which a Fund is required to repurchase may be worth less than an instrument which a Fund originally held. Successful use of mortgage dollar rolls will depend upon the Investment Adviser's ability to manage a Fund's interest rate and mortgage prepayments exposure. For these reasons, there is no assurance that mortgage dollar rolls can be successfully employed.

Convertible Securities

The Enhanced Income, Short Duration Tax-Free, Municipal Income, Core Fixed Income, High Yield Municipal and High Yield Funds may invest in convertible securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock (or other securities) of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (ii) are less subject to fluctuation in value than the underlying common stock due to their fixed-income characteristics and (iii) provide the potential for capital appreciation if the market price of the underlying common stock increases.

The value of a convertible security is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value normally declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a fixed-income security.

A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by a Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into

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the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on a Fund's ability to achieve its investment objective, which, in turn, could result in losses to the Fund.

Lending of Portfolio Securities

Each Fund may lend portfolio securities. Under present regulatory policies, such loans may be made to institutions, such as brokers or dealers (including Goldman Sachs), and are required to be secured continuously by collateral in cash, cash equivalents, letters of credit or U.S. Government Securities maintained on a current basis at an amount, marked to market daily, at least equal to the market value of the securities loaned. Cash received as collateral for securities lending transactions may be invested in short-term investments. Investing the collateral subjects it to market depreciation or appreciation, and a Fund is responsible for any loss that may result from its investment of the borrowed collateral. A Fund will have the right to terminate a loan at any time and recall the loaned securities within the normal and customary settlement time for securities transactions. For the duration of the loan, a Fund will continue to receive the equivalent of the interest or dividends paid by the issuer on the securities loaned and will also receive compensation from investment of the collateral. A Fund will not have the right to vote any securities having voting rights during the existence of the loan, but a Fund may call the loan in anticipation of an important vote to be taken by the holders of the securities or the giving or withholding of their consent on a material matter affecting the investment. As with other extensions of credit there are risks of delay in recovering, or even loss of rights in, the collateral and loaned securities should the borrower of the securities fail financially. However, the loans will be made only to firms deemed to be of good standing, and when the consideration which can be earned currently from securities loans of this type is deemed to justify the attendant risk. In determining whether to lend securities to a particular borrower and during the period of the loan, the creditworthiness of the borrower will be considered and monitored. It is intended that the value of securities loaned by a Fund will not exceed one-third of the value of the Fund's total assets (including the loan collateral).

The Funds' Board of Trustees has approved each Fund's participation in a securities lending program and adopted policies and procedures relating thereto. Under the securities lending program, the Funds have retained an affiliate of the Investment Adviser to serve as the securities lending agent for the Funds. For these services the lending agent may receive a fee from the Funds, including a fee based on the returns earned on the Funds' investment of cash received as collateral for the loaned securities. In addition, the Funds may make brokerage and other payments to Goldman Sachs and its affiliates in connection with the Funds' portfolio investment transactions. The lending agent may, on behalf of the Funds, invest cash collateral received by the Funds for securities loans in, among other things, other registered or unregistered funds. These funds include private investing funds or money market funds that are managed by the Investment Adviser or its affiliates for the purpose of investing cash collateral generated from securities lending activities and which pay the Investment Adviser or its affiliates for these services. The Funds' Board of Trustees will periodically review securities loan transactions for which the Goldman Sachs affiliate has acted as lending agent for compliance with the Fund's securities lending procedures. Goldman Sachs also has been approved as a borrower under the Funds' securities lending program, subject to certain conditions.

Restricted and Illiquid Securities

Each Fund may purchase securities that are not registered or that are offered in an exempt non-public offering ("Restricted Securities") under the Securities Act of 1933, as amended ("1933 Act"), including securities eligible for resale to "qualified institutional buyers" pursuant to Rule 144A under the 1933 Act. However, a Fund will not invest more than 15% of its net assets in illiquid investments, which include repurchase agreements with a notice or demand period of more than seven days, certain SMBS, certain municipal leases, certain over-the-counter options, securities that are not readily marketable and Restricted

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Securities, unless the Board of Trustees determines, based upon a continuing review of the trading markets for the specific Restricted Securities, that such Restricted Securities are liquid. The Trustees have adopted guidelines and delegated to the Investment Advisers the daily function of determining and monitoring the liquidity of the Funds' portfolio securities. This investment practice could have the effect of increasing the level of illiquidity in a Fund to the extent that qualified institutional buyers become for a time uninterested in purchasing these Restricted Securities.

The purchase price and subsequent valuation of Restricted Securities may reflect a discount from the price at which such securities trade when they are not restricted, since the restriction make them less liquid. The amount of the discount from the prevailing market price is expected to vary depending upon the type of security, the character of the issuer, the party who will bear the expenses of registering the Restricted Securities and prevailing supply and demand conditions.

When-Issued and Forward Commitment Securities

Each Fund may purchase securities on a when-issued basis or purchase or sell securities on a forward commitment basis. These transactions involve a commitment by a Fund to purchase or sell securities at a future date beyond the customary settlement time. The price of the underlying securities (usually expressed in terms of yield) and the date when the securities will be delivered and paid for (the settlement date) are fixed at the time the transaction is negotiated. When-issued purchases and forward commitment transactions are negotiated directly with the other party, and such commitments are not traded on exchanges. The Funds will generally purchase securities on a when-issued basis or purchase or sell securities on a forward commitment basis only with the intention of completing the transaction and actually purchasing or selling the securities. If deemed advisable as a matter of investment strategy, however, the Funds may dispose of or negotiate a commitment after entering into it. A Fund may also sell securities it has committed to purchase before those securities are delivered to the Fund on the settlement date. The Funds may realize a capital gain or loss in connection with these transactions. For purposes of determining each Fund's duration, the maturity of when-issued or forward commitment securities for fixed-rate obligations will be calculated from the commitment date. Each Fund is generally required to segregate, until three days prior to settlement date, cash and liquid assets in an amount sufficient to meet the purchase price unless the Fund's obligations are otherwise covered. Alternatively, each Fund may enter into offsetting contracts for the forward sale of other securities that it owns. Securities purchased or sold on a when-issued or forward commitment basis involve a risk of loss if the value of the security to be purchased declines prior to the settlement date or if the value of the security to be sold increases prior to the settlement date.

Other Investment Companies

Each Fund reserves the right to invest up to 10% of its total assets, calculated at the time of purchase, in the securities of other investment companies, but may neither invest more than 5% of its total assets in the securities of any one investment company nor acquire more than 3% of the voting securities of any other investment company. Pursuant to an exemptive order obtained from the SEC, the Funds may invest in money market funds for which the Investment Adviser or any of its affiliates serves as investment adviser, administrator and/or distributor. A Fund will indirectly bear its proportionate share of any management fees and other expenses paid by investment companies in which it invests in addition to the management fees and other expenses paid by the Fund. However, to the extent that a Fund invests in a money market fund for which the Investment Adviser or any of its affiliates acts as investment adviser, the management fees payable by the Fund to the Investment Adviser will, to the extent required by the SEC, be reduced by an amount equal to the Fund's proportionate share of the management fees paid by such money market fund to the Investment Adviser or its affiliates. Although the Funds do not expect to do so in the foreseeable future, each Fund is authorized to invest substantially all of its assets in a single open-end investment company or series thereof that has substantially the same investment objective, policies and fundamental restrictions as the Fund.

Core Fixed Income Fund, Global Income Fund and High Yield Fund may also purchase shares of investment companies investing primarily in foreign securities, including "country funds." Country funds have portfolios consisting primarily of securities of issuers located in specified foreign countries or regions. Core Fixed Income, Global Income and High Yield Funds may invest in iShares [sm] and similar securities that invest in securities included in foreign securities indices. iShares [sm] are shares of an investment company that invests substantially all of its assets in securities included in the MSCI indices for specified countries or regions. iShares [sm] are listed on the AMEX and were initially offered to the public in 1996. The market prices of iShares [sm] are expected to fluctuate in accordance with both changes in the NAVs of their underlying indices and supply and demand of iShares [sm] on the AMEX. To date, iShares [sm] have traded at relatively modest discounts and premiums to the NAVs. However, iShares [sm] have a limited operating history and information is lacking regarding the actual performance and trading liquidity of iShares [sm] for extended periods or over complete market cycles. In addition, there is no assurance that the requirements of the AMEX necessary to maintain the listing of iShares [sm] will continue to be met or will remain unchanged. In the event substantial market or other disruptions affecting iShares [sm] should occur in the future, the liquidity and value of a Fund's shares could also be substantially and adversely affected. If such disruptions were to occur, a Fund could be required to reconsider the use of iShares [sm] as part of its investment strategy.

Repurchase Agreements

Each Fund may enter into repurchase agreements with banks, brokers, and dealers which furnish collateral at least equal in value or market price to the amount of their repurchase obligation. In the case of Enhanced Income Fund, Core Fixed Income Fund, Global Income Fund and High Yield Fund, these repurchase agreements may involve foreign government securities. A repurchase agreement is an arrangement under which a Fund purchases securities and the seller agrees to repurchase the securities within a particular time and at a specified price. Custody of the securities is maintained by each Fund's custodian (or sub-custodian). The repurchase price may be higher than the purchase price, the difference being income to a Fund, or the purchase and repurchase prices may be the same, with interest at a stated rate due to a Fund together with the repurchase price on repurchase. In either case, the income to a Fund is unrelated to the interest rate on the security subject to the repurchase agreement.

For purposes of the Act, and generally for tax purposes, a repurchase agreement is deemed to be a loan from a Fund to the seller of the security. For other purposes, it is not always clear whether a court would consider the security purchased by a Fund subject to a repurchase agreement as being owned by a Fund or as being collateral for a loan by a Fund to the seller. In the event of commencement of bankruptcy or insolvency proceedings with respect to the seller of the security before repurchase of the security under a repurchase agreement, a Fund may encounter delay and incur costs before being able to sell the security. Such a delay may involve loss of interest or a decline in value of the security. If the court characterizes the transaction as a loan and a Fund has not perfected a security interest in the security, the Fund may be required to return the security to the seller's estate and be treated as an unsecured creditor of the seller. As an unsecured creditor, a Fund would be at risk of losing some or all of the principal and interest involved in the transaction.

Apart from the risk of bankruptcy or insolvency proceedings, there is also the risk that the seller may fail to repurchase the security. However, if the market value of the security subject to the repurchase agreement becomes less than the repurchase price (including accrued interest), each Fund will direct the seller of the security to deliver additional securities so that the market value of all securities subject to the repurchase agreement equals or exceeds the repurchase price. Certain repurchase agreements which provide for settlement in more than seven days can be liquidated before the nominal fixed term on seven days or less notice. Such repurchase agreements will be regarded as liquid instruments.

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The Funds, together with other registered investment companies having management agreements with the Investment Advisers or their affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Reverse Repurchase Agreements

Each Fund (other than the Enhanced Income Fund) may borrow money by entering into transactions called reverse repurchase agreements. Under these arrangements, a Fund will sell portfolio securities to dealers in U.S. Government Securities or members of the Federal Reserve System, with an agreement to repurchase the security on an agreed date, price and interest payment. In the case of the Core Fixed Income, Global Income and High Yield Funds, these reverse repurchase agreements may involve foreign government securities. Reverse repurchase agreements involve the possible risk that the value of portfolio securities a Fund relinquishes may decline below the price a Fund must pay when the transaction closes. Borrowings may magnify the potential for gain or loss on amounts invested resulting in an increase in the speculative character of a Fund's outstanding shares.

When a Fund enters into a reverse repurchase agreement, it places in a separate custodial account either liquid assets or other high grade debt securities that have a value equal to or greater than the repurchase price. The account is then continuously monitored by the Investment Adviser to make sure that an appropriate value is maintained. Reverse repurchase agreements are considered to be borrowings under the Act.

Non-Diversified Status

Since Global Income Fund and High Yield Municipal Fund are each "non-diversified" under the Act, they are subject only to certain federal tax diversification requirements. Under federal tax laws, Global Income Fund and High Yield Municipal Fund may each, with respect to 50% of its total assets, invest up to 25% of its total assets in the securities of any issuer. With respect to the remaining 50% of each Fund's total assets, (i) the Fund may not invest more than 5% of its total assets in the securities of any one issuer, and (ii) the Fund may not acquire more than 10% of the outstanding voting securities of any one issuer. These tests apply at the end of each quarter of the taxable year and are subject to certain conditions and limitations under the Code. These tests do not apply to investments in United States Government Securities and regulated investment companies.

Portfolio Turnover

Each Fund may engage in active short-term trading to benefit from yield disparities among different issues of securities or among the markets for fixed-income securities, or for other reasons. It is anticipated that the portfolio turnover rate of each Fund will vary from year to year, and may be affected by changes in the holdings of specific issuers, changes in country and currency weightings, cash requirements for redemption of shares and by requirements which enable the Funds to receive favorable tax treatment. The Funds are not restricted by policy with regard to portfolio turnover and will make changes in their investment portfolio from time to time as business and economic conditions as well as market prices may dictate. During the fiscal year ended October 31, 2002, the Core Fixed Income Fund's portfolio turnover increased significantly from the rate from the prior fiscal year because of the Fund's active participation in the mortgage TBA ("to be announced") market. During the fiscal year ended October 31, 2002, the Government Income Fund's portfolio turnover decreased significantly from the rate from the prior fiscal year because the Fund participated less actively in the mortgage TBA market than it had in the prior fiscal year. When a Fund purchases a TBA mortgage, it can either receive the underlying pools of the TBA mortgage or roll it forward a month. The portfolio turnover rate increases when a Fund rolls the TBA forward.

INVESTMENT RESTRICTIONS

The investment restrictions set forth below have been adopted by the Trust as fundamental policies that cannot be changed without the affirmative vote of the holders of a majority of the outstanding voting securities (as defined in the Act) of the affected Fund. In addition, the policies of Short Duration Tax-Free

Fund, Municipal Income Fund and High Yield Municipal Fund to invest, under normal market conditions, 80% of their respective net assets plus any borrowings for investment purposes (measured at the time of purchase) in Municipal Securities the interest on which is exempt from regular federal income tax (i.e., excluded from gross income for federal income tax purposes) and, in the case of Short Duration Tax-Free Fund only, is not a tax preference item under the federal alternative minimum tax, are fundamental policies. The investment objective of each Fund and all other investment policies or practices of the Funds are considered by the Trust not to be fundamental and accordingly may be changed without shareholder approval. As defined in the Act, "a majority of the outstanding voting securities" of a Fund means the vote (i) of 67% or more of the shares of a Fund present at a meeting, if the holders of more than 50% of the outstanding shares of a Fund are present or represented by proxy, or (ii) more than 50% of the shares of a Fund.

For the purposes of the limitations (except for the asset coverage requirement with respect to borrowings), any limitation which involves a maximum percentage shall not be considered violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition or encumbrance of securities or assets of, or borrowings by, a Fund. With respect to the Tax Exempt Funds, the identification of the issuer of a Municipal Security that is not a general obligation is made by the Investment Adviser based on the characteristics of the Municipal Security, the most important of which is the source of funds for the payment of principal and interest on such security.

As a matter of fundamental policy, a Fund may not:

(1) Make any investment inconsistent with the Fund's classification as a diversified company under the Act. This restriction does not, however, apply to any Fund classified as a non-diversified company under the Act;

(2) Invest more than 25% of its total assets in the securities of one or more issuers conducting their principal business activities in the same industry (excluding the U.S. Government or its agencies or instrumentalities). (For the purposes of this restriction, state and municipal governments and their agencies, authorities and instrumentalities are not deemed to be industries; telephone companies are considered to be a separate industry from water, gas or electric utilities; personal credit finance companies and business credit finance companies are deemed to be separate industries; and wholly-owned finance companies are considered to be in the industry of their parents if their activities are primarily related to financing the activities of their parents.) This restriction does not apply to investments in Municipal Securities which have been pre-refunded by the use of obligations of the U.S. Government or any of its agencies or instrumentalities. Each of the Municipal Income, Short Duration Tax-Free and High Yield Municipal Funds may invest 25% or more of the value of its total assets in Municipal Securities which are related in such a way that an economic, business or political development or change affecting one Municipal Security would also affect the other Municipal Securities. These Municipal Securities include (a) Municipal Securities, the interest on which is paid solely from revenues of similar projects such as hospitals, electric utility systems, multi-family housing, nursing homes, commercial facilities (including hotels), steel companies or life care facilities; (b) Municipal Securities whose issuers are in the same state; and (c) industrial development obligations;

(3) Borrow money, except (a) the Fund may borrow from banks (as defined in the Act) or through reverse repurchase agreements in amounts up to 33 1/3% of its total assets (including the amount borrowed); (b) the Fund may, to the extent permitted by applicable law, borrow up to an additional 5% of its total assets for temporary purposes; (c) the

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Fund may obtain such short-term credits as may be necessary for the clearance of purchases and sales of portfolio securities; (d) the Fund may purchase securities on margin to the extent permitted by applicable law; and (e) the Fund may engage in transactions in mortgage dollar rolls which are accounted for as financings;

(4)   Make loans, except through (a) the purchase of debt obligations in accordance with the Fund's investment objective and policies; (b) repurchase agreements with banks, brokers, dealers and other financial institutions; and (c) loans of securities as permitted by applicable law;

(5)   Underwrite securities issued by others, except to the extent that the sale of portfolio securities by the Fund may be deemed to be an underwriting;

(6)(a)   For each Fund other than Core Fixed Income Fund, purchase, hold or deal in real estate, although a Fund may purchase and sell securities that are secured by real estate or interests therein, securities of real estate investment trusts and mortgage-related securities and may hold and sell real estate acquired by a Fund as a result of the ownership of securities;

(6)(b)   In the case of Core Fixed Income Fund, purchase, hold or deal in real estate (including real estate limited partnerships) or oil, gas or mineral leases, although the Fund may purchase and sell securities that are secured by real estate or interests therein, may purchase mortgage-related securities and may hold and sell real estate acquired by the Fund as a result of the ownership of securities;

(7)   Invest in commodities or commodity contracts, except that the Fund may invest in currency and financial instruments and contracts that are commodities or commodity contracts; and

(8)   Issue senior securities to the extent such issuance would violate applicable law.

Notwithstanding any other fundamental investment restriction or policy, each Fund may invest some or all of its assets in a single open-end investment company or series thereof with substantially the same fundamental investment objective, restrictions and policies as the Fund.

In addition to the fundamental policies mentioned above, the Trustees have adopted the following non-fundamental policies which can be changed or amended by action of the Trustees without approval of shareholders.

A Fund may not:

(1)   Invest in companies for the purpose of exercising control or management;

(2)   Invest more than 15% of the Fund's net assets in illiquid investments, including illiquid repurchase agreements with a notice or demand period of more than seven days, securities which are not readily marketable and restricted securities not eligible for resale pursuant to Rule 144A under the 1933 Act;

(3)   Purchase additional securities if the Fund's borrowings (excluding covered mortgage dollar rolls) exceed 5% of its net assets; or

(4)   Make short sales of securities, except short sales against-the-box.

TRUSTEES AND OFFICERS

The business and affairs of the Funds are managed under the direction of the Board of Trustees subject to the laws of the State of Delaware and the Trust's Declaration of Trust. The Trustees are responsible for deciding matters of general policy and reviewing the actions of the Trust's service providers. The officers of the Trust conduct and supervise each Fund's daily business operations.

Trustees of the Trust

Information pertaining to the Trustees of the Trust is set forth below. Trustees who are not deemed to be "interested persons" of the Trust as defined in the Act are referred to as "Independent Trustees." Trustees who are deemed to be "interested persons" of the Trust are referred to as "Interested Trustees."

Independent Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 60	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994–March 1996 and November 1998–Present); Executive Vice President – Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996–November 1998); Director of Arkwright Mutual Insurance Company (1984–1999); Trustee of International House of Philadelphia (program center and residential community for students and professional trainees from the United States and foreign countries) (1989-Present); Member of Cornell University Council (1992-Present); Trustee of the Walnut Street Theater (1992-Present); Trustee, Scholarship America (1998-Present); Director, Private Equity Investors–III and IV (November 1998-Present), and Equity-Limited Investors II (April 2002-Present); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (2000-Present). Chairman of the Board and Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None

Independent Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Patrick T. Harker Age: 44	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (February 2000-Present); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (July 1999-Present); and Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997–August 2000). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Mary P. McPherson Age: 67	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (October 1997-Present); Director, Smith College (1998-Present); Director, Josiah Macy, Jr. Foundation (health educational programs) (1977-Present); Director, Philadelphia Contributionship (insurance) (1985-Present); Director Emeritus, Amherst College (1986–1998); Director, The Spencer Foundation (educational research) (1993-February 2003); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (1997-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Wilma J. Smelcer Age: 53	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); and Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (April 2001-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None

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Independent Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Richard P. Strubel Age: 63	Trustee	Since 1987	President, COO and Director Unext, Inc. (provider of educational services via the internet) (1999-Present); Director, Cantilever Technologies, Inc. (a private software company) (1999-Present); Trustee, The University of Chicago (1987-Present); and Managing Director, Tandem Partners, Inc. (management services firm) (1990–1999).	61	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (57 Portfolios).
			Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).		

Interested Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*Gary D. Black Age: 41	Trustee	Since 2002	Managing Director, Goldman Sachs (June 2001-Present); Executive Vice President, AllianceBernstein (investment adviser) (October 2000 – June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (investment adviser) (January 1999 – October 2000); and Senior Research Analyst Sanford Bernstein (investment adviser) (February 1992 – December 1998). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
*James McNamara Age: 39	Trustee & Vice President	Since 2002 Since 2001	Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998 – December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993 – April 1998). Vice President–Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee–Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
*Alan A. Shuch Age: 53	Trustee	Since 1990	Advisory Director – GSAM (May 1999-Present); Consultant to GSAM (December 1994 – May 1999); and Limited Partner, Goldman Sachs (December 1994 - May 1999). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None

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Interested Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*Kaysie P. Uniacke Age: 42	Trustee	Since 2001	Managing Director, GSAM (1997-Present).	61	None
	& President	Since 2002	Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).		
			President – Goldman Sachs Mutual Fund Complex (2002-Present) (registered investment companies).		
			Assistant Secretary – Goldman Sachs Mutual Fund Complex (1997 – 2002) (registered investment companies).		

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* These persons are considered to be "Interested Trustees" because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

[1] Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs Asset Management, 32 Old Slip, New York, New York, 10005, Attn: Howard B. Surloff.

[2] The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

[3] Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) the date the Trustee attains the age of 72 years (in accordance with the current resolutions of the Board of Trustees, which may be changed by the Trustees without shareholder vote); or (d) the termination of the Trust.

[4] The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of October 31, 2002, the Trust consisted of 55 portfolios, including the Funds described in this Additional Statement, and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

[5] This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e., "public companies") or other investment companies registered under the Act.

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Officers of the Trust

Information pertaining to the officers of the Trust is set forth below.

Officers of the Trust

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
*Kaysie P. Uniacke 32 Old Slip New York, NY 10005 Age: 42	President & Trustee	Since 2002 Since 2001	Managing Director, GSAM (1997-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies). President – Goldman Sachs Mutual Fund Complex (registered investment companies). Assistant Secretary – Goldman Sachs Mutual Fund Complex (1997–2002) (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 38	Treasurer	Since 1997	Vice President, Goldman Sachs (July 1995-Present). Treasurer – Goldman Sachs Mutual Fund Complex (registered investment companies).
Philip V. Giuca, Jr. 32 Old Slip New York, NY 10005 Age: 40	Assistant Treasurer	Since 1997	Vice President, Goldman Sachs (May 1992-Present). Assistant Treasurer – Goldman Sachs Mutual Fund Complex (registered investment companies).
Peter Fortner 32 Old Slip New York, NY 10005 Age: 44	Assistant Treasurer	Since 2000	Vice President, Goldman Sachs (July 2000-Present); Associate, Prudential Insurance Company of America (November 1985–June 2000); and Assistant Treasurer, certain closed-end funds administered by Prudential (1999 and 2000). Assistant Treasurer – Goldman Sachs Mutual Fund Complex (registered investment companies).
Kenneth G. Curran 32 Old Slip New York, NY 10005 Age: 39	Assistant Treasurer	Since 2001	Vice President, Goldman Sachs (November 1998-Present); and Senior Tax Manager, KPMG Peat Marwick (accountants) (August 1995–October 1998). Assistant Treasurer – Goldman Sachs Mutual Fund Complex (registered investment companies).

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Officers of the Trust

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 43	Vice President	Since 1997	Managing Director, Goldman Sachs (October 1999– Present); and Vice President of GSAM (April 1997–December 1999). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
Jesse Cole 4900 Sears Tower Chicago, IL 60606 Age: 39	Vice President	Since 1998	Vice President, GSAM (June 1998-Present); and Vice President, AIM Management Group, Inc. (investment adviser) (April 1996–June 1998). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
Kerry K. Daniels 4900 Sears Tower Chicago, IL 60606 Age: 39	Vice President	Since 2000	Manager, Financial Control – Shareholder Services, Goldman Sachs (1986-Present). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
Mary F. Hoppa 4900 Sears Tower Chicago, IL 60606 Age: 38	Vice President	Since 2000	Vice President, Goldman Sachs (October 1999-Present); and Senior Vice President and Director of Mutual Fund Operations, Strong Capital Management (investment adviser) (January 1987–September 1999). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
Christopher Keller 4900 Sears Tower Chicago, IL 60606 Age: 37	Vice President	Since 2000	Vice President, Goldman Sachs (April 1997–Present). Vice President–Goldman Sachs Mutual Fund Complex (registered investment companies).
James McNamara 32 Old Slip New York, NY 10005 Age: 40	Vice President Trustee	Since 2001 Since 2002	Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998–December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993 – April 1998). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).

Officers of the Trust

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Howard B. Surloff 32 Old Slip New York, NY 10005 Age: 37	Secretary	Since 2001	Managing Director, Goldman Sachs (November 2002–Present); Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (December 1997–Present). Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies) (2001-Present) and Assistant Secretary prior thereto.
Dave Fishman 32 Old Slip New York, NY 10005 Age: 38	Assistant Secretary	Since 2001	Managing Director, Goldman Sachs (December 2001–Present); and Vice President, Goldman Sachs (1997–December 2001). Assistant Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies).
Danny Burke 32 Old Slip New York, NY 10005 Age: 40	Assistant Secretary	Since 2001	Vice President, Goldman Sachs (1987–Present). Assistant Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies).
Elizabeth D. Anderson 32 Old Slip New York, NY 10005 Age: 33	Assistant Secretary	Since 1997	Fund Manager, GSAM (April 1996–Present). Assistant Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies).
Amy E. Curran 32 Old Slip New York, NY 10005 Age: 33	Assistant Secretary	Since 1999	Vice President, Goldman Sachs (June 1999–Present); Assistant General Counsel, Goldman Sachs (2000-Present); Counsel, Goldman Sachs (1998–2000); and Associate, Dechert Price & Rhoads (law firm) (September 1996–1998). Assistant Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies).

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[1] Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

Standing Board Committees

The Board of Trustees has established six standing committees in connection with their governance of the Funds – Audit, Governance and Nominating, Executive, Valuation, Dividend and Schedule E.

The Audit Committee oversees the audit process and provides assistance to the full Board of Trustees with respect to fund accounting, tax compliance and financial statement matters. In performing its responsibilities, the Audit Committee recommends annually to the entire Board of Trustees a firm of independent certified public accountants to audit the books and records of the Trust for the ensuing year, and reviews with the firm the scope and results of each audit. All of the Independent Trustees serve on the Audit Committee. The Audit Committee held three meetings during the fiscal year ended October 31, 2002.

The Governance and Nominating Committee has been established to: (1) assist the Board of Trustees in matters involving mutual fund governance and industry practices; (2) select and nominate candidates for appointment or election to serve as Trustees who are not "interested persons" of the Trust or its investment adviser or distributor (as defined by the Act); and (3) advise the Board of Trustees on ways to improve its effectiveness. All of the Independent Trustees serve on the Governance and Nominating Committee. The Governance and Nominating Committee held one meeting during the fiscal year ended October 31, 2002. As stated above, each Trustee holds office for an indefinite term until the occurrence of certain events. In filling Board vacancies, the Governance and Nominating Committee will consider nominees recommended by shareholders. Nominee recommendations should be submitted to the Trust at its mailing address stated in the Funds' Prospectuses and should be directed to the attention of Goldman Sachs Trust Nominating Committee.

The Executive Committee has the power to conduct the current and ordinary business of the Trust and to exercise powers of the Board of Trustees when the Board is not in session. Ms. Uniacke and Mr. Black serve on the Executive Committee. The Executive Committee did not meet during the fiscal year ended October 31, 2002.

The Valuation Committee is authorized to act for the Board of Trustees in connection with the valuation of portfolio securities held by the Funds in accordance with the Trust's Valuation Procedures. Mr. Shuch and Ms. Uniacke serve on the Valuation Committee. During the fiscal year ended October 31, 2002, the Valuation Committee held five meetings.

The Dividend Committee is authorized, subject to the ratification of Trustees who are not members of the committee, to declare dividends and capital gain distributions consistent with each Fund's Prospectus. Currently, the sole member of the Trust's Dividend Committee is Ms. Uniacke. During the fiscal year ended October 31, 2002, the Dividend Committee held nineteen meetings with respect to the Funds included in this Additional Statement and twenty-four meetings with respect to all of the Funds of the Trust (including the Funds included in this Additional Statement).

The Schedule E Committee is authorized to address potential conflicts of interest regulated by the National Association of Securities Dealers, Inc. ("NASD"). Currently, the Independent Trustees are alternate members of this committee. The Schedule E Committee did not meet during the fiscal year ended October 31, 2002.

Trustee Ownership of Fund Shares

The following table shows the dollar range of shares beneficially owned by each Trustee in the Funds and other portfolios of the Trust and Goldman Sachs Variable Insurance Trust.

Name of Trustee	Dollar Range of Equity Securities in the Funds[1]	Aggregate Dollar Range of Equity Securities in All Portfolios in Fund Complex Overseen By Trustee[2]
Ashok N. Bakhru	Global Income Fund: over $100,000 All Other Funds: None	over $100,000
Gary D. Black[3]	Municipal Income Fund: over $100,000 All Other Funds: None	over $100,000
Patrick T. Harker	None	$50,001 — $100,000
James McNamara[3]	None	over $100,000
Mary P. McPherson	Government Income Fund: $50,001-$100,000 All other Funds: None	over $100,000
Alan A. Shuch	High Yield Fund: over $100,000 All Other Funds: None	over $100,000
Wilma J. Smelcer	None	over $100,000
Richard P. Strubel	None	over $100,000
Kaysie P. Uniacke	Ultra-Short Duration Government Fund: $1-50,000 All Other Funds: None	over $100,000

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[1]   Includes the value of shares beneficially owned by each Trustee in each Fund described in this Additional Statement as of December 31, 2002.

[2]   Includes the Trust and Goldman Sachs Variable Insurance Trust. As of December 31, 2002, the Trust consisted of 55 portfolios, including the Funds described in this Additional Statement, and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

[3]   Messrs. Black and McNamara were elected to the Boards of Trustees of the Trust and Goldman Sachs Variable Insurance Trust on December 16, 2002.

As of February 1, 2003, the Trustees and officers of the Trust as a group owned less than 1% of the outstanding shares of beneficial interest of each Fund.

Board Compensation

The Trust pays each Independent Trustee an annual fee for his or her services as a Trustee of the Trust, plus an additional fee for each regular and special telephonic Board meeting, Governance and Nominating Committee meeting and Audit Committee meeting attended by such Trustee. The Independent Trustees are also reimbursed for travel expenses incurred in connection with attending such meetings. The Trust may also pay the incidental costs of a Trustee to attend training or other types of conferences relating to the investment company industry.

The following table sets forth certain information with respect to the compensation of each Trustee of the Trust for the fiscal year ended October 31, 2002:

Name of Trustee	Aggregate Compensation from the Funds	Pension or Retirement Benefits Accrued as Part of the Trust's Expenses	Total Compensation From Fund Complex (including the Funds)[2]
Ashok N. Bakhru[1]	$25,036	$ —	$167,000
Gary D. Black[3]	—	—	—
David B. Ford[4]	—	—	—
Patrick T. Harker	18,606	—	124,500
James McNamara[3]	—	—	—
Mary P. McPherson	18,606	—	124,500
Alan A. Shuch	—	—	—
Richard P. Strubel	18,606	—	124,500
Wilma J. Smelcer	18,606	—	124,500
Kaysie P. Uniacke	—	—	—

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[1] Includes compensation as Board Chairman.

[2] The Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. The Trust consisted of 55 portfolios and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios as of October 31, 2002.

[3] Messrs. Black and McNamara were elected to the Boards of Trustees of the Trust and Goldman Sachs Variable Insurance Trust on December 16, 2002.

[4] Mr. Ford resigned from the Boards of Trustees of the Trust and Goldman Sachs Variable Insurance Trust effective December 16, 2002.

Miscellaneous

Class A Shares of the Funds may be sold at net asset value without payment of any sales charge to Goldman Sachs, its affiliates and their respective officers, partners, directors or employees (including retired employees and former partners), any partnership of which Goldman Sachs is a general partner, any Trustee or officer of the Trust and designated family members of any of the above individuals. These and the Funds' other sales load waivers are due to the nature of the investors and/or the reduced sales effort and expense that are needed to obtain such investments.

The Trust, its Investment Advisers and principal underwriter have adopted codes of ethics under Rule 17j-1 of the Act that permit personnel subject to their particular codes of ethics to invest in securities, including securities that may be purchased or held by the Funds.


Investment Advisers


As stated in the Funds' Prospectuses, GSAM, 32 Old Slip, New York, New York 10005, a business unit of the Investment Management Division of Goldman Sachs, serves as the Investment Adviser to Enhanced Income Fund, Short Duration Tax-Free Fund, Government Income Fund, Municipal Income Fund, Core Fixed Income Fund, High Yield Municipal Fund and High Yield Fund pursuant to a Management Agreement. GSFM, 32 Old Slip, New York, New York 10005, serves as the Investment Adviser to Ultra-Short Duration Government Fund and Short Duration Government Fund pursuant to a Management

Agreement. GSFM, a Delaware limited partnership, is an affiliate of Goldman Sachs. GSAMI, Procession House, 55 Ludgate Hill, London, England EC4M 7JW, an affiliate of Goldman Sachs, serves as Investment Adviser to Global Income Fund pursuant to a Management Agreement. As a company with unlimited liability under the laws of England, GSAMI is regulated by the Investment Management Regulatory Organization Limited, a United Kingdom self-regulatory organization, in the conduct of its investment advisory business. GSAMI is also an affiliate of Goldman Sachs. See "Service Providers" in the Funds' Prospectuses for a description of the applicable Investment Adviser's duties to the Funds.

The Goldman Sachs Group, L.P., which controlled the Investment Advisers, merged into The Goldman Sachs Group, Inc., as a result of an initial public offering in 1999.

Founded in 1869, Goldman Sachs is among the oldest and largest investment banking firms in the United States. Goldman Sachs is a leader in developing portfolio strategies and in many fields of investing and financing, participating in financial markets worldwide and serving individuals, institutions, corporations and governments. Goldman Sachs also is among the principal market sources for current and thorough information on companies, industrial sectors, markets, economies and currencies, and trades and makes markets in a wide range of equity and debt securities 24 hours a day. The firm is headquartered in New York and has offices throughout the United States and in Beijing, Frankfurt, George Town, Hong Kong, London, Madrid, Mexico City, Milan, Montreal, Paris, Sao Paulo, Seoul, Shanghai, Singapore, Stockholm, Sydney, Taipei, Tokyo, Toronto, Vancouver and Zurich. It has trading professionals throughout the United States, as well as in London, Tokyo, Hong Kong and Singapore. The active participation of Goldman Sachs in the world's financial markets enhances its ability to identify attractive investments. Goldman Sachs has agreed to permit the Funds to use the name "Goldman Sachs" or a derivative thereof as part of each Fund's name for as long as a Fund's Management Agreement is in effect.

The Investment Advisers are able to draw on the substantial research and market expertise of Goldman Sachs, whose investment research effort is one of the largest in the industry. The Goldman Sachs Global Investment Research Department covers approximately 2,400 companies, over 50 economies and over 25 markets. The in-depth information and analyses generated by Goldman Sachs' research analysts are available to the Investment Advisers.

For more than a decade, Goldman Sachs has been among the top-ranked firms in Institutional Investor's annual "All-America Research Team" survey. In addition, many of Goldman Sachs' economists, securities analysts, portfolio strategists and credit analysts have consistently been highly ranked in respected industry surveys conducted in the United States and abroad. Goldman Sachs is also among the leading investment firms using quantitative analytics (now used by a growing number of investors) to structure and evaluate portfolios. For example, Goldman Sachs' options evaluation model analyzes a security's term, coupon and call option, providing an overall analysis of the security's value relative to its interest risk.

In planning the Tax Exempt Funds' strategies, the portfolio managers also evaluate and monitor individual issues by using analytical techniques that have traditionally been applied to corporate bonds and Mortgage-Backed Securities. In particular, the Investment Adviser's embedded option valuation model provides a picture of an individual security's relative value and the portfolio's overall interest rate risk. By constantly reviewing the positions of securities within the portfolio, the Investment Adviser looks for opportunities to enhance the Tax Exempt Funds' yields by fine-tuning the portfolio, using quantitative tools designed for municipal portfolio management. The Investment Adviser, which managed approximately $9.2 billion in tax-free securities as of December 31, 2002, has assembled an experienced team of professionals for selection of the Tax Exempt Funds' portfolio securities.

In structuring Ultra-Short Duration Government Fund's and Short Duration Government Fund's respective securities portfolio, the Investment Adviser will review the existing overall economic and

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mortgage market trends. The Investment Adviser will then study yield spreads, the implied volatility and the shape of the yield curve. The Investment Adviser will then apply this analysis to a list of eligible securities that meet the respective Fund's investment guidelines. With respect to Ultra-Short Duration Government Fund, this analysis is used to plan a two-part portfolio, which will consist of a core portfolio of ARMs and a "relative value" portfolio of other mortgage assets that can enhance portfolio returns and lower risk (such as investments in CMO floating-rate tranches and interest-only SMBS).

With respect to Ultra-Short Duration Government Fund, Short Duration Government Fund, Government Income Fund, Core Fixed Income Fund and High Yield Fund, the applicable Investment Adviser expects to utilize Goldman Sachs' sophisticated option-adjusted analytics to help make strategic asset allocations within the markets for U.S. Government Securities, Mortgage-Backed Securities and other securities and to employ this technology periodically to re-evaluate the Funds' investments as market conditions change. Goldman Sachs has also developed a prepayment model designed to estimate mortgage prepayments and cash flows under different interest rate scenarios. Because a Mortgage-Backed Security incorporates the borrower's right to prepay the mortgage, the Investment Adviser uses a sophisticated option-adjusted spread (OAS) model to measure expected returns. A security's OAS is a function of the level and shape of the yield curve, volatility and the applicable Investment Adviser's expectation of how a change in interest rates will affect prepayment levels. Since the OAS model assumes a relationship between prepayments and interest rates, the Investment Adviser considers it a better way to measure a security's expected return and absolute and relative values than yield to maturity. In using OAS technology, the Investment Adviser will first evaluate the absolute level of a security's OAS and consider its liquidity and its interest rate, volatility and prepayment sensitivity. The Investment Adviser will then analyze its value relative to alternative investments and to its own investments. The Investment Adviser will also measure a security's interest rate risk by computing an option adjusted duration (OAD). The Investment Adviser believes a security's OAD is a better measurement of its price sensitivity than cash flow duration, which systematically misstates portfolio duration. The Investment Adviser also evaluates returns for different mortgage market sectors and evaluates the credit risk of individual securities. This sophisticated technical analysis allows the Investment Adviser to develop portfolio and trading strategies using Mortgage-Backed Securities that are believed to be superior investments on a risk-adjusted basis and which provide the flexibility to meet the respective Fund's duration targets and cash flow pattern requirements.

Because the OAS is adjusted for the differing characteristics of the underlying securities, the OAS of different Mortgage-Backed Securities can be compared directly as an indication of their relative value in the market. The Investment Adviser also expects to use OAS-based pricing methods to calculate projected security returns under different, discrete interest rate scenarios, and Goldman Sachs' proprietary prepayment model to generate yield estimates under these scenarios. The OAS, scenario returns, expected returns, and yields of securities in the mortgage market can be combined and analyzed in an optimal risk-return matching framework.

The Investment Adviser will use OAS analytics to choose what they believe is an appropriate portfolio of investments for Ultra-Short Duration Government Fund, Short Duration Government Fund, Government Income Fund, Core Fixed Income Fund and High Yield Fund from a universe of eligible investments. In connection with initial portfolio selections, in addition to using OAS analytics as an aid to meeting each Fund's particular composition and performance targets, the Investment Adviser will also take into account important market criteria like the available supply and relative liquidity of various mortgage securities in structuring the portfolio.

The Investment Adviser also expects to use OAS analytics to evaluate the mortgage market on an ongoing basis. Changes in the relative value of various Mortgage-Backed Securities could suggest tactical trading opportunities for the Funds. The Investment Adviser will have access to both current market analysis as well as historical information on the relative value relationships among different Mortgage-Backed

Securities. Current market analysis and historical information is available in the Goldman Sachs database for most actively traded Mortgage-Backed Securities.

Goldman Sachs has agreed to provide the Investment Adviser, on a non-exclusive basis, use of its mortgage prepayment model, OAS model and any other proprietary services which it now has or may develop, to the extent such services are made available to other similar customers. Use of these services by the Investment Adviser with respect to a Fund does not preclude Goldman Sachs from providing these services to third parties or using such services as a basis for trading for its own account or the account of others.

With respect to the Enhanced Income Fund, the Investment Adviser will review the existing overall economic trends in structuring the Fund's securities portfolio. The Investment Adviser will then study yield spreads, the implied volatility and the shape of the yield curve. The Investment Adviser will then apply this analysis to a list of eligible securities that meet the Fund's investment guidelines. The Investment Adviser expects to utilize Goldman Sachs' sophisticated option-adjusted analytics to help make strategic asset allocations within the markets for U.S. Government and other securities and to employ this technology periodically to re-evaluate the Fund's investments as market conditions change.

The fixed-income research capabilities of Goldman Sachs available to the Investment Advisers include the Goldman Sachs Fixed Income Research Department and the Credit Department. The Fixed Income Research Department monitors developments in U.S. and foreign fixed-income markets, assesses the outlooks for various sectors of the markets and provides relative value comparisons, as well as analyzes trading opportunities within and across market sectors. The Fixed Income Research Department is at the forefront in developing and using computer-based tools for analyzing fixed-income securities and markets, developing new fixed-income products and structuring portfolio strategies for investment policy and tactical asset allocation decisions. The Credit Department tracks specific governments, regions and industries and from time to time may review the credit quality of a Fund's investments.

In addition to fixed-income research and credit research, the Investment Adviser, in managing Global Income Fund, is supported by Goldman Sachs' economics research. The Economics Research Department, based in London, conducts economic, financial and currency markets research which analyzes economic trends and interest and exchange rate movements worldwide. The Economics Research Department tracks factors such as inflation and money supply figures, balance of trade figures, economic growth, commodity prices, monetary and fiscal policies, and political events that can influence interest rates and currency trends. The success of Goldman Sachs' international research team has brought wide recognition to its members. The team has earned top rankings in various external surveys such as Extel, Institutional Investor and Reuters. These rankings acknowledge the achievements of the firm's economists, strategists and equity analysts.

In allocating assets in Global Income Fund's portfolio among currencies, the Investment Adviser will have access to the Global Asset Allocation Model. The model is based on the observation that the prices of all financial assets, including foreign currencies, will adjust until investors globally are comfortable holding the pool of outstanding assets. Using the model, the Investment Adviser will estimate the total returns from each currency sector which are consistent with the average investor holding a portfolio equal to the market capitalization of the financial assets among those currency sectors. These estimated equilibrium returns are then combined with the expectations of Goldman Sachs' research professionals to produce an optimal currency and asset allocation for the level of risk suitable for a Fund given its investment objectives and criteria.

The Management Agreements provide that GSAM, GSFM and GSAMI, in their capacity as Investment Advisers, may each render similar services to others so long as the services under the Management

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Agreements are not impaired thereby. The Management Agreements were most recently approved by the Trustees of the Trust, including a majority of the Trustees of the Trust who are not parties to such agreements or "interested persons" (as such term is defined in the Act) of any party thereto (the "non-interested Trustees"), on April 24, 2002. At that meeting the Board of Trustees reviewed the written and oral presentations provided by the Investment Advisers in connection with the Trustees' consideration of the Management Agreements. The Trustees also reviewed, with the advice of legal counsel, their responsibilities under applicable law. The Trustees considered, in particular, the Funds' respective management fee rates; the Funds' respective operating expense ratios; the Investment Advisers' current and prospective fee waivers and expense reimbursements for the respective Funds; and the investment performance of the Funds for the prior year and longer time periods. The information on these matters was also compared to similar information for other mutual funds. In addition, the Trustees considered the Funds' management fee structures in comparison to the structures used by other mutual funds; the revenues received by the Investment Advisers and their affiliates from the Funds for their investment management services and for other, non-investment management services, and their expenses in providing such services; the brokerage and research services received in connection with the placement of brokerage transactions for the Funds; and the Funds' asset levels and possible economies of scale. The Trustees also considered the personnel and resources of the Investment Advisers, the overall nature and quality of the Investment Advisers' services and the specific provisions of the Management Agreements. After consideration of the Investment Advisers' presentations, the Non-Interested Trustees discussed at greater length in executive session the fairness and reasonableness of the Management Agreements to the Funds and their shareholders and concluded that the Management Agreements should be reapproved and continued in the interests of the Funds and their shareholders. The applicable Fund's Management Agreement was approved by the shareholders of Ultra-Short Duration Government Fund on October 30, 1991, the shareholders of Short Duration Government Fund on March 27, 1989, the sole initial shareholder of Short Duration Tax-Free Fund on September 25, 1992, the sole initial shareholder of Core Fixed Income Fund on October 29, 1993, the sole initial shareholder of High Yield Municipal Fund on March 1, 2000, the sole initial shareholder of Enhanced Income Fund on July 28, 2000, and the shareholders of each other Fund on April 21, 1997. Each Management Agreement will remain in effect until June 30, 2003 and will continue in effect with respect to the applicable Fund from year to year thereafter provided such continuance is specifically approved at least annually by (i) the vote of a majority of the outstanding voting securities of such Fund or a majority of the Trustees of the Trust, and (ii) the vote of a majority of the non-interested Trustees of the Trust cast in person at a meeting called for the purpose of voting on such approval.

Each Management Agreement will terminate automatically if assigned (as defined in the Act). Each Management Agreement is also terminable at any time without penalty by the Trustees of the Trust or by vote of a majority of the outstanding voting securities of a Fund on 60 days' written notice to the applicable Investment Adviser or by the Investment Adviser on 60 days' written notice to the Trust.

Pursuant to the Management Agreements, the Investment Advisers are entitled to receive the fees set forth below, payable monthly based on such Fund's average daily net assets. In addition, as of the date of this Additional Statement the Investment Advisers are voluntarily limiting their management fees for certain Funds to the annual rates also listed below:

Fund	Management Fee with Limitations	Management Fee without Limitations
GSAM		
Enhanced Income	.20%	.25%
Short Duration Tax-Free	.35%	.40%
Government Income	.54%	.65%
Municipal Income	.50%	.55%
Core Fixed Income	.40%	.40%
High Yield Municipal	.55%	.55%
High Yield	.70%	.70%
GSFM		
Ultra-Short Duration Government	.40%	.40%
Short Duration Government	.50%	.50%
GSAMI		
Global Income	.65%	.90%

GSAM, GSFM and GSAMI may discontinue or modify the above limitations in the future at their discretion.

For the fiscal years ended October 31, 2002, 2001 and 2000, the amounts of the fees (net of expense limitations) incurred by each Fund then in existence under the Management Agreements were as follows:

Fund	Fiscal Year ended October 31, 2002	Fiscal Year ended October 31, 2001	Fiscal Year ended October 31, 2000
Enhanced Income[1]	$4,305,380	$ 845,046	$ 53,061
Ultra-Short Duration Government	8,056,465	928,306	1,026,314
Short Duration Government	2,389,845	1,089,175	963,322
Short Duration Tax-Free[2]	573,515	216,855	269,845
Government Income[3]	1,466,030	870,489	596,709
Municipal Income[4]	1,109,433	826,833	575,313
Core Fixed Income	3,714,047	2,095,811	1,392,274
Global Income[5]	3,080,564	3,623,306	3,800,975
High Yield Municipal[6]	4,875,959	2,348,183	629,665
High Yield	9,620,247	7,485,632	5,927,364

---

[1]   Enhanced Income Fund commenced operations on August 2, 2000. Had expense limitations not been in effect, Enhanced Income Fund would have paid advisory fees of $5,381,725, $1,056,308 and $53,061, respectively, for the fiscal year ended October 31, 2002, the fiscal year ended October 31, 2001 and the period ended October 31, 2000.

[2]   Had expense limitations not been in effect, Short Duration Tax-Free Fund would have paid advisory fees of $655,444, $247,834 and $308,418, respectively, for the years ended October 31, 2002, October 31, 2001 and October 31, 2000.

[3]   Had expense limitations not been in effect, Government Income Fund would have paid advisory fees of $1,764,665, $1,047,811 and $718,266, respectively, for the years ended October 31, 2002, October 31, 2001 and October 31, 2000.

[4]   Had expense limitations not been in effect, Municipal Income Fund would have paid advisory fees of $1,220,376, $909,517 and $632,962, respectively, for the years ended October 31, 2002, October 31, 2001 and October 31, 2000.

[5]   Had expense limitations not been in effect, Global Income Fund would have paid advisory fees of $4,265,398, $5,016,885 and $5,262,870, respectively, for the years ended October 31, 2002, October 31, 2001 and October 31, 2000.

[6]   High Yield Municipal Fund commenced operations on April 3, 2000.

Each Investment Adviser performs administrative services for the applicable Funds under the Management Agreement. Such administrative services include, subject to the general supervision of the Trustees of the Trust, (i) providing supervision of all aspects of the Funds' non-investment operations (other than certain operations performed by others pursuant to agreements with the Funds); (ii) providing the Funds, to the extent not provided pursuant to the agreement with the Trust's custodian, transfer and dividend disbursing agent or agreements with other institutions, with personnel to perform such executive, administrative and clerical services as are reasonably necessary to provide effective administration of the Funds; (iii) arranging, to the extent not provided pursuant to such agreements, for the preparation, at the Funds' expense, of each Fund's tax returns, reports to shareholders, periodic updating of the Funds' prospectuses and statements of additional information, and reports filed with the SEC and other regulatory authorities; (iv) providing the Funds, to the extent not provided pursuant to such agreements, with adequate office space and certain related office equipment and services; and (v) maintaining all of the Funds' records other than those maintained pursuant to such agreements.

Activities of Goldman Sachs and Its Affiliates and Other Accounts Managed by Goldman Sachs. The involvement of the Investment Adviser and Goldman Sachs and their affiliates, in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to the Funds or impede their investment activities.

Goldman Sachs and its affiliates, including, without limitation, the Investment Advisers and their advisory affiliates have proprietary interests in, and may manage or advise with respect to, accounts or funds (including separate accounts and other funds and collective investment vehicles) which have investment objectives similar to those of the Funds and/or which engage in transactions in the same types of securities, currencies and instruments as the Funds. Goldman Sachs and its affiliates are also major participants in the global currency, equities, swap and fixed-income markets, in each case both on a proprietary basis and for the accounts of customers. As such, Goldman Sachs and its affiliates are actively engaged in transactions in the same securities, currencies, and instruments in which the Funds invest. Such activities could affect the prices and availability of the securities, currencies, and instruments in which the Funds invest, which could have an adverse impact on each Fund's performance. Such transactions, particularly in respect of proprietary accounts or customer accounts other than those included in the Investment Advisers' and their advisory affiliates' asset management activities, will be executed independently of the Funds' transactions and thus at prices or rates that may be more or less favorable. When the Investment Advisers and their advisory affiliates seek to purchase or sell the same assets for their managed accounts, including the Funds, the assets actually purchased or sold may be allocated among the accounts on a basis determined in their good faith discretion to be equitable. In some cases, this system may adversely affect the size or the price of the assets purchased or sold for the Funds.

From time to time, the Funds' activities may be restricted because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions. As a result, there may be periods, for example, when the Investment Advisers, and/or their affiliates, will not initiate or recommend certain types of transactions in certain securities or instruments with

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respect to which the Investment Advisers and/or their affiliates are performing services or when position limits have been reached.

In connection with their management of the Funds, the Investment Advisers may have access to certain fundamental analysis and proprietary technical models developed by Goldman Sachs and other affiliates. The Investment Advisers will not be under any obligation, however, to effect transactions on behalf of the Funds in accordance with such analysis and models. In addition, neither Goldman Sachs nor any of its affiliates will have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Funds and it is not anticipated that the Investment Advisers will have access to such information for the purpose of managing the Funds. The proprietary activities or portfolio strategies of Goldman Sachs and its affiliates or the activities or strategies used for accounts managed by them or other customer accounts could conflict with the transactions and strategies employed by the Investment Advisers in managing the Funds.

The results of each Fund's investment activities may differ significantly from the results achieved by the Investment Advisers and their affiliates for their proprietary accounts or other accounts (including investment companies or collective investment vehicles) managed or advised by them. It is possible that Goldman Sachs and its affiliates and such other accounts will achieve investment results which are substantially more or less favorable than the results achieved by a Fund. Moreover, it is possible that a Fund will sustain losses during periods in which Goldman Sachs and its affiliates achieve significant profits on their trading for proprietary or other accounts. The opposite result is also possible.

The investment activities of Goldman Sachs and its affiliates for their proprietary accounts and accounts under their management may also limit the investment opportunities for the Funds in certain emerging and other markets in which limitations are imposed upon the aggregate amount of investment, in the aggregate or individual issuers, by affiliated foreign investors.

An investment policy committee which may include partners of Goldman Sachs and its affiliates may develop general policies regarding a Fund's activities, but will not be involved in the day-to-day management of such Fund. In such instances, those individuals may, as a result, obtain information regarding the Fund's proposed investment activities which is not generally available to the public. In addition, by virtue of their affiliation with Goldman Sachs, any such member of an investment policy committee will have direct or indirect interests in the activities of Goldman Sachs and its affiliates in securities, currencies and investments similar to those in which the Fund invests.

In addition, certain principals and certain employees of the Investment Advisers are also principals or employees of Goldman Sachs or its affiliated entities. As a result, the performance by these principals and employees of their obligations to such other entities may be a consideration of which investors in the Funds should be aware.

The Investment Advisers may enter into transactions and invest in instruments and, in the case of the Core Fixed Income, Global Income and High Yield Funds, currencies on behalf of the applicable Funds in which customers of Goldman Sachs (or, to the extent permitted by the SEC, Goldman Sachs) serve as the counterparty, principal or issuer. In such cases, such party's interests in the transaction will be adverse to the interests of the Funds, and such party may have no incentive to assure that the Funds obtain the best possible prices or terms in connection with the transactions. Goldman Sachs and its affiliates may also create, write or issue derivative instruments for customers of Goldman Sachs or its affiliates, the underlying securities, currencies or instruments of which may be those in which the Funds invest or which may be based on the performance of a Fund. The Funds may, subject to applicable law, purchase investments which are the subject of an underwriting or other distribution by Goldman Sachs or its affiliates and may also enter into

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transactions with other clients of Goldman Sachs or its affiliates where such other clients have interests adverse to those of a Fund. At times, these activities may cause departments of Goldman Sachs or its affiliates to give advice to clients that may cause these clients to take actions adverse to the interests of a Fund. To the extent affiliated transactions are permitted, the Funds will deal with Goldman Sachs and its affiliates on an arms-length basis.

Each Fund will be required to establish business relationships with its counterparties based on the Fund's own credit standing. Neither Goldman Sachs nor its affiliates will have any obligation to allow their credit to be used in connection with a Fund's establishment of its business relationships, nor is it expected that a Fund's counterparties will rely on the credit of Goldman Sachs or any of its affiliates in evaluating the Fund's creditworthiness.

From time to time, Goldman Sachs or any of its affiliates may, but is not required to, purchase and hold shares of a Fund in order to increase the assets of the Fund. Increasing a Fund's assets may enhance investment flexibility and diversification and may contribute to economies of scale that tend to reduce a Fund's expense ratio. Goldman Sachs reserves the right to redeem at any time some or all of the shares of a Fund acquired for its own account. A large redemption of shares of a Fund by Goldman Sachs could significantly reduce the asset size of the Fund, which might have an adverse effect on the Fund's investment flexibility, portfolio diversification and expense ratio. Goldman Sachs will consider the effect of redemptions on a Fund and other shareholders in deciding whether to redeem its shares.

It is possible that a Fund's holdings will include securities of entities for which Goldman Sachs performs investment banking services as well as securities of entities in which Goldman Sachs makes a market. In making investment decisions for the Funds, the Investment Adviser is not permitted to obtain or use material non-public information acquired by any division, department or affiliate of Goldman Sachs in the course of these activities. In addition, from time to time, Goldman Sachs' activities may limit the Funds' flexibility in purchases and sales of securities. When Goldman Sachs is engaged in an underwriting or other distribution of securities of an entity, the Investment Advisers may be prohibited from purchasing or recommending the purchase of certain securities of that entity for the Funds.

Distributor and Transfer Agent

Goldman Sachs, 85 Broad Street, New York, New York 10004 serves as the exclusive distributor of shares of the Funds pursuant to a "best efforts" arrangement as provided by a distribution agreement with the Trust on behalf of each Fund. Shares of the Funds are offered and sold on a continuous basis by Goldman Sachs, acting as agent. Pursuant to the distribution agreement, after the Funds' Prospectuses and periodic reports have been prepared, set in type and mailed to shareholders, Goldman Sachs will pay for the printing and distribution of copies thereof used in connection with the offering to prospective investors. Goldman Sachs will also pay for other supplementary sales literature and advertising costs. Goldman Sachs may enter into sales agreements with certain investment dealers and other financial service firms (the "Authorized Dealers") to solicit subscriptions for Class A, Class B and Class C Shares of each of the Funds that offer such classes of shares. Goldman Sachs receives a portion of the sales load imposed on the sale, in the case of Class A Shares, or redemption in the case of Class A, Class B and Class C Shares, of such Fund shares. Goldman Sachs retained approximately the following combined commissions on sales of Class A, B and C Shares during the following periods:

	Fiscal year ended October 31, 2002	Fiscal year ended October 31, 2001	Fiscal year ended October 31, 2000
Enhanced Income[1]	$ 10,000	$ 5,000	$ 1,000
Ultra-Short Duration Government[2]	98,000	8,000	7,000
Short Duration Government	188,000	97,000	8,000
Short Duration Tax-Free	218,000	53,000	26,000
Government Income	109,000	79,000	42,000
Municipal Income	196,000	91,000	22,000
Core Fixed Income	494,000	270,000	112,000
Global Income	55,000	47,000	104,000
High Yield Municipal[3]	1,365,000	767,000	636,000
High Yield	2,036,000	1,306,000	496,000

---

[1] Enhanced Income Fund commenced operations on August 2, 2000 and does not offer Class B and C Shares.

[2] Ultra-Short Duration Government does not offer Class B and C Shares.

[3] High Yield Municipal Fund commenced operations on April 3, 2000.

Goldman Sachs, 4900 Sears Tower, Chicago, IL 60606 serves as the Trust's transfer and dividend disbursing agent. Under its transfer agency agreement with the Trust, Goldman Sachs has undertaken with the Trust with respect to each Fund to: (i) record the issuance, transfer and redemption of shares; (ii) provide purchase and redemption confirmations and quarterly statements, as well as certain other statements; (iii) provide certain information to the Trust's custodian and the relevant subcustodian in connection with redemptions; (iv) provide dividend crediting and certain disbursing agent services; (v) maintain shareholder accounts; (vi) provide certain state Blue Sky and other information; (vii) provide shareholders and certain regulatory authorities with tax-related information; (viii) respond to shareholder inquiries; and (ix) render certain other miscellaneous services. For its transfer agency services, Goldman Sachs is entitled to receive a transfer agency fee equal, on an annualized basis, to 0.04% of average daily net assets with respect to each Fund's Institutional and Service Shares and 0.19% of average daily net assets with respect to each Fund's Class A, Class B and Class C Shares (less transfer agency expenses borne by a share class).

As compensation for the services rendered to the Trust by Goldman Sachs as transfer and dividend disbursing agent and the assumption by Goldman Sachs of the expenses related thereto, Goldman Sachs received fees for the fiscal years ended October 31, 2002, 2001 and 2000, from each Fund then in existence as follows under the fee schedules then in effect:

	Fiscal year ended October 31, 2002			
	Class A, B and C Shares	Institutional Shares	Service Shares	Administration Shares
Enhanced Income Fund	$1,037,614	$639,254	$ —	$3,377
Ultra-Short Duration Government Fund	975,811	585,639	14,574	—
Short Duration Government Fund	419,093	99,614	3,344	—
Short Duration Tax-Free Fund	171,902	29,329	26	—
Government Income Fund	422,143	16,077	3,646	—
Municipal Income Fund	225,477	41,177	109	—
Core Fixed Income Fund	506,213	254,178	10,655	—
Global Income Fund	603,435	61,961	573	—
High Yield Municipal Fund	951,827	154,231	—	—
High Yield Fund	1,438,439	246,705	194	—

	Fiscal year ended October 31, 2001			
	Class A, B and C Shares	Institutional Shares	Service Shares	Administration Shares
Enhanced Income Fund	$ 61,022	$155,336	$ —	$826
Ultra-Short Duration Government Fund	82,632	72,491	2,943	—
Short Duration Government Fund	106,870	61,717	2,918	—
Short Duration Tax-Free Fund	52,712	13,669	18	—
Government Income Fund	269,417	6,154	1,607	—
Municipal Income Fund	172,163	29,898	3	—
Core Fixed Income Fund	273,139	143,787	8,291	—
Global Income Fund	613,072	93,223	682	—
High Yield Municipal Fund	467,339	72,390	—	—
High Yield Fund	1,033,531	209,998	166	—

	Fiscal year ended October 31, 2000			
	Class A, B and C Shares	Institutional Shares	Service Shares	Administration Shares
Enhanced Income Fund[1]	$ 1,191	$ 8,239	$ —	$ —
Ultra-Short Duration Government Fund	52,201	91,456	186	—
Short Duration Government Fund	101,579	52,884	2,524	—
Short Duration Tax-Free Fund	45,638	21,186	37	—
Government Income Fund	195,632	2,876	139	—
Municipal Income Fund	179,622	8,215	1	—
Core Fixed Income Fund	192,375	95,245	3,473	—
Global Income Fund	567,626	113,796	609	—
High Yield Municipal Fund[2]	106,983	23,261	—	—
High Yield Fund	1,026,511	122,429	172	—

[1] Enhanced Income Fund commenced operations on August 2, 2000.

[2] High Yield Municipal Fund commenced operations on April 3, 2000.

The foregoing distribution and transfer agency agreements each provide that Goldman Sachs may render similar services to others so long as the services each provides thereunder to the Funds are not impaired thereby. Each such agreement also provides that the Trust will indemnify Goldman Sachs against certain liabilities.

Expenses

The Trust, on behalf of each Fund, is responsible for the payment of each Fund's respective expenses. The expenses include, without limitation, the fees payable to the Investment Advisers, service fees, shareholder administration fees and administration fees paid to Service Organizations, the fees and expenses of the Trust's custodian and subcustodians, transfer agent fees and expenses, brokerage fees and commissions, filing fees for the registration or qualification of the Trust's shares under federal or state securities laws, expenses of the organization of the Trust, fees and expenses incurred by the Trust in connection with membership in investment company organizations, taxes, interest, costs of liability insurance, fidelity bonds or indemnification, any costs, expenses or losses arising out of any liability of, or claim for damages or other relief asserted against, the Trust for violation of any law, legal, tax and auditing fees and expenses (including the cost of legal and certain accounting services rendered by employees of Goldman Sachs, or its affiliates, with respect to the Trust), expenses of preparing and setting in type Prospectuses, Additional Statements, proxy material, reports and notices and the printing and distributing of the same to the Trust's shareholders and regulatory authorities, any expenses assumed by a Fund pursuant to its distribution and service plans, any compensation and expenses of its "non-interested" Trustees and extraordinary expenses, if any, incurred by the Trust. Except for fees and expenses under any service plan, administration plan, shareholder administration plan or distribution and service plan applicable to a particular class and transfer agency fees and expenses, all Fund expenses are borne on a non-class specific basis.

The imposition of the Investment Advisers' fees, as well as other operating expenses, will have the effect of reducing the total return to investors. From time to time, the Investment Advisers may waive receipt of fees and/or voluntarily assume certain expenses of a Fund, which would have the effect of lowering that Fund's overall expense ratio and increasing total return to investors at the time such amounts are waived or assumed, as the case may be.

As of the date of this Additional Statement, the Investment Advisers have agreed to reduce or limit certain "Other Expenses" (excluding management fees, service share fees, shareholder administration fees, administration fees, distribution and service fees, transfer agency fees, taxes, interest, brokerage fees and litigation, indemnification, shareholder meeting and other extraordinary expenses) to the extent such expenses exceed to the following percentage of each Fund's average daily net assets:

Fund	Other Expenses
Enhanced Income	0.01%
Ultra-Short Duration Government	0.05%
Short Duration Government	0.00%
Short Duration Tax-Free	0.00%
Government Income	0.00%
Municipal Income	0.00%
Core Fixed Income	0.10%
Global Income	0.00%
High Yield Municipal	0.00%
High Yield	0.02%

Such reductions or limits are calculated monthly on a cumulative basis during the Funds' fiscal year. The Investment Advisers may modify or discontinue such expense limitations or the limitations on the management fees, described above under "Management — Investment Advisers," in the future at their discretion. For the fiscal years ended October 31, 2002, 2001 and 2000, "Other Expenses" of each Fund were reduced by the Investment Advisers in the following amounts under expense limitations that were then in effect:

Reimbursements

Fund	Fiscal year ended October 31, 2002	Fiscal year ended October 31, 2001	Fiscal year ended October 31, 2000
Enhanced Income[1]	$395,779	$384,314	$217,137
Ultra-Short Duration Government	—	179,497	170,865
Short Duration Government	452,932	363,560	359,157
Short Duration Tax-Free	281,910	248,253	262,005
Government Income	399,865	348,790	329,521
Municipal Income	273,493	311,341	271,293
Core Fixed Income	—	—	90,537
Global Income	592,240	605,803	621,098
High Yield Municipal[2]	388,787	355,236	286,187
High Yield Fund	395,015	561,737	395,324

_____

(1)   Enhanced Income Fund commenced operations on August 2, 2000.

(2)   High Yield Municipal Fund commenced operations on April 3, 2000.

Fees and expenses of legal counsel, registering shares of each Fund, holding meetings and communicating with shareholders may include an allocable portion of the cost of maintaining an internal legal and compliance department. Each Fund may also bear an allocable portion of the costs incurred by the Investment Advisers in performing certain accounting services not being provided by the Trust's custodian.

Custodian and Sub-Custodians

State Street Bank and Trust Company ("State Street"), 1776 Heritage Drive, North Quincy, Massachusetts 02110, is the custodian of the Trust's portfolio securities and cash. State Street also maintains the Trust's accounting records. State Street may appoint domestic and foreign sub-custodians and use depositories from time to time to hold certain securities and other instruments purchased by the Trust in foreign countries and to hold cash and currencies for the Trust.

Independent Accountants

Ernst & Young LLP, independent accountants, 787 Seventh Avenue, New York, New York 10019, have been selected as independent accountants of the Funds of the Trust for the fiscal year ending October 31, 2003. In addition to audit services, Ernst & Young LLP will prepare the Funds' federal and state tax returns, and will provide consultation and assistance on accounting, internal control and related matters. The data set forth under "Financial Highlights" in the Prospectuses for the fiscal years or periods ended on or before October 31, 1999 were audited by the Funds' former auditors.

PORTFOLIO TRANSACTIONS

The portfolio transactions for the Funds are generally effected at a net price without a broker's commission (*i.e*., a dealer is dealing with a Fund as principal and receives compensation equal to the spread between the dealer's cost for a given security and the resale price of such security). In certain foreign countries, debt securities are traded on exchanges at fixed commission rates. In connection with portfolio transactions, the Management Agreements provide that the Investment Advisers shall attempt to obtain the most favorable execution and net price available. The Management Agreements provide that, on occasions when an Investment Adviser deems the purchase or sale of a security to be in the best interests of a Fund as well as its other customers (including any other fund or other investment company or advisory account for which an Investment Adviser or an affiliate acts as Investment Adviser), a Fund, to the extent permitted by applicable laws and regulations, may aggregate the securities to be sold or purchased for the Fund with those to be sold or purchased for such other customers in order to obtain the best net price and most favorable execution. In such event, allocation of the securities so purchased or sold, as well as the expenses incurred in the transaction, will be made by the applicable Investment Adviser in the manner it considers to be most equitable and consistent with its fiduciary obligations to the applicable Fund and such other customers. In some instances, this procedure may adversely affect the size and price of the position obtainable for a Fund. The Management Agreements permit each Investment Adviser, in its discretion, to purchase and sell portfolio securities to and from dealers who provide the Trust with brokerage or research services in which dealers may execute brokerage transactions at a higher cost to the Fund. Brokerage and research services furnished by firms through which the Funds effect their securities transactions may be used by the Investment Adviser in servicing other accounts and not all of these services may be used by the Investment Advisers in connection with the specific Fund generating the brokerage credits. Such research or other services may include research reports on companies, industries and securities; economic and financial data; financial publications; computer data bases; quotation equipment and services; and research-oriented computer hardware, software and other services. The fees received under the Management Agreements are not reduced by reason of an Investment Adviser receiving such brokerage and research services.

Such services are used by an Investment Adviser in connection with all of its investment activities, and some of such services obtained in connection with the execution of transactions of a Fund may be used in managing other investment accounts. Conversely, brokers furnishing such services may be selected for the execution of transactions of such other accounts, whose aggregate assets may be larger than those of a Fund,

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and the services furnished by such brokers may be used by an Investment Adviser in providing management services for the Trust. On occasion, a broker-dealer might furnish an Investment Adviser with a service which has a mixed use (i.e., the service is used both for investment and brokerage activities and for other activities). Where this occurs, an Investment Adviser will reasonably allocate the cost of the service, so that the portion or specific component which assists in investment and brokerage activities is obtained using portfolio commissions from the Funds or other managed accounts, and the portion or specific component which provides other assistance (for example, administrative or non-research assistance) is paid for by an Investment Adviser from its own funds.

In circumstances where two or more broker-dealers offer comparable prices and execution capability, preference may be given to a broker-dealer which has sold shares of a Fund as well as shares of other investment companies or accounts managed by the Investment Advisers. This policy does not imply a commitment to execute all portfolio transactions through all broker-dealers that sell shares of the Fund.

Subject to the above considerations, the Investment Advisers may use Goldman Sachs as a broker for a Fund. In order for Goldman Sachs to effect any portfolio transactions for a Fund, the commissions, fees or other remuneration received by Goldman Sachs must be reasonable. This standard would allow Goldman Sachs to receive no more than the remuneration which would be expected to be received by an unaffiliated broker in a commensurate arm's-length transaction. Furthermore, the Trustees, including a majority of the Trustees who are not "interested" Trustees, have adopted procedures which are reasonably designed to provide that commissions, fees, or other remuneration paid to Goldman Sachs are consistent with the foregoing standard. Brokerage transactions with Goldman Sachs are also subject to such fiduciary standards as may be imposed upon Goldman Sachs by applicable law.

For the fiscal year ended October 31, 2002, the Funds paid approximate brokerage commissions as follows:

Fiscal Year Ended October 31, 2002	Total Brokerage Commissions Paid[1]	Total Brokerage Commissions Paid to Goldman Sachs	Total Amount of Transactions on which Commissions Paid[3]	Amount of Transactions Effected through Brokers Providing Research	Brokerage Commissions Paid to Brokers Providing Research
Enhanced Income Fund	$293,745	$ 293,745 (100%)[2]	$5,126,751,715 (100%)[4]	N/A	N/A
Ultra-Short Duration Government Fund	205,770	205,770 (100%)[2]	3,069,195,229 (100%)[4]	N/A	N/A
Short Duration Government Fund	82,410	82,410 (100%)[2]	399,055,621 (100%)[4]	N/A	N/A
Short Duration Tax-Free Fund	—	- (0%)[2]	- (0%)[4]	N/A	N/A
Government Income Fund	35,070	35,070 (100%)[2]	86,493,341 (100%)[4]	N/A	N/A
Municipal Income Fund	—	- (0%)[2]	- (0%)[4]	N/A	N/A
Core Fixed Income Fund	139,933	139,933 (100%)[2]	425,396,383 (100%)[4]	N/A	N/A
Global Income Fund	—	- (0%)[2]	- (0%)[4]	N/A	N/A
High Yield Municipal Fund	—	- (0%)[2]	- (0%)[4]	N/A	N/A
High Yield Fund	—	- (0%)[2]	- (0%)[4]	N/A	N/A

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[1]   The figures in the table report broker commissions from futures transactions.

[2]   Percentage of total commissions paid to Goldman Sachs.

[3]   Refers to Market Value of Futures Contracts.

[4]   Percentage of total amount of transactions involving the payment of commissions effected through Goldman Sachs.

For the fiscal year ended October 31, 2001, the Funds paid approximate brokerage commissions as follows:

Fiscal Year Ended October 31, 2001	Total Brokerage Commissions Paid[1]	Total Brokerage Commissions Paid to Goldman Sachs	Total Amount of Transactions on which Commissions Paid[3]
Enhanced Income Fund	$50,080	$ 50,080 (100%)[2]	$ 787,878,980 (100%)[4]
Ultra-Short Duration Government Fund	12,740	12,740 (100%)[2]	446,665,968 (100%)[4]
Short Duration Government Fund	24,485	24,485 (100%)[2]	760,760,011 (100%)[4]
Short Duration Tax-Free Fund	—	—	—
Government Income Fund	23,275	23,275 (100%)[2]	329,058,439 (100%)[4]
Municipal Income Fund	—	—	—
Core Fixed Income Fund	41,778	41,778 (100%)[2]	1,125,845,721 (100%)[4]
Global Income Fund	—	—	—
High Yield Municipal Fund	—	—	—
High Yield Fund	—	—	—

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[1]   The figures in the table report broker commissions from futures transactions.

[2]   Percentage of total commissions paid to Goldman Sachs.

[3]   Refers to Market Value of Futures Contracts.

[4]   Percentage of total amount of transactions involving the payment of commissions effected through Goldman Sachs.

For the fiscal year ended October 31, 2000, the Funds paid approximate brokerage commissions as follows:

Fiscal Year Ended October 31, 2000	Total Brokerage Commissions Paid	Total Brokerage Commissions Paid to Affiliated Persons	Total Amount of Transactions on which Commissions Paid[1]
Enhanced Income Fund	$ 700	$ 700 (100%)[2]	$ 10,000,000 (100%)[3]
Ultra-Short Duration Government Fund	15,000	15,000 (100%)[2]	398,000,000 (100%)[3]
Short Duration Government Fund	22,000	22,000 (100%)[2]	583,000,000 (100%)[3]
Short Duration Tax-Free Fund	—	—	—
Government Income Fund	5,000	5,000 (100%)[2]	108,000,000 (100%)[3]
Municipal Income Fund	—	—	—
Core Fixed Income Fund	19,000	19,000 (100%)[2]	376,000,000 (100%)[3]
Global Income Fund	65,000	65,000 (100%)[2]	993,356,172 (100%)[3]
High Yield Municipal Fund	—	—	—
High Yield Fund	—	—	—

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[1]   Refers to Market Value of Futures Contracts.

[2]   Percentage of total commissions paid.

[3]   Percentage of total amount of transactions involving the payment of commissions effected through affiliated persons.

During the fiscal year ended October 31, 2002, the Funds' regular broker-dealers, as defined in Rule 10b-1 under the Act, were: UBS Warburg, LLC, JPMorgan Chase & Co., C.S. First Boston Corp., Morgan Stanley, Salomon Smith Barney, Lehman Brothers, Inc., Deutsche Bank Securities, Inc., Bank of America, Bear Stearns & Co., Greenwich Capital Markets, Inc.

As of October 31, 2002, Short Duration Government Fund, Short Duration Tax-Free Fund, Municipal Income Fund and High Yield Municipal Fund held no securities of their regular broker-dealers. As of the same date, Enhanced Income Fund, Ultra-Short Duration Government Fund, Government Income Fund, Core Fixed Income Fund, Global Income Fund and High Yield Fund held the following amounts of securities of their regular broker-dealers, as defined in rule 10b-1 under the Act, or their parents ($ in thousands):

Fund	Broker/Dealer	Amount
Enhanced Income Fund	Bank of America Securities LLC	$26,251
	Bear Stearns & Co.	14,838
	C.S. First Boston Corp.	6,273
	Citicorp, Inc.	20,226
	J.P. Morgan Chase & Co., Inc.	14,976
	Lehman Brothers, Inc.	8,641
	Morgan Stanley	16,033
Ultra-Short Duration Government Fund	Salomon Smith Barney	$12,778
	USB Warburg LLC	6,847
Government Income Fund	C.S. First Boston Corp.	$ 670
	Citicorp,Inc.	158
	J.P. Morgan Chase & Co., Inc.	5,038
	Lehman Brothers, Inc.	2,064
	Morgan Stanley	5,582
	Salomon Smith Barney	2,405
Core Fixed Income Fund	Bank of America Securities LLC	$ 7,722
	C.S. First Boston Corp.	18,104
	Citicorp, Inc.	637
	J.P. Morgan Chase & Co., Inc.	12,547
	Lehman Brothers, Inc.	10,905
	Morgan Stanley	6,663
	Salomon Smith Barney	8,509
High Yield Fund	Deutsche Bank Securities, Inc.	$41,597
	J.P. Morgan Chase & Co., Inc.	26,771
	USB Warburg LLC	31,146
Global Income Fund	Bank of America Securities LLC	$ 923
	Citicorp, Inc.	4,739
	Lehman Brothers, Inc.	4,670

SHARES OF THE TRUST

Each Fund is a series of Goldman Sachs Trust, a Delaware statutory trust established by an Agreement and Declaration of Trust dated January 28, 1997. The Funds (except Enhanced Income Fund and High Yield Municipal Fund) were previously series of Goldman Sachs Trust, a Massachusetts business trust, and were reorganized into the Trust as of April 30, 1997.

The Trustees have authority under the Trust's Declaration of Trust to create and classify shares of beneficial interest in separate series, without further action by shareholders. The Trustees also have authority to classify and reclassify any series of shares into one or more classes of shares. The Act requires that where more than one class or series of shares exists, each class or series must be preferred over all other classes or series in respect of assets specifically allocated to such class or series. As of the date of this Additional Statement, the Trustees have authorized: (i) the issuance of five classes of shares of Short Duration Government Fund, Short Duration Tax-Free Fund, Government Income Fund, Municipal Income Fund, Core Fixed Income Fund, Global Income Fund, High Yield Municipal Fund and High Yield Fund: Institutional Shares, Service Shares, Class A Shares, Class B Shares and Class C Shares; (ii) the issuance of three classes of shares of Ultra-Short Duration Government Fund: Institutional Shares, Service Shares and Class A Shares; and (iii) the issuance of three classes of shares of Enhanced Income Fund: Institutional, Administration and Class A Shares. Additional series may be added in the future. As of October 31, 2002, no Class B or C Shares of the Ultra-Short Duration Government Fund or Enhanced Income Fund and no Service Shares of Enhanced Income Fund were offered.

Each Institutional Share, Service Share, Administration Share, Class A Share, Class B Share and Class C Share of a Fund represents a proportionate interest in the assets belonging to the applicable class of the Fund. All expenses of a Fund are borne at the same rate by each class of shares, except that fees under the Service and Shareholder Administration Plans are borne exclusively by Service Shares, fees under the Administration Plan are borne exclusively by Administration Shares, fees under Distribution and Service Plans are borne exclusively by Class A, Class B or Class C Shares and transfer agency fees are borne at different rates by Class A, Class B or Class C Shares than Institutional, Administration and Service Shares. The Trustees may determine in the future that it is appropriate to allocate other expenses differently among classes of shares and may do so to the extent consistent with the rules of the SEC and positions of the IRS. Each class of shares may have different minimum investment requirements and be entitled to different shareholder services. With limited exceptions, shares of a class may only be exchanged for shares of the same or an equivalent class of another series. See "Shareholder Guide" in the Prospectus and "Other Information Regarding Purchases, Redemptions, Exchanges and Dividends" below. In addition, the fees and expenses set forth below for each class may be subject to voluntary fee waivers or reimbursements, as discussed in the Funds' Prospectuses.

Institutional Shares may be purchased at net asset value without a sales charge for accounts in the name of an investor or institution that is not compensated by a Fund for services provided to the institution's customers.

Administration Shares may be purchased at net asset value without a sales charge for accounts held in the name of an institution that provides certain account administration to its customers, including maintenance of account records and processing orders to purchase, redeem and exchange Administration Shares. Administration Shares bear the cost of account administration fees at the annual rate of up to 0.25% of the average daily net assets of such Administration Shares.

B-82

Service Shares may be purchased at net asset value without a sales charge for accounts held in the name of an institution that, directly or indirectly, provides certain shareholder administration services and shareholder liaison services to its customers, including maintenance of account records and processing orders to purchase, redeem and exchange Service Shares. Service Shares bear the cost of service fees and shareholder administration fees at the annual rate of up to 0.25% and 0.25%, respectively, of the average daily net assets of the Fund attributed to Service Shares.

Class A Shares are sold, with an initial sales charge, through brokers and dealers who are members of the NASD and certain other financial service firms that have sales agreements with Goldman Sachs. Class A Shares of the Funds bear the cost of distribution (Rule 12b-1) fees at the aggregate rate of up to 0.25% of the average daily net assets of such Class A Shares. With respect to Class A Shares, the Distributor at its discretion may use compensation for distribution services paid under the Distribution and Services Plan for personal and account maintenance services and expenses so long as such total compensation under the Plan does not exceed the maximum cap on "service fees" imposed by the NASD.

Class B and Class C Shares of the Funds are sold subject to a contingent deferred sales charge ("CDSC") through brokers and dealers who are members of the NASD and certain other financial services firms that have sales arrangements with Goldman Sachs. Class B and Class C Shares bear the cost of distribution (Rule 12b-1) fees at the aggregate rate of up to 0.75% of the average daily net assets attributed to Class B and Class C Shares. Class A (Global Income Fund only), Class B and Class C Shares also bear the cost of service fees at an annual rate of up to 0.25% of the average daily net assets attributed to such Shares.

It is possible that an institution or its affiliate may offer different classes of shares (*i.e*., Institutional, Administration, Service, Class A, Class B and Class C Shares) to its customers and thus receive different compensation with respect to different classes of shares of each Fund. Dividends paid by each Fund, if any, with respect to each class of shares will be calculated in the same manner, at the same time on the same day and will be in the same amount, except for differences caused by the fact that the respective transfer agency and Plan fees relating to a particular class will be borne exclusively by that class. Similarly, the net asset value per share may differ depending upon the class of shares purchased.

Certain aspects of the shares may be altered, after advance notice to shareholders, if it is deemed necessary in order to satisfy certain tax regulatory requirements.

When issued, shares are fully paid and non-assessable. The Trustees may, however, cause shareholders, or shareholders of a particular series or class, to pay certain custodian, transfer, servicing or similar agent charges by setting of the same against declared but unpaid dividends or by reducing share ownership (or by both means). In the event of liquidation of a Fund, shareholders of that Fund are entitled to share pro rata in the net assets of the applicable class of the relevant Fund available for distribution to such shareholders. All shares are freely transferable and have no preemptive, subscription or conversion rights.

In the interest of economy and convenience, the Trust does not issue certificates representing the Funds' shares. Instead, the Transfer Agent maintains a record of each shareholder's ownership. Each shareholder receives confirmation of purchase and redemption orders from the Transfer Agent. Fund shares and any dividends and distributions paid by the Funds are reflected in account statements from the Transfer Agent.

As of February 1, 2003, the following entities owned of record or beneficially more than 5% or more of the outstanding shares of the Enhanced Income Fund: Institutional Shares: Goldman Sachs & Co., c/o Mutual Fund Ops, 85 Broad Street, New York, NY 10004-2434 (7%).

As of February 1, 2003, the following entities owned of record or beneficially more than 5% or more of the outstanding shares of the Ultra-Short Duration Government Fund: Institutional Shares: Goldman Sachs & Co., c/o Mutual Fund Ops, 85 Broad Street, New York, NY 10004-2434 (7%).

As of February 1, 2003, the following entities owned of record or beneficially more than 5% or more of the outstanding shares of the Short Duration Government Fund: Class A: Charles Schwab & Co., Inc., Special Custody Account for Benefit of Customers, Attn: Mutual Funds, 101 Montgomery Street, San Francisco, CA 94104-4122 (7%); Institutional Shares: State Street Bank & Trust Co. Cust., GS Trust – Balanced Strategy, PO Box 1713, Boston, MA 02105-1713 (7%); Goldman Sachs Employee Trust – GL1Q, c/o State Street Bank & Trust, Attn: Goldman Sachs Trust – W4B, 1 Enterprise Drive, North Quincy, MA 02171-2126 (8%); Goldman Sachs & Co., c/o Mutual Fund Ops, 85 Broad Street, New York, NY 10004-2434 (5%).

As of February 1, 2003, the following entities owned of record or beneficially more than 5% or more of the outstanding shares of the Government Income Fund: Institutional Shares: Norton Simon Art Foundation, PO Box 92956, Chicago, IL 60675-2956 (7%); Goldman Sachs & Co., c/o Mutual Fund Ops, 85 Broad Street, New York, NY 10004-2434 (6%).

As of February 1, 2003, the following entities owned of record or beneficially more than 5% or more of the outstanding shares of the Municipal Income Fund: Class A: Edward Jones & Co., Attn: Mutual Fund Shareholder Accounting, 201 Progress Parkway, Maryland Heights, MO 63043-3009 (15%); Institutional Shares: A.G. Edwards Trust Company FSB, Attn: Operations, PO Box 66734, St. Louis, MO 63166-6734 (10%).

As of February 1, 2003, the following entities owned of record or beneficially more than 5% or more of the outstanding shares of the Core Fixed Income Fund: Institutional Shares: Goldman Sachs & Co., c/o Mutual Fund Ops, 85 Broad Street, New York, NY 10004-2434 (9%).

As of February 1, 2003, the following entities owned of record or beneficially more than 5% or more of the outstanding shares of the Global Income Fund: Class A: Charles Schwab & Co., Inc., Special Custody Account for Benefit of Customers, Attn: Mutual Funds, 101 Montgomery Street, San Francisco, CA 94104-4122 (28%); Institutional Shares: State Street Bank & Trust, Trustee, Goldman Sachs Profit Sharing Master Trust, Attn: Louis Pereira, PO Box 1992, Boston, MA 02105-1992 (11%); Sentra Health Care, c/o GSAM, Attn: Concetta Sanko, 32 Old Splip, Fl 20, New York, NY 10005-3504 (6%).

The Act requires that where more than one class or series of shares exists, each class or series must be preferred over all other classes or series in respect of assets specifically allocated to such class or series. Rule 18f-2 under the Act provides that any matter required to be submitted by the provisions of the Act or applicable state law, or otherwise, to the holders of the outstanding voting securities of an investment company such as the Trust shall not be deemed to have been effectively acted upon unless approved by the holders of a majority of the outstanding shares of each class or series affected by such matter. Rule 18f-2 further provides that a class or series shall be deemed to be affected by a matter unless the interests of each class or series in the matter are substantially identical or the matter does not affect any interest of such class or series. However, Rule 18f-2 exempts the selection of independent public accountants, the approval of principal distribution contracts and the election of trustees from the separate voting requirements of Rule 18f-2.

The Trust is not required to hold annual meetings of shareholders and does not intend to hold such meetings. In the event that a meeting of shareholders is held, each share of the Trust will be entitled, as determined by the Trustees without the vote or consent of the shareholders, either to one vote for each share or to one vote for each dollar of net asset value represented by such share on all matters presented to shareholders including the election of Trustees (this method of voting being referred to as "dollar based voting"). However, to the extent required by the Act or otherwise determined by the Trustees, series and classes of the Trust will vote separately from each other. Shareholders of the Trust do not have cumulative voting rights in the election of Trustees. Meetings of shareholders of the Trust, or any series or class thereof, may be called by the Trustees, certain officers or upon the written request of holders of 10% or more of the shares entitled to vote at such meetings. The Trustees will call a special meeting of shareholders for the purpose of electing Trustees, if, at any time, less than a majority of Trustees holding office at the time were elected by shareholders. The shareholders of the Trust will have voting rights only with respect to the limited number of matters specified in the Declaration of Trust and such other matters as the Trustees may determine or may be required by law.

The Declaration of Trust provides for indemnification of Trustees, officers and agents of the Trust unless the recipient is adjudicated (i) to be liable by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of such person's office; or (ii) not to have acted in good faith in the reasonable belief that such person's actions were in the best interest of the Trust. The Declaration of Trust provides that, if any shareholder or former shareholder of any series is held personally liable solely by reason of being or having been a shareholder and not because of the shareholder's acts or omissions or for some other reason, the shareholder or former shareholder (or the shareholder's heirs, executors, administrators, legal representatives or general successors) shall be held harmless from and indemnified against all loss and expense arising from such liability. The Trust, acting on behalf of any affected series, must, upon request by such shareholder, assume the defense of any claim made against such shareholder for any act or obligation of the series and satisfy any judgment thereon from the assets of the series.

The Declaration of Trust permits the termination of the Trust or of any series or class of the Trust (i) by a majority of the affected shareholders at a meeting of shareholders of the Trust, series or class; or (ii) by a majority of the Trustees without shareholder approval if the Trustees determine, in their sole discretion, that such action is in the best interest of the Trust, such series, such class or their shareholders. The Trustees may consider such factors as they, in their sole discretion, deem appropriate in making such determination, including (i) the inability of the Trust or any series or class to maintain its assets at an appropriate size; (ii) changes in laws or regulations governing the Trust or series affecting assets of the type in which it invests; or (iii) economic developments or trends having a significant adverse impact on their business or operations of the Trust or series.

The Declaration of Trust authorizes the Trustees, without shareholder approval, to cause the Trust, or any series thereof, to merge or consolidate with any corporation, association, trust or other organization or sell or exchange all or substantially all of the property belonging to the Trust or any series thereof. In addition, the Trustees, without shareholder approval, may adopt a master-feeder structure by investing all or a portion of the assets of a series of the Trust in the securities of another open-end investment company with substantially the same investment objective, restrictions and policies.

The Declaration of Trust permits the Trustees to amend the Declaration of Trust without a shareholder vote. However, shareholders of the Trust have the right to vote on any amendment (i) that would affect the voting rights of shareholders; (ii) that is required by law to be approved by shareholders; (iii) that would amend the voting provisions of the Declaration of Trust; or (iv) that the Trustees determine to submit to shareholders.

The Trustees may appoint separate Trustees with respect to one or more series or classes of the Trust's shares (the "Series Trustees"). Series Trustees may, but are not required to, serve as Trustees of the Trust or any other series or class of the Trust. To the extent provided by the Trustees in the appointment of Series Trustees, the Series Trustees may have, to the exclusion of any other Trustees of the Trust, all the powers and authorities of Trustees under the Declaration of Trust with respect to such series or class, but may have no power or authority with respect to any other series or class.

Shareholder and Trustee Liability

Under Delaware law, the shareholders of the Funds are not generally subject to liability for the debts or obligations of the Trust. Similarly, Delaware law provides that a series of the Trust will not be liable for the debts or obligations of any other series of the Trust. However, no similar statutory or other authority limiting business trust shareholder liability exists in other states. As a result, to the extent that a Delaware statutory trust or a shareholder is subject to the jurisdiction of courts of such other states, the courts may not apply Delaware law and may thereby subject the Delaware statutory trust shareholders to liability. To guard against this risk, the Declaration of Trust contains an express disclaimer of shareholder liability for acts or obligations of a series. Notice of such disclaimer will normally be given in each agreement, obligation or instrument entered into or executed by a series or the Trust. The Declaration of Trust provides for indemnification by the relevant series for all loss suffered by a shareholder as a result of an obligation of the series. The Declaration of Trust also provides that a series shall, upon request, assume the defense of any claim made against any shareholder for any act or obligation of the series and satisfy any judgment thereon. In view of the above, the risk of personal liability of shareholders of a Delaware statutory trust is remote.

In addition to the requirements under Delaware law, the Declaration of Trust provides that shareholders of a series may bring a derivative action on behalf of the series only if the following conditions are met: (i) shareholders eligible to bring such derivative action under Delaware law who hold at least 10% of the outstanding shares of the series, or 10% of the outstanding shares of the class to which such action relates, shall join in the request for the Trustees to commence such action; and (ii) the Trustees must be afforded a reasonable amount of time to consider such shareholder request and to investigate the basis of such claim. The Trustees will be entitled to retain counsel or other advisers in considering the merits of the request and may require an undertaking by the shareholders making such request to reimburse the Fund for the expense of any such advisers in the event that the Trustees determine not to bring such action.

The Declaration of Trust further provides that the Trustees will not be liable for errors of judgment or mistakes of fact or law, but nothing in the Declaration of Trust protects a Trustee against liability to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

NET ASSET VALUE

In accordance with procedures adopted by the Trustees of the Trust, the net asset value per share of each class of each Fund is calculated by determining the value of the net assets attributable to each class of that Fund and dividing by the number of outstanding shares of that class. All securities are valued on each Business Day as of the close of regular trading on the New York Stock Exchange (normally, but not always, 4:00 p.m. New York time) or such later time as the New York Stock Exchange or NASDAQ may officially close. The term "Business Day" means any day the New York Stock Exchange is open for trading, which is Monday through Friday except for holidays. The New York Stock Exchange is closed on the following holidays: New Year's Day, Martin Luther King, Jr. Day, Washington's Birthday, Good Friday, Memorial Day (observed), Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York Time. The Trust reserves the right to reprocess purchase, redemption and exchange transactions that were initially processed at a net asset value other than the Fund's official closing net asset value (as the same may be subsequently adjusted), and to recover amounts from (or distribute amounts to) shareholders based on the official closing net asset value. The Trust reserves the right to advance the time by which purchase and redemption orders must be received for same business day credit as otherwise permitted by the SEC. In addition, each Fund may compute its net asset value as of any time permitted pursuant to any exemption, order or statement of the SEC or its staff.

For the purpose of calculating the net asset value of the Funds, investments are valued under valuation procedures established by the Trustees. Portfolio securities, for which accurate market quotations are readily available, other than money market instruments, are valued via electronic feeds to the custodian bank containing dealer-supplied bid quotations or bid quotations from a recognized pricing service. Securities for which a pricing service either does not supply a quotation or supplies a quotation that is believed by the Investment Adviser to be inaccurate, will be valued based on bid-side broker quotations. Securities for which the custodian bank is unable to obtain an external price as provided above or with respect to which the Investment Adviser believes an external price does not reflect accurate market values, will be valued by the Investment Adviser in good faith based on valuation models that take into account spread and daily yield changes on government securities (*i.e*., matrix pricing). Other securities are valued as follows: (i) overnight repurchase agreements will be valued at cost; (ii) term repurchase agreements (*i.e*., those whose maturity exceeds seven days) and swaps, caps, collars and floors will be valued at the average of the bid quotations obtained daily from at least one dealer; (iii) debt securities with a remaining maturity of 60 days or less are valued at amortized cost, which the Trustees have determined to approximate fair value; (iv) spot and forward foreign currency exchange contracts will be valued using a pricing service such as Reuters (if quotations are unavailable from a pricing service or, if the quotations by the Investment Adviser are believed to be inaccurate, the contracts will be valued by calculating the mean between the last bid and asked quotations supplied by at least one independent dealers in such contracts); (v) exchange-traded options and futures contracts will be valued by the custodian bank at the last sale price on the exchange where such contracts and options are principally traded if accurate quotations are readily available; and (vi) over-the-counter options will be valued by a broker identified by the portfolio manager/trader.

Other securities, including those for which a pricing service supplies no exchange quotation or a quotation that is believed by the portfolio manager/trader to be inaccurate, will be valued at fair value as stated in the valuation procedures which were approved by the Board of Trustees.

The value of all assets and liabilities expressed in foreign currencies will be converted into U.S. dollar values at current exchange rates of such currencies against U.S. dollars last quoted by any major bank. If such quotations are not available, the rate of exchange will be determined in good faith by or under procedures established by the Board of Trustees.

Generally, trading in securities on European, Asian and Far Eastern securities exchanges and on over-the-counter markets in these regions is substantially completed at various times prior to the close of business on each Business Day in New York (*i.e*., a day on which the New York Stock Exchange is open for trading). In addition, European, Asian or Far Eastern securities trading generally or in a particular country or countries may not take place on all Business Days in New York. Furthermore, trading takes place in various foreign markets on days which are not Business Days in New York and days on which the Funds' net asset values are not calculated. Such calculation does not take place contemporaneously with the determination of the prices of the majority of the portfolio securities used in such calculation. If an event that affects the value of a security occurs after the publication of market quotations used by a Fund to price its securities but before the close of trading on the New York Stock Exchange, the Trust, in its discretion and consistent with applicable regulatory guidance, may determine whether to make an adjustment in light of the nature and significance of the event.

The proceeds received by each Fund and each other series of the Trust from the issue or sale of its shares, and all net investment income, realized and unrealized gain and proceeds thereof, subject only to the rights of creditors, will be specifically allocated to such Fund or particular series and constitute the underlying assets of that Fund or series. The underlying assets of each Fund will be segregated on the books of account, and will be charged with the liabilities in respect of such Fund and with a share of the general liabilities of the Trust. Expenses of the Trust with respect to the Funds and the other series of the Trust are generally allocated in proportion to the net asset values of the respective Funds or series except where allocations of direct expenses can otherwise be fairly made.

TAXATION

The following is a summary of the principal U.S. federal income, and certain state and local, tax considerations regarding the purchase, ownership and disposition of shares in the Funds. This summary does not address special tax rules applicable to certain classes of investors, such as tax-exempt entities, insurance companies and financial institutions. Each prospective shareholder is urged to consult his or her own tax adviser with respect to the specific federal, state, local and foreign tax consequences of investing in the Funds. This summary is based on the laws in effect on the date of this Additional Statement, which are subject to change.

General

Each Fund is treated as a separate entity for tax purposes, has elected to be treated as a regulated investment company and intends to qualify for such treatment for each taxable year under Subchapter M of the Code. To qualify as such, a Fund must satisfy certain requirements relating to the sources of its income, diversification of its assets and distribution of its income to shareholders. As a regulated investment company, a Fund will not be subject to federal income or excise tax on any net investment income and net realized capital gains that are distributed to its shareholders in accordance with certain timing requirements of the Code.

There are certain tax requirements that all Funds must follow in order to avoid federal taxation. In their efforts to adhere to these requirements, the Funds may have to limit their investment activities in some types of instruments. Qualification as a regulated investment company under the Code requires, among other things, that (i) a Fund derive at least 90% of its gross income (including tax-exempt interest) for its taxable year from dividends, interest, payments with respect to securities loans and gains from the sale or other disposition of stocks or securities, or foreign currencies or other income (including but not limited to gains from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or currencies (the "90% gross income test"); and (ii) a Fund diversify its holdings so that, at the close of each quarter of its taxable year, (a) at least 50% of the market value of its total (gross) assets is comprised of cash, cash items, U.S. Government Securities, securities of other regulated investment companies and other securities limited in respect of any one issuer to an amount not greater in value than 5% of the value of the Fund's total assets and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total (gross) assets is invested in the securities of any one issuer (other than U.S. Government Securities and securities of other regulated investment companies) or two or more issuers controlled by a Fund and engaged in the same, similar or related trades or businesses.

Future Treasury regulations could provide that qualifying income under the 90% gross income test will not include gains from foreign currency transactions that are not directly related to the principal business of Core Fixed Income Fund, Global Income Fund or High Yield Fund in investing in stock or securities or options and futures with respect to stock or securities. Using foreign currency positions or entering into foreign currency options, futures and forward contracts for purposes other than hedging currency risk with respect to securities in Core Fixed Income Fund, Global Income Fund or High Yield Fund or anticipated to be acquired may not qualify as "directly related" under these tests.

As a regulated investment company, a Fund will not be subject to U.S. federal income tax on the portion of its income and capital gains that it distributes to its shareholders in any taxable year for which it distributes, in compliance with the Code's timing and other requirements, at least 90% of its "investment company taxable income" (which includes dividends, taxable interest, taxable original issue discount income, market discount income, income from securities lending, net short-term capital gain in excess of net long-term capital loss, certain net realized foreign exchange gains, and any other taxable income other than "net capital gain" as defined below and is reduced by deductible expenses) and at least 90% of the excess of its gross tax-exempt interest income, if any, over certain disallowed deductions ("net tax-exempt interest"). A Fund may retain for investment its "net capital gain" (which consists of the excess of its net long-term capital gain over its net short-term capital loss). However, if a Fund retains any investment company taxable income or net capital gain, it will be subject to tax at regular corporate rates on the amount retained. If a Fund retains any net capital gain, that Fund may designate the retained amount as undistributed net capital gain in a notice to its shareholders who, if subject to U.S. federal income tax on long-term capital gains, (i) will be required to include in income for federal income tax purposes, as long-term capital gain, their shares of such undistributed amount; and (ii) will be entitled to credit their proportionate shares of the tax paid by that Fund against their U.S. federal income tax liabilities, if any, and to claim refunds to the extent the credit exceeds such liabilities. For U.S. federal income tax purposes, the tax basis of shares owned by a shareholder of the Fund will be increased by the amount of undistributed net capital gain included in the shareholder's gross income and decreased by the federal income tax paid by the Fund on that amount of net capital gain. Each Fund intends to distribute for each taxable year to its shareholders all or substantially all of its investment company taxable income (if any), net capital gain and any net tax-exempt interest. Exchange control or other foreign laws, regulations or practices may restrict repatriation of investment income, capital or the proceeds of securities sales by foreign investors such as the Enhanced Income, Core Fixed Income Fund, Global Income Fund and High Yield Fund and may therefore make it more difficult for these Funds to satisfy the distribution requirements described above, as well as the excise tax distribution requirements described below. However, these Funds generally expect to be able to obtain sufficient cash to satisfy such requirements from new investors, the sale of securities or other sources. If for any taxable year a Fund does not qualify as a regulated investment company, it will be taxed on all of its investment company taxable income and net capital gain at corporate rates, its net tax-exempt interest (if any) may be subject to the alternative minimum tax, and its distributions to shareholders will be taxable as ordinary dividends to the extent of its current and accumulated earnings and profits.

For federal income tax purposes, each Fund is permitted to carry forward a net capital loss in any year to offset its own capital gains, if any, during the eight years following the year of the loss. At October 31, 2002 the Funds had the following amounts of capital loss carry forwards:

	Amount	Years of Expiration
Enhanced Income Fund	$75,366,743	2008-2010
Ultra-Short Duration Government Fund	70,700,047	2003-2010
Short Duration Government Fund	8,926,878	2003-2008
Short Duration Tax-Free Fund	2,318,471	2003-2008
Government Income Fund	—	—
Municipal Income Fund	4,914,089	2007-2008
Core Fixed Income Fund	—	—
Global Income Fund	30,750,748	2010
High Yield Municipal Fund	90,187,311	2007-2010
High Yield Fund	1,488,280	2010

These amounts are available to be carried forward to offset future capital gains to the extent permitted by the Code and applicable tax regulations.

In order to avoid a 4% federal excise tax, each Fund must distribute or be deemed to have distributed by December 31 of each calendar year at least 98% of its taxable ordinary income for such year, at least 98% of the excess of its capital gains over its capital losses (generally computed on the basis of the one-year period ending on October 31 of such year) and 100% of any taxable ordinary income and the excess of capital gains over capital losses for the prior year that were not distributed during such year and on which the Fund did not pay federal income tax. The Funds anticipate that they will generally make timely distributions of income and capital gains in compliance with these requirements so that they will generally not be required to pay the excise tax.

For federal income tax purposes, dividends declared by a Fund in October, November or December as of a record date in such a month that are actually paid in January of the following year will be treated as if they were received by shareholders on December 31 of the year declared.

The Tax Exempt Funds may purchase Municipal Securities together with the right to resell the securities to the seller at an agreed-upon price or yield within a specified period prior to the maturity date of the securities. Such a right to resell is commonly known as a "put" and is also referred to as a "standby commitment." The Tax Exempt Funds may pay for a standby commitment either separately, in cash, or in the form of a higher price for the securities that are acquired subject to the standby commitment, thus increasing the cost of securities and reducing the yield otherwise available. Additionally, the Tax Exempt Funds may purchase beneficial interests in Municipal Securities held by trusts, custodial arrangements or partnerships and/or combined with third-party puts and other types of features such as interest rate swaps; those investments may require the Fund to pay "tender fees" or other fees for the various features provided.

The IRS has issued a revenue ruling to the effect that, under specified circumstances, a registered investment company will be the owner of tax-exempt municipal obligations acquired subject to a put option. The IRS has also issued private letter rulings to certain taxpayers (which do not serve as precedent for other taxpayers) to the effect that tax-exempt interest received by a regulated investment company with respect to such obligations will be tax-exempt in the hands of the company and may be distributed to its shareholders as exempt-interest dividends. The IRS has subsequently announced that it will not ordinarily issue advance ruling letters as to the identity of the true owner of property in cases involving the sale of securities or participation interests therein if the purchaser has the right to cause the security, or the participation interest therein, to be purchased by either the seller or a third party. Each of the Tax Exempt Funds intends to take the position that it is the owner of any municipal obligations acquired subject to a standby commitment or other third party put and that tax-exempt interest earned with respect to such municipal obligations will be tax-exempt in its hands. There is no assurance that the IRS will agree with such position in any particular case. Additionally, the federal income tax treatment of certain other aspects of these investments, including the treatment of tender fees paid by these Funds, in relation to various regulated investment company tax provisions is unclear.

Gains and losses on the sale, lapse, or other termination of options and futures contracts, options thereon and certain forward contracts (except certain foreign currency options, forward contracts and futures contracts) will generally be treated as capital gain and losses. Certain of the futures contracts, forward contracts and options held by a Fund will be required to be "marked-to-market" for federal income tax purposes, that is, treated as having been sold at their fair market value on the last day of the Fund's taxable year. These provisions may require a Fund to recognize income or gains without a concurrent receipt of cash. Any gain or loss recognized on actual or deemed sales of these futures contracts, forward contracts or options will (except for certain foreign currency options, forward contracts, and futures contracts) be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss. As a result of certain hedging transactions entered into by a Fund, that Fund may be required to defer the recognition of losses on futures or forward contracts and options or underlying securities or foreign currencies to the extent of any unrecognized gains on related positions held by the Fund and the characterization of gains or losses as long-term or short-term may be changed. The tax provisions described above applicable to options, futures and forward contracts may affect the amount, timing, and character of a Fund's distributions to shareholders. Certain tax elections may be available to the Funds to mitigate some of the unfavorable consequences described in this paragraph.

Section 988 of the Code contains special tax rules applicable to certain foreign currency transactions and instruments that may affect the amount, timing and character of income, gain or loss recognized by Core Fixed Income Fund, Global Income Fund and High Yield Fund. Under these rules, foreign exchange gain or loss realized by these Funds with respect to foreign currencies and certain futures and options thereon, foreign currency-denominated debt instruments, foreign currency forward contracts, and foreign currency-denominated payables and receivables will generally be treated as ordinary income or loss, although in some cases elections may be available that would alter this treatment. If a net foreign exchange loss treated as ordinary loss under Section 988 of the Code were to exceed a Fund's investment company taxable income (computed without regard to such loss) for a taxable year, the resulting loss would not be deductible by the Fund or its shareholders in future years. Net loss, if any, from certain foreign currency transactions or instruments could exceed net investment income otherwise calculated for accounting purposes with the result being either no dividends being paid or a portion of Core Fixed Income Fund's, Global Income Fund's or High Yield Fund's dividends being treated as a return of capital for tax purposes, nontaxable to the extent of a shareholder's tax basis in his or her shares and, once such basis is exhausted, generally giving rise to capital gains.

Enhanced Income, Core Fixed Income, Global Income and High Yield Funds may be subject to foreign taxes on income (possibly including, in some cases, capital gains) from foreign securities. Tax conventions between certain countries and the United States may reduce or eliminate such taxes in some cases. Because more than 50% of Global Income Fund's total assets at the close of any taxable year will generally consist of stock or securities of foreign corporations, Global Income Fund will generally qualify to file an election with the IRS pursuant to which shareholders of Global Income Fund would be required to (i) include in ordinary gross income (in addition to taxable dividends actually received) their pro rata shares of foreign income taxes paid by Global Income Fund that are treated as income taxes under U.S. tax regulations (which excludes, for example, stamp taxes, securities transaction taxes, and similar taxes) even though not actually received by such shareholders; and (ii) treat such respective pro rata portions as foreign income taxes paid by them. Global Income Fund may or may not make this election for any particular taxable year. Enhanced Income, Core Fixed Income and High Yield Funds will not satisfy the 50% requirement described above and, therefore, will not make this election. Enhanced Income, Core Fixed Income and High Yield Funds and, if it does not make the election, Global Income Fund will, however, be entitled to deduct such taxes in computing the amounts they are required to distribute.

If Global Income Fund makes this election, its shareholders may then deduct such pro rata portions of qualified foreign taxes in computing their taxable incomes, or, alternatively, use them as foreign tax credits, subject to applicable limitations, against their U.S. federal income taxes. Shareholders who do not itemize deductions for federal income tax purposes will not, however, be able to deduct their pro rata portion of qualified foreign taxes paid by Global Income Fund, although such shareholders will be required to include their shares of such taxes in gross income if Global Income Fund makes the election referred to above.

If a shareholder chooses to take a credit for the foreign taxes deemed paid by such shareholder as a result of any such election by Global Income Fund, the amount of the credit that may be claimed in any year may not exceed the same proportion of the U.S. tax against which such credit is taken which the shareholder's taxable income from foreign sources (but not in excess of the shareholder's entire taxable

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income) bears to his or her entire taxable income. For this purpose, distributions from long-term and short-term capital gains or foreign currency gains by Global Income Fund will generally not be treated as income from foreign sources. This foreign tax credit limitation may also be applied separately to certain specific categories of foreign-source income and the related foreign taxes. As a result of these rules, which have different effects depending upon each shareholder's particular tax situation, certain shareholders of Global Income Fund may not be able to claim a credit for the full amount of their proportionate shares of the foreign taxes paid by the Fund.

Shareholders who are not liable for U.S. federal income taxes, including tax-exempt shareholders, will ordinarily not benefit from this election. Each year, if any, that Global Income Fund files the election described above, its shareholders will be notified of the amount of (i) each shareholder's pro rata share of qualified foreign income taxes paid by Global Income Fund; and (ii) the portion of Fund dividends which represents income from each foreign country.

If Enhanced Income, Core Fixed Income, Global Income or High Yield Funds acquire stock (including, under proposed regulations, an option to acquire stock such as is inherent in a convertible bond) in certain foreign corporations ("passive foreign investment companies") that receive at least 75% of their annual gross income from passive sources (such as interest, dividends, rents, royalties or capital gain) or hold at least 50% of their assets in investments producing such passive income, the Fund could be subject to federal income tax and additional interest charges on "excess distributions" received from such companies or gain from the sale of such stock in such companies, even if all income or gain actually received by the Fund is timely distributed to its shareholders. The Fund would not be able to pass through to its shareholders any credit or deduction for such a tax. Certain elections may, if available, ameliorate these adverse tax consequences, but any such election would require the Fund to recognize taxable income or gain without the concurrent receipt of cash. Enhanced Income, Core Fixed Income, Global Income and High Yield Funds may limit and/or manage their holdings in passive foreign investment companies to minimize their tax liability or maximize their return from these investments.

A Fund's investment in zero coupon securities, deferred interest securities, capital appreciation bonds or other securities bearing original issue discount or, if a Fund elects to include market discount in income currently, market discount, as well as any "mark-to-market" gain from certain options, futures or forward contracts, as described above, will generally cause it to realize income or gain prior to the receipt of cash payments with respect to these securities or contracts. In order to obtain cash to enable it to distribute this income or gain, maintain its qualification as a regulated investment company and avoid federal income or excise taxes, a Fund may be required to liquidate portfolio securities that it might otherwise have continued to hold.

Investment in lower-rated securities may present special tax issues for a Fund to the extent actual or anticipated defaults may be more likely with respect to such securities. Tax rules are not entirely clear about issues such as when a Fund may cease to accrue interest, original issue discount, or market discount; when and to what extent deductions may be taken for bad debts or worthless securities; how payment received on obligations in default should be allocated between principal and income; and whether exchanges of debt obligations in a workout context are taxable. These and other issues will be addressed by a Fund, if it invests in such securities, in order to seek to eliminate or minimize any adverse tax consequences.

The federal income tax rules applicable to mortgage dollar rolls and interest rate, currency and total return swaps, options on swaps, floors, caps and collars are unclear in certain respects, and a Fund may also be required to account for these instruments under tax rules in a manner that, under certain circumstances, may limit its transactions in these instruments.

Taxable U.S. Shareholders – Distributions

   Tax Exempt Funds. Each Tax Exempt Fund expects to qualify to pay "exempt-interest dividends," as defined in the Code. To qualify to pay exempt-interest dividends, the applicable Fund must, at the close of each quarter of its taxable year, have at least 50% of the value of its total assets invested in Municipal Securities whose interest is excluded from gross income under Section 103(a) of the Code. In purchasing Municipal Securities, each Tax Exempt Fund intends to rely on opinions of bond counsel or counsel to the issuers for each issue as to the excludability of interest on such obligations from gross income for federal income tax purposes. A Tax Exempt Fund will not undertake independent investigations concerning the tax-exempt status of such obligations, nor does it guarantee or represent that bond counsels' opinions are correct. Bond counsels' opinions will generally be based in part upon covenants by the issuers and related parties regarding continuing compliance with federal tax requirements. Tax laws not only limit the purposes for which tax-exempt bonds may be issued and the supply of such bonds, but also contain numerous and complex requirements that must be satisfied on a continuing basis in order for bonds to be and remain tax-exempt. If the issuer of a bond or a user of a bond-financed facility fails to comply with such requirements at any time, interest on the bond could become taxable, retroactive to the date the obligation was issued. In that event, a portion of a Tax Exempt Fund's distributions attributable to interest the Fund received on such bond for the current year and for prior years could be characterized or recharacterized as taxable income. The availability of tax-exempt obligations and the value of a Tax Exempt Fund's portfolio may be affected by restrictive federal income tax legislation enacted in recent years or by similar, future legislation. If a Tax Exempt Fund satisfies the applicable requirements, dividends paid by the Fund which are attributable to tax exempt interest on Municipal Securities and designated by the Fund as exempt-interest dividends in a written notice mailed to its shareholders within 60 days after the close of its taxable year may be treated by shareholders as items of interest excludable from their gross income under Section 103(a) of the Code. Exempt-interest dividends a Tax Exempt Fund receives from other regulated investment companies, including exempt-interest dividends on auction rate preferred securities of such companies held by a Fund, are treated as interest on Municipal Securities and may be distributed by a Tax Exempt Fund as exempt-interest dividends. The recipient of tax-exempt income is required to report such income on his or her federal income tax return. The Code provides that interest on indebtedness incurred or continued to purchase or carry shares of a Tax Exempt Fund is not deductible to the extent attributable to exempt-interest dividends.

   Although all or a substantial portion of the dividends paid by a Tax Exempt Fund may be excluded by shareholders of such Fund from their gross income for federal income tax purposes, each Tax Exempt Fund may purchase private activity bonds, the interest from which (including a Fund's distributions attributable to such interest) may be a preference item for purposes of the federal alternative minimum tax (both individual and corporate). All exempt-interest dividends from a Tax Exempt Fund, whether or not attributable to private activity bond interest, may increase a corporate shareholder's liability, if any, for corporate alternative minimum tax, and will be taken into account in determining the extent to which a shareholder's Social Security or certain railroad retirement benefits are taxable.

   The Tax Exempt Funds are not intended to constitute a balanced investment program and are not designed for investors seeking capital appreciation or maximum tax-exempt income irrespective of fluctuations in principal. Shares of the Tax Exempt Funds would not be suitable for tax-exempt institutions and may not be suitable for retirement plans qualified under Section 401 of the Code, H.R. 10 plans and individual retirement accounts since such plans and accounts are generally tax-exempt and, therefore, would not gain any additional benefit from the Funds' dividends being tax-exempt. In addition, the Tax Exempt Funds may not be an appropriate investment for persons or entities that are "substantial users" of facilities financed by private activity bonds or "related persons" thereof. "Substantial user" is defined under U.S. Treasury Regulations to include a non-exempt person which regularly uses a part of such facilities in its trade or business and whose gross revenues derived with respect to the facilities financed by the issuance of bonds are more than 5% of the total revenues derived by all users of such facilities, which occupies more than 5% of the usable area of such facilities or for which such facilities or a part thereof were specifically constructed, reconstructed or acquired. "Related persons" include certain related natural persons, affiliated corporations, partnerships and its partners and an S corporation and its shareholders. A shareholder is advised to consult his or her tax adviser with respect to whether exempt-interest dividends retain the exclusion under Section 103(a) if such shareholder would be treated as a "substantial user" under Section 147(a)(1) with respect to some or all of the tax-exempt obligations held by a Tax Exempt Fund.

All Funds. Distributions from investment company taxable income, as defined above, are taxable to shareholders who are subject to tax as ordinary income whether paid in cash or reinvested in additional shares. Taxable distributions include distributions from any Fund, including the Tax Exempt Funds, that are attributable to (i) taxable income, including but not limited to dividends, taxable bond interest, recognized market discount income, original issue discount income accrued with respect to taxable bonds, income from repurchase agreements, income from securities lending, income from dollar rolls, income from interest rate, currency, total return swaps, options on swaps, caps, floors and collars, and a portion of the discount from certain stripped tax-exempt obligations or their coupons; or (ii) capital gains from the sale of securities or other investments (including from the disposition of rights to when-issued securities prior to issuance) or from options, futures or certain forward contracts. Any portion of such taxable distributions that is attributable to a Fund's net capital gain, as defined above, may be designated by the Fund as a "capital gain dividend," taxable to shareholders as long-term capital gain whether received in cash or additional shares and regardless of the length of time their shares of a Fund have been held.

It is expected that distributions made by the Funds will ordinarily not qualify for the dividends-received deduction for corporations because qualifying distributions may be made only from a Fund's dividend income that it receives from stock in U.S. domestic corporations. The Funds do not intend to purchase stock of domestic corporations other than in limited instances, distributions from which may in rare cases qualify as dividends for this purpose. The dividends-received deduction, if available, is reduced to the extent the shares with respect to which the dividends are received are treated as debt-financed under the federal income tax law and is eliminated if the shares are deemed to have been held for less than a minimum period, generally 46 days. Receipt of certain distributions qualifying for the deduction may result in reduction of the tax basis of the corporate shareholder's shares and may give rise to or increase its liability for federal corporate alternative minimum tax.

Distributions in excess of a Fund's current and accumulated earnings and profits, as computed for federal income tax purposes, will first reduce a shareholder's basis in his or her shares and, after the shareholder's basis is reduced to zero, will generally constitute capital gains to a shareholder who holds his or her shares as capital assets.

Shareholders receiving a distribution in the form of newly issued shares will be treated for U.S. federal income tax purposes as receiving a distribution in an amount equal to the amount of cash that they would have received had they elected to receive cash and will have a cost basis in the shares received equal to such amount.

After the close of each calendar year, each Fund will inform shareholders of the federal income tax status of its dividends and distributions for such year, including the portion of such dividends, if any, that qualifies as tax-exempt or as capital gain, the portion, if any, that should be treated as a tax preference item for purposes of the federal alternative minimum tax and the foreign tax credits, if any, associated with such dividends. Shareholders who have not held shares of a Tax Exempt Fund for such Fund's full taxable year may have designated as tax-exempt or as a tax preference item a percentage of distributions which is not equal to the actual amount of tax-exempt income or tax preference item income earned by the Fund during the period of their investment in the Fund.

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All distributions, whether received in shares or in cash, as well as redemptions and exchanges, must be reported by each shareholder who is required to file a U.S. federal income tax return.

Different tax treatment, including penalties on certain excess contributions and deferrals, certain pre-retirement and post-retirement distributions, and certain prohibited transactions is accorded to accounts maintained as qualified retirement plans. Shareholders should consult their tax advisers for more information.

Taxable U.S. Shareholders — Sale of Shares

When a shareholder's shares are sold, redeemed or otherwise disposed of in a transaction that is treated as a sale for tax purposes, the shareholder will generally recognize gain or loss equal to the difference between the shareholder's adjusted tax basis in the shares and the cash, or fair market value of any property, received. (To aid in computing its tax basis, a shareholder should generally retain its account statements for the period that it held shares.) Assuming the shareholder holds the shares as a capital asset at the time of such sale, such gain or loss should be capital in character, and long-term if the shareholder has a tax holding period for the shares of more than one year, otherwise short-term, subject to the rules described below. Shareholders should consult their own tax advisers with reference to their particular circumstances to determine whether a redemption (including an exchange) or other disposition of Fund shares is properly treated as a sale for tax purposes, as is assumed in this discussion. All or a portion of a sales charge paid in purchasing Class A shares of a Fund cannot be taken into account for purposes of determining gain or loss on the redemption or exchange of such shares within 90 days after their purchase to the extent shares of that Fund or another fund are subsequently acquired without payment of a sales charge pursuant to the reinvestment or exchange privilege. Any disregarded portion of such charge will result in an increase in the shareholder's tax basis in the shares subsequently acquired. If a shareholder received a capital gain dividend with respect to shares and such shares have a tax holding period of six months or less at the time of the sale or redemption, then any loss the shareholder realizes on the sale or redemption will be treated as a long-term capital loss to the extent of such capital gain dividend. Also, any losses realized by shareholders who dispose of shares of the Tax-Exempt Funds with a tax holding period of six months or less are disallowed to the extent of any exempt-interest dividends received with respect to such shares. Additionally, any loss realized on a sale or redemption of shares of a Fund may be disallowed under "wash sale" rules to the extent the shares disposed of are replaced with other shares of the same Fund within a period of 61 days beginning 30 days before and ending 30 days after the shares are disposed of, such as pursuant to a dividend reinvestment in shares of the Fund. If disallowed, the loss will be reflected in an adjustment to the basis of the shares acquired.

Backup Withholding

Each Fund will be required to report to the IRS all taxable distributions, as well as gross proceeds from the redemption or exchange of Fund shares, except in the case of certain exempt recipients, *i.e.*, corporations and certain other investors distributions to which are exempt from the information reporting provisions of the Code. Under the backup withholding provisions of Code Section 3406 and applicable Treasury regulations, all such reportable distributions and proceeds may be subject to backup withholding of federal income tax at the specified rate of 30% for 2003 and 2004 in the case of non-exempt shareholders who fail to furnish the Funds with their correct taxpayer identification number ("TIN") and with certain required certifications or if the IRS or a broker notifies the Funds that the number furnished by the shareholder is incorrect or that the shareholder is subject to backup withholding as a result of failure to report interest or dividend income. However, any taxable distributions from a Tax-Exempt Fund will not be subject to backup withholding if the applicable Fund reasonably estimates that at least 95% of its distributions will be exempt-interest dividends. A Fund may refuse to accept an application that does not contain any required taxpayer identification number or certification that the number provided is correct. If the backup withholding provisions are applicable, any such distributions and proceeds, whether taken in cash or reinvested in shares, will be reduced by the amounts required to be withheld. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability. If a shareholder does not have a TIN, it should apply for one immediately by contacting the local office of the Social Security Administration or the Internal Revenue Service (IRS). Backup withholding could apply to payments relating to a shareholder's account while it is waiting receipt of a TIN. Special rules apply for certain entities. For example, for an account established under a Uniform Gifts or Transfers to Minors Act, the TIN of the minor should be furnished. Investors should consult their tax advisers about the applicability of the backup withholding provisions.

Non-U.S. Shareholders

The foregoing discussion relates solely to U.S. federal income tax law as it applies to "U.S. persons" (*i.e.*, U.S. citizens and residents and U.S. domestic corporations, partnerships, trusts and estates) subject to tax under such law. Dividends from investment company taxable income distributed by a Fund to a shareholder who is not a U.S. person will be subject to U.S. withholding tax at the rate of 30% (or a lower rate provided by an applicable tax treaty) unless the dividends are effectively connected with a U.S. trade or business of the shareholder, in which case the dividends will be subject to tax on a net income basis at the graduated rates applicable to U.S. individuals or domestic corporations. Distributions of net capital gain, including amounts retained by a Fund which are designated as undistributed capital gains, to a shareholder who is not a U.S. person will not be subject to U.S. federal income or withholding tax unless the distributions are effectively connected with the shareholder's trade or business in the United States or, in the case of a shareholder who is a nonresident alien individual, the shareholder is present in the United States for 183 days or more during the taxable year and certain other conditions are met. Non-U.S. shareholders may also be subject to U.S. withholding tax on deemed income resulting from any election by Global Income Fund to treat qualified foreign taxes it pays as passed through to shareholders (as described above), but they may not be able to claim a U.S. tax credit or deduction with respect to such taxes.

Any capital gain realized by a shareholder who is not a U.S. person upon a sale or redemption of shares of a Fund will not be subject to U.S. federal income or withholding tax unless the gain is effectively connected with the shareholder's trade or business in the United States, or in the case of a shareholder who is a nonresident alien individual, the shareholder is present in the United States for 183 days or more during the taxable year and certain other conditions are met.

Non-U.S. persons who fail to furnish a Fund with the proper IRS Form W-8 (i.e., W-8 BCN, W-8 ECI, W-8 IMY or W-8 EXP) or an acceptable substitute may be subject to backup withholding at the specified rate of 30% for 2003 and 2004 on capital gain dividends and the proceeds of redemptions and exchanges. Also, non-U.S. shareholders may be subject to estate tax. Each shareholder who is not a U.S. person should consult his or her tax adviser regarding the U.S. and non-U.S. tax consequences of ownership of shares of and receipt of distributions from a Fund.

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State and Local Taxes

A Fund may be subject to state or local taxes in certain jurisdictions in which the Fund may be deemed to be doing business. A state income (and possibly local income and/or intangible property) tax exemption is generally available to the extent (if any) a Fund's distributions are derived from interest on (or, in the case of intangible property taxes, the value of its assets is attributable to) certain U.S. Government obligations and/or tax-exempt municipal obligations issued by or on behalf of the particular state or a political subdivision thereof, provided in some states that certain thresholds for holdings of such obligations and/or reporting requirements are satisfied. In addition, in those states or localities which have income tax laws, the treatment of a Fund and its shareholders under such laws may differ from their treatment under federal income tax laws, and investment in a Fund may have tax consequences for shareholders different from those of a direct investment in such Fund's portfolio securities. Shareholders should consult their own tax advisers concerning these matters.

PERFORMANCE INFORMATION

Each Fund may from time to time quote or otherwise use yield and total return information in advertisements, shareholder reports or sales literature. Thirty-day yield and average annual total return values are computed pursuant to formulas specified by the SEC. Each Fund may also from time to time quote distribution rates in reports to shareholders and in sales literature.

Thirty-day yield is derived by dividing net investment income earned during the period by the product of the average daily number of shares outstanding and entitled to receive dividends during the period and the maximum public offering price per share on the last day of such period. Yield is then annualized by assuming that yield is realized each month for 12 months and is reinvested every six months. Net investment income per share is equal to the dividends and interest earned during the period, reduced by accrued expenses for the period. The calculation of net investment income for these purposes may differ from the net investment income determined for accounting purposes.

Tax equivalent yield represents the yield an investor would have to earn to equal, after taxes, a Tax Exempt Fund's tax-free yield. Tax equivalent yield is calculated by dividing a Tax Exempt Fund's tax-exempt yield by one minus a stated federal and/or state tax rate.

Distribution rate for a specified period is calculated by annualizing distributions of net investment income for such period and dividing this amount by the net asset value per share or maximum public offering price on the last day of the period.

Average annual total return (Before Taxes) for a specified period is derived by calculating the actual dollar amount of the investment return on a $1,000 investment made at the maximum public offering price applicable to the relevant class at the beginning of the period, and then calculating the annual compounded rate of return which would produce that amount, assuming a redemption at the end of the period. This calculation assumes a complete redemption of the investment. It also assumes that all dividends and distributions are reinvested at net asset value on the reinvestment dates during the period.

Average annual total return (After Taxes on Distributions) for a specified period is derived by calculating the actual dollar amount of the investment return on a $1,000 investment made at the maximum public offering price applicable to the relevant class at the beginning of the period, and then calculating the annual compounded rate of return (after federal income taxes on distributions but not redemptions) which would produce that amount, assuming a redemption at the end of the period. This calculation assumes a complete redemption of the investment but further assumes that the redemption has no federal income tax consequences. This calculation also assumes that all dividends and distributions, less the federal income

B-97

taxes due on such distributions, are reinvested at net asset value on the reinvestment dates during the period. In calculating the impact of federal income taxes due on distributions, the federal income taxes rates used correspond to the tax character of each component of the distributions (e.g., ordinary income rate for ordinary income distributions, short-term capital gain rate for short-term capital gain distributions and long-term capital gain rate for long-term capital gain distributions). The highest individual marginal federal income tax rate in effect on the reinvestment date is applied to each component of the distributions on the reinvestment date. These tax rates may vary over the measurement period. The effect of applicable tax credits, such as the foreign tax credit, is also taken into account in accordance with federal tax law. The calculation disregards (i) the effect of phase-outs of certain exemptions, deductions and credits at various income levels, (ii) the impact of the federal alternative minimum tax, and (iii) the potential tax liabilities other than federal tax liabilities (e.g., state and local taxes).

Average annual total return (After Taxes on Distributions and Redemptions) for a specified period is derived by calculating the actual dollar amount of the investment return on a $1,000 investment made at the maximum public offering price applicable to the relevant class at the beginning of the period, and then calculating the annual compounded rate of return (after federal income taxes on distributions and redemptions) which would produce that amount, assuming a redemption at the end of the period. This calculation assumes a complete redemption of the investment. This calculation also assumes that all dividends and distributions, less the federal income taxes due on such distributions, are reinvested at net asset value on the reinvestment dates during the period. In calculating the federal income taxes due on distributions, the federal income tax rates used correspond to the tax character of each component of the distributions (e.g., ordinary income rate for ordinary income distributions, short-term capital gain rate for short-term capital gain distributions and long-term capital gain rate for long-term capital gain distributions). The highest individual marginal federal income tax rate in effect on the reinvestment date is applied to each component of the distributions on the reinvestment date. These tax rates may vary over the measurement period. The effect of applicable tax credits, such as the foreign tax credit, is taken into account in accordance with federal tax law. The calculation disregards the (i) effect of phase-outs of certain exemptions, deductions and credits at various income levels, (ii) the impact of the federal alternative minimum tax, and (iii) the potential tax liabilities other than federal tax liabilities (e.g., state and local taxes). In calculating the federal income taxes due on redemptions, capital gains taxes resulting from a redemption are subtracted from the redemption proceeds and the tax benefits from capital losses resulting from the redemption are added to the redemption proceeds. The highest federal individual capital gains tax rate in effect on the redemption date is used in such calculation. The federal income tax rates used correspond to the tax character of any gains or losses (e.g., short-term or long-term). When the return after taxes on distributions and redemption of shares is higher than returns after taxes on distributions, it is because of realized losses. If realized losses occur upon the sale of shares, capital loss is recorded as a tax benefit which increases returns.

Year-by-year total return and cumulative total return for a specified period are each derived by calculating the percentage rate required to make a $1,000 investment (made at the maximum public offering price per share with all distributions reinvested) at the beginning of such period equal to the actual total value of such investment at the end of such period.

Total return calculations for Class A Shares reflect the effect of paying the maximum initial sales charge. Investment at a lower sales charge would result in higher performance figures. Total return calculations for Class B and Class C Shares reflect deduction of the applicable CDSC imposed upon redemption of Class B and Class C Shares held for the applicable period. Each Fund may also from time to time advertise total return on a cumulative, average, year-by-year or other basis for various specified periods by means of quotations, charts, graphs or schedules. In addition, each Fund may furnish total return calculations based on investments at various sales charge levels or at net asset value. Any performance information which is based on a Fund's net asset value per share would be reduced if any applicable sales charge were taken into account. In addition to the above, each Fund may from time to time advertise its performance relative to certain averages, performance rankings, indices, other information prepared by recognized mutual fund statistical services and investments for which reliable performance information is available. A Fund's performance quotations do not reflect any fees charged by an Authorized Dealer, Service Organization or other financial intermediary to its customer accounts in connection with investments in the Fund.

The following table presents 30-day yield, tax equivalent yield (Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds only), distribution rate and average annual total return (capital plus reinvestment of all distributions) (before taxes) for each class of shares outstanding for the periods indicated.

Thirty-day yield, tax equivalent yield (Short Duration Tax-Free, Municipal Income and High Yield Municipal Funds only), distribution rate and average annual total return are calculated separately for each class of shares in existence of each Fund. Each class of shares of each Fund is subject to different fees and expenses and may have different returns for the same period. Any performance data for Class A, Class B or Class C Shares which is based upon a Fund's net asset value per share would be reduced if a sales charge were taken into account.

The average annual total return calculation reflects a maximum initial sales charge of 1.5% for Class A Shares of Enhanced Income Fund and Ultra-Short Duration Government Fund; 2.0% for Class A Shares of Short Duration Government and Short Duration Tax-Free Funds; and 4.5% for Class A Shares of Government Income, Municipal Income, Core Fixed Income, Global Income, High Yield Municipal and High Yield Funds; the assumed deferred sales charge for Class B Shares (2% maximum declining to 0% after three years for the Short Duration Government and Short Duration Tax-Free Funds and 5% maximum declining to 0% after six years for the Government Income, Municipal Income, Core Fixed Income, Global Income, High Yield Municipal and High Yield Funds); and the assumed deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase).

The Service Shares of Global Income Fund commenced operations on March 12, 1997; the Service Shares of Government Income and Municipal Income Funds commenced operations on August 15, 1997. The Service Shares of these Funds had no operating or performance history prior thereto. However, in accordance with interpretive positions expressed by the staff of the SEC, each of these Funds has adopted the performance records of its respective Class A Shares from that Class's inception date (August 2, 1991, February 10, 1993 and July 20, 1993, respectively) to the inception dates of the Service Shares stated above. Quotations of performance data of these Funds relating to this period include the performance record of the applicable Class A Shares (excluding the impact of any applicable front-end sales charge). The performance records of the applicable Class A Shares reflect the expenses actually incurred by the Fund. These expenses include any asset-based sales charges (*i.e*., fees under distribution and service plans) imposed and other operating expenses. The difference in fees between Service Shares and Class A Shares may impact performance ratings and rankings for a class of shares. Total return quotations are calculated pursuant to SEC-approved methodology. The table set forth below indicates the total return (capital changes plus investment of all distributions) on a hypothetical investment of $1,000 in each of the Funds for the periods indicated.

The High Yield Municipal Fund and Enhanced Income Fund commenced operations on April 3, 2000, and August 2, 2000, respectively.

YIELD

Fund	Investment Period 30-Days Ended 10/31/02	
	SEC 30-Day Yield	Pro-Forma Yield[1]
Enhanced Income Fund		
Class A Shares (assumes 1.5% sales charge)	3.12%	3.04%
Institutional Shares	3.57%	3.48%
Administration Shares	3.31%	3.22%
Ultra-Short Duration Government Fund		
Class A Shares (assumes 1.5% sales charge)	3.14%	3.14%
Institutional Shares	3.59%	3.59%
Service Shares	3.08%	3.08%
Short Duration Government Fund		
Class A Shares (assumes 2.0% sales charge)	2.95%	2.82%
Class B Shares	2.42%	2.14%
Class C Shares	2.26%	2.13%
Institutional Shares	3.41%	3.29%
Service Shares	2.91%	2.78%
Short Duration Tax-Free Fund		
Class A Shares (assumes 2.0% sales charge)	2.22%	2.00%
Class B Shares	1.67%	1.30%
Class C Shares	1.52%	1.30%
Institutional Shares	2.67%	2.45%
Service Shares	2.17%	1.95%
Government Income Fund		
Class A Shares (assumes 4.5% sales charge)	3.50%	3.24%
Class B Shares	2.92%	2.65%
Class C Shares	2.92%	2.64%
Institutional Shares	4.07%	3.77%
Service Shares	3.57%	3.29%

YIELD

Fund	Investment Period 30-Days Ended 10/31/02	
	SEC 30-Day Yield	Pro-Forma Yield[1]
Municipal Income Fund		
Class A Shares (assumes 4.5% sales charge)	3.75%	3.56%
Class B Shares	3.18%	2.98%
Class C Shares	3.18%	2.98%
Institutional Shares	4.34%	4.14%
Service Shares	3.63%	3.64%
Core Fixed Income Fund		
Class A Shares (assumes 4.5% sales charge)	4.89%	4.89%
Class B Shares	4.38%	4.38%
Class C Shares	4.38%	4.38%
Institutional Shares	5.53%	5.53%
Service Shares	5.03%	5.03%
Global Income Fund		
Class A Shares (assumes 4.5% sales charge)	2.84%	2.41%
Class B Shares	2.47%	2.03%
Class C Shares	2.47%	2.03%
Institutional Shares	3.63%	3.18%
Service Shares	3.13%	2.68%
High Yield Municipal Fund		
Class A Shares (assumes 4.5% sales charge)	5.33%	5.30%
Class B Shares	4.82%	4.79%
Class C Shares	4.82%	4.79%
Institutional Shares	5.99%	5.96%
High Yield Fund		
Class A Shares (assumes 4.5% sales charge)	10.37%	10.33%
Class B Shares	10.09%	10.06%
Class C Shares	10.10%	10.06%
Institutional Shares	11.28%	11.24%
Service Shares	10.76%	10.73%

DISTRIBUTION RATE

Fund	Investment Period 30-Days Ended 10/31/02	
	30-Day Distribution Rate	Pro-Forma Distribution Rate[1]
Enhanced Income Fund		
Class A Shares (assumes no sales charge)	3.28%	3.20%
Institutional Shares	3.69%	3.60%
Administration Shares	3.43%	3.35%
Ultra-Short Duration Government Fund		
Class A Shares (assumes no sales charge)	3.41%	3.41%
Institutional Shares	3.81%	3.81%
Service Shares	3.30%	3.30%
Short Duration Government Fund		
Class A Shares (assumes no sales charge)	3.88%	3.75%
Class B Shares	3.30%	3.02%
Class C Shares	3.16%	3.03%
Institutional Shares	4.29%	4.16%
Service Shares	3.80%	3.66%
Short Duration Tax-Free Fund		
Class A Shares (assumes no sales charge)	2.16%	1.94%
Class B Shares	1.56%	1.19%
Class C Shares	1.41%	1.19%
Institutional Shares	2.56%	2.34%
Service Shares	2.06%	1.84%
Government Income Fund		
Class A Shares (assumes no sales charge)	3.79%	3.51%
Class B Shares	3.04%	2.77%
Class C Shares	3.04%	2.77%
Institutional Shares	4.20%	3.89%
Service Shares	3.70%	3.42%

Fund	Investment Period 30-Days Ended 10/31/02	
	30-Day Distribution Rate	Pro-Forma Distribution Rate[1]
Municipal Income Fund		
Class A Shares (assumes no sales charge)	4.34%	4.14%
Class B Shares	3.58%	3.38%
Class C Shares	3.58%	3.38%
Institutional Shares	4.74%	4.54%
Service Shares	4.21%	4.01%
Core Fixed Income Fund		
Class A Shares (assumes no sales charge)	4.19%	4.19%
Class B Shares	3.43%	3.43%
Class C Shares	3.43%	3.43%
Institutional Shares	4.58%	4.58%
Service Shares	4.08%	4.08%
Global Income Fund		
Class A Shares (assumes no sales charge)	5.09%	4.64%
Class B Shares	4.59%	4.14%
Class C Shares	4.60%	4.15%
Institutional Shares	5.77%	5.32%
Service Shares	5.25%	4.81%
High Yield Municipal Fund		
Class A Shares (assumes no sales charge)	5.42%	5.39%
Class B Shares	4.66%	4.63%
Class C Shares	4.66%	4.63%
Institutional Shares	5.82%	5.79%
High Yield Fund		
Class A Shares (assumes no sales charge)	10.15%	10.12%
Class B Shares	9.38%	9.35%
Class C Shares	9.40%	9.37%
Institutional Shares	10.53%	10.50%
Service Shares	10.03%	10.00%

TAX-EQUIVALENT YIELD[2]

| Fund | Investment Period 30-Days Ended 10/31/02 | |
	Tax-Equivalent Yield	Pro-Forma Tax-Equivalent Yield[1]
Short Duration Tax-Free Fund[2]		
Class A Shares (assumes no sales charge)	3.62%	3.26%
Class B Shares	2.72%	2.12%
Class C Shares	2.48%	2.12%
Institutional Shares	4.35%	3.99%
Service Shares	3.53%	3.18%
Municipal Income Fund[2]		
Class A Shares (assumes no sales charge)	6.11%	5.80%
Class B Shares	5.18%	4.85%
Class C Shares	5.18%	4.85%
Institutional Shares	7.07%	6.74%
Service Shares	5.91%	5.93%
High Yield Municipal Fund[2]		
Class A Shares (assumes no sales charge)	8.68%	8.63%
Class B Shares	7.85%	7.80%
Class C Shares	7.85%	7.80%
Institutional Shares	9.76%	9.71%

[1] Yield, distribution rate and tax equivalent yield if the applicable Investment Adviser had not voluntarily agreed to limit its advisory fees and to maintain expenses at a specified level.

[2] The tax-equivalent rate of Short Duration Tax-Free Fund, Municipal Income Fund and High Yield Municipal Fund is computed based on the 39.1% federal income tax rate.

The above tables should not be considered a representation of future performance.

B-104

VALUE OF $1,000 INVESTMENT

(TOTAL RETURN)(BEFORE TAXES)

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements	
					Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge
Enhanced Income Fund	A	8/2/00-10/31/02 — Since inception	4.73%	5.43%	4.51%	5.20%
Enhanced Income Fund	A	11/1/01-10/31/02 — One year	0.91%	2.48%	0.84%	2.41%
Enhanced Income Fund	Institutional	8/2/00-10/31/02 — Since inception	N/A	5.80%	N/A	5.57%
Enhanced Income Fund	Institutional	11/1/01-10/31/02 — One year	N/A	2.79%	N/A	2.72%
Enhanced Income Fund	Administration	8/2/00-10/31/02 — Since inception	N/A	5.57%	N/A	5.34%
Enhanced Income Fund	Administration	11/1/01-10/31/02 — One year	N/A	2.53%	N/A	2.46%
Ultra-Short Duration Government Fund	A	5/15/95-10/31/02 — Since inception	5.13%	5.35%	4.98%	5.19%
Ultra-Short Duration Government Fund	A	11/1/97-10/31/02 — Five years	4.52%	4.83%	4.43%	4.75%
Ultra-Short Duration Government Fund	A	11/1/01-10/31/02 — One year	1.02%	2.57%	1.02%	2.57%
Ultra-Short Duration Government Fund	Institutional	7/17/91-10/31/02 — Since inception	N/A	5.41%	N/A	5.29%
Ultra-Short Duration Government Fund	Institutional	11/1/92-10/31/02 — Ten years	N/A	5.25%	N/A	5.16%
Ultra-Short Duration Government Fund	Institutional	11/1/97-10/31/02 — Five years	N/A	5.26%	N/A	5.14%
Ultra-Short Duration Government Fund	Institutional	11/1/01-10/31/02 — One year	N/A	2.98%	N/A	2.98%
Ultra-Short Duration Government Fund	Service	3/27/97-10/31/02 — Since inception	N/A	4.92%	N/A	4.89%
Ultra-Short Duration Government Fund	Service	11/1/97-10/31/02 — Five Years	N/A	4.74%	N/A	4.71%
Ultra-Short Duration Government Fund	Service	11/1/01-10/31/02 — One year	N/A	2.46%	N/A	2.46%

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes Maximum Applicable Sales Charge*	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements: Assumes No Sales Charge
Short Duration Government Fund	A	5/1/97-10/31/02 — Since inception	6.00%	6.39%	5.73%	6.12%
Short Duration Government Fund	A	11/1/97-10/31/02 — Five Years	5.77%	6.20%	5.53%	5.96%
Short Duration Government Fund	A	11/1/01-10/31/02 — One year	3.20%	5.26%	3.09%	5.15%
Short Duration Government Fund	B	5/1/97-10/31/02 — Since inception	5.77%	5.77%	5.43%	5.43%
Short Duration Government Fund	B	11/1/97-10/31/02 — Five Years	5.55%	5.55%	5.23%	5.23%
Short Duration Government Fund	B	11/1/01-10/31/02 — One year	2.57%	4.65%	2.45%	4.54%
Short Duration Government Fund	C	8/15/97-10/31/02 — Since inception	5.42%	5.42%	5.22%	5.22%
Short Duration Government Fund	C	11/1/97-10/31/02 — Five Years	5.36%	5.36%	5.16%	5.16%
Short Duration Government Fund	C	11/1/01-10/31/02 — One year	3.47%	4.50%	3.35%	4.39%
Short Duration Government Fund	Institutional	8/15/88-10/31/02 — Since inception	N/A	7.00%	N/A	6.65%
Short Duration Government Fund	Institutional	11/1/92-10/31/02 — Ten Years	N/A	6.21%	N/A	5.94%
Short Duration Government Fund	Institutional	11/1/97-10/31/02 — Five years	N/A	6.60%	N/A	6.32%
Short Duration Government Fund	Institutional	11/1/01-10/31/02 — One year	N/A	5.69%	N/A	5.58%
Short Duration Government Fund	Service	4/10/96-10/31/02 — Since inception	N/A	6.29%	N/A	6.08%
Short Duration Government Fund	Service	11/1/97-10/31/02 — Five years	N/A	6.05%	N/A	5.86%
Short Duration Government Fund	Service	11/1/01-10/31/02 — One year	N/A	5.17%	N/A	5.06%

B-106

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements	
					Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge
Short Duration Tax-Free Fund	A	5/1/97-10/31/02 — Since inception	4.02%	4.40%	3.56%	3.93%
Short Duration Tax-Free Fund	A	11/1/97-10/31/02 — Five Years	3.73%	4.15%	3.32%	3.75%
Short Duration Tax-Free Fund	A	11/1/01-10/31/02 — One year	1.63%	3.72%	1.40%	3.47%
Short Duration Tax-Free Fund	B	5/1/97-10/31/02 — Since inception	3.76%	3.76%	3.28%	3.28%
Short Duration Tax-Free Fund	B	11/1/97-10/31/02 — Five Years	3.52%	3.52%	3.08%	3.08%
Short Duration Tax-Free Fund	B	11/1/01-10/31/02 — One year	1.06%	3.10%	0.80%	2.86%
Short Duration Tax-Free Fund	C	8/15/97-10/31/02 — Since inception	3.45%	3.45%	2.99%	2.99%
Short Duration Tax-Free Fund	C	11/1/97-10/31/02 — Five Years	3.40%	3.40%	2.95%	2.95%
Short Duration Tax-Free Fund	C	11/1/01-10/31/02 — One year	1.92%	2.94%	1.67%	2.70%
Short Duration Tax-Free Fund	Institutional	10/1/92-10/31/02 — Since inception	N/A	4.50%	N/A	3.96%
Short Duration Tax-Free Fund	Institutional	10/1/92-10/31/02 — Ten Years	N/A	4.58%	N/A	4.06%
Short Duration Tax-Free Fund	Institutional	11/1/97-10/31/02 — Five years	N/A	4.56%	N/A	4.03%
Short Duration Tax-Free Fund	Institutional	11/1/01-10/31/02 — One year	N/A	4.23%	N/A	3.99%
Short Duration Tax-Free Fund	Service	9/20/94-10/31/02 — Since inception	N/A	4.19%	N/A	3.65%
Short Duration Tax-Free Fund	Service	11/1/97-10/31/02 — Five years	N/A	4.01%	N/A	3.43%
Short Duration Tax-Free Fund	Service	11/1/01-10/31/02 — One year	N/A	3.62%	N/A	3.38%
Government Income Fund	A	2/10/93-10/31/02 — Since inception	6.57%	7.08%	5.26%	5.76%
Government Income Fund	A	11/1/97-10/31/02 — Five years	6.03%	7.02%	5.59%	6.57%
Government Income Fund	A	11/1/01-10/31/02 — One year	1.05%	5.77%	0.78%	5.50%
Government Income Fund	B	5/1/96-10/31/02 — Since inception	6.74%	6.74%	6.21%	6.21%
Government Income Fund	B	11/1/97-10/31/02 — Five years	5.78%	6.19%	5.37%	5.80%
Government Income Fund	B	11/1/01-10/31/02 — One year	-0.26%	4.99%	-0.52%	4.72%
Government Income Fund	C	8/15/97-10/31/02 — Since inception	6.48%	6.48%	6.06%	6.06%
Government Income Fund	C	11/1/97-10/31/02 — Five years	6.20%	6.20%	5.80%	5.80%
Government Income Fund	C	11/1/01-10/31/02 — One year	3.94%	4.99%	3.67%	4.72%
Government Income Fund	Institutional	8/15/97-10/31/02 — Since inception	N/A	7.66%	N/A	7.23%
Government Income Fund	Institutional	11/1/97-10/31/02 — Five years	N/A	7.38%	N/A	6.98%
Government Income Fund	Institutional	11/1/01-10/31/02 — One year	N/A	6.13%	N/A	5.86%
Government Income Fund	Service	2/10/93-10/31/02 — Since inception	N/A	6.99%	N/A	5.73%
Government Income Fund	Service	11/1/97-10/31/02 — Five years	N/A	6.86%	N/A	6.46%
Government Income Fund	Service	11/1/01-10/31/02 — One year	N/A	5.68%	N/A	5.41%
Municipal Income Fund	A	7/20/93-10/31/02 — Since inception	5.05%	5.57%	4.42%	4.94%
Municipal Income Fund	A	11/1/97-10/31/02 — Five years	4.09%	5.06%	3.74%	4.70%

B-107

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements Assumes Maximum Applicable Sales Charge*	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements Assumes No Sales Charge
Municipal Income Fund	A	11/1/01-10/31/02 — One year	-0.39%	4.30%	-0.56%	4.12%
Municipal Income Fund	B	5/1/96-10/31/02 — Since inception	5.26%	5.26%	4.93%	4.93%
Municipal Income Fund	B	11/1/97-10/31/02 — Five years	3.85	4.26%	3.53%	3.95%
Municipal Income Fund	B	11/1/01-10/31/02 — One year	-1.66%	3.52%	-1.83%	3.34%
Municipal Income Fund	C	8/15/97-10/31/02 — Since inception	4.45%	4.45%	4.13%	4.13%
Municipal Income Fund	C	11/1/97-10/31/02 — Five years	4.29%	4.29%	3.98%	3.98%
Municipal Income Fund	C	11/1/01-10/31/02 — One year	2.48%	3.52%	2.30%	3.34%
Municipal Income Fund	Institutional	8/15/97-10/31/02 — Since inception	N/A	5.63%	N/A	5.31%
Municipal Income Fund	Institutional	11/1/97-10/31/02 — Five years	N/A	5.44%	N/A	5.13%
Municipal Income Fund	Institutional	11/1/01-10/31/02 — One year	N/A	4.71%	N/A	4.53%
Municipal Income Fund	Service	7/20/93-10/31/02 — Since inception	N/A	5.56%	N/A	4.97%
Municipal Income Fund	Service	11/1/97-10/31/02 — Five years	N/A	5.04%	N/A	4.71%
Municipal Income Fund	Service	11/1/01-10/31/02 — One year	N/A	4.24%	N/A	4.06%
Core Fixed Income	A	5/1/97-10/31/02 — Since inception	6.15%	7.04%	5.98%	6.88%
Core Fixed Income	A	11/1/97-10/31/02 — Five years	5.38%	6.34%	5.26%	6.23%
Core Fixed Income	A	11/1/01-10/31/02 — One year	-1.05%	3.59%	-1.05%	3.59%
Core Fixed Income	B	5/1/97-10/31/02 — Since inception	6.07%	6.26%	5.96%	6.16%
Core Fixed Income	B	11/1/97-10/31/02 — Five years	5.12%	5.55%	5.05%	5.48%
Core Fixed Income	B	11/1/01-10/31/02 — One year	-2.43%	2.70%	-2.43%	2.70%
Core Fixed Income	C	8/15/97-10/31/02 — Since inception	5.87%	5.87%	5.79%	5.79%
Core Fixed Income	C	11/1/97-10/31/02 — Five years	5.56%	5.56%	5.49%	5.49%
Core Fixed Income	C	11/1/01-10/31/02 — One year	1.78%	2.80%	1.78%	2.80%
Core Fixed Income	Institutional	1/5/94-10/31/02 — Since inception	N/A	6.89%	N/A	6.56%
Core Fixed Income	Institutional	11/1/97-10/31/02 — Five years	N/A	6.75%	N/A	6.60%
Core Fixed Income	Institutional	11/1/01-10/31/02 — One year	N/A	3.99%	N/A	3.99%
Core Fixed Income	Service	3/13/96-10/31/02 — Since inception	N/A	6.72%	N/A	6.59%
Core Fixed Income	Service	11/1/97-10/31/02 — Five years	N/A	6.20%	N/A	6.13%
Core Fixed Income	Service	11/1/01-10/31/02 — One year	N/A	3.47%	N/A	3.47%
Global Income Fund	A	8/2/91-10/31/02 — Since inception	6.48%	6.92%	6.14%	6.57%
Global Income Fund	A	11/1/92-10/31/02 — Ten years	6.22%	6.71%	5.86%	6.35%
Global Income Fund	A	11/1/97-10/31/02 — Five years	4.28%	5.25%	3.89%	4.85%
Global Income Fund	A	11/1/01-10/31/02 — One year	-3.44%	1.08%	-3.81%	0.70%
Global Income Fund	B	5/1/96-10/31/02 — Since inception	5.98%	5.98%	5.81%	5.81%

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Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements	
					Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge
Global Income Fund	B	11/1/97-10/31/02 — Five years	4.29%	4.72%	4.15%	4.57%
Global Income Fund	B	11/1/01-10/31/02 — One year	-4.44%	0.59%	-4.80%	0.21%
Global Income Fund	C	8/15/97-10/31/02 — Since inception	5.12%	5.12%	4.86%	4.86%
Global Income Fund	C	11/1/97-10/31/02 — Five years	4.71%	4.71%	4.47%	4.47%
Global Income Fund	C	11/1/01-10/31/02 — One year	-0.41%	0.59%	0.79%	0.22%
Global Income Fund	Institutional	8/1/95-10/31/02 — Since inception	N/A	7.71%	N/A	7.13%
Global Income Fund	Institutional	11/1/97-10/31/02 — Five years	N/A	5.94%	N/A	5.31%
Global Income Fund	Institutional	11/1/01-10/31/02 — One year	N/A	1.82%	N/A	1.43%
Global Income Fund	Service	8/2/91-10/31/02 — Since inception	N/A	6.99%	N/A	6.70%
Global Income Fund	Service	11/1/92-10/31/02 — Ten years	N/A	6.78%	N/A	6.49%
Global Income Fund	Service	11/1/97-10/31/02 — Five years	N/A	5.39%	N/A	4.87%
Global Income Fund	Service	11/1/01-10/31/02 — One year	N/A	1.24%	N/A	0.86%
High Yield Municipal Fund	A	4/3/00-10/31/02 — Since inception	5.37%	7.26%	5.25%	7.14%
High Yield Municipal Fund	A	11/1/01-10/31/02 — One year	-1.03%	3.66%	-1.07%	3.61%
High Yield Municipal Fund	B	4/3/00-10/31/02 — Since inception	5.26%	6.47%	5.10%	6.35%
High Yield Municipal Fund	B	11/1/01-10/31/02 — One year	-2.26%	2.88%	-2.30%	2.84%
High Yield Municipal Fund	C	4/3/00-10/31/02 — Since inception	6.47%	6.47%	6.35%	6.35%
High Yield Municipal Fund	C	11/1/01-10/31/02 — One year	1.85%	2.88%	1.81%	2.84%
High Yield Municipal Fund	Institutional	4/3/00-10/31/02 — Since inception	N/A	7.69%	N/A	7.57%
High Yield Municipal Fund	Institutional	11/1/01-10/31/02 — One year	N/A	4.07%	N/A	4.02%
High Yield Fund	A	8/1/97-10/31/02 — Since inception	-0.05%	0.83%	-0.16%	0.71%
High Yield Fund	A	11/1/97-10/31/02 — Five years	-0.35%	0.57%	-0.44%	0.48%
High Yield Fund	A	11/1/01-10/31/02 — One year	-7.33%	-2.98%	-7.36%	-3.01%
High Yield Fund	B	8/1/97-10/31/02 — Since inception	-0.08%	0.11%	-0.15%	0.04%
High Yield Fund	B	11/1/97-10/31/02 — Five years	-0.55%	-0.15%	-0.60%	-0.19%
High Yield Fund	B	11/1/01-10/31/02 — One year	-8.38%	-3.56%	-8.41%	-3.59%
High Yield Fund	C	8/15/97-10/31/02 — Since inception	0.11%	0.11%	0.05%	0.05%
High Yield Fund	C	11/1/97-10/31/02 — Five years	-0.17%	-0.17%	-0.22%	-0.22%
High Yield Fund	C	11/1/01-10/31/02 — One year	-4.53%	-3.57%	-4.56%	-3.60%
High Yield Fund	Institutional	8/1/97-10/31/02 — Since inception	N/A	1.23%	N/A	1.16%
High Yield Fund	Institutional	11/1/97-10/31/02 — Five years	N/A	0.97%	N/A	0.92%
High Yield Fund	Institutional	11/1/01-10/31/02 — One year	N/A	-2.59%	N/A	-2.62%
High Yield Fund	Service	8/1/97-10/31/02 — Since inception	N/A	0.73%	N/A	0.64%

Fund	Class	Time Period	Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge	Assuming No Voluntary Waiver of Fees and No Expense Reimbursements	
					Assumes Maximum Applicable Sales Charge*	Assumes No Sales Charge
High Yield Fund	Service	11/1/97-10/31/02 — Five years	N/A	0.47%	N/A	0.41%
High Yield Fund	Service	11/1/01-10/31/02 — One year	N/A	-2.93%	N/A	-2.96%

All returns are average annual total returns

---

* Total return reflects a maximum (i) initial sales charge of 1.5% for Class A Shares of the Enhanced Income Fund and Ultra-Short Duration Government Fund, 2.0% for Class A Shares of the Short Duration Government Fund and Short Duration Tax-Free Fund, and 4.5% for Class A Shares of the Government Income Fund, Municipal Income Fund, Core Fixed Income Fund, Global Income Fund, High Yield Municipal Fund and High Yield Fund; (ii) an assumed deferred sales charge of 2% (declining to 0% after 3 years) for Class B Shares of the Short Duration Government Fund and Short Duration Tax-Free Fund and 5% (declining to 0% after 6 years) for the Government Income Fund, Municipal Income Fund, Core Fixed Income Fund, Global Income Fund, High Yield Municipal Fund and High Yield Fund; and (iii) an assumed deferred sales charge of 1% (if redeemed within 12 months of purchase) for Class C Shares of each Fund.

B-110

The above table should not be considered a representation of future performance.

Occasionally, statistics may be used to specify a Fund's volatility or risk. Measures of volatility or risk are generally used to compare a Fund's net asset value or performance relative to a market index. One measure of volatility is beta. Beta is the volatility of a fund relative to the total market. A beta of more than 1.00 indicates volatility greater than the market, and a beta of less than 1.00 indicates volatility less than the market. Another measure of volatility or risk is standard deviation. Standard deviation is used to measure variability of net asset value or total return around an average, over a specified period of time. The premise is that greater volatility connotes greater risk undertaken in achieving performance.

Each Fund may from time to time advertise comparative performance as measured by various independent sources, including, but not limited to, Lipper Analytical Services, Inc., iMoneyNet, Inc.'s Money Fund Report, Barron's, The Wall Street Journal, Weisenberger Investment Companies Service, Business Week, Changing Times, Financial World, Forbes, Fortune, Morningstar Mutual Funds, The New York Times, Personal Investor, Sylvia Porter's Personal Finance and Money.

In addition, Enhanced Income, Ultra-Short Duration Government Fund, Government Income Fund and Short Duration Government Fund may from time to time advertise their performance relative to certain indices and benchmark investments, including: (i) the Shearson Lehman Government/Corporate (Total) Index; (ii) Shearson Lehman Government Index; (iii) Merrill Lynch 1-3 Year Treasury Index; (iv) Merrill Lynch 2-Year Treasury Curve Index; (v) the Salomon Brothers Treasury Yield Curve Rate of Return Index; (vi) the Payden & Rygel 2-Year Treasury Note Index; (vii) 1 through 3 year U.S. Treasury Notes; (viii) constant maturity U.S. Treasury yield indices; (ix) the Consumer Price Index; (x) the London Interbank Offered Rate; (xi) other taxable investments such as certificates of deposit, money market deposit accounts, checking accounts, savings accounts, money market mutual funds, repurchase agreements, commercial paper; and (xii) historical data concerning the performance of adjustable and fixed-rate mortgage loans.

Enhanced Income, Short Duration Tax-Free Fund, Municipal Income Fund and High Yield Municipal Fund may from time to time advertise their performance relative to certain indices, any components of such indices and benchmark investments, including but not limited to: (i) the Lipper Analytical Services, Inc. Mutual Fund Performance Analysis, Fixed Income Analysis and Mutual Fund Indices (which measure total return and average current yield for the mutual fund industry and rank mutual fund performance); (ii) the Lehman Brothers Municipal Bond Indices; (iii) the Merrill Lynch Municipal Bond Institutional Total Rate of Return Indices; (iv) Bond Buyer Indices; (v) iMoneyNet, Inc.'s Money Fund Averages/Institutional Only Tax Free; and (vi) constant maturity U.S. Treasury yield indices.

Enhanced Income Fund, Core Fixed Income Fund, Global Income Fund and High Yield Fund may each from time to time advertise its performance relative to certain indices and benchmark investments, including: (i) the Lipper Analytical Services, Inc. Mutual Fund Performance Analysis, Fixed Income Analysis and Mutual Fund Indices (which measure total return and average current yield for the mutual fund industry and rank mutual fund performance); (ii) the CDA Mutual Fund Report published by CDA Investment Technologies, Inc. (which analyzes price, risk and various measures of return for the mutual fund industry); (iii) the Consumer Price Index published by the U.S. Bureau of Labor Statistics (which measures changes in the price of goods and services); (iv) Stocks, Bonds, Bills and Inflation published by Ibbotson Associates (which provides historical performance figures for stocks, government securities and inflation); (v) the Salomon Brothers' World Bond Index (which measures the total return in U.S. dollar terms of

B-111

government bonds, Eurobonds and foreign bonds of ten countries, with all such bonds having a minimum maturity of five years); (vi) the Lehman Brothers Aggregate Bond Index or its component indices; (vii) the Standard & Poor's Bond Indices (which measure yield and price of corporate, municipal and U.S. government bonds); (viii) the J.P. Morgan Global Government Bond Index; (ix) other taxable investments including certificates of deposit (CDs), money market deposit accounts (MMDAs), checking accounts, savings accounts, money market mutual funds and repurchase agreements; (x) historical investment data supplied by the research departments of Goldman Sachs, Lehman Brothers Inc., Credit Suisse First Boston, Morgan Stanley & Co. Incorporated, Salomon Smith Barney and Merrill Lynch; and (xi) iMoneyNet, Inc.'s Money Fund Report (which provides industry averages for 7-day annualized and compounded yields of taxable, tax-free and U.S. government money funds).

The composition of the investments in the above-referenced indices and the characteristics of a Fund's benchmark investments are not identical to, and in some cases may be very different from, those of a Fund's portfolio. These indices and averages are generally unmanaged and the items included in the calculations of such indices and averages may not be identical to the formulas used by the a Fund to calculate its performance figures.

From time to time advertisements or communications to shareholders may summarize the substance of information contained in shareholder reports (including the investment composition of a Fund), as well as the views of Goldman Sachs as to current market, economic, trade and interest rate trends, legislative, regulatory and monetary developments, investment strategies and regulated matters believed to be of relevance to a Fund.

Information used in advertisements and materials furnished to present and prospective investors may include statements or illustrations relating to the appropriateness of certain types of securities and/or mutual funds to meet specific financial goals. Such information may address:

• cost associated with aging parents;

• funding a college education (including its actual and estimated cost);

• health care expenses (including actual and projected expenses);

• long-term disabilities (including the availability of, and coverage provided by, disability insurance);

• retirement (including the availability of social security benefits, the tax treatment of such benefits and statistics and other information relating to maintaining a particular standard of living and outliving existing assets);

• asset allocation strategies and the benefits of diversifying among asset classes;

• the benefits of international and emerging market investments;

• the effects of inflation on investing and saving;

• the benefits of establishing and maintaining a regular pattern of investing and the benefits of dollar-cost averaging; and

• measures of portfolio risk, including but not limited to, alpha, beta and standard deviation.

The Trust may from time to time use comparisons, graphs or charts in advertisements to depict the following types of information:

- The performance of various types of securities (taxable money market funds, U.S. Treasury securities, adjustable rate mortgage securities, government securities, municipal bonds) over time. However, the characteristics of these securities are not identical to, and may be very different from, those of a Fund's portfolio;

- Volatility of total return of various market indices (for example, Lehman Government Bond Index, Standard and Poor's 500 and iMoneyNet, Inc.'s Money Fund Average/All Taxable Index) over varying periods of time;

- Credit ratings of domestic government bonds in various countries;

- Price volatility comparisons of types of securities over different periods of time; or

- Price and yield comparisons of a particular security over different periods of time.

In addition, the Trust may from time to time include rankings of Goldman Sachs' research department by publications such as the Institutional Investor and The Wall Street Journal in advertisements.

In addition, from time to time, advertisements or information may include a discussion of asset allocation models developed by GSAM and/or its affiliates, certain attributes or benefits to be derived from asset allocation strategies and the Goldman Sachs mutual funds that may be offered as investment options for the strategic asset allocations. Such advertisements and information may also include GSAM's current economic outlook and domestic and international market views to suggest periodic tactical modifications to current asset allocation strategies. Such advertisements and information may include other material which highlight or summarize the services provided in support of an asset allocation program.

In addition, advertisements or shareholder communications may include a discussion of certain attributes or benefits to be derived by an investment in a Fund. Such advertisements or information may include symbols, headlines or other material which highlight or summarize the information discussed in more detail therein.

Performance data is based on historical results and is not intended to indicate future performance. Total return, 30-day yield, tax equivalent yield and distribution rate will vary based on changes in market conditions, portfolio expenses, portfolio investments and other factors. The value of a Fund's shares will fluctuate and an investor's shares may be worth more or less than their original cost upon redemption. The Trust may also, at its discretion, from time to time make a list of a Fund's holdings available to investors upon request.

Performance quotations will be calculated separately for each class of shares in existence. Because each class of shares is subject to different expenses, the performance of each class of shares of a Fund will differ.

OTHER INFORMATION

As stated in the Prospectuses, the Trust may authorize Service Organizations and other institutions that provide recordkeeping, reporting and processing services to their customers to accept on the Trust's behalf purchase, redemption and exchange orders placed by or on behalf of their customers and, if approved by the Trust, to designate other intermediaries to accept such orders. These institutions may receive payments from the Trust or Goldman Sachs for their services. Certain Service Organizations or institutions may enter into sub-transfer agency agreements with the Trust or Goldman Sachs with respect to their services.

The Investment Adviser, Distributor and/or their affiliates may pay, out of their own assets, compensation to Authorized Dealers, Service Organizations and other financial intermediaries ("Intermediaries") in connection with the sale and distribution of shares of the Funds and/or servicing of these shares. These payments ("Additional Payments") would be in addition to the payments by the Funds described in the Funds' Prospectuses and this Additional Statement for distribution and shareholder servicing and processing, and would also be in addition to the sales commissions payable to Intermediaries as set forth in the Prospectus. These Additional Payments may take the form of "due diligence" payments for an Intermediary's examination of the Funds and payments for providing extra employee training and information relating to the Funds; "listing" fees for the placement of the Funds on a dealer's list of mutual funds available for purchase by its customers; "finders" or "referral" fees for directing investors to the Funds; "marketing support" fees for providing assistance in promoting the sale of the Funds' shares; and payments for the sale of shares and/or the maintenance of share balances. In addition, the Investment Adviser, Distributor and/or their affiliates may make Additional Payments for subaccounting, administrative and/or shareholder processing services that are in addition to any shareholder administration, servicing and processing fees paid by the Funds. The Additional Payments made by the Investment Adviser, Distributor and their affiliates may be a fixed dollar amount; may be based on the number of customer accounts maintained by an Intermediary; may be based on a percentage of the value of shares sold to, or held by, customers of the Intermediary involved; or may be calculated on another basis. The Additional Payments may be different for different Intermediaries. Furthermore, the Investment Adviser, Distributor and/or their affiliates may contribute to various non-cash and cash incentive arrangements to promote the sale of shares, as well as sponsor various educational programs, sales contests and/or promotions. The Investment Adviser, Distributor and their affiliates may also pay for the travel expenses, meals, lodging and entertainment of Intermediaries and their salespersons and guests in connection with educational, sales and promotional programs, subject to applicable NASD regulations. The Distributor currently expects that such additional bonuses or incentives will not exceed 0.50% of the amount of any sales.

A Fund will redeem shares solely in cash up to the lesser of $250,000 or 1% of the net asset value of the Fund during any 90- day period for any one shareholder. Each Fund, however, reserves the right to pay redemptions exceeding $250,000 or 1% of the net asset value of each respective Fund at the time of redemption by a distribution in kind of securities (instead of cash) from such Fund. The securities distributed in kind would be readily marketable and would be valued for this purpose using the same method employed in calculating each Fund's net asset value per share. See "Net Asset Value." If a shareholder receives redemption proceeds in kind, the shareholder should expect to incur transaction costs upon the disposition of the securities received in the redemption.

The right of a shareholder to redeem shares and the date of payment by each Fund may be suspended for more than seven days for any period during which the New York Stock Exchange is closed, other than the customary weekends or holidays, or when trading on such Exchange is restricted as determined by the SEC; or during any emergency, as determined by the SEC, as a result of which it is not reasonably practicable for such Fund to dispose of securities owned by it or fairly to determine the value of its net assets; or for such other period as the SEC may by order permit for the protection of shareholders of such Fund. (The Trust may also suspend or postpone the recordation of the transfer of shares upon the occurrence of any of the foregoing conditions.)

The Prospectuses and this Additional Statement do not contain all the information included in the Registration Statement filed with the SEC under the 1933 Act with respect to the securities offered by the

Prospectuses. Certain portions of the Registration Statement have been omitted from the Prospectuses and this Additional Statement pursuant to the rules and regulations of the SEC. The Registration Statement including the exhibits filed therewith may be examined at the office of the SEC in Washington, D.C.

Statements contained in the Prospectuses or in this Additional Statement as to the contents of any contract or other document referred to are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement of which the Prospectuses and this Additional Statement form a part, each such statement being qualified in all respects by such reference.

FINANCIAL STATEMENTS

The audited financial statements and related report of Ernst & Young LLP, independent auditors, contained in each Fund's 2002 Annual Report are hereby incorporated by reference. The financial statements in each Fund's Annual Report have been incorporated by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing. The financial highlights included in the Annual Report for each Fund for periods ending on or before October 31, 1999 were audited by the Funds' former independent auditors. A copy of the Annual Reports may be obtained without charge by writing Goldman, Sachs & Co., 4900 Sears Tower, Chicago, Illinois 60606 or by calling Goldman, Sachs & Co., at the telephone number on the back cover of each Fund's Prospectus. No other portions of the Funds' Annual Reports are incorporated herein by reference.

OTHER INFORMATION REGARDING PURCHASES, REDEMPTIONS, EXCHANGES AND DIVIDENDS
(Class A Shares, Class B Shares and Class C Shares Only)

The following information supplements the information in the Prospectus under the captions "Shareholder Guide" and "Dividends." Please see the Prospectus for more complete information.

Other Purchase Information

The sales load waivers on the Funds' shares are due to the nature of the investors involved and/or the reduced sales effort that is needed to obtain such investments.

If shares of a Fund are held in a "street name" account with an Authorized Dealer, all recordkeeping, transaction processing and payments of distributions relating to the beneficial owner's account will be performed by the Authorized Dealer, and not by the Fund and its Transfer Agent. Since the Funds will have no record of the beneficial owner's transactions, a beneficial owner should contact the Authorized Dealer to purchase, redeem or exchange shares, to make changes in or give instructions concerning the account or to obtain information about the account. The transfer of shares in a "street name" account to an account with another dealer or to an account directly with the Fund involves special procedures and will require the beneficial owner to obtain historical purchase information about the shares in the account from the Authorized Dealer.

Right of Accumulation — (Class A)

A Class A shareholder qualifies for cumulative quantity discounts if the current purchase price of the new investment plus the shareholder's current holdings of existing Class A Shares (acquired by purchase or exchange) of the Funds and Class A Shares of any other Goldman Sachs Fund total the requisite amount for receiving a discount. For example, if a shareholder owns shares with a current market value of $65,000 and purchases additional Class A Shares of the Government Income Fund with a purchase price of $45,000, the sales charge for the $45,000 purchase would be 3.0% (the rate applicable to a single purchase of more than $100,000). Class A Shares purchased without the imposition of a sales charge and shares of another class of the Funds may not be aggregated with Class A Shares purchased subject to a sales charge. Class A Shares of the Funds and any other Goldman Sachs Fund purchased (i) by an individual, his spouse and his children; and (ii) by a trustee, guardian or other fiduciary of a single trust estate or a single fiduciary account, will be combined for the purpose of determining whether a purchase will qualify for such right of accumulation and, if qualifying, the applicable sales charge level. For purposes of applying the right of accumulation, shares of the Funds and any other Goldman Sachs Fund purchased by an existing client of Goldman Sachs Wealth Management will be combined with Class A Shares and other assets held by all other Goldman Sachs Wealth Management accounts. In addition, Class A Shares of the Funds and Class A Shares of any other Goldman Sachs Fund purchased by partners, directors, officers or employees of the same business organization or by groups of individuals represented by and investing on the recommendation of the same accounting firm, certain affinity groups or other similar organizations (collectively, "eligible persons") may be combined for the purpose of determining whether a purchase will qualify for the right of accumulation and, if qualifying, the applicable sales charge level. This right of accumulation is subject to the following conditions: (i) the business organization's, group's or firm's agreement to cooperate in the offering of the Funds' shares to eligible persons; and (ii) notification to the Funds at the time of purchase that the investor is eligible for this right of accumulation. In addition, in connection with SIMPLE IRA accounts, cumulative quantity discounts are available on a per plan basis if (i) your employee has been assigned a cumulative discount number by Goldman Sachs; and (ii) your account, alone or in combination with the accounts of other plan participants also invested in Class A shares of the Goldman Sachs Funds totals the requisite aggregate amount as described in the Prospectuses.

Statement of Intention — (Class A)

If a shareholder anticipates purchasing at least $100,000 ($500,000 in the case of Enhanced Income and Ultra-Short Duration Government Funds and $250,000 in the case of Short Duration Government and Short Duration Tax-Free Funds), not counting reinvestments of dividends and distributions, of Class A Shares of a Fund alone or in combination with Class A Shares of any other Goldman Sachs Fund within a 13-month period, the shareholder may purchase shares of the Fund at a reduced sales charge by submitting a Statement of Intention (the "Statement"). Shares purchased pursuant to a Statement will be eligible for the same sales charge discount that would have been available if all of the purchases had been made at the same time. The shareholder or his Authorized Dealer must inform Goldman Sachs that the Statement is in effect each time shares are purchased. There is no obligation to purchase the full amount of shares indicated in the Statement. A shareholder may include the value of all Class A Shares on which a sales charge has previously been paid as an "accumulation credit" toward the completion of the Statement, but a price readjustment will be made only on Class A Shares purchased within 90 days before submitting the Statement. The Statement authorizes the Transfer Agent to hold in escrow a sufficient number of shares which can be redeemed to make up any difference in the sales charge on the amount actually invested. For purposes of satisfying the amount specified on the Statement, the gross amount of each investment, exclusive of any appreciation on shares previously purchased, will be taken into account.

The provisions applicable to the Statement, and the terms of the related escrow agreement, are set forth in Appendix C to this Additional Statement.

Cross-Reinvestment of Dividends and Distributions

Shareholders may receive dividends and distributions in additional shares of the same class of the Fund in which they have invested or they may elect to receive them in cash or shares of the same class of other mutual funds sponsored by Goldman Sachs (the "Goldman Sachs Funds") or ILA Service Shares of the Prime Obligations Fund or the Tax-Exempt Diversified Fund, if they hold Class A Shares of a Fund, or ILA

Class B or Class C Shares of the Prime Obligations Fund, if they hold Class B or Class C Shares of a Fund (the "ILA Funds").

A Fund shareholder should obtain and read the prospectus relating to the other Goldman Sachs Fund or ILA Fund and its shares and consider its investment objective, policies and applicable fees before electing cross-reinvestment into that Fund. The election to cross-reinvest dividends and capital gain distributions will not affect the tax treatment of such dividends and distributions, which will be treated as received by the shareholder and then used to purchase shares of the acquired fund. Such reinvestment of dividends and distributions in shares of other Goldman Sachs Funds or ILA Funds is available only in states where such reinvestment may legally be made.

Automatic Exchange Program

A Fund shareholder may elect to exchange automatically a specified dollar amount of shares of the Fund for shares of the same class or an equivalent class of another Goldman Sachs Fund involving either an identical account of another Goldman Sachs Fund, or an account registered in a different name or with a different address, social security or other taxpayer identification number, provided in each case that the account in the acquired fund has been established, appropriate signatures have been obtained and the minimum initial investment requirement has been satisfied. A Fund shareholder should obtain and read the prospectus relating to the other Goldman Sachs Fund and its shares and consider its investment objective, policies and applicable fees and expenses before electing an automatic exchange into that Goldman Sachs Fund.

Class C Exchanges

As stated in the Prospectuses, Goldman Sachs normally begins paying the annual 0.75% distribution fee on Class C Shares to Authorized Dealers after the shares have been held for one year. When an Authorized Dealer enters into an appropriate agreement with Goldman Sachs and stops receiving this payment on Class C Shares that have been beneficially owned by the Authorized Dealer's customers for at least ten years, those Class C Shares may be exchanged for Class A Shares (which bear a lower distribution fee) of the same Fund at their relative net asset value without a sales charge in recognition of the reduced payment to the Authorized Dealer.

Systematic Withdrawal Plan

A systematic withdrawal plan (the "Systematic Withdrawal Plan") is available to shareholders of a Fund whose shares are worth at least $5,000. The Systematic Withdrawal Plan provides for monthly payments to the participating shareholder of any amount not less than $50.

Dividends and capital gain distributions on shares held under the Systematic Withdrawal Plan are reinvested in additional full and fractional shares of the applicable Fund at net asset value. The Transfer Agent acts as agent for the shareholder in redeeming sufficient full and fractional shares to provide the amount of the systematic withdrawal payment. The Systematic Withdrawal Plan may be terminated at any time. Goldman Sachs reserves the right to initiate a fee of up to $5 per withdrawal, upon 30 days written notice to the shareholder. Withdrawal payments should not be considered to be dividends, yield or income. If periodic withdrawals continuously exceed new purchases and reinvested dividends and capital gains distributions, the shareholder's original investment will be correspondingly reduced and ultimately exhausted. The maintenance of a withdrawal plan concurrently with purchases of additional Class A, Class B or Class C Shares would be disadvantageous because of the sales charge imposed on purchases of Class A Shares or the imposition of a CDSC on redemptions of Class A, Class B and Class C Shares. The CDSC applicable to Class B and Class C Shares redeemed under a Systematic Withdrawal Plan may be waived. See "Shareholder Guide" in the Prospectuses. In addition, each withdrawal constitutes a redemption of shares, and any gain or loss realized must be reported for federal and state income tax purposes. A shareholder should consult his or her own tax adviser with regard to the tax consequences of participating in the Systematic Withdrawal Plan. For further information or to request a Systematic Withdrawal Plan, please write or call the Transfer Agent.

Offering Price of Class A Shares

Class A Shares of Government Income, Municipal Income, Core Fixed Income, Global Income, High Yield Municipal and High Yield Funds are sold at a maximum sales charge of 4.5%, Enhanced Income Fund and Ultra-Short Duration Government Fund at 1.5% and Short Duration Government and Short Duration Tax-Free Funds at 2%. Using the offering price as of October 31, 2002, the maximum offering price of the Class A shares of each Fund's shares then in existence would be as follows:

Fund	Net Asset Value	Maximum Sales Charge	Offering Price to Public
Enhanced Income	$10.13	1.5%	$10.28
Ultra-Short Duration Government	9.66	1.5%	9.81
Short Duration Government	10.12	2.0%	10.33
Short Duration Tax-Free	10.36	2.0%	10.57
Government Income	14.95	4.5%	15.65
Municipal Income	15.29	4.5%	16.01
Core Fixed Income	10.07	4.5%	10.54
Global Income	14.34	4.5%	15.02
High Yield Municipal	10.34	4.5%	10.83
High Yield	6.38	4.5%	6.68

You may purchase Class A Shares of the Funds without an initial sales charge or a CDSC using the proceeds from shares redeemed from a registered open-end management investment company that is neither (i) a money market fund nor (ii) distributed or managed by Goldman Sachs or its affiliates ("Eligible Funds"). To qualify for this waiver all of the following conditions must be met:

(1)   The redemption of the Eligible Fund shares must be within 60 days of the purchase of the Class A Shares of the Funds;

(2)   Your broker must have entered into an agreement with Goldman Sachs concerning this sales charge waiver;

(3)   Purchases of Class A Shares must be made through your broker and the waiver must be requested when the purchase order is placed;

(4)   The proceeds used to purchase Class A Shares may not be from the redemption of money market fund shares;

(5)   If you use your redemption proceeds to purchase shares of a money market fund of the Trust, a subsequent exchange of those money market fund shares will be subject to a sales charge; and

(6)   The Distributor may require evidence of your qualification for this waiver.

DISTRIBUTION AND SERVICE PLANS
(Class A Shares, Class B Shares and Class C Shares Only)

Distribution and Service Plans. As described in the Prospectus, the Trust has adopted, on behalf of Class A, Class B and Class C Shares of each Fund, distribution and service plans (each a "Plan"). See "Shareholder Guide – Distribution and Service Fees" in the Prospectus. The distribution fees payable under the Plans are subject to Rule 12b-1 under the Act and finance distribution and other services that are provided to investors in the Funds and enable the Funds to offer investors the choice of investing in either Class A, Class B or Class C Shares when investing in the Funds. In addition, the distribution fees payable under the Plans may be used to assist the Funds in reaching and maintaining asset levels that are efficient for the Funds' operations and investments.

The Plans for each Fund were most recently approved on April 24, 2002 by a majority vote of the Trustees of the Trust, including a majority of the non-interested Trustees of the Trust who have no direct or indirect financial interest in the Plans, cast in person at a meeting called for the purpose of approving the Plans.

The compensation for distribution services payable under a Plan to Goldman Sachs may not exceed 0.25%, 0.75% and 0.75% per annum of a Fund's average daily net assets attributable to Class A, Class B and Class C Shares, respectively, of such Fund.

Under the Plans for Class A (Global Income Fund only), Class B and Class C Shares, Goldman Sachs is also entitled to received a separate fee for personal and account maintenance services equal to an annual basis of 0.25% of each Fund's average daily net assets attributable to Class A, Class B or Class C Shares. With respect to Class A Shares, the Distributor at its discretion may use compensation for distribution services paid under the Plan for personal and account maintenance services and expenses so long as such total compensation under the Plan does not exceed the maximum cap on "service fees" imposed by the NASD.

Currently, Goldman Sachs has voluntarily agreed to limit distribution and service fees pursuant to the Plan to .85% of the average daily net assets attributable to Class B Shares of the Short Duration Government and Short Duration Tax-Free Funds. Goldman Sachs may modify or discontinue such limitation in the future at its discretion.

Each Plan is a compensation plan which provides for the payment of a specified fee without regard to the expenses actually incurred by Goldman Sachs. If such fee exceeds Goldman Sachs' expenses, Goldman Sachs may realize a profit from these arrangements. The distribution fees received by Goldman Sachs under the Plans and CDSC on Class A, Class B and Class C Shares may be sold by Goldman Sachs as distributor to entities which provide financing for payments to Authorized Dealers in respect of sales of Class A, Class B and Class C Shares. To the extent such fees are not paid to such dealers, Goldman Sachs may retain such fees as compensation for its services and expenses of distributing the Funds' Class A, Class B and Class C Shares.

Under each Plan, Goldman Sachs, as distributor of each Fund's Class A, Class B and Class C Shares, will provide to the Trustees of the Trust for their review, and the Trustees of the Trust will review at least quarterly a written report of the services provided and amounts expended by Goldman Sachs under the Plans and the purposes for which such services were performed and expenditures were made.

The Plans will remain in effect until May 1, 2003 and from year to year thereafter, provided that such continuance is approved annually by a majority vote of the Trustees of the Trust, including a majority of the non-interested Trustees of the Trust who have no direct or indirect financial interest in the Plans. The Plans may not be amended to increase materially the amount of distribution compensation described therein without approval of a majority of the outstanding Class A, Class B or Class C Shares of the affected Fund and affected share class but may be amended without shareholder approval to increase materially the amount of non-distribution compensation. All material amendments of a Plan must also be approved by the Trustees of the Trust in the manner described above. A Plan may be terminated at any time as to any Fund without payment of any penalty by a vote of a majority of the non-interested Trustees of the Trust or by vote of a majority of the Class A, Class B or Class C Shares, respectively, of the affected Fund and affected share class. If a Plan was terminated by the Trustees of the Trust and no successor plan was adopted, the Fund would cease to make payments to Goldman Sachs under the Plan and Goldman Sachs would be unable to recover the amount of any of its unreimbursed expenditures. So long as a Plan is in effect, the selection and nomination of non-interested Trustees of the Trust will be committed to the discretion of the non-interested Trustees of the Trust. The Trustees of the Trust have determined that in their judgment there is a reasonable likelihood that the Plans will benefit the Funds and their Class A, Class B and Class C shareholders.

For the fiscal years ended October 31, 2002, 2001, and 2000, each Fund paid Goldman Sachs the following distribution and service fees under the Class A Plan:

Fund	Fiscal year ended October 31, 2002	Fiscal year ended October 31, 2001	Fiscal year ended October 31, 2000
Enhanced Income[1]			
With fee waivers	$1,365,281	$ 80,292	$ 1,236
Without fee waivers	1,365,281	80,292	1,236
Ultra-Short Duration Government			
With fee waivers	1,283,962	108,726	67,875
Without fee waivers	1,283,962	108,726	67,875
Short Duration Government			
with fee waivers	374,783	98,177	101,833
without fee waivers	374,783	98,177	101,833
Short Duration Tax-Free			
with fee waivers	178,215	60,498	50,891
without fee waivers	178,215	60,498	50,891
Government Income			
with fee waivers	420,554	267,226	$ 192,067
without fee waivers	420,554	267,226	192,067
Municipal Income			
with fee waivers	246,967	189,657	$ 204,901
without fee waivers	246,967	189,657	204,901
Core Fixed Income			
with fee waivers	556,181	289,996	$ 201,757
without fee waivers	556,181	289,996	201,757
Global Income			
with fee waivers	1,362,181	1,442,872	$1,357,715
without fee waivers	1,362,181	1,442,872	1,357,715
High Yield Municipal[2]			
with fee waivers	1,097,318	525,558	$ 115,302
without fee waivers	1,097,318	525,558	115,302
High Yield			
with fee waivers	1,713,607	1,222,943	$1,222,391
without fee waivers	1,713,607	1,222,943	1,222,391

---

[1]   Enhanced Income Fund commenced operations on August 2, 2000.

[2]   High Yield Municipal Fund commenced operations on April 3, 2000.

During the fiscal year ended October 31, 2002, Goldman Sachs incurred the following distribution expenses under the Class A Plan on behalf of Enhanced Income, Ultra-Short Duration Government, Short Duration Government, Short Duration Tax-Free, Government Income, Municipal Income, Core Fixed Income, Global Income, High Yield Municipal and High Yield Funds.

Fiscal Year ended October 31, 2002	Compensation to Dealers[1]	Compensation and Expenses of the Distributor and Its Sales Personnel	Allocable Overhead, Telephone and Travel Expenses	Printing and Mailing of Prospectuses to Other than Current Shareholders[2]	Preparation and Distribution of Sales Literature and Advertising
Enhanced Income Fund	$ 17,705	$1,725,999	$573,690	$15,239	$149,584
Ultra-Short Duration Government Fund	428,677	1,299,809	680,441	14,004	169,326
Short Duration Government Fund	507,538	132,332	148,267	1,142	37,566
Short Duration Tax-Free Fund	269,181	91,120	106,749	2,263	25,964
Government Income Fund	523,831	137,245	117,445	-168	25,645
Municipal Income Fund	257,671	153,089	109,051	1,717	24,719
Core Fixed Income Fund	522,651	381,344	128,670	834	28,511
Global Income Fund	597,267	289,565	99,995	2,242	23,951
High Yield Municipal Fund	742,157	978,364	184,770	4,093	36,676
High Yield Fund	1,147,283	1,582,478	351,909	7,090	83,104

---

1   Advance commissions paid to dealers of 1% on Class A Shares are considered deferred assets which are amortized over a period of one year; amounts presented above reflect amortization expense recorded during the period presented.

2   Reflects credits allocated to the Funds to correct expense over-accruals.

For the fiscal years ended October 31, 2002, 2001 and 2000, each Fund paid Goldman Sachs the following distribution and service fees under the Class B Plan:

Fund[1]	Fiscal year ended October 31, 2002	Fiscal year ended October 31, 2001	Fiscal year ended October 31, 2000
Short Duration Government			
With fee waivers	$236,223	$ 74,697	$ 60,746
Without fee waivers	277,909	87,879	69,858
Short Duration Tax-Free			
With fee waivers	29,950	16,464	18,875
Without fee waivers	55,235	19,370	21,706
Government Income			
With fee waivers	380,422	247,353	178,660
Without fee waivers	380,422	247,353	178,660
Municipal Income			
With fee waivers	137,465	100,737	87,925
Without fee waivers	137,465	100,737	87,925
Core Fixed Income			
With fee waivers	291,031	192,373	137,237
Without fee waivers	291,031	192,373	137,237
Global Income			
With fee waivers	350,859	266,384	190,559
Without fee waivers	350,859	266,384	190,559
High Yield Municipal[2]			
With fee waivers	369,052	208,733	44,922
without fee waivers	369,052	208,733	44,922
High Yield			
with fee waivers	532,489	426,230	391,902
without fee waivers	532,489	426,230	391,902

[1]   Enhanced Income Fund and Ultra-Short Duration Government Fund currently do not offer Class B Shares.

[2]   High Yield Municipal Fund commenced operations on April 3, 2000.

During the fiscal year ended October 31, 2002, Goldman Sachs incurred the following expenses in connection with distribution under the Class B Plan on behalf of each of the following Funds:

Fiscal Year ended October 31, 2002	Compensation To Dealers[1]	Compensation and Expenses of the Distributor and Its Sales Personnel	Allocable Overhead, Telephone And Travel Expenses	Printing and Mailing of Prospectuses to Other than Current Shareholders[2]	Preparation and Distribution of Sales Literature And Advertising
Short Duration Government Fund	$234,842	$19,801	$27,043	$ 60	$6,870
Short Duration Tax-Free Fund	37,254	4,296	5,848	169	1,384
Government Income Fund	499,848	19,626	26,838	31	5,899
Municipal Income Fund	174,972	10,816	15,206	232	3,449
Core Fixed Income Fund	351,592	12,229	17,105	179	3,841
Global Income Fund	413,951	9,018	12,630	219	3,020
High Yield Municipal Bond Fund	383,761	11,240	16,284	442	3,257
High Yield Fund	787,819	18,725	27,610	595	6,531

---

1   Advance commissions paid to dealers of 4% on Class B Shares are considered deferred assets which are amortized over a period of six years; amounts presented above reflect amortization expense recorded during the period presented.

2   Reflects credits allocated to the Funds to correct expenses over-accruals.

For the fiscal years ended October 31, 2002, 2001 and 2000, each Fund paid Goldman Sachs the following distribution and service fees under the Class C Plan:

Fund[1]	Fiscal year ended October 31, 2002	Fiscal year ended October 31, 2001	Fiscal year ended October 31, 2000
Short Duration Government			
With fee waivers	$428,712	$ 81,881	$ 66,246
Without fee waivers	428,712	81,881	66,246
Short Duration Tax-Free			
With fee waivers	156,655	16,071	16,872
Without fee waivers	156,655	16,071	16,872
Government Income			
With fee waivers	159,172	101,725	77,509
Without fee waivers	159,172	101,725	77,509
Municipal Income			
With fee waivers	61,390	46,757	35,516
Without fee waivers	61,390	46,757	35,516
Core Fixed Income			
With fee waivers	148,524	85,215	63,731
Without fee waivers	148,524	85,215	63,731
Global Income			
With fee waivers	100,755	74,565	65,023
Without fee waivers	100,755	74,565	65,023
High Yield Municipal[2]			
with fee waivers	251,291	148,717	43,928
without fee waivers	251,291	148,717	43,928
High Yield			
with fee waivers	183,815	121,630	104,308
without fee waivers	183,815	121,630	104,308

[1] Enhanced Income Fund and Ultra-Short Duration Government Fund currently do not offer Class C Shares.

[2] The High Yield Municipal Fund commenced operations on April 3, 2000.

B-125

During the fiscal year ended October 31, 2002, Goldman Sachs incurred the following expenses in connection with distribution under the Class C Plan on behalf of each of the following Funds:

Fiscal Year ended October 31, 2002	Compensation to Dealer[1]	Compensation and Expenses of the Distributor and Its Sales Personnel	Allocable Overhead, Telephone and Travel Expenses	Printing and Mailing of Prospectuses to Other than Current Shareholders[2]	Preparation and Distribution of Sales Literature and Advertising
Short Duration Government Fund	$351,980	$29,611	$38,637	$-388	$9,731
Short Duration Tax-Free Fund	150,713	16,659	22,044	408	5,202
Government Income Fund	150,119	8,137	11,038	-38	2,410
Municipal Income Fund	55,819	4,822	7,013	161	1,591
Core Fixed Income Fund	127,036	6,690	8,703	69	1,923
Global Income Fund	99,566	2,583	3,598	56	864
High Yield Municipal Fund	257,849	7,614	10,780	270	2,138
High Yield Fund	184,798	6,382	9,232	160	1,168

---

1 Advance commissions paid to dealers of 1% on Class C Shares are considered deferred assets which are amortized over a period of one year; amounts presented above reflect amortization expense recorded during the period presented.

2 Reflects credits allocated to the Funds to correct expense over-accruals.

B-126

SERVICE PLAN AND SHAREHOLDER ADMINISTRATION PLAN
(Service Shares Only)

Each Fund (other than the Enhanced Income Fund) has adopted a service plan and a separate shareholder administration plan (the "Plans") with respect to its Service Shares which authorize it to compensate Service Organizations for providing personal and account maintenance services and shareholder administration services to their customers who are or may become beneficial owners of such Shares. Pursuant to the Plans, a Fund will enter into agreements with Service Organizations which purchase Service Shares of the Fund on behalf of their customers ("Service Agreements"). Under such Service Agreements, the Service Organizations may perform some or all of the following services:

(i) Personal and account maintenance services, including: (a) providing facilities to answer inquiries and respond to correspondence with customers and other investors about the status of their accounts or about other aspects of the Trust or the applicable Fund; (b) acting as liaison between the Service Organization's customers and the Trust, including obtaining information from the Trust and assisting the Trust in correcting errors and resolving problems; (c) providing such statistical and other information as may be reasonably requested by the Trust or necessary for the Trust to comply with applicable federal or state law; (d) responding to investor requests for prospectuses; (e) displaying and making prospectuses available on the Service Organization's premises; and (f) assisting customers in completing application forms, selecting dividend and other account options and opening custody accounts with the Service Organization.

(ii) Shareholder administration services, including: (a) acting or arranging for another party to act, as recordholder and nominee of the Service Shares beneficially owned by the Service Organization's customers; (b) establishing and maintaining or assist in establishing and maintaining individual accounts and records with respect to the Service Shares owned by each customer; (c) processing or assist in processing confirmations concerning customer orders to purchase, redeem and exchange Service Shares; (d) receiving and transmitting or assist in receiving and transmitting funds representing the purchase price or redemption proceeds of such Service Shares; (e) facilitating the inclusion of Service Shares in accounts, products or services offered to the Service Organization's customers by or through the Service Organization; (f) processing dividend payments on behalf of customers; and (g) performing other related services which do not constitute "any activity which is primarily intended to result in the sale of shares" within the meaning of Rule 12b-1 under the Act or "personal and account maintenance services" within the meaning of the NASD's Conduct Rules.

As compensation for such services, a Fund will pay each Service Organization a personal and account maintenance service fee and a shareholder administration service fee in an amount up to 0.25% and 0.25%, respectively (on an annualized basis), of the average daily net assets of the Service Shares of such Fund attributable to or held in the name of such Service Organization.

For the fiscal years ended October 31, 2002, October 31, 2001, and October 31, 2000, fees were paid by the Funds to Service Organizations under Servicing Agreements as follows. Prior to January 30, 2001, the Funds had a single service plan which provided for both personal and account maintenance services and shareholder administration services at the same aggregate rate.

Fund[1]	Fiscal year ended October 31, 2002	Fiscal year ended October 31, 2001	Fiscal year ended October 31, 2000
Ultra-Short Duration Government	$182,176	$ 36,791	$ 2,324
Short Duration Government	41,791	36,474	31,548
Short Duration Tax-Free	316	224	593
Government Income	45,574	19,812	1,741
Municipal Income	1,359	45	7
Core Fixed Income	133,192	103,641	43,414
Global Income	7,166	8,529	7,615
High Yield Municipal[2]	N/A	N/A	N/A
High Yield	2,427	2,073	2,154

---

[1]   Enhanced Income Fund currently does not offer Service Shares.

[2]   High Yield Municipal Fund commenced operations on April 3, 2000.

   The Funds have adopted the service plan but not the shareholder administration plan pursuant to Rule 12b-1 under the Act in order to avoid any possibility that service fees paid to the Service Organizations pursuant to the Service Agreements might violate the Act. Rule 12b-1, which was adopted by the SEC under the Act, regulates the circumstances under which an investment company or series thereof may bear expenses associated with the distribution of its shares. In particular, such an investment company or series thereof cannot engage directly or indirectly in financing any activity which is primarily intended to result in the sale of shares issued by the company unless it has adopted a plan pursuant to, and complies with the other requirements of, such Rule. The Trust believes that fees paid for the services provided in the service plan and described above are not expenses incurred primarily for effecting the distribution of Service Shares. However, should such payments be deemed by a court or the SEC to be distribution expenses, such payments would be duly authorized by the service plan.

   Conflict of interest restrictions (including the Employee Retirement Income Security Act of 1974, as amended) may apply to a Service Organization's receipt of compensation paid by a Fund in connection with the investment of fiduciary assets in Service Shares of such Fund. Service Organizations, including banks regulated by the Comptroller of the Currency, the Federal Reserve Board or the Federal Deposit Insurance Corporation, and investment advisers and other money managers subject to the jurisdiction of the SEC, the Department of Labor or state securities regulators, are urged to consult their legal advisers before investing fiduciary assets in Service Shares of the Funds. In addition, under some state securities laws, banks and other financial institutions purchasing Service Shares on behalf of their customers may be required to register as dealers.

   The Trustees, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plans or the related Service Agreements, most recently voted to approve each Fund's Plans and Service Agreements (other than the Enhanced Income Fund) at a meeting called for the purpose of voting on such Plans and Service Agreements on April 24, 2002. The Enhanced Income Fund does not offer Service Shares. The Plans and Service Agreements will remain in effect until May 1, 2003, and will continue in effect thereafter only if such continuance is specifically approved annually by a vote of the Board of Trustees in the manner described above. The service plan may not be amended (but the shareholder administration plan may be amended) to increase materially the amount to be spent for the services described therein without approval of the shareholders of the affected Fund, and all material amendments of each Plan must also be approved by the

Board of Trustees in the manner described above.

The Plans may be terminated at any time by a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plans and Service Agreements or by vote of a majority of the outstanding Service Shares of the affected Fund. The Service Agreements may be terminated at any time, without payment of any penalty, by vote of a majority of such Trustees or by a vote of a majority of the outstanding Service Shares of the affected Fund on not more than 60 days' written notice to any other party to the Service Agreements.

The Service Agreements will terminate automatically if assigned. So long as the Plans are in effect, the selection and nomination of those Trustees who are not interested persons will be committed to the discretion of the Trust's Nominating Committee, which consists of all of the non-interested members of the Board of Trustees. The Board of Trustees has determined that, in its judgment, there is a reasonable likelihood that the Plans will benefit the Funds and the holders of Service Shares.

ADMINISTRATION PLAN
(Administration Shares Only)

The Enhanced Income Fund has adopted an administration plan (the "Plan") with respect to its Administration Shares which authorizes it to compensate Service Organizations for providing certain account administration services to their customers who are beneficial owners of such Shares. Pursuant to the Plan, the Fund enters into agreements with Service Organizations which purchase Administration Shares on behalf of their customers ("Service Agreements"). Under such Service Agreements the Service Organizations may agree to perform some or all of the following services: (i) act, directly or through an agent, as the shareholder of record and nominee for customers; (ii) maintain account records for customers who beneficially own Administration Shares of the Fund; (iii) receive and transmit, or assist in receiving and transmitting, funds for purchases and redemptions; (iv) provide facilities to answer questions and handle correspondence from customers regarding their accounts; and (v) issue, or assist in issuing, confirmations for transactions in shares by customers. As compensation for such services, the Fund will pay each Service Organization an account administration fee in an amount up to 0.25% (on an annualized basis) of the average daily net assets of the Administration Shares of the Fund attributable to or held in the name of such Service Organization.

For the fiscal periods ended October 31, 2001 and October 31, 2002, fees of $0 and $21,108 were paid by the Enhanced Income Fund under the Plan, respectively.

Conflict of interest restrictions (including the Employee Retirement Income Security Act of 1974, as amended) may apply to a Service Organization's receipt of compensation paid by a Fund in connection with the investment of fiduciary assets in Administration Shares of the Fund. Service Organizations, including banks regulated by the Comptroller of the Currency, the Federal Reserve Board or the Federal Deposit Insurance Corporation, and investment advisers and other money managers subject to the jurisdiction of the SEC, the Department of Labor or state securities commissions, are urged to consult their legal advisers before investing fiduciary assets in Administration Shares of the Fund. In addition, under some state securities laws, banks and other financial institutions purchasing Administration Shares on behalf of their customers may be required to register as dealers.

The Board of Trustees, including a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or the related Service Agreements, most recently voted to approve the Plan and Service Agreements with respect to the Fund at a meeting called for the purpose of voting on such Plan and Service Agreements on April 24, 2002. The Plan and Service Agreements will remain in effect until May 1, 2003 and will continue in effect thereafter only if such continuance is specifically approved annually by a vote of the Board of Trustees in the manner described above.

Unless approved by the Board of Trustees in the manner described above, the Plan may not be amended to increase materially the amount to be spent for the services described therein and other material amendments of the Plan may not be made. The Plan may be terminated at any time by a majority of the Trustees who are not interested persons of the Trust and who have no direct or indirect financial interest in the operation of the Plan or the related Service Agreements or by vote of a majority of the Fund's outstanding Administration Shares. The Service Agreements may be terminated at any time, without payment of any penalty, by a vote of a majority of such Trustees or by a vote of a majority of the outstanding Administration Shares of the Fund on not more than 60 days' written notice to any other party to the Service Agreements. The Service Agreements will terminate automatically if assigned. So long as the Plan is in effect, the selection and nomination of those Trustees who are not interested persons will be committed to the discretion of the non-interested Trustees of the Trust. The Board of Trustees has determined that, in its judgment, there is a reasonable likelihood that the Plan will benefit the Fund and the holders of its Administration Shares.

DESCRIPTION OF SECURITIES RATINGS

Short-Term Credit Ratings

A Standard & Poor's short-term issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation having an original maturity of no more than 365 days. The following summarizes the rating categories used by Standard & Poor's for short-term issues:

"A-1" — Obligations are rated in the highest category and indicate that the obligor's capacity to meet its financial commitment on the obligation is strong. Within this category, certain obligations are designated with a plus sign (+). This indicates that the obligor's capacity to meet its financial commitment on these obligations is extremely strong.

"A-2" — Obligations are somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitment on the obligation is satisfactory.

"A-3" — Obligations exhibit adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

"B" — Obligations have significant speculative characteristics. The obligor currently has the capacity to meet its financial commitment on the obligation. However, it faces major ongoing uncertainties which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

"C" — Obligations are currently vulnerable to nonpayment and are dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation.

"D" – Obligations are in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Local Currency and Foreign Currency Risks — Country risk considerations are a standard part of Standard & Poor's analysis for credit ratings on any issuer or issue. Currency of repayment is a key factor in this analysis. An obligor's capacity to repay foreign currency obligations may be lower than its capacity to repay obligations in its local currency due to the sovereign government's own relatively lower capacity to repay external versus domestic debt. These sovereign risk considerations are incorporated in the debt ratings assigned to specific issues. Foreign currency issuer ratings are also distinguished from local currency issuer ratings to identify those instances where sovereign risks make them different for the same issuer.

Moody's short-term ratings are opinions of the ability of issuers to honor senior financial obligations and contracts. These obligations have an original maturity not exceeding one year, unless explicitly noted. The following summarizes the rating categories used by Moody's for short-term obligations:

"Prime-1" — Issuers (or supporting institutions) have a superior ability for repayment of senior short-term debt obligations. Prime-1 repayment ability will often be evidenced by many of the following characteristics: leading market positions in well-established industries; high rates of return on funds employed; conservative capitalization structure with moderate reliance on debt and ample asset protection; broad margins in earnings coverage of fixed financial charges and high internal cash generation; and well-established access to a range of financial markets and assured sources of alternate liquidity.

"Prime-2" — Issuers (or supporting institutions) have a strong ability to repay senior short-term debt obligations. This will normally be evidenced by many of the characteristics cited above but to a lesser degree. Earnings trends and coverage ratios, while sound, may be more subject to variation than is the case for Prime-1 securities. Capitalization characteristics, while still appropriate, may be more affected by external conditions. Ample alternate liquidity is maintained.

"Prime-3" — Issuers (or supporting institutions) have an acceptable ability for repayment of senior short-term debt obligations. The effect of industry characteristics and market compositions may be more pronounced. Variability in earnings and profitability may result in changes in the level of debt-protection measurements and may require relatively high financial leverage. Adequate alternate liquidity is maintained.

"Not Prime" — Issuers do not fall within any of the Prime rating categories.

Fitch short-term ratings apply to time horizons of less than 12 months for most obligations, or up to three years for U.S. public finance securities, and thus place greater emphasis on the liquidity necessary to meet financial commitments in a timely manner. The following summarizes the rating categories used by Fitch for short-term obligations:

"F1" — Securities possess the highest credit quality. This designation indicates the strongest capacity for timely payment of financial commitments and may have an added "+" to denote any exceptionally strong credit feature.

"F2" — Securities possess good credit quality. This designation indicates a satisfactory capacity for timely payment of financial commitments, but the margin of safety is not as great as in the case of the higher ratings.

"F3" — Securities possess fair credit quality. This designation indicates that the capacity for timely payment of financial commitments is adequate; however, near-term adverse changes could result in a reduction to non-investment grade.

"B" — Securities possess speculative credit quality. This designation indicates minimal capacity for timely payment of financial commitments, plus vulnerability to near-term adverse changes in financial and economic conditions.

"C" — Securities possess high default risk. Default is a real possibility. This designation indicates a capacity for meeting financial commitments which is solely reliant upon a sustained, favorable business and economic environment.

"D" — Securities are in actual or imminent payment default.

Long-Term Credit Ratings

The following summarizes the ratings used by Standard & Poor's for long-term issues:

"AAA" — An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

"AA" — An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

"A" — An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

"BBB" — An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation.

Obligations rated "BB," "B," "CCC," "CC" and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

"BB" — An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

"B" — An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB," but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

"CCC" — An obligation rated "CCC" is currently vulnerable to nonpayment and is dependent upon favorable business, financial and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

"CC" — An obligation rated "CC" is currently highly vulnerable to nonpayment.

"C" — A subordinated debt obligation rated "C" is currently highly vulnerable to nonpayment. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued.

"D" — An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payment will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

- PLUS (+) OR MINUS (-) — The ratings from "AA" through "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

The following summarizes the ratings used by Moody's for long-term debt:

"Aaa" — Bonds are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

"Aa" — Bonds are judged to be of high quality by all standards. Together with the "Aaa" group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in "Aaa" securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the "Aaa" securities.

"A" — Bonds possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

"Baa" — Bonds are considered as medium-grade obligations, (i.e., they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

"Ba" — Bonds are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

"B" — Bonds generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

"Caa" — Bonds are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

"Ca" — Bonds represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

"C" — Bonds are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from "Aa" through "Caa." The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of its generic rating category.

4-A

The following summarizes long-term ratings used by Fitch:

"AAA" — Securities considered to be investment grade and of the highest credit quality. These ratings denote the lowest expectation of credit risk and are assigned only in case of exceptionally strong capacity for timely payment of financial commitments. This capacity is highly unlikely to be adversely affected by foreseeable events.

"AA" — Securities considered to be investment grade and of very high credit quality. These ratings denote a very low expectation of credit risk and indicate very strong capacity for timely payment of financial commitments. This capacity is not significantly vulnerable to foreseeable events.

"A" — Securities considered to be investment grade and of high credit quality. These ratings denote a low expectation of credit risk. The capacity for timely payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to changes in circumstances or in economic conditions than is the case for higher ratings.

"BBB" — Securities considered to be investment grade and of good credit quality. These ratings denote that there is currently a low expectation of credit risk. The capacity for timely payment of financial commitments is considered adequate, but adverse changes in circumstances and in economic conditions are more likely to impair this capacity. This is the lowest investment grade category.

"BB" — Securities considered to be speculative. These ratings indicate that there is a possibility of credit risk developing, particularly as the result of adverse economic change over time; however, business or financial alternatives may be available to allow financial commitments to be met. Securities rated in this category are not investment grade.

"B" — Securities considered to be highly speculative. These ratings indicate that significant credit risk is present, but a limited margin of safety remains. Financial commitments are currently being met; however, capacity for continued payment is contingent upon a sustained, favorable business and economic environment.

"CCC," "CC" and "C" — Securities have high default risk. Default is a real possibility, and capacity for meeting financial commitments is solely reliant upon sustained, favorable business or economic developments. "CC" ratings indicate that default of some kind appears probable, and "C" ratings signal imminent default.

"DDD," "DD" and "D" — Securities are in default. The ratings of obligations in these categories are based on their prospects for achieving partial or full recovery in a reorganization or liquidation of the obligor.

Entities rated in this category have defaulted on some or all of their obligations. Entities rated "DDD" have the highest prospect for resumption of performance or continued operation with or without a formal reorganization process. Entities rated "DD" and "D" are generally undergoing a formal reorganization or liquidation process; those rated "DD" are likely to satisfy a higher portion of their outstanding obligations, while entities rated "D" have a poor prospect for repaying all obligations.

PLUS (+) or MINUS (-) may be appended to a rating to denote relative status within major rating categories. Such suffixes are not added to the "AAA" long-term rating category or to categories below "CCC".

Notes to Short-Term and Long-Term Credit Ratings

Standard & Poor's

   CreditWatch: CreditWatch highlights the potential direction of a short- or long-term rating. It focuses on identifiable events and short-term trends that cause ratings to be placed under special surveillance by Standard & Poor's analytical staff. These may include mergers, recapitalizations, voter referendums, regulatory action, or anticipated operating developments. Ratings appear on CreditWatch when such an event or a deviation from an expected trend occurs and additional information is necessary to evaluate the current rating. A listing, however, does not mean a rating change is inevitable, and whenever possible, a range of alternative ratings will be shown. CreditWatch is not intended to include all ratings under review, and rating changes may occur without the ratings having first appeared on CreditWatch. The "positive" designation means that a rating may be raised; "negative" means a rating may be lowered; and "developing" means that a rating may be raised, lowered or affirmed.

   Rating Outlook: A Standard & Poor's Rating Outlook assesses the potential direction of a long-term credit rating over the intermediate to longer term. In determining a Rating Outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An Outlook is not necessarily a precursor of a rating change or future CreditWatch action.

   • Positive means that a rating may be raised.

   • Negative means that a rating may be lowered.

   • Stable means that a rating is not likely to change.

   • Developing means a rating may be raised or lowered.

   • N.M. means not meaningful.

Moody's

   Watchlist: Watchlists list the names of credits whose ratings have a likelihood of changing. These names are actively under review because of developing trends or events which, in Moody's opinion, warrant a more extensive examination. Inclusion on this Watchlist is made solely at the discretion of Moody's Investors Services, and not all borrowers with ratings presently under review for possible downgrade or upgrade are included on any one Watchlist. In certain cases, names may be removed from this Watchlist without a change in rating.

Fitch

   Withdrawn: A rating is withdrawn when Fitch deems the amount of information available to be inadequate for rating purposes, or when an obligation matures, is called, or refinanced.

   Rating Watch: Ratings are placed on Rating Watch to notify investors that there is a reasonable probability of a rating change and the likely direction of such change. These are designated as "Positive", indicating a potential upgrade, "Negative", for a potential downgrade, or "Evolving", if ratings may be raised, lowered or maintained. Rating Watch is typically resolved over a relatively short period.

6-A

Rating Outlook: A Rating Outlook indicates the direction a rating is likely to move over a one to two-year period. Outlooks may be positive, stable or negative. A positive or negative Rating Outlook does not imply a rating change is inevitable. Similarly, companies whose outlooks are "stable" could be upgraded or downgraded before an outlook moves to a positive or negative if circumstances warrant such an action. Occasionally, Fitch may be unable to identify the fundamental trend. In these cases, the Rating Outlook may be described as evolving.

Municipal Note Ratings

A Standard & Poor's note rating reflects the liquidity factors and market access risks unique to notes due in three years or less. The following summarizes the ratings used by Standard & Poor's for municipal notes:

"SP-1" — The issuers of these municipal notes exhibit a strong capacity to pay principal and interest. Those issues determined to possess a very strong capacity to pay debt service are given a plus (+) designation.

"SP-2" — The issuers of these municipal notes exhibit a satisfactory capacity to pay principal and interest, with some vulnerability to adverse financial and economic changes over the term of the notes.

"SP-3" — The issuers of these municipal notes exhibit speculative capacity to pay principal and interest.

In municipal debt issuance, there are three rating categories for short-term obligations that are considered investment grade. These ratings are designated Moody's Investment Grade ("MIG") and are divided into three levels – MIG 1 through MIG 3. In the case of variable rate demand obligations, a two-component rating is assigned. The first element represents Moody's evaluation of the degree of risk associated with scheduled principal and interest payments. The second element represents Moody's evaluation of the degree of risk associated with the demand feature, using the MIG rating scale. The short-term rating assigned to the demand feature is designated as VMIG. MIG ratings expire at note maturity. By contrast, VMIG ratings expirations will be a function of each issue's specific structural or credit features. The following summarizes the ratings by Moody's for these short-term obligations:

"MIG-1"/"VMIG-1" — This designation denotes superior credit quality. Excellent protection is afforded by established cash flows, highly reliable liquidity support or demonstrated broad-based access to the market for refinancing.

"MIG-2"/"VMIG-2" — This designation denotes strong credit quality. Margins of protection are ample although not as large as in the preceding group.

"MIG-3"/"VMIG-3" — This designation denotes acceptable credit quality. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

"SG" — This designation denotes speculative-grade credit quality. Debt instruments in this category lack sufficient margins of protection.

Fitch uses the same ratings for municipal securities as described above for other short-term credit ratings.

About Credit Ratings

A Standard & Poor's issue credit rating is a current opinion of the creditworthiness of an obligor with respect to a specific financial obligation. The issue credit rating is not a recommendation to purchase, sell or hold a financial obligation. Credit ratings may be changed, suspended or withdrawn.

Moody's credit ratings must be construed solely as statements of opinion and not recommendations to purchase, sell or hold any securities.

Fitch credit ratings are an opinion on the ability of an entity or of a securities issue to meet financial commitments on a timely basis. Fitch credit ratings are used by investors as indications of the likelihood of getting their money back in accordance with the terms on which they invested. However, Fitch credit ratings are not recommendations to buy, sell or hold any security. Ratings may be changed or withdrawn.

BUSINESS PRINCIPLES OF GOLDMAN, SACHS & CO.

Goldman Sachs is noted for its Business Principles, which guide all of the firm's activities and serve as the basis for its distinguished reputation among investors worldwide.

Our client's interests always come first. Our experience shows that if we serve our clients well, our own success will follow.

Our assets are our people, capital and reputation. If any of these is ever diminished, the last is the most difficult to restore. We are dedicated to complying fully with the letter and spirit of the laws, rules and ethical principles that govern us. Our continued success depends upon unswerving adherence to this standard.

We take great pride in the professional quality of our work. We have an uncompromising determination to achieve excellence in everything we undertake. Though we may be involved in a wide variety and heavy volume of activity, we would, if it came to a choice, rather be best than biggest.

We stress creativity and imagination in everything we do. While recognizing that the old way may still be the best way, we constantly strive to find a better solution to a client's problems. We pride ourselves on having pioneered many of the practices and techniques that have become standard in the industry.

We make an unusual effort to identify and recruit the very best person for every job. Although our activities are measured in billions of dollars, we select our people one by one. In a service business, we know that without the best people, we cannot be the best firm.

We offer our people the opportunity to move ahead more rapidly than is possible at most other places. We have yet to find limits to the responsibility that our best people are able to assume. Advancement depends solely on ability, performance and contribution to the Firm's success, without regard to race, color, religion, sex, age, national origin, disability, sexual orientation, or any other impermissible criterion or circumstance.

We stress teamwork in everything we do. While individual creativity is always encouraged, we have found that team effort often produces the best results. We have no room for those who put their personal interests ahead of the interests of the firm and its clients.

The dedication of our people to the Firm and the intense effort they give their jobs are greater than one finds in most other organizations. We think that this is an important part of our success.

Our profits are a key to our success. They replenish our capital and attract and keep our best people. It is our practice to share our profits generously with all who helped create them. Profitability is crucial to our future.

We consider our size an asset that we try hard to preserve. We want to be big enough to undertake the largest project that any of our clients could contemplate, yet small enough to maintain the loyalty, the intimacy and the esprit de corps that we all treasure and that contribute greatly to our success.

We constantly strive to anticipate the rapidly changing needs of our clients and to develop new services to meet those needs. We know that the world of finance will not stand still and that complacency can lead to extinction.

We regularly receive confidential information as part of our normal client relationships. To breach a confidence or to use confidential information improperly or carelessly would be unthinkable.

Our business is highly competitive, and we aggressively seek to expand our client relationships. However, we must always be fair to competitors and must never denigrate other firms.

Integrity and honesty are the heart of our business. We expect our people to maintain high ethical standards in everything they do, both in their work for the firm and in their personal lives.

GOLDMAN, SACHS & CO.'S INVESTMENT BANKING
AND SECURITIES ACTIVITIES

Goldman Sachs is a leading financial services firm traditionally known on Wall Street and around the world for its institutional and private client services.

- With fifty offices worldwide Goldman Sachs employs over 20,000 professionals focused on opportunities in major markets.

- The number one underwriter of all international equity issues from 1989-2001.

- The number one lead manager of U.S. common stock offerings from 1989-2001.*

- The number one lead manager for initial public offerings (IPOs) worldwide from 1989-2001.

* Source: Securities Data Corporation. Common stock ranking excludes REITS, Investment Trusts and Rights. Ranking based on dollar volume issued.

3-B

GOLDMAN, SACHS & CO.'S HISTORY OF EXCELLENCE

1869	Marcus Goldman opens Goldman Sachs for business
1890	Dow Jones Industrial Average first published
1896	Goldman, Sachs & Co. joins New York Stock Exchange
1906	Goldman, Sachs & Co. takes Sears Roebuck & Co. public (at 96 years, the firm's longest-standing client relationship)
	Dow Jones Industrial Average tops 100
1925	Goldman, Sachs & Co. finances Warner Brothers, producer of the first talking film
1956	Goldman, Sachs & Co. co-manages Ford's public offering, the largest to date
1970	Goldman, Sachs & Co. opens London office
1972	Dow Jones Industrial Average breaks 1000
1986	Goldman, Sachs & Co. takes Microsoft public
1988	Goldman Sachs Asset Management is formally established
1991	Goldman, Sachs & Co. provides advisory services for the largest privatization in the region of the sale of Telefonos de Mexico
1995	Goldman Sachs Asset Management introduces Global Tactical Asset Allocation Program
	Dow Jones Industrial Average breaks 5000
1996	Goldman, Sachs & Co. takes Deutsche Telekom public
	Dow Jones Industrial Average breaks 6000
1997	Dow Jones Industrial Average breaks 7000
	Goldman Sachs Asset Management increases assets under management by 100% over 1996
1998	Goldman Sachs Asset Management reaches $195.5 billion in assets under management
	Dow Jones Industrial Average breaks 9000
1999	Goldman Sachs becomes a public company
	Goldman Sachs Asset Management launches the Goldman Sachs Internet Tollkeeper Fund; becomes the year's second most successful new fund launch

2000	Goldman Sachs CORE[sm] Tax-Managed Equity Fund launches
	Goldman Sachs Asset Management has total assets under management of $298.5 billion
2001	Goldman Sachs Asset Management reaches $100 billion in money market assets
	Goldman Sachs Asset Management has total assets under management of $306 billion
	Goldman Sachs acquires Spear, Leeds and Kellogg

APPENDIX C

Statement of Intention
(applicable only to Class A Shares)

If a shareholder anticipates purchasing within a 13-month period Class A Shares of a Fund alone or in combination with Class A Shares of another Goldman Sachs Fund in the amount of $100,000 or more in the case of the Government Income, Municipal Income, Core Fixed Income, Global Income, High Yield Municipal and High Yield Funds; $250,000 or more in the case of the Short Duration Government and Short Duration Tax-Free Funds; and $500,000 or more in the case of the Enhanced Income Fund and Ultra-Short Duration Government Fund, the shareholder may obtain shares of the Fund at the same reduced sales charge as though the total quantity were invested in one lump sum by checking and filing the Statement of Intention in the Account Application. Income dividends and capital gain distributions taken in additional shares will not apply toward the completion of the Statement of Intention.

To ensure that the reduced price will be received on future purchases, the investor must inform Goldman Sachs that the Statement of Intention is in effect each time shares are purchased. Subject to the conditions mentioned below, each purchase will be made at the public offering price applicable to a single transaction of the dollar amount specified on the Account Application. The investor makes no commitment to purchase additional shares, but if the investor's purchases within 13 months plus the value of shares credited toward completion do not total the sum specified, the investor will pay the increased amount of the sales charge prescribed in the Escrow Agreement.

Escrow Agreement

Out of the initial purchase (or subsequent purchases if necessary), 5% of the dollar amount specified on the Account Application will be held in escrow by the Transfer Agent in the form of shares registered in the investor's name. All income dividends and capital gains distributions on escrowed shares will be paid to the investor or to his or her order. When the minimum investment so specified is completed (either prior to or by the end of the 13th month), the investor will be notified and the escrowed shares will be released.

If the intended investment is not completed, the investor will be asked to remit to Goldman Sachs any difference between the sales charge on the amount specified and on the amount actually attained. If the investor does not within 20 days after written request by Goldman Sachs pay such difference in the sales charge, the Transfer Agent will redeem, pursuant to the authority given by the investor in the Account Application, an appropriate number of the escrowed shares in order to realize such difference. Shares remaining after any such redemption will be released by the Transfer Agent.

PART C
OTHER INFORMATION
Item 23.   Exhibits

The following exhibits relating to Goldman Sachs Trust are incorporated herein by reference to Post-Effective Amendment No. 26 to Goldman Sachs Trust's Registration Statement on Form N-1A (Accession No. 000950130-95-002856); to Post-Effective Amendment No. 27 to such Registration Statement (Accession No. 0000950130-96-004931); to Post-Effective Amendment No. 29 to such Registration Statement (Accession No. 0000950130-97-000573); to Post-Effective Amendment No. 31 to such Registration Statement (Accession No. 0000950130-97-000805); to Post-Effective Amendment No. 32 to such Registration Statement (Accession No. 0000950130-97-0001846); to Post-Effective Amendment No. 40 to such Registration Statement (Accession No. 0000950130-97-004495); to Post-Effective Amendment No. 41 to such Registration Statement (Accession No 0000950130-98-000676); to Post-Effective Amendment No. 43 to such Registration Statement (Accession No. 0000950130-98-000965); to Post-Effective Amendment No. 44 to such Registration Statement (Accession No. 0000950130-98-002160); to Post-Effective Amendment No. 46 to such Registration Statement (Accession No. 0000950130-98-003563); to Post-Effective Amendment No. 47 to such Registration Statement (Accession No. 0000950130-98-004845); to Post-Effective Amendment No. 48 to such Registration Statement (Accession No. 0000950109-98-005275); to Post-Effective Amendment No. 50 to such Registration Statement (Accession No. 0000950130-98-006081); to Post-Effective Amendment No. 51 to such Registration Statement (Accession No. 0000950130-99-000178); to Post-Effective Amendment No. 52 to such Registration Statement (Accession No. 0000950130-99-000742); to Post-Effective Amendment No. 53 to such Registration Statement (Accession No. 0000950130-99-001069); to Post-Effective Amendment No. 54 to such Registration Statement (Accession No. 0000950130-99-002212); to Post-Effective Amendment No. 55 to such Registration Statement (Accession No. 0000950109-99-002544); to Post-Effective Amendment No. 56 to such Registration Statement (Accession No. 0000950130-99-005294); to Post-Effective Amendment No. 57 to such Registration Statement (Accession No. 0000950109-99-003474); to Post-Effective Amendment No. 58 to such Registration Statement (Accession No. 0000950109-99-004208); to Post-Effective Amendment No. 59 to such Registration Statement (Accession No. 0000950130-99-006810); to Post-Effective Amendment No. 60 to such Registration Statement (Accession No. 0000950109-99-004538) (no exhibits filed as part of this Amendment); to Post-Effective Amendment No. 61 to such Registration Statement (Accession No. 0000950130-00-000099) (no exhibits filed as part of this Amendment); to Post-Effective Amendment No. 62 to such Registration Statement (Accession No. 0000950109-00-000585); to Post-Effective Amendment No. 63 to such Registration Statement (Accession No. 0000950109-00-001365); to Post-Effective Amendment No. 64 to such Registration Statement (Accession No. 0000950130-00-002072); to Post-Effective Amendment No. 65 to such Registration Statement (Accession No. 0000950130-00-002509); to Post-Effective Amendment No. 66 to such Registration Statement (Accession No. 0000950130-00-003033); to Post-Effective Amendment No.

67 to such Registration Statement (Accession No. 0000950130-00-003405); to Post-Effective Amendment No. 68 to such Registration Statement (Accession No. 0000950109-00-500123); to Post-Effective Amendment No. 69 to such Registration Statement (Accession No. 0000950109-00-500156); to Post-Effective Amendment No. 70 to such Registration Statement (Accession No. 0000950109-01-000419); to Post-Effective Amendment No. 71 to such Registration Statement (Accession No. 0000950109-01-500094); to Post-Effective Amendment No. 72 to such Registration Statement (Accession No. 0000950109-01-500540); to Post-Effective Amendment No. 73 to such Registration Statement (Accession No. 0000950123-01-509514); to Post-Effective Amendment No. 74 to such Registration Statement (Accession No. 0000950123-02-002026); to Post-Effective Amendment No. 75 to such Registration Statement (Accession No. 0000950123-02-003780); to Post-Effective Amendment No. 76 to such Registration Statement (Accession No. 0000950123-02-006143); to Post-Effective Amendment No. 77 to such Registration Statement (Accession No. 0000950123-02-006151); to Post-Effective Amendment No. 78 to such Registration Statement (Accession No. 0000950123-02-007177); to Post-Effective Amendment No. 79 to such Registration Statement (Accession No. 0000950123-02-011711) and to Post-Effective Amendment No. 80 to such Registration Statement (Accession No. 0000950123-02-011988).

(a)(1).	Agreement and Declaration of Trust dated January 28, 1997. (Accession No. 0000950130-97-000573).
(a)(2).	Amendment No. 1 dated April 24, 1997 to Agreement and Declaration of Trust January 28, 1997. (Accession No. 0000950130-97-004495).
(a)(3).	Amendment No. 2 dated July 21, 1997 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-97-004495).
(a)(4).	Amendment No. 3 dated October 21, 1997 to the Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-98-000676).
(a)(5).	Amendment No. 4 dated January 28, 1998 to the Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-98-000676).
(a)(6).	Amendment No. 5 dated April 23, 1998 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-98-004845).

(a)(7).	Amendment No. 6 dated July 22, 1998 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-98-004845).
(a)(8).	Amendment No. 7 dated November 3, 1998 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-98-006081).
(a)(9).	Amendment No. 8 dated January 22, 1999 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-99-000742).
(a)(10).	Amendment No. 9 dated April 28, 1999 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950109-99-002544).
(a)(11).	Amendment No. 10 dated July 27, 1999 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-99-005294).
(a)(12).	Amendment No. 11 dated July 27, 1999 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-99-005294).
(a)(13).	Amendment No. 12 dated October 26, 1999 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-99-004208).
(a)(14).	Amendment No. 13 dated February 3, 2000 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950109-00-000585).
(a)(15).	Amendment No. 14 dated April 26, 2000 to Agreement and Declaration of Trust as amended, dated January 28, 1997. (Accession No. 0000950130-00-002509).
(a)(16).	Amendment No. 15 dated August 1, 2000 to Agreement and Declaration of Trust, as amended, dated January 28, 1997. (Accession No. 0000950109-00-500123).
(a)(17).	Amendment No. 16 dated January 30, 2001 to Agreement and Declaration of Trust, dated January 28, 1997. (Accession No. 0000950109-01-500540).

(a)(18).	Amendment No. 17 dated April 25, 2001 to Agreement and Declaration of Trust, dated January 28, 1997. (Accession No. 0000950123-01-509514).
(a)(19).	Amendment No. 18 dated July 1, 2002 to Agreement and Declaration of Trust, dated January 28, 1997. (Accession No. 0000950123-02-011711).
(a)(20).	Amendment No. 19 dated August 1, 2002 to Agreement and Declaration of Trust, dated January 28, 1997. (Accession No. 0000950123-02-011711).
(a)(21).	Amendment No. 20 dated August 1, 2002 to Agreement and Declaration of Trust, dated January 28, 1997. (Accession No. 0000950123-02-011711).
(b)(1).	Amended and Restated By-laws of the Delaware business trust dated January 28, 1997. (Accession No. 0000950130-97-000573).
(b)(2).	Amended and Restated By-laws of the Delaware business trust dated January 28, 1997 as amended and restated July 27, 1999. (Accession No. 0000950130-99-005294).
(b)(3).	Amended and Restated By-laws of the Delaware business trust dated January 28, 1997 as amended and restated October 30, 2002. (Accession No. 0000950123-02-011711).
(c).	Not applicable.
(d)(1).	Management Agreement dated April 30, 1997 between Registrant, on behalf of Goldman Sachs Short Duration Government Fund, and Goldman Sachs Funds Management, L.P. (Accession No. 0000950130-98-000676).
(d)(2).	Management Agreement dated April 30, 1997 between Registrant, on behalf of Goldman Sachs Adjustable Rate Government Fund, and Goldman Sachs Funds Management, L.P. (Accession No. 0000950130-98-000676).
(d)(3).	Management Agreement dated April 30, 1997 between Registrant, on behalf of Goldman Sachs Short Duration Tax-Free Fund, and Goldman Sachs Asset Management. (Accession No. 0000950130-98-000676).
(d)(4).	Management Agreement dated April 30, 1997 between Registrant, on behalf of Goldman Sachs Core Fixed Income Fund, and

Goldman Sachs Asset Management. (Accession No. 0000950130-98-000676).

(d)(5).	Management Agreement dated April 30, 1997 between the Registrant, on behalf of Goldman Sachs — Institutional Liquid Assets, and Goldman Sachs Asset Management. (Accession No. 0000950130-98-000676).
(d)(6).	Management Agreement dated April 30, 1997 between Registrant, Goldman Sachs Asset Management, Goldman Sachs Fund Management L.P. and Goldman, Sachs Asset Management International. (Accession No. 0000950109-98-005275).
(d)(7).	Management Agreement dated January 1, 1998 on behalf of the Goldman Sachs Asset Allocation Portfolios and Goldman Sachs Asset Management. (Accession No. 0000950130-98-000676).
(d)(8).	Amended Annex A to Management Agreement dated January 1, 1998 on behalf of the Goldman Sachs Asset Allocation Portfolios and Goldman Sachs Asset Management (Conservative Strategy Portfolio) (Accession No. 0000950130-99-000742).
(d)(9).	Amended Annex A dated April 28, 1999 to Management Agreement dated April 30, 1997. (Accession No. 0000950109-99-002544).
(d)(10).	Amended Annex A dated July 27, 1999 to Management Agreement dated April 30, 1997. (Accession No. 0000950130-99-005294).
(d)(11).	Amended Annex A dated October 26, 1999 to Management Agreement dated April 30, 1997. (Accession No. 0000950130-99-004208).
(d)(12).	Amended Annex A dated February 3, 2000 to Management Agreement dated April 30, 1997 (Accession No. 0000950109-00-001365).
(d)(13).	Amended Annex A dated April 26, 2000 to Management Agreement dated April 30, 1997 (Accession No. 0000950130-00-002509).
(d)(14).	Amended Annex A dated January 30, 2001 to Management Agreement dated April 30, 1997 (Accession No. 0000950109-01-500094).

(d)(15).	Amended Annex A dated April 25, 2001 to Management Agreement, dated April 30, 1997 (Accession No. 0000950123-01-509514).
(d)(16).	Amended Annex A dated August 1, 2002 to Management Agreement, dated April 30, 1997. (Accession No. 0000950123-02-011711).
(e)(1).	Distribution Agreement dated April 30, 1997, as amended August 1, 2002. (Accession No. 0000950123-02-011711).
(f).	Not applicable.
(g)(1).	Custodian Agreement dated July 15, 1991, between Registrant and State Street Bank and Trust Company. (Accession No. 0000950130-95-002856).
(g)(2).	Custodian Agreement dated December 27, 1978 between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs - Institutional Liquid Assets, filed as Exhibit 8(a). (Accession No. 0000950130-98-000965).
(g)(3).	Letter Agreement dated December 27, 1978 between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs - Institutional Liquid Assets, pertaining to the fees payable by Registrant pursuant to the Custodian Agreement, filed as Exhibit 8(b). (Accession No. 0000950130-98-000965).
(g)(4).	Amendment dated May 28, 1981 to the Custodian Agreement referred to above as Exhibit (g)(2). (Accession No. 0000950130-98-000965).
(g)(5).	Fee schedule relating to the Custodian Agreement between Registrant on behalf of the Goldman Sachs Asset Allocation Portfolios and State Street Bank and Trust Company. (Accession No. 0000950130-97-004495).
(g)(6).	Letter Agreement dated June 14, 1984 between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs - Institutional Liquid Assets, pertaining to a change in wire charges under the Custodian Agreement, filed as Exhibit 8(d). (Accession No. 0000950130-98-000965).
(g)(7).	Letter Agreement dated March 29, 1983 between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs - Institutional Liquid Assets, pertaining to the latter's

designation of Bank of America, N.T. and S.A. as its subcustodian and certain other matters, filed as Exhibit 8(f). (Accession No. 0000950130-98-000965).

(g)(8).   Letter Agreement dated March 21, 1985 between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs - Institutional Liquid Assets, pertaining to the creation of a joint repurchase agreement account, filed as Exhibit 8(g). (Accession No. 0000950130-98-000965).

(g)(9).   Letter Agreement dated November 7, 1985, with attachments, between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs — Institutional Liquid Assets, authorizing State Street Bank and Trust Company to permit redemption of units by check, filed as Exhibit 8(h). (Accession No. 0000950130-98-000965).

(g)(10).   Money Transfer Services Agreement dated November 14, 1985, including attachment, between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs — Institutional Liquid Assets, pertaining to transfers of funds on deposit with State Street Bank and Trust Company, filed as Exhibit 8(i). (Accession No. 0000950130-98-000965).

(g)(11).   Letter Agreement dated November 27, 1985 between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs - Institutional Liquid Assets, amending the Custodian Agreement. (Accession No. 0000950130-98-000965).

(g)(12).   Letter Agreement dated July 22, 1986 between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs - Institutional Liquid Assets, pertaining to a change in wire charges. (Accession No. 0000950130-98-000965).

(g)(13).   Letter Agreement dated June 20, 1987 between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs - Institutional Liquid Assets, amending the Custodian Agreement. (Accession No. 0000950130-98-000965).

(g)(14).   Letter Agreement between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs — Institutional Liquid Assets, pertaining to the latter's designation of Security Pacific National Bank as its subcustodian and certain other matters. (Accession No. 0000950130-98-000965).

(g)(15).	Amendment dated July 19, 1988 to the Custodian Agreement between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs — Institutional Liquid Assets. (Accession No. 0000950130-98-000965).
(g)(16).	Amendment dated December 19, 1988 to the Custodian Agreement between Registrant and State Street Bank and Trust Company, on behalf of Goldman Sachs — Institutional Liquid Assets. (Accession No. 0000950130-98-000965).
(g)(17).	Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company on behalf of Goldman Sachs Capital Growth Fund. (Accession No. 0000950130-98-006081).
(g)(18).	Sub-Custodian Agreement dated March 29, 1983 between State Street Bank and Trust Company and Bank of America, National Trust and Savings Association on behalf of Goldman Sachs Institutional Liquid Assets. (Accession No. 0000950130-98-006081).
(g)(19).	Fee schedule dated January 8, 1999 relating to Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company (Conservative Strategy Portfolio). (Accession No. 0000950130-99-000742).
(g)(20).	Fee schedule dated April 12, 1999 relating to Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company (Strategic Growth and Growth Opportunities Portfolios). (Accession No. 0000950109-99-002544).
(g)(21).	Fee schedule dated July 19, 1999 relating to Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company (Internet Tollkeeper Fund). (Accession No. 0000950130-99-005294).
(g)(22).	Fee schedule dated October 1, 1999 relating to the Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company (Large Cap Value Fund). (Accession No. 0000950130-99-006810).
(g)(23).	Fee schedule dated January 12, 2000 relating to Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company (CORE Tax-Managed Equity Fund). (Accession No. 0000950109-00-000585).

(g)(24).	Fee schedule dated January 6, 2000 relating to Custodian Agreement dated July 15, 1991 between Registrant and State Street Bank and Trust Company (High Yield Municipal Fund). (Accession No. 0000950109-00-000585).
(g)(25).	Fee schedule dated April 14, 2000 relating to Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company (Research Select Fund). (Accession No. 0000950130-00-002509).
(g)(26).	Fee schedule dated April 14, 2000 relating to Custodian Agreement dated July 15, 1991 between Registrant and State Street Bank and Trust Company (Enhanced Income Fund). (Accession No. 0000950130-00-002509).
(g)(27).	Additional Portfolio Agreement dated September 27, 1999 between Registrant and State Street Bank and Trust Company. (Accession No. 0000950109-00-000585).
(g)(28).	Letter Agreement dated September 27, 1999 between Registrant and State Street Bank and Trust Company relating to Custodian Agreement dated December 27, 1978. (Accession No. 0000950109-00-000585).
(g)(29).	Letter Agreement dated September 27, 1999 between Registrant and State Street Bank and Trust Company relating to Custodian Agreement dated April 6, 1990. (Accession No. 0000950109-00-000585).
(g)(30).	Letter Agreement dated September 27, 1999 between Registrant and State Street Bank and Trust Company relating to Custodian Agreement dated July 15, 1991. (Accession No. 0000950109-00-000585).
(g)(31)	Letter Agreement dated January 29, 2001 relating to Custodian Agreement dated July 15, 1991 between Registrant and State Street Bank and Trust Company (Global Consumer Growth Fund, Global Financial Services Fund, Global Health Sciences Fund, Global Infrastructure and Resources Fund and Global Technology Fund). (Accession No. 0000950109-01-500540).
(g)(32).	Amendment dated July 2, 2001 to the Custodian Agreement dated December 27, 1978 between Registrant and State Street Bank and Trust Company (Accession No. 0000950123-01-509514).

(g)(33).	Amendment dated July 2, 2001 to the Custodian Contract dated April 6, 1990 between Registrant and State Street Bank and Trust Company (Accession No. 0000950123-01-509514).
(g)(34).	Amendment dated July 2, 2001 to the Custodian Contract dated July 15, 1991 between Registrant and State Street Bank and Trust Company (Accession No. 0000950123-01-509514).
(g)(35).	Form of amendment to the Custodian Agreement dated December 27, 1978 between Registrant and State Street Bank and Trust Company (Accession No. 0000950123-01-509514).
(g)(36).	Amendment to the Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company (Accession No.0000950123-02-003780).
(g)(37).	Amendment to the Custodian Agreement dated July 15, 1991 between Registrant and State Street Bank and Trust Company (Accession No.0000950123-02-003780).
(g)(38).	Letter Amendment dated May 15, 2002 to the Custodian Agreement dated April 6, 1990 between Registrant and State Street Bank and Trust Company. (Accession No. 0000950123-02-011711).
(h)(1).	Wiring Agreement dated June 20, 1987 among Goldman, Sachs & Co., State Street Bank and Trust Company and The Northern Trust Company. (Accession No. 0000950130-98-000965).
(h)(2).	Letter Agreement dated June 20, 1987 regarding use of checking account between Registrant and The Northern Trust Company. (Accession No. 0000950130-98-000965).
(h)(3).	Transfer Agency Agreement dated July 15, 1991 between Registrant and Goldman, Sachs & Co. (Accession No. 0000950130-95-002856).
(h)(4).	Transfer Agency Agreement dated May 1, 1988 between Goldman Sachs Institutional Liquid Assets and Goldman, Sachs & Co. (Accession No. 0000950130-98-006081).
(h)(5).	Transfer Agency Agreement dated April 30, 1997 between Registrant and Goldman, Sachs & Co. on behalf of the Financial Square Funds. (Accession No. 0000950130-98-006081).

(h)(6).	Transfer Agency Agreement dated April 6, 1990 between GS-Capital Growth Fund, Inc. and Goldman Sachs & Co. (Accession No. 0000950130-98-006081).
(h)(7).	Goldman Sachs — Institutional Liquid Assets Administration Class Administration Plan dated April 22, 1998. (Accession No. 0000950130-98-006081).
(h)(8).	Cash Management Shares Service Plan dated May 1, 1998 (Accession No. 0000950130-98-006081).
(h)(9).	Form of Retail Service Agreement on behalf of Goldman Sachs Trust relating to Class A Shares of Goldman Sachs Asset Allocation Portfolios, Goldman Sachs Fixed Income Funds, Goldman Sachs Domestic Equity Funds and Goldman Sachs International Equity Funds. (Accession No. 0000950130-98-006081).
(h)(10).	Form of Supplemental Service Agreement on behalf of Goldman Sachs Trust relating to the Administrative Class, Service Class and Cash Management Class of Goldman Sachs — Institutional Liquid Assets Portfolios. (Accession No. 0000950130-98-006081).
(h)(11).	Form of Supplemental Service Agreement on behalf of Goldman Sachs Trust relating to the FST Shares, FST Preferred Shares, FST Administration Shares and FST Service Shares of Goldman Sachs Financial Square Funds. (Accession No. 0000950130-98-006081).
(h)(12).	FST Select Shares Plan dated October 26, 1999. (Accession No. 0000950130-99-006810).
(h)(13).	FST Administration Class Administration Plan dated April 25, 2000. (Accession No. 0000950130-00-002509).
(h)(14).	FST Preferred Class Preferred Administration Plan dated April 25, 2000. (Accession No. 0000950130-00-002509).
(h)(15).	Administration Class Administration Plan dated April 26, 2000. (Accession No. 0000950130-00-002509).
(h)(16).	Fee schedule relating to Transfer Agency Agreement between Registrant and Goldman, Sachs & Co. on behalf of all Funds other than ILA and FST money market funds. (Accession No. 0000950109-01-500540).

(h)(17).	Fee schedule relating to Transfer Agency Agreement between Registrant and Goldman, Sachs & Co. on behalf of the ILA portfolios. (Accession No. 0000950109-01-500540).
(h)(18).	Goldman Sachs Institutional Liquid Assets Service Class Service Plan and Shareholder Administration Plan, amended and restated as of January 30, 2001. (Accession No. 0000950109-01-500540).
(h)(19).	FST Service Class Service Plan and Shareholder Administration Plan, amended and restated as of January 30, 2001. (Accession No. 0000950109-01-500540).
(h)(20).	Service Class Service Plan and Shareholder Administration Plan, amended and restated as of January 30, 2001. (Accession No. 0000950109-01-500540).
(h)(21).	Form of Service Agreement on behalf of Goldman Sachs Trust relating to the Select Class, the Preferred Class, the Administration Class, the Service Class and the Cash Management Class, as applicable, of Goldman Sachs Financial Square Funds, Goldman Sachs Institutional Liquid Assets Portfolios, Goldman Sachs Fixed Income Funds, Goldman Sachs Domestic Equity Funds, Goldman Sachs International Equity Funds and Goldman Sachs Asset Allocation Portfolios. (Accession No. 0000950109-01-500540).
(h)(22).	Cash Portfolio Administration Class Plan dated April 25, 2001 (Accession No. 0000950123-01-509514).
(h)(23).	Cash Portfolio Preferred Administration Plan dated April 25, 2001 (Accession No. 0000950123-01-509514).
(h)(24).	Form of fee schedule relating to Transfer Agency Agreement between Registrant and Goldman, Sachs & Co. on behalf of the Cash Portfolio (Accession No. 0000950123-01-509514).
(h)(25).	FST Capital Shares Capital Administration Plan dated August 1, 2002. (Accession No. 0000950123-02-011711).
(i)(1).	Opinion of Drinker, Biddle & Reath LLP. (With respect to the Asset Allocation Portfolios). (Accession No. 0000950130-97-004495).
(i)(2).	Opinion of Morris, Nichols, Arsht & Tunnell. (Accession No. 0000950130-97-001846).

(i)(3).	Opinion of Drinker Biddle & Reath LLP. (With respect to Japanese Equity and International Small Cap). (Accession No. 0000950130-98-003563).
(i)(4).	Opinion of Drinker Biddle & Reath LLP. (With respect to Cash Management Shares). (Accession No. 0000950130-98-003563).
(i)(5).	Opinion of Drinker Biddle & Reath LLP. (With respect to the European Equity Fund). (Accession No. 0000950130-98-006081).
(i)(6).	Opinion of Drinker Biddle & Reath LLP. (With respect to the CORE Large Cap Value Fund). (Accession No. 0000950130-98-006081).
(i)(7).	Opinion of Drinker Biddle & Reath LLP (With respect to the Conservative Strategy Portfolio). (Accession No. 0000950130-99-001069).
(i)(8).	Opinion of Drinker Biddle & Reath LLP (With respect to the Strategic Growth and Growth Opportunities Portfolios). (Accession No. 0000950109-99-002544).
(i)(9).	Opinion of Drinker Biddle & Reath LLP (With respect to the Internet Tollkeeper Fund). (Accession No. 0000950109-99-004208).
(i)(10).	Opinion of Drinker Biddle & Reath LLP (With respect to the Large Cap Value Fund). (Accession No. 0000950130-99-006810).
(i)(11).	Opinion of Drinker Biddle & Reath LLP (With respect to FST Select Shares). (Accession No. 0000950109-00-000585).
(i)(12).	Opinion of Drinker Biddle & Reath LLP (With respect to the High Yield Municipal Fund). (Accession No. 0000950109-00-001365).
(i)(13).	Opinion of Drinker Biddle & Reath LLP (With respect to the CORE Tax-Managed Equity Fund). (Accession No. 0000950109-00-001365).
(i)(14).	Opinion of Drinker Biddle & Reath LLP (With respect to the Research Select Fund). (Accession No. 0000950109-00-500123).
(i)(15).	Opinion of Drinker Biddle & Reath LLP (With respect to the Enhanced Income Fund). (Accession No. 0000950109-00-500123).

(i)(16).	Opinion of Drinker Biddle & Reath LLP (With respect to Cash Management Shares of certain ILA Portfolios). (Accession No. 0000950109-00-500123).
(i)(17).	Opinion of Drinker Biddle & Reath LLP (With respect to Global Consumer Growth Fund, Global Financial Services Fund, Global Health Sciences Fund, Global Infrastructure and Resources Fund and Global Technology Fund). (Accession No. 0000950109-01-500540).
(i)(18).	Opinion of Drinker Biddle & Reath LLP (With respect to all outstanding Funds and share classes) (Accession No. 0000950123-01-509514).
(i)(19).	Opinion of Drinker, Biddle & Reath LLP (With respect to Financial Square Funds). (Accession No. 0000950123-02-011711).
(i)(20).	Opinion of Drinker, Biddle & Reath LLP (With respect to the Concentrated Growth Fund). (Accession No. 0000950123-02-011711).
(j).	None.
(k).	Not applicable.
(l).	Not applicable.
(m)(1).	Class A Distribution and Service Plan amended and restated as of September 1, 1998. (Accession No. 0000950130-98-004845).
(m)(2).	Class B Distribution and Service Plan amended and restated as of September 1, 1998. (Accession No. 0000950130-98-004845).
(m)(3).	Class C Distribution and Service Plan amended and restated as of September 1, 1998. (Accession No. 0000950130-98-004845).
(m)(4).	Cash Management Shares Plan of Distribution pursuant to Rule 12b-1 dated May 1, 1998. (Accession No. 0000950130-98-006081).
(n)(1).	Revised plan dated August 1, 2002 entered into by Registrant pursuant to Rule 18f-3. (Accession No. 0000950123-02-011711).

(p)(1).	Code of Ethics — Goldman Sachs Trust and Goldman Sachs Variable Insurance Trust, dated April 23, 1997, as amended August 1, 2002. (Accession No. 0000950123-02-011711).
(p)(2).	Code of Ethics — Goldman Sachs Asset Management, Goldman Sachs Funds Management L.P. and Goldman Sachs Asset Management International, effective January 23, 1991, as revised August 1, 2002. (Accession No. 0000950123-02-011711).
(q)(1).	Powers of Attorney of Messrs. Bakhru, Ford, Shuch, Smart, Strubel, Mosior, Gilman, Perlowski, Richman, Surloff, Mmes. McPherson, Mucker and Taylor. (Accession No. 0000950130-97-000805).
(q)(2).	Powers of Attorney dated October 21, 1997 on behalf of James A. Fitzpatrick and Valerie A. Zondorak. (Accession No. 0000950130-98-000676).
(q)(3).	Power of Attorney dated November 15, 2000 on behalf of Patrick T. Harker (Accession No. 0000950109-00-500123).
(q)(4).	Powers of Attorney dated August 2, 2001 on behalf of Gary Black, Wilma J. Smelcer and Kaysie P. Uniacke (Accession No. 0000950123-01-509514).
(q)(5)	Power of Attorney dated October 30, 2002 on behalf of James McNamara (Accession No. 0000950123-02-01198).

The following exhibit relating to Goldman Sachs Trust are filed herewith electronically pursuant to EDGAR rules:

(a)(22)	Amendment No. 21 to the Declaration of Trust dated January 29, 2003.
(j)(1)	Consent of Ernst & Young LLP.

Item 24. Persons Controlled by or Under Common Control with Registrant.

Not Applicable.

Item 25. Indemnification

Article IV of the Declaration of Trust of Goldman Sachs Trust, a Delaware business trust, provides for indemnification of the Trustees, officers and agents of the Trust, subject to certain limitations. The Declaration of Trust is incorporated by reference to Exhibit (a)(1).

The Management Agreement with each of the Funds (other than the ILA Portfolios) provides that the applicable Investment Adviser will not be liable for any error of judgment or mistake of law or for any loss suffered by a Fund, except a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Investment Adviser or from reckless disregard by the Investment Adviser of its obligations or duties under the Management Agreement. Section 7 of the Management Agreement with respect to the ILA Portfolios provides that the ILA Portfolios will indemnify the Adviser against certain liabilities; provided, however, that such indemnification does not apply to any loss by reason of its willful misfeasance, bad faith or gross negligence or the Adviser's reckless disregard of its obligation under the Management Agreement. The Management Agreements are incorporated by reference to Exhibits (d)(1) through (d)(7).

Section 9 of the Distribution Agreement between the Registrant and Goldman Sachs dated April 30, 1997, as amended August 1, 2002 and Section 7 of the Transfer Agency Agreements between the Registrant and Goldman, Sachs & Co. dated July 15, 1991, May 1, 1988, April 30, 1997 and April 6, 1990 each provide that the Registrant will indemnify Goldman, Sachs & Co. against certain liabilities. A copy of the Distribution Agreement is incorporated by reference as Exhibit (e)(1). The Transfer Agency Agreements are incorporated by reference as Exhibits (h)(3), (h)(4), (h)(5) and (h)(6), respectively, to the Registrant's Registration Statement.

Mutual fund and Trustees and officers liability policies purchased jointly by the Registrant, Trust for Credit Unions, Goldman Sachs Variable Insurance Trust and The Commerce Funds insure such persons and their respective trustees, partners, officers and employees, subject to the policies' coverage limits and exclusions and varying deductibles, against loss resulting from claims by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Item 26. Business and Other Connections of Investment Adviser.

The business and other connections of the officers and Managing Directors of Goldman, Sachs & Co., Goldman Sachs Funds Management, L.P., and Goldman Sachs Asset Management International are listed on their respective Forms ADV as currently filed with the Commission (File Nos. 801-16048, 801-37591 and 801-38157, respectively), the texts of which are hereby incorporated by reference.

Item 27. Principal Underwriters.

(a) Goldman, Sachs & Co. or an affiliate or a division thereof currently serves as investment adviser and distributor of the units of Trust for Credit Unions, for shares of Goldman Sachs Trust and for shares of Goldman Sachs Variable Insurance Trust. Goldman, Sachs & Co., or a division thereof currently serves as administrator and distributor of the units or shares of The Commerce Funds.

(b) Set forth below is certain information pertaining to the Managing Directors of Goldman, Sachs & Co., the Registrant's principal underwriter, who are members of the Goldman Sachs Group, Inc.'s Management Committee. None of the members of the management committee holds a position or office with the Registrant.

GOLDMAN SACHS MANAGEMENT COMMITTEE

Name and Principal Business Address	Position with Goldman, Sachs & Co.
Lloyd C. Blankfein (1)	Managing Director
Gary D. Cohn (1)	Managing Director
Christopher A. Cole (1)	Managing Director
J. Michael Evans (5)	Managing Director
Richard A. Friedman (1)	Managing Director
Suzanne Nora Johnson (5)	Managing Director
Robert S. Kaplan (1)	Managing Director
Scott B. Kapnick (3)	Managing Director
Kevin W. Kennedy (1)	Managing Director
Peter S. Kraus (5)	Managing Director
Andrew J. Melnick (5)	Managing Director
Eric M. Mindich (5)	Managing Director
Masanori Mochida (6)	Managing Director
Thomas K. Montag (5)	Managing Director
Philip D. Murphy (2)	Managing Director
Daniel M. Neidich (1)	Managing Director
Gregory K. Palm (1)	Counsel and Managing Director
Henry M. Paulson, Jr. (1)	Chairman and Chief Executive Officer
Eric S. Schwartz (5)	Managing Director
Michael S. Sherwood (7)	Managing Director

-17-

Esta Stecher (5)	Senior Counsel and Managing Director
Robert K. Steel (2)	Managing Director
John A. Thain (1)(3)	President and Co-Chief Operating Officer
John L. Thornton (3)	President and Co-Chief Operating Officer
David A. Viniar (4)	Managing Director
John S. Weinberg (1)	Managing Director
Peter A. Weinberg (3)	Managing Director
Jon Winkelried (3)	Managing Director

---

(1)   85 Broad Street, New York, NY 10004
(2)   32 Old Slip, New York, NY 10005
(3)   Peterborough Court, 133 Fleet Street, London EC4A 2BB, England
(4)   10 Hanover Square, New York, NY 10005
(5)   One New York Plaza, New York, NY 10004
(6)   12-32, Akasaka I-chome, Minato-Ku, Tokyo 107-6006, Japan
(7)   River Court, 120 Fleet Street, London EC4A 2QQ, England

(c) Not Applicable.

Item 28. Location of Accounts and Records.

The Declaration of Trust, By-laws and minute books of the Registrant and certain investment adviser records are in the physical possession of Goldman Sachs Asset Management, 32 Old Slip, New York, New York 10005. All other accounts, books and other documents required to be maintained under Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder are in the physical possession of State Street Bank and Trust Company, P.O. Box 1713, Boston, Massachusetts 02105 except for certain transfer agency records which are maintained by Goldman, Sachs & Co., 4900 Sears Tower, Chicago, Illinois 60606.

Item 29. Management Services

Not applicable.

Item 30. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment No. 81 under rule 485(b) under the Securities Act of 1933 and has duly caused this Post-Effective Amendment No. 81 to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York on the 19th day of February, 2003.

GOLDMAN SACHS TRUST
(A Delaware business trust)

By: /s/ Howard B. Surloff

    Howard B. Surloff
    Secretary

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to said Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Name	Title	Date
[1]Kaysie P. Uniacke Kaysie P. Uniacke	President and Trustee	February 19, 2003
[1]John M. Perlowski John M. Perlowski	Principal Accounting Officer and Principal Financial Officer	February 19, 2003
[1]Mary Patterson McPherson Mary Patterson McPherson	Trustee	February 19, 2003
[1]Ashok N. Bakhru Ashok N. Bakhru	Chairman and Trustee	February 19, 2003
[1]Alan A. Shuch Alan A. Shuch	Trustee	February 19, 2003
[1]Wilma J. Smelcer Wilma J. Smelcer	Trustee	February 19, 2003
[1]Richard P. Strubel Richard P. Strubel	Trustee	February 19, 2003
[1]Patrick T. Harker Patrick T. Harker	Trustee	February 19, 2003
[1]Gary D. Black Gary D. Black	Trustee	February 19, 2003
[1]James McNamara James McNamara	Trustee	February 19, 2003

By: /s/ Howard B. Surloff

    Howard B. Surloff,
    Attorney-In-Fact

1.   Pursuant to a power of attorney previously filed.

CERTIFICATE

The undersigned Secretary for Goldman Sachs Trust (the "Trust") hereby certifies that the Board of Trustees of the Trust duly adopted the following resolution at a meeting of the Board held on October 30, 2002.

RESOLVED, that the Trustees and Officers of the Trusts who may be required to execute any amendments to the Trust's Registration Statement be, and each hereby is, authorized to execute a power of attorney appointing Gary Black, Jesse Cole, Kerry Daniels, James A. Fitzpatrick, Mary Hoppa, Christopher Keller, John Perlowski, Kenneth Curran, Peter Fortner, Philip V. Giuca, Jr., Howard B. Surloff, Amy E. Curran, Kaysie Uniacke, Elizabeth Anderson, Danny Burke and Dave Fishman, jointly and severally, their attorneys-in-fact, each with power of substitution, for said Trustees and Officers in any and all capacities to sign the Registration Statement under the Securities Act of 1933 and the Investment Company Act of 1940 of the Trusts and any and all amendments to such Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, the Trustees and Officers hereby ratifying and confirming all that each of said attorneys-in-fact, or his or her substitute or substitutes, may do or caused to be done by virtue hereof.

Dated: February 19, 2003

/s/ Howard B. Surloff
_____

Howard B. Surloff,
Secretary

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EXHIBIT INDEX

(a)(22)   Amendment No. 21 to the Declaration of Trust dated January 29, 2003

(j)(1)   Consent of Ernst & Young LLP with Respect to Fixed Income Funds